Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or otherwise transferred all your shares in Meadville Holdings Limited (“Meadville”), you should at once hand this circular and the accompanying Form of Election, Tax Forms and form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s). This circular should be read in conjunction with the Form of Election, the contents of which form part of the terms of the transactions described in this circular.
Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular and the accompanying Form of Election, Tax Forms and form of proxy, make no representation as to their accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular and the accompanying Form of Election, Tax Forms and form of proxy.
In connection with the transactions described in this circular, TTM Technologies, Inc. (“TTM”) has filed relevant materials with the U.S. Securities and Exchange Commission (the “SEC”). TTM has filed a Registration Statement on Form S-4 with the SEC that includes a combined proxy statement for the stockholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville, (collectively, the “U.S. Prospectus”). The SEC has declared the Form S-4 effective. TTM has mailed the U.S. Prospectus to its stockholders. The U.S. Prospectus, together with this circular, are also despatched to the shareholders of Meadville. Before making any voting or investment decision, Meadville’s shareholders and investors are urged to read this circular and the U.S. Prospectus regarding the transactions described in this circular because they contain important information. The U.S. Prospectus and other documents that have been filed by TTM with the SEC are available free of charge at the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html), or by directing a request to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
This circular, together with the accompanying Form of Election, is being distributed with the U.S. Prospectus and to the extent that the transactions described in this circular constitute an offer or sale of securities of TTM in the United States of America, such offer of securities of TTM is being made pursuant to the U.S. Prospectus. There shall be no sale of any securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this circular. Information about the directors and executive officers of TTM is set forth in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the U.S. Prospectus.

TTM Technologies, Inc.
(incorporated in the State of Delaware, United States of America)

Top Mix Investments Limited	TTM Hong Kong Limited
(incorporated in the British Virgin Islands with limited liability)	(incorporated in Hong Kong with limited liability)
CIRCULAR
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION IN RESPECT OF
THE SALE OF THE PCB BUSINESS

(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE SALE OF
THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING

(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND

Financial Adviser to TTM Technologies, Inc. and
Financial Adviser to Meadville Holdings Limited	TTM Hong Kong Limited

Merrill Lynch (Asia Pacific) Limited	UBS AG, Hong Kong Branch
Financial Adviser to Top Mix Investments Limited

SOMERLEY LIMITED
Independent Financial Adviser to the Independent Board Committee of
Meadville Holdings Limited

ING Bank N.V.

All capitalised terms used in this Circular have the meanings set out in the section headed “Definitions” of this Circular, unless the context requires otherwise.
A letter from the Meadville Board is set out on pages 24 to 77 of this Circular.
A letter from the IBC containing its recommendations to the Independent Shareholders is set out on pages 78 to 79 of this Circular.
A letter from the IFA containing its advice to the IBC and the Independent Shareholders is set out on pages 80 to 129 of this Circular.
A notice convening the EGM to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong at 10:00 am on Tuesday, 9 March 2010 is set out on pages N-1 to N-5 of this Circular. A form of proxy for use at the EGM is enclosed. Whether or not you intend to attend and vote at the EGM or any adjourned meeting in person, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed on the form of proxy and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong as soon as possible, but in any event not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for any adjournment of the EGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.
Other related information is set out in Appendix I to this Circular and in the accompanying Form of Election and Tax Forms. A Form of Election for Shareholders to elect the form in which they wish to receive the component of the Proposed Distribution comprising the TTM Shares is enclosed. Shareholders are requested to complete and sign the enclosed Form of Election in accordance with the instructions printed on the Form of Election and to lodge it with the Registrar on or before the Election Deadline.
Persons, including, without limitation, custodians, nominees and trustees, who would, or otherwise intend to, forward this Circular and/or the accompanying Form of Election, Tax Forms and form of proxy to any jurisdiction outside Hong Kong, should read the details in this regard in the section headed “Information for Overseas Shareholders” of the letter from the Meadville Board set out in this Circular and Appendix I to this Circular before taking any action. It is the responsibility of each overseas Shareholder wishing to accept the Proposed Distribution to satisfy himself, herself or itself as to the full observance of the laws of the relevant jurisdiction in connection with such acceptance (including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities) and the payment of any issue, transfer or other taxes due in such jurisdiction. Overseas Shareholders are advised to seek professional advice on deciding whether to accept the Proposed Distribution.
11 February 2010

LETTER FROM THE IBC			78

LETTER FROM THE IFA			80

APPENDIX I	—	FURTHER TERMS OF THE PROPOSAL	I-1

APPENDIX II	—	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL	II-1

APPENDIX III	—	RISK FACTORS AS EXTRACTED FROM THE FORM S-4	III-1

APPENDIX IV	—	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT	IV-1

-i-

CONTENTS

Page

APPENDIX V	—	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE	V-1

APPENDIX VI	—	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP	VI-1

APPENDIX VII	—	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP	VII-1

APPENDIX VIII	—	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP	VIII-1

APPENDIX IX	—	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP .	IX-1

APPENDIX X	—	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP	X-1

APPENDIX XI	—	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP	XI-1

APPENDIX XII	—	VALUATION REPORT ON THE MEADVILLE GROUP	XII-1

APPENDIX XIII	—	GENERAL INFORMATION RELATING TO MEADVILLE	XIII-1

APPENDIX XIV	—	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK.	XIV-1

NOTICE OF EGM			N-1

ACCOMPANYING DOCUMENTS:

FORM OF ELECTION
TAX FORMS
FORM OF PROXY

-ii-

IMPORTANT NOTICE

ACTIONS TO BE TAKEN
Actions to be taken by all Shareholders
     If you are a Shareholder, regardless of whether or not you are able to attend the EGM, you are strongly urged to complete and sign the accompanying form of proxy in accordance with the instructions printed on the form of proxy and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for any adjournment of the EGM in order for the form of proxy to be valid.
     The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment of the EGM. In such event, the returned form of proxy will be deemed to have been revoked.
     If you are a Shareholder, you are also strongly urged to complete and sign the accompanying Form of Election, together with the relevant Tax Form if you elect option (a) or option (b) on the Form of Election, in accordance with the instructions printed on the Form of Election and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event on or before the Election Deadline in order for the Form of Election to be valid.
     Shareholders are strongly urged to read Appendix I to this Circular before completing the accompanying Form of Election.
     Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election. As a result, such Shareholder will receive the net cash proceeds of sale of the TTM Shares to which such Shareholder would otherwise have been entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
     Further details are set out in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board set out in this Circular, the section headed “Actions to be taken” in Appendix I to this Circular and the Form of Election.
Actions to be taken by Beneficial Owners
     Any Beneficial Owner who wishes to attend and vote at the EGM personally should contact the Registered Owner (or the appropriate intermediary) directly to make the appropriate arrangements with the Registered Owner to enable such Beneficial Owner to attend and vote at the EGM and, for such purpose, the Registered Owner may appoint such Beneficial Owner as its proxy or such Beneficial Owner must have his/her/its name entered in the register of members of Meadville no later than 4:00 pm on Wednesday, 3 March 2010.

IMPORTANT NOTICE

     Any Beneficial Owner whose Meadville Shares are registered in the name of any Registered Owner should contact such Registered Owner (or the appropriate intermediary) to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Meadville Shares beneficially owned by such Beneficial Owner should be voted at the EGM and as to the form in which such Beneficial Owner would like to receive the component of the Proposed Distribution comprising TTM Shares. Any Beneficial Owner who instructs the relevant Registered Owner to elect option (a) or option (b) on the Form of Election should return to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, a duly completed and signed Tax Form on or before the Election Deadline.
     Any Beneficial Owner who does not instruct its Registered Owner to complete, sign and return the Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election. As a result, such Beneficial Owner will, through the relevant Registered Owner, receive the net cash proceeds of sale of the TTM Shares to which such Beneficial Owner would otherwise have been entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
     Any Beneficial Owner whose Meadville Shares are deposited in CCASS and registered under the name of HKSCC Nominees must (unless such Beneficial Owner is a CCASS Investor Participant) contact their broker, custodian or nominee (or other relevant person who is or has in turn deposited such Meadville Shares with a CCASS Clearing Participant or CCASS Custodian Participant) regarding procedures for voting and election to be given to such person if such Beneficial Owner wishes to vote in respect of the Proposal and election instructions to be given to such person if such Beneficial Owner wishes to elect the form in which such Beneficial Owner would like to receive the component of the Proposed Distribution comprising the TTM Shares. CCASS Investor Participants should instruct HKSCC Nominees directly regarding the above.
     Further details are set out in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board set out in this Circular and the section headed “Actions to be taken” in Appendix I to this Circular and the Form of Election.
EXERCISE YOUR RIGHT TO VOTE
     If you are an Independent Shareholder, we strongly encourage you to exercise your right to vote or give instructions to the relevant Registered Owner to vote at the EGM. If you keep or think you may keep any Meadville Shares in a stock lending program, we urge you to recall any outstanding Meadville Shares on loan to avoid market participants using borrowed stock to vote against the Proposal, which potentially could have a negative impact on the value of your Meadville Shares.
     If you are acting as a Registered Owner, you should inform the relevant Beneficial Owner about the importance of exercising their vote.

IMPORTANT NOTICE

     If you are a Beneficial Owner and you wish to attend and vote at the EGM personally, please refer to the instructions set out under the sub-paragraph headed “Actions to be taken by Beneficial Owners” above.
     If you are in any doubt as to the action to be taken, you are encouraged to consult your licensed securities dealer or other registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.
     Should you have any queries relating to the Circular or the Proposal, please contact the Registrar, Tricor Investor Services Limited, on +852 2980 1333.
     The actions which you are required to take in relation to the Proposal are set out under the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board set out in this Circular and Appendix I to this Circular.
U.S. PROSPECTUS
     A copy of the U.S. Prospectus has been mailed to you together with this Circular. The U.S. Prospectus is also available free of charge at the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html). Please note that the U.S. Prospectus is required to be filed with the SEC pursuant to the Securities Act and has not been translated into Chinese.
     The Form S-4 contains important information. Before making any voting or investment decision, Shareholders and investors are urged to read the Form S-4 and the U.S. Prospectus carefully. Please refer to the section headed “Form S-4” in Appendix II to this Circular for further information.

EXPECTED TIMETABLE

     If the relevant conditions applicable to the Proposal are all fulfilled (or, if applicable, waived), the expected timetable to implement the Proposal is as follows:

Date of despatch of this Circular	Thursday, 11 February 2010

Latest time for lodging transfers of Meadville Shares to qualify for attending and voting at the EGM	4:00 pm on Wednesday, 3 March 2010

Register of members closed for determination of Shareholders entitled to attend and vote at the EGM	Thursday, 4 March 2010 to
Tuesday, 9 March 2010

Latest time for lodging the form of proxy for the EGM (1)	10:00 am on Sunday, 7 March 2010

Suspension of dealings in Meadville Shares	9:30 am on Tuesday, 9 March 2010

EGM	10:00 am on Tuesday, 9 March 2010

Announcement of the results of the EGM	before 7:00 pm on Tuesday, 9 March 2010

Resumption of dealings in Meadville Shares	9:30 am on Wednesday, 10 March 2010

Register of members re-open	Wednesday, 10 March 2010

Special meeting of TTM’s stockholders	10:00 am (Pacific Standard Time)
on Friday, 12 March 2010

Announcement of fulfillment of all conditions to completion of the Transactions, conditional declaration of the Proposed Distribution by the Meadville Board and the Record Date for the Proposed Distribution and notice of intent to delist (2)
before 9:00 am on Monday,
15 March 2010

Completion of the Transactions (2)	Friday, 26 March 2010

Last day of dealings in Meadville Shares on the Stock Exchange (3)	Friday, 26 March 2010

Latest time for lodging transfers of Meadville Shares to qualify for entitlements to the Proposed Distribution and under the Winding-up Proposal	4:00 pm on Wednesday, 31 March 2010

EXPECTED TIMETABLE

Register of members closed for determination of Shareholders’ entitlements to the Proposed Distribution and under the Winding-up Proposal	Thursday, 1 April 2010 onwards

Announcement of the withdrawal of the listing of Meadville Shares on the Stock Exchange	Wednesday, 7 April 2010

Effective date for the withdrawal of listing of Meadville Shares on the Stock Exchange	9:30 am on Thursday, 8 April 2010

Latest time for lodging the Form of Election (4)	4:00 pm on Monday, 12 April 2010

Record Date for the Proposed Distribution and the Winding-up Proposal (5)	Tuesday, 13 April 2010

Effective date on which Meadville is de-registered in the Cayman Islands and continued as a BVI business company in the BVI (6)	on or before Monday, 26 April 2010

Effective date of the Proposed Distribution (7)	Tuesday, 27 April 2010

Latest date for posting of cheques for cash payment pursuant to the Proposed Distribution to the Shareholders (8)	Wednesday, 5 May 2010

Long Stop Date (9)	Monday, 31 May 2010

Termination Date (10)	Wednesday, 30 June 2010

Announcement of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election on or before Tuesday,
13 July 2010

Latest date for posting of cheques for the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election	Tuesday, 20 July 2010
     Meadville will separately announce the proposed timetable for the Winding-Up Proposal in the Hong Kong Economic Times and the South China Morning Post, as well as on its website (http://www.meadvillegroup.com).

EXPECTED TIMETABLE
Notes:
(1)	The form of proxy should be lodged, by hand or by post, with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for holding any adjournment of the EGM. The completion and return of the form of proxy for the EGM will not preclude a Shareholder from attending the EGM or any adjournment of the EGM and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.

(2)	Assuming the requisite approvals are obtained at the special meeting of TTM’s stockholders and all other Laminate Sale Conditions and PCB Sale Conditions have been fulfilled (or, if applicable, waived) on or before the date of the special meeting of TTM’s stockholders, the PCB Sale and the Laminate Sale would then proceed to completion and an announcement that the Transactions have been completed will be made. If such other conditions have not then been fulfilled (or, if applicable, waived), the timetable for completion will be delayed and a further announcement will be made.

(3)	There are three Business Days from the last day of dealings in Meadville Shares on the Stock Exchange to the latest time for lodging transfers of Meadville Shares to qualify for entitlements to the Proposed Distribution and under the Winding-up Proposal, in order to allow sufficient time for clearing and settlement of dealings in Meadville Shares on the last day of trading to enable purchasers of Meadville Shares on the last day of trading to qualify for the entitlements to the Proposed Distribution and under the Winding-up Proposal.

(4)	The Form of Election must be lodged, by hand or by post, with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event no later than the Election Deadline. Any Shareholder who does not return a duly completed and signed Form of Election with the Registrar on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election.

(5)	The Proposed Distribution will not be made and the Winding-up Proposal will not proceed if the Transactions are not completed, or if the listing of Meadville Shares on the Stock Exchange is not withdrawn or the Deregistration and Continuation is not completed.

(6)	An announcement will be made by Meadville when the Deregistration and Continuation is completed.

(7)	This is the date on which the Proposed Distribution is expected to be made and the cheques for cash payment pursuant to the Proposed Distribution will be posted to Shareholders as soon as possible thereafter but in any event on or before Wednesday, 5 May 2010.

(8)	This assumes that the effective date of the Deregistration and Continuation is Monday, 26 April 2010 and that the cheques will be despatched as soon as possible but in any event within 10 days of this date.

(9)	If the relevant conditions set out in this Circular have not been fulfilled (or, if applicable, waived), by Monday, 31 May 2010, the Transactions may be terminated unless the Long Stop Date is extended. An announcement will be made stating the lapse of the Proposal (if the Transactions are terminated) or, if the Long Stop Date has been extended, the revised Long Stop Date.

(10)	If the Transactions are not completed by Wednesday, 30 June 2010, the Proposal will lapse.
     If there is a tropical cyclone warning signal number 8 or above or “black” rainstorm warning in force in Hong Kong before 12:00 noon and no longer in force after 12:00 noon on the relevant date for the lodgment of transfers, the lodgment of the form of proxy for the EGM or the lodgment of the Form of Election, then the latest time will be extended to 4:00 pm on the same

EXPECTED TIMETABLE
day (if the latest time set out above is before 12:00 noon) or if there is a tropical cyclone warning signal number 8 or above or “black” rainstorm warning in force in Hong Kong between 12:00 noon and 4:00 pm on such date, then the latest time will be extended to 4:00 pm on the following day which does not have either of those warnings in force in Hong Kong (if the latest time set out above is at or after 12:00 noon). If the expected dates set out above changes, further announcement(s) will be made in the event of such change.
     Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in this Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
     Shareholders and potential investors should also note that the above timetable is subject to change. Further announcement(s) will be made in the event of such change.
     Unless otherwise stated, all time references contained in this Circular are to Hong Kong time.

DEFINITIONS
     In this Circular, the following expressions have the meanings set out below unless the context otherwise requires:

“acting in concert”	has the meaning given to it in the Takeovers Code, and “persons acting in concert” and “concert parties” will be construed accordingly

“Adjusted EBITDA”	in respect of the PCB Business, EBITDA as adjusted for foreign exchange differences and non-scrap other income (which consists of sundries, dividends, negative goodwill from acquisition of minority interest in a subsidiary, tooling charges, investment tax credits and gains on any disposals)

“AHP”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIII to this Circular

“Ancillary Agreements”	the Shareholders’ Agreement, the Registration Rights Agreement, the Sell-Down Registration Rights Agreement, the Laminate Agreement and the Special Security Agreement (if any)

“Announcement”	the announcement dated 16 November 2009 issued jointly by Meadville, Top Mix, TTM and TTM HK in relation to, among others, the Proposal

“ASPA Acquisition”	has the meaning given to it in the section headed “Management Discussion and Analysis for Financial Year Ended 31 December 2007” in Appendix VIII to this Circular

“associates”	has the meaning given to it in the Takeovers Code

“Audited Financial Statements”	has the meaning given to it in the section headed “Introduction” in Appendix IX to this Circular

“Authority”	any foreign or domestic, federal, state, provincial, county, city or local legislative, administrative or regulatory authority, agency, court, body, commission or other governmental or quasi-governmental entity with competent jurisdiction (including the SEC, the Stock Exchange, the Executive, any self-regulatory organisation and any supranational body)

“AVA International”	AVA International Limited, a company incorporated in Hong Kong with limited liability and a direct wholly-owned subsidiary of MTG Laminate

DEFINITIONS

“Beneficial Owner”	any beneficial owner of Meadville Shares registered in the name of any nominee, custodian, trustee, depository or any other third party

“B.I. Appraisals”	B.I. Appraisals Limited, an independent firm of professional surveyors

“Business Day”	a day on which banks are open for business in Hong Kong and New York City, United States (other than a Saturday, Sunday, a public holiday or a day on which a tropical cyclone warning signal number 8 or above or a “black” rainstorm warning is hoisted in Hong Kong at any time between 9:00 am and 5:00 pm Hong Kong time)

“BVI”	the British Virgin Islands

“BVI Companies Act”	the Business Companies Act of the BVI, as amended from time to time

“BVI Registrar”	the Registrar of Corporate Affairs in the BVI

“Cayman Islands Companies Law”	the Companies Law (2009 Revision) of the Cayman Islands, as amended from time to time

“Cayman Registrar”	the Registrar of Companies in the Cayman Islands

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“CCASS Clearing Participant”	a person admitted to participate in CCASS as a direct clearing participant or a general clearing participant

“CCASS Custodian Participant”	a person admitted to participate in CCASS as a custodian participant

“CCASS Investor Participant”	a person admitted to participate in CCASS as an investor participant

“CCASS Participant”	a CCASS Clearing Participant or a CCASS Custodian Participant or a CCASS Investor Participant

“CFIUS”	the Committee on Foreign Investment in the United States

“Change of Control Event”	with respect to any entity, any transaction or series of related transactions (other than the Transactions) which would result in the occurrence of any of the following event:

(a) any person, entity or group acquiring 30% or more of the issued share capital of such entity;

DEFINITIONS

(b) any merger, amalgamation or consolidation other than: (i) any such transaction: (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding issued share capital of such entity; and (B) pursuant to which the holders of the issued share capital of such entity (immediately prior to the transaction) hold 70% or more of the voting securities of the surviving entity; or (ii) any transaction effected solely to change the jurisdiction of incorporation of such entity;

(c) the existing directors of the board of such entity and any other directors whose nomination was approved by a majority of such directors no longer constituting a majority of such board;

(d) the sale of all or substantially all of the assets of such entity or group, taken as a whole, to another person, entity or group; or

(e) liquidation or dissolution or passing of a resolution by shareholders approving a plan of liquidation or dissolution

“Circular”	this circular dated 11 February 2010 issued jointly by Meadville, Top Mix, TTM and TTM HK to the Shareholders in relation to the Proposal, containing the letter from the Meadville Board, the letter from the IBC, the letter from the IFA, the additional information set out in the appendices to this circular and the Notice of EGM

“Combined PCB Business”	the PCB Business and the PCB business of TTM as combined following completion of the PCB Sale

“Competing Activity”	has the meaning given to it in the sub-section headed “Non-Competition” of the letter from the Meadville Board set out in this Circular

“Completion Date”	the date of completion of the PCB Sale and the Laminate Sale pursuant to the terms of the PCB Agreement and the Laminate Agreement, respectively

“connected person”	has the meaning given to it in the Listing Rules

“connected transaction”	has the meaning given to it in the Listing Rules

“Controlling Shareholders”	Top Mix, Su Sih and Mr. Tang

DEFINITIONS

“Credit Agreement”	the credit agreement dated 16 November 2009 between, among others, certain PCB Holdcos and certain of their subsidiaries (all of which are currently indirect subsidiaries of Meadville) as borrowers and guarantors, seven banks (including HSBC) as lenders and HSBC as the co-ordinator, facility agent and factoring agent in relation to an approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) credit facility

“Dealing Facility”	the arrangements proposed for the sale of the TTM Shares to which Shareholders, who elect option (c) on the Form of Election or who are deemed to have elected option (c) on the Form of Election, would otherwise have been entitled as part of the Proposed Distribution, further details of which are set out in the sub-section headed “Dealing Facility” of the letter from the Meadville Board set out in this Circular and Appendix I to this Circular

“DEP”	has the meaning given to it in the section headed “Material Litigation” of Appendix XIV to this Circular

“Deregistration and Continuation”	the proposal to deregister Meadville in the Cayman Islands and continue into the BVI under the name of “Meadville Holdings (BVI) Limited” as a BVI business company (including the amendment of the Existing Memorandum and Articles to provide for the deregistration and continuation and the adoption of the New Memorandum and Articles in compliance with the laws of the BVI) as described in the section headed “Deregistration and Continuation” of the letter from the Meadville Board set out in this Circular

“Distribution Date”	the date of distribution of the sale proceeds from the PCB Sale and the Laminate Sale by Meadville to the Shareholders, which is expected to be within 35 days of the Completion Date

“Earnings Guidance”	has the meaning given to it in the section headed “Earnings Release Dated 4 February 2010” in Appendix II to this Circular

“EBITDA”	operating profit before interest, tax, depreciation and amortisation

“Effective Period”	has the meaning given to it in the sub-section headed “Corporate Governance and Shareholding” of the letter from the Meadville Board set out in this Circular

DEFINITIONS

“EGM”	the extraordinary general meeting of Meadville to be held at 10:00 am on Tuesday, 9 March 2010 to consider and approve the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution, the notice of which is set out on pages N-1 to N-5 of this Circular, and any adjournment of such EGM

“Election Deadline”	4:00 pm on Monday, 12 April 2010 or such later date as may be notified to the Shareholders through an announcement published by Meadville prior to such date, being the date by which Shareholders who wish to make an election in respect of the form in which they would like to receive the component of the Proposed Distribution comprising TTM Shares must return a duly completed and signed Form of Election to the Registrar

“Encumbrances”	any lien, pledge, encumbrance, charge (fixed or floating), mortgage, third party claim, debenture, option, right of pre-emption, right to acquire, assignment by way of security, trust arrangement for the purpose of providing security or security interests of any kind (including retention arrangements or other encumbrances and any agreement to create any of the foregoing)

“EPA”	has the meaning given to it in the section headed “Material Litigation” of Appendix XIV to this Circular

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

“Existing Memorandum and Articles”	the existing memorandum and articles of association of Meadville

“Form of Election”	the form of election to be completed by the Shareholders who wish to make an election in respect of the form in which they would like to receive the component of the Proposed Distribution comprising the TTM Shares

“Form S-4”	the Registration Statement on Form S-4 filed by TTM with the SEC pursuant to the Securities Act in connection with the issue of new TTM Shares, which includes the U.S. Prospectus, in the form in which it has been declared effective by the SEC and uploaded on the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website on 11 February 2010 (www.ttmtech.com/investors/investor_sec.jsp), as may be subsequently amended or supplemented from time to time

DEFINITIONS

“Fund Flow Deed”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIII to this Circular

“GAAP”	generally accepted accounting principles

“GME”	Guangzhou Meadville Electronics Co., Ltd. , a company incorporated in the PRC and an indirect wholly-owned subsidiary of Meadville

“GSST”	Guangdong Shengyi Sci. Tech Co., Ltd., a company established under the laws of the PRC and the shares of which are listed on the Shanghai Stock Exchange

“GSST Last Trading Date”	13 November 2009, being the last trading day of the GSST shares immediately preceding the day on which the Laminate Agreement was signed

“GSST Reference Price”	has the meaning given to it in the sub-section headed “Consideration for the Laminate Sale” of the letter from the Meadville Board set out in this Circular

“GSST Sale Shares”	has the meaning given to it in the sub-section headed “Consideration for the Laminate Sale” of the letter from the Meadville Board set out in this Circular

“HIBOR”	the rate (expressed as a percentage per annum and rounded up to two decimal places) displayed on the relevant page of the Reuters Monitor System, at or around 11:00 am (Hong Kong time) on the first Business Day of the period during which interest is to be applied, for Hong Kong inter-bank loans in the relevant currency for a period of one month

“Hitachi”	has the meaning given to it in the section headed “Management Discussion and Analysis for Financial Year Ended 31 December 2007” in Appendix VIII to this Circular

“HK$” or “HK Dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“HKFRS”	Hong Kong Financial Reporting Standards

“HKSCC”	Hong Kong Securities Clearing Company Limited

“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HSBC”	The Hongkong and Shanghai Banking Corporation Limited

“IBC”	the independent committee of the Meadville Board established to advise the Independent Shareholders on the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal

“IFA”	ING Bank, N.V., the independent financial adviser appointed by Meadville (with the approval of the IBC) to advise the IBC in relation to the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal

“IFRS”	International Financial Reporting Standards as promulgated by the International Accounting Standards Board

“IFRS Reconciliations”	has the meaning given to it in the section headed “Introduction” in Appendix IX to this Circular

“Independent Shareholders”	Shareholders other than the Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM

“Indenture”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIV to this Circular

“Laminate Agreement”	the sale and purchase agreement dated 16 November 2009 between MTG Investment and Top Mix in relation to the Laminate Sale, as supplemented by a letter dated 8 February 2010 between the same parties to extend the completion of the Laminate Sale to the date which is ten Business Days following the satisfaction or waiver of all the Laminate Sale Conditions

“Laminate Business”	the business of manufacturing and distributing prepreg and laminate as conducted by MTG Laminate and its subsidiaries and the holding of an indirect interest, as at the Latest Practicable Date, of approximately 17.3% of the issued share capital of GSST and 25% of the equity interest of SSST

“Laminate Sale”	the sale of the entire issued share capital of MTG Laminate by MTG Investment to Top Mix

“Laminate Sale Conditions”	the conditions for completion of the Laminate Sale as referred to in the sub-section headed “Conditions of the Laminate Sale” of the letter from the Meadville Board set out in this Circular

DEFINITIONS

“Last Trading Date”	30 October 2009, being the day on which Meadville Shares were traded immediately prior to the suspension of trading of Meadville Shares at 3:19 pm on the same day

“Latest Practicable Date”	8 February 2010, being the latest practicable date for the purpose of ascertaining certain information set out in this Circular

“Listing”	has the meaning given to it in the section headed “Management Discussion and Analysis for Financial Year Ended 31 December 2006” in Appendix VIII to this Circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Lock-Up Period”	has the meaning given to it in the sub-section headed “Corporate Governance and Shareholding” of the letter from the Meadville Board set out in this Circular

“Long Stop Date”	31 May 2010 or, if such date has been extended, such later date as may be notified to the Shareholders through an announcement published by Meadville

“MAGL”	Mica-AVA (Guangzhou) Material Company Ltd. , a company incorporated in the PRC and an indirect non-wholly owned subsidiary of Meadville

“MAH”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIII to this Circular

“MAH Acquisition Agreement”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIII to this Circular

“MAS”	ACP Electronics Co., Ltd. , a limited liability company incorporated as a wholly foreign owned enterprise established in Suzhou, the PRC, which is an indirect non-wholly owned subsidiary of Meadville

“Material Adverse Effect”	subject to certain exceptions, an event, change, development, condition, circumstance or effect that (individually or in the aggregate with all other events, states of fact, changes, developments, conditions, circumstances or effects) has or would be reasonably likely to result in a material and adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of (in the context of TTM and/or the PCB Buyers) the PCB Business and (in the context of the PCB Sellers) the TTM Group, in each case taken as a whole, or which prevents or materially delays or impairs the consummation of the Transactions

DEFINITIONS

“Meadville”	Meadville Holdings Limited, a company incorporated in the Cayman Islands with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Meadville Board”	the board of directors of Meadville

“Meadville Director(s)”	the director(s) of Meadville

“Meadville Group”	Meadville and its subsidiaries

“Meadville Share(s)”	share(s) of nominal value HK$0.01 each in the share capital of Meadville

“MEHK”	has the meaning given to it in the section headed “Material Contracts” in Appendix XIII to this Circular

“Merrill Lynch”	Merrill Lynch (Asia Pacific) Limited, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities under the SFO, which is the financial adviser to Meadville in connection with the Transactions

“Mr. Tang”	Mr. Tang Hsiang Chien, an executive director of Meadville, the sole shareholder of Su Sih and the trustee of the Trust

“MTG Investment”	MTG Investment (BVI) Limited, a company incorporated in the BVI with limited liability and a direct wholly-owned subsidiary of Meadville

“MTG Laminate”	MTG Laminate (BVI) Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGF”	MTG Flex (BVI) Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGM”	MTG Management (BVI) Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of Meadville

“MTGP1”	MTG PCB (BVI) Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of Meadville

DEFINITIONS

“MTGP2”	MTG (PCB) No. 2 (BVI) Limited, a company incorporated in the BVI with limited liability and an indirect wholly-owned subsidiary of Meadville

“NASDAQ”	the Nasdaq Stock Market

“New Memorandum and Articles”	the new memorandum and articles of association proposed to be adopted by Meadville

“Non-U.S. Shareholder”	for U.S. federal income tax purposes, a Shareholder who is not a U.S. Shareholder

“Notice of EGM”	the notice of the EGM, which is set out on pages N-1 to N-5 of this Circular

“PCAOB”	has the meaning given to it in the section headed “Introduction” in Appendix IX to this Circular

“PCB”	printed circuit board(s)

“PCB Agreement”	the stock purchase agreement dated 16 November 2009 between Meadville, MTG Investment, TTM, TTM International and TTM HK in relation to the PCB Sale, as amended and supplemented by a letter agreement dated 8 February 2010 between the same parties to extend the completion of the PCB Sale to the date which is ten Business Days following the satisfaction or waiver of all the PCB Sale Conditions

“PCB Business”	the business of manufacturing and distributing PCB (including circuit design, quick-turn-around services and drilling and routing services) as conducted by the PCB Holdcos through their subsidiaries

“PCB Buyers”	has the meaning given to it under the section headed “The PCB Sale” of the letter from the Meadville Board set out in this Circular

“PCB Holdcos”	MTGM, MTGP1, MTGP2 and MTGF

“PCB Sale”	the sale of the entire issued share capital of each of the PCB Holdcos by MTG Investment to TTM HK pursuant to the PCB Agreement

“PCB Sale Conditions”	the conditions for completion of the PCB Sale as referred to in the sub-section headed “Conditions of the PCB Sale” of the letter from the Meadville Board set out in this Circular

DEFINITIONS

“PCB Sellers”	has the meaning given to it under the section headed “The PCB Sale” of the letter from the Meadville Board set out in this Circular

“PCG”	has the meaning given to it under the section headed “Material Litigation” in Appendix XIV to this Circular

“PHKL”	has the meaning given to it in the section headed “Management Discussion and Analysis for Financial Year Ended 31 December 2006” in Appendix VIII to this Circular

“PRC”	the People’s Republic of China

“Promissory Notes”	the three promissory notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million, respectively to be issued by Top Mix to Meadville (as directed by MTG Investment) as part of the consideration for the acquisition of the entire issued share capital of MTG Laminate

“Proposal”	the Transactions, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution

“Proposed Distribution”	the proposed distribution by Meadville to the Shareholders of the sale proceeds from the PCB Sale and the Laminate Sale (plus accrued interest on the Promissory Notes to be paid as at the Distribution Date) on the Distribution Date as described in the section headed “Proposed Distribution by Way of Dividend” of the letter from the Meadville Board set out in this Circular

“Proxy Statement”	the proxy statement of TTM relating to the solicitation of proxies from the stockholders of TTM for approval of the issue of the new TTM Shares in connection with the PCB Sale

“Recommended Proposal”	has the definition given to it in the sub-section headed “Corporate Governance and Shareholding” of the letter from the Meadville Board set out in this Circular

“Record Date”	13 April 2010 or such later date(s) as may be notified by Meadville to the Shareholders by announcement(s) as the date on which the entitlement of the Shareholders to the Proposed Distribution and any remaining assets available for distribution (apart from the Proposed Distribution) to the Shareholders pursuant to the Winding-up Proposal is to be determined

DEFINITIONS

“Registered Owner”	any nominee, custodian, trustee, depository or any other third party who is the registered holder of Meadville Shares

“Registrar”	Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, the branch share registrar of Meadville and the receiving agent for receiving and processing the Forms of Election and the Tax Forms

“Registration Rights Agreement”	has the meaning given to it in the sub-section headed “Registration Rights Agreements” of the letter from the Meadville Board set out in this Circular

“Relevant Period”	the period from 16 May 2009 (being the date falling six months prior to 16 November 2009, being the date of the Announcement) to the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only)

“Relevant Tang Shareholders”	has the meaning given to it in the sub-section headed “Corporate Governance and Shareholding” of the letter from the Meadville Board set out in this Circular

“Remaining Meadville Group”	the Meadville Group excluding the PCB Holdcos, MTG Laminate and their respective subsidiaries

“RMB”	Renminbi, the lawful currency of the PRC

“Reorganisation”	has the meaning given to it in the section headed “Management Discussion and Analysis for Financial Year Ended 31 December 2006” in Appendix VIII to this Circular

“Sale Period”	the period of 90 days commencing from the Record Date

“SEC”	the Securities and Exchange Commission of the United States

“Securities Act”	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated under the Securities Act

“Sell-down Registration Rights Agreement”	has the meaning given to it in the sub-section headed “Registration Rights Agreements” of the letter from the Meadville Board set out in this Circular

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Special Security Agreement”	the special security agreement as may be entered into between TTM and the U.S. Department of Defense on or after the Completion Date pertaining to TTM’s corporate governance and operations

DEFINITIONS

“Shareholders”	holders of Meadville Shares

“Shareholders’ Agreement”	the shareholders’ agreement to be entered into by Meadville, Mr. Tang, Su Sih, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and TTM on the Completion Date in respect of holding of TTM Shares by Mr. Tang, Meadville and Su Sih and the governance of TTM and its subsidiaries following the Completion Date

“Somerley”	Somerley Limited, a licensed institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities, which is the financial adviser to Top Mix in connection with the Transactions

“SSST”	Suzhou Shengyi Sci. Tech. Co., Ltd., a company established under the laws of the PRC and a direct subsidiary of GSST

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Su Sih”	Su Sih (BVI) Limited, a company incorporated in the BVI with limited liability and directly wholly-owned by Mr. Tang

“subsidiaries”	has the meaning given to it in the Listing Rules

“substantial shareholder”	has the meaning given to it in the Listing Rules

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Tang Family”	Mr. Tang, his estate and his children and the companies directly or indirectly owned or controlled by him, his estate or his children

“Tang Siblings”	Ms. Tang Ying Ming, Mai and Mr. Tang Chung Yen, Tom

“Tax Forms”	the U.S. Internal Revenue Service Form W-8BEN and U.S. Internal Revenue Service Form W-9 accompanying this Circular, which should be submitted by Shareholders who elect option (a) or option (b) on the Form of Election. Further details are set out in Appendix I headed “Further Terms of the Proposal” to this Circular

“Termination Date”	30 June 2010

“Top Mix”	Top Mix Investments Limited, a company incorporated in the BVI with limited liability and indirectly wholly-owned by Mr. Tang

DEFINITIONS

“trading day”	a day on which the Stock Exchange is open for the business of dealings in securities

“Transactions”	the PCB Sale and the Laminate Sale

“Trust”	The Mein et Moi Trust, a discretionary trust for the benefit of Mr. Tang Ying Yen, Henry, his spouse and issues, and the trustee of which is Mr. Tang

“TTM”	TTM Technologies, Inc., a company incorporated in the State of Delaware, United States and the shares of which are listed on the NASDAQ Global Select Market

“TTM Accountants’ Report”	has the meaning given to it in Appendix IX headed “U.S. GAAP Financial Information of the TTM Group” to this Circular

“TTM Board”	the board of directors of TTM

“TTM Change of Control Event”	with respect to TTM, the occurrence of the following event:

(a) any person, entity or group (other than the Relevant Tang Shareholders or their respective affiliates) directly or indirectly acquiring 35% or more of the issued share capital of TTM;

(b) such person, entity or group uses the votes attached to its TTM Shares to cause the individuals who constituted the TTM Board on the date of the PCB Agreement (together with any directors whose nomination was approved by a majority of the TTM Board) to cease to constitute a majority of the TTM Board; and

(c) the Relevant Tang Shareholders have voted the voting securities (to the extent permitted under the Shareholders’ Agreement) beneficially owned by them against any transaction or approval brought before the stockholders of TTM pursuant to which such person, entity or group acquired 35% or more of the TTM Shares or (to the extent permitted under the Shareholders’ Agreement) against the election of any director proposed or nominated by such acquiring person, entity or group

“TTM Convertible Notes”	has the meaning given to it in the section headed “Share Capital of TTM” in Appendix XIV to this Circular

“TTM Group”	TTM and its subsidiaries

DEFINITIONS

“TTM HK”	TTM Hong Kong Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of TTM

“TTM HK Group”	TTM HK and its subsidiaries

“TTM International”	TTM Technologies International, Inc., a company incorporated in the State of Delaware, United States and a direct wholly-owned subsidiary of TTM

“TTM Latest Practicable Date”	5 February 2010, being the latest practicable date for the purposes of ascertaining certain information in respect of TTM set out in this Circular

“TTM Last Trading Date”	13 November 2009 (U.S. time), being the last full trading day of TTM Shares on the NASDAQ Global Select Market prior to the execution of the PCB Agreement

“TTM Shares”	shares of US$0.001 (equivalent to approximately HK$0.008) each in the share capital of TTM

“TTM Transfer Agent”	American Stock Transfer & Trust Company, LLC

“Tyco”	has the meaning given to it in the section headed “Introduction” in Appendix IX to this Circular

“UBS”	UBS AG, Hong Kong Branch, a registered institution under the SFO for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities, which (together with certain of its affiliates) is the financial adviser to TTM and TTM HK in connection with the Transactions

“Unaudited Financial Statements”	has the meaning given to it in the section headed “Introduction” in Appendix IX to this Circular

“United States” or “U.S.”	the United States of America

“US$” or “U.S. Dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	generally accepted accounting principles of the United States

“U.S. Prospectus”	the combined Proxy Statement and U.S. prospectus contained in the Form S-4 (a copy of which has been mailed to the Shareholders together with this Circular and has been mailed to TTM’s stockholders to arrive at or around the date of this Circular)

DEFINITIONS

“U.S. Shareholder”	for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation or a partnership that is created in, or organized under the law of, the U.S. or any state or political subdivision thereof; (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust: (i) the administration of which is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (ii) that has otherwise elected to be treated as a U.S. person under the U.S. Internal Revenue Code

“Winding-up Proposal”	the proposal to wind up Meadville as described in the section headed “Winding-up Proposal” of the letter from the Meadville Board set out in this Circular

“Withdrawal Proposal”	the proposal to withdraw the listing of Meadville Shares on the Stock Exchange as described in the section headed “Withdrawal Proposal” of the letter from the Meadville Board set out in this Circular
     Unless otherwise specified in this Circular, translations of US$ or RMB into HK$ are made in this Circular, for illustration only, at the rate of US$1.00 to HK$7.7502 and RMB1.00 to HK$1.1353. No representation is made that any amounts in US$, RMB or HK$ could have been or could be converted at that rate or at any other rate or at all.
Forward-looking Statements
     Certain statements contained in this Circular may constitute forward-looking statements. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results, performance or achievements of MTG Laminate, the PCB Holdcos and TTM to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These statements are based on assumptions regarding the business strategies and the environment in which those companies will operate in the future. In particular, specific reference is made in Appendix III — “Risk Factors as Extracted from the Form S-4” to this Circular. There can be no assurance that future developments affecting MTG Laminate, the PCB Holdcos and TTM will be those anticipated by Meadville, Top Mix, TTM and TTM HK. While Meadville, Top Mix, TTM and TTM HK may elect to update the forward-looking statements at any time, they have no obligation to do so and, if they so elect, they do not undertake to update them at any particular time or in respect to any particular event. Investors and others should not assume that any forward-looking statements in this Circular represent their estimate at or as at any date other than the date of this Circular.
     In the event of inconsistency, the English text of this Circular shall prevail over the Chinese text.

LETTER FROM THE MEADVILLE BOARD

Board of Directors:	Registered Office:
Executive Director:	Clifton House
Mr. Tang Hsiang Chien (Honorary Founding Chairman )	75 Fort Street
Mr. Tang Chung Yen, Tom	P.O. Box 1350 GT
(Executive Chairman and Group Managing Director )	George Town
Ms. Tang Ying Ming, Mai (Vice Chairman )	Grand Cayman
Mr. Chung Tai Keung, Canice (Chief Executive Officer )	Cayman Islands

Independent Non-Executive Directors:	Principal Place of Business:
Mr. Lee, Eugene	No. 4 Dai Shun Street
Mr. Leung Kwan Yuen, Andrew	Tai Po Industrial Estate
Dr. Li Ka Cheung, Eric	Tai Po
New Territories
Hong Kong

11 February 2010
To the Shareholders
Dear Sir or Madam,
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION
IN RESPECT OF THE SALE OF THE PCB BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION
IN RESPECT OF THE SALE OF THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION
IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
1. INTRODUCTION
     On 16 November 2009, Top Mix, TTM, TTM HK and Meadville jointly announced that: (a) Meadville and MTG Investment had entered into the PCB Agreement with TTM, TTM International and TTM HK to conditionally sell the PCB Business to TTM HK; (b) MTG Investment had entered into the Laminate Agreement with Top Mix to conditionally sell the Laminate Business to Top Mix; (c) Meadville proposed to withdraw the listing of Meadville Shares on the Stock Exchange; (d)

LETTER FROM THE MEADVILLE BOARD
Meadville proposed to deregister from the Cayman Islands and continue into the BVI as a BVI business company; and (e) Meadville proposed to distribute the sale proceeds from the Transactions to the Shareholders. Meadville also proposed to be wound up following completion of the Proposed Distribution.
     We refer to the circular dated 11 February 2010 issued jointly by Top Mix, TTM, TTM HK and Meadville (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires. The Circular is to provide you with, together with the accompanying Form of Election, Tax Forms and form of proxy, further information regarding: (a) the PCB Sale; (b) the Laminate Sale; (c) the Withdrawal Proposal; (d) the Deregistration and Continuation; (e) the Proposed Distribution; and (f) the Winding-up Proposal. The Circular also contains a notice convening the EGM at which resolutions will be proposed to consider and, if thought fit, approve such transactions (except for the Winding-up Proposal). The notice convening the EGM is set out on pages N-1 to N-5 of the Circular. The attention of the Independent Shareholders is specifically drawn to the following letters of advice, reports, summaries and information in the Circular:
(a)	a letter from the IBC containing the recommendation from the IBC to the Independent Shareholders as to whether the terms of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal are fair and reasonable and whether it is in the interests of Meadville and the Shareholders as a whole to accept and approve such transactions and advising the Independent Shareholders how to vote at the EGM;

(b)	a letter from the IFA containing the advice of the IFA to the IBC and the Independent Shareholders as to whether the terms of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal are fair and reasonable and whether it is in the interests of Meadville and the Shareholders as a whole to accept and approve such transactions and advising the Independent Shareholders how to vote at the EGM;

(c)	the risk factors associated with the receipt and holding of TTM Shares;

(d)	a summary of certain provisions of the Cayman Islands Companies Law and the BVI Companies Act and a summary of the Existing Memorandum and Articles and the New Memorandum and Articles in relation to the Deregistration and Continuation;

(e)	the Accountant’s Report on the Meadville Group, unaudited pro forma financial information on the Remaining Meadville Group and U.S. GAAP financial information of the TTM Group;

(f)	the reports issued by UBS and KPMG, Certified Public Accountants, Hong Kong, on the Earnings Guidance; and

(g)	the valuation report issued by B.I. Appraisals on the Meadville Group.

LETTER FROM THE MEADVILLE BOARD
     The Proposal is subject to the Listing Rules. The Executive has confirmed that the Proposal will be treated as a proposal by Top Mix and TTM HK to privatise Meadville and, therefore, the Proposal is also subject to the Takeovers Code.
2. THE PCB SALE
     On 16 November 2009, Meadville and MTG Investment (together, the “PCB Sellers”) and TTM, TTM International and TTM HK (together, the “PCB Buyers”) had entered into the PCB Agreement, pursuant to which MTG Investment had conditionally agreed to sell, and TTM HK had conditionally agreed to purchase, the PCB Business by the sale and purchase of the entire issued share capital of each of the PCB Holdcos free from all Encumbrances and from all other rights exercisable by or claims by third parties, together with all rights attaching or accruing to them as at the Completion Date. The PCB Sale is subject to the PCB Sale Conditions.
     To the best of the Meadville Directors’ knowledge, information and belief having made all reasonable enquiries, the TTM Group is a third party independent of Meadville and not a connected person of Meadville.
Consideration for the PCB Sale
     Based on the closing price of US$11.21 (equivalent to approximately HK$86.88) per TTM Share as at the TTM Last Trading Date (being the full trading day of TTM Shares immediately prior to the execution of the PCB Agreement), the consideration for the PCB Sale is approximately US$521.3 million (equivalent to approximately HK$4,040.5 million). Such consideration has been determined by arm’s length negotiation between the parties with reference to, among other things, market and industry dynamics, the historical operations and financial performance of the PCB Business and other factors which the parties considered to be relevant. Based on the closing price of US$11.21 (equivalent to approximately HK$86.88), the consideration for the PCB Sale represents a premium of approximately HK$2,261.2 million or 127.1% over the combined net assets of the PCB Business of approximately HK$1,779.3 million (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)) attributable to the shareholders of the PCB Holdcos as at 30 September 2009.
     Based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date, the consideration for the PCB Sale is approximately US$439.2 million (equivalent to approximately HK$3,404.1 million). Based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date, the consideration represents a premium of approximately HK$1,624.8 million or 91.3% over the combined net assets of the PCB Business of approximately HK$1,779.3 million (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the three years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)) attributable to the shareholders of the PCB Holdcos as at 30 September 2009.

LETTER FROM THE MEADVILLE BOARD
     The consideration for the PCB Sale will be payable to Meadville (as directed by MTG Investment) on the Completion Date by TTM in cash as to approximately US$114.0 million (equivalent to approximately HK$883.8 million) and by issuing 36,334,000 new TTM Shares (representing an approximate value of US$325.2 million (equivalent to approximately HK$2,520.3 million) based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date). The number of TTM Shares to be issued as part of the consideration for the PCB Sale will be adjusted accordingly if TTM effects a reclassification, share split, dividend or other similar changes with respect to its share capital prior to the Completion Date.
     The average closing price per TTM Share as quoted on NASDAQ for the past 30 trading days up to and including the TTM Latest Practicable Date was approximately US$11.05 (equivalent to approximately HK$85.64). The average closing price per TTM Share as quoted on NASDAQ for the past 90 trading days up to and including the TTM Latest Practicable Date was approximately US$11.09 (equivalent to approximately HK$85.95). The average closing price per TTM Share as quoted on NASDAQ for the past 180 trading days up to and including the TTM Latest Practicable Date was approximately US$10.31 (equivalent to approximately HK$79.90).
     The new TTM Shares to be issued as part of the consideration for the PCB Sale will be credited as fully-paid and rank pari passu in all respects with the TTM Shares in issue as at the Completion Date.
Confirmation of Financial Resources
     UBS has been appointed as the financial adviser to TTM and TTM HK in respect of the Transactions. UBS is satisfied that sufficient financial resources are available to TTM for the payment in cash of the cash component of the consideration for the PCB Sale payable by TTM. TTM will finance such cash consideration by funds made available from existing cash resources.
     UBS AG, Hong Kong branch was the only UBS entity that provided advice in relation to the Takeovers Code to TTM and TTM HK in respect of the Transactions.
     No payment of interest on, repayment of or security for any liability (contingent or otherwise) of TTM or TTM HK will depend on the PCB Business.
Conditions of the PCB Sale
     The PCB Sale is conditional upon the fulfilment (or, if applicable, waiver) of each of the following conditions:
(a)	approval of the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by passing the necessary resolutions at the EGM in accordance with the requirements of the Listing Rules and applicable laws;

LETTER FROM THE MEADVILLE BOARD
(b)	approval of the Transactions by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Transactions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders, in accordance with the requirements of the Takeovers Code;

(c)	passing of the necessary resolutions at the special meeting of TTM’s stockholders to approve the issue of new TTM Shares;

(d)	the Credit Agreement having been duly executed and remaining in full force and effect and the conditions precedent thereto that are capable of being satisfied prior to completion of the PCB Sale having been satisfied (or, if applicable, waived) and all the conditions precedent thereto to be satisfied after completion of the PCB Sale (if applicable) remaining capable of being satisfied;

(e)	satisfaction (or, if applicable, waiver) of all the conditions precedent for completion of the Laminate Sale pursuant to the Laminate Agreement (other than any condition precedent in the Laminate Agreement that the PCB Sale shall have become unconditional);

(f)	CFIUS having issued a notice that there are no issues of national security of the United States sufficient to warrant further investigation or the period in which the President of the United States may prevent the consummation of the PCB Sale having expired;

(g)	expiry of the waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder and the Transactions having been approved, or not objected to within the relevant period, by the anti-monopoly authority in the PRC pursuant to the relevant anti-monopoly laws and regulations of the PRC or any other applicable authority pursuant to any other applicable anti-trust laws;

(h)	the Form S-4 having become and remaining effective under the Securities Act and not having become the subject of any stop order or proceedings seeking a stop order;

(i)	there having been no overtly threatened or pending any suit, action or proceeding by any Authority seeking to restrain or prohibit completion of the PCB Sale or materially impair the performance of any of the other transactions contemplated by the PCB Agreement or the Ancillary Agreements;

(j)	TTM having entered into the Sell-Down Registration Rights Agreement, in a form reasonably satisfactory to Meadville, within six weeks following the signing of the PCB Agreement;

(k)	TTM and Meadville having agreed on the form of the Registration Rights Agreement to be entered into on or prior to completion of the PCB Sale in a form reasonably satisfactory to the PCB Sellers;

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(l)	the representations and warranties given by the PCB Sellers and the representations and warranties given by the PCB Buyers (in each case disregarding any exceptions as to materiality or a Material Adverse Effect contained in the PCB Agreement) being true and correct as at the date of the PCB Agreement and on the Completion Date, except to the extent that the failure of any such representations and warranties being true and correct would not constitute a Material Adverse Effect;

(m)	the respective covenants and agreements of the parties to the PCB Agreement to be performed on or before the Completion Date having been duly performed in all material respects;

(n)	(in the case of the PCB Sellers) no Material Adverse Effect in respect of the PCB Holdcos and (in the case of the PCB Buyers) no Material Adverse Effect in respect of TTM having occurred since the date of the PCB Agreement;

(o)	the PCB Sellers and the PCB Buyers having received a certificate from the other party that condition precedents (l) to (n) have been satisfied;

(p)	(in the case of the PCB Buyers) since the date of the PCB Agreement, neither of the board of directors of Meadville nor MTG Investment having approved or recommended any offer or proposal contemplating, and neither Meadville nor MTG Investment having entered into any agreement providing for, a Change of Control Event relating to Meadville or MTG Investment;

(q)	(in the case of the PCB Sellers) since the date of the PCB Agreement, the TTM Board not having approved or recommended any offer or proposal contemplating, and TTM not having entered into any agreement providing for, a Change of Control Event relating to TTM;

(r)	the PCB Buyers, the PCB Sellers, Top Mix and Su Sih having executed and delivered the Ancillary Agreements required by the PCB Agreement to which they are parties;

(s)	no law being in effect enjoining completion of the PCB Sale or enjoining the acquisition by any PCB Buyer or any of its controlled affiliates or any of the PCB Holdcos, restraining or prohibiting the consummation of the transactions contemplated by the PCB Agreement, placing limitation on the ownership of shares of the PCB Holdcos by any PCB Buyer or any of its controlled affiliates, or prohibiting or limiting: (i) the ownership of the PCB Holdcos and their subsidiaries by any PCB Buyer or any of its controlled affiliates; or (ii) the operation by the PCB Holdcos and their subsidiaries or any PCB Buyer or any of its controlled affiliates, of any portion of any business or any assets of the PCB Holdcos and their subsidiaries or the PCB Business, other than any law, the violation of which would not result in: (A) any conditions, limitations, restrictions or requirements imposed on the PCB Buyers or any of their controlled affiliates in connection with obtaining or failing to obtain approval of any Authority to the transactions contemplated by the PCB Agreement; or (B) any prohibition under any applicable law which, individually or in aggregate, would be materially adverse to the PCB Business or the PCB Buyers and their controlled affiliates, in each case, taken as a whole;

LETTER FROM THE MEADVILLE BOARD
(t)	no law being in effect enjoining completion of the PCB Sale or enjoining the acquisition by Meadville of any TTM Shares, or restraining or prohibiting the consummation of the transactions contemplated by the PCB Agreement, other than any law, the violation of which would not result in: (i) any conditions, limitations, restrictions or requirements imposed on the PCB Sellers or any of their controlled affiliates in connection with obtaining or failing to obtain approval of any Authority to the transactions contemplated by the PCB Agreement; or (ii) any prohibition, which would be materially adverse to the business of Meadville and its controlled affiliates, or MTG Laminate and its controlled affiliates, in each case, taken as a whole, or placing limitation on the ownership of TTM Shares by Meadville; and

(u)	all necessary approvals in relation to the PCB Sale having been obtained by the PCB Buyers and the PCB Sellers (and, if applicable, any of their respective controlled affiliates).
     Except for PCB Sale Conditions (a), (b), (c) and (f) which cannot be waived by either party, all or any of the PCB Sale Conditions (d), (e) and (g) to (k) may be waived by Meadville and TTM and all or any of the PCB Sale Conditions (l) to (u) may be waived by either party in respect of the other party.
     As at the Latest Practicable Date, PCB Sale Conditions (f), (j) and (k) have been fulfilled. In relation to PCB Sale Condition (f), Meadville, Top Mix, TTM and TTM HK announced on 3 February 2010 that CFIUS had issued a notice on 2 February 2010 (Eastern Standard Time) confirming that CFIUS has concluded its review of the PCB Sale and that there are no unresolved national security concerns in respect of the PCB Sale. In relation to PCB Sale Condition (g), Meadville announced on 12 January 2010 that early termination of the waiting period to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of the United States had been granted by the Federal Trade Commission of the United States effective as of 11 January 2010 (Eastern Standard Time.) All other PCB Sale Conditions have not been fulfilled (or, if applicable, waived) as at the Latest Practicable Date.
     Completion of the PCB Sale will take place on the date which is ten Business Days following the satisfaction or waiver of all the PCB Sale Conditions (other than those PCB Sale Conditions that by their terms are to be satisfied on completion of the PCB Sale, but subject to the satisfaction or waiver of such PCB Sale Conditions), or such other date as the parties to the PCB Agreement may agree. If all the PCB Sale Conditions are or are not fulfilled (or, if applicable, waived or not waived) on or before the Long Stop Date, the Shareholders will be notified by way of an announcement. If all the PCB Sale Conditions are not fulfilled (or, if applicable, waived) on or before the Long Stop Date, each of Meadville and TTM will have the right to terminate the PCB Agreement as set out in the sub-section headed “Termination of the PCB Agreement” in this letter. According to the current timetable, it is expected that completion of the PCB Sale will take place on Friday, 26 March 2010. If the PCB Sale Conditions have not then been fulfilled (or, if applicable, waived), the timetable for completion will be delayed and Meadville will make a further announcement.
     If the PCB Sale is not completed by the Termination Date, the Proposal will lapse. The Shareholders will be notified by way of an announcement accordingly. If the Proposal is not approved or lapses, Meadville Shares will remain listed on the Stock Exchange.

LETTER FROM THE MEADVILLE BOARD
     Shareholders and potential investors should be aware that the implementation of the Proposal is subject to the conditions set out in the sub-section headed “Conditions of the PCB Sale” and “Conditions of the Laminate Sale” of this letter being fulfilled (or, if applicable, waived) and thus may or may not become effective. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
Receipt of TTM Shares
     Pursuant to the PCB Agreement, TTM has agreed to: (a) enroll in a directed share sale program (being a program operated by the TTM Transfer Agent for the Shareholders to sell their TTM Shares as described in the sub-section headed “TTM Shares in Electronic Form” of this letter) with the TTM Transfer Agent and to maintain such program for a period of three years following the Completion Date; and (b) assist MTG Investment, Meadville and each of the Shareholders who elect to receive their TTM Shares by book entry (ie, option (a) described in the sub-section headed “Election in relation to TTM Shares” of this letter) in the exercise of the rights with respect to their TTM Shares, including receipt of dividends and any subsequent transfers of their TTM Shares.
     Further information relating to the receipt and holding of TTM Shares is provided in Appendix III headed “Risk Factors as Extracted from the Form S-4” to the Circular. These risks relate to, among others, an investment in, and ownership of, TTM Shares, including the following items:
•	risks related to the PCB Sale;

•	risks related to TTM, the PCB Holdcos and their subsidiaries following the PCB Sale;

•	risks related to the international operations of TTM, the PCB Holdcos and their subsidiaries following the PCB Sale;

•	risks related to an investment in TTM Shares;

•	the volatility of the market price of TTM Shares, and factors that may cause the market price of TTM Shares to decrease;

•	difficulties that shareholders may encounter in attempting to sell TTM Shares that they own;

•	the impact of a substantial number of TTM Shares in the public markets on TTM’s share price;

•	TTM’s dividend policies; and

•	certain provisions of TTM’s governing documents that may prevent or delay a change in control of TTM.

LETTER FROM THE MEADVILLE BOARD
Non-solicitation
     Each of the PCB Buyers agreed that neither it nor any of its affiliates (including the PCB Holdcos following completion of the PCB Sale) will, among others:
(a)	subject to completion of the PCB Sale, for a period from the date of the PCB Agreement to the date which is 36 months after the Completion Date, without the prior written consent of Meadville, induce, encourage or solicit any employees of any of the PCB Sellers or their affiliates (other than transferred employees) to leave their employment or to accept employment with any of the PCB Buyers or their affiliates (including the PCB Holdcos following completion of the PCB Sale) or hire or assist any person in doing so;

(b)	for a period from the date of the PCB Agreement to the Completion Date, induce, encourage or solicit any employees of any of the PCB Holdcos and their respective affiliates to leave their employment with any of the PCB Sellers or their respective affiliates (including the PCB Holdcos) prior to completion of the PCB Sale or hire or assist any person in doing so; and

(c)	if the PCB Agreement is terminated, for a period of two years from the date of such termination, induce, encourage or solicit any employees of the PCB Holdcos and their respective affiliates (in respect of which any of the PCB Buyers and their affiliates have received information on such employees) to leave their employment or to accept employment with any of the PCB Buyers or their affiliates or hire or assist any person in doing so, provided that the foregoing will not apply to: (i) employees that have not been employed by any of the PCB Sellers or their affiliates at any time during the six months prior to the applicable inducing, encouraging, soliciting or hiring; (ii) employees whose employment was terminated by any of the PCB Sellers or their affiliates; and (iii) general solicitation for employment through advertisement or other means (including hiring of any person from such solicitation that is not known to be an employee of the PCB Sellers, to the extent such solicitation is not targeted).
     At Completion, each of Mr. Tang, the Tang Siblings, Meadville and the Relevant Tang Shareholders will give non-solicitation covenants in the Shareholders’ Agreement, further details of which are set out in the sub-section headed “Shareholders’ Agreement and Special Security Agreement” of this letter.
Termination of the PCB Agreement
     The PCB Agreement may be terminated at any time prior to completion of the PCB Sale by written agreement between Meadville and TTM, or by written notice from either Meadville or TTM:
(a)	if the PCB Sale Conditions have not been satisfied (or, if applicable, waived) on or before the Long Stop Date and the party requesting the termination has not wilfully breached a

LETTER FROM THE MEADVILLE BOARD
covenant in the PCB Agreement, provided that either party may extend the date for satisfying or waiving PCB Sale Conditions (f), (g), (h), (s) or (t) to the Termination Date if certain conditions among the PCB Sale Conditions have been satisfied (or, if applicable, waived) on or before the Long Stop Date;

(b)	if any law has been enacted or enforced in a manner to prohibit completion of the PCB Sale, provided that such party has used its commercially reasonable efforts to remove the prohibitions imposed by such law;

(c)	if (in the case of Meadville) the PCB Buyers and (in the case of TTM) the PCB Sellers have failed to comply with any obligation or covenant in the PCB Agreement or breached any representation or warranty, the breach or failure to comply of which prevents completion of the PCB Sale, and such breach or failure to comply is not capable of being remedied (or, if capable of being remedied, not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the PCB Agreement);

(d)	if a Material Adverse Effect has occurred and is not capable of being remedied (or, if capable of being remedied, is not remedied by the earlier of the date which is 30 days following the date of delivery of a written notice of such breach to the other party or the date of termination of the PCB Agreement); or

(e)	if the requisite approvals from the stockholders of TTM or the shareholders of Meadville in respect of the Proposal have not been obtained.
     If the PCB Agreement is terminated, the Proposal will lapse.
Financials of the PCB Business
     The combined net assets of the PCB Business attributable to the Shareholders as at 31 December 2008 and 30 September 2009 were approximately HK$1,371.2 million and HK$1,779.3 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)). The combined net profits before income tax of the PCB Business for the years ended 31 December 2007 and 31 December 2008 and nine months ended 30 September 2008 and 30 September 2009 were approximately HK$417.1 million, HK$556.5 million, HK$489.3 million and HK$243.7 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)). The combined net profits after income tax of the PCB Business for the years ended 31 December 2007 and 31 December 2008 and nine months ended 30 September 2008 and 30 September 2009 were approximately HK$352.9 million, HK$483.7 million, HK$412.4 million and HK$198.7 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006

LETTER FROM THE MEADVILLE BOARD
(audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)). The combined Adjusted EBITDA of the PCB Business for the year ended 31 December 2008 and nine months ended 30 September 2009 were approximately HK$938.2 million and HK$673.2 million, respectively.
     As at 30 September 2009, the PCB Business had combined bank borrowings of approximately HK$3,564.5 million, cash and bank balances of approximately HK$849.0 million and minority interests of approximately HK$534.6 million.
Information on the PCB Holdcos
     The PCB Holdcos (through their subsidiaries) operate the PCB Business in the Meadville Group and engage in the business of manufacturing and distributing PCB (including circuit design, quick-turn-around services and drilling and routing services). The top five customers of the PCB Business accounted for approximately 39% of the revenue of the PCB Business in 2008.
     Certain PCB Holdcos and certain of their subsidiaries have entered into the Credit Agreement with seven banks (including HSBC) pursuant to which the banks, subject to the satisfaction of certain conditions to drawdown, will provide credit facilities in the total amount of approximately US$582.5 million (equivalent to approximately HK$4,514.5 million) to certain subsidiaries of the PCB Holdcos to be used for refinancing certain existing facilities due to the change of control of the PCB Holdcos resulting from the PCB Sale and as working capital for the PCB Business.
     The credit facilities consist of four tranches comprising: (a) tranche A of a US$350.0 million (equivalent to approximately HK$2,712.6 million) term loan with an interest rate per annum of the London interbank offered rate plus 200 basis points; (b) tranche B of a US$87.5 million (equivalent to approximately HK$678.1 million) revolving credit facility with an interest rate per annum of the London interbank offered rate plus 225 basis points; (c) tranche C of a US$65 million (equivalent to approximately HK$503.8 million) revolving invoice/trade credit facility with an interest rate per annum of the London interbank offered rate plus 125 basis points; and (d) tranche D of a US$80 million (equivalent to approximately HK$620.0 million) letter of credit. All tranches are subject to a commitment fee of 0.2% per annum on the undrawn and uncancelled amount and each has a tenor of four years.
     In terms of security, among others, after completion of the PCB Sale and prior to the first request of funding under the Credit Agreement: (a) certain assets in connection with the PCB Business will be pledged as collateral; and (b) each of TTM, TTM International and TTM HK will provide a corporate guarantee in respect of the credit facilities.
     TTM, TTM International and TTM HK are not parties to the Credit Agreement but will join as parties to the Credit Agreement after completion of the PCB Sale and prior to the first request for funding under the Credit Agreement by way of accession agreements.

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     The Credit Agreement contains the following key financial covenants:
(a)	in terms of consolidated tangible net worth: (i) TTM HK shall ensure that the consolidated tangible net worth of the TTM HK Group is, at any time: (A) not less than HK$1,700 million (from 31 December 2009 to (and including) 30 December 2010); (B) not less than HK$1,900 million (from 31 December 2010 to (and including) 30 December 2011); and (C) not less than HK$2,100 million (from 31 December 2011); and (ii) for the same periods of time, TTM shall ensure that the consolidated tangible net worth of the TTM Group is not less than US$400 million (equivalent to approximately HK$3,100.1 million);

(b)	in terms of gearing: (i) TTM HK shall ensure that the ratio of the consolidated net borrowings of the TTM HK Group to the consolidated tangible net worth of the TTM HK Group does not exceed, at any time: (A) 1.4 times (from 31 December 2009 to (and including) 30 December 2010); (B) 1.25 times (from 31 December 2010 to (and including) 30 December 2011); and (C) 1.0 times (from 31 December 2011); and (ii) TTM shall ensure that the ratio of consolidated net borrowings of the TTM Group to the consolidated tangible net worth of the TTM Group does not exceed (A) 1.0 times (from 31 December 2009 to (and including) 30 December 2010); and (B) 0.8 times (from 31 December 2010);

(c)	in terms of interest cover: (i) TTM HK shall ensure that the ratio of the EBITDA of the TTM HK Group to the interest expenses of the TTM HK Group is not, at any time, less than five to one; and (ii) TTM shall ensure that the ratio of the EBITDA of the TTM Group to the interest expenses of the TTM Group is not, at any time, less than four to one;

(d)	in terms of leverage, TTM shall ensure that the ratio of the consolidated net borrowings of the TTM Group to the EBITDA of the TTM Group does not exceed, at any time: (i) 4.0 times (from 31 December 2009 to (and including) 30 December 2010); and (ii) 3.0 times (from 31 December 2010); and

(e)	in terms of consolidated current assets, TTM HK shall ensure that the consolidated current assets of the TTM HK Group are, at any time, not less than 100% of the consolidated current liabilities of the TTM HK Group.
     Under the Credit Agreement, the Tang Family shall: (a) be the beneficial owner of not less than 20% of the entire issued share capital of TTM; and (b) have appointed more than 50% of the number of directors to the board of directors of TTM HK at all times during the period from completion of the PCB Sale to the earlier of: (i) the fourth anniversary of the date of the Credit Agreement; and (ii) the repayment and cancellation of all the outstanding loans and facilities under the Credit Agreement.
Intention with regard to the PCB Business
     TTM intends that the PCB Holdcos will continue to carry on the PCB Business and does not intend to introduce any material changes to the existing operating and management structure of the

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PCB Business (including redeployment of fixed assets of the PCB Business), subject to a continuing review of the operations and the development of a plan to realise synergies with the PCB operations of TTM. TTM does not intend to make any material changes to the continued employment of the employees of the PCB Business.
Listing Rules and Takeovers Code Implications
Very Substantial Disposal
     As the applicable percentage ratios (as defined in the Listing Rules) in respect of the PCB Sale have exceeded the relevant threshold prescribed by the Listing Rules, the PCB Sale constitutes a very substantial disposal for Meadville under Listing Rule 14.06(4).
Very Substantial Acquisition
     Pursuant to Listing Rule 14.24, the PCB Sale also constitutes a very substantial acquisition (in respect of the TTM Shares to be received by Meadville as part of the consideration) for Meadville under Listing Rule 14.06(5).
     Therefore, the PCB Sale is subject to the disclosure, reporting and shareholders’ approval requirements pursuant to Listing Rules 14.34 to 14.37, 14.38A and 14.48 to 14.53.
Takeovers Code
     Note 7 to Rule 2 of the Takeovers Code also applies to the PCB Sale to require the PCB Sale to be approved by at least 75% of the votes held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the PCB Sale being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders.
     The EGM will be convened to consider and approve, among other things, the PCB Sale. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the PCB Sale.
Shareholders’ Agreement and Special Security Agreement
     As TTM supplies products to the U.S. Defense Department and to companies in the United States having national security sensitivities, the PCB Sale is subject to review and approval by CFIUS. CFIUS determines the effects of a transaction on the national security of the United States and addresses measures to mitigate any national security concerns in the United States. As Su Sih (based outside the United States) will become the largest shareholder of TTM after the Proposed Distribution, CFIUS would be concerned about the control and influence of Su Sih over TTM’s operations. In the context of seeking approval from CFIUS and for commercial reasons that TTM does not wish for any single shareholders and its affiliates to have control over TTM after completion of the PCB Sale, Mr. Tang, the Tang Siblings, Su Sih and TTM have negotiated certain provisions which are set out in the Shareholders’ Agreement to limit the voting influence of the Relevant Tang Shareholders over TTM

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but permitting the Relevant Tang Shareholders to control the Combined PCB Business in Asia. Also for the reasons above, TTM expects that it will enter into the Special Security Agreement. A summary of the Shareholders’ Agreement and the expected terms of the Special Security Agreement are set out below.
Shareholders’ Agreement
Corporate Governance and Shareholding
     Subject to completion of the PCB Sale, TTM, Meadville, Su Sih, Mr. Tang and the Tang Siblings will enter into the Shareholders’ Agreement on the Completion Date. The Shareholders’ Agreement will terminate: (a) by written agreement between the parties to the Shareholders’ Agreement; (b) upon the dissolution of TTM; or (c) upon the earlier of: (i) the 181st day next following the date on which Mr. Tang and the “Relevant Tang Shareholders” (which for the purposes of this sub-section of the Circular include Mr. Tang and his affiliates, including Meadville, before the Distribution Date and Su Sih from the Distribution Date, which hold TTM Shares at the relevant time and join as parties to the Shareholders’ Agreement) hold less than 9.9% of the voting securities of TTM; and (ii) the occurrence of a TTM Change of Control Event (to the extent that CFIUS shall not have objected to or taken any action to block or enjoin such termination within 30 days following the occurrence of such TTM Change of Control Event). Pursuant to the Shareholders’ Agreement, Mr. Tang and the Tang Siblings will undertake to TTM that, if they acquire any TTM Shares (except from the issuance of equity awards (including share options, restricted share units or restricted shares) issued by TTM to them as directors or employees of TTM or any of its subsidiaries in the ordinary course of business and the issuance of any TTM Shares upon the exercise of such equity awards), they will agree to become a “Relevant Tang Shareholder” and be bound by the other restrictions set out in the Shareholders’ Agreement.
     At any time from the Completion Date until termination of the Shareholders’ Agreement (the “Effective Period”), the Relevant Tang Shareholders will have the right to nominate a director to the TTM Board and to nominate a majority of directors to each of the board of directors of TTM HK, the PCB Holdcos and their subsidiaries and any other subsidiary of TTM which will operate the Combined PCB Business in Asia. Subject to certain reserved rights for the TTM Board, the Relevant Tang Shareholders will have control of the management of the Combined PCB Business in Asia. It is expected that Mr. Tang Chung Yen, Tom will be nominated to the TTM Board and the current chief executive officer of Meadville, Mr. Chung Tai Keung, Canice, will be the chief executive officer of the Combined PCB Business in Asia after completion of the PCB Sale.
     Mr. Tang and the Relevant Tang Shareholders undertake that, without the approval of the TTM Board, they will not at any time during the Effective Period permit Mr. Tang or any of his affiliates to increase their aggregate percentage holding of TTM Shares above such percentage of the issued share capital of TTM equal to: (i) such number of TTM Shares to be distributed to the Relevant Tang Shareholders following completion of the PCB Sale, plus; (ii) such number of TTM Shares the Relevant Tang Shareholders may acquire in the Dealing Facility from the Independent Shareholders who elect to receive net cash proceeds of the sale of TTM Shares in lieu of TTM Shares to which they would otherwise be entitled under the Proposed Distribution (as further described in the sub-section headed “Election in relation to TTM Shares” of this letter), divided by the total number of TTM Shares

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outstanding as at completion of the PCB Sale (when the percentage is expected to be between approximately 33% and 39%), except where such increase results from: (a) TTM engaging in an open market share repurchase program or a similar transaction; (b) the Relevant Tang Shareholders receiving TTM Shares pursuant to a dividend or other distribution approved by the TTM Board and made by TTM on a pro-rata basis to all stockholders of TTM; or (c) any individual affiliate of Mr. Tang (who is a director or employee of TTM or any of its subsidiaries) from receiving any grants of any equity rights from TTM or acquiring any TTM Shares upon the exercise of such equity rights.
     Any equity awards (including share options, restricted share units or restricted shares) granted to an individual affiliate of Mr. Tang (who is a director or employee of TTM or any of its subsidiaries) or to any of the Tang Siblings (as a director or employee of TTM or any of its subsidiaries), in each case, in the ordinary course of business, and any TTM Shares issued upon the exercise of such equity awards, will not count towards the restrictions set out in the foregoing paragraph.
     During the Effective Period, the Relevant Tang Shareholders will not, among other things:
(a)	participate in, vote in favour of, solicit or support, or encourage or influence any person (other than the Relevant Tang Shareholders or any of their affiliates) with respect to the voting of any voting securities of TTM, except as otherwise permitted or required by the Shareholders’ Agreement;

(b)	submit to TTM or the TTM Board any proposal or offer with respect to, or otherwise initiate, make or propose, any business combination involving TTM, to the extent that such proposal or offer is made public by or on behalf of the Relevant Tang Shareholders or their affiliates or is required to be publicly disclosed under applicable law, or induce, facilitate, or encourage any other person or entity (other than any other Relevant Tang Shareholders or their affiliates) to initiate, make or propose any business combination involving TTM; or

(c)	(i) form, join or participate in any group for the purposes of; (ii) enter into any arrangements with any person to take any of the actions referred to, or vote for any of; or (iii) publicly announce or disclose any expression of interest, offer or proposal relating to, any of the matters referred to in (a) to (b) above.
     The foregoing does not limit the ability of any nominee(s) of the Relevant Tang Shareholders on the TTM Board or the board of directors of TTM HK, the PCB Holdcos or their subsidiaries or any subsidiary of TTM which will operate the Combined PCB Business in Asia to make any proposal, to vote or abstain from voting or to otherwise participate in deliberations of the TTM Board or the board of directors of TTM HK, the PCB Holdcos or their subsidiaries or any subsidiary of TTM which will operate the Combined PCB Business in Asia, in each case, in such manner as consistent with the fiduciary duties of such director. The foregoing will not limit the Relevant Tang Shareholders from selling or disposing of their TTM Shares pursuant to a third party tender offer or buy back (such as an open market share purchase program) conducted by TTM or any of its subsidiaries, or participating in any form of business combination involving TTM or any of its affiliates, which has been approved and recommended by a majority of the TTM Board (each a “Recommended Proposal”).

LETTER FROM THE MEADVILLE BOARD
     During the Effective Period, the Relevant Tang Shareholders may only vote on certain matters at their discretion in respect of their TTM Shares representing up to 23% of the voting securities of TTM at the time and, in direct proportion to the votes cast by stockholders of TTM (who are not affiliates of TTM), in respect of TTM Shares in excess of the 23% of the voting securities of TTM. The Relevant Tang Shareholders will not vote on the election of directors other than its nominee, except in the case (other than in respect of its nominee) where the election requires a majority of the votes of the TTM shareholders present at such election, in which case, the Relevant Tang Shareholders will vote all of their TTM Shares held by them in direct proportion to the votes cast by stockholders of TTM who are not affiliates of TTM.
     Further, each of the Relevant Tang Shareholders will not, for a period of 18 months after completion of the PCB Sale (the “Lock-Up Period”), transfer or dispose of any TTM Shares (other than: (a) to other Relevant Tang Shareholders or their respective affiliates or TTM or its subsidiaries; or (b) pursuant to a Recommended Proposal or transactions approved by the TTM Board). Subsequent to the Lock-Up Period, in addition to the exceptions provided above, the Relevant Tang Shareholders can transfer or dispose of any TTM Shares to any person or group of related persons, unless they have actual knowledge that the transfer or disposition of such TTM Shares will result in such person or group of related persons holding more than 9.9% of the issued share capital of TTM at the time or pursuant to a Recommended Proposal.
     In addition, the Relevant Tang Shareholders will not transfer or dispose of any of the TTM Shares if, as a result of such transfer or disposal, it would give rise to a breach of a covenant in the Credit Agreement relating to the minimum shareholding of the Relevant Tang Shareholders in TTM as required in that covenant, provided that this restriction will no longer apply on the earlier to occur of the date on which the outstanding loan under the Credit Agreement is repaid or refinanced or upon the expiration of the Credit Agreement.
Non-Solicitation
     Subject to completion of the PCB Sale and the termination of the Shareholders’ Agreement, each of Mr. Tang, the Tang Siblings, Meadville and the Relevant Tang Shareholders will agree that, for a period of 36 months from the Completion Date, neither it nor any of its affiliates will, among others:
(a)	solicit or recruit for employment any management level employees of the PCB Holdcos and their affiliates on the Completion Date; or

(b)	hire or assist any other person in hiring such employees; or

(c)	solicit or encourage any such employees to leave their employment, except the foregoing will not apply to: (i) management level employees that have not been employed by TTM or any of its controlled affiliates (including the PCB Buyers) at any time during the six months prior to the applicable soliciting or hiring; (ii) management level

LETTER FROM THE MEADVILLE BOARD
employees whose employment was terminated by TTM or any of its controlled affiliates; and (iii) general solicitation for employment through advertisement or other means (including hiring of any person from such solicitation that is not known to be a management level employee of the PCB Sellers, to the extent such solicitation is not targeted).
Non-Competition
     Subject to completion of the PCB Sale and notwithstanding the termination of the Shareholders’ Agreement, each of Mr. Tang, the Tang Siblings, Meadville and the Relevant Tang Shareholders will agree that, for a period from the Completion Date to the earlier of: (a) the fifth anniversary of the Completion Date; and (b) when the Relevant Tang Shareholders hold less than 9.9% of the voting securities of TTM for a period of 12 months, neither they nor any of their controlled affiliates will (other than as a shareholder of TTM and through designees on the TTM Board or the boards of directors of TTM’s subsidiaries) engage in any activities or businesses in competition with the PCB Business or any of the businesses conducted by TTM or any of its controlled affiliates as at the date of the PCB Agreement (each, a “Competing Activity”) or own any equity in any person that engages in a Competing Activity.
     This restriction does not preclude any of Mr. Tang, Meadville and the Relevant Tang Shareholders or any of their controlled affiliates from:
(a)	owning any equity interest in any person that engages in a Competing Activity as a result of or otherwise in connection with: (i) any acquisition by Mr. Tang or his affiliates of one or more businesses engaged in any activity in addition to the Competing Activity, provided that the Competing Activity is less than 25% in value of the business being acquired; or (ii) an enforcement of a security interest held as a result of engaging in an otherwise permissible activity, provided that such business be divested as soon as reasonably practicable provided that Mr. Tang or his affiliates shall, as soon as reasonably practicable after acquiring the assets constituting the Competing Activity or secured by such security interest, and on a basis consistent with maximising value in the ordinary course of business, use commercially reasonable efforts to divest itself of such assets, unless Mr. Tang or his associates would otherwise not be prohibited from holding such assets pursuant to the non-competition covenants contained in the Shareholders’ Agreement;

(b)	engaging or owning an interest in any type of business (other than a Competing Activity) that any of the members of the PCB Sellers group is engaged in as at the date of the PCB Agreement; and

(c)	without limiting (b) above, owning any share capital in any person that engages in a Competing Activity in the ordinary course of business, provided that such share capital constitutes less than 5% of the share capital of such person and such share capital is listed on a national securities exchange and such ownership provides no right to control such person.

LETTER FROM THE MEADVILLE BOARD
Special Security Agreement
     TTM may enter into a special security agreement with the U.S. Department of Defense on or after the Completion Date. TTM expects that the Special Security Agreement may contain terms relating to, among other things, the following:
Board Composition
     The TTM Board will include three persons, referred to as “Outside Directors”, who have strong national security qualifications and no prior relationship with TTM or its significant foreign shareholder. The Outside Directors may not be removed (subject to limited exceptions) without prior notice to and the written approval of the U.S. Defense Security Service. Another new member of the board will be a representative of the Relevant Tang Shareholder, who will not have access to classified information (ie, information that the U.S. government deems to be sensitive in that its dissemination to other than designated persons or entities could cause damage to U.S. national security, and hence for which the U.S. government restricts access) or vote on TTM’s participation in classified programs.
Quorum for Board Action
     A majority of the members of the TTM Board, including at least one Outside Director, would be required for the TTM Board to take action.
Appointment of Government Security Committee
     The TTM Board would appoint a Government Security Committee comprised of Outside Directors and directors who are officers of TTM, each of whom must be a U.S. resident citizen with a security clearance. The Government Security Committee would be responsible for ensuring that TTM maintains appropriate policies and procedures to safeguard the classified and export-controlled information in TTM’s possession, and to ensure that TTM complies with applicable laws and agreements.
Appointment of Facility Security Officer and Technology Control Officer
     TTM would appoint a facility security officer and a technology control officer to assist the Government Security Committee.
Registration Rights Agreements
     Under applicable U.S. securities laws, a stockholder that holds more than 10% of the issued share capital of a company or has board representation is presumed to be an “affiliate” of the company. Such stockholder may be restricted from selling its shares in the company without the company first registering the sale of those shares with the SEC, unless an exemption from registration is available.
     As Meadville (prior to the Distribution Date) will hold approximately 45.7% of the issued share capital of TTM and Su Sih (from the Distribution Date) is expected to hold approximately 33.0% of the issued share capital of TTM and will be entitled to nominate a director to the TTM Board, each

LETTER FROM THE MEADVILLE BOARD
of Meadville and Su Sih (at the respective time) will be considered an “affiliate” of TTM under the applicable U.S. securities laws. As the Independent Shareholders will receive a small percentage of TTM Shares (the aggregate percentage of shareholding in TTM that will be held by all the Independent Shareholders will be approximately 12.7%), then in the absence of other factors giving them control or influence over TTM’s management, they would not be considered to be “affiliates” of TTM and, therefore, will not be subject to the foregoing restriction on selling their TTM Shares that they receive in the Proposed Distribution.
     In the case of Meadville, it will need TTM to register the issuance of the TTM Shares with the SEC to enable Meadville to distribute the TTM Shares to the Shareholders on the Distribution Date. In order to facilitate the sale of the TTM Shares with respect to which certain Independent Shareholders elect to receive net cash proceeds of sale of the TTM Shares as their Proposed Distribution (as further described in the sub-section headed “Election in relation to TTM Shares” of this letter), TTM entered into a sell-down registration rights agreement with Meadville and MTG Investment on 23 December 2009 (the “Sell-down Registration Rights Agreement”) pursuant to the PCB Agreement. Under the Sell-down Registration Rights Agreement, TTM has agreed to use reasonable efforts to effect a registration of such TTM Shares under the Securities Act, including preparing and filing any Registration Statements that may be required under the Securities Act and any supplements and amendments to the Registration Statements, and entering into customary agreements with underwriters (if the sale of such TTM Shares is to be effected through an underwritten offering), and to use reasonable efforts and take such other actions as may be required to effect the registration of all the TTM Shares held by MTG Investment or Meadville as soon as practicable after the Completion Date, but in no event later than five days after the Completion Date.
     In order to put Su Sih (and Mr. Tang and any affiliates of Mr. Tang which may hold TTM Shares from time to time) in the same position as the Independent Shareholders with respect to the right to sell the TTM Shares in the United States in the future, TTM will enter into a registration rights agreement with Su Sih and Mr. Tang (the “Registration Rights Agreement”) on the Completion Date, pursuant to which TTM will grant Su Sih and any other affiliates of Mr. Tang who holds TTM Shares from time to time, certain customary rights to require TTM to use reasonable efforts to effect the registration with the SEC of the TTM Shares held by Su Sih and any other affiliates of Mr. Tang under the Securities Act. Su Sih and any other affiliates of Mr. Tang may not cause TTM to file registration statements to effect the registration of such TTM Shares until the date that is 18 months following the Completion Date.
3. THE LAMINATE SALE
     On 16 November 2009, MTG Investment and Top Mix had entered into the Laminate Agreement, pursuant to which MTG Investment had conditionally agreed to sell, and Top Mix had conditionally agreed to purchase, the Laminate Business by the sale and purchase of the entire issued share capital of MTG Laminate free from all Encumbrances and from all other rights exercisable or claims by third parties, together with all rights attaching or accruing to them as at the Completion Date. The Laminate Sale is subject to the Laminate Sale Conditions.

LETTER FROM THE MEADVILLE BOARD
Consideration for the Laminate Sale
     The consideration for the Laminate Sale is approximately HK$2,783.8 million and has been determined by agreement between the parties with reference to, among other things: (a) the market value of the shareholding indirectly held by MTG Laminate on the GSST Last Trading Date of 212,288,109 GSST shares of approximately RMB1,947.2 million (equivalent to approximately HK$2,210.7 million) based on a price per GSST share (the “GSST Reference Price”) that is after a 7.5% discount to the average closing price per GSST share of approximately RMB9.92 (equivalent to approximately HK$11.26) for the past five trading days up to and including the GSST Last Trading Date; and (b) the unaudited combined net assets of the Laminate Business attributable to the Shareholders (excluding the value of the GSST shares held by MTG Laminate through AVA International). The consideration for the Laminate Sale represents a premium of approximately HK$1,687.9 million or 154.0% over the unaudited combined net assets of MTG Laminate attributable to the shareholders of MTG Laminate as at 30 September 2009.
     The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 30 trading days up to and including the Latest Practicable Date was approximately RMB11.50 (equivalent to approximately HK$13.06). The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 90 trading days up to and including the Latest Practicable Date was approximately RMB10.33 (equivalent to approximately HK$11.72). The average closing price per GSST share as quoted on the Shanghai Stock Exchange for the past 180 trading days up to and including the Latest Practicable Date was approximately RMB9.17 (equivalent to approximately HK$10.42).
     If Meadville (through AVA International) decides, subject to compliance with the requirements of applicable PRC laws and regulations, to sell any of its shareholding in GSST prior to the Completion Date at a sale price per GSST share above the GSST Reference Price, Meadville will notify the Shareholders by way of an announcement of such sale and distribute the incremental net amount (after any applicable transaction expenses and taxes) of the average sale price of such GSST shares above the GSST Reference Price for each GSST share that is sold, subject to the fulfilment of the conditions precedent set out in the sub-section headed “Conditions of the Proposed Distribution” in this letter, to the Shareholders as dividends on the Distribution Date. Any sale of GSST shares by Meadville (through AVA International) will not change the agreed consideration for the Laminate Sale set out above.
     Meadville announced on 4 February 2010 that Meadville (through AVA International) had disposed of an aggregate of 47,000,000 GSST shares (the “GSST Sale Shares”) for a total consideration of RMB518,750,000 (equivalent to approximately HK$588,936,875), which is equivalent to an average sale price of approximately RMB11.04 (equivalent to approximately HK$12.53) per GSST Sale Share, on 3 February 2010 and 4 February 2010. Meadville will announce by way of announcement and/or on its website (http://www.meadvillegroup.com) as soon as practicable and in any event on or before the Distribution Date, the exact amount of any incremental net amount (after any applicable transaction expenses and taxes) per GSST Sale Share above the GSST Reference Price which will form part of the cash amount available for distribution to the Shareholders under the Proposed Distribution. In the event that such incremental net amount is distributed to the

LETTER FROM THE MEADVILLE BOARD
Shareholders under the Proposed Distribution, such amount will be the prevailing exchange rate for RMB into HK$ on or before the Distribution Date. As at the Latest Practicable Date, Meadville (through AVA International) held 165,288,109 GSST shares representing approximately 17.3% of the issued share capital of GSST.
     Meadville (through AVA International) may further sell (a) part(s) of its shareholding in GSST although there can be no assurance that Meadville (through AVA International) will sell any further part of its shareholding in GSST at or above the GSST Reference Price prior to the Completion Date.
     The consideration for the Laminate Sale of approximately HK$2,783.8 million will be payable on the Completion Date by Top Mix in cash as to approximately HK$136.6 million and by issuing the Promissory Notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million respectively, to Meadville (as directed by MTG Investment). The principal amounts of the Promissory Notes will be repayable on demand made by the holders of the Promissory Notes by not less than one month’s written notice at any time before the first anniversary of the date of issue of the Promissory Notes.
     The Promissory Notes will bear interest at the rate equal to the applicable HIBOR for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date. The Promissory Notes will not bear any interest subsequent to the Distribution Date. The interest accruing on the Promissory Notes from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date and will form part of the cash amount available for distribution to the Shareholders.
Confirmation of Financial Resources
     Somerley has been appointed as the financial adviser to Top Mix. Somerley is satisfied that sufficient financial resources are available to Top Mix for the payment of the cash component of the consideration for the Laminate Sale. Top Mix will finance such amount by funds to be drawn down under a credit facility with HSBC of up to HK$600 million which is provided for the purpose of financing the acquisition of the Laminate Business. The term of the facility is one year and the interest rate will be 2% per annum over 1, 2, 3 or 6 months Hong Kong Interbank Offered Rate/Singapore Interbank Offered Rate respectively.
     Top Mix does not intend that the payment of interest on, repayment of or securing for any liability (contingent or otherwise) incurred by it in connection with the Laminate Sale will depend on the Laminate Business.
Conditions of the Laminate Sale
     The Laminate Sale is conditional upon the fulfilment (or, if applicable, waiver) of the following conditions:
(a)	approval of the PCB Sale, the Laminate Sale, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution by passing the necessary resolutions at the EGM in accordance with the requirements of the Listing Rules and applicable laws;

LETTER FROM THE MEADVILLE BOARD
(b)	approval of the Transactions by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Transactions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders, in accordance with the requirements of the Takeovers Code;

(c)	satisfaction (or, if applicable, waiver) of all the conditions precedent for completion of the PCB Sale pursuant to the PCB Agreement (other than any condition precedent in the PCB Agreement that the Laminate Sale shall have become unconditional);

(d)	all authorisations (if any) which are required for the entering into or the performance of the obligations under the Laminate Agreement by the parties having been obtained and all filings with any Authority and other relevant third parties which are required for the entering into and the implementation of the Laminate Agreement having been made and such authorisations (if any) remaining in full force and effect and there being no statement, notification or intimation of an intention to revoke or not to renew the same having been recorded;

(e)	no order or judgment (whether temporary, preliminary or permanent) of any Authority having been issued or made prior to completion of the Laminate Sale, and no legal or regulatory requirements remain to be satisfied, which has the effect of making unlawful or otherwise prohibiting or restricting the Laminate Sale or any transaction contemplated by the Laminate Agreement; and

(f)	there having been no breach of warranties set out in the Laminate Agreement (and no fact, event or circumstance having occurred which would make the warranties untrue or inaccurate in any material respect when repeated at completion of the Laminate Sale).
     Except for Laminate Sale Conditions (a) to (c) set out above which may not be waived, all or any of the Laminate Sale Conditions (d) to (f) set out above may be waived by Top Mix. Completion of the Laminate Sale will take place on the date which is ten Business Days following the satisfaction or waiver of all the Laminate Sale Conditions (other than those Laminate Sale Conditions that by their terms are to be satisfied on completion of the Laminate Sale, but subject to the satisfaction or waiver of such Laminate Sale Conditions), or such other date as the parties to the Laminate Agreement may agree.
     As at the Latest Practicable Date, none of the Laminate Sale Conditions has been fulfilled (or, if applicable, waived).
     Shareholders will be notified by way of an announcement if the Laminate Sale Conditions are or are not fulfilled (or, if applicable, waived or not waived) on or before the Long Stop Date. If all the Laminate Sale Conditions are not fulfilled (or, if applicable, waived) on or before the Long Stop Date, either MTG Investment or Top Mix may extend the Long Stop Date to a date on or before the Termination Date. According to the current timetable, it is expected that completion of the Laminate Sale will take place on Friday, 26 March 2010. If the Laminate Sale Conditions have not then been fulfilled (or, if applicable, waived), the timetable for completion will be delayed and Meadville will make a further announcement.

LETTER FROM THE MEADVILLE BOARD
     If the Laminate Sale is not completed by the Termination Date, the Laminate Agreement will automatically terminate in accordance with its terms and the Proposal will lapse. The Laminate Agreement will also terminate if the PCB Agreement is terminated in accordance with its terms. The Shareholders will be notified by way of an announcement accordingly. If the Proposal is not approved or lapses, Meadville Shares will remain listed on the Stock Exchange.
     Shareholders and potential investors should be aware that the implementation of the Proposal is subject to the conditions set out in the sub-section headed “Conditions of the PCB Sale” and “Conditions of the Laminate Sale” of this letter being fulfilled (or, if applicable, waived) and thus may or may not become effective. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
Financials of the Laminate Business
     The combined net assets of the Laminate Business attributable to the Shareholders as at 31 December 2008 and 30 September 2009 were approximately HK$556.0 million and HK$1,095.9 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)). The combined net profits before income tax of the Laminate Business for the years ended 31 December 2007 and 31 December 2008 and nine months ended 30 September 2008 and 30 September 2009 were approximately HK$105.5 million, HK$21.3 million, HK$86.0 million and HK$67.9 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)). The combined net profits after income tax of the Laminate Business for the years ended 31 December 2007 and 31 December 2008 and nine months ended 30 September 2008 and 30 September 2009 were approximately HK$97.5 million, HK$18.1 million, HK$81.0 million and HK$58.6 million, respectively (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)).
Information on MTG Laminate
     MTG Laminate (through its subsidiaries) operates the Laminate Business in the Meadville Group. MTG Laminate also indirectly holds interest in GSST and SSST. GSST is a company listed on the Shanghai Stock Exchange. SSST is a company beneficially owned, as at the Latest Practicable Date, as to 75% by GSST and 25% by AVA International. GSST and SSST are engaged in the manufacturing of prepreg and laminate in the PRC.

LETTER FROM THE MEADVILLE BOARD
Intention with regard to the Laminate Business
     It is the intention of Top Mix to maintain the existing Laminate Business after completion of the Laminate Sale. Top Mix has no plan to introduce any major changes to the Laminate Business (including redeployment of fixed assets of the Laminate Business) or discontinue the employment of the employees in the Laminate Business as a result of the Laminate Sale. Top Mix will assess any opportunity that may arise from time to time involving the business and/or assets of the Laminate Business.
Listing Rules and Takeovers Code Implications
Connected Transaction
     Top Mix is wholly-owned by Su Sih, which is in turn wholly-owned by Mr. Tang. Mr. Tang and Su Sih hold approximately 12.0% and 57.5% respectively of the Meadville Shares in issue and are each a substantial shareholder of Meadville. Top Mix is, therefore, an associate (as defined in the Listing Rules) of the substantial shareholders of Meadville and a connected person of Meadville, and the Laminate Sale constitutes a connected transaction for Meadville pursuant to Listing Rule 14A.13(1)(a).
Major Transaction
     The applicable percentage ratios (as defined in the Listing Rules) in respect of the Laminate Sale are more than 25% but less than 75%. Accordingly, the Laminate Sale constitutes a major transaction for Meadville under Listing Rule 14.06(3).
     The Laminate Sale is subject to the disclosure, reporting and shareholders’ approval requirements of Listing Rules 14.34 to 14.37, 14.38A and 14.40 to 14.43 (in respect of the major transaction) and Listing Rules 14A.16(5) and 14A.17 (in respect of the connected transaction).
Takeovers Code
     Note 7 to Rule 2 of the Takeovers Code also applies to the Laminate Sale to require the Laminate Sale to be approved by at least 75% of the votes held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Laminate Sale being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders.
     The EGM will be convened to consider and approve, among other things, the Laminate Sale. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the resolutions to be proposed to approve the Laminate Sale.

LETTER FROM THE MEADVILLE BOARD
4. EFFECTS OF COMPLETION OF THE TRANSACTIONS
     As set out in the sub-section headed “Conditions of the PCB Sale” and “Conditions of the Laminate Sale” of this letter, each of the PCB Sale and the Laminate Sale is conditional upon, among other things, the approval by Independent Shareholders/Shareholders (as the case may be) passing the necessary resolutions at the EGM of the Laminate Sale (for completing the PCB Sale), the PCB Sale (for completing the Laminate Sale), the Transactions, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution. If all of the requisite approvals are obtained and the other relevant condition precedents are fulfilled (or, if applicable, waived), the PCB Sale and the Laminate Sale will proceed to completion and the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution will become effective as set out in the sections headed “Withdrawal Proposal”, “Deregistration and Continuation” and “Proposed Distribution by Way of Dividend” of this letter.
     Upon completion of the PCB Sale, each of the PCB Holdcos and their subsidiaries will cease to be an indirect subsidiary of Meadville. Upon completion of the Laminate Sale, MTG Laminate and its subsidiaries will cease to be indirect subsidiaries of Meadville.

LETTER FROM THE MEADVILLE BOARD
Shareholding Charts
     The chart below shows a simplified shareholding structure of Meadville as at the Latest Practicable Date:
Notes:

1.	Mr. Tang holds this interest in his capacity as the trustee of the Trust.

2.	Mr. Tang holds this interest in his personal capacity.

3.	The subsidiaries of MTG Laminate include AVA International.

4.	This percentage is an approximate percentage only.

5.	Mr. Tang and Su Sih are parties acting in concert with Top Mix. As at the Latest Practicable Date, the aggregate holding of Meadville Shares by Mr. Tang, Su Sih and Top Mix was approximately 72.2% of the issued share capital of Meadville.

LETTER FROM THE MEADVILLE BOARD
     The chart below shows a simplified shareholding structure of TTM, the PCB Business and the Laminate Business upon completion of the Transactions and immediately after the Proposed Distribution (assuming Meadville does not further sell any of its shareholding in GSST through AVA International):
Notes:

1.	Mr. Tang holds this interest in his capacity as the trustee of the Trust.

2.	Mr. Tang holds this interest in his personal capacity.

3.	The TTM Shares to be distributed to Mr. Tang and Top Mix by Meadville through the Proposed Distribution will be transferred to Su Sih on the Distribution Date as directed by Mr. Tang and Top Mix.

4.	The subsidiaries of MTG Laminate include AVA International.

5.	This percentage is an approximate percentage only.

LETTER FROM THE MEADVILLE BOARD
Financial Effect of the Transactions
     An aggregate gain of approximately HK$3,312.7 million would arise from the Transactions on the Completion Date based on the financial information of Meadville as at 30 September 2009 referred to below. A gain of approximately HK$1,624.8 million would arise from the PCB Sale which is calculated based on the combined net assets of the PCB Holdcos attributable to the Shareholders as at 30 September 2009 of approximately HK$1,779.3 million (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)) due to the transfer of the PCB Holdcos to the TTM Group and the consideration to be received for the PCB Sale in the amount of approximately HK$3,404.1 million based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date. A gain of approximately HK$1,687.9 million would arise from the Laminate Sale which is calculated based on the combined net assets of the Laminate Business attributable to the Shareholders as at 30 September 2009 of approximately HK$1,095.9 million (as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to the Circular for the years ended 31 December 2008 (audited), 31 December 2007 (audited) and 31 December 2006 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited)) due to the transfer of the Laminate Business to Top Mix and the consideration to be received for the Laminate Sale in the amount of approximately HK$2,783.8 million.
     Following completion of the PCB Sale and the Laminate Sale, the total assets of the Meadville Group should increase because of the gain of approximately HK$3,312.7 million as a result of the Transactions. It is anticipated that no material assets of Meadville will remain following the Proposed Distribution.

LETTER FROM THE MEADVILLE BOARD
Shareholding Structure of Meadville
     The table below sets out the shareholding structure of Meadville as at the Latest Practicable Date, which will be the same shareholding structure of Meadville immediately following completion of the PCB Sale and the Laminate Sale (assuming there will be no changes to the shareholding structure in the meantime):

	Approximate number	Approximate
	of Meadville Shares	percentage of
	as at the Latest	Meadville Shares
Shareholders	Practicable Date	in issue
	(in thousands)

Top Mix (Note 2)	52,361	2.7%
TTM HK	0	0.0%
Mr. Tang (Note 1)	235,305	12.0%
Su Sih (Note 2)	1,129,895	57.5%

Subtotal of the concert party group	1,417,561	72.2%

Other Shareholders
Others	546,439	27.8%

Total Meadville Shares in issue	1,964,000	100.0%

Notes:

1.	Mr. Tang holds such Meadville Shares in his capacity as the trustee of the Trust.

2.	Top Mix is wholly-owned by Su Sih, which in turn is wholly-owned by Mr. Tang in his personal capacity.
     As at the Latest Practicable Date, there were 1,964,000,000 Meadville Shares in issue of which: (a) Top Mix and the parties acting in concert with it held an aggregate of 1,417,561,000 Meadville Shares (representing approximately 72.2% of the Meadville Shares in issue); (b) TTM HK and the parties acting in concert with it (other than Top Mix, Su Sih and Mr. Tang) did not hold any Meadville Shares; and (c) the Independent Shareholders held an aggregate of 546,439,000 Meadville Shares (representing approximately 27.8% of the Meadville Shares in issue). Meadville does not have any outstanding convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

LETTER FROM THE MEADVILLE BOARD
Shareholding Structure of TTM Group
     The table below sets out the shareholding structure of TTM as at the TTM Latest Practicable Date and immediately following completion of the PCB Sale and the Proposed Distribution (assuming that there will be no changes to the shareholding structure in the meantime and that Su Sih does not acquire any TTM Shares sold through the Dealing Facility (described in the sub-section headed “Dealing Facility” of this letter and Appendix I to the Circular)):

			Approximate
			number of
	Approximate		TTM Shares
	number of		following
	TTM Shares		completion of
	as at the TTM	Approximate	the PCB Sale	Approximate
	Latest	percentage of	and after the	percentage of
	Practicable	TTM Shares	Proposed	TTM Shares
Stockholders of TTM	Date	in issue	Distribution	in issue
	(in thousands)		(in thousands)

Su Sih (Note 1 )	0	0.0%	26,225	33.0%
Independent Shareholders	0	0.0%	10,109	12.7%
Public	43,187	100.0%	43,187	54.3%

Total TTM Shares in issue	43,187	100.0%	79,521	100.0%

Note:

1.	The TTM Shares to be distributed to Mr. Tang and Top Mix by Meadville through the Proposed Distribution will be transferred to Su Sih on the Distribution Date as directed by Mr. Tang and Top Mix.
     As at the TTM Latest Practicable Date, there were 43,186,855 TTM Shares in issue. The new TTM Shares to be issued as part of the consideration for the PCB Sale represent approximately 84.1% of the issued share capital of TTM as at the TTM Latest Practicable Date and will represent approximately 45.7% of the issued share capital of TTM as enlarged by the issue of such new TTM Shares.
     Save as disclosed in Appendix XIV to the Circular, TTM does not have any outstanding convertible securities, warrants, options or derivatives in respect of any TTM Shares.

LETTER FROM THE MEADVILLE BOARD
Information on Meadville
     Meadville is an exempted company incorporated in the Cayman Islands with limited liability on 28 August 2006, the shares of which have been listed on the Stock Exchange since 2 February 2007. The Meadville Group is principally engaged in the business of manufacturing and distributing various PCB products, prepreg and laminate. The Meadville Group is one of the leading PCB manufacturers in the Greater China area by turnover with customer base in the PRC, Europe, North and Southeast Asia and North America. The revenue mix for the PCB Business by geography in 2008 was 56% for the PRC, 9% for Europe, the Middle East and Africa, 6% for North America and 29% for the rest of the world.
     A summary of the consolidated results of the Meadville Group for each of the two financial years ended 31 December 2007 (audited) and 31 December 2008 (audited) and nine months ended 30 September 2008 (unaudited) and 30 September 2009 (audited) are set out below:

			Nine months ended
	Year ended 31 December		30 September
	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000
			(unaudited)

Revenue	4,490,262	5,626,451	4,269,498	3,700,891
Profit before income tax	522,675	585,932	575,339	303,483

Profit for the year/period	450,559	508,545	493,410	250,405

Profit attributable to Shareholders	341,648	402,468	417,642	178,307

Earnings per Meadville Share for the year/period:	HK$	HK$	HK$	HK$
— Basic	0.17	0.20	0.21	0.09
— Diluted	0.17	0.20	0.21	0.09
Dividend per Meadville Share for the year/period	0.06	0.042	0.028	0.015

     The audited net assets of the Meadville Group attributable to Shareholders as at 31 December 2007, 31 December 2008 and 30 September 2009 were approximately HK$2,463.5 million, HK$2,778.8 million and HK$2,916.2 million, respectively.
     Since 30 June 2009, Meadville has strengthened its balance sheet and expects its net bank borrowings to be reduced by completion of the Transactions. This is consistent with the statements in Meadville’s interim report dated 17 August 2009 in which Meadville expects to continue generating surplus operational cash flow through business operations and enhanced financial management in the second half of 2009.

LETTER FROM THE MEADVILLE BOARD
     The auditor’s report set out in the annual reports of Meadville for each of the three years ended 31 December 2008, 31 December 2007 and 31 December 2006 were unqualified. In addition, the terms “extraordinary items” and “exceptional items” are no longer in use under the prevailing HKFRS. Further information on the Meadville Group is provided for in Appendix VI headed “Accountant’s Report on the Meadville Group”, Appendix VII headed “Unaudited Pro Forma Financial Information on the Remaining Meadville Group”, Appendix VIII headed “Additional Financial Information about the Meadville Group” and Appendix XII headed “Valuation Report on the Meadville Group” to the Circular. As all of the financial information for the year ended 31 December 2009 will not be available until after the year end and it takes time to prepare the financial statements and complete the requisite audit procedures, Meadville has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirement to include the audited financial statements of the Meadville Group for the year ended 31 December 2009 under Listing Rules 4.06 and 4.06A. The waiver has been granted on the conditions that: (i) the Circular be despatched on or before 12 February 2010 and the EGM will be held on or before 9 March 2010; and (ii) the Meadville Directors to confirm that there has been no material adverse change in the financial positions or prospects of the Meadville Group and no event which would materially affect the information shown in the Accountant’s Report on the Meadville Group since 30 September 2009. In relation to (i), the Circular has been despatched on 11 February 2010 and the EGM is to be held on 9 March 2010. In relation to (ii), the Meadville Directors confirm that they have performed sufficient due diligence to ensure that, up to the date of the Circular, there has been no material adverse change in the financial positions or prospects of the Meadville Group since 30 September 2009, and that there has been no event since 30 September 2009 which would materially affect the information shown in the Accountant’s Report on the Meadville Group, which is set out in Appendix VI to the Circular.
Information on TTM Group
     TTM HK is an investment holding company incorporated in Hong Kong with limited liability on 23 October 2009 for the purpose of acquiring the PCB Holdcos. TTM HK is a direct wholly-owned subsidiary of TTM International.
     TTM International is a company incorporated in the State of Delaware, United States on 17 December 2004 and is a direct wholly-owned subsidiary of TTM. Following completion of the PCB Sale, the main asset of TTM International will be its direct holding of the entire issued share capital of TTM HK.
     TTM is North America’s largest PCB manufacturer and its common stock is listed on the NASDAQ Global Select Market under the symbol “TTMI”. TTM was originally incorporated in the State of Washington, United States, in 1978 and was reincorporated in the State of Delaware, United States on 21 June 2005. It is a leading supplier of PCB and backplane assemblies and specialises in serving the aerospace/defence and high-end commercial markets (including networking and communications infrastructure, computing, industrial and medical markets). Its customers include original equipment manufacturers and electronic manufacturing services companies, and its top five customers accounted for approximately 29% of its revenues in 2008. The TTM Group currently has

LETTER FROM THE MEADVILLE BOARD
nine manufacturing operations, eight of which are in the United States (one of which will be closed as previously announced by TTM in September 2009) and one in the PRC. Its revenue mix by geography in 2008 was 76% for North America, 12% for the PRC, 4% in the aggregate for Europe, the Middle East and Africa and 8% for the rest of the world.
     A summary of the audited consolidated results of the TTM Group for each of the two financial years ended 31 December 2007 and 31 December 2008 and the unaudited consolidated results of the TTM Group for the nine months ended 29 September 2008 and 28 September 2009 under U.S. GAAP are set out below:

			Nine months ended
	Year ended 31 December		29 September	28 September
	2007	2008	2008	2009
	US$’000	US$’000	US$’000	US$’000

Revenue	669,458	680,981	516,065	432,552
Profit (Loss) before income tax	51,268	(61,371)	50,461	3,869

Profit (Loss) for the year/period	34,683	(36,911)	32,277	2,490

Profit (Loss) attributable to stockholders	34,683	(36,911)	32,277	2,490
Earnings (Loss) per TTM Share for the year/period:	US$	US$	US$	US$
— Basic	0.82	(0.86)	0.76	0.06
— Diluted	0.81	(0.86)	0.75	0.06
Dividend per TTM Share for the year/period	—	—	—	—

     Under IFRS, profit (loss) attributable to stockholders of the TTM Group for each of the two financial years ended 31 December 2007 and 31 December 2008 was US$33.3 million and US$(23.7) million, respectively, and profit (loss) attributable to stockholders for the nine months ended 29 September 2008 and 28 September 2009 was US$39.9 million and US$(2.3) million, respectively. The primary reason for the differences between U.S. GAAP and IFRS is the result of mark-to-market adjustments on the conversion feature, convertible note hedge, and warrants related to the TTM Group’s Convertible Notes. These instruments are required to be recorded as derivatives under IFRS and recognised as either assets or liabilities in the balance sheet at their respective fair values. Other differences between U.S. GAAP and IFRS impacting the TTM Group’s profit (loss) attributable to stockholders relate to accounting for share based payments, restructuring charges, income taxes, and changes in the Convertible Notes discount and related amortisation. For additional information regarding the U.S. GAAP to IFRS differences, refer to the IFRS reconciliation footnotes contained in the TTM Group’s financial information in Appendix IX to the Circular.

LETTER FROM THE MEADVILLE BOARD
     The audited total net assets of the TTM Group as at 31 December 2007 and 31 December 2008 were approximately US$328.6 million (equivalent to approximately HK$2,546.7 million) and US$330.0 million (equivalent to approximately HK$2,557.6 million), respectively. The unaudited total net assets of the TTM Group as at 28 September 2009 was US$336.8 million (equivalent to approximately HK$2,610.3 million).
     The unaudited revenue, profit before income tax, profit for the year, profit attributable to stockholders of TTM, basic earnings per TTM Share and diluted earnings per TTM Share of the TTM Group for the year ended 31 December 2009 were US$582.5 million (equivalent to approximately HK$4,514.5 million), US$8.7 million (equivalent to approximately HK$67.4 million), US$5.2 million (equivalent to approximately HK$40.3 million), US$5.2 million (equivalent to approximately HK$40.3 million), US$0.12 (equivalent to approximately HK$0.93) and US$0.12 (equivalent to approximately HK$0.93), respectively. The unaudited total net assets of the TTM Group as at 31 December 2009 was approximately US$341.3 million (equivalent to approximately HK$2,645.1 million). A copy of TTM’s unaudited 2009 fourth quarter and year-end results can be obtained from the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) or TTM’s website (www.ttmtech.com/investors/investor_sec.jsp).
     The holders of TTM’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the TTM Board out of funds legally available for that purpose. In the event of TTM’s liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption provisions applicable to, nor any segregated account or accounts funded by TTM for the purpose of accumulating proceeds for the redemption of, TTM’s common stock. TTM’s certificate of incorporation authorises the TTM Board to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by TTM’s stockholders. The existence of authorised but unissued shares of preferred stock may enable the TTM Board to render it more difficult or discourage an attempt to obtain control of TTM by means of a proxy contest, tender offer or other form of transaction intended to cause a change of control of TTM. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorised but unissued shares of preferred stock will also enable the TTM Board, without stockholder approval, to adopt a “poison pill” takeover defence mechanism. TTM has no plans to issue any shares of preferred stock. Additional terms, rights, and obligations pertaining to TTM’s capital stock are contained in TTM’s certificate of incorporation (available at http://sec.gov/Archives/edgar/data/1116942/000110465905042053/a05-15572_1ex3d1.htm) and second amended and restated bylaws (available at http://sec.gov/Archives/edgar/data/1116942/000136231009002454/c81398exv3w2.htm).
     Further information on the TTM Group is provided for in Appendix II to the Circular headed “U.S. Disclosure Obligations in relation to the Proposal”, Appendix IX to the Circular headed “U.S. GAAP Financial Information of the TTM Group”, Appendix X to the Circular headed “Additional Financial Information about the TTM Group” and Appendix XI to the Circular headed “Reports on Earnings Guidance in relation to the TTM Group” to the Circular.

LETTER FROM THE MEADVILLE BOARD
Information on Top Mix
     Top Mix is an investment holding company incorporated in the BVI with limited liability on 2 April 2007 and is a wholly-owned subsidiary of Su Sih. The asset currently held by Top Mix is its direct holding of 52,361,000 Meadville Shares (representing approximately 2.7% of the Meadville Shares in issue) as at the Latest Practicable Date.
     Su Sih is also an investment holding company incorporated in the BVI with limited liability on 31 August 2006 and is wholly-owned by Mr. Tang. The current assets of Su Sih are its direct holding of: (i) 1,129,895,000 Meadville Shares (representing approximately 57.5% of the Meadville Shares in issue) as at the Latest Practicable Date; and (ii) the entire issued share capital of Top Mix.
     Mr. Tang, in his capacity as the trustee of the Trust, directly held 235,305,000 Meadville Shares (representing approximately 12.0% of the Meadville Shares in issue) as at the Latest Practicable Date and, in his personal capacity, indirectly held (through Top Mix and Su Sih) a total of 1,182,256,000 Meadville Shares (representing approximately 60.2% of the Meadville Shares in issue) as at the Latest Practicable Date.
Use of proceeds of the PCB Sale and Laminate Sale
     Meadville will distribute the sale proceeds from the PCB Sale and the Laminate Sale to the Shareholders as described in the section headed “Proposed Distribution by Way of Dividend” of this letter.
5. WITHDRAWAL PROPOSAL
     In conjunction with and as a condition precedent to the Proposed Distribution, the Meadville Directors propose to withdraw the listing of Meadville Shares on the Stock Exchange.
     A voluntary withdrawal of the listing of Meadville Shares would require the approval of the Independent Shareholders in accordance with the requirements of Listing Rule 6.12. In this regard, the Proposed Distribution is considered by the Meadville Board to be a “reasonable cash alternative or other reasonable alternative” offered to the Independent Shareholders in compliance with Listing Rule 6.12(4), given that: (i) the assets of Meadville will consist wholly or substantially of cash, the Promissory Notes and TTM Shares after completion of the Transactions; (ii) TTM Shares are listed and generally represent better liquidity than the Meadville Shares (details of which are set out in the sub-section headed “The Liquidity of the TTM Shares” in the letter from the IFA as set out in the Circular); and (iii) Meadville will not be regarded as suitable for listing under Listing Rule 14.82. The Proposed Distribution is to distribute substantially such cash, Promissory Notes and TTM shares to the Shareholders. Further, as described in the subsection headed “Dealing Facility” of this letter, Shareholders who elect or who are deemed to have elected option (c) on the Form of Election will receive the net cash proceeds of the sale of the TTM Shares to which such Shareholders would otherwise have been entitled under the Proposed Distribution, though the sale prices may be substantially lower than or higher than the current trading price of the TTM Shares. For the

LETTER FROM THE MEADVILLE BOARD
Shareholders who like to hold, rather than receive the net cash proceeds of sale of the TTM Shares to which such Shareholders would otherwise have been entitled under the Proposed Distribution, such Shareholders may elect option (a) or option (b) on the Form of Election as described in the subsection headed “Election in relation TTM Shares” of this letter.
     The Withdrawal Proposal would become effective and binding on Meadville and all Shareholders following the approval of the Withdrawal Proposal by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Withdrawal Proposal being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders. The Withdrawal Proposal is also subject to the resolutions approving the Transactions having been passed at the EGM.
     The EGM will be convened to consider and approve, among other things, the Withdrawal Proposal as set out in the section headed “The EGM” of this letter. The Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the Withdrawal Proposal. The IBC has been established to advise the Independent Shareholders in connection with, among other things, the Withdrawal Proposal and the IFA has been appointed to advise the IBC and the Independent Shareholders in connection with, among other things, the Withdrawal Proposal.
     The Proposed Distribution will not be made if the Withdrawal Proposal is not approved at the EGM. Subject to the requisite approvals being obtained, Meadville will apply to the Stock Exchange to withdraw the listing of Meadville Shares on the Stock Exchange. Such application is subject to the Stock Exchange being satisfied with compliance with applicable Listing Rules requirements, including but not limited to, Listing Rule 6.12. Shareholders and investors will be notified by way of an announcement of the timetable for the Withdrawal Proposal.
6. DEREGISTRATION AND CONTINUATION
     Following the withdrawal of the listing of Meadville Shares on the Stock Exchange and in order to make the Proposed Distribution in a timely and efficient manner, Meadville proposes to deregister in the Cayman Islands and continue into the BVI under the name of “Meadville Holdings (BVI) Limited” as a BVI business company under the BVI Companies Act. As a result, Meadville would cease to be a Cayman Islands exempted company and would become a BVI business company. The continuation will not affect the assets, rights, powers, authorities, functions, obligations or liabilities of Meadville. As the Proposed Distribution will involve payment out of the issued paid-up share capital of Meadville, approval by the Cayman court is required under Cayman Islands Companies Law. Such court approval typically takes approximately three to four months from the date of an extraordinary general meeting of Meadville approving the reduction of issued capital of Meadville depending on the Cayman court’s timetable.
     A new article 195 (as set out in special resolution no. 4 in the Notice of EGM) is proposed to be added to the Existing Memorandum and Articles to provide for the Deregistration and Continuation. Upon the Deregistration and Continuation becoming effective, Meadville also intends to adopt the New Memorandum and Articles to replace the Existing Memorandum and Articles to comply with relevant laws in the BVI.

LETTER FROM THE MEADVILLE BOARD
     A summary of the differences of certain provisions of Cayman Islands Companies Law and BVI Companies Act is set out in Appendix IV to the Circular. A summary of the New Memorandum and Articles and certain differences between the New Memorandum and Articles and the Existing Memorandum and Articles are set out in Appendix V to the Circular.
     The Deregistration and Continuation would become effective and binding on Meadville and all Shareholders, subject to: (a) compliance with applicable laws of the Cayman Islands and the BVI; and (b) the approval of the Deregistration and Continuation by passing a special resolution (by way of poll) of the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM. The Deregistration and Continuation is also subject to the resolutions approving the PCB Sale, the Laminate Sale and the Withdrawal Proposal having been passed at the EGM. The special resolutions proposed at the EGM will also include a resolution to adopt the New Memorandum and Articles upon the Deregistration and Continuation becoming effective. The EGM will be convened to consider and approve, among other things, the Deregistration and Continuation as set out in the section headed “The EGM” of this letter. The Proposed Distribution will not be made if the Deregistration and Continuation is not approved at the EGM.
     Upon the necessary approvals being obtained for each of the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution, Meadville will make an application to the Cayman Registrar to have Meadville deregistered from the Cayman Islands and to the BVI Registrar for registration of Meadville as a BVI business company in the BVI. The Cayman Registrar is obliged to deregister Meadville if the requirements of the Cayman Islands Companies Law on deregistration have been complied with. Meadville will file an application for continuation into the BVI with the BVI Registrar together with the New Memorandum and Articles. Upon registration by the BVI Registrar of the continuation and the adoption of the New Memorandum and Articles by Meadville, the BVI Registrar will issue a certificate of continuation and Meadville will become a BVI business company under the BVI Companies Act, and any applicable laws in the BVI would apply as if Meadville had been incorporated in the BVI on the date of registration of Meadville’s continuation into the BVI. Upon approval by the Cayman Registrar of the application for deregistration, the Cayman Registrar will issue a certificate of deregistration. It is expected that the Deregistration and Continuation will become effective on or about Monday, 26 April 2010, or such later date(s) as may be notified by Meadville to the Shareholders by announcement(s).
     In view of the proposal to wind up Meadville as soon as practicable following the Proposed Distribution having been made, the Meadville Directors do not propose to issue new share certificates to the Shareholders following the continuation of Meadville into the BVI under the BVI Companies Act. Any amounts due to the Shareholders as a result of the winding-up of Meadville will be paid to the Shareholders as described in the section headed “Winding-Up Proposal” of this letter and payment of any such amounts would not require the production of new share certificates. However, it is anticipated that Meadville will have no material remaining assets available for distribution on its winding-up after the Proposed Distribution and after the payment of fees and expenses in relation to the Proposal and the costs of the winding-up.

LETTER FROM THE MEADVILLE BOARD
7. PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
     Subject to the fulfillment of the conditions precedent set out in the sub-section headed “Conditions of the Proposed Distribution” of this letter, Meadville will make the Proposed Distribution on the Distribution Date in favour of the Shareholders of the aggregate consideration for the PCB Sale and the Laminate Sale (plus the accrued interest on the Promissory Notes to be paid as at the Distribution Date). As the cash component of the consideration for the PCB Sale will be paid in US$ by TTM, the amount that will be distributed to the Shareholders as part of the Proposed Distribution in respect of such consideration will be at the prevailing HK$ equivalent of approximately US$114.0 million on or before the Distribution Date. The accrued interest on the Promissory Notes for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date to Meadville and will become an additional amount in cash to be distributed to the Shareholders as part of the Proposed Distribution. The exact amount of such interest can only be determined at the Distribution Date and the Shareholders will be notified of the exact amount of such interest by way of announcement on the website of Meadville (http://www.meadvillegroup.com).
     The Proposed Distribution will comprise:
(a)	cash in the aggregate amount of approximately HK$1,020.4 million (which amount comprises: (i) approximately HK$883.8 million as the equivalent of approximately US$114.0 million, being the cash component of the consideration for the PCB Sale based on the exchange rate for US$ into HK$ as stated in the Circular; and (ii) approximately HK$136.6 million, being the cash component of the consideration for the Laminate Sale);

(b)	approximately HK$2,647.2 million, being the remaining part of the consideration for the Laminate Sale represented by the Promissory Notes, which will be distributed to the Controlling Shareholders; and

(c)	TTM Shares valued at approximately US$325.2 million (equivalent to approximately HK$2,520.3 million) based on the closing price per TTM Share of US$8.95 (equivalent to approximately HK$69.36) as at the TTM Latest Practicable Date (or the net cash proceeds from the sale of the relevant TTM Shares if option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of this letter) is elected or deemed to have been elected by the relevant Shareholders).
     The aggregate value of the Proposed Distribution of approximately HK$6,187.9 million (which amount includes approximately HK$883.8 million as the equivalent of approximately US$114.0 million, being the cash component of the consideration for the PCB Sale based on the exchange rate for US$ into HK$ as stated in the Circular, not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date, the amount of the net cash proceeds of sale of any of the TTM Shares for which option (c) (as described in the sub-section headed “Election in

LETTER FROM THE MEADVILLE BOARD
relation to TTM Shares” of this letter) is elected or deemed to have been elected by the relevant Shareholders or any amount equal to the incremental net amount (after any applicable transaction expenses and taxes) of the average sale price of each GSST share) above the GSST Reference Price, is equivalent to each Shareholder receiving a dividend of approximately HK$3.15 for each Meadville Share comprising:
     approximately HK$1.867 in cash and 0.0185 TTM Share for every Meadville Share
     Meadville announced on 4 February 2010 that Meadville (through AVA International) had disposed of an aggregate of 47,000,000 GSST shares for a total consideration of RMB518,750,000 (equivalent to approximately HK$588,936,875), which is equivalent to an average sale price of approximately RMB11.04 (equivalent to approximately HK$12.53) per GSST Sale Share, on 3 February 2010 and 4 February 2010. Meadville will announce by way of announcement and/or on its website (http://www.meadvillegroup.com) as soon as practicable and in any event on or before the Distribution Date, the exact amount of any incremental net amount (after any applicable transaction expenses and taxes) per GSST Sale Share above the GSST Reference Price which will form part of the cash amount available for distribution to the Shareholders under the Proposed Distribution. In the event that such incremental net amount is distributed to the Shareholders under the Proposed Distribution, such amount will be at the prevailing exchange rate for RMB into HK$ on or before the Distribution Date.
     If Meadville (through AVA International) further sells any GSST shares, in addition to the GSST Sale Shares, prior to the Completion Date, Meadville will notify the Shareholders by way of an announcement of such sale (if any) and distribute the incremental net amount of the average sale price of such GSST shares above the GSST Reference Price for each GSST share that is sold, subject to the fulfilment of the conditions precedent set out in the sub-section headed “Conditions of the Proposed Distribution” in this letter, to the Shareholders as dividends on the Distribution Date.
Comparisons of Value
     The Proposed Distribution of approximately HK$3.15 in value for each Meadville Share represents:
•	a premium of approximately 46.5% over the last trading price of HK$2.15 per Meadville Share as quoted on the Stock Exchange on the Last Trading Date;

•	a premium of approximately 37.6% over the average closing price of approximately HK$2.29 per Meadville Share as quoted on the Stock Exchange for the past 30 trading days up to and including the Last Trading Date;

•	a premium of approximately 54.4% over the average closing price of approximately HK$2.04 per Meadville Share as quoted on the Stock Exchange for the past 60 trading days up to and including the Last Trading Date;

•	a premium of approximately 66.7% over the average closing price of approximately HK$1.89 per Meadville Share as quoted on the Stock Exchange for the past 90 trading days up to and including the Last Trading Date;

LETTER FROM THE MEADVILLE BOARD
•	a premium of approximately 117.2% over the average closing price of approximately HK$1.45 per Meadville Share as quoted on the Stock Exchange for the past 180 trading days up to and including the Last Trading Date;

•	a premium of approximately 3.6% over the closing price of HK$3.04 per Meadville Share as quoted on the Stock Exchange on the Latest Practicable Date; and

•	a premium of approximately 125% over the audited consolidated net asset value attributable to the Shareholders per Meadville Share of approximately HK$1.40 as at 31 December 2008 based on a weighted average number of approximately 1,987,360,000 Meadville Shares in issue for the year ended 31 December 2008.
Highest and lowest prices
     During the Relevant Period, the highest closing price of Meadville Shares was HK$3.19 per Meadville Share as quoted on the Stock Exchange on 3 February 2010 and the lowest closing price of Meadville Shares was HK$0.97 per Meadville Share as quoted on the Stock Exchange on 18 May 2009.
Conditions of the Proposed Distribution
     The Proposed Distribution is conditional upon the fulfillment of the following condition precedents:
(a)	completion of the PCB Sale and the Laminate Sale;

(b)	approval of the Withdrawal Proposal by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the Withdrawal Proposal being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders;

(c)	approval of the Deregistration and Continuation by passing a special resolution (by way of poll) of the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM; and

(d)	approval of the Proposed Distribution by passing a special resolution (by way of poll) of the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM.
     The EGM will be convened to consider and approve, among other things, the Proposed Distribution as set out in the section headed “The EGM” of this letter. In order to make the Proposed Distribution to the Shareholders, Meadville will deregister in the Cayman Islands and continue in the BVI as a BVI business company as set out in the section headed “Deregistration and Continuation” of this letter.

LETTER FROM THE MEADVILLE BOARD
Distribution to the Shareholders
     Pursuant to the Proposed Distribution, each Shareholder will receive cash and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares) as a dividend from Meadville. The Controlling Shareholders will receive, subject to the relevant proposed resolutions to be approved at the EGM, the cash component of their dividends in the form of the Promissory Notes. The result is that the Proposed Distribution (not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date or the amount of the net cash proceeds of sale of any of the TTM Shares under option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of this letter) or any incremental net amount (after any applicable transaction expenses and taxes) of the average sale price of each GSST share that is sold above the GSST Reference Price) will be distributed to the Shareholders in the manner set out in the table below:

			Value of TTM
				Shares
			Approximately
			US$ million
			(equivalent to			Aggregate	Approximate
	Approximate	Promissory Notes	approximately		Cash	amount	value per
Shareholders	shareholding	Approximately	HK$ million)		Approximately	Approximately	Meadville Share
		HK$ million	(Note 1)		HK$ million	HK$ million	HK$
Mr. Tang	12.0%	439.4	38.9	(302.0)	0.0	741.4	3.15
Su Sih	57.5%	2,110.0	187.1	(1,449.9)	0.0	3,559.9	3.15
Top Mix	2.7%	97.8	8.7	(67.2)	0.0	165.0	3.15
Independent Shareholders	27.8%	N/A	90.5	(701.2)	1,020.4	1,721.6	3.15

Total	100.0%	2,647.2	325.2	(2,520.3)	1,020.4	6,187.9

Note:
1.	The values stated are based on the closing price per TTM Share as quoted on NASDAQ on the TTM Latest Practicable Date of US$8.95 (equivalent to approximately HK$69.36).
     Although the composition of the Proposed Distribution for the Controlling Shareholders (ie, the Promissory Notes and TTM Shares) differs from that for the Independent Shareholders (ie, cash and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares)), the aggregate value of the Proposed Distribution per Meadville Share is the same for all the Shareholders as shown in the table above.
     On the Distribution Date, each of Mr. Tang and Top Mix will direct Meadville to distribute to Su Sih the TTM Shares to which they are entitled. The value of the TTM Shares which Mr. Tang will direct to Su Sih will be used to offset the value of the shares in Su Sih to be subscribed by Mr. Tang in his capacity as trustee of the Trust. The value of the TTM Shares which Top Mix will direct to Su Sih will become an outstanding balance owed by Su Sih to Top Mix.

LETTER FROM THE MEADVILLE BOARD
No Fractional Entitlements
     Shareholders will only be distributed the nearest whole number of TTM Shares (ie, rounded down to the nearest whole number) to which they are entitled under the Proposed Distribution. No cash or other property will be delivered to Shareholders in lieu of such fractional TTM Shares. Shares listed on NASDAQ are usually traded in round lots of 100 shares but fewer shares can still be traded on NASDAQ. Shareholders who elect option (a) on the Form of Election may sell any whole number of TTM Shares through the TTM Transfer Agent and will not be subject to a minimum number of TTM Shares before such Shareholders can sell.
Election in relation to TTM Shares
     In relation to the component of the Proposed Distribution comprising TTM Shares, which are not in certificated form, Shareholders will be given the option to either:
(a)	receive the TTM Shares in electronic form through the facilities of the TTM Transfer Agent;

(b)	receive the TTM Shares in such Shareholder’s nominated U.S. securities account; or

(c)	receive, in lieu of the TTM Shares to which such Shareholder would otherwise have been entitled, the net cash proceeds of sale of such TTM Shares sold through the Dealing Facility referred to below.
     Shareholders are strongly urged to read Appendix I to the Circular before completing the Form of Election.
     The Form of Election is enclosed with the Circular to allow the Shareholders to make the election. Any Shareholder who wishes to make the election must complete, sign and return the Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong on or before the Election Deadline, which is currently scheduled to be, 4:00 pm on Monday, 12 April 2010. Any Shareholder who does not return a duly completed and signed Form of Election will be deemed to have elected option (c) above.
     Shareholders who elect option (a) or option (b) above should also complete, sign and return the relevant Tax Form to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong on or before the Election Deadline, which is currently scheduled to be, 4:00 pm on Monday, 12 April 2010. Non-U.S. Shareholders and U.S. Shareholders who fail to return to the Registrar a duly completed and signed Tax Form may be subject to U.S. federal backup withholding tax at a maximum tax rate of 30% on distributions paid in cash by TTM and/or proceeds received upon a subsequent sale or disposition of the TTM Shares. Further details in relation to the Tax Forms are set out in Appendix I to the Circular.
     Shareholders are advised to seek their own professional tax advice before electing the option in which they would like to receive the component of the Proposed Distribution comprising the TTM Shares and completing the relevant Tax Form. None of Meadville, Top Mix, TTM, TTM

LETTER FROM THE MEADVILLE BOARD
HK, Merrill Lynch, UBS, Somerley, the TTM Transfer Agent, the IFA, the Registrar or any of their respective affiliates, directors, officers, employees, advisers or agents has provided or is providing any tax advice in connection with the Proposed Distribution or the Proposal as a whole.
TTM Shares in Electronic Form
     Shareholders who elect option (a) above will have their TTM Shares entered as a book entry in the share register of TTM. These TTM Shares will be held at the TTM Transfer Agent, an independent third party, for and on behalf of those Shareholders for three years after completion of the Transactions. During that period, those Shareholders may instruct the TTM Transfer Agent to sell the TTM Shares or to transfer such shares to their securities account with a nominated U.S. broker. For Shareholders that instruct the TTM Transfer Agent to sell their TTM Shares, the TTM Transfer Agent will arrange for the sale of the TTM Shares on behalf of the Shareholders and remit the cash proceeds, less an administrative fee (currently US$15.00 (equivalent to approximately HK$116.25)) per transaction and commission (currently US$0.10 (equivalent to approximately HK$0.78)) per TTM Share, from such sale to the Shareholders. The sale price for the TTM Shares sold through the TTM Transfer Agent will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale and, therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares. No assurance can therefore be given as to the liquidity of the market, or the sale price the Shareholders would receive, for their TTM Shares sold through the TTM Transfer Agent. The net cash proceeds from the sale will be remitted to the Shareholders as soon as practicable after the sale of such TTM Shares.
     Further details in relation to the TTM Shares held in electronic form are set out in Appendix I to the Circular and the relevant information in the Form of Election.
Nominated U.S. Securities Account
     Shareholders who elect option (b) above will receive a letter from Meadville containing a transaction number, together with instructions as to how such Shareholders can have their TTM Shares transferred to their nominated U.S. securities account. In order to have the TTM Shares transferred to the nominated U.S. securities account of Shareholders who elect option (b) above, such Shareholders must instruct their U.S. broker to request their TTM Shares through the Deposit/Withdrawal At Custodian system (DWAC) at the Depository Trust & Clearing Corporation, citing the transaction number set out in the letter from Meadville, within one month of the Distribution Date. Any Shareholders who elect option (b) above but have not arranged to have their TTM Shares transferred to their U.S. nominated securities account within one month of the Distribution Date will have their TTM Shares entered as a book entry in the share register of TTM in accordance with option (a) above.
     Further details in relation to receiving the TTM Shares in the Shareholders’ nominated U.S. securities accounts are set out in Appendix I to the Circular and the relevant information in the Form of Election.

LETTER FROM THE MEADVILLE BOARD
Dealing Facility
     The Dealing Facility will be provided by Meadville to Shareholders who have elected option (c) above or who are deemed to have elected option (c) above. Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar will be deemed to have elected option (c) above. It is proposed that TTM Shares would be sold by (a) placing agent(s) or (an) underwriter(s) (who will be (a) third party(ies) to be appointed by TTM with the consent of Meadville following the Record Date, and which may include Merrill Lynch and/or UBS or their respective affiliates) in one or more transactions, in private or public transactions, on NASDAQ, in over-the-counter market, in negotiated transactions or otherwise from time to time during the Sale Period. The Meadville Board is unable to arrange (a) placing agent(s) or (an) underwriter(s) to fix the sale price for the TTM Shares to be sold through the Dealing Facility at the time the Circular is despatched as such sale price will depend on several factors, including, the number of TTM Shares to be sold through the Dealing Facility, the prevailing market conditions and investor demand for TTM Shares at the relevant time of the sale. The sale price for the TTM Shares sold through the Dealing Facility will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale and, therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares. It is currently anticipated that the relevant TTM Shares are likely to be sold at a discount to the market price of the TTM Shares at the time of sale. The amount of such discount will depend on a number of factors, including the number of TTM Shares to be sold through the Dealing Facility, the prevailing market conditions and investor demand for TTM Shares at the time and could be material. As such, the Meadville Directors do not consider it meaningful to estimate the amount of such discount at this time. No assurance can therefore be given as to the sale price the Shareholders would receive for their TTM Shares through the Dealing Facility. Any decision regarding the manner, time and price at which such TTM Shares are sold through the Dealing Facility and the appointment of the placing agent(s) or underwriter(s) (if applicable) will be made by the Meadville Board, which will have regard to the prevailing market conditions, the customary market terms for such securities transactions and the interests of those Shareholders who have elected or who are deemed to have elected option (c) above. The cash proceeds from the sale, net of certain transaction expenses (including any underwriting commission or placing fee and transfer taxes (if any)), will be remitted to the Shareholders who have elected option (c) above or who are deemed to have elected option (c) above as soon as practicable either as and when some of the TTM Shares have been sold or after all the TTM Shares have been sold, in each case, based upon the average selling price per TTM Share and on a pro-rata basis. There can be no assurance that the transaction expenses incurred by Meadville, and ultimately borne by the Shareholders electing or who are deemed to have elected option (c) above, will be less than the expenses a Shareholder would incur if it were to sell the TTM Shares on its own. Each relevant Shareholder will receive the same net cash proceeds of sale per whole TTM Share when the net cash proceeds from the sale are remitted to the relevant Shareholders.
     The underwriting commission or placing fee is estimated to be approximately 6% to 7% of the sale price of the TTM Shares sold through the Dealing Facility. As at the Latest Practicable Date, there are no transfer taxes to be paid on the sale of the TTM Shares sold through the Dealing Facility. It is currently anticipated that there would be no other transaction expenses

LETTER FROM THE MEADVILLE BOARD
that will be borne by Shareholders for the sale of TTM Shares through the Dealing Facility. Shareholders will be notified by way of announcement and/or on the website of Meadville (http://www.meadvillegroup.com) if there are any other transaction expenses in connection with the Dealing Facility to be borne by them.
     Upon completion of the placing of the relevant TTM Shares, the Shareholders will be notified of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount per Meadville Share to be distributed to the Shareholders who elected or who are deemed to have elected option (c) above by way of announcement on the website of Meadville (http://www.meadvillegroup.com). It is currently expected that such an announcement will be made on or before Tuesday, 13 July 2010.
     Su Sih has indicated that it is considering whether to acquire TTM Shares that are sold through the Dealing Facility referred to above but has not committed to acquire any such TTM Shares. Any increase in Su Sih’s holding of TTM Shares is subject to the maximum holding of 39.3% of the issued share capital of TTM as permitted pursuant to the terms of the Shareholders’ Agreement.
     Those Shareholders who may wish to elect option (c) above should pay particular attention to the information set out in the sub-section headed “Option (c) — Dealing Facility” in Appendix I to the Circular and the relevant information in the Form of Election.
Registration and Payment in relation to the Proposed Distribution
     In the event that the Proposed Distribution becomes effective, payment to each Shareholder in respect of his/her/its entitlement to the cash component of the Proposed Distribution (including, if applicable, the net cash proceeds from the sale of the relevant TTM Shares) will be made to such Shareholder in accordance with the timetable and the terms of the Proposed Distribution.
     To qualify for the entitlements under the Proposed Distribution, the Shareholders, transferees of Meadville Shares or their successors in title should ensure that their Meadville Shares are registered or lodged for registration in their names or in the name(s) of their nominees with the Registrar before 4:00 pm on Wednesday, 31 March 2010 or such other date(s) as may be notified by Meadville to the Shareholders by way of announcement(s).
     Assuming the Proposed Distribution becomes effective on Tuesday, 27 April 2010, cheques for the payment of the entitlements to the cash component of the Proposed Distribution (including, if applicable, the net cash proceeds from the sale of the relevant TTM Shares) will be despatched to the Shareholders on or before Wednesday, 5 May 2010 or such other date(s) as may be notified by Meadville to the Shareholders by way of announcement(s). In the absence of any specific instructions to the contrary received in writing by the Registrar before the Record Date, cheques will be sent to the Shareholders at their respective addresses appearing in the register of members of Meadville on the Record Date (or, in the case of joint holders, to the registered address of that joint holder whose name appears first in the register of members of Meadville on the Record Date) by ordinary post at the risk of the relevant Shareholder. Top Mix, TTM HK, Meadville and the Registrar will not be responsible for any loss or delay in despatch of the cheques.

LETTER FROM THE MEADVILLE BOARD
     In relation to the Meadville Shares held in CCASS, arrangements have been made with HKSCC for the cash component of the Proposed Distribution (including, if applicable, the net cash proceeds from the sale of the relevant TTM Shares) to be paid to the Shareholders through CCASS in accordance with the CCASS operating procedures.
     Shareholders are recommended to consult their professional advisers if they are in doubt as to any of the above procedures.
8. WINDING-UP PROPOSAL
     Following completion of the Proposed Distribution, the Independent Shareholders would each receive an amount of approximately HK$1.867 in cash and 0.0185 TTM Shares (or the net cash proceeds from the sale of such TTM Shares if option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of this letter) is elected or deemed to have been elected by such Independent Shareholder) for every Meadville Share pursuant to the Proposed Distribution. Thereafter, the Independent Shareholders would remain as Shareholders in an unlisted company. Pursuant to the New Memorandum and Articles, the Controlling Shareholders will resolve (by way of written resolutions) to approve the appointment of the voluntary liquidator and to approve the liquidation plan. A copy of the proposed Shareholders’ written resolutions and the liquidation plan will be sent to all Shareholders 10 days prior to the signing of the Shareholders’ written resolutions by the Controlling Shareholders. According to the current timetable, the winding up of Meadville is expected to commence shortly after completion of the Sale Period. No further approval from Shareholders will be required to initiate the winding up of Meadville.
     All Shareholders will be entitled to participate on a pro-rata basis in any assets available for distribution to Shareholders on the winding up of Meadville (after any creditors, fees and expenses incurred in relation to the Proposal and the costs of the winding up have been paid), but it is anticipated that no material assets of Meadville will remain following the Proposed Distribution.
     Following the completion of the winding up of Meadville, should there be any remaining assets, including any fractional TTM Shares not distributed to the Shareholders under the Proposed Distribution, available for distribution (apart from the Proposed Distribution) to the Shareholders on the winding-up of Meadville (after any creditors, fees and expenses incurred in relation to the Proposal and the costs of winding-up have been paid), an announcement will be made by Meadville on its website (http://www.meadvillegroup.com) advising the Shareholders of their entitlement. However, it is anticipated that Meadville will have no material remaining assets available for distribution on its winding-up after the Proposed Distribution and after the payment of fees and expenses in relation to the Proposal and the costs of the winding-up. Shareholders and investors will be notified of the proposed timetable for the Winding-Up Proposal by way of a paid announcement in the Hong Kong Economic Times and the South China Morning Post and also on Meadville’s website (http://www.meadvillegroup.com).
Registration and Payment in relation to the Winding-up Proposal
     Should there be remaining assets available for distribution (apart from the Proposed Distribution) to the Shareholders on the winding up of Meadville, payment to each Shareholder in respect of his/her/its entitlement upon the winding up of Meadville will be made to such Shareholder in accordance with the timetable and the terms of the Winding-up Proposal.

LETTER FROM THE MEADVILLE BOARD
     The Shareholders, transferees of Meadville Shares or their successors in title should ensure that their Meadville Shares are registered or lodged for registration in their names or in the name(s) of their nominees with the Registrar before 4:00 pm on Wednesday, 31 March 2010 or such other date(s) as may be notified by Meadville to the Shareholders by way of announcement(s).
     Cheques for the payment of the entitlements, if any, upon the winding up of Meadville will be despatched to the Shareholders as soon as practicable following completion of the winding up of Meadville. In the absence of any specific instructions to the contrary received in writing by the Registrar before the Record Date, cheques will be sent to the Shareholders at their respective addresses appearing in the register of members of Meadville on the Record Date (or, in the case of joint holders, to the registered address of that joint holder whose name appears first in the register of members of Meadville on the Record Date) by ordinary post at the risk of the relevant Shareholder. Top Mix, TTM HK, Meadville and the Registrar will not be responsible for any loss or delay in despatch of the cheques.
     For the Shareholders whose Meadville Shares are held in CCASS, arrangements will be made with HKSCC Nominees for any amounts due to them as a result of the winding up of Meadville to be paid to them through CCASS in accordance with the CCASS operating procedures.
     However, it is anticipated that Meadville will have no material remaining assets available for distribution on its winding-up after the Proposed Distribution and after the payment of fees and expenses in relation to the Proposal and the costs of the winding-up.
9. REASONS FOR AND BENEFITS OF THE PROPOSAL
The PCB Sale
     TTM believes that the PCB Sale will allow it to achieve certain economies of scale necessary for sustainable and profitable growth. The PCB Sale is expected to broaden its product line offering, capture incremental high-volume business from existing and new customers, and expand and diversify its customer base and end markets. TTM expects that the PCB Sale will enable it to create a one-stop global business solution for the Combined PCB Business’ customers. While the PCB Sale is not motivated by the creation of cost synergies or cost reductions, TTM expects that the Combined PCB Business will stand to realise potential synergies, improve utilisation of its capital resources, and enhance capital expenditure management. The PCB Business has expanded its capacity in recent years to support growing market demand, and TTM expects to capitalise on Meadville’s prior investments in the PCB Business. TTM expects that the manufacturing platform of the Combined PCB Business will enable it to execute its global facility specialisation strategy.
     Upon completion of the PCB Sale, by combining the leading North American PCB manufacturer with a leading Asian PCB manufacturer, TTM expects that it will become a leading global PCB manufacturer with high-technology, strong production, and strong research and development capabilities. While the PCB Sale is expected to create a global presence, TTM expects to retain deep local knowledge in the respective North American and Asian PCB markets. TTM expects the PCB Sale to strengthen its competitive position by expanding its platform into the critical low-cost Asian

LETTER FROM THE MEADVILLE BOARD
regions that complement its existing U.S. footprint. Additionally, TTM expects that the combined position will allow it to serve the growing Asian market demand, broaden its product line offering, and, due to minimal customer overlap, expand its customer base and end-markets. TTM believes that the long-term potential of the PCB Business remains significant and the PCB Sale will allow it to capitalise on what it believes to be a long-term growth opportunity. TTM also expects to be able to leverage the presence of the PCB Holdcos (together with their respective subsidiaries engaged in the PCB Business) in Asia, marketing capabilities and distribution networks.
     TTM believes that the PCB Sale:
•	will create a leading global PCB company with high-technology capabilities and a highly diversified revenue mix by geography and end-market;

•	will result in a one-stop global solution from quick-turn through volume production and a focused facility specialisation strategy;

•	will create an opportunity to capture significant incremental volume business from existing and new customers in North America, Europe, the Middle East, and Africa;

•	positions it to serve the growing Asian market demand;

•	results in a global sales force and manufacturing platform;

•	is a combination of entities with complementary footprints, customers, and end-markets;

•	further diversifies its end-market exposure and customer base;

•	results in the creation of operational efficiencies; and

•	combines deep, talented management teams with leading expertise in the U.S. and in the PRC.
     The Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC set out in the Circular after receiving advice from the IFA) are of the view that the terms of the PCB Sale are on normal commercial terms, fair and reasonable and in the interests of Meadville and the Shareholders as a whole.
     TTM has no immediate plans for further acquisitions. TTM plans to maximise the potential of the Combined PCB Business before it evaluates any other transactions. However, TTM will continue to evaluate strategic opportunities to maximise its shareholders value.
The Laminate Sale
     The Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC set out in the Circular after receiving advice from the IFA) are of the view that the Laminate Business is a small business that would be better managed by a private company. The

LETTER FROM THE MEADVILLE BOARD
operational management teams of the Laminate Business and the PCB Business are separate. The Proposal would allow the management of the Laminate Business to focus on the development of the business without the distraction of complying with the ongoing obligations of the Listing Rules. In addition, the segment results (before share of net profit of associated companies) of the Laminate Business for 2008 show a loss, while the segment results for the years ended 31 December 2006 and 31 December 2007 were approximately 12.3% and 9.8% of the Meadville Group’s total operating results, respectively. After the PCB Sale, the Laminate Business alone is not an attractive business for Meadville as a listed company. In view of this, the Laminate Sale and the Proposal provide an opportunity for the Independent Shareholders to realise their investments in respect of the Laminate Business at an attractive premium. The Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC set out in the Circular after receiving advice from the IFA) are of the view that the terms of the Laminate Sale are on normal commercial terms, fair and reasonable and in the interests of Meadville and the Shareholders as a whole.
The Proposal
     The Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC set out in the Circular after receiving advice from the IFA) are of the view that the terms of the Proposal are attractive to the Independent Shareholders and that the Proposal will be beneficial to the Independent Shareholders in a number of ways.
     The Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC set out in the Circular after receiving advice from the IFA) consider that the Transactions provide an opportunity for the Independent Shareholders to monetise their Meadville Shares (which have a relatively low degree of market liquidity) at an attractive premium to the market price prevailing during the three months period preceding the Last Trading Date. By accepting the Proposal, the Independent Shareholders will have an opportunity to realise their investment in Meadville and to continue such investments in the PCB industry by way of having an interest in the Combined PCB Business through holding the TTM Shares to be distributed to them in the Proposed Distribution. For those Shareholders who would like to redeploy their whole investments in Meadville into other investment opportunities that they may consider more attractive, they can elect option (c) on the Form of Election referred to in the sub-section headed “Election in relation to TTM Shares” of this letter.
10. THE EGM
The Special Resolutions
     The EGM will be held at 10:00 am on Tuesday, 9 March 2010 for the purpose of considering and, if thought fit, passing special resolutions by:
(a)	the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the resolutions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders to approve and give effect to the Transactions;

LETTER FROM THE MEADVILLE BOARD
(b)	the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM, with the number of votes cast against the resolutions being not more than 10% of the votes attaching to the Meadville Shares held by all the Independent Shareholders to approve and give effect to the Withdrawal Proposal;

(c)	the Independent Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Independent Shareholders who vote in person or by proxy at the EGM to approve the Proposed Distribution;

(d)	the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM to approve the Deregistration and Continuation; and

(e)	the Shareholders holding at least 75% of the votes attaching to the Meadville Shares held by the Shareholders who vote in person or by proxy at the EGM to adopt the New Memorandum and Articles.
     As at the Latest Practicable Date, the Independent Shareholders held 546,439,000 Meadville Shares. 10% of the votes attached to all Meadville Shares held by the Independent Shareholders referred to under paragraphs (a) and (b) above therefore are represented by 54,643,900 Meadville Shares as at the Latest Practicable Date.
     For the resolutions to be proposed to approve the Transactions, the Withdrawal Proposal and the Proposed Distribution, the Controlling Shareholders, TTM, TTM HK and any other persons acting in concert with either the Controlling Shareholders, TTM or TTM HK will abstain from voting at the EGM in respect of such resolutions. For the resolutions to be proposed to approve the Deregistration and Continuation and adopt the New Memorandum and Articles, all Shareholders, including the Controlling Shareholders, are permitted to vote at the EGM in respect of such resolutions.
The Effect of Passing the Special Resolutions
     If the resolutions approving the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution are all passed at the EGM, the Meadville Board intends to declare the Proposed Distribution immediately following the EGM on a conditional basis, subject to: (a) completion of the PCB Sale and the Laminate Sale; (b) the listing of Meadville Shares having been withdrawn from the Stock Exchange; and (c) the Deregistration and Continuation having been completed. The Record Date for the Proposed Distribution is expected to be Tuesday, 13 April 2010, or such later date(s) as may be notified by Meadville to the Shareholders by announcement(s) and the Proposed Distribution is expected to be paid within 22 days of the Record Date. The procedures for cash payment to be paid and TTM Shares (if any) to be distributed to the Shareholders under the Proposed Distribution are set out in the sub-sections headed “Registration and Payment in relation to the Proposed Distribution”, “Registration and Payment in relation to the Winding-up Proposal” and “Election in relation to TTM Shares” of this letter, respectively.

LETTER FROM THE MEADVILLE BOARD
11. RESOLUTIONS TO BE APPROVED BY WAY OF A POLL AT THE EGM
     Pursuant to Listing Rule 13.39 and Rule 2.9 of the Takeovers Code, any vote of the shareholders at a general meeting must be taken by poll and the relevant listed company must announce the results of the poll in the accordance with the Listing Rules and the Takeovers Code.
     Accordingly, the resolutions to be passed at the EGM will be approved by way of a poll. An announcement will be published by Meadville in relation to the results of the EGM on the respective websites of the Stock Exchange and Meadville on the day that the EGM is held. If the Proposal is approved by the requisite majorities at the EGM and all the PCB Sale Conditions and the Laminate Sale Conditions have been fulfilled (or, if applicable, waived) on or before the date of the EGM, the announcement will also include details of the Completion Date (in respect of the PCB Sale and the Laminate Sale), the last day of dealings in Meadville Shares on the Stock Exchange and the Record Date. Based on the current timetable, the Completion Date is expected to be Friday, 26 March 2010, the last day for dealing in Meadville Shares is expected to be Friday, 26 March 2010 and the Record Date is expected to be Tuesday, 13 April 2010. If the PCB Sale Conditions and the Laminate Sale Conditions have not been fulfilled (or, if applicable, waived), the timetable for completion of the PCB Sale and the Laminate Sale will be delayed and Meadville will make a further announcement.
12. UNTRACEABLE SHAREHOLDERS
     It is proposed that a custodian will be appointed to hold the amount of the Proposed Distribution and any payments due to Shareholders upon the winding up of Meadville which would be payable to Shareholders who are untraceable. For this purpose, a Shareholder will be deemed to be untraceable if:
(a)	he/she has no registered address; or

(b)	on the last two consecutive occasions on which a distribution has been paid by Meadville a cheque payable to such Shareholder either: (i) has been sent to such Shareholder and has been returned undelivered or has not been cashed; or (ii) has not been sent to such Shareholder because on an earlier occasion a cheque for a distribution so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to Meadville; or

(c)	the Circular has been sent to such Shareholder and has been returned undelivered.
     The relevant custodian to be appointed in this regard will hold all monies representing the amount of the Proposed Distribution or other payments due to Shareholders upon the winding up of Meadville which would be payable to the Shareholders who are untraceable, until the expiration of six years after the date on which Meadville is wound up. During such time, any persons entitled to the Proposed Distribution or other payments due to Shareholders upon the winding up of Meadville may claim such monies from the custodian, notwithstanding the winding up of Meadville.

LETTER FROM THE MEADVILLE BOARD
     Shareholders who are untraceable shall have no right to obtain payment in respect of the Proposed Distribution or any payment due to Shareholders upon the winding up of Meadville after the expiration of the six-year period immediately following the date on which Meadville is wound up.
     Settlement of the entitlement to the Proposed Distribution and other payments due to Shareholders upon the winding up of Meadville will be implemented in full in accordance with the terms of the Proposed Distribution and the Winding-up Proposal, respectively, without regard to any lien, right of set-off, counterclaim or other analogous right to which Top Mix, TTM HK or Meadville may otherwise be, or claim to be, entitled against any of the Shareholders.
13. NO DIVIDEND OR OTHER DISTRIBUTION
     Subject to the Proposed Distribution (in respect of Meadville) as set out in the section headed “Proposed Distribution by Way of Dividend” of this letter, Meadville, MTG Laminate and PCB Holdcos do not intend to declare or pay any dividend or other distribution on their respective shares during the offer period in respect of the Proposal.
14. INDEPENDENT BOARD COMMITTEE
     The IBC (comprising Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric, being the three independent non-executive directors of Meadville) has been formed to advise the Independent Shareholders as to whether:
(a)	the Transactions (as a whole) are fair and reasonable so far as the Independent Shareholders are concerned and to make recommendation(s) to the Independent Shareholders as to voting;

(b)	the Laminate Sale (as a connected transaction) is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take; and

(c)	the Withdrawal Proposal is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take.
     The recommendations of the IBC (as to whether each of the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal is or is not fair and reasonable) are set out in the letter from the IBC of the Circular.
15. INFORMATION FOR OVERSEAS SHAREHOLDERS
     The Circular has been prepared for the purpose of complying with the laws, regulations and/or rules of Hong Kong and the information disclosed in the Circular may not be the same as that which would have been disclosed if the Circular had been prepared in accordance with the laws, regulations and/or rules of any other jurisdiction.

LETTER FROM THE MEADVILLE BOARD
     It is the responsibility of any overseas Shareholders wishing to accept the Proposed Distribution to satisfy themselves as to the full observance of the laws of the relevant jurisdiction(s) in connection with such acceptance and the payment of any issue, transfer or other taxes due in any such jurisdiction(s). Further details are set out in the section headed “Information for Overseas Shareholders” in Appendix I to the Circular.
16. TAXATION
     As the Proposal does not involve the sale and purchase of Hong Kong stock, no stamp duty will be payable pursuant to the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong) on the transfer of shares of MTG Laminate, PCB Holdcos and the TTM Shares upon the Proposal becoming effective or upon the transfer of TTM Shares to Shareholders pursuant to the Proposed Distribution.
     Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of the receipt of cash payment or TTM Shares. It is emphasised that none of Top Mix, Somerley, TTM, TTM HK, UBS, Meadville, Merrill Lynch, the IFA, the Registrar or any of their respective affiliates, directors, officers, employees, advisors or agents accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of any action such person has taken in relation to the Proposal.
     The Circular does not include any information in respect of overseas taxation. Shareholders are recommended to consult their tax advisers regarding the implications in the relevant jurisdiction of owning and disposing of Meadville Shares or TTM Shares.
17. GENERAL
     Associates of Meadville, Top Mix, Su Sih, Mr. Tang, TTM and TTM HK are hereby reminded to disclose their dealings in any relevant securities of Meadville and TTM.
     In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:
     “Responsibilities of stockbrokers, banks and other intermediaries
     Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.
     This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

LETTER FROM THE MEADVILLE BOARD
     Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.”
18. ADDITIONAL INFORMATION
     Further details of the Proposal are set out elsewhere in the Circular, of which this letter forms a part. You are advised to read carefully the letter from the IBC and the letter from the IFA, and the additional information set out in the Appendices to the Circular, before deciding whether or not to vote for or against the resolutions to be proposed at the EGM to approve the Proposal.
19. RECOMMENDATION
     The Meadville Directors (other than the independent non-executive directors of Meadville whose opinion is expressed in the letter from the IBC set out in the Circular) consider that:
(a)	the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal are fair and reasonable; and

(b)	the Proposal is in the interests of Meadville and the Shareholders as a whole (including the Independent Shareholders) and recommend that you accept the Proposal.
     Your attention is drawn to the letter from the IBC set out in the Circular, which contains its recommendation to the Independent Shareholders in respect of the Proposal, and the letter from the IFA, which contains its advice to the IBC and the Independent Shareholders in respect of the fairness and reasonableness of the Proposal and the principal factors and reasons it has considered before arriving at its advice to the IBC and the Independent Shareholders. You are also advised to read the Appendices to the Circular and the Form of Election.

Yours faithfully For and on behalf of the Meadville Board of MEADVILLE HOLDINGS LIMITED Tang Chung Yen, Tom Executive Chairman and Group Managing Director

LETTER FROM THE IBC
     The following is the full text of the letter from the IBC prepared for the purpose of inclusion in this Circular.
11 February 2010
To the Independent Shareholders
Dear Sir or Madam,
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION
IN RESPECT OF THE SALE OF THE PCB BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF
THE SALE OF THE LAMINATE BUSINESS
(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION
IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
     We refer to the circular dated 11 February 2010 issued jointly by Top Mix, TTM, TTM HK and Meadville (the “Circular”), of which this letter forms part. Unless the context otherwise requires, terms defined in the Circular shall have the same meanings when used in this letter.
     We have been appointed by the Meadville Board to form the IBC to consider and to advise the Independent Shareholders as to whether:
(a)	the Transactions (as a whole) are fair and reasonable and to make recommendation(s) as to voting;

(b)	the Laminate Sale (as a connected transaction) is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take; and

(c)	the Withdrawal Proposal is fair and reasonable, whether it is in the interests of Meadville and the Shareholders as a whole and to make recommendation(s) as to what action the Independent Shareholders should take.
     ING Bank N.V. has been appointed as the IFA to advise us in respect of the above.

LETTER FROM THE IBC
     We draw your attention to the letter from the Meadville Board and the letter from the IFA as set out in the Circular.
     Having considered the terms of the Proposal, taking into account the information contained in the Circular and the advice of the IFA, we are of the opinion that:
(a)	the Proposal is in the interests of Meadville and the Shareholders as a whole (including the Independent Shareholders);
(b)	(i)	the terms of the Transactions (as a whole) are fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolutions to approve the Transactions;
(ii)	the terms of the Laminate Sale (as a connected transaction) are fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolution to approve the Laminate Sale; and

(iii)	the terms of the Withdrawal Proposal are fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolution to approve the Withdrawal Proposal.

Yours faithfully
INDEPENDENT BOARD COMMITTEE

Lee, Eugene	Leung Kwan Yuen, Andrew	Li Ka Cheung, Eric
Independent	Independent	Independent
Non-Executive Director	Non-Executive Director	Non-Executive Director

LETTER FROM THE IFA
     The following is the text of the letter prepared by ING setting out its advice to the Independent Board Committee and the Independent Shareholders for inclusion in this Circular.

39/F One International Finance Centre,
1 Harbour View Street, Central, Hong Kong
11 February 2010

To the Independent Board Committee and Independent Shareholders of Meadville Holdings Limited
Dear Sirs,
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL
ACQUISITION IN
RESPECT OF THE SALE OF THE PCB BUSINESS

(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN
RESPECT OF THE
SALE OF THE LAMINATE BUSINESS
AND

(3) VOLUNTARY WITHDRAWAL OF LISTING
INTRODUCTION
     We refer to the circular dated 11 February 2010 to the Shareholders (the “Circular”), of which this letter forms part. Unless otherwise defined, all terms defined in the Circular shall have the same meaning when used in this letter.
     We refer to our appointment as the independent financial adviser to advise the IBC and the Independent Shareholders in respect of (i) the Transactions (as a whole); (ii) the Laminate Sale (as a connected transaction); and (iii) the Withdrawal Proposal (collectively referred to as the “Relevant Transactions”).
     This letter sets out our evaluation of the Relevant Transactions and our recommendation in relation thereon to the IBC and the Independent Shareholders, and is prepared for inclusion in the Circular.
     On 16 November 2009, Meadville and MTG Investment entered into the PCB Agreement with TTM, TTM International and TTM HK to conditionally sell the PCB Business to TTM HK for a consideration to be settled partly in cash as to US$114.0 million (equivalent to approximately HK$883.8 million) and by the issue of 36,334,000 new TTM Shares. Each member of the TTM Group

LETTER FROM THE IFA
is a third party independent of Meadville and not a connected person of Meadville. The PCB Sale will constitute a very substantial disposal and a very substantial acquisition (in respect of the TTM Shares to be received by Meadville as part of the consideration) for Meadville pursuant to the Listing Rules.
     On the same day, MTG Investment entered into the Laminate Agreement with Top Mix to conditionally sell the Laminate Business to Top Mix for a consideration of approximately HK$2,783.8 million to be settled partly in cash as to approximately HK$136.6 million and by the issue of three Promissory Notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million.
     Top Mix is wholly-owned by Su Sih, which is in turn wholly-owned by Mr. Tang. As at the Latest Practicable Date, Mr. Tang and Su Sih held approximately 12.0% and 57.5% respectively of the Meadville Shares in issue and are each a substantial Shareholder. Therefore, Top Mix is an associate (as defined in the Listing Rules) of the substantial Shareholders and a connected person of Meadville. The Laminate Sale will constitute a major transaction and a connected transaction for Meadville pursuant to the Listing Rules.
     Following completion of the PCB Sale and the Laminate Sale, the Meadville Directors propose to withdraw the listing of the Meadville Shares on the Stock Exchange in conjunction with, and as a condition precedent to, the Proposed Distribution. In order to make the Proposed Distribution in a timely and efficient manner, Meadville proposes to deregister in the Cayman Islands and continue into the BVI under the name of “Meadville Holdings (BVI) Limited” as a BVI business company under the BVI Companies Act.
     The Proposal (comprising the Relevant Transactions, the Deregistration and Continuation and the Proposed Distribution) is subject to the Listing Rules. The Executive has confirmed that the Proposal will be treated as a proposal by TTM HK and Top Mix to privatise Meadville and, therefore, the Transactions are also subject to the Takeovers Code.
     Meadville will convene the EGM for the Shareholders to consider and if deemed fit, approve the resolutions in respect of the Proposal, including the Relevant Transactions. In accordance with the Listing Rules and the Takeovers Code, the Controlling Shareholders, TTM and any other persons acting in concert with either the Controlling Shareholders or TTM will abstain from voting at the EGM in respect of the Relevant Transactions. Any vote of the Independent Shareholders at the EGM shall be taken by poll.
     We are independent from and not connected with Meadville, TTM or any parties acting in concert with any of them and accordingly, we are considered to be eligible to give independent advice on the Relevant Transactions. Our United States affiliate, ING Investment Management Co., is a discretionary investment adviser for retail mutual funds which collectively own 127,481 TTM Shares as at the Latest Practicable Date (equivalent to approximately 0.30% of the TTM Shares in issue), in which we do not have any beneficial interest since we are only acting in the role of investment adviser to the funds and this would not affect our independence. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from Meadville, TTM or any party acting in concert with any of them.

LETTER FROM THE IFA
     We were neither a party to the negotiations entered into by Meadville in relation to the Relevant Transactions, nor were we involved in the deliberations leading up to the decision of the Meadville Directors to enter into the Relevant Transactions. We do not, by this letter, warrant the merits of the Relevant Transactions, other than to form an opinion, for the purpose of the Takeovers Code and the Listing Rules, on whether (i) the Transactions (as a whole) are fair and reasonable and to make recommendation(s) as to voting; (ii) the Laminate Sale (as a connected transaction) is fair and reasonable and to make recommendation(s) as to what action the Independent Shareholders should take; and (iii) the Withdrawal Proposal is fair and reasonable and to make recommendation(s) as to what action the Independent Shareholders should take.
BASIS OF ADVICE
     In formulating our opinion and recommendation with regards to the Relevant Transactions we have reviewed, among others, the Circular, the announcements by Meadville and TTM in respect to the Proposal (which includes the Relevant Transactions), the PCB Agreement, the Laminate Agreement and annual reports and interim reports of Meadville and TTM. We have considered information, statements, opinions and representations, given in writing and orally, by the management of Meadville (the “Management”). We also reviewed research studies, market data and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and the facts about the Relevant Transactions and Meadville as supplied by the Management, as well as research studies, market data and publicly available information. We have assumed that all statements, information, opinions and representations made to us or contained or referred to in the Circular provided by Meadville are true, accurate, and complete in all material respects at the time they were made and continue to be so as at the date hereof and that we have relied on the same.
     We have been advised by the Management that all material relevant information has been supplied to us and believe that no material facts have been withheld or omitted from the information provided and referred to in the Circular. We have assumed that all statements of belief, opinion and intention made by the Management as set forth in the Circular were reasonably made after due and careful enquiries and that there are no other facts or representations, the omission of which would make any statement, information, opinion or representation in the Circular, including this letter, misleading in any material respects.
     We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion and recommendation. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Management, or conducted any form of investigation into the commercial viability or the future prospects of the businesses and affairs of Meadville and its associates. We have further assumed

LETTER FROM THE IFA
that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Relevant Transactions have been or will be obtained without any delay, limitation, restriction or condition or otherwise which may have any adverse effect on the business of Meadville or the contemplated benefits of Meadville.
     We have not assumed any responsibility for any aspect of the work that any professional advisers have produced regarding the Relevant Transactions and we have assumed as true and accurate and not misleading any work produced by such advisers. We have not provided, obtained or reviewed any tax, regulatory, accounting, actuarial or other advice and as such assume no liability or responsibility in connection therewith. Accordingly, in providing our opinion, we have not taken into account the possible implications of any such advice.
     In connection with the formulation and delivery of our opinion to the IBC and the Independent Shareholders, we have performed a variety of commonly used financial, comparative, and valuation analyses. The formulation of a fairness and reasonableness opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative and valuation analyses and the application of those methods to the particular circumstances. Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor but made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying our opinion.
     Our opinion is necessarily based upon the financial, economic, market, regulatory, legal and other conditions as they exist on, and the facts, information and opinions made available to us as of the date of this letter.
     Our opinion is also subject to the following qualifications:
(1)	it is not possible to confirm whether or not the Relevant Transactions are in the interests of each individual Independent Shareholder respectively and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Relevant Transactions respectively in his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspective offered in this letter) as well as his/her/its own investment objectives;

(2)	we express no opinion as to whether the Relevant Transactions will be completed or whether they will be successful;

(3)	nothing contained in this letter should be construed as us expressing any view as to the trading prices or market trends of any securities of Meadville or TTM at any particular time; and

(4)	nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities in Meadville or TTM.

LETTER FROM THE IFA
PRINCIPAL FACTORS AND REASONS CONSIDERED
     In formulating our opinion and recommendation regarding the Relevant Transactions, we have taken into account the following principal factors and reasons:
1. Background and Rationale
     Meadville is an exempted company incorporated in the Cayman Islands with limited liability on 28 August 2006, the shares of which have been listed on the Stock Exchange since 2 February 2007. The Meadville Group is principally engaged in the business of manufacturing and distributing various PCB products, prepreg and laminate. The Meadville Group is one of the leading PCB manufacturers in the Mainland China area by turnover with customers in the PRC, Europe, North and Southeast Asia and North America. The revenue mix for Meadville by geographical locations (the final destination to where the final products are delivered) in 2008 was 64% for the PRC, 8% for Europe, 7% for North America and 21% for the rest of the world. TTM is the largest PCB manufacturer in North America and is a listed company on NASDAQ Global Select Market. TTM was originally incorporated in the State of Washington, United States, in 1978 and was reincorporated under the laws of the State of Delaware, United States on 21 June 2005. It specialises in serving the aerospace/defence and high-end commercial markets (including networking and communications infrastructure, computing, industrial and medical markets). Its customers include original equipment manufacturers and electronic manufacturing services companies, and its top five customers accounted for approximately 29% of its revenues in 2008. The TTM Group has eight manufacturing operations, seven of which are in the United States and one in the PRC. Its revenue mix by geographical locations in 2008 was 76% for North America, 12% for the PRC, 4% for Europe, the Middle East and Africa and 8% for the rest of the world.
     The reasons for and benefits of the Relevant Transactions are set out in the letter from the Meadville Board as set out in the Circular. As stated in the letter from the Meadville Board, the Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC in the Circular) consider that the Transactions provide an opportunity to the Independent Shareholders to monetise their Meadville Shares and are of the view that the terms of the Proposal are attractive to the Independent Shareholders and that the Proposal will be beneficial to the Independent Shareholders in a number of ways.
     We note that the Relevant Transactions would provide the Independent Shareholders an investment opportunity in the Combined PCB Business (through holding the TTM Shares to be distributed to them in the Proposed Distribution), which would:
(1)	create a global PCB company combining the PCB Business and the PCB business of TTM;

(2)	improve the utilisation of resources of Meadville and TTM. The PCB Business has expanded its capacity in recent years to support growing market demand, and TTM expects to capitalise on Meadville’s prior investments in the PCB Business by using the facilities

LETTER FROM THE IFA
of the PCB Business to broaden its product line offering, capture incremental high-volume business from existing and new customers and expand its customer base and end markets. On the other hand, TTM announced on 1 September 2009 to close two plants in the US and, according to the Management, some of the equipments in these plants can be used in the PCB Business. The utilisation of resources of Meadville and TTM can further be improved by combining buying power of TTM and the PCB Business and consolidating research and development resources through best practice sharing;

(3)	expand facility footprint globally, with specialised facilities in Asia Pacific region and North America capable of volume production as well as quick turn/high mix production. Meadville currently operates a total of seven PCB plants in the PRC for volume production of PCBs and substrate production as well as one plant in Hong Kong for high mix production of PCBs with some quick turn production. TTM currently operates six plants for high technology/quick turn/high mix production of PCBs and one assembling plant in the United States as well as one plant in the PRC for focused assembly of backplanes. The Combined Business will therefore have a more complete manufacturing platform in Asia and North America;

(4)	develop the technology focus from standard level to more advanced level, covering additional segments of higher-end networking and aerospace in addition to Meadville’s focus on the higher technology portion of the Asian market for customers in cellular phone, server and high-end networking segments as well as the development of the commercial aerospace segments;

(5)	create a global PCB manufacturer with a more diversified revenue mix in terms of geography, end-market and customer base, resulting in approximately 34% of revenue from the PRC and 41% from North America, and top five customers representing 24% of revenue on a combined basis in 2008. This compares to Meadville’s approximately 64% and 7% of revenue derived from the PRC and North America, and top five customers representing approximately 39% of revenue of Meadville alone in 2008; and

(6)	leverage both companies’ technology specialisation and cross selling synergies to explore opportunities with potential new customers. The Combined PCB Business will have a more complete spectrum of manufacturing capabilities and global sales force to offer one stop solution to meet the requirements of customers in their different product life cycles.
     We also note that there are arrangements to facilitate the Independent Shareholders to exit and monetise their whole investments in Meadville Shares completely. As set out in the letter from the Meadville Board in the Circular, Meadville provides the Independent Shareholders to receive, in lieu of the TTM Shares to which such Shareholders would otherwise have been entitled, the net cash proceeds from sale of the TTM Shares. Analysis of this option is set out in the Section 9 below of this letter.

LETTER FROM THE IFA
2. Aggregate Consideration
     The consideration of the PCB Sale will be settled on the Completion Date as follows:
(1)	partly in cash, as to approximately US$114.0 million (equivalent to approximately HK$883.8 million) to be paid by TTM to Meadville based on the prevailing Hong Kong dollar equivalent of approximately US$114.0 million (as directed by MTG Investment); and

(2)	partly by issuing 36,334,000 new TTM Shares to Meadville (as directed by MTG Investment).
     Based on the closing price of US$11.21 (equivalent to approximately HK$86.88) per TTM Share as at the TTM Last Trading Date (being the full trading day of TTM Shares immediately prior to the execution of the PCB Agreement), the consideration for the PCB Sale is approximately US$521.3 million (equivalent to approximately HK$4,040.5 million). Based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date, the consideration for the PCB Sale is approximately US$439.2 million (equivalent to approximately HK$3,404.1 million).
     The consideration of the Laminate Sale is approximately HK$2,783.8 million, to be settled on the Completion Date as follows:
(1)	partly by cash, as to approximately HK$136.6 million to be paid by Top Mix to Meadville (as directed by MTG Investment); and

(2)	partly by the Promissory Notes in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million to be issued by Top Mix to Meadville (as directed by MTG Investment).
     The Promissory Notes will bear interest at the rate equal to HIBOR for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date. The Promissory Notes will not bear any interest subsequent to the Distribution Date. The interest accruing on the Promissory Notes from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date and will form part of the cash amount available for distribution to the Shareholders.
     Meadville will propose that, subject to the fulfilment of the conditions precedent set out in the sub-section headed “Conditions of the Proposed Distribution” in the letter from the Meadville Board as set out in the Circular, it will make the Proposed Distribution on the Distribution Date in favour of the Shareholders of the aggregate consideration from the Transactions (plus the accrued interest on the Promissory Notes to be paid as at the Distribution Date). The Proposed Distribution will comprise cash (part of which will be satisfied by the distribution of the Promissory Notes to the Controlling Shareholders) and TTM Shares (or, if applicable, net cash proceeds from the sale of the relevant TTM Shares).

LETTER FROM THE IFA
3. Share Price Performance
The following chart shows the share price performance of Meadville from 2 February 2007 (being the first trading date since the initial public offering of the Meadville Shares, or the “Listing Date”) to the Latest Practicable Date.

Chart (1):	Meadville Share Price Performance from the Listing Date to the Latest Practicable Date
Source: Bloomberg
Note:
(1)	Based on the closing price of US$11.21 per TTM Shares as at the TTM Last Trading Date.
     The aggregate consideration for the Transactions (not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date and based on the closing price of US$11.21 per TTM Share as at the TTM Last Trading Date) is approximately US$880.5 million (equivalent to approximately HK$6,824.3 million) (the “Aggregate Consideration”), which represents an Aggregate Consideration per Meadville Share of approximately HK$3.47 based on the total issued share capital of 1,964,000,000 Meadville Shares, representing:
(1)	a premium of approximately 14.14% over the closing price of HK$3.04 per Meadville Share as quoted on the Stock Exchange on the Latest Practicable Date;

(2)	a premium of approximately 61.40% over the last trading price of HK$2.15 per Meadville Share as quoted on the Stock Exchange on the Last Trading Date;

LETTER FROM THE IFA
(3)	a premium of approximately 35.02% over the average closing price of approximately HK$2.57 per Meadville Share as quoted on the Stock Exchange for the past ten trading days up to and including the Last Trading Date;

(4)	a premium of approximately 51.53% over the average closing price of approximately HK$2.29 per Meadville Share as quoted on the Stock Exchange for the past 30 trading days up to and including the Last Trading Date;

(5)	a premium of approximately 70.10% over the average closing price of approximately HK$2.04 per Meadville Share as quoted on the Stock Exchange for the past 60 trading days up to and including the Last Trading Date;

(6)	a premium of approximately 83.60% over the average closing price of approximately HK$1.89 per Meadville Share as quoted on the Stock Exchange for the past 90 trading days up to and including the Last Trading Date;

(7)	a premium of approximately 139.31% over the average closing price of approximately HK$1.45 per Meadville Share as quoted on the Stock Exchange for the past 180 trading days up to and including the Last Trading Date; and

(8)	a premium of approximately 134.46% to the audited consolidated net assets attributable to the Shareholders of approximately HK$1.48 per Meadville Share as at 30 September 2009 based on 1,964,000,000 Meadville Shares in issue as at 30 September 2009.
     We note that the Aggregate Consideration per Meadville Share of approximately HK$3.47 also represents a significant premium of approximately 54.22% to the initial public offering price of HK$2.25 on the Listing Date. Since the Listing Date to the Last Trading Date, the daily closing prices of the Meadville Shares have never traded above the Aggregate Consideration per Meadville Share of approximately HK$3.47. The average closing price of the Meadville Shares for the period from the Listing Date to the Last Trading Date is approximately HK$1.68 per share, compared to which the Aggregate Consideration per Meadville Share of approximately HK$3.47 represents a significant premium of approximately 106.55%.
     We also note that on 28 October 2009, Meadville Shares closed at its highest daily closing price of approximately HK$2.79 per Meadville Share for the period from the Listing Date to the Last Trading Date (the “Historically Highest Closing Price”), with the daily trading volume of approximately 8,092,000 Meadville Shares, representing approximately 0.41% of total Meadville Shares outstanding as at the same day. Subsequently the closing price of Meadville Shares dropped slightly to approximately HK$2.78 per Meadville Share on 29 October 2009, and further dropped significantly to approximately HK$2.15 per Meadville Share as at the Last Trading Date, with daily trading volume of approximately 44,939,000 Meadville Shares, representing approximately 2.29% of total Meadville Shares outstanding as at the Last Trading Date which is significantly higher than historical daily trading volumes.
     We note that as compared to the Historically Highest Closing Price, the Aggregate Consideration per share of approximately HK$3.47 represents a premium of approximately 24.37%.

LETTER FROM THE IFA
     The Aggregate Consideration per Meadville Share based on the closing price of US$8.95 per TTM Share as at the TTM Latest Practicable Date is approximately HK$3.15. This represents a premium of approximately 3.62% compared to the closing price of HK$3.04 per Meadville Share as at the Latest Practicable Date and a premium of approximately 112.84% to the audited consolidated net assets attributable to the Shareholders of approximately HK$1.48 per Meadville Share as at 30 September 2009 based on 1,964,000,000 Meadville Shares in issue as at 30 September 2009.
4. Comparable Companies Analysis
     In our assessment of the valuation of the Transactions, we have considered the following commonly used valuation multiples:
•	Enterprise value to Sales (“EV/Sales”);

•	Enterprise value to EBITDA (“EV/EBITDA”);

•	Price-to-earnings ratio (“PER”); and

•	Price-to-book multiple (“P/B”).
     Although these multiples may not necessarily fully reflect the fundamental value of the PCB Business or the Laminate Business, they typically provide a useful insight into their relative valuations. The implied valuation multiples for the PCB Sale and the Laminate Sale are set out in the table below:
Table (1): Implied Valuation Multiples for the PCB Sale and the Laminate Sale

PCB Sale
Total consideration	(HK$million)	4,040.5	(6)
Net debt(1)	(HK$million)	2,715.4
Minority interests(2)	(HK$million)	534.6
Implied enterprise value (“EV”)	(HK$million)	7,290.5
Sales(3)	(HK$million)	5,212.4
EBITDA(5)	(HK$million)	1,095.9
Profit attributable to the equity holders of the PCB Business(3)	(HK$million)	376.1
Net assets attributable to the equity holders of the PCB Business(2)	(HK$million)	1,779.3
EV/Sales(4)	(Times)	1.40
EV/EBITDA(4)	(Times)	6.65
PER(4)	(Times)	10.74
P/B(4)	(Times)	2.27

LETTER FROM THE IFA

Laminate Sale
Total consideration	(HK$million)	2,783.8
Net cash(1)	(HK$million)	37.1
Minority interests(2)	(HK$million)	26.3
Implied EV	(HK$million)	2,773.0
Sales(3)	(HK$million)	759.3
EBITDA(5)	(HK$million)	23.7
Profit attributable to the equity holders of the Laminate Business(3)	(HK$million)	19.6
Net assets attributable to the equity holders of the Laminate Business(2)	(HK$million)	1,095.9
EV/Sales(4)	(Times)	3.65
EV/EBITDA(4)	(Times)	117.00
PER(4)	(Times)	142.03
P/B(4)	(Times)	2.54
Notes:

(1)	Net debt is calculated based on borrowings (including short-term debts and long-term debts) less cash and bank balances and net cash is calculated based on cash and bank balances less borrowings. The net debt or net cash figures in above Table (1) are as of 30 September 2009.

(2)	As at 30 September 2009, as per Appendix VI of the Circular.

(3)	For the financial year ended 31 December 2008, or as at 31 December 2008, as per Appendix VI of the Circular.

(4)	EV/Sales multiple is calculated based on implied EV divided by sales; EV/EBITDA multiple is calculated based on implied EV divided by EBITDA; PERs are calculated based on total consideration divided by profit attributable to the equity holders of the PCB Business or the Laminate Business as appropriate; and P/B multiples are calculated based on total consideration divided by net assets attributable to the equity holders of the PCB Business or the Laminate Business as appropriate.

(5)	EBITDA is defined as operating profit before interest, tax, depreciation and amortisation. The EBITDA figures in above Table(1) are for the financial year ended 31 December 2008. EBITDA of the Laminate Business does not include share of net profit from associated companies including GSST.

(6)	Based on the closing price of US$11.21 (equivalent to approximately HK$86.88) per TTM Share as at TTM Last Trading Date.

LETTER FROM THE IFA
     In selecting companies comparable to Meadville, we have taken into account their scope of business and their operating environment relative to Meadville. As the Transactions include both the PCB Sale and the Laminate Sale, we have selected publicly-listed companies in both sectors for comparison purpose.
     We have selected a list of comparable companies to Meadville for our comparison analysis based on the selection criteria that these companies: (i) are listed with primary operations located in Asia; and (ii) are mainly conducting PCB manufacturing business (the “PCB Comparable Companies”) or laminate manufacturing business (the “Laminate Comparable Companies”) (collectively the “Comparable Companies”) with a substantial part of their respective revenue generated from either of the two businesses.
     While comparable companies analysis can reflect current market sentiment towards the sector and provide guidance on valuation, we note that the analysis does not take into account difference in accounting policies and standards, different interim financial reporting periods as well as differences in business models and/or tax treatments, nor does it take into account possible unique characteristic(s) of different companies. No adjustments have been made to account for these differences.
     We have conducted our analysis and identified fourteen PCB manufacturing companies and four laminate manufacturing companies based on the abovementioned selection criteria that we consider to be the closest comparables (after taking into consideration the factors as set out in our selection criteria) to the PCB Business and the Laminate Business, respectively. The Comparable Companies listed out in Table (2) below are exhaustive based on our selection criteria. We set out in the table below these Comparable Companies and their relevant valuation multiples based on their respective market trading prices. The valuation multiples of the Comparable Companies are based on their respective share prices as at the Last Trading Date, their respective latest publicly disclosed financial positions of balance sheet items as at 30 September 2009 (unless otherwise stated), and the financial information for the twelve months ended 31 December 2008 for all Comparable Companies.

LETTER FROM THE IFA
Table (2): Comparable Companies Valuation Multiples

		Market
		capitalisation
		as at Last
	Stock	Trading		EV/	EV/
Comparable Companies	Exchange	Date		Sales(1)	EBITDA(2)	PER(3)		P/B(4)
		(US$ million)		(x)	(x)	(x)		(x)

PCB Comparable Companies
Kingboard Chemical Holdings Ltd.(5)	Hong Kong	3,466.1		1.60	9.76	15.82		1.32
Hannstar Board International Holdings Ltd.(5)	Hong Kong	326.1		0.79	4.19	6.44		1.08
Guangdong Goworld Co., Ltd.	Shenzhen	501.9		1.58	10.52	31.77		2.23
Nan Ya Printed Circuit Board Corporation	Taiwan	2,013.4		1.51	5.47	9.55		1.92
Tripod Technology Corporation	Taiwan	1,221.6		1.29	6.62	13.70		2.36
Unimicron Technology Corporation	Taiwan	1,287.6		1.11	6.32	16.72		1.37
Gold Circuit Electronics Ltd.	Taiwan	202.3		0.63	4.73	19.56		0.71
WUS Printed Circuit Co., Ltd.	Taiwan	141.1		0.46	6.58	N/M	(7)	0.83
Compeq Manufacturing Co., Ltd.	Taiwan	316.0		0.61	6.89	67.52		0.65
Elec & Eltek International Co., Ltd.	Singapore	205.2		0.58	3.16	4.81		0.59
Daeduck Electronics Co., Ltd.(6)	South Korea	216.7		0.62	12.57	N/M	(7)	1.11
Simm Tech Co., Ltd.	South Korea	118.4		0.71	5.04	N/M	(7)	N/M	(7)
Meiko Electronics Co., Ltd.	Japan	366.0		0.89	6.15	12.23		0.99
Ibiden Co., Ltd.	Japan	5,795.7		1.76	10.75	69.71		2.00
Average				1.01	7.05	24.35		1.32
Average of More Comparable PCB Companies(8)				1.02	6.42	20.65		1.31

PCB Business or PCB Sale	Hong Kong	521.3	(9)	1.40	6.65	10.74		2.27

LETTER FROM THE IFA

		Market
		capitalisation
		as at Last
	Stock	Trading		EV/	EV/
Comparable Companies	Exchange	Date		Sales(1)	EBITDA(2)	PER(3)	P/B(4)
		(US$ million)		(x)	(x)	(x)	(x)

Laminate Comparable Companies
Kingboard Laminates Holdings Ltd.(5)	Hong Kong	2,121.3		1.77	8.77	13.72	2.11
Mitsubishi Gas Chemical Company Inc.	Japan	2,374.6		0.84	8.97	10.64	0.80
Hitachi Chemical Co., Ltd.	Japan	4,395.5		0.83	5.96	20.23	1.54
Sumitomo Bakelite Co., Ltd.	Japan	1,306.6		0.62	9.13	103.62	0.94
Average				1.01	8.21	37.05	1.35

Laminate Business or Laminate Sale	Hong Kong	359.2	(9)	3.65	117.00	142.03	2.54
Sources: Bloomberg, Annual reports
Notes:

(1)	EV/Sales multiples are calculated based on the market capitalisation (using the respective share prices as at the Last Trading Date in the case of the Comparable Companies) plus net debt (or less net cash) plus minority interests, divided by the respective sales for the 12-month period ended 31 December 2008.

(2)	EV/EBITDA multiples are calculated based on the market capitalisation (using the respective share prices as at the Last Trading Date in the case of the Comparable Companies) plus net debt (or less net cash) plus minority interests, divided by the respective EBITDA for the 12-month period ended 31 December 2008.

(3)	PERs are calculated based on the market capitalisation (using the respective share prices as at the Last Trading Date in the case of the Comparable Companies), divided by the respective profit attributable to shareholders for the 12-month period ended 31 December 2008.

(4)	P/B multiples are calculated based on the market capitalisation (using the respective share prices as at Last Trading Date in the case of the Comparable Companies), divided by the respective latest publicly disclosed net assets attributable to equity holders.

(5)	The latest publicly disclosed statements of financial position for these Hong Kong listed companies are as of 30 June 2009.

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(6)	The latest publicly disclosed statement of financial position for Daeduck Electronics Co., Ltd. is as of 31 December 2008.

(7)	N/M denotes not meaningful due to negative figures of profit attributable to equity holders and net assets attributable to equity holders.

(8)	More Comparable PCB Companies is defined in the Section 4.1 below.

(9)	Based on the consideration of the PCB Sale or the Laminate Sale as appropriate.

(10)	GSST, an associated company of Meadville and listed on the Shanghai Stock Exchange, is not included in the Laminate Comparable Companies as it is part of the Transactions as described in Section 8.
4.1 EV/Sales
     The implied EV/Sales multiple for the PCB Sale is approximately 1.40 times, which is significantly higher than the average of the PCB Comparable Companies at 1.01 times.
     In addition, we note that those PCB Comparable Companies that are listed in Hong Kong, PRC, Taiwan and Singapore (the “More Comparable Regions”) have more similar business profile as the PCB Business, including (i) manufacturing facilities and capacities in the PRC, which comprises of a substantial part of the overall PCB manufacturing business of the respective companies; and (ii) diversified revenue from sale of products to geographic regions including Asia, North America and the rest of the world, with majority of revenue from Asia. Therefore, we consider those PCB Comparable Companies that are listed in the More Comparable Regions (the “More Comparable PCB Companies”) more comparable to Meadville’s PCB Business. The average EV/Sales multiple for the More Comparable PCB Companies is approximately 1.02 times, compared to which the 1.40 times EV/Sales multiple for the PCB Sale represents a significantly higher level.
     The implied EV/Sales multiple for the Laminate Sale is approximately 3.65 times, which is significantly higher than the average of the Laminate Comparable Companies at approximately 1.01 times. In addition, the EV/Sales multiple for Kingboard Laminates Holdings Ltd., which is located and listed within the More Comparable Regions, is at approximately 1.77 times, compared to which the 3.65 times EV/Sales multiple of the Laminate Sale also represents a significantly higher valuation level.
4.2 EV/EBITDA
     EV/EBITDA is one of the most commonly used benchmarks for valuing companies. The implied EV/EBITDA multiple for the PCB Sale is approximately 6.65 times, which is within the range of EV/EBITDA multiples at which the PCB Comparable Companies are trading. In addition, the average EV/EBITDA multiple for the More Comparable PCB Companies is at approximately 6.42 times, compared to which the 6.65 times EV/EBITDA of the PCB Sale represents a higher valuation level.

LETTER FROM THE IFA
     The implied EV/EBITDA multiple for the Laminate Sale is approximately 117.00 times, which is significantly higher than the average of the Laminate Comparable Companies at approximately 8.21 times. In addition, the EV/EBITDA multiple for Kingboard Laminates Holdings Ltd. is approximately 8.77 times, compared to which the 117.00 times EV/EBITDA multiple of the Laminate Sale also represents a significantly higher valuation level.
4.3 PER
     PER is another commonly used benchmark for valuing companies. The implied PER for the PCB Sale is approximately 10.74 times, which is within the range of the PERs at which the PCB Comparable Companies are trading and also within the range of the PERs at which the More Comparable PCB Companies are trading.
     We note that Meadville’s PCB Business was growing steadily during 2008 and achieved a profit attributable to the equity holders of the PCB Business of approximately HK$376.1 million for the financial year ended 31 December 2008, representing approximately 52.8% growth from the profit attributable to the equity holders of PCB Business of approximately HK$246.1 million for the financial year ended 31 December 2007. However, most PCB Comparable Companies suffered from deteriorating performance in terms of profit during 2008 except Guangdong Goworld Co., Ltd. and Elec & Eltek International Company Ltd.. Three of the PCB Comparable Companies, WUS Printed Circuit Co., Ltd., Daeduck Electronics Co., Ltd. and Simm Tech Co., Ltd. made net loss for the financial year ended 31 December 2008. Other PCB Comparable Companies had an average decrease of profit attributable to equity holders of approximately 47.3% for the twelve months ended 31 December 2008 as compared to the twelve months ended 31 December 2007. Also, the net profit attributable to equity holders may be affected by other non-recurring items, non-operating items and taxation in different jurisdictions. Therefore, we consider the PER multiples for the PCB Comparable Companies not as comparable to the PCB Sale and do not significantly rely on them for our assessment of the valuation of the PCB Sale.
     The implied PER for the Laminate Sale is approximately 142.03 times, which is significantly higher than the average of the Laminate Comparable Companies at approximately 37.05 times. In addition, the PER for Kingboard Laminates Holdings Ltd. is approximately 13.72 times, compared to which the 142.03 times PER of the Laminate Sale represents an even higher valuation level.
4.4 P/B
     The implied P/B multiple for the PCB Sale is approximately 2.27 times, which is significantly higher than the average of the PCB Comparable Companies at approximately 1.32 times. In addition, the average P/B multiple for the More Comparable PCB Companies is at approximately 1.31 times, compared to which the 2.27 times P/B multiple for the PCB Sale also represents a significantly higher level.

LETTER FROM THE IFA
     The implied P/B multiple for the Laminate Sale is approximately 2.54 times, which is significantly higher than the average of the Laminate Comparable Companies at approximately 1.35 times. In addition, the P/B multiple for Kingboard Laminates Holdings Ltd. is at approximately 2.11 times, compared to which the 2.54 times P/B multiple for the Laminate Sale still represents a higher level.
     Based on the comparable companies analysis set out above, we are of the view that the PCB Sale and the Laminate Sale both represent reasonable valuation levels with generally higher valuation multiples than those implied by the Comparable Companies.
5. Privatisation Premium Analysis
     As stated in the letter from the Meadville Board as set out in the Circular, the Executive has confirmed that the Proposal will be treated as a proposal by TTM HK and Top Mix to privatise Meadville.
     We have reviewed the privatisation transactions by listed companies on the Stock Exchange and selected those privatisation transactions (the “Comparable Privatisation Transactions”) that were announced between 1 January 2007 and the Latest Practicable Date and have been successfully completed. Our analysis is summarised in the following table:
Table (3): Comparable Privatisation Transactions Premium Analyses

			Premium of the proposals to the			Premium/
			average share prices prior to			(discount) of
		Market	announcement dates			the proposals
Date of		capitalisation(1)	Last trading	30 trading	90 trading	to net
announcement	Company	(US$ million)	day	days	days	assets(3)

22 June 2009	A-S China Plumbing Products Limited	19.5	205.00%	331.40%	296.10%	(35.65%)
25 May 2009	Stone Group Holdings Limited	89.3	39.13%	44.58%	68.42%	(35.31%)
22 May 2009	The Ming An (Holdings) Company Limited	337.5	44.40%	55.50%	38.29%	8.33%
19 May 2009	Nam Tai Electronic & Electrical Products Limited	169.5	2.01%	6.29%	45.80%	245.45%
12 March 2009	Delta Networks Holding Limited	233.5	43.79%	80.33%	96.43%	20.22%
22 December 2008	Shaw Brothers (Hong Kong) Limited	417.9	64.21%	73.38%	53.98%	169.70%
2 December 2008	GST Holdings Limited	196.1	77.90%	93.50%	65.00%	113.92%

LETTER FROM THE IFA

				Premium of the proposals to the			Premium/
				average share prices prior to			(discount) of
		Market		announcement dates			the proposals
Date of		capitalisation(1)		Last trading	30 trading	90 trading	to net
announcement	Company	(US$ million)		day	days	days	assets(3)

10 June 2008	CITIC International Financial Holdings Limited	4,234.4		33.33%	43.67%	66.30%	52.10%
2 June 2008	China Netcom Group Corporation (Hong Kong) Limited	23,331.8		3.00%	15.90%	22.00%	93.20%
2 June 2008	Wing Lung Bank Ltd.	4,416.0		6.17%	9.72%	24.00%	206.80%
28 February 2008	Mirabell International Holdings Limited	176.3		15.16%	17.65%	18.34%	18.81%
19 December 2007	Baltrans Holding Limited	217.8		43.52%	54.69%	56.47%	276.21%
7 December 2007	Lei Shing Hong Limited	1,230.3		11.23%	42.47%	53.57%	68.63%
14 June 2007	Chia Hsin Cement Greater China Holding Corp	325.9		2.26%	27.04%	45.00%	46.50%
19 April 2007	Shimao International Holdings Limited	74.8		50.00%	45.63%	41.89%	38.16%
9 March 2007	TOM Online Inc.	626.6		33.33%	13.01%	5.70%	117.11%
1 March 2007	Pacific Century Insurance Holdings Limited	607.5		41.52%	60.60%	71.40%	142.73%

Average				42.12%	59.73%	62.86%	90.99%

16 November 2009	Meadville	521.3	(2)	61.40%	51.53%	83.60%	134.46%
Sources: the Stock Exchange, Companies’ announcements
Notes:
(1)	The market capitalisation is based on the closing price of the respective companies on the last trading day immediately before the announcement of the privatization proposals (Exchange rate of US$1=HK$7.7502).

(2)	Based on the consideration of the PCB Sale.

(3)	The premium to net assets of Meadville are based on the audited consolidated net assets attributable to the Shareholders of approximately HK$1.48 per Meadville Share and 1,964,000,000 Meadville Shares in issue as at 30 September 2009.

LETTER FROM THE IFA
     The Aggregate Consideration per Meadville Share of approximately HK$3.47 represents:
(1)	a premium of approximately 61.40% over the closing price of HK$2.15 per Meadville Share on the Last Trading Date, which is within the range of the corresponding premia offered by the Comparable Privatisation Transactions as to their respective closing prices immediately prior to their respective announcements, and significantly higher than the average of such premia given by the Comparable Privatisation Transactions;

(2)	a premium of approximately 51.53% over the average closing price of approximately HK$2.29 for the last 30 consecutive trading days immediately prior to the Last Trading Date, which is within the range of the corresponding premia offered by the Comparable Privatisation Transactions as to their respective 30 trading day average closing prices immediately prior to their respective announcements;

(3)	a premium of approximately 83.60% over the average closing price of approximately HK$1.89 for the last 90 consecutive trading days immediately prior to the Last Trading Date, which is within the range of the corresponding premia offered by the Comparable Privatisation Transactions as to their respective 90 trading days average closing prices immediately prior to their respective announcements, and significantly higher than the average of such premia given by the Comparable Privatisation Transactions; and

(4)	a premium of approximately 134.46% to the audited consolidated net assets attributable to the Shareholders of approximately HK$1.48 per Meadville Share as at 30 September 2009 based 1,964,000,000 Meadville Shares in issue as at 30 September 2009, which is within the range of the premia offered by the Comparable Privatisation Transactions as to their respective net book values, and higher than the average of such premia given by the Comparable Privatisation Transactions.
     Based on the privatisation premium analysis as set out above, we are of the view that the Aggregate Consideration per Meadville Share represents a reasonably high premium over the trading prices prior to the Last Trading Date with generally higher privatisation premium than those implied by the Comparable Privatisation Transactions.
     Independent Shareholders should note that different stock market conditions, businesses and sizes of the companies involved in other privatisation transactions referred to above may lead to different privatisation premium when compared to the current Proposal.

LETTER FROM THE IFA
6. Valuation of TTM Shares
     As part of the consideration of the PCB Sale, Meadville will receive 36,334,000 new TTM Shares, which represent approximately 84.1% of the issued share capital of TTM as at the TTM Latest Practicable Date and will represent approximately 45.7% of the issued share capital of TTM as enlarged by the issue of such new TTM Shares. The 36,334,000 TTM Shares are valued at approximately US$407.3 million (equivalent to approximately HK$3,156.7 million), based on the closing price of US$11.21 (equivalent to approximately HK$86.88) per TTM Share as at the TTM Last Trading Date, or approximately US$325.2 million (equivalent to approximately HK$2,520.3 million) based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date. The implied considerations for the PCB Sale based on the closing prices per TTM Share are set out in below table:
Table (4): Implied Considerations for the PCB Sale

	As at TTM Last		As at TTM Latest
	Trading Date		Practicable Date
TTM Share closing price	US$11.21		US$8.95

Number of new TTM Shares to be issued as part of consideration for the PCB Sale		36,334,000		36,334,000
Implied value of new TTM Shares to be issued as part of consideration for the PCB Sale	US$	407.3 million	US$	325.2 million
Cash consideration of the PCB Sale	US$	114.0 million	US$	114.0 million
Implied total consideration for the PCB Sale	US$	521.3 million	US$	439.2 million
	(equivalent to		(equivalent to
	approximately		approximately
	HK$4,040.5		HK$3,404.1
	million)		million)
     Sources: letter from the Meadville Board as set out in the Circular, Bloomberg.
     The number of TTM Shares to be issued as part of the consideration for the PCB Sale increases the total TTM Shares outstanding by 84.1% from approximately 43,186,855 shares as at the TTM Latest Practicable Date to approximately 79,520,855 shares following the completion of the PCB Sale.

LETTER FROM THE IFA
6.1 TTM Share Price Performance
     The following chart shows the share price performance of the TTM Shares from the Listing Date to the TTM Latest Practicable Date.
Chart (2): TTM Share Price Performance from the Listing Date to the TTM Latest Practicable Date
     Source: Bloomberg.
     We note that the US$11.21 per TTM Share at the TTM Last Trading Date represents:
(1)	a premium of approximately 0.81% to the closing price of US$11.12 per TTM Share as quoted on the NASDAQ immediately prior to the TTM Last Trading Date;

(2)	a premium of approximately 3.70% over the average closing price of approximately US$10.81 per TTM Share as quoted on the NASDAQ for the past ten trading days immediately prior to the TTM the Last Trading Date;

(3)	at par with the average closing price of approximately US$11.21 per TTM Share as quoted on the NASDAQ for the past 30 trading days immediately prior to the TTM Last Trading Date;

(4)	a premium of approximately 2.00% over the average closing price of approximately US$10.99 per TTM Share as quoted on the NASDAQ for the past 60 trading days immediately prior to the TTM Last Trading Date;

(5)	a premium of approximately 5.85% over the average closing price of approximately US$10.59 per TTM Share as quoted on the NASDAQ for the past 90 trading days immediately prior to the TTM Last Trading Date;

LETTER FROM THE IFA
(6)	a premium of approximately 26.81% over the average closing price of approximately US$8.84 per TTM Share as quoted on the NASDAQ for the past 180 trading days immediately prior to the TTM Last Trading Date; and

(7)	a premium of approximately 10.44% to the average closing price of approximately US$10.15 per TTM Share for the period from Listing Date to the TTM Last Trading Date.
     We also note that the closing price of US$8.95 per TTM Share as at the TTM Latest Practicable Date represents a discount of approximately 18.71% to the average closing price of approximately US$11.01 per TTM Share for the period from the first trading date immediately after the TTM Last Trading Date to the TTM Latest Practicable Date.
     We have also compared the market performance of TTM Shares to Meadville Shares for the period from the Listing Date to the TTM Latest Practicable Date. The following chart shows the relative share price performance of TTM Shares and Meadville Shares for the abovementioned period. All the share prices are rebased to 100 on the Listing Date for comparison purpose.
Chart (3):	Relative Share Price Performance of TTM Shares and Meadville Shares from Listing Date to the TTM Latest Practicable Date
Source: Bloomberg.
     Based on the chart set out above, we note that during the period from the Listing Date to the TTM Last Trading Date, the share price movement trends of TTM Shares and Meadville Shares were generally in line, with similar increase and decrease trends during similar periods. We also note that the TTM Share price decreased approximately 5.3% during this period from the Listing Date to the Last Trading Date, while Meadville Share price decreased approximately 4.4% during the same period, representing a similar share price movement level.

LETTER FROM THE IFA
     We also note that during the period from the Last Trading Date to the TTM Latest Practicable Date, the daily closing prices of Meadville Shares were in the range of HK$2.84 to HK$3.19 per Meadville Share. During the period from TTM Last Trading Date to the TTM Latest Practicable Date, the daily closing prices of TTM Shares were in the range of US$8.95 to US$12.26 per TTM Share.
6.2 Valuation Multiples of TTM Shares
     The Table (5) below sets out the implied valuation multiples for TTM Shares.
Table (5): Implied Valuation Multiples for TTM Shares
     (in accordance with U.S. GAAP)

Share price	(US$per share)	11.21		8.95
		(as at TTM Last		(as at TTM Latest
		Trading Date)		Practicable Date)
Total shares outstanding	(Shares)	43,175,369		43,186,855
		(as at TTM Last		(as at TTM Latest
		Trading Date)		Practicable Date)
Implied market capitalisation	(US$million)	484.0		386.5
Net cash(1)	(US$million)	62.1	(2)	75.8	(5)
Minority interests	(US$million)	0.0	(2)	0.0	(5)
Implied EV	(US$million)	421.9		310.7
Net sales	(US$million)	681.0	(3)	582.5	(6)
EBITDA	(US$million)	(24.6	)(3)	41.8	(6)
Net income (loss)	(US$million)	(36.9	)(3)	5.2	(6)
Total stockholders’ equity	(US$million)	336.8	(2)	341.3	(5)
EV/Sales	(Times)	0.62		0.53
EV/EBITDA	(Times)	4.44	(4)	5.23	(7)
PER	(Times)	N/M	(8)	74.33
P/B	(Times)	1.44		1.13
     Sources: Appendix IX and X of the Circular, TTM website, Bloomberg.
     Notes:
(1)	Net cash is calculated based on cash and cash equivalents plus short-term investments less borrowings (including short-term debts, long-term debts and convertible notes if any).

(2)	As of 28 September 2009, as TTM uses a 13-week fiscal quarter and the third quarter of 2009 ended on 28 September.

(3)	For the twelve months ended 31 December 2008.

(4)	Based on TTM’s 2008 EBITDA adjusted for items as described in Section 7.2 of this letter.

LETTER FROM THE IFA
(5)	As of 31 December 2009.

(6)	For the twelve months ended 31 December 2009.

(7)	Based on TTM’s EBITDA for the twelve months ended 31 December 2009, adjusted for items as described in Section 7.2 of this letter. Such TTM Adjusted EBITDA for twelve months ended 31 December 2009 is approximately US$59.4 million.

(8)	N/M denotes not meaningful due to net loss.
     We have also reviewed PCB manufacturing companies that are listed on the US market exhaustively for our assessment. Based on our analysis, we identified that among PCB manufacturing companies listed in the US, such as Multi-Fineline Electronix Inc., DDi Corporation, IEC Electronics Corporation, and Merix Corporation, Multi-Fineline Electronix Inc. (“Multi-Fineline”) had a market capitalisation of approximately US$540.6 million (equivalent to approximately HK$4,189.8 million) as at the TTM Latest Practicable Date, which we consider to be the only US-listed PCB manufacturing company with a comparable company size to TTM which had a market capitalisation of approximately US$386.5 million (equivalent to approximately HK$2,995.5 million) as at the TTM Latest Practicable Date. Based on (i) the market capitalisation of Multi-Fineline Electronix Inc. as at the TTM Latest Practicable Date; (ii) sales, EBITDA and net income figures for the financial year ended 30 September 2009; and (iii) net debt, minority interest, and net assets attributable to equity holders figures as at 30 September 2009, Multi-Fineline was traded at (i) an implied EV/Sales multiple of approximately 0.52 times; (ii) an implied EV/EBITDA multiple of approximately 4.05 times; (iii) an implied PER of approximately 11.73 times; and (iv) an implied P/B multiple of approximately 1.51 times. Based on the implied valuation multiples of TTM Shares as at the TTM Last Trading Date and the TTM Latest Practicable Date as set out in the above Table (5), we consider the valuation multiples of TTM Share (other than PER) are in generally line with those of Multi-Fineline.
7. FINANCIAL PERFORMANCE OF THE PCB BUSINESS AND TTM
7.1 Financial Performance of the PCB Business
     The following table sets out the key financial information of the PCB Business for the last three financial years ended 31 December 2006, 2007 and 2008 and for the nine months ended 30 September 2009. Independent Shareholders may refer to Appendix VI and Appendix VIII of the Circular for more details of the financial performance of the PCB Business.

LETTER FROM THE IFA
Table (6): Key Financial Information of the PCB Business

				For the nine
				months
	For the financial years			ended 30
(In accordance with HKFRS)	ended 31 December			September
(in US$ million)(2)	2006(1)	2007(1)	2008(1)	2009(1)

Income Statement Items
Revenue	366.3	530.1	672.6	452.3
Revenue increase/(decrease) %		44.7%	26.9%	(10.8%) (3)
EBITDA	79.9	100.0	141.4	86.4
EBITDA margin %	21.8%	18.9%	21.0%	19.1%
Profit before income tax	44.4	53.8	71.8	31.4
Income tax expense	(5.4)	(8.3)	(9.4)	(5.8)
Effective tax rate %	12.2%	15.4%	13.1%	18.5%
Profit for the year/period	39.0	45.5	62.4	25.6
Net margin %	10.6%	8.6%	9.3%	5.7%
Profit attributable to the equity holders of the PCB Business	30.9	31.8	48.5	16.4

Statement of Financial Position Items
Total assets	457.7	871.9	1,032.7	971.3
Total liabilities	376.2	631.9	803.5	672.7
Net debt(4)	181.7	281.9	359.8	350.4
Net assets attributable to the equity holders of the PCB Business	55.9	196.7	176.9	229.6
Net debt to net assets ratio(5)	3.3	1.4	2.0	1.5

Statement of Cash Flow Items
Net cash generated from operating activities	43.8	142.2	179.5	39.6
Net cash used in investing activities	(85.9)	(249.1)	(173.5)	(34.1)
Net cash generated from financing activities	38.5	146.9	42.8	4.1
     Notes:
(1)	All financial figures are in accordance with HKFRS. Income statement and statement of cash flow items are for the financial years ended 31 December 2006, 2007 and 2008, and for the nine months ended 30 September 2009, and statement of financial position items are as of 31 December 2006, 2007 and 2008, and as of 30 September 2009.

(2)	Based on the exchange rate of US$1=HK$7.7502.

(3)	As compared to the figures for nine months ended 30 September 2008.

LETTER FROM THE IFA
(4)	Net debt figures are calculated based on borrowings (including short-term borrowings and long-term borrowings) less cash and bank balances.

(5)	Net debt to net assets ratios are calculated based on net debt figures divided by respective net assets attributable to the equity holders of the PCB Business as at the end of the same periods.
     As set out in the table above, the revenue for the PCB Business grew rapidly for the last three financial years ended 31 December 2006, 2007 and 2008, with a compound annual growth rate (“CAGR”) of approximately 35.5% from 2006 to 2008. The EBITDA figures for the last three financial years ended 31 December 2006, 2007 and 2008 increased from approximately US$79.9 million (equivalent to approximately HK$619.5 million) in 2006 to US$141.4 million (equivalent to approximately HK$1,095.9 million) in 2008, with a CAGR of 33.0% which is in line with the revenue growth, implying a stable EBITDA margin in the range of 18.9% to 21.8%. The profit for the year of PCB Business also grew in line with revenue and EBITDA, increasing from approximately US$39.0 million (equivalent to approximately HK$302.6 million) in 2006 to US$62.4 million (equivalent to approximately HK$483.7 million) in 2008, representing a steady net margin in the range of 8.6% to 10.6%.
     Total assets of the PCB Business were growing rapidly with a CAGR of approximately 50.2% from 2006 to 2008, which also represents the rapid capacity expansion of the PCB Business. The gearing of the PCB Business remained at a high level for the last three financial years ended 31 December 2006, 2007 and 2008 with a net debt to net assets ratio of approximately 3.2 times at the end of 2006 and approximately 2.0 times at the end of 2008.
     Net cash flow used in investing activities remained negative for the last three financial years ended 31 December 2006, 2007 and 2008, with a net cash outflow of US$173.5 million (equivalent to approximately HK$1,345.0 million) used in investing activities in relation to purchase of property, plant and equipment during 2008. Net cash flow generated from operating activities remained positive for the last three financial years ended 31 December 2006, 2007 and 2008, with a net cash flow generated from operating activities of approximately US$179.5 million (equivalent to approximately HK$1,391.4 million) for 2008, which resulted in a positive total net cash flow with some support of cash flow generated from financing activities.
     The overall steady growth of the PCB Business in the past three financial years ended 31 December 2006, 2007 and 2008 were primarily due to: (i) the growing demand for high technology PCBs from continued infrastructure spending in the PRC; (ii) the PRC government’s policies to encourage investments focusing on high technology electronic products; and (iii) the continued outsourcing of high technology PCB production into the PRC from the US, Europe and Japan.

LETTER FROM THE IFA
     For the nine months ended 30 September 2009, the revenue of the PCB Business was approximately US$452.3 million (equivalent to approximately HK$3,505.4 million), which was an approximate 10.8% decrease as compared to the same period in 2008 mainly due to market downturn. EBITDA was approximately US$86.4 million (equivalent to approximately HK$669.8 million), representing an EBITDA margin of approximately 19.1% which was in line with those for the last three financial years ended 31 December 2006, 2007 and 2008. The gearing of the PCB Business as at 30 September 2009 was improved with a net debt to net assets ratio of approximately 1.5 times, primarily due to decrease in capital expenditure. For the nine months ended 30 September 2009, net cash used in investing activities for the PCB Business decreased to approximately US$34.1 million (equivalent to approximately HK$264.2 million) as compared to US$136.1 million (equivalent to approximately HK$1,054.6 million) for the nine months ended 30 September 2008.
7.2 Financial Performance of TTM
Financial Performance of TTM Under U.S. GAAP
     The following table sets out the audited key financial information of TTM for the last three financial years ended 31 December 2006, 2007 and 2008 and the unaudited key financial information of TTM for the three quarters ended 28 September 2009. Independent Shareholders may refer to Appendix IX and Appendix X of the Circular for more details of the financial performance of TTM.
Table (7): Key Financial Information of TTM

				For the
				three
				quarters
	For the financial year			ended 28
(In accordance with U.S. GAAP unless stated)	ended 31 December			September
(in US$ million)	2006(1)	2007(1)	2008(1)	2009(1)

Income Statement Items
Net sales	369.3	669.5	681.0	432.6
Revenue increase/(decrease) %		81.3%	1.7%	(16.2%) (2)
EBITDA	69.1	90.6	(24.6)	29.0
EBITDA margin %	18.7%	13.5%	(3.6)%	6.7%
Income/(loss) before income taxes	56.1	51.3	(61.4)	3.9
Income tax benefit/(provision)	(21.1)	(16.6)	24.5	(1.4)
Effective tax rate %	37.5%	32.3%	39.9%	35.6%
Net income/(loss)	35.0	34.7	(36.9)	2.5
Net margin %	9.5%	5.2%	(5.4%)	0.6%
TTM Adjusted EBITDA(3)	69.3	90.6	95.0	44.6

LETTER FROM THE IFA

				For the
				three
				quarters
	For the financial year			ended 28
(In accordance with U.S. GAAP unless stated)	ended 31 December			September
(in US$ million)	2006(1)	2007(1)	2008(1)	2009(1)

Statement of Financial Position Items
Total assets	573.7	498.8	540.2	542.9
Total liabilities	286.4	170.2	210.2	206.1
Net debt/(cash)(4)	130.0	66.3	(17.2)	(62.1)
Total stockholders’ equity	287.3	328.6	330.0	336.8
Net debt to total stockholders’ equity ratio	0.5	0.2	(0.1)	(0.2)

Statement of Cash Flow Items
Net cash generated from operating activities	32.8	74.0	75.6	57.3
Net cash used in investing activities	(234.6)	(1.7)	(21.3)	(6.8)
Net cash generated from/(used in) financing activities	200.0	(113.8)	74.8	0.3

Notes:

(1)	All financial figures are in accordance with U.S. GAAP except for TTM Adjusted EBITDA. Income statement and statement of cash flow items are for the financial years ended 31 December 2006, 2007 and 2008, and for the three quarters ended 28 September 2009, and statement of financial position items are as of 31 December 2006, 2007 and 2008, and as of 28 September 2009.

(2)	As compared to the figures for the three quarters ended 29 September 2008.

(3)	TTM Adjusted EBITDA figures are based on EBITDA, adjusted for (i) impairment charges for goodwill and long-lived assets; (ii) restructuring charges; and (iii) metal reclamation gain (the “TTM Adjusted EBITDA”).

(4)	Net debt/(cash) figures are calculated based on borrowings (including short-term debts, long-term debts and convertible notes if any) less cash and cash equivalents and short-term investments.
     As set out in the table above, the net sales for TTM grew rapidly for the last three financial years ended 31 December 2006, 2007 and 2008 with a CAGR of approximately 35.8% from 2006 to 2008. The EBITDA increased by approximately 35.7% from approximately US$69.1 million (equivalent to approximately HK$535.5 million) in 2006 to US$90.6 million (equivalent to approximately HK$702.2 million) in 2007. EBITDA in 2008 reduced to approximately negative US$24.6 million (equivalent to approximately negative HK$190.7 million).

LETTER FROM THE IFA
     We note that TTM recorded several items in 2008 that have significant impact on TTM’s EBITDA and result in net loss for the year, including: (i) impairment charge of goodwill and long-lived assets in 2008 for approximately US$123.3 million (equivalent to approximately HK$955.6 million) as a result of the annual goodwill impairment test (after considering factors such as a weakening economy, reduced expectations for future cash flows coupled with a decline in the market price of TTM Shares and market capitalization for a sustained period, as indicators for potential goodwill impairment), and the write-down of certain long-lived assets associated with specific plant facilities and assets held for sale (after considering factors including real estate market conditions); and (ii) metal reclamation gain of approximately US$3.7 million (equivalent to approximately HK$28.7 million) in relation to a pricing reconciliation of metal reclamation activity attributable to a single vendor. If excluding the abovementioned items, the TTM Adjusted EBITDA of TTM for the financial year ended 31 December 2008 would be approximately US$95.0 million (equivalent to approximately HK$736.3 million), representing approximately 4.8% growth from approximately US$90.6 million (equivalent to approximately HK$702.2 million) for the financial year ended 31 December 2007 and a CAGR of approximately 17.1% from 2006 to 2008. The EBITDA margins for TTM based on the TTM Adjusted EBITDA deteriorated from approximately 18.8% for the financial year ended 31 December 2006 to approximately 13.9% for the financial year ended 31 December 2008. The net loss for TTM was US$36.9 million (equivalent to approximately HK$286.0 million) for the financial year ended 31 December 2008 which was also impacted by abovementioned adjusted items, as compared to net income of US$35.0 million (equivalent to approximately HK$271.3 million) for the financial year ended 31 December 2006 and US$34.7 million (equivalent to approximately HK$268.9 million) for the financial year ended 31 December 2007.
     Total assets of TTM as at the end of 2008 grew slightly to approximately US$540.2 million (equivalent to approximately HK$4,186.7 million), which was approximately 8.3% higher than that of 2007. TTM had a net cash position of approximately US$17.2 million (equivalent to approximately HK$133.3 million) as at 31 December 2008, representing an improved financial position as compared to 2007 when it had net debt of US$66.3 million (equivalent to approximately HK$513.8 million).
     TTM had net cash inflow from operating activities of approximately US$75.6 million (equivalent to approximately HK$585.9 million) for the financial year ended 31 December 2008. During 2008, net cash flow generated from financing activities was also significant at approximately US$74.8 million (equivalent to approximately HK$579.7 million), mainly from the new issuance of convertible notes of approximately US$175.0 million (equivalent to approximately HK$1,356.3 million).
     For the three quarters ended 28 September 2009 (i.e. for the period from 1 January 2009 to 28 September 2009), the net sales of TTM was approximately US$432.6 million (equivalent to approximately HK$3,352.7 million), which was an approximate 16.2% decrease as compared to the same period in 2008. EBITDA was approximately US$29.0 million (equivalent to approximately HK$224.8 million), representing an EBITDA margin of approximately 6.7% which was lower than those for the last two financial years ended 31 December 2006 and 2007. The TTM Adjusted EBITDA for the three quarters ended 28 September 2009 was approximately US$44.6 million (equivalent to approximately HK$345.7 million). Net income for the three quarters ended 28 September 2009 amounted to US$2.5 million (equivalent to approximately HK$19.4 million). The gearing of TTM as at 28 September 2009 represented an even stronger gearing level with a higher net cash position of approximately US$62.1 million (equivalent to approximately HK$481.3 million).

LETTER FROM THE IFA
     As disclosed by TTM on 4 February 2010, for the fourth quarter ended 31 December 2009, TTM had net sales of approximately US$149.9 million (equivalent to approximately HK$1,161.8 million), an approximately 7.8% growth from that of third quarter ended 28 September 2009 mainly due to increase in demand. The full year net sales for the financial year ended 31 December 2009 was approximately US$582.5 million (equivalent to approximately HK$4,514.5 million), representing approximately 14.5% decrease from the financial year ended 31 December 2008 primarily due to weak economy and TTM’s restructuring efforts during 2009. TTM recorded net income of approximately US$2.8 million (equivalent to approximately HK$21.7 million) for the fourth quarter of 2009 as compared to net loss of approximately US$4.9 million (equivalent to approximately HK$38.0 million) for the third quarter of 2009. Net income for the full year 2009 was approximately US$5.2 million (equivalent to approximately HK$40.3 million) as compared to net loss of approximately US$36.9 million (equivalent to approximately HK$286.0 million) for 2008. TTM also demonstrated strong free cash flow during fourth quarter of 2009, increasing aggregate balance of cash and cash equivalents, restricted cash and short-term investments by approximately US$15.0 million (equivalent to approximately HK$116.3 million) to US$215.7 million (equivalent to approximately HK$1,671.7 million).
     Based on the financial performance analysis set out above, as compared to the PCB Business, TTM had a similar revenue/net sales growth profile for the last three financial years ended 31 December 2006, 2007 and 2008, with net sales CAGR for 2006 to 2008 at a level very close to that of the PCB Business. However, TTM had higher net sales volatility for the last three financial years ended 31 December 2006, 2007 and 2008 as compared to the PCB Business, with approximately 81.3% revenue growth in 2007 and only approximately 1.7% in 2008. The earning margins, including EBITDA margins and net margins, of TTM are lower than those of the PCB Business.
     We also note that in the last three financial years ended 31 December 2006, 2007 and 2008, the PCB Business had the rapid growth of total assets, high gearing level and significant net cash outflow from investing activities; while in the same period TTM had low assets growth, low gearing, and smaller amount of net cash used in investing activities.
     Therefore, based on the historical financial performance of Meadville and TTM, upon completion of the PCB Sale, the financial position of the Combined PCB Business may improve as compared to the PCB Business alone, as the low debt level of TTM (after taken into account the cash component of the consideration of the PCB Sale of approximately US$114.0 million (equivalent to approximately HK$883.8 million)) would help to improve the gearing of the Combined PCB Business to a lower and healthier level.

LETTER FROM THE IFA
Financial Performance of TTM Under IFRS
     We also note that under IFRS, TTM had a net income of approximately US$33.3 million (equivalent to approximately HK$258.1 million) for the financial year ended 31 December 2007, a net loss of approximately US$23.7 million (equivalent to approximately HK$183.7 million) for the financial year ended 31 December 2008, and a net loss of approximately US$2.3 million (equivalent to approximately HK$17.8 million) for the three quarters ended 28 September 2009 (as compared to a net income of approximately US$39.9 million (equivalent to approximately HK$309.2 million) for the three quarters ended 29 September 2008). The primary reason for the significant differences between U.S. GAAP and IFRS is the result of mark-to-market adjustments on the conversion feature, convertible note hedge, and warrants related to the TTM’s convertible notes. These instruments are required to be recorded as derivatives under IFRS and recognized as either assets or liabilities in the balance sheet at their respective fair values. Other differences between U.S. GAAP and IFRS impacting the TTM’s net income (loss) relate to accounting for share based payments, restructuring charges, income taxes, and changes in the convertible notes discount with related amortization. As these are only differences due to different accounting treatments, we consider that they do not have material impact on the underlying performance of TTM, therefore the value of TTM Shares. Independent Shareholders may refer to Appendix IX of the Circular for additional information regarding the U.S. GAAP to IFRS differences of TTM.
     The above sets out our analysis on financial performance of the PCB Business and TTM, which are one of the factors that we have considered. Other factors that we have considered are set out in other sections of this letter.
8. The Laminate Sale
     The consideration for the Laminate Sale is approximately HK$2,783.8 million and has been determined by between the parties with reference to, among other things: (i) the market value of the shareholding indirectly held by MTG Laminate on the GSST Last Trading Date of 212,288,109 GSST Shares of approximately RMB1,947.2 million (equivalent to approximately HK$2,210.7 million) based on a 7.5% discount to the average closing price per GSST Share of approximately RMB9.92 (the “GSST Reference Price”) (equivalent to approximately HK$11.26) for the past five trading days up to and including the GSST Last Trading Date; and (ii) the unaudited combined net assets attributable to the equity holders of Laminate Business (excluding the value of the GSST Shares held by MTG Laminate through AVA International).
8.1 The Sale of GSST Shares
     The 212,288,109 shares of GSST (the “GSST Shares”) that was indirectly held by MTG Laminate as at GSST Last Trading Date represents approximately 22.2% of GSST’s total issued share capital. GSST is a company listed on the Shanghai Stock Exchange. The consideration for the GSST Shares is determined with reference to the market value of the GSST Shares of approximately RMB1,947.2 million based on the GSST Reference Price.

LETTER FROM THE IFA
     The GSST Reference Price of approximately RMB9.18 per share (being a 7.5% discount of the RMB9.92 per share of the average closing price for the past five trading days up to and including the GSST Last Trading Date) represents:
(1)	a discount of approximately 6.61% over the closing price per GSST Share of RMB9.83 quoted on the Shanghai Stock Exchange for the last trading day immediate prior to the GSST Last Trading Date;

(2)	a discount of approximately 7.46% over the closing price per GSST Share of RMB9.92 quoted on the Shanghai Stock Exchange for the past 7 trading days up to and including the GSST Last Trading Date;

(3)	a discount of approximately 2.44% over the average closing price per GSST Share of approximately RMB9.41 as quoted on the Shanghai Stock Exchange for the past 30 trading days up to and including the GSST Last Trading Date;

(4)	a premium of approximately 4.20% over the average closing price per GSST Share of approximately RMB8.81 as quoted on the Shanghai Stock Exchange for the past 90 trading days up to and including the GSST Last Trading Date; and

(5)	a premium of approximately 18.30% over the average closing price per GSST Share of approximately RMB7.76 as quoted on the Shanghai Stock Exchange for the past 180 trading days up to and including the GSST Last Trading Date.
     GSST is incorporated in the PRC whose shares are listed on the Shanghai Stock Exchange. GSST Shares are A shares which can only be traded by residents of the PRC or international investors under the China Qualified Foreign Institutional Investors (QFII) regulations. The Laminate Sale provides an opportunity for the Independent Shareholders to realise their investment in the Laminate Business. We have also reviewed the divestment transactions of PRC-listed companies in order to assess whether the 7.5% discount applied to the market value of GSST to reach the GSST Reference Price is fair and reasonable. We have selected the minority-stake divestment transactions based on the selection criteria that: (i) the target companies are PRC-based companies listed on the Shanghai Stock Exchange where GSST is also listed; (ii) the underlying equity stakes that were sold were minority stakes and at a similar shareholding level (in our selection, such level is higher than 20% and lower than 30%) as Meadville’s shareholding in GSST; (iii) the nature of the minority equity transactions were divestment; and (iv) the transactions were generally in normal commercial terms and to the best of our knowledge were neither related-party transactions nor other share-transfer transactions that were not under commercial terms (that is, excluding transactions such as transferring of existing shares under court order and auction of existing shares by court).

LETTER FROM THE IFA
     We have conducted our analysis and identified ten divestment transactions since 2007 based on the abovementioned selection criteria, being all the transactions that we consider to be the closest comparables (after taking into consideration the factors as set out in the abovementioned selection criteria) to the sale of GSST Shares. We set out in the table below all such divestment transactions and their relevant premium/(discount) levels to their respective average market prices prior to the time when the transactions were announced.
Table (8): Minority Stake Divestment Transactions on the Shanghai Stock Exchange

		Premium/(Discount) to the
		average share prices prior to
		announcement of the
		transaction
			1	7	30
Date of		%	trading	trading	trading
announcement	Company	Acquired	day	days	days

01 August 2009	Ningxia Dayuan Chemical Co Limited	25.4%	(36.64%)	(28.94%)	(19.71%)
24 June 2009	Zhejiang King Refrigeration Industry Co Limited	21.3%	0.92%	11.01%	17.12%
03 November 2008	Dalian Sun Asia Tourism Holding Co Limited	24.0%	97.18%	110.84%	89.19%
24 January 2008	Yinchuan Xinhua Department Store Co Limited	29.3%	(63.12%)	(65.19%)	(66.29%)
27 October 2007	Suntek Technology Co Limited	27.2%	(81.85%)	(83.78%)	(84.45%)
16 August 2007	Hubei Qianjiang Pharmaceutical Co Limited	29.9%	16.50%	9.21%	(1.91%)
28 June 2007	Beijing Jingneng Thermal Power Co Limited	26.0%	(64.65%)	(66.05%)	(64.17%)
28 June 2007	Tianjin Marine Shipping Co Limited	29.9%	(89.45%)	(89.62%)	(87.11%)
21 May 2007	Nantong Jiangshan Agrochemical & Chemicals Co Limited	28.0%	(32.80%)	(19.05%)	0.09%
26 March 2007	Lingyun Industrial Corp Limited	23.7%	(65.08%)	(62.62%)	(57.62%)

Average			(31.90%)	(28.42%)	(27.49%)

16 November 2009	GSST	22.2%	(6.61%)	(7.46%)	(2.44%)
Sources: The Shanghai Stock Exchange, Dealogic, Bloomberg

LETTER FROM THE IFA
     The discounts of GSST Reference Price to: (i) the last closing price, (ii) the average closing price for the past 7 trading days up to and including the GSST Last Trading Date, and (iii) the average closing price for the past 30 trading days up to and including the GSST Last Trading Date are all significantly lower than the average corresponding discounts of minority stake divestitures on the Shanghai Stock Exchange from 2007 to GSST Last Trading Date. Therefore, we are of the view that the GSST Reference Price is fair and reasonable as compared to other minority stake acquisitions on the Shanghai Stock Exchange.
     We also note that if Meadville decides, subject to compliance with the requirements of the applicable PRC laws and regulations, to sell any of its shareholding in GSST prior to the Completion Date at a sale price per GSST Share above the GSST Reference Price, Meadville will distribute the incremental net amount (after any applicable transaction expenses and taxes) above the GSST Reference Price for each GSST Share that is sold, assuming the Transactions have been completed, to the Shareholders as dividends on the Distribution Date. Therefore, there may be potential upside on the consideration of the sale of GSST Shares which may be subject to the increase of GSST Share price and other factors that may occur during the period until the Completion Date.
     We note that Meadville announced on 4 February 2010 that Meadville (through AVA International) disposed of an aggregate of 47,000,000 GSST shares (the “GSST Sale Shares”) for a total consideration of RMB518,750,000 (equivalent to approximately HK$588,936,875), which is equivalent to an average sale price of approximately RMB11.04 (equivalent to approximately HK$12.53) per GSST Sale Share, on 3 February 2010 and 4 February 2010. Meadville will announce by way of announcement and/or on its website (http://www.meadvillegroup.com) as soon as practicable and in any event on or before the Distribution Date, the exact amount of the incremental net amount per GSST Sale Share (after any applicable transaction expenses and taxes) above the GSST Reference Price which will form part of the cash amount available for distribution to the Shareholders under the Proposed Distribution (if any). In the event that such incremental net amount is distributed to the Shareholders under the Proposed Distribution, such amount will be the prevailing exchange rate for RMB into HK$ on or before the Distribution Date. As at the Latest Practicable Date, Meadville (through AVA International) held 165,288,109 GSST shares representing 17.3% of the issued share capital of GSST.
8.2 The Unlisted Assets under the Laminate Business
     The unlisted assets under the Laminate Business (the “Unlisted Laminate Assets”) primarily are the unlisted investment of approximately 25.00% equity interest in SSST held by the Laminate Business and approximately 93.71% equity interest in Mica-Ava (Far East) Industrial Limited and Mica-Ava (Guangzhou) Material Company Ltd.
     The implied consideration for the Unlisted Laminate Assets is approximately HK$573.1 million, being the consideration for the Laminate Sale of approximately HK$2,783.8 million less the consideration for the GSST Shares of approximately RMB1,947.2 million (equivalent to approximately HK$2,210.7 million). This is approximately equal to the unaudited net assets of approximately HK$572.5 million of the Unlisted Laminate Assets as at 30 September 2009 based on the management accounts of Meadville.

LETTER FROM THE IFA
     We note that the Unlisted Laminate Assets had net loss of approximately HK$31.9 million for the financial year ended 31 December 2008 and a small net profit of approximately HK$9.2 million for the nine months ended 30 September 2009.
8.3 Promissory Notes
     We understand that as part of the consideration for the Laminate Sale, Meadville will receive three Promissory Notes in the aggregate principal amounts of approximately HK$2,647.2 million from Top Mix on the Completion Date. The Promissory Notes will bear interest at the rate equal to the applicable HIBOR for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date. The Promissory Notes will not bear any interest subsequent to the Distribution Date. The interest accruing on the Promissory Notes from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date will be paid by Top Mix on the Distribution Date and will form part of the cash amount available for distribution to the Shareholders.
     As set out in the Circular, the Distribution Date is expected to be within 30 days after the Completion Date. Therefore the HIBOR to be applied to the Promissory Notes is expected to be the HIBOR for Hong Kong dollar for a period of one month.
     According to Bloomberg, the one-month Hong Kong dollar HIBOR as at the Last Trading Date was 0.07964%. We have also reviewed the comparable bank deposit rate as a guidance as to whether HIBOR is a reasonable rate to use. According to the tariff of the Hongkong and Shanghai Banking Corporation (“HSBC”) in Hong Kong, the one-month deposit rate of HK$1 million or above for corporate commercial accounts is at 0.01%, which is significantly lower than the corresponding HIBOR. Therefore we are of the view that it is fair and reasonable to use HIBOR for the interest of the Promissory Notes.
     As stated in the letter from the Meadville Board, after PCB Sale, the Meadville Directors (other than members of the IBC who have expressed their view in the letter from the IBC in the Circular) are of the view that the Laminate Business alone is not an attractive business for Meadville as a listed company. In view of this, the Laminate Sale and the Proposal provide an opportunity for the Independent Shareholders to realise their investments in respect of the Laminate Business. We also note that the Laminate Sale is conditional upon, among other conditions, the approval of the PCB Sale.
     As shown above, the Laminate Business comprises of a holding of approximately 17.3% of GSST’s total issued share capital (after the sale of GSST Sale Shares) and the Unlisted Laminate Assets. GSST and SSST (which is 75% owned by GSST and 25% owned by AVA International Limited, a wholly-owned subsidiary of Meadville) are principally engaged in the manufacturing and distribution of, among other things, prepreg and laminate and are suppliers of such materials to Meadville Group for the PCB Business. According to the Management, Meadville does not have day to day management control of GSST. As shown above, the Unlisted Laminate Business recorded a loss for the year ended 31 December 2008 and a small profit for the nine months ended 30 September 2009. Based on our assessment above, Meadville would be a small listed company with the Laminate Business alone. Taking into consideration of the listing costs associated with a listed company, we are of the view that it is in the interests of Meadville and the Shareholders as a whole to sell the Laminate Business and withdraw from listing.

LETTER FROM THE IFA
9. Withdrawal Proposal
     In conjunction with and as a condition precedent to the Proposed Distribution, the Meadville Directors propose to withdraw the listing of Meadville Shares on the Stock Exchange.
     Pursuant to the Listing Rules, a voluntary withdrawal of listing of Meadville Shares would require a “reasonable cash alternative or other reasonable alternative” being offered to the Independent Shareholders.
9.1 Proposed Distribution Components
     Pursuant to the Proposed Distribution, not taking into account the accrued interest on the Promissory Notes to be paid as at the Distribution Date, or the amount of the net cash proceeds of sale of any of the TTM Shares for which option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular) is elected by the relevant Shareholders, or any amount equal to the incremental net amount above the GSST Reference Price for each GSST share that is sold, each Independent Shareholder will receive cash and TTM Shares as a dividend from Meadville as follows:

Approximately HK$1.867 in cash and 0.0185 TTM Share(notes)	for every Meadville Share
Notes:

(1)	Independent Shareholders have the option to receive net cash proceeds of the sale of TTM Shares, as set out in detail in Section 9.5 below.

(2)	Shareholders will only be distributed the nearest whole number of TTM shares (i.e. rounded down to the nearest whole number) to which they are entitled under the Proposed Distribution.

LETTER FROM THE IFA
     Instead of cash, the Controlling Shareholders will receive, subject to the relevant proposed resolutions to be approved at the EGM, the cash component of their dividends in the form of the Promissory Notes. Although the composition of the Proposed Distribution for the Independent Shareholders differs from that for the Controlling Shareholders, the aggregate value of the Proposed Distribution per Meadville Share is the same for all the Shareholders as shown in the table below:
Table (9): The Proposed Distribution to the Shareholders

			Proposed Distribution per Meadville Share
			Cash Component		Promissory Notes
		Approximate	(HK$)		(HK$)(2)		TTM Shares
		number of							Per
		Meadville		Per		Per	Total		Meadville
	Approximate	Shares	Total	Meadville	Total	Meadville	number	Per	Share	Aggregate
	Shareholding	Held	(HK$	Share	(HK$	Share	of TTM	Meadville	Value	Amount
Shareholders	(%)(1)	(‘000)(1)	million)	(HK$)	million)	(HK$)	Shares(3)	Share	(HK$)(4)	(HK$)

Independent Shareholders	27.8%	546,439	1,020.4	1.867	—	—	10,109,122	0.0185	1.283	3.15
Controlling Shareholders:
Mr. Tang	12.0%	235,305	—	—	439.4	1.867	4,353,143	0.0185	1.283	3.15
Su Sih	57.5%	1,129,895	—	—	2,110.0	1.867	20,903,057	0.0185	1.283	3.15
Top Mix	2.7%	52,361	—	—	97.8	1.867	968,678	0.0185	1.283	3.15

Total	100.0%	1,964,000	1,020.4	N/A	2,647.2	N/A	36,334,000	N/A	N/A	N/A

Notes:

(1)	As of the Latest Practicable Date.

(2)	Based on the consideration in the form of the Promissory Notes of approximately HK$2,647.2 million that will be distributed to the Controlling Shareholders only, and 1,417,561,000 Meadville Shares held by the Controlling Shareholders.

(3)	Pursuant to the letter from the Meadville Board as set out in the Circular, the TTM Shares to be distributed to Mr. Tang and Top Mix through the Proposed Distribution will be transferred to Su Sih on the Distribution date as directed by Mr. Tang and Top Mix.

(4)	Based on the closing price of US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date.
     Cash component (or Promissory Notes in the case of the Controlling Shareholders) and TTM Shares (as at the Latest Practicable Date) account for approximately 59.3% and 40.7% of the Proposed Distribution of HK$3.15.

LETTER FROM THE IFA
     The Proposed Distribution of approximately HK$3.15 per Meadville Share, not taking into account the accrued interest of the Promissory Notes to be paid as at the Distribution Date or any amount equal to the incremental net amount above GSST Reference Price for each GSST Share that is sold, represents:
(1)	a premium of approximately 3.62% over the closing price of HK$3.04 per Meadville Share as quoted on the Stock Exchange on the Latest Practicable Date;

(2)	a premium of approximately 46.51% over the last trading price of HK$2.15 per Meadville Share as quoted on the Stock Exchange on the Last Trading Date;

(3)	a premium of approximately 22.57% over the average closing price of approximately HK$2.57 per Meadville Share as quoted on the Stock Exchange for the past ten trading days up to and including the Last Trading Date;

(4)	a premium of approximately 37.55% over the average closing price of approximately HK$2.29 per Meadville Share as quoted on the Stock Exchange for the past 30 trading days up to and including the Last Trading Date;

(5)	a premium of approximately 54.41% over the average closing price of approximately HK$2.04 per Meadville Share as quoted on the Stock Exchange for the past 60 trading days up to and including the Last Trading Date;

(6)	a premium of approximately 66.67% over the average closing price of approximately HK$1.89 per Meadville Share as quoted on the Stock Exchange for the past 90 trading days up to and including the Last Trading Date;

(7)	a premium of approximately 117.24% over the average closing price of approximately HK$1.45 per Meadville Share as quoted on the Stock Exchange for the past 180 trading days up to and including the Last Trading Date; and

(8)	a premium of approximately 112.84% to the audited consolidated net assets attributable to the Shareholders of approximately HK$1.48 per Meadville Share as at 30 September 2009 based on 1,964,000,000 Meadville Shares in issue as at 30 September 2009.
9.2 Exchange Risk
     As the cash component of the consideration for the PCB Sale will be paid to Meadville in the United States dollar (the “US dollar”), the respective amount that will be distributed to the Independent Shareholders as part of the Proposed Distribution in respect of such consideration will be at the prevailing Hong Kong dollar equivalent of approximately US$114.0 million on or before the Distribution Date. Therefore, the Independent Shareholders will bear the exchange risk of such cash component during the period until the Distribution Date.

LETTER FROM THE IFA
     As at the Last Trading Date, the exchange rate of US dollar to Hong Kong dollar was at 7.7502. According to the Linked Exchange Rate System established by the Hong Kong government, the Hong Kong dollar is officially linked to the US dollar, with a narrow convertibility zone of 7.75 to 7.85. We are not aware of any potential changes in such system in the short-term.
     We noted that the exchange rate of US dollar to Hong Kong dollar as at the Last Trading Date was very close to the low end of the permitted trading band. Any appreciation of US dollar against Hong Kong dollar to the extent that US$1=HK$7.85 would be potential upside of the cash component and in the interest of the Independent Shareholders. We note that as at the Latest Practicable Date, the exchange rate of US dollar to Hong Kong dollar was at 7.7708.
9.3 The Liquidity of the TTM Shares
     In relation to the component of the Proposed Distribution comprising TTM Shares, Shareholders will be given an option to either:
(a)	receive the TTM Shares in electronic form through the facilities of the TTM Transfer Agent;

(b)	receive the TTM Shares in such Shareholder’s nominated U.S. securities account; or

(c)	receive, in lieu of the TTM Shares to which such Shareholder would otherwise have been entitled, the net cash proceeds of sale of such TTM Shares sold through the Dealing Facility referred to in the letter from the Meadville Board as set out in the Circular
     TTM Shares are listed on NASDAQ Global Select Market. We have reviewed the trading volume statistics of the TTM Shares and compared it to those of the Meadville Shares, in order to assess the liquidity of the TTM Shares as compared to the Meadville Shares. The table below sets out the trading volume statistics of both TTM Shares and the Meadville Shares for comparison purpose.
Table (10): Trading Statistics of Meadville Shares and the TTM Shares

	Meadville	TTM

Total issued share capital (shares) as at Last Trading Date/TTM Last Trading Date(1)	1,964,000,000	43,175,369
Total free float (shares) as at Last Trading Date/TTM Last Trading Date(2)	546,439,000	43,175,369
	(27.8%)	(100.0%)

LETTER FROM THE IFA

		Average				Average
	Average	daily	Average daily		Average	daily	Average daily
	daily	trading	trading volume as		daily	trading	trading volume as
	trading	value	% of total	% of free	trading	value	% of total	% of free
Period	volume	(US$)(3)	shares	float	volume	(US$)(3)	shares	float

10-day average prior to the Last Trading Date/TTM Last Trading Date(1)	5,648,400	1,894,019	0.29%	1.03%	269,444	2,926,334	0.62%	0.62%
30-day average prior to the Last Trading Date/TTM Last Trading Date(1)	3,907,817	1,210,640	0.20%	0.72%	259,839	2,936,494	0.60%	0.60%
90-day average prior to the Last Trading Date/TTM Last Trading Date(1)	2,767,653	725,695	0.14%	0.51%	264,132	2,818,911	0.61%	0.61%
180-day average prior to the Last Trading Date/TTM Last Trading Date (1)	3,714,947	730,473	0.19%	0.68%	297,844	2,568,390	0.69%	0.69%
Source: Bloomberg
Notes:

(1)	The last trading date for the Meadville Shares is the Last Trading Date at 30 October 2009, while the last trading date for the TTM Shares is the TTM Last Trading Date at 13 November 2009.

(2)	Free float is defined as those shares held in public hands.

(3)	Average daily trading values for Meadville are translated into US dollar using the exchange rate of US$1=HK$7.7502.
     We note that the trading volume of TTM Shares during the periods prior to the TTM Last Trading Date was broadly consistent, with an average daily trading volume range of between 0.60% and 0.69% of the total issued share capital of TTM, and an average daily trading volume range of between 0.60% and 0.69% of total free float. The average daily trading values of TTM shares during the periods prior to the TTM Last Trading Date also suggest a narrow range from approximately US$2,568,390 (equivalent to approximately HK$19,905,536) to US$2,936,494 (equivalent to approximately HK$22,758,416).

LETTER FROM THE IFA
     We have also compared the trading statistics of Meadville Shares to those of the TTM Shares for the periods prior to the Last Trading Date or TTM Last Trading Date, and note that:
(1)	the average daily trading volumes of TTM Shares in terms of percentage of the total issued share capital are significantly higher than those of the Meadville Shares for the periods from 10 trading days to 180 trading days prior to the Last Trading Date, which ranges from 0.14% to 0.29% of the total issued share capital of Meadville;

(2)	TTM has a significantly higher free float percentage of approximately 100.0% as at TTM Last Trading Date than the free float percentage of approximately 27.8% for Meadville as at the Last Trading Date;

(3)	the 10 trading days and 30 trading days average daily trading volumes of TTM Shares in terms of percentage of free float are both lower than the corresponding average daily trading volumes of the Meadville Shares. However, the 90 trading days and 180 trading days average daily trading volumes of TTM Shares in terms of percentage of free float are both higher than the corresponding average daily trading volumes of the Meadville Shares; and

(4)	the average daily trading values of TTM Shares are significantly higher than those of Meadville for the periods from 10 trading days to 180 trading days prior to the Last Trading Date.
     Based on our comparison analysis as set out above, we consider that TTM Shares generally represent better trading liquidity than the Meadville Shares.
     In addition, as TTM Shares are listed on NASDAQ Global Select Market, we have also reviewed the trading statistics of Multi-Fineline, which we consider to be a comparable size PCB manufacturing company also listed on NASDAQ as set out in Section 6 of this letter. Table (11) below sets out the trading statistics of both TTM Shares and the shares of Multi-Fineline for comparison purpose.
Table (11): Trading Statistics of Multi-Fineline Shares and the TTM Shares

	Multi-Fineline	TTM

Total issued share capital (shares) as at TTM Last Trading Date	25,381,000	43,175,369
Total free float (shares) as at TTM Last Trading Date(1)	10,563,948	43,175,369
	(41.6%)	(100.0%)

LETTER FROM THE IFA

		Average				Average
	Average	daily	Average daily		Average	daily	Average daily
	daily	trading	trading volume as		daily	trading	trading volume as
	trading	value	% of total	% of free	trading	value	% of total	% of free
Period	volume	(US$)(3)	shares	float	volume	(US$)(3)	shares	float

10-day average prior to TTM Last Trading Date	159,200	4,286,759	0.63%	1.51%	269,444	2,926,334	0.62%	0.62%
30-day average prior to TTM Last Trading Date	124,021	3,387,284	0.49%	1.17%	259,839	2,936,494	0.60%	0.60%
90-day average prior to TTM Last Trading Date	118,647	3,137,457	0.47%	1.12%	264,132	2,818,911	0.61%	0.61%
180-day average prior to TTM Last Trading Date	124,198	2,774,653	0.49%	1.18%	297,844	2,568,390	0.69%	0.69%
Source: Bloomberg
Note:
(1)	Free float is defined as those shares held in public hands.

Based on the trading statistics comparison as set out in Table (11) above, we note that:
(1)	the average daily trading volumes of TTM Shares in terms of percentage of the total issued share capital are generally higher than those of Multi-Fineline shares for the periods prior to the TTM Last Trading Date, except for the period of 10 trading days prior to TTM Last Trading Date during which the average daily trading volumes of TTM Shares is slight lower than that of Multi-Finieline in terms of percentage of total issued share capital;

(2)	TTM has a significantly higher free float percentage of 100.0% than the free float percentage of approximately 41.6% for Multi-Fineline as at TTM Last Trading Date;

(3)	the average daily trading volumes of TTM Shares in terms of percentage of free float are significantly lower than those of Multi-Fineline shares for the periods prior to the TTM Last Trading Date, mainly due to higher free float percentage of TTM Shares; and

(4)	the average daily trading values of TTM Shares are generally lower than those of Multi-Fineline shares for the periods prior to the Last Trading Date, partly due to lower market capitalisation of TTM.
     As other listed US PCB companies as mentioned in above Section 6 of this letter, including DDi Corporation (market capitalisation of approximately US$83.5 million as at the TTM Latest Practicable Date), IEC Electronics Corporation (market capitalisation of approximately US$42.3 million as at the TTM Latest Practicable Date), and Merix Corporation (market capitalisation of approximately US$54.1 million as at the TTM Latest Practicable Date) are much smaller than TTM in terms of market capitalisation, we do not compare their trading statistics to those of TTM.

LETTER FROM THE IFA
     Based on our comparison analysis as set out above, we consider that TTM Shares generally represent reasonable trading liquidity as compared to that of the US PCB comparable company.
9.4	Options to Receive TTM Shares in Electronic Form through the Facilities of TTM Transfer Agent or in Shareholders Nominated Securities Accounts
     The Independent Shareholders have the option to receive TTM Shares in their nominated U.S. securities account should they choose option (b) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular). The Independent Shareholders may also elect to receive TTM Shares in electronic form through the facilities of the TTM Transfer Agent should they choose option (a) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular). For those Independent Shareholders who choose option (a), the TTM Shares will be held at the TTM Transfer Agent, an independent third party, for and on behalf of those Independent Shareholders for three years after completion of the Transactions. During that period, those Independent Shareholders may instruct the TTM Transfer Agent to sell the TTM Shares or to transfer such shares to their securities account with a nominated U.S. broker. Further details are set out in the letter from the Meadville Board and Appendix I of the Circular.
     The Independent Shareholder should be aware that should they choose to receive TTM Shares as part of the Proposed Distribution, their investment will be exposed to relevant regulations and potential risks in the US equity market which may be different from those in the Hong Kong equity market that the Independent Shareholders have invested prior to the completion of PCB Sale. Further information is set out in Appendix III of the Circular.
     As stated in Appendix I to the Circular, the Independent Shareholders who elect to receive and hold TTM Shares as part of the Proposed Distribution may be subject to U.S. federal backup withholding tax of up to 30% on distributions paid in cash by TTM and/or proceeds received upon a subsequent sale or disposition of the TTM Shares if Non-U.S. Shareholders and U.S. Shareholders fail to return a completed and signed U.S. Internal Revenue Service Form W-8BEN or U.S. Internal Revenue Service Form W-9, as applicable.
     According to Appendix I to the Circular, distributions paid in cash by TTM to a Non-U.S. Shareholder will generally be subject to U.S. federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty, if such Non-U.S. Shareholder provides an Internal Revenue Service Form W-8BEN certifying that it is: (a) not a U.S. person for U.S. federal income tax purposes; and (b) entitled to such treaty benefits. As there is presently no income tax treaty in force between Hong Kong and the United States, Shareholders who are Non-U.S. Shareholders resident in Hong Kong and who elect option (a) on the Form of Election will be subject to U.S. federal withholding tax at a tax rate of 30% on distributions paid in cash by TTM. Upon the sale, exchange or other disposition of TTM Shares (other than in the case of a redemption, which may be subject to withholding tax as a distribution as described in the preceding sentence), such Shareholders should not generally be subject to U.S. federal withholding tax, but the exact amount of U.S. federal withholding tax to be imposed, if any, will depend on the particular circumstances of such Shareholder.

LETTER FROM THE IFA
     For the Independent Shareholders who elect to choose the option (a) referred to in the Section 9.3 above (that is, to receive the TTM Shares in electronic form through the facilities of the TTM Transfer Agent), they will also be subject to an administrative fee of US$15.00 per transaction and a commission of US$0.10 per TTM Share that is sold when he/she/it sells the TTM Shares that are to be distributed to them.
     As stated in Appendix III of the Circular, TTM has not declared or paid cash dividend since 2000. TTM currently plans to retain any earnings to finance the growth of its business rather than to pay cash dividend on its common stock.
     Independent Shareholders should also be aware of certain risks related to the PCB Sale, the Combined PCB Business, the Combined PCB Business’s international operations, and investment in TTM Shares as set out in the letter from the Meadville Board and Appendix III of the Circular. Furthermore, if Independent Shareholders intend to hold onto the TTM Shares for sale at a later stage by themselves, they should consider the volatility of TTM Share price, particularly during the Sale Period when the TTM Shares are sold through the Dealing Facility as described in Section 9.5 of this letter.
     Independent Shareholders are advised to seek their own professional tax advice before electing the option on the Form of Election in which they would like to receive the component of the Proposed Distribution comprising the TTM Shares.
9.5 Option to Receive Net Cash Proceeds from Disposal of TTM Shares
     As set out in the Table (9) above, among the 36,334,000 new TTM Shares to be issued to the Shareholders, approximately 10,109,122 new TTM shares are to be issued to the Independent Shareholders, representing approximately 27.8% of the 36,334,000 new TTM Shares to be issued as part of the consideration of the PCB Sale and approximately 12.7% of the total enlarged TTM Shares outstanding of 79,520,855 shares following the completion of the PCB Sale.
     The Independent Shareholders should be aware that Meadville provides the option to receive, in lieu of the TTM Shares to which such Shareholder would otherwise have been entitled, the net cash proceeds of the sale of the TTM Shares sold through the Dealing Facility. The Dealing Facility will be provided by Meadville to Shareholders who have elected option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular), or who are deemed to have elected option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular). As stated in the letter from the Meadville Board in the Circular, the TTM Shares to be sold through the Dealing Facility will be aggregated and sold in one or more transactions in private or public transactions, on NASDAQ, in over-the-counter market, in negotiated transactions or otherwise from time to time during the Sale Period by (a) placing agent(s) or (an) underwriter(s) (who will be (a) third party(ies) to be appointed by TTM with the consent of Meadville. Any decision regarding the manner, time and price at which such TTM Shares are sold through the Dealing Facility and the appointment of the placing agent(s) or underwriter(s) (if applicable) will be made by the Meadville Board, which will have regard to the prevailing market conditions, the customary market terms for such securities transaction and the interests of those Shareholders who have elected or deemed to have elected option

LETTER FROM THE IFA
(c) above. Each relevant Shareholder will receive the same net cash proceeds of sale per whole TTM Share when the net cash proceeds from the sale are remitted to the relevant Shareholders and we consider that it is fair and reasonable. The Independent Shareholders should also be aware that should they choose option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular), the actual net cash proceeds they will receive will be: (i) subject to the actual selling price of the TTM Shares (the “Selling Price”), which may be different from the US$8.95 (equivalent to approximately HK$69.36) per TTM Share as at the TTM Latest Practicable Date; and (ii) net of certain transaction expenses in connection with the sale of such TTM Shares.
     Pursuant to the letter from the Meadville Board as set out in the Circular, the TTM Shares to be distributed to Mr. Tang and Top Mix by Meadville through the Proposed Distribution will be transferred to Su Sih on the Distribution Date as directed by Mr. Tang and Top Mix. Su Sih, as one of the Relevant Tang Shareholders, has undertaken that it will not, for a period of 18 months after the completion of the PCB Sale, transfer or dispose of any TTM Shares (other than (i) to other Relevant Tang Shareholders or their respective affiliates or TTM or its subsidiaries; or (ii) pursuant to a Recommended Proposal or transaction approved by the TTM Board).
     Should all the Independent Shareholders choose option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular) to receive net cash proceeds from the sale of TTM Shares to be distributed to them, a total of approximately 10,109,122 TTM Shares, or approximately 12.7% of total enlarged TTM Shares outstanding following the completion of PCB Sale, would be available for sale. We are not in the position to forecast any TTM Share price movement in relation to such sale of up to approximately 12.7% of total enlarged TTM Shares outstanding following the completion of PCB Sale. However, the Independent Shareholders should be aware of such potential market price movement of TTM Shares, and its impact on the Proposed Distribution per Meadville Share as a whole. Furthermore, as stated in the letter from the Meadville Board in the Circular, it is currently anticipated that the relevant TTM Shares are likely to be sold at a discount (the “Placing Discount”) to the market price of the TTM Shares at the time of sale. We understand that the amount of such Placing Discount will depend on a number of factors, including (i) the number of TTM Shares to be sold through the Dealing Facility; (ii) the prevailing market conditions at the time of the sale; and (iii) investors’ demand for TTM Shares at the time of the sale. As such, we understand that the Meadville Directors consider it not meaningful to estimate the amount of such Placing Discount at this time.
     In addition, should the Independent Shareholders choose option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular) to receive net cash proceeds from the sale of TTM Shares to be distributed to them, certain transaction expenses in connection with the sale of the TTM Shares will be borne by the Independent Shareholders, and therefore the net cash proceeds to be received by some Independent

LETTER FROM THE IFA
Shareholders may be lower than the value of such TTM Shares to be entitled to such Independent Shareholders. To our understanding, the transaction expenses in connection with the sale of TTM Shares to be borne by the Independent Shareholders are set out in the following table:
Table (12): Transaction Expenses In Connection With the Sale of TTM Shares

Transaction Expenses	Amount/Rate

Placing agent(s)’ or underwriter(s)’ commission	Normally based on a percentage of the Selling Price to be negotiated.
Note:	As stated in the letter from the Meadville Board, TTM entered into the Sell-down Registration Rights Agreement with Meadville and MTG Investment on 23 December 2009. Under the Sell-down Registration Rights Agreement, TTM has agreed to use reasonable efforts to effect a registration of the TTM Shares to be distributed to Shareholders under the Securities Act. As stated in the Sell-down Registration Rights Agreement, TTM will bear all registration expenses in connection with or incident to the registration of TTM Shares to be sold through the Dealing Facility. The Management confirms that Meadville will be responsible for the legal costs for the sell-down general arrangement, e.g. lawyers’ fees in executing the Placing Agreement with the placing agent(s) or underwriter(s), if any.
     As disclosed in the letter from the Meadville Board in the Circular, the underwriting commission or placing fees are estimated to be approximately 6% to 7% of the sale price of the TTM Shares sold through the Dealing Facility. As at the Latest Practicable Date, there are no transfer taxes to be paid on the sale of the TTM Shares sold through the Dealing Facility. It is currently anticipated that there would be no other transaction expenses that will be borne by Independent Shareholders for the sale of TTM Shares through the Dealing Facility.
     The above transaction expenses have not been ascertained by Meadville and will likely be determined shortly before or during the Sale Period. There can be no assurance that the transaction expenses incurred by Meadville, and ultimately borne by the Shareholders electing to use option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular), will be less than the expenses a Shareholder would incur if it were to sell the TTM Shares on its own.
     As the TTM Shares are traded in US dollars, the placing agent(s) or underwriter(s) will convert the net proceeds of such sale into Hong Kong dollars at the prevailing exchange rate as soon as practicable after the sale of the TTM Shares. The net cash proceeds to be received by the Independent Shareholders from the sale of TTM Shares will be subject to exchange risk as described above.
     The following table illustrates the impact on the Proposed Distribution per Meadville Share from: (i) TTM Share price movements; (ii) the Placing Discount; and (iii) transaction expenses in connection with the sale of TTM Shares, should the Independent Shareholders choose option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular). The TTM Share price movements, as listed out in the table, are for illustration purpose only and do not represent our forecasts or implication of TTM Share price

LETTER FROM THE IFA
movements in any way. The actual Placing Discount may be substantially higher or lower than the Placing Discount used for illustration in Table (13). The transaction expenses are based on assumptions provided by Meadville and its financial advisor and do not represent the final determination of such transaction expenses and as such may vary materially.
Table (13): The Potential Impact on the Proposed Distribution Per Meadville Share

TTM Share price movement (Increase +/Decrease -)(1)		0%	+10	%(2)	-10	%(2)
Implied TTM Share price (US$)		8.95	9.85		8.06
Placing Discount(3)		10%	10%		10%
Selling price of TTM Shares (US$)(3)		8.06	8.86		7.25
Transaction expenses(4)		6.5%	6.5%		6.5%
Implied net cash to be received from sale of each TTM Share, after all transaction expenses (US$)(4)		7.53	8.28		6.78
Implied Proposed Distribution value per Meadville Share from the sale of TTM Shares (based on 0.0185 TTM Shares per Meadville Share) (HK$)(5)		1.08	1.19		0.97
Cash component of the Proposed Distribution per Meadville Share (HK$)		1.867	1.867		1.867
Implied Proposed Distribution per Meadville Share (HK$)(5)		2.95	3.05		2.84
Premium to average	Last Trading Date(5)	37.06%	42.09%		32.04%
closing prices of	10 trading day(5)	14.66%	18.87%		10.46%
Meadville Shares prior	30 trading day(5)	28.68%	33.40%		23.97%
to the Last Trading	60 trading day(5)	44.45%	49.75%		39.16%
Date and to net assets	90 trading day(5)	55.92%	61.63%		50.20%
per Meadville Share	180 trading day (5)	103.23%	110.68%		95.78%
attributable to the	Net assets per Meadville	99.11%	106.41%		91.81%
equity holders	Share attributable to the
	equity holders(5)
Source: Bloomberg
Notes:
(1)	The TTM Share price movements are shown as percentage of increase (+) or decrease (-) to the US$8.95 per TTM Share as at TTM Latest Practicable Date

(2)	The 10% increase or decrease is only for the purpose to illustrate change in implied consideration of TTM Shares component. For each 10% movement on the TTM Share price based on the closing price of US$8.95 per TTM Share as at TTM Latest Practicable Date, the net cash proceeds from the sale of each TTM Share, and therefore the implied Proposed Distribution per Meadville Share for the Independent Shareholders who choose option (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular), would be affected by approximately HK$0.108.

(3)	The Placing Discount shown is for illustrative purpose only. The actual Placing Discount may be substantially higher or lower than the Placing Discount used for illustration in Table (13).

LETTER FROM THE IFA
(4)	Based on the assumption of transaction expenses of 6.5% of the Selling Price, which is the mid-point of the estimates of 6% to 7% as set out in the letter from the Meadville Board.

(5)	Based on the exchange rate of US$1=HK$7.7502.

(6)	Based on the closing price of Meadville Shares as at the Last Trading Date, the 10 trading days to 180 trading days average closing price prior to the Last Trading Date, and the net assets per Meadville Share attributable to the equity holders as at 30 September 2009.
     Based on our analysis as set out above, we are of the view that the Proposed Distribution offers a “reasonable cash and other reasonable alternative” to Independent Shareholders for the Withdrawal Proposal.
     The Form of Election is enclosed with the Circular for the Shareholders to elect the options referred to above in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular. Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar on or before the Election Deadline (i.e. 4:00 pm on 12 April 2010) will be deemed to have elected option (c) on the Form of Election. Further details are set out in Appendix I of the Circular.
     As stated in the Section headed “Expected Timetable” of the Circular, Meadville Shares will be suspended on 9 March 2010 before the EGM and will resume trading on 10 March 2010 after EGM. Subject to the requisite approvals being obtained, Meadville will apply to the Stock Exchange to withdraw the listing of Meadville Shares on the Stock Exchange. The latest time for dealings in Meadville Shares on the Stock Exchange prior to the withdrawal of listing of Meadville Shares on the Stock Exchange is currently expected to be 4:00 pm on 26 March 2010. (Independent Shareholders should note that the above timetable may be subject to change. Further announcement(s) will be made in the event of such change). Any Independent Shareholder who intends to realise their investment in Meadville but do not wish to have uncertainties about the TTM Share price movement or the net cash proceeds to be received under option (c) may consider selling the Meadville Shares prior to the latest time for dealings in Meadville Shares on the Stock Exchange.
     The above analysis sets out some of the important features of option (a), (b) and (c) (as described in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board as set out in the Circular). Independent Shareholders may refer to Appendix I of the Circular for further details. We have not considered individual circumstance of each Independent Shareholder and each Independent Shareholder should consider his own investment objectives in making his own election of the options or selling the Meadville Shares in the market.

LETTER FROM THE IFA
CONCLUSIONS AND RECOMMENDATION
     Having analysed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:
(1)	The PCB Sale, Laminate Sale, Proposed Distribution, and Withdrawal Proposal are considered inter-conditional and treated as a privatisation proposal to Meadville;

(2)	The consideration of the PCB Sale comprises of cash and TTM Shares. The consideration of the Laminate Sale comprises of cash and Promissory Notes;

(3)	The Aggregate Consideration per Meadville Share represents a significant premium over the historical trading prices of the Meadville Shares, and generally a higher premium than the average premium paid in recent successful privatisation transactions on the Stock Exchange;

(4)	The valuation multiples of PCB Sale and the Laminate Sale based on the consideration of the Transactions are generally higher than those suggested by the Comparable Companies;

(5)	The interest rate applied to the Promissory Notes is higher than the market deposit rates. The liquidity of TTM Shares is better with higher daily trading volume as percentage of total issue share capital, as compared to the Meadville Shares;

(6)	The aggregate consideration from the PCB Sale and the Laminate Sale (together with the interest accruing on the Promissory Notes from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date) will be distributed to the Shareholders as Proposed Distribution comprising of cash component and TTM Shares. The Shareholders are also given the option to receive net cash proceeds from the sale of such TTM Shares to be entitled to the Shareholders instead of the TTM Shares; and

(7)	Given the above (3), (4), (5) and (6), the Proposed Distribution represents a reasonable cash alternative and other reasonable alternatives for the voluntary withdrawal of listing of the shares under the Listing Rules, and provide an opportunity for Independent Shareholders to realise their investment in Meadville at a premium to the prevailing market price of the Meadville Shares.

LETTER FROM THE IFA
Based on the above, we are of the opinion:
(a)	the Proposal is in the interest of Meadville and the Shareholders as a whole (including the Independent Shareholders);
(b)	(i)	the terms of the Transactions (as a whole) are fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolutions to approve the Transactions;
	(ii)	the terms of the Laminate Sale (as a connected transaction) are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolution to approve the Laminate Sale; and

	(iii)	the terms of the Withdrawal Proposal are fair and reasonable so far as the Independent Shareholders are concerned and recommend the Independent Shareholders to vote for the resolution to approve the Withdrawal Proposal.

Yours faithfully, For and on behalf of ING BANK N.V.
Wang Chang Hong Managing Director	Andrew Lau Director

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
1. ACTIONS TO BE TAKEN
     The form of proxy for use at the EGM and the Form of Election for the Shareholders to elect the options referred to below, together with the Tax Forms for Shareholders who elect option (a) on the Form of Election referred to below, are enclosed with this Circular for the Shareholders.
(A) All Shareholders
Form of Election
     If you are a Shareholder, you are strongly urged to complete and sign the accompanying Form  of Election to elect the option in which you would like to receive the component of the Proposed Distribution comprising TTM Shares from three options, together with the applicable Tax Form if you elect option (a) or option (b) on the Form of Election referred to below, in accordance with the instructions printed on the Form of Election and/or the applicable Tax Form and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event on or before the Election Deadline, which is currently scheduled to be, 4:00 pm on Monday, 12 April 2010 in order to be valid.
     Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election referred to below and will also be deemed to be bound by the applicable terms and conditions set out in the Form of Election. Accordingly, such Shareholder will receive the net cash proceeds of sale of the TTM Shares to which such Shareholder would otherwise have been entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
     The Form of Election does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville or TTM or a solicitation of any vote or approval.
     None of Meadville, Top Mix, TTM, TTM HK, the TTM Transfer Agent, Merrill Lynch, UBS, Somerley, the Registrar nor any of their respective affiliates, directors, officers, employees, advisers or agents makes any recommendation as to whether you should make any of the elections in the Form of Election.
Option (a) — TTM Shares in Electronic Form
     Shareholders who elect option (a) on the Form of Election and provide the required information as set out on the Form of Election, including U.S. social security number or individual taxpayer identification number (if applicable), will have their TTM Shares entered as a book entry in the share register of TTM. An account for each of the Shareholders who elect option (a) on the Form of Election will be opened with the TTM Transfer Agent in which their TTM Shares will be held for and on behalf of such Shareholders. Pursuant to the PCB Agreement, TTM has agreed to maintain a directed share sale program with the TTM Transfer Agent to allow Shareholders who elect option (a) to sell and/or transfer their TTM Shares through the TTM Transfer Agent for a period of three years after completion of the Transactions. If Shareholders who elect option (a) on the Form of Election do not sell all of their

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
TTM Shares prior to the expiration of three years after the completion of the Transactions, such Shareholders may no longer be able to sell their TTM Shares through the TTM Transfer Agent following the expiration of three years after the completion of the Transactions. Shareholders who elect option (a) on the Form of Election may instruct their U.S. broker to send a request to the TTM Transfer Agent through the Depository Trust & Clearing Corporation in the manner set out below to transfer their TTM Shares to their U.S. securities accounts in order to sell their TTM Shares following the expiration of three years after the completion of the Transactions
     Shareholders who elect option (a) on the Form of Election should also complete, sign and return to the Registrar, together with the Form of Election, the enclosed U.S. Internal Revenue Service Form W-8BEN (in the case of Non-U.S. Shareholders) or U.S. Internal Revenue Service Form W-9 (in the case of U.S. Shareholders). Instructions for completing the U.S. Internal Revenue Service Form W-8BEN and U.S. Internal Revenue Service Form W-9 are available free of charge from the website of the U.S. Internal Revenue Service (www.irs.gov) at http://www.irs.gov/pub/irs-pdf/iw8ben.pdf and http://www.irs.gov/pub/irs-pdf/iw9.pdf, respectively. Non-U.S. Shareholders and U.S. Shareholders who fail to return to the Registrar a duly completed and signed U.S. Internal Revenue Service Form W-8BEN or U.S. Internal Revenue Service Form W-9, as applicable, may be subject to U.S. federal backup withholding tax at a maximum tax rate of 30% on distributions paid in cash by TTM and/or proceeds received upon a subsequent sale disposition of the TTM Shares.
     Shareholders who elect option (a) on the Form of Election should note that the Chinese versions of the Tax Forms are for reference only and such Shareholders should complete and sign on the English version of the applicable Tax Form only. None of Meadville or any of its affiliates, directors, officers, employees, advisers or agents is responsible for the accuracy of the Chinese translation of the Tax Forms and Shareholders are advised to seek their own professional tax advice.
     Distributions paid in cash by TTM to a Non-U.S. Shareholder will generally be subject to U.S. federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty, if such Non-U.S. Shareholder provides an Internal Revenue Service Form W-8BEN certifying that it is: (a) not a U.S. person for U.S. federal income tax purposes; and (b) entitled to such treaty benefits. As there is currently no income tax treaty in force between Hong Kong and the United States, Shareholders who are Non-U.S. Shareholders resident in Hong Kong and who elect option (a) on the Form of Election will be subject to U.S. federal withholding tax at a tax rate of 30% on distributions paid in cash by TTM. Upon the sale, exchange or other disposition of TTM Shares (other than in the case of a repurchase of TTM Shares by TTM, which may be subject to withholding tax as a distribution as described above), such Shareholders should not generally be subject to U.S. federal withholding tax but the exact amount of U.S. federal withholding tax to be imposed, if any, will depend on the particular circumstances of each Shareholder. Accordingly, Shareholders are advised to seek their own professional tax advice.
     To ensure compliance with the U.S. Treasury Department Circular 230, Shareholders are hereby notified that: (a) any discussion of U.S. federal tax issues in this Circular is not intended or written by any of Meadville, Top Mix, TTM or TTM HK to be relied upon, and cannot be relied upon, by Shareholders for the purpose of avoiding penalties that may be imposed on Shareholders under the

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
U.S. Internal Revenue Code; (b) such discussion is included in this Circular in connection with its promotion or marketing (within the meaning of U.S. Treasury Department Circular 230) of the transactions or matters addressed in this Circular; and (c) Shareholders should seek advice based on their particular circumstances from an independent tax adviser.
     Shareholders are advised to seek their own professional tax advice before electing the form in which they would like to receive the component of the Proposed Distribution comprising the TTM Shares and none of Meadville, Top Mix, TTM, TTM HK, Merrill Lynch, UBS, Somerley, the TTM Transfer Agent, the IFA, the Registrar or any of their respective affiliates, directors, officers, employees, advisers or agents has provided or is providing any tax advice in connection with the Proposed Distribution or the Proposal as a whole.
     Shareholders who elect option (a) on the Form of Election will receive an account statement issued by the TTM Transfer Agent containing details of their TTM Shares and account number(s) as soon as possible (currently expected to be within 10 days) following the book entry in the share register of TTM. Such account statement will also provide the contact details of the TTM Transfer Agent, instructions on how to access an account through the TTM Transfer Agent’s website (www.amstock.com) and details on how to set up an accountholder’s personal identification number which will be required to access such account through the TTM Transfer Agent’s website.
     Shareholders who elect option (a) on the Form of Election may, at any time following receipt of the account statement issued by the TTM Transfer Agent referred to above: (a) transfer all or part of their TTM Shares to their securities account with a nominated U.S. broker by instructing such U.S. broker to send a request to the TTM Transfer Agent through the Depository Trust & Clearing Corporation to make such transfer and providing the required information, including the relevant Shareholder’s account number with the TTM Transfer Agent and the number of TTM Shares to be transferred; and/or (b) sell all or part of the TTM Shares by giving instructions to the TTM Transfer Agent via any one of the following methods:
(i)	access the TTM Transfer Agent’s website at www.amstock.com and select “Shareholder Account Access”, enter the ten digit account number which appears on the account statement sent by the TTM Transfer Agent to such Shareholders and such Shareholders’ personal identification number, select “Sell D/R Shares” and follow the instructions as set out on the website; or

(ii)	complete and sign the tear-off portion of the account statement sent by the TTM Transfer Agent to such Shareholders and mail the instructions to the TTM Transfer Agent.
     Instructions given to the TTM Transfer Agent to sell the TTM shares are “execution-only” and irrevocable once given. Moreover, Shareholders who elect option (a) on the Form of Election will not be allowed to set a sale price which must be reached or exceeded before the TTM Transfer Agent can sell the relevant TTM Shares. Execution of the sale of the TTM Shares will be subject solely to the control of the TTM Transfer Agent.
     The TTM Transfer Agent will combine all requests to sell the TTM Shares received on a daily basis and sell the total number of such TTM Shares on the open market through a designated U.S.

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
broker. Depending on the time such request to sell is made, the TTM Shares will be sold on the same day as such request, failing which, such TTM Shares will be sold on the following trading day. The sale price for such TTM Shares will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale. The market price of the TTM Shares may also fluctuate during the period between a request for sale, the receipt of the sale instructions by the TTM Transfer Agent and the ultimate sale of the TTM Shares on the open market. Therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares and no assurance can be given as to the liquidity of the market, or the sale price the Shareholders would receive, for their TTM Shares sold through the TTM Transfer Agent.
     The cash proceeds from the sale, less an administrative fee (currently US$15.00 (equivalent to approximately HK$116.25)) per transaction and commission (currently US$0.10 (equivalent to approximately HK$0.78)) per TTM Share will be remitted by the TTM Transfer Agent to the relevant Shareholder by cheque in U.S. Dollars as soon as practicable, and typically within 14 days, after the sale of such TTM Shares by post at such Shareholder’s own risk. Save for the administrative fee and commission, no other fees are payable to the TTM Transfer Agent by the Shareholders who sell their TTM Shares through the TTM Transfer Agent.
     The TTM Transfer Agent will not assess the suitability or profitability of the sale conducted for any Shareholder and the decision whether and when to sell the TTM Shares is the sole responsibility and decision of the relevant Shareholder. Further, Meadville, TTM, the TTM Transfer Agent and all of their respective agent(s) will not be liable for any losses, costs, damages, expense or delays incurred as a result of any act of God, mechanical or electrical breakdown, computer failure, in each case the effect of which makes it, in the opinion of the TTM Transfer Agent, impractical to process the relevant Shareholder’s instructions to sell the TTM Shares, trading in the TTM Shares being suspended or materially limited by NASDAQ or trading generally on NASDAQ being suspended or materially limited, or any loss in respect of timing of the sale conducted for the relevant Shareholder.
     The TTM Transfer Agent may at any time modify the terms of its services, including applicable fees, which will be announced on its website (www.amstock.com).
     For information relating to the TTM Transfer Agent and their services, Shareholders may contact the TTM Transfer Agent at +1-866-703-9065 or visit its website (www.amstock.com).
     If the information provided by any Shareholder who elects option (a) on the Form of Election is incomplete or inaccurate, then such Shareholder will be deemed to have elected option (c), that is, all of such Shareholder’s TTM Shares will be sold through the Dealing Facility and such Shareholders will receive the net cash proceeds of such sale. Further details in relation to option (c) are set out in the sub-section headed “Option (c) — Dealing Facility” of this Appendix.
Option (b) — Nominated U.S. Securities Account
     Shareholders who elect option (b) on the Form of Election and provide the required information as set out on the Form of Election, including the name of the U.S. broker at which the nominated U.S. securities account is held and such U.S. broker’s Depository Trust & Clearing Corporation number,

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
will receive a letter from Meadville containing a transaction number, together with instructions as to how such Shareholders can have their TTM Shares transferred to their nominated U.S. securities account, as soon as practicable (currently expected to be within 10 days), following the Election Deadline by post at such Shareholders’ own risk.
     Upon receiving the letter from Meadville referred to above, Shareholders who elect option (b) on the Form of Election should follow the instructions set out in the letter and provide their U.S. broker with the relevant transaction number as provided in the letter. In order to have the TTM Shares transferred to the nominated U.S. securities account of Shareholders who elect option (b), such Shareholders must instruct their U.S. broker to request their TTM Shares through the Deposit/Withdrawal At Custodian system (DWAC) at the Depository Trust & Clearing Corporation, citing the transaction number set out in the letter from Meadville, within one month of the Distribution Date.
     Shareholders who elect option (b) should note that it is their own responsibility to instruct their U.S. broker in accordance with the instructions set out in the letter from Meadville referred to above in order to have their TTM Shares transferred to their nominated U.S. securities account. None of Meadville, Top Mix, TTM, TTM HK, Merrill Lynch, UBS, Somerley, the TTM Transfer Agent, the Registrar or any of their respective affiliates, directors, officers, employees, advisers or agents will be responsible or liable for the failure to give such instructions or the failure of the U.S. broker to carry out such instructions.
     Any mistake or omission in the details of the U.S. broker provided by the relevant Shareholder on the Form of Election resulting in the failure of the TTM Shares to be effectively transferred to the nominated U.S. securities account of such Shareholder will be at such Shareholder’s own risk.
     Any Shareholders who elect option (b) but have not arranged to have their TTM Shares transferred to their U.S. nominated securities account within one month of the Distribution Date will have their TTM Shares entered as a book entry in the share register of TTM in accordance with option (a) above and such Shareholders will have an account opened with the TTM Transfer Agent in which their TTM Shares will be held for and on behalf of such Shareholders. Further details in relation to option (a) are set out in the sub-section headed “Option (a) — TTM Shares in Electronic Form” of this Appendix.
     Shareholders who elect option (b) on the Form of Election should also complete, sign and return to the Registrar, together with the Form of Election, the enclosed U.S. Internal Revenue Service Form W-8BEN (in the case of Non-U.S. Shareholders) or U.S. Internal Revenue Service Form W-9 (in the case of U.S. Shareholders). Instructions for completing the U.S. Internal Revenue Service Form W-8BEN and U.S. Internal Revenue Service Form W-9 are available free of charge from the website of the U.S. Internal Revenue Service (www.irs.gov) at http://www.irs.gov/pub/irs-pdf/iw8ben.pdf and http://www.irs.gov/pub/irs-pdf/iw9.pdf, respectively. Further details in relation to the Tax Forms are set out in the sub-section headed “Option (a) — TTM Shares in Electronic Form” of this Appendix.
     If the information provided by any Shareholder who elects option (b) on the Form of Election is incomplete or inaccurate, then such Shareholder will be deemed to have elected option

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
(c), that is, all of the TTM Shares to which such Shareholder is entitled will be sold through the Dealing Facility and such Shareholder will receive the net cash proceeds of such sale. Further details in relation to option (c) are set out in the sub-section headed “Option (c) — Dealing Facility” of this Appendix.
Option (c) — Dealing Facility
     Shareholders who elect option (c) on the Form of Election, or who are deemed to have elected option (c) on the Form of Election, will have all of their TTM Shares sold through the Dealing Facility and will receive the net cash proceeds of such sale. Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar will be deemed to have elected option (c) on the Form of Election.
     The TTM Shares to be sold through the Dealing Facility will be aggregated and placed in one or more transactions, in private or public transactions, on NASDAQ, in over-the-counter market, in negotiated transactions or otherwise from time to time during the Sale Period by (a) placing agent(s) or (an) underwriter(s), who will be (a) third party(ies) to be appointed by TTM with the consent of Meadville following the Record Date, and which may include Merrill Lynch and/or UBS or their respective affiliates. The Meadville Board is unable to arrange (a) placing agent(s) or (an) underwriter(s) to fix the sale price for the TTM Shares to be sold through the Dealing Facility at the time the Circular is despatched as such sale price will depend on several factors, including, the number of TTM Shares to be sold through the Dealing Facility, the prevailing market conditions and investor demand for TTM Shares at the relevant time of the sale. The sale price for the TTM Shares sold through the Dealing Facility will not be subject to any minimum or maximum price but will depend on the market price of the TTM Shares at the time of the sale and, therefore, the TTM Shares may be sold at prices that are substantially lower or higher than the current trading price of the TTM Shares. It is currently anticipated that the relevant TTM Shares are likely to be sold at a discount to the market price of the TTM Shares at the time of sale. The amount of such discount will depend on a number of factors, including the number of TTM Shares to be sold through the Dealing Facility, the prevailing market conditions and investor demand for TTM Shares at the time and could be material. As such, the Meadville Directors do not consider it meaningful to estimate the amount of such discount at this time. No assurance can therefore be given as to the sale price the Shareholders would receive for their TTM Shares through the Dealing Facility. Any decision regarding the manner, time and price at which such TTM Shares are sold through the Dealing Facility and the appointment of the placing agent(s) or underwriter(s) (if applicable) will be made by the Meadville Board, which will have regard to the prevailing market conditions, the customary market terms for such securities transactions and the interests of those Shareholders who have elected or who are deemed to have elected option (c) on the Form of Election. The cash proceeds from the sale, net of certain transaction expenses (including any underwriting commission or placing fee and transfer taxes (if any)), will be remitted to the Shareholders who have elected option (c) on the Form of Election or who are deemed to have elected option (c) on the Form of Election as soon as practicable either as and when some of the TTM Shares have been sold or after all the TTM Shares have been sold, in each case, based upon the average selling price per TTM Share and on a pro-rata basis. There can be no assurance that the transaction expenses incurred by Meadville, and ultimately borne by the Shareholders electing or who are deemed to have

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
elected option (c) on the Form of Election, will be less than the expenses a Shareholder would incur if it were to sell the TTM Shares on its own. Each relevant Shareholder will receive the same net cash proceeds of sale per whole TTM Share when the net cash proceeds from the sale are remitted to the relevant Shareholders.
     The underwriting commission or placing fee is estimated to be approximately 6% to 7% of the sale price of the TTM Shares sold through the Dealing Facility. As at the Latest Practicable Date, there are no transfer taxes to be paid on the sale of the TTM Shares sold through the Dealing Facility. It is currently anticipated that there would be no other transaction expenses that will be borne by Shareholders for the sale of TTM Shares through the Dealing Facility. Shareholders will be notified by way of announcement and/or on the website of Meadville (http://www.meadvillegroup.com) if there are any other transaction expenses in connection with the Dealing Facility to be borne by them.
     As the TTM Shares are traded in U.S. Dollars, the placing agent(s) or underwriter(s) will convert the net proceeds of such sale into HK Dollars at the prevailing exchange rate between U.S. Dollars and HK Dollars as soon as possible after the sale of the TTM Shares.
     The net cash proceeds of sale under the Dealing Facility will be remitted to each Shareholder who elects option (c) on the Form of Election or who are deemed to have elected option (c) on the Form of Election by cheque as soon as practicable after such sale, together with details of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount per Meadville Share to be distributed to each such Shareholder, by post at such Shareholder’s own risk.
     Upon completion of the placing of the relevant TTM Shares, the Shareholders will be notified of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount per Meadville Share to be distributed to the Shareholders who elected or who are deemed to have elected option (c) on the Form of Election by way of announcement on the website of Meadville (http://www.meadvillegroup.com). It is currently expected that such an announcement will be made on or before Tuesday, 13 July 2010.
     None of the placing agent(s) or underwriter(s) or Meadville will assess the suitability or profitability of the sale of such TTM Shares conducted for any Shareholder. The decision whether or not to sell the TTM Shares through the Dealing Facility is the sole responsibility and decision of such Shareholder. Meadville and the placing agent(s) or underwriter(s) and all of their respective agent(s) will not be liable for any special, indirect or consequential loss relating to the Dealing Facility, howsoever caused, or loss in respect of timing of dealings under the Dealing Facility.
     As the placing agent(s) or underwriter(s) will be appointed by TTM with the consent of Meadville, such placing agent(s) or underwriter(s) will be acting exclusively for TTM and no one else in connection with the Dealing Facility. Accordingly, such placing agent(s) or underwriter(s) will not be responsible to anyone other than TTM in connection with the Dealing Facility.
Form of proxy
     If you are a Shareholder, regardless of whether or not you are able to attend the EGM, you are also strongly urged to complete and sign the accompanying form of proxy in accordance with the

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
instructions printed on the form of proxy and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event not later than 10:00 am on Sunday, 7 March 2010 in order to be valid.
     The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM. In such event, the returned form of proxy will be deemed to have been revoked.
     The Shareholders should also note that, should they not appoint a proxy or not attend and vote at the EGM, they would still be bound by the outcome of the EGM.
     For the purposes of determining the entitlements of the Independent Shareholders to vote at and the Shareholders to attend and vote at the EGM, the register of members of Meadville will be closed from Thursday, 4 March 2010 to Tuesday, 9 March 2010 (both day inclusive) and, during such period, no transfer of Meadville Shares will be effected. In order to qualify to vote at the EGM, all transfers accompanied by the relevant share certificates must be lodged with the Registrar before such closure.
(B) The Beneficial Owners
     The form of proxy and the Form of Election enclosed with this Circular shall only be completed and signed by the Shareholders whose names are registered in the register of members of Meadville, that is, the Registered Owners. Any Beneficial Owner whose Meadville Shares are held on trust by, and registered in the name of a Registered Owner (other than HKSCC Nominees) should contact such Registered Owner (or the appropriate intermediary) to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Meadville Shares beneficially owned by the Beneficial Owner should be voted at the EGM and as to the option in which such Beneficial Owner would like to receive the component of the Proposed Distribution comprising TTM Shares and/or to have the name of such Beneficial Owner registered in the register of members of Meadville for his/her/its shareholdings in Meadville. Such instructions should be given before the latest time for the lodgment of the forms of proxy and the Form of Election and/or the latest time for lodgment of transfers of Meadville Shares with the Registrar, as the case may be, (or otherwise in accordance with the instructions of the Registered Owner, in order to provide the Registered Owner with sufficient time to accurately complete the forms of proxy and the Form of Election, and to submit them by the deadlines stated above). To the extent that any Registered Owner requires instructions from or arrangements to be made with any Beneficial Owner at a particular date and time in advance of the latest time for the lodgment of the forms of proxy and the Form of Election, any such Beneficial Owner should comply with the requirements of the Registered Owner.
     Any Beneficial Owner whose Meadville Shares are deposited in CCASS and registered under the name of HKSCC Nominees must (unless such Beneficial Owner is a CCASS Investor Participant) contact their brokers, custodians or nominees (or other relevant person who is or has in turn deposited such Meadville Shares with a CCASS Clearing Participant or CCASS Custodian Participant) if they wish to: (a) give voting instructions to such persons for such Meadville Shares in respect of the Proposal; or (b) give election instructions to such persons in respect of the form in which they would like to receive the component of the Proposed Distribution comprising TTM Shares. The instructions in (a) and the instructions in (b) should

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
be given in accordance with the instructions of the Registered Owner, in order to provide the Registered Owner with sufficient time to accurately complete the form of proxy and the Form of Election, and to submit them by the respective deadlines stated above. The procedure for voting and election in respect of the Proposal by CCASS Participants with respect to the Meadville Shares registered under the name of HKSCC will be in accordance with the “General Rules of CCASS”, the “CCASS Operational Procedures” and any other requirements of CCASS.
     Any Beneficial Owner who instructs the relevant Registered Owner to elect option (a) or option (b) on the Form of Election should return to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, a duly completed and signed U.S. Internal Revenue Service Form W-8BEN (in the case of Non-U.S. Shareholders) or U.S. Internal Revenue Service Form W-9 (in the case of U.S. Shareholders) on or before the Election Deadline. Instructions for completing the U.S. Internal Revenue Service Form W-8BEN and U.S. Internal Revenue Service Form W-9 are available free of charge from the website of the U.S. Internal Revenue Service (www.irs.gov) at http://www.irs.gov/pub/irs-pdf/iw8ben.pdf and http://www.irs.gov/pub/irs-pdf/iw9.pdf, respectively. Further details in relation to the Tax Forms are set out in the sub-section headed “Option (a) — TTM Shares in Electronic Form” of this Appendix.
     Any Beneficial Owner who does not instruct its Registered Owner to complete, sign and return the Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election, that is, such Beneficial Owner will receive the net cash proceeds of sale of the TTM Shares to which such Beneficial Owner would otherwise have been beneficially entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
     Any Beneficial Owner who wishes to attend and vote at the EGM personally should contact the Registered Owner (or the appropriate intermediary) directly to make the appropriate arrangements with the Registered Owner to enable the Beneficial Owner to attend and vote at the EGM and, for such purpose, the Registered Owner may appoint the Beneficial Owner as its proxy or such Beneficial Owner may have his/her/its name entered in the register of members of Meadville before 4:00 p.m. on Wednesday, 3 March 2010 or not less than 48 hours before the time appointed for any adjournment of the EGM.
(C) General
     If you are in any doubt as to the action to be taken, you are encouraged to consult your licensed securities dealer or other registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.
     If you have sold or transferred all or part of your Meadville Shares, you should at once hand this Circular, the form of proxy, the Form of Election and the Tax Forms to the purchaser or the transferee (or to the licensed securities dealer or other registered institution in securities or other agent, through whom the sale or transfer was effected, for transmission to the purchaser or the transferee). Copies of this Circular, the form of proxy, the Form of Election and the Tax Forms can also be obtained from

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong from 9:00 am to 4:30 pm on Monday to Friday of each week (excluding public holidays), the website of Meadville (http://www.meadvillegroup.com) and the website of the Stock Exchange (http://www.hkexnews.hk).
     The EGM will be held at the time and the place specified in the Notice of EGM on pages N-1 to N-5 of this Circular. A form of proxy for the EGM is enclosed with this Circular for the Shareholders.
2. INFORMATION FOR OVERSEAS SHAREHOLDERS
     This Circular has been prepared for the purpose of complying with the laws, regulations and/or rules of Hong Kong, and the information disclosed in this Circular may not be the same as that which would have been disclosed if this Circular had been prepared in accordance with the laws, regulations and/or rules of any other jurisdiction.
     This Circular and the accompanying Form of Election do not constitute an offer or invitation to sell, purchase, subscribe for or issue any securities or the solicitation of an offer to buy or subscribe for securities pursuant to this Circular or otherwise in any jurisdiction in which such offer, invitation or solicitation is unlawful.
     The distribution of this Circular, and the making of the Proposed Distribution, if approved, to persons not resident in Hong Kong may be subject to the laws and regulations of the relevant jurisdictions. Such persons should take note of and observe any applicable legal, tax and regulatory requirements. It is the responsibility of any overseas Shareholders wishing to accept the Proposed Distribution to satisfy themselves as to the full observance of the laws and regulations of the relevant jurisdiction, including the obtaining of any governmental, exchange control or other consents which may be required, and the compliance with other necessary formalities and the payment of any transfer or other taxes due in such jurisdiction. Meadville, Top Mix, TTM, TTM HK, Merrill Lynch, UBS, Somerley, the IFA, the Registrar and any of their respective directors, officers and associates and any other person involved in the Proposal shall be entitled to be fully indemnified and held harmless by such overseas Shareholder for any such transfer or other taxes as such person may be required to pay. Voting for the resolutions to be proposed at the EGM to approve the Proposal by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and vote for such resolutions, and any revision thereof, and such vote shall be valid and binding in accordance with all applicable laws.
     The distribution of the Proposed Distribution, in particular the TTM Shares, to Shareholders not resident in Hong Kong may be subject to the laws of the relevant jurisdictions in which such Shareholders reside in. Such Shareholders should take note of and observe any applicable legal, tax or regulatory requirements.
     The distribution of TTM Shares under the Proposed Distribution and the voting on the resolutions to be proposed at the EGM may constitute an offer or sale of the relevant TTM Shares under U.S. securities laws. Consequently, such offer or sale of such TTM Shares has been registered

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
on the Form S-4, which has been declared effective by the SEC. Shareholders are strongly advised to read the U.S. Prospectus forming part of the Form S-4 accompanying this Circular in full and to consider all the information in the U.S. Prospectus prior to: (a) making any voting decision with respect to the resolutions for the Proposal; and (b) making any election on the Form of Election.
     It is the responsibility of any overseas Shareholders wishing to accept the Proposed Distribution to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with such acceptance (including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities) and the payment of any issue, transfer or other taxes due in any such jurisdiction.
3. GENERAL
     Additional copies of the form of proxy, the Form of Election and the Tax Forms are available for collection from the Registrar at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong from 9:00 am to 4:30 pm on Monday to Friday of each week (excluding public holidays) until the Election Deadline (in the case of the Form of Election and the Tax Forms) and until the date of the EGM (in the case of the form of proxy). Copies of the form of proxy, the Form of Election and the Tax Forms can also be found on the websites of Meadville (http://www.meadvillegroup.com) and the Stock Exchange (http://www.hkexnews.hk).
     This Circular, the form of proxy, the Form of Election and the Tax Forms and all communications, notices, remittances or other documents to be delivered by or sent to or from Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of Meadville, Top Mix, TTM, TTM HK, Merrill Lynch, UBS, Somerley, the Registrar, the TTM Transfer Agent, the placing agent(s)/underwriter(s) nor any of their respective directors, officers, associates, agents or any other persons involved in the Proposal accepts any liability for any loss in postage or any other liabilities that may arise as a result.
     No acknowledgement of receipt of the form of proxy, the Form of Election and the Tax Forms and/or any other documents delivered by the Shareholders to Meadville and/or to the Registrar will be given.
     The accidental omission to despatch this Circular, the form of proxy, the Form of Election and the Tax Forms to any person to whom the Proposal is made will not invalidate the Proposal in any way.
     Acceptance of the Proposed Distribution by a Shareholder will be deemed to constitute a warranty by such Shareholder to Meadville that such Shareholder has not taken or omitted to take any action which will or may result in Meadville, TTM, the TTM Transfer Agent, Merrill Lynch, UBS, Somerley, the placing agent(s)/underwriter(s) and/or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Proposed Distribution or such Shareholder’s acceptance of the Proposed Distribution, and such Shareholder is permitted under all applicable laws to receive and accept the Proposed Distribution, and that such acceptance is valid and binding in accordance with all applicable laws.

APPENDIX I	FURTHER TERMS OF THE PROPOSAL
     Due execution of the Form of Election by or on behalf of a Shareholder will constitute:
(a)	an irrevocable authority to Meadville, TTM, the TTM Transfer Agent, the placing agent(s)/underwriter(s), Merrill Lynch, UBS, the Registrar or such person or persons as any of them may direct, to complete, amend and execute any document on behalf of such Shareholder, and to do any other act that may be necessary or expedient, to facilitate the delivery of the TTM Shares as part of the Proposed Distribution and/or the sale of the relevant TTM Shares through the Dealing Facility;

(b)	such Shareholder’s agreement that the courts of Hong Kong shall have exclusive jurisdiction to settle any dispute which may arise in connection with the Proposed Distribution; and

(c)	a warranty and representation to Meadville that such Shareholder is the registered Shareholder of all such Meadville Shares with respect to which such Shareholder is purporting to make an election as a Shareholder and that such Shareholder is entitled to receive in full all dividends and other distributions whatsoever declared, made or paid in respect of such Meadville Shares.
     No stamp duty is payable in connection with acceptance of the Proposed Distribution or the TTM Shares.
     Shareholders must rely on their own examination of Meadville, Top Mix, TTM and TTM HK and the terms of the Proposal, including the merits and risks involved, in making a decision. Shareholders should consult their own professional advisers for professional advice.
     The provisions set out in the accompanying Form of Election form part of this Circular.
     The English texts of this Circular and the Form of Election shall prevail over their respective Chinese texts for the purpose of interpretation.

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
     All references to “$” in this Appendix II refer to “US$” and references to “the Company” or “our Company” in this Appendix II refer to TTM.
1. FORM 8-K
     In connection with the Transactions, TTM filed a current report on Form 8-K with the SEC on 16 November 2009 which disclosed details of the PCB Sale to the stockholders of TTM and which enclosed a press release by TTM in relation to the PCB Sale, the PCB Agreement and the Shareholders’ Agreement. TTM also conducted a conference call with its stockholders, analysts and investors to discuss the Transactions at 5:00 am Pacific Standard time on 16 November 2009 (9:00 pm Hong Kong time on 16 November 2009). The presentation materials and the transcripts of the conference call were also filed with the SEC. Note 3 to Rule 8.1 of the Takeovers Code was complied with in conducting the conference call on 16 November 2009 and in relation to the press release, the presentation materials, the transcripts of the conference call and other documents (if any) related to the conference call so filed. Shareholders and potential investors of Meadville can obtain copies of such press release, the PCB Agreement, the Shareholders’ Agreement, the presentation materials and the transcripts of the conference call from the SEC’s website (http://sec.gov/edgar/ searchedgar/companysearch.html), TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) or by directing a request to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
     In addition, TTM filed a current report on Form 8-K with the SEC on 15 December 2009 (U.S. time) to reflect certain required accounting adjustments and reclassifications with respect to the financial information contained in TTM’s annual report on Form 10-K for the fiscal year ended 31 December 2008 filed on 16 March 2009. TTM published an announcement relating to such Form 8-K on the Stock Exchange’s website on 16 December 2009. Shareholders and potential investors of Meadville can obtain a copy of such Form 8-K from the SEC’s website (http://sec.gov/edgar/ searchedgar/companysearch.html) or TTM’s website (www.ttmtech.com/investors/investor_sec.jsp).
     TTM also issued a press release relating to the notice issued by CFIUS, and filed with the SEC a Form 8-K announcing the filing of the press release, on 2 February 2010 (U.S. time).

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
2. EARNINGS RELEASE DATED 4 FEBRUARY 2010
     TTM issued a press release, containing a summary of TTM’s unaudited financial results for the fourth quarter of 2009 and for the full year ending 31 December 2009, and filed with the SEC a Form 8-K announcing the filing of the press release, on 4 February 2010 (U.S. time). TTM published an announcement relating to such Form 8-K on the Stock Exchange’s website on 5 February 2010. The press release is reproduced below in this section. The earnings guidance under the paragraph headed “First Quarter 2010 Forecast” in the press release (the “Earnings Guidance”) constitutes a profit forecast made during the offer period in respect of the Proposal. The Earnings Guidance and the reports on the Earnings Guidance by UBS and KPMG, Certified Public Accountants, Hong Kong, (TTM’s reporting accountants for the purpose of the report) respectively are set out in Appendix XI to this Circular in compliance with Rule 10 of the Takeovers Code.
TTM Technologies, Inc. Reports 2009 Fourth Quarter and Year-End Results
     SANTA ANA, Calif., Feb. 4, 2010 (GLOBE NEWSWIRE) — TTM Technologies, Inc. (Nasdaq: TTMI), North America’s largest printed circuit board (PCB) manufacturer, today reported results for the fourth quarter of 2009, ended December 31, 2009.
Fourth Quarter 2009 Financial Highlights
•	Net sales totaled $149.9 million, an increase of almost 8 percent from the third quarter of 2009.

•	TTM demonstrated strong free cash flow, increasing cash and cash equivalents, restricted cash and short-term investments by $15.0 million in the fourth quarter and ending the year with a balance of $215.7 million.
Fourth Quarter 2009 Financial Results — GAAP
     “We are pleased about the renewed strength in our commercial end markets, which led to a significant increase in revenue over the third quarter,” said Kent Alder, President and CEO of TTM. “The increase in demand that we experienced in the fourth quarter was broad-based and marks our first quarter of sequential revenue growth since the first quarter of 2008.”
     Fourth quarter net sales of $149.9 million increased $10.8 million, or 7.8 percent, from third quarter net sales of $139.1 million.
     Fourth quarter gross margin of 18.5 percent improved from third quarter gross margin of 17.4 percent.
     Fourth quarter operating income of $7.3 million was an improvement over a third quarter operating loss of $5.4 million. TTM recorded $17.1 million and $6.1 million in charges related to previously announced plant closures and the Meadville Holdings transaction in the third and fourth

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
quarters, respectively. Net income for the fourth quarter was $2.8 million, or $0.06 per diluted share, compared to a net loss in the third quarter of $4.9 million, or $0.11 per basic share. Excluding the charges discussed above, net income for the fourth quarter was $6.2 million, or $0.14 per diluted share, compared to net income of $5.5 million, or $0.13 per diluted share, in the third quarter.
     “Considering the significant restructuring we have accomplished over the past year, I am very pleased with our financial performance,” Alder said. “Our employees have responded well to the increase in market demand while providing greater operational efficiency to the Company.”
Fourth Quarter 2009 Financial Results — Non-GAAP
     Non-GAAP results for the fourth quarter exclude amortization of intangibles, stock-based compensation expense, non-cash interest expense, asset impairment and restructuring charges, costs related to the Meadville Holdings transaction and miscellaneous closing costs as well as the income tax effects related to these expenses.
     Fourth quarter non-GAAP net income was $8.4 million, or $0.19 per diluted share. This compares to third quarter non-GAAP net income of $7.8 million, or $0.18 per diluted share.
     Excluding asset impairment charges, adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) for the fourth quarter was $14.7 million, or 9.8 percent of net sales, compared to third quarter adjusted EBITDA of $10.7 million, or 7.7 percent of net sales.
Fourth Quarter 2009 Segment Information
     TTM Technologies reports two operating segments: PCB Manufacturing and Backplane Assembly.
     For the PCB Manufacturing segment, fourth quarter net sales (before inter-company sales) were $128.2 million, compared with $123.2 million in the third quarter. Fourth quarter operating segment income (before amortization of intangibles) was $5.7 million compared to an operating segment loss of $1.9 million in the third quarter. Excluding plant closure and transaction costs, fourth quarter operating income (before amortization of intangibles) for the PCB Manufacturing segment was $11.8 million compared to third quarter operating segment income of $12.1 million.
     For the Backplane Assembly segment, fourth quarter net sales (before inter-company sales) were $29.3 million, compared with $24.0 million in the third quarter. Fourth quarter operating segment income (before amortization of intangibles) was $2.4 million compared with an operating segment loss of $2.6 million in the third quarter. Excluding plant closure costs, fourth quarter operating income (before amortization of intangibles) for the Backplane Assembly segment was $2.5 million compared to third quarter operating segment income of $0.5 million.
Full Year 2009 Financial Results
     Net sales of $582.5 million for the full year 2009 decreased $98.5 million, or 14.5 percent, from full year 2008 net sales of $681.0 million. The decrease in sales was primarily due to the weak economy and TTM’s restructuring efforts.

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
     For 2009, TTM recorded net income of $5.2 million, or $0.12 per diluted share, compared to a net loss of $36.9 million, or $0.86 per basic share, in 2008. Non-GAAP net income for 2009 was $30.7 million, or $0.71 per diluted share, compared to 2008 non-GAAP net income of $44.6 million, or $1.04 per diluted share.
Balance Sheet
     Cash and cash equivalents, restricted cash and short-term investments at the end of the fourth quarter totaled $215.7 million, an increase of $15.0 million from $200.7 million at the end of the third quarter.
First Quarter 2010 Forecast
     For the first quarter of 2010, TTM estimates revenue in a range from $132 million to $140 million, GAAP earnings in a range from $0.06 to $0.11 per diluted share and non-GAAP earnings in a range from $0.14 to $0.19 per diluted share. The forecast for the first quarter 2010 does not include results from Meadville Holdings.
To Access the Live Webcast/Conference Call
     The company will host a conference call to discuss the fourth quarter results and the first quarter 2010 outlook on February 4, 2010, at 4:30 p.m. Eastern Standard Time (1:30 p.m. Pacific Standard Time).
     To listen to the live webcast, log on to the TTM Technologies website at http://www.ttmtech.com. To access the live conference call, dial 1-877-941-2928 or 1-480-629-9725.
To Access a Replay of the Webcast
     A digital replay will be available on TTM Technologies’ website at http://www.ttmtech.com and will remain accessible for one week following the live event.
     A telephone replay also will be available beginning two hours after the conclusion of the conference call until February 11, 2010. You may access the telephone replay by dialing 1-303-590-3030 or 1-800-406-7325 and entering confirmation code 4177386.
About Our Non-GAAP Financial Measures
     This release includes information about the Company’s non-GAAP net income and non-GAAP earnings per share, which are non-GAAP financial measures. Management believes that both measures — which exclude amortization of intangibles, stock-based compensation expense, non-cash interest expense on our convertible debt, asset impairment and restructuring charges, inventory write-down

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
related to facility closures, costs related to the Meadville Holdings transaction and miscellaneous closing costs as well as the associated tax impact of these charges — provide additional useful information to investors regarding the Company’s ongoing financial condition and results of operations.
     A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. The Company compensates for these limitations by providing full disclosure of each non-GAAP financial measure and reconciliation to the most directly comparable GAAP financial measure. However, the non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.
Safe Harbor Statement
     This release contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, the company’s dependence upon the electronics industry, the impact of the current economic crisis, the company’s dependence upon a small number of customers, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers and other “Risk Factors” set forth in the company’s most recent SEC filings.
About TTM
     TTM Technologies, Inc. is North America’s largest printed circuit board manufacturer, focusing on quick-turn and technologically advanced PCBs and the backplane and sub-system assembly business. TTM stands for time-to-market, representing how the company’s time-critical, one-stop manufacturing services enable customers to shorten the time required to develop new products and bring them to market. Additional information can be found at www.ttmtech.com.
     The TTM Technologies logo is available at http://www.globenewswire.com/newsroom/ prs/?pkgid=5691

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
TTM TECHNOLOGIES, INC.
Selected Unaudited Financial Information
(In thousands, except per share data)

			Third
	Fourth Quarter		Quarter	Full Year
	2009	2008[1,2]	2009	2009	2008[1,2]

CONSOLIDATED STATEMENTS OF OPERATIONS
Net sales	$149,924	$164,916	$139,075	$582,476	$680,981
Cost of goods sold	122,250	134,145	114,868	479,267	543,741

Gross profit	27,674	30,771	24,207	103,209	137,240

Operating expenses:
Selling and marketing	6,480	7,420	6,546	26,517	30,436
General and administrative	11,088	7,940	9,403	36,548	33,255
Amortization of definite-lived intangibles	860	951	860	3,440	3,799
Restructuring charges	481	—	2,501	5,490	—
Impairment of long-lived assets	1,500	123,322	10,293	12,136	123,322
Metal reclamation	—	—	—	—	(3,700)

Total operating expenses	20,409	139,633	29,603	84,131	187,112

Operating income (loss)	7,265	(108,862)	(5,396)	19,078	(49,872)

Interest expense	(2,802)	(2,777)	(2,919)	(11,198)	(11,065)
Interest income	111	223	196	467	1,370
Other, net	305	(416)	57	401	(1,804)

Income (loss) before income taxes	4,879	(111,832)	(8,062)	8,748	(61,371)
Income tax (provision) benefit	(2,126)	42,644	3,177	(3,505)	24,460

Net income (loss)	$2,753	$(69,188)	$(4,885)	$5,243	$(36,911)

Earnings (loss) per common share:
Basic	$0.06	$(1.62)	$(0.11)	$0.12	$(0.86)
Diluted	$0.06	$(1.62)	$(0.11)	$0.12	$(0.86)

Weighted average common shares:
Basic	43,172	42,810	43,142	43,080	42,681
Diluted	43,930	42,810	43,142	43,579	42,681

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
SELECTED BALANCE SHEET DATA

	December 31,	December 31,
	2009	2008[1]

Cash and cash equivalents	$94,347	$148,465
Restricted cash	120,000	—
Short-term investments	1,351	3,657
Accounts receivable, net	89,519	115,232
Inventories	60,153	71,011
Total current assets	384,433	353,130
Property, plant and equipment, net	88,577	114,931
Other non-current assets	71,683	72,179
Total assets	544,693	540,240

Accounts payable	37,867	48,750
Total current liabilities	60,696	72,768
Convertible senior notes, net	139,882	134,914
Total long-term liabilities	142,694	137,436
Stockholders’ equity	341,303	330,036
Total liabilities and stockholders’ equity	544,693	540,240
SUPPLEMENTAL DATA

			Third
	Fourth Quarter		Quarter	Full Year
	2009	2008[1,2]	2009	2009	2008[1,2]

EBITDA	$13,219	$(102,653)	$399	$42,653	$(25,065)
EBITA	$8,570	$(108,074)	$(4,253)	$23,513	$(46,389)

Gross margin	18.5%	18.7%	17.4%	17.7%	20.2%
EBITDA margin	8.8	(62.2)	0.3	7.3	(3.7)
Operating margin	4.8	(66.0)	(3.9)	3.3	(7.3)

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
End Market Breakdown:

			Third
	Fourth Quarter		Quarter
	2009	2008	2009

Aerospace/Defense	42%	40%	44%
Networking/Communications	38	37	35
Computing/Storage/Peripherals	10	12	12
Medical/Industrial/Instrumentation/Other	10	11	9
Stock-based Compensation:

			Third
	Fourth Quarter		Quarter
	2009	2008	2009

Amount included in:
Cost of goods sold	$412	$331	$413
Selling and marketing	134	98	133
General and administrative	1,021	786	980

Total stock-based compensation expense	$1,567	$1,215	$1,526

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
Operating Segment Data:

			Third
	Fourth Quarter		Quarter
Net sales:	2009	2008[1]	2009

PCB Manufacturing	$128,207	$144,211	$123,171
Backplane Assembly	29,332	31,064	23,950

Total sales	157,539	175,275	147,121
Inter-company sales	(7,615)	(10,359)	(8,046)

Total net sales	$149,924	$164,916	$139,075

Operating segment income (loss):
PCB Manufacturing	$5,743	$(107,505)	$(1,897)
Backplane Assembly	2,382	(406)	(2,639)

Total operating segment income (loss)	8,125	(107,911)	(4,536)
Amortization of intangibles	(860)	(951)	(860)

Total operating income (loss)	7,265	(108,862)	(5,396)
Total other expense	(2,386)	(2,970)	(2,666)

Income (loss) before income taxes	$4,879	$(111,832)	$(8,062)

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
RECONCILIATIONS3

			Third
	Fourth Quarter		Quarter	Full Year
	2009	2008[1]	2009	2009	2008[1]

EBITA/EBITDA reconciliation:
Net income (loss)	$2,753	$(69,188)	$(4,885)	$5,243	$(36,911)
Add back items:
Income tax provision (benefit)	2,126	(42,644)	(3,177)	3,505	(24,460)
Interest expense	2,802	2,777	2,919	11,198	11,065
Amortization of intangibles	889	981	890	3,567	3,917

EBITA	8,570	(108,074)	(4,253)	23,513	(46,389)

Depreciation expense	4,649	5,421	4,652	19,140	21,324

EBITDA	$13,219	$(102,653)	$399	$42,653	$(25,065)

Add back: Impairment of long-lived assets	1,500	123,322	10,293	12,136	123,322

Adjusted EBITDA	$14,719	$20,669	$10,692	$54,789	$98,257

Non-GAAP EPS reconciliation[4]:
GAAP net income (loss)	$2,753	$(69,188)	$(4,885)	$5,243	$(36,911)
Add back items:
Amortization of definite-lived intangibles	889	981	890	3,567	3,917
Stock-based compensation	1,567	1,215	1,526	6,265	5,076
Non-cash convertible debt interest expense	1,410	1,298	1,381	5,469	3,208
Impairment of long-lived assets	1,500	123,322	10,293	12,136	123,322
Restructuring charges	481	—	2,501	5,490	—
Inventory write-down related to facility closures	—	—	2,637	3,350	—
Meadville Holdings transaction costs	4,004	—	1,377	5,383	—
Miscellaneous closing costs	160	—	292	884	—
Income tax effects	(4,362)	(48,358)	(8,235)	(17,046)	(54,014)

Non-GAAP net income	$8,402	$9,270	$7,777	$30,741	$44,598

Non-GAAP earnings per diluted share	$0.19	$0.22	$0.18	$0.71	$1.04

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL

[1]	On January 1, 2009, the Company adopted new authoritative guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) by separately accounting for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company has retrospectively applied this method of accounting back to the issuance date of convertible debt, which for the Company was May 2008.

[2]	Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Beginning in the second quarter of 2009, the Company reports gains and losses from the sale or disposal of property, plant and equipment as a component of general and administrative expenses in the consolidated condensed statements of operations. Prior to the second quarter 2009, the gains and losses from the sale or disposal of property, plant and equipment were included as a component of cost of goods sold.

[3]	This information provides a reconciliation of EBITA/EBITDA/Adjusted EBITDA and non-GAAP EPS to the financial information in our consolidated statements of operations.

[4]	This information provides non-GAAP net income and non-GAAP EPS, which are non-GAAP financial measures. Management believes that both measures — which exclude amortization of intangibles, stock-based compensation expense, non-cash interest expense on our convertible debt (before consideration of capitalized interest), asset impairment and restructuring charges, inventory write-down related to facility closures, costs related to the Meadville Holdings transaction and miscellaneous closing costs as well as the associated tax impact of these charges — provide additional useful information to investors regarding the Company’s ongoing financial condition and results of operations.
“EBITDA” means earnings before interest expense, income taxes, depreciation and amortization. “EBITA” means earnings before interest expense, income taxes and amortization. We present EBITDA / EBITA / Adjusted EBITDA to enhance the understanding of our operating results. EBITDA / EBITA / Adjusted EBITDA is a key measure we use to evaluate our operations. In addition, we provide our EBITDA / EBITA / Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA / EBITA / Adjusted EBITDA to be a useful measure for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA / EBITA / Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States of America.
CONTACT:	TTM Technologies, Inc. Steve Richards, Chief Financial Officer (714) 241-0303 investor@ttmtech.com

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
3. FORM S-4
     In connection with the PCB Sale, TTM filed a Registration Statement on Form S-4 in preliminary form and Amendment No. 1 with the SEC on 24 December 2009 and 4 February 2010 (U.S. time), respectively, which contained the U.S. Prospectus and contained information relating to Meadville (including the PCB Business) and TTM. In accordance with applicable rules and regulations of the SEC, TTM filed Amendment No. 1 to the Form S-4 to update and complete the disclosures contained in the originally filed Form S-4. Specifically, the updates and additional information in Amendment No. 1 primarily relate to the following: (a) the status of antitrust and regulatory approvals; (b) certain fourth quarter 2009 financial results contained in TTM’s recent earnings release; (c) certain information regarding TTM’s and Meadville’s recent share prices, beneficial ownership, and record ownership; (d) voting instructions for TTM’s stockholders; (e) the expected timing of previously announced facility closures; (f) pro forma financial information updated based on the price of TTM’s common stock as of 1 February 2010; (g) recent US$ to HK$ exchange rates; and (h) an additional summary of certain risks relating to security clearances at TTM’s operations. The Form S-4 having become and remaining effective under the Securities Act and having not become the subject of any stop order or proceedings seeking a stop order is one of the conditions to completion of the PCB Sale. The SEC has declared the Form S-4 to be effective and TTM has filed the U.S. Prospectus with the SEC. TTM has mailed the U.S. Prospectus to its stockholders and Meadville has mailed a copy of the U.S. Prospectus to the Shareholders together with this Circular. A copy of the Form S-4 is also available from the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) on 11 February 2010. The Form S-4 contains important information and Shareholders and potential investors are urged to read the U.S. Prospectus. In particular, there are certain risks associated with the PCB Sale and the receipt and holding of TTM Shares, details of which are set out in Appendix III to this Circular and in the Form S-4.
     The Form S-4 contains important information. As the Form S-4 is required to be prepared in accordance with, and must contain the contents specifically required by, applicable U.S. securities laws that are not identical to the relevant Hong Kong requirements applicable to the Circular, the Form S-4 contains information which is not contained or presented in the same way in the Circular (and vice versa). Before making any voting or investment decision, Shareholders and potential investors are urged to read the U.S. Prospectus carefully. In particular, there are certain risks associated with the PCB Sale and the receipt and holding of TTM Shares, details of which are set out in Appendix III to this Circular and in the Form S-4.
     When perusing the Form S-4, Shareholders and potential investors may refer to the following sections of the Form S-4 for information relating to the PCB Business and TTM:
•	Summary;

•	Summary Selected Historical and Pro Forma Financial Data;

•	Risk Factors;

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
•	Stock Price and Dividend Information;

•	The PCB Combination;

•	The Stock Purchase Agreement and Related Agreements;

•	Comparison of Meadville Shareholder and TTM Stockholder Rights;

•	Unaudited Pro Forma Condensed Combined Financial Statements;

•	Information Regarding Meadville’s PCB Operations and the PCB Subsidiaries;

•	Certain Relationships and Related Party Transactions of Meadville;

•	Selected Historical Financial Data of the PCB Business of Meadville;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the PCB Business of Meadville;

•	Plan of Distribution;

•	Where You Can Find More Information;

•	Index to Financial Statements of the Printed Circuit Board Business of Meadville Holdings Limited;

•	Annex A — Stock Purchase Agreement;

•	Annex B — Shareholders Agreement; and

•	Annex C — Opinion of UBS.
     UBS Securities LLC issued an opinion to TTM on 15 November 2009 (the “Fairness Opinion”) as to the fairness, from a financial point of view, to TTM of the consideration to be paid by TTM for the PCB Business which is reproduced in Annex C to the Form S-4 (referred to above). Further details relating to the Fairness Opinion are also set out in the sub-section headed “Opinion of TTM’s Financial Advisor” under the section headed “The PCB Combination” in the Form S-4 (the “Fairness Opinion Section”) (referred to above).
     Certain financial information set out in the Fairness Opinion Section constitutes profit forecasts under Rule 10 of the Takeovers Code (the “Profit Forecast Information”). However, the Profit Forecast Information does not meet the standards required by Rule 10 of the Takeovers Code relating to profit forecasts, but it is required for inclusion in the Form S-4 by the relevant U.S. requirements. UBS Securities LLC has not reported on whether the Profit Forecast Information has been prepared by TTM with due care and consideration. In addition, as the

APPENDIX II	U.S. DISCLOSURE OBLIGATIONS IN RELATION TO THE PROPOSAL
Profit Forecast Information does not meet the definition of a profit forecast under the Hong Kong Institute of Certified Public Accountants audit guideline for a profit forecast, KPMG LLP (TTM’s independent registered public accounting firm) has not reported on whether the Profit Forecast Information, so far as the accounting policies and calculations are concerned, have been properly compiled under the Takeovers Code on the basis of the assumptions made. Further, given that the discounted cash flows information in the Profit Forecast Information involve a stream of projected cash flow of five years commencing from 1 January 2010 plus a terminal value based on cash flows beyond 2014, it is impracticable for the auditors or reporting accountants to report on profit forecasts in association therewith. The Hong Kong Auditing Guideline 3.341 indicates that reporting accountants should normally restrict their reporting on profit forecasts to those for one year or less from the date to which the last audited financial statements were made up. Only in exceptional circumstances should they report on profit forecasts for a future accounting period which should in any case be limited to the immediately succeeding period and then only if a significant part of the current period has already elapsed. There are genuine practical difficulties in meeting the reporting requirements under Rule 10 of the Takeovers Code. The TTM Board confirmed that the only reason for including the Fairness Opinion and the Fairness Opinion Section in the Form S-4 is due to requirements under the Securities Act and the Securities Exchange Act of 1934, as amended. In view of TTM’s obligations to comply with the U.S. regulatory requirements, TTM has requested for, and the Executive has permitted, the inclusion of the Profit Forecast Information in the Form S-4. Shareholders and potential investors should exercise caution in placing any reliance on the Profit Forecast Information.

APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
     The following text has been extracted from the Form S-4 and all defined terms used in this section shall have the same meaning as given to them in the Form S-4. In particular, all references to “TTM,” the “Company,” “our company,” “we,” “us,” “our,” and similar names refer to TTM and its subsidiaries; all references to “Meadville” refer to Meadville; all references to the “PCB Subsidiaries” refer to the PCB Holdcos and their respective subsidiaries engaged in the PCB Business; all references to the “stock purchase agreement” refer to the PCB Agreement; all references to the “PCB Combination” refer to the PCB Sale; all references to the “Combined Company” refer to TTM, the PCB Holdcos and their respective subsidiaries following the PCB Sale; and all references to “$” refer to “US$”.
     Our stockholders should carefully consider the following factors in evaluating whether to approve the issuance of our common stock in connection with the PCB Combination, and Meadville’s shareholders should consider the following factors in connection with their potential receipt of shares of our common stock in the PCB Combination from the special dividend by Meadville. These factors should be considered in conjunction with the other information included or incorporated by reference in this proxy statement/prospectus. Additional risks and uncertainties not presently known to us, or that are not currently believed to be important to you, also may adversely affect the PCB Combination and us following the PCB Combination.
Risks Related to the PCB Combination
Failure to complete the proposed PCB Combination could adversely affect our and Meadville’s future business and operations.
     The proposed PCB Combination is subject to the satisfaction of various closing conditions, including the approval by both our and Meadville’s shareholders and other conditions described in the stock purchase agreement that are outside the control of us and Meadville. Our and Meadville’s respective obligations to complete the PCB Combination are also subject to the other conditions listed under “The PCB Combination — Conditions to Completion of the PCB Combination.” We cannot assure you that these conditions will be satisfied or that the PCB Combination will be successfully completed. In the event that the PCB Combination is not completed:
•	we and Meadville would not realize the potential benefits of the PCB Combination, including the potentially enhanced financial and competitive position of the combined company;

•	our and Meadville’s management’s attention from day-to-day business may be diverted, we and Meadville may lose key employees, and our and Meadville’s relationships with our respective customers and partners may be disrupted as a result of uncertainties with regard to our and Meadville’s business and prospects; and

•	we and Meadville will each incur and must pay significant costs and expenses related to the PCB Combination, such as legal, accounting, and advisory fees.
Any such events could adversely affect our and Meadville’s business and operating results.

-III-1-

APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
Our and Meadville’s business could suffer due to the announcement, pendency, and consummation of the proposed PCB Combination.
     The announcement, pendency, and consummation of the PCB Combination may have a negative impact on our, Meadville’s, and the combined company’s ability to sell their respective products and services, attract and retain key management, technical, sales, or other personnel, maintain and attract new customers, and maintain strategic relationships with third parties. For example, we and Meadville, and following consummation of the PCB Combination the combined company, may experience the deferral, cancellation, or a decline in the size or rate of orders for products or services or a deterioration in customer relationships. Any such events could harm our and Meadville’s, and following the PCB Combination the combined company’s, operating results and financial condition.
The price of our common stock may fluctuate, and the purchase price payable in the PCB Combination will not be adjusted for any changes in the price of our common stock or Meadville’s shares.
     A portion of the consideration payable in connection with the PCB Combination would be paid through the issuance to Meadville, as MTG’s designee, of 36,334,000 shares of our common stock, and we will deliver to Meadville cash in the amount of $114,034,328. Under the stock purchase agreement, other than as a result of reclassifications, stock splits, stock dividends, and similar changes effected by us, neither the number of shares of our common stock to be issued nor the amount of cash to be delivered will be adjusted even if the market price of our common stock or Meadville’s shares fluctuates between the date of the stock purchase agreement and the closing date of the PCB Combination. The market price of our common stock and Meadville’s shares at the closing of the PCB Combination will likely vary from the market price at the date of this proxy statement/prospectus and at the date of our stockholders’ meeting and the Meadville shareholders’ meeting. The stock purchase and special dividend of our common stock and cash to Meadville’s shareholders may not be completed until a significant period of time has passed after the special meetings. Stock price changes may result from a variety of factors that are beyond the control of us or Meadville, including:
•	market reaction to the announcement and pendency of the PCB Combination and market assessment of the merits and risks of the PCB Combination and the likelihood of the PCB Combination being consummated;

•	changes in the respective businesses, operations, or prospects of our or Meadville’s PCB business;

•	governmental or litigation developments or regulatory considerations affecting us or the electronics industry;

•	general business, market, industry, or economic conditions;

•	the worldwide supply/demand balance for products in the PCB and electronics industry; and

•	other factors beyond the control of us or Meadville, including those described elsewhere in this “Risk Factors” section.

-III-2-

APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
     Neither party is permitted to “walk away” from the PCB Combination or re-solicit the vote of its shareholders solely because of changes in the market price, and therefore value, of our common stock or Meadville’s shares through the closing date of the PCB Combination. Any reduction in our stock price would result in Meadville shareholders receiving less value in the PCB Combination. Conversely, any increase in our stock price would potentially result in Meadville, and ultimately Meadville shareholders, receiving greater value in the PCB Combination. The specific dollar value per share of our common stock that Meadville, and ultimately Meadville shareholders, would receive upon completion of the PCB Combination will depend on, among other things, the market value of our common stock at that time and at the time of Meadville’s special dividend of our shares to Meadville’s shareholders, and other factors discussed in this proxy statement/prospectus. Our and Meadville’s shareholders will not know the exact value of our common stock to be issued in the PCB Combination at the time of the special meetings of their respective shareholders.
The PCB Combination could be a taxable transaction for Meadville shareholders.
     Meadville shareholders who are subject to U.S. or foreign income taxes are urged to consult their own tax advisors concerning the consequences of the PCB Combination.
We may not realize the operating and financial benefits we expect from the PCB Combination.
     The post-acquisition integration of our company and the PCB Subsidiaries would be complex, time-consuming, and expensive, and may disrupt the day-to-day management and operation of our respective businesses. After the PCB Combination, the combined company would need to overcome significant challenges in order to realize any benefits or synergies from the PCB Combination. These challenges include the timely, efficient, and successful completion of a number of post-acquisition events, including the following:
•	integrating the operations and technologies of the companies;

•	implementing of disclosure controls, internal controls, and financial reporting systems to comply with the requirements of U.S. GAAP and U.S. securities laws and regulations required as a result of integration of the PCB Subsidiaries as part of a consolidated reporting company under the Exchange Act;

•	retaining and assimilating the key personnel of each company;

•	resolving possible inconsistencies in operating and product standards, internal controls, procedures and policies, business cultures, corporate governance and reporting practices, and compensation methodologies between the companies;

•	retaining existing vendors and customers of the companies and attracting additional customers;

-III-3-

APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating uniform business standards, procedures, policies, and information systems.
     The execution of these post-acquisition integration events would involve considerable risks and may not be successfully implemented, or if implemented, on a timely basis. These risks include the following:
•	potential disruption of ongoing business operations and distraction of the management of the combined company;

•	potential strain on financial and managerial controls and reporting systems and procedures of the combined company;

•	unanticipated expenses and potential delays related to integration of the operations, technology, and other resources of the companies;

•	potential impairment of relationships with employees, suppliers, and customers as a result of the inclusion and integration of management personnel;

•	greater than anticipated costs and expenses related to the PCB Combination or the integration of the respective businesses of us and the PCB Subsidiaries following the PCB Combination;

•	the difficulty of complying with government-imposed regulations in both the U.S. and the PRC, which may in many ways be materially different from one another; and

•	potential unknown liabilities associated with the PCB Combination and the combined operations.
     The combined company may not succeed in mitigating these risks or any other problems encountered in connection with the PCB Combination. The inability to successfully integrate the operations, technology, and personnel of our company and the PCB Subsidiaries, or any significant delay in achieving integration of the companies, could have a material adverse effect on the combined company after the PCB Combination and, as a result, on the market price of our common stock following the PCB Combination.
As a result of the PCB Combination, we and the PCB Subsidiaries as a combined company would be a substantially larger and broader organization, with a greater geographic diversity relative to our and Meadville’s current operations, and if management is unable to sufficiently manage the combined company, operating and financial results would suffer.
     As a result of the PCB Combination, the combined company would have significantly more employees, greater geographic diversity, and customers in multiple distribution channels. The combined company would face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate policies,

-III-4-

APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
benefits, reporting, management, and compliance programs and systems. The inability to manage successfully the substantially larger and internationally diverse organization, or any significant delay in achieving successful management of the organization, could have a material adverse effect on the combined company and, as a result, on the market price of our common stock.
The combined company would need to invest in its operations to integrate us and the PCB Subsidiaries and to maintain and grow the combined business, and may need additional funds to do so.
     The combined company would depend on the availability of adequate capital to maintain and develop its business. We believe that the combined company can meet its capital requirements from internally generated funds, cash in hand, and available borrowings. If the combined company is unable to fund its capital requirements as currently planned, however, it would have a material adverse effect on the combined company’s business, financial condition, and operating results. If the combined company does not achieve our expected operating results, the combined company would need to reallocate its sources and uses of operating cash flows. This may include borrowing additional funds to service debt payments, which may impair the ability of the combined company to make investments in the business or to integrate us and the PCB Subsidiaries. There is no assurance that the combined company would be able to borrow any such additional funds when needed on commercially acceptable terms or at all.
     Should the combined company need to raise funds through incurring additional debt, the combined company may become subject to covenants even more restrictive than those contained in our or the PCB Subsidiaries’ current debt instruments. Furthermore, if we issue additional equity, our equity holders would suffer dilution. There can be no assurance that additional capital would be available on a timely basis, on favorable terms, or at all.
The PCB Combination could cause us or the PCB Subsidiaries to lose key personnel, which could materially affect the combined company’s business and require the combined company to incur substantial costs to recruit replacements for lost personnel.
     As a result of the PCB Combination, our current and prospective employees and the PCB Subsidiaries’ employees could experience uncertainty about their future roles within the combined company. This uncertainty may adversely affect their ability or willingness to continue with the combined company, and the ability of the combined company to attract and retain key management, sales, marketing, and technical personnel. Any failure to retain and attract key personnel could have a material adverse effect on our and the PCB Subsidiaries’ current business and the business of the combined company after the completion of the PCB Combination.
General uncertainty related to the PCB Combination could harm us and Meadville.
     In response to the announcement and pendency of the proposed PCB Combination, customers may delay or defer purchasing decisions. If this were to occur, our and Meadville’s cash flows and

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
revenue, respectively, and the revenues of the combined company, could decline materially or any anticipated increases in revenue could be lower than expected. Also, speculation regarding the likelihood of the closing of the PCB Combination could increase the volatility of our and Meadville’s share price.
Some of our and Meadville’s and the PCB Subsidiaries’ officers and directors have conflicts of interest that may influence them to support or approve the issuance of shares in connection with the PCB Combination.
     Certain officers and directors of us, Meadville, and the PCB Subsidiaries participate in arrangements that provide them with material interests in the PCB Combination that are different from and in addition to those of our stockholders and Meadville’s shareholders, including, among others, employment agreements and compensation arrangements for key officers, indemnification arrangements, and, with respect to the Principal Shareholders and Tang Siblings, the ability to nominate a member of our board of directors. These interests, among others, may influence our directors and officers and the directors and officers of Meadville and the PCB Subsidiaries to support or approve the PCB Combination. For a more detailed discussion, see the section entitled “The PCB Combination — Interests of Certain Meadville Directors, Officers, and Affiliates in the PCB Combination” in this proxy statement/prospectus.
Regulatory authorities may delay or impose conditions on approval of the PCB Combination, which may diminish the anticipated benefits of the PCB Combination.
     The completion of the PCB Combination requires the receipt of various approvals from governmental authorities, both in the U.S. and in the PRC. These regulatory approvals may take substantial time, and there can be no assurance that such approvals can be obtained. Failure to obtain these approvals in a timely manner may delay the completion of the PCB Combination, possibly for a significant period of time, or prevent the completion of the PCB Combination altogether. In addition, regulatory authorities may attempt to condition their approval of the PCB Combination on the imposition of conditions that could restrict the day-to-day operations of the combined company, including requiring the discontinuance of certain lines of business, that may have a material adverse effect on the combined company’s operating results or the value of our common stock after the PCB Combination is completed. Any delay in the completion of the PCB Combination or conditions on effecting the PCB Combination may diminish anticipated benefits or may result in additional transaction costs, loss of revenue, or other effects associated with uncertainty about the completion or terms of the PCB Combination.
Both we and the PCB Subsidiaries, and ultimately the PCB Combination, may be subject to adverse regulatory requirements and conditions.
     A condition to completing the PCB Combination is the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the Hart-Scott-Rodino Act. We and Meadville made the required filings with the U.S. Department of Justice and the U.S. Federal Trade Commission and received notice from the Federal Trade Commission in January 2010 that our request for early termination of the review period had been granted. However, even after the termination of the waiting period of the Hart-Scott-Rodino Act, the

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Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state, or private persons, may challenge the PCB Combination at any time before or after its completion. We and Meadville cannot assure you that the Department of Justice or Federal Trade Commission or third parties would not try to prevent the PCB Combination or seek to impose restrictions or conditions on us or the PCB Subsidiaries. The PCB Combination was also subject to approval by CFIUS, which we obtained on February 2, 2010, and is conditioned upon the receipt of antitrust approvals from the applicable governmental authorities of the PRC. Such approvals may take a substantial amount of time to obtain and there can be no assurance that such approvals can be obtained in a timely manner or at all. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the PCB Combination or lessen the anticipated benefits of the PCB Combination.
     The U.S. Department of Justice, the SEC, and other governmental authorities have a broad range of civil and criminal sanction authority available to them under the U.S. Foreign Corrupt Practices Act, referred to as the FCPA, and other laws, which they may seek to impose in appropriate circumstances. Recent civil and criminal settlements with a number of public corporations and individuals have included multi-million dollar fines, disgorgement, injunctive relief, guilty pleas, deferred prosecution agreements, and other sanctions, including requirements that corporations retain a monitor to oversee compliance with the FCPA. The combined company may incur significant expenses in instituting controls related to compliance with the FCPA.
We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite to our ability to perform on classified contracts for the U.S. government.
     A facility security clearance is required in order to be awarded and perform on classified contracts for the U.S. Department of Defense and certain other agencies of the U.S. government. We currently perform on several classified contracts. As a cleared entity, we must comply with the requirements of the National Industrial Security Program Operating Manual, or NISPOM, and any other applicable U.S. government industrial security regulations. Further, due to the fact that immediately following the PCB Combination a significant portion of our voting equity will be owned by a non-U.S. entity, we expect that following the closing of the PCB Combination the combined company will be required to be governed by and operate in accordance with the terms and requirements of a Special Security Agreement, or SSA, with the U.S. Department of Defense.
     If we were to violate the terms and requirements of the SSA, the NISPOM, or any other applicable U.S. government industrial security regulations (which may apply to us under the terms of our classified contracts), we could lose our security clearance. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform present classified contracts and would not be able to enter into new classified contracts, which could adversely affect the combined company’s revenues.

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Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock following the PCB Combination.
     If the anticipated benefits of the PCB Combination are not achieved, our financial results, including our earnings, could be adversely affected. In accordance with U.S. GAAP, we would account for the PCB Combination using the purchase method of accounting. For accounting purposes, we would be considered the acquiring company. As a result, we would allocate the total purchase price to the PCB Subsidiaries’ net tangible assets, identifiable intangible assets, liabilities assumed, and noncontrolling interests based on their fair values as of the date of completion of the PCB Combination, and record the excess of the purchase price over those fair values as goodwill. The combined company would incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the PCB Combination. In addition, to the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets.
     In addition, from the date of the completion of the PCB Combination, our results of operations would include the operating results of the PCB Subsidiaries, presented in accordance with U.S. GAAP. Certain of the PCB Business’ historical combined financial statements included in this proxy statement/prospectus have been prepared in accordance with HKFRS and reconciled to U.S. GAAP, which differ in certain material respects from U.S. GAAP. Accordingly, the U.S. GAAP presentation of the PCB Business’ results of operations may not be comparable to its historical financial statements.
Changes to current accounting principles could have a significant effect on the combined company’s reported financial results or the way in which it conducts its business.
     We prepare our financial statements in conformity with U.S. GAAP, which are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the SEC, and various other authorities formed to interpret, recommend, and announce appropriate accounting principles, policies, and practices. A change in these principles could have a significant effect on our reported financial results and may even retroactively affect the accounting for previously reported transactions. Our accounting policies that recently have been or may in the future be affected by changes in the accounting principles are as follows:
•	stock-based compensation;

•	accounting for uncertain tax positions;

•	accounting for goodwill and other intangible assets; and

•	accounting issues related to certain features of contingent convertible debt instruments and their effect on diluted earnings per share.
     Changes in these or other rules may have a significant adverse effect on our reported financial results or in the way in which we conduct our business. See the discussion in our Quarterly Report

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on Form 10-Q for the fiscal quarter ended September 28, 2009, which we have incorporated by reference into this proxy statement/prospectus, under “Critical Accounting Policies and Estimates” and the Notes to Condensed Consolidated Financial Statements included therein, for additional information about our critical accounting policies and estimates and associated risks.
We and the PCB Subsidiaries have limited protection of our respective proprietary rights, and we may be involved in disputes relating to intellectual property.
     We and the PCB Subsidiaries rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, contractual provisions, and other measures to protect our respective proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented, or challenged, and others may develop technologies or processes that are similar or superior to our or the PCB Subsidiaries’ technology. We and the PCB Subsidiaries, and ultimately the combined company, may not have the controls and procedures in place that are needed to adequately protect proprietary information. Despite our and the PCB Subsidiaries’ efforts to protect our respective proprietary rights, unauthorized parties may attempt to copy our or the combined company’s products or obtain or use information that we regard as proprietary, which could adversely impact revenues and the financial condition of the combined company.
     Furthermore, there is a risk that we or the PCB Subsidiaries may infringe on the intellectual property rights of others. As in the case with many other companies in the PCB industry, we and the PCB Subsidiaries from time to time receive communications from third parties asserting patent rights to our respective products and enter into discussions with such third parties. Irrespective of the validity or the successful assertion of such claims, we and the PCB Subsidiaries could incur costs in either defending or settling any intellectual property disputes alleging infringement. In addition, our customers and the customers of the PCB Subsidiaries typically require us and the PCB Subsidiaries, respectively, to indemnify them against claims of intellectual property infringement. If any claims are brought against the customers for such infringement, whether or not these have merit, we and the PCB Subsidiaries could be required to expend significant resources in defending such claims. In the event we or the PCB Subsidiaries are subject to any infringement claims, we or the PCB Subsidiaries may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We and the PCB Subsidiaries, and ultimately the combined company, may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all, which could disrupt the production processes, damage the reputation, and affect the revenues and financial condition of the combined company.
We and Meadville will not have recourse for breaches of representations and warranties by the other.
     The stock purchase agreement under which the PCB Combination would be effected provides that the representations and warranties made by us and our affiliates, Meadville, and MTG will not survive the effectiveness of the PCB Combination. Accordingly, the stock purchase agreement does not contain provisions for indemnification by any party for the breach or inaccuracy of any

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representation or warranty set forth in the stock purchase agreement. As a result, if the PCB Combination is effected, we and our affiliates on the one hand, and Meadville and MTG, on the other hand, would thereafter not have remedies under the stock purchase agreement for the breach of any representation or warranty made by the other.
We incur a variety of costs as a result of being a public company, and those costs may increase as a result of the PCB Combination.
     As a U.S. public company registered with the SEC under the Exchange Act, we incur significant legal, accounting, and other expenses. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, frequently require changes in corporate governance policies and practices of companies registered with the SEC under the Exchange Act. These rules and regulations increase legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we incur additional costs associated with our Exchange Act public company reporting requirements. These rules and regulations also may make it more difficult and more expensive for us to obtain and pay for, at commercially reasonable rates, director and officer liability insurance, and the combined company may be required to accept reduced policy limits and reduced scope of coverage or incur substantially higher costs to obtain the same or similar levels of coverage. As a result, it may be more difficult for the combined company to attract and retain qualified persons to serve on its board of directors or as executive officers. As a result, implementation of disclosure controls, internal controls, and financial reporting systems complying with the requirements of U.S. GAAP and U.S. securities laws and regulations required as a result of our continued status as a reporting company under the Exchange Act following effectiveness of the PCB Combination may be more difficult and costly than anticipated.
We expect to incur significant costs as a result of the integration of our operations with the PCB Subsidiaries.
     There are inconsistencies in standards, controls, procedures and policies, business cultures, and compensation structures between us and the PCB Subsidiaries. The integration of our operations and the operations of the PCB subsidiaries and reconciling the inconsistencies in the standards, controls, procedures and policies, business cultures, and compensation structures between us and the PCB Subsidiaries may result in additional costs for the combined company. There are no assurances that such inconsistencies can be reconciled seamlessly or at all. The failure to reconcile such inconsistencies may lessen the anticipated benefits of the PCB Combination.
Meadville shareholders receiving our common stock in the PCB Combination would become stockholders in a Delaware corporation, which would change the rights and privileges of such shareholders in comparison to the rights and privileges of a shareholder in a Cayman Islands company.
     We are governed by the laws of the United States and the corporate and other laws of the state of Delaware and by our Certificate of Incorporation and Bylaws. The Delaware General Corporation Law extends to stockholders certain rights and privileges that may not exist at all or that may be materially different under Cayman Islands law and, conversely, does not extend certain rights and privileges that a Meadville shareholder may have as a shareholder of a company governed by Cayman

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Islands law. See the section entitled “Comparison of Meadville Shareholder and TTM Stockholder Rights” in this proxy statement/prospectus. We have adopted certain provisions that have the effect of discouraging a third party from acquiring control of our company. These provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or a threatened change in control of our company, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.
Following the effectiveness of the PCB Combination, the current principal owners of Meadville are expected to own a substantial percentage of our common stock.
     Following the effectiveness of the PCB Combination, approximately 46% of our common stock outstanding after giving effect to the PCB Combination (based on the number of shares of our common stock outstanding on November 16, 2009, the date we executed and announced the stock purchase agreement) would be owned by Meadville and, following the special dividend of our common stock by Meadville to its shareholders (or sale thereof on behalf of such shareholders electing to sell such TTM shares to which they would otherwise have been entitled), by Meadville’s shareholders or their transferees, and an estimated 33% to 39% of our common stock would be owned by the Principal Shareholders. The Principal Shareholders and the Tang Siblings will be entitled to jointly nominate one individual to our board of directors and a majority of the members of the board of directors of the PCB Subsidiaries. The Principal Shareholders, subject to the restrictions set forth in the shareholders agreement and any mitigation agreement(s) that we may be required to enter into with agencies of the U.S. government, will have influence over our management, operations, and potential significant corporate actions. The interests of the Principal Shareholders could conflict with the interests of our other stockholders and there can be no assurance that the Principal Shareholders would not take actions that favor their interests and not the interests of our other stockholders. See the sections entitled “The Stock Purchase Agreement and Related Arrangements — The Shareholders Agreement” and “The PCB Combination — Regulatory Approvals Required for the PCB Combination.”
Current holders of our common stock would suffer substantial dilution if the PCB Combination is effected.
     The PCB Combination would dilute the ownership position of our current stockholders. If the PCB Combination is effected, we would issue 36,334,000 shares of our common stock in connection with the PCB Combination, representing approximately 46% of our outstanding common stock after giving effect to the PCB Combination (based on the number of shares of our common stock outstanding on November 16, 2009, the date we executed and announced the stock purchase agreement). Consequently, following the PCB Combination our current stockholders, as a general matter, would have less influence over the management and policies of our company than they currently exercise over the management and policies of our company.
The date that Meadville shareholders would receive the special dividend of our common stock from Meadville is uncertain.
     The completion of the PCB Combination is subject to the shareholder and governmental approvals described in this proxy statement/prospectus and the satisfaction or waiver of certain other

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
conditions. While we currently expect to complete the PCB Combination during the first quarter of 2010, such date could be later than expected due to delays in receiving such approvals or satisfying other closing conditions. After the closing of the PCB Combination, the special dividend of the TTM shares, together with certain cash, by Meadville to the Meadville shareholders is subject to Meadville withdrawing the listing of its shares on the Stock Exchange of Hong Kong, the deregistration of Meadville from the Cayman Islands and continuation of Meadville in the British Virgin Islands as a British Virgin Islands business company, and the approval of the Meadville shareholders in respect of the special dividend. While we currently expect the special dividend of our shares, together with certain cash, by Meadville to take place within thirty days following the closing date of the PCB Combination, such date could be later due to unexpected delays in the deregistration and continuation process. Accordingly, we cannot provide our stockholders with a definitive date on which we would issue the shares of our common stock to Meadville, and we cannot provide Meadville shareholders with a definitive date on which Meadville shareholders would receive from Meadville the special dividend of shares of our common stock or cash in lieu of shares of our common stock (as to Meadville shareholders that elect to participate in the dealing facility and receive the net cash proceeds from the sale of the shares of our common stock by Meadville) in connection with the PCB Combination.
Risks Related to the Combined Company
The combined company would be heavily dependent upon the worldwide electronics industry, which is characterized by significant economic cycles and fluctuations in product demand. A significant downturn in the electronics industry could result in decreased demand for the combined company’s manufacturing services and could lower its sales revenues and gross margins.
     A majority of our and the PCB Subsidiaries’ sales revenues are generated from the electronics industry, which is characterized by intense competition, relatively short product life cycles, and significant fluctuations in product demand. The industry is subject to economic cycles and recessionary periods and has been negatively affected by the current contraction in the U.S. and global economy and in the worldwide electronics market. Moreover, due to the uncertainty in the end markets served by most of our and the PCB Subsidiaries’ customers, the combined company would have a low level of visibility with respect to future financial results. The current credit crisis and related turmoil in the financial system has negatively impacted the global economy and could result in a significant downturn in the electronics industry. A lasting economic recession, excess manufacturing capacity, or a decline in the electronics industry could negatively affect the combined company’s business, results of operations, and financial condition. A decline in sales could harm the combined company’s profitability and results of operations and could require the combined company to recognize an impairment of its long-lived assets, including goodwill and other intangible assets.
The global financial crisis may impact the combined company’s business and financial condition in ways that we and Meadville currently cannot predict.
     The continued credit crisis and related turmoil in the global financial system has had and may continue to have an impact on our, Meadville’s, and the PCB Subsidiaries’, and ultimately the combined company’s, business and financial condition. In addition to the impact that the global financial crisis has already had on us and Meadville, the combined company could face significant

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
challenges if conditions in the financial markets do not improve or worsen. For example, continuation of the credit crisis could adversely impact overall demand in the electronics industry, which could have a negative effect on the combined company’s revenues and profitability. In addition, the combined company’s ability to access the capital markets may be severely restricted at a time when the combined company would like, or need, to do so, which could have an impact on flexibility to react to changing economic and business conditions.
During periods of excess global printed circuit board manufacturing capacity, the combined company’s gross margins may fall and/or the combined company may have to incur restructuring charges if it chooses to reduce the capacity of or close any of its facilities.
     When we experience excess capacity, our sales revenues may not fully cover our fixed overhead expenses, and our gross margins may decline. In addition, we generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not received, we may forego some production and could experience continued excess capacity. We expect that the combined company would continue to be subject to this risk of excess capacity. If the combined company determines that it has significant, long-term excess capacity, it may decide to permanently close one or more of its facilities and lay off some of its employees. Closures or lay-offs could result in the combined company recording restructuring charges such as severance, other exit costs, and asset impairments.
The combined company will have significant indebtedness, which could limit the financial flexibility of the combined company.
     Our total liabilities as of September 28, 2009 were approximately $206 million. After giving effect to the PCB Combination, the combined company’s pro forma total liabilities as of September 28, 2009 would have been approximately $864.3 million. The combined company’s significant indebtedness could have significant negative consequences, including:
•	increasing the combined company’s vulnerability to general adverse economic and industry conditions;

•	limiting the combined company’s ability to obtain additional financing;

•	requiring the use of a substantial portion of any cash flow from operations to service indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

•	limiting the combined company’s flexibility in planning for, or reacting to, changes in the combined company’s business and the industry in which it competes, including by virtue of the requirement that the combined company remain in compliance with certain financial covenants included in the credit arrangements under which the combined company will be obligated; and

•	placing the combined company at a possible competitive disadvantage to less leveraged competitors and competitors that are larger and may have better access to capital resources.

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Our acquisition strategy involves numerous risks.
     As part of our business strategy, including following the PCB Combination, we expect that we would continue to grow by pursuing opportunistic and strategic acquisitions of businesses, technologies, assets, or product lines that complement or expand our business. Risks related to an acquisition (including the acquisition of the PCB Subsidiaries in the PCB Combination) may include:
•	the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale, or other expected value;

•	diversion of management’s attention from normal daily operations of existing business to focus on integration of the newly acquired business;

•	unforeseen expenses associated with the integration of the newly acquired business;

•	difficulties in managing production and coordinating operations at new sites;

•	the potential loss of key employees of acquired operations;

•	the potential inability to retain existing customers of acquired companies when we desire to do so;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the potential decrease in overall gross margins associated with acquiring a business with a different product mix;

•	the inability to identify certain unrecorded liabilities;

•	the potential need to restructure, modify, or terminate customer relationships of the acquired company;

•	an increased concentration of business from existing or new customers; and

•	the potential inability to identify assets best suited to our business plan.
     Acquisitions may cause us to:
•	enter lines of business and/or markets in which we and the PCB Subsidiaries have limited or no prior experience;

•	issue debt and be required to abide by stringent loan covenants;

•	assume liabilities;

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•	record goodwill and indefinite-lived intangible assets that would be subject to impairment testing and potential periodic impairment charges;

•	become subject to litigation and environmental issues;

•	incur unanticipated costs;

•	incur large and immediate write-offs;

•	issue common stock that would dilute our current stockholders’ percentage ownership; and

•	incur substantial transaction-related costs, whether or not a proposed acquisition is consummated.
     Acquisitions of high technology companies are inherently risky, and no assurance can be given that our past or future acquisitions, including the PCB Combination, will be successful and will not harm our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even when an acquired company has already developed and marketed products, product enhancements may not be made in a timely fashion. In addition, unforeseen issues might arise with respect to such products after the acquisition.
If the combined company is unable to manage its growth effectively, the business could be negatively affected.
     We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. This growth may strain our and the PCB Subsidiaries’ managerial, financial, manufacturing, and other resources. In order to manage the combined company’s growth following the PCB Combination, the combined company would be required to continue to implement additional operating and financial controls and hire and train additional personnel. There can be no assurance that the combined company would be able to do so in the future, and failure to do so could jeopardize expansion plans and seriously harm the combined company’s operations. In addition, growth in the combined company’s capacity could result in reduced capacity utilization and a corresponding decrease in gross margins.
The development plans of the combined company involve significant capital expenditures and financing requirements, which are subject to a number of risks and uncertainties.
     We expect the business of the combined company will be capital intensive. The ability of the combined company to increase revenue, profit, and cash flow depends upon continued capital spending. There can be no assurance as to whether, or at what cost, the anticipated capital projects of the combined company will be completed, if they will be completed on schedule, or as to the success of these projects if completed. In addition, we may be unable to generate sufficient cash flows from

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operations or obtain necessary external financing to finance our capital expenditures and investments. Further, the ability of the combined company to obtain external financing in the future is subject to a variety of uncertainties, including the following:
•	the future results of operations, financial condition, and cash flows of the combined company;

•	the condition of the global economy generally and the demand for the products of the combined company, specifically; and

•	the cost of financing and the condition of financial markets.
     If adequate funds are not available on satisfactory terms, we may be forced to curtail the expansion plans of the combined company, which could result in a loss of customers, the inability to successfully implement our business strategy, and plan limitations on the growth of the business of the combined company.
We and the PCB Subsidiaries depend upon a relatively small number of original equipment manufacturer, or OEM, customers for a large portion of our and their respective sales, and a decline in sales to major customers could harm the results of operations of the combined company.
     A small number of customers are responsible for a significant portion of our sales. Our five largest OEM customers accounted for approximately 29% and 24% of our net sales for the years ended December 31, 2008 and 2007, respectively. Our sales attributed to OEMs include both direct sales as well as sales that the OEMs place through EMS providers. The PCB Subsidiaries also depend on a small number of key direct and indirect OEM customers for a significant portion of their net sales. Sales to the PCB Subsidiaries’ five largest OEM customers accounted for approximately 38.6% and 36.1% of net sales for the years ended December 31, 2008 and 2007, respectively. The combined company’s customer concentration could fluctuate, depending on future customer requirements, which would depend in large part on market conditions in the electronics industry segments in which its customers participate. The loss of one or more significant customers or a decline in sales to significant customers could harm the combined company’s business, results of operations, and financial condition and lead to declines in the trading price of our common stock. In addition, the combined company could generate significant accounts receivable in connection with providing manufacturing services to its customers. If one or more significant customers were to become insolvent or were otherwise unable or unwilling to pay for the manufacturing services provided by the combined company, the combined company’s results of operations would be harmed.
     In addition, during the combined company’s industry downturns, customers may request that the combined company reduce prices to limit the level of order losses, and the combined company may be unable to collect payments from its customers. There can be no assurance that key customers would not cancel orders, that they would continue to place orders with the combined company in the future at the same levels as experienced by us and the PCB Subsidiaries in prior periods, that they would be able to meet their payment obligations, or that the end-products which use the combined company’s

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products would be successful. This concentration of customer base may materially and adversely affect the combined company’s operating results due to the loss or cancellation of business from any of these key customers, significant changes in scheduled deliveries to any of these customers, or decreases in the prices of the products sold to any of these customers.
The PCB Subsidiaries have historically operated in Asia, where production costs are lower. We have historically operated primarily in North America. Following the PCB Combination, the average production costs of the combined company may be higher than the historic average production costs of the PCB Subsidiaries due to the integration of the production costs of the PCB Subsidiaries with our production costs, which has historically operated in North America. Competitors with lower production costs may gain market share in the combined company’s key market segments, which may have an adverse effect on the pricing of the products of the combined company.
     Although the PCB Subsidiaries have historically operated in Asia, the PCB Combination and the integration of the PCB Subsidiaries with our company, which has historically operated in North America, may result in the combined company being at a competitive disadvantage with respect to price when compared to manufacturers with other lower-cost facilities in Asia and other locations. We believe price competition from PCB manufacturers in Asia and other locations with lower production costs may play an increasing role in the market. While historically our and the PCB Subsidiaries’ competitors in these locations have produced less technologically advanced PCBs, they continue to expand their capacity and capabilities with advanced equipment to produce higher technology PCBs. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share, which may force the combined company to lower its prices, which would reduce the combined company’s gross margins.
     The PCB Subsidiaries’ manufacturing facilities are located in Hong Kong and the PRC. To the extent that other cost-competitive regions begin to enter into PCB production and start to draw foreign investment into their domestic PCB industries or establish domestic markets for such products, the combined company may face greater competition for its products. Correspondingly, if conditions in the PCB products markets in the PRC and Hong Kong deteriorate, particularly for reasons such as increases in labor or other costs, migration of the supply chain outside of the PRC and Hong Kong, or decreases in demand for PCBs in the PRC, then production and consumption of PCBs may shift to these other regions. The inability of the combined company to shift its production and sales to these regions could have a material adverse effect on its results of operations and financial condition.
A trend toward consolidation among customers could adversely affect the combined company’s business.
     Recently, some of our large customers have consolidated and further consolidation of customers may occur. Depending on which organization becomes the controller of the supply chain function following the consolidation, the combined company may not be retained as a preferred or approved supplier. In addition, product duplication could result in the termination of a product line that we currently support and that the combined company would support. While there is potential for

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increasing the combined company’s position with the combined customers, there does exist the potential for decreased revenue if the combined company is not retained as a continuing supplier. The combined company would also face the risk of increased pricing pressure from the combined customers because of its increased market share.
The combined company’s failure to comply with the requirements of environmental laws could result in litigation, fines, and revocation of permits necessary to its manufacturing processes. Failure to operate in conformance with environmental laws could lead to debarment from participation in federal government contracts.
     Our and the PCB Subsidiaries’ operations are, and the combined company’s operations would be, regulated under a number of federal, state, local, and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage, and disposal of such materials. In the U.S., these laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Superfund Amendment and Reauthorization Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Federal Motor Carrier Safety Improvement Act. There are also analogous state, local, and foreign laws that would apply to the combined company, including stringent environmental regulations in the PRC. Compliance with these environmental laws is a major consideration for the combined company because the combined company’s manufacturing processes would use and generate materials classified as hazardous. Because we and the PCB Subsidiaries use hazardous materials and generate hazardous wastes in our manufacturing processes, we and the combined company may be subject to potential financial liability for costs associated with the investigation and remediation of our sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we, the PCB Subsidiaries, and the combined company fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes the combined company would likely generate include spent ammoniacal and cupric etching solutions, metal stripping solutions, waste acid solutions, waste alkaline cleaners, waste oil, and waste waters that contain heavy metals such as copper, tin, lead, nickel, gold, silver, cyanide, and fluoride; and both filter cake and spent ion exchange resins from equipment used for on-site waste treatment.
     Any material violations of environmental laws or failure to maintain required environmental permits could subject the combined company to fines, penalties, and other sanctions, including the revocation of effluent discharge permits, which could require the combined company to cease or limit production at one or more of its facilities, and harm its business, results of operations, and financial condition. Even if the combined company were to ultimately prevail, environmental lawsuits against it would be time consuming and costly to defend.
     Prior to our acquisition of our PCG business, PCG made legal commitments to the U.S. Environmental Protection Agency and to the State of Connecticut regarding settlement of enforcement actions related to the PCG operations in Connecticut. The obligations include fulfillment of a Compliance Management Plan and installation of two rinse water recycling systems at the Stafford, Connecticut facilities. Failure to meet either commitment could result in further costly enforcement actions, including exclusion from participation in defense and other federal contracts, which would materially harm our business, results of operations, and financial condition.

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     Environmental laws also could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We and the PCB Subsidiaries operate, and the combined company would operate, in environmentally sensitive locations, and we are subject to potentially conflicting and changing regulatory agendas of political, business, and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling, or disposal might require a high level of unplanned capital investment or global relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm the combined company’s business, results of operations, and financial condition.
     We have been increasingly required to certify compliance to various material content restrictions in our products based on laws of various jurisdictions or territories such as the Restriction of Hazardous Substances, or RoHS, and Registration, Evaluation, Authorization and Restriction of Chemicals, or REACH, directives in the European Union and China’s RoHS legislation. New York City has adopted identical restrictions and many U.S. states are considering similar rules and legislation. In addition, we must also certify as to the non-applicability to the European Union’s Waste Electrical and Electronic Equipment directive for certain products that it manufactures. As with other types of product certifications that we routinely provide, we may incur liability and pay damages if our products do not conform to our certifications. The combined company would remain subject to these certification requirements and the liability that results from those requirements.
     Like us, Meadville and the PCB Subsidiaries are subject to a variety of environmental laws and regulations in Hong Kong and the PRC which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. The manufacturing of their products generates gaseous chemical wastes, liquid wastes, waste water, and other industrial wastes in various stages of the manufacturing process. Production sites in Hong Kong and in the PRC are subject to regulation and periodic monitoring by the relevant environmental protection authorities. Environmental claims or the failure to comply with current or future regulations could result in the assessment of damages or imposition of fines against the combined company, suspension of production, or cessation of operations. New regulations could require the combined company to acquire costly equipment or to incur other significant expenses. Any failure by the combined company to control the use of, or adequately restrict the discharge of, hazardous substances could subject it to substantial future liabilities.
The combined company would be exposed to the credit risk of some of its customers and to credit exposures in weakened markets.
     Most of the combined company’s sales would be on an “open credit” basis, with standard industry payment terms. The combined company would monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts it believes the customers can pay, and maintain reserves the combined company believes are adequate to cover exposure for doubtful accounts. During periods of economic downturn in the electronics industry and the global economy, the combined company’s exposure to credit risks from its customers increases. Although we and the PCB Subsidiaries have, and the combined company would have, programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing the combined company’s credit risks.

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     Our ten largest customers accounted for approximately 50% and 44% of our net sales for the years ended December 31, 2008 and 2007, respectively. The ten largest customers of the PCB Subsidiaries accounted for approximately 51.1% and 50.3% of their combined net sales for the years ended December 31, 2008 and 2007, respectively. Additionally, the OEM customers often direct a significant portion of their purchases through a relatively limited number of EMS companies. Our and the PCB Subsidiaries’ contractual relationships are often with the EMS companies, who are obligated to pay us or the PCB Subsidiaries for their products. Because we expect the combined company’s OEM customers to continue to direct sales to EMS companies, we expect that the combined company would continue to be subject to this credit risk with a limited number of EMS customers. If one or more significant customers were to become insolvent or were otherwise unable to pay amounts owing to the combined company, the combined company’s results of operations would be harmed.
     Many of the combined company’s customers would be EMS companies located outside of the U.S. The combined company’s exposure is likely to increase as these foreign customers continue to expand. With the primary exception of sales from the combined company’s facilities in China and a portion of sales from our current Ireland sales office, the combined company’s foreign sales would be denominated in U.S. Dollars and would not typically be on the same “open credit” basis and terms described above.
The combined company would rely on suppliers for the timely delivery of raw materials and components used in manufacturing its PCB and backplane assemblies, and an increase in industry demand or the presence of a shortage for these raw materials or components may increase the price of these raw materials or components and decrease anticipated gross margins. If a raw material supplier fails to satisfy the combined company’s product quality standards, it could harm customer relationships.
     To manufacture PCBs, the combined company would use raw materials such as laminated layers of fiberglass, copper foil, chemical solutions, gold, and other commodity products, which it would order from its suppliers. Although we and the PCB Subsidiaries have historically had preferred suppliers for most of these raw materials, the materials we and the PCB Subsidiaries use, and the combined company would use, are generally readily available in the open market, and numerous other potential suppliers exist. In the case of backplane assemblies, components include connectors, sheet metal, capacitors, resistors, and diodes, many of which are custom made and would be controlled by the combined company’s customers’ approved vendors. These components for backplane assemblies in some cases have limited or sole sources of supply. From time to time, the combined company would likely experience increases in raw material or component prices, based on demand trends, which can negatively affect gross margins. In addition, consolidations and restructuring in the combined company’s supplier base may result in adverse materials pricing due to reduction in competition among suppliers. Furthermore, if a raw material or component supplier fails to satisfy the combined company’s product quality standards, it could harm customer relationships. Suppliers may from time to time extend lead times, limit supplies, or increase prices, due to capacity constraints or other factors, which could harm the combined company’s ability to deliver products on a timely basis.

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     We and the PCB Subsidiaries have recently experienced an increase in the price we pay for gold. In general, we and the PCB Subsidiaries have been able to pass this price increase on to our customers, but there can be no assurance that we and the PCB Subsidiaries, or the combined company, would continue to be able to do so in the future.
If the combined company is unable to respond to rapid technological change and process development, it may not be able to compete effectively.
     The market for our and the PCB Subsidiaries’ manufacturing services is characterized by rapidly changing technology and continual implementation of new production processes. The future success of the combined company’s business would depend in large part upon its ability to maintain and enhance its technological capabilities, to manufacture products that meet changing customer needs, and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain the combined company’s technological position would increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. The combined company may not be able to respond to technological changes as quickly as its competitors.
     In addition, the PCB industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. The combined company may not respond effectively to the technological requirements of the changing market. If the combined company needs new technologies and equipment to remain competitive, the development, acquisition, and implementation of those technologies and equipment may require it to make significant capital investments. There is no assurance it would be able to acquire such technology or equipment on reasonable terms or at all, or if acquired, implement it on a timely and profitable basis.
If the combined company is unable to provide its customers with high-end technology, high quality products, and responsive service, or if it is unable to deliver its products to its customers in a timely manner, the combined company’s results of operations and financial condition may suffer.
     In order to maintain our and the PCB Subsidiaries’ existing PCB customer base and obtain business from new customers, the combined company must demonstrate its ability to produce its products at the level of technology, quality, responsiveness of service, timeliness of delivery, and at costs that our customers require. If the combined company’s products are of substandard quality, if they are not delivered on time, if the combined company is not responsive to its customers’ demands, or if it cannot meet its customers’ technological requirements, the combined company’s reputation as a reliable supplier of PCB products would likely be damaged. If the combined company is unable to meet these product and service standards it may be unable to obtain new contracts or keep our and the PCB Subsidiaries’ existing customers, and this could have a material adverse effect on its results of operations and financial condition.

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If the combined company is unable to maintain satisfactory capacity utilization rates, its results of operations and financial condition would be adversely affected.
     Given the high fixed costs of our and the PCB Subsidiaries’ operations, decreases in capacity utilization rates can have a significant effect on our businesses. Accordingly, the combined company’s ability to maintain or enhance gross margins would continue to depend, in part, on maintaining satisfactory capacity utilization rates. In turn, its ability to maintain satisfactory capacity utilization would depend on the demand for its products, the volume of orders it receives, and its ability to offer products that meet its customers’ requirements at competitive prices. If current or future production capacity fails to match current or future customer demands, the combined company’s facilities would be underutilized and would be less likely to achieve expected gross margins.
Competition in the PCB market is intense, and the combined company could lose market share if it is unable to maintain its current competitive position in end markets using quick-turn, high technology, and high-mix manufacturing services.
     The PCB industry is intensely competitive, highly fragmented, and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins, and loss of market share. Our principal North American PCB competitors include Coretec, DDi, Endicott Interconnect Technologies, Firan Technology Group, ISU/Petasys, Merix, Pioneer Circuits, and Sanmina-SCI. Our principal international PCB competitors include Elec & Eltek, Hitachi, Ibiden, ISU/Petasys, Meadville, and Multek. Our principal assembly competitors in Asia include Amphenol, Sanmina-SCI, Simclar, TT Electronics, and Viasystems. The PCB Subsidiaries’ principal competitors include China Circuit, Compeq. Elec & Eltek, Founder Holdings, Gold Circuit, Nan Ya, Shenzhen Shennan Circuit, Tripod Technology, Unimicron, Unitech, and WUS. The PCB subsidiaries’ principal international competitors include AT&S, Merix, Multex, and Viasystems. The combined company is expected to compete on an international basis, and new and emerging technologies may result in new competitors entering the combined company’s market.
     Some of the combined company’s competitors and potential competitors would have advantages over the combined company, including:
•	greater financial and manufacturing resources that can be devoted to the development, production, and sale of their products;

•	more established and broader sales and marketing channels;

•	more manufacturing facilities worldwide, some of which are closer in proximity to OEMs;

•	more manufacturing facilities that are located in countries with lower production costs;

•	lower capacity utilization, which in peak market conditions can result in shorter lead times to customers;

•	ability to add additional capacity faster or more efficiently;

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•	preferred vendor status with existing and potential customers;

•	greater name recognition; and

•	larger customer bases.
     In addition, these competitors may respond more quickly to new or emerging technologies, or adapt more quickly to changes in customer requirements, and devote greater resources to the development, promotion, and sale of their products than would the combined company. The combined company would be required to continually develop improved manufacturing processes to meet its customers’ needs for complex products. Our and the PCB Subsidiaries’ manufacturing process technology is generally not subject to significant proprietary protection. During recessionary periods in the electronics industry, our historic strategy of providing quick-turn services, an integrated manufacturing solution, and responsive customer service may take on reduced importance to the combined company’s customers. As a result, the combined company may need to compete more on the basis of price, which could cause its gross margins to decline. Periodically, PCB manufacturers and backplane assembly providers experience overcapacity. Overcapacity, combined with weakness in demand for electronic products, would result in increased competition and price erosion for the combined company’s products.
Our and the PCB Subsidiaries’ results of operations are often subject to demand fluctuations and seasonality. With a high level of fixed operating costs, even small revenue shortfalls would decrease the combined company’s gross margins and potentially cause the trading price of our common stock to decline.
     Our and the PCB Subsidiaries’ results of operations fluctuate for a variety of reasons, including:
•	timing of orders from and shipments to major customers;

•	the levels at which they utilize manufacturing capacity;

•	price competition;

•	changes in the mix of revenues generated from quick-turn versus standard delivery time services;

•	expenditures, charges, or write-offs, including those related to acquisitions, facility restructurings, or asset impairments; and

•	expenses relating to expanding existing manufacturing facilities.
     A significant portion of our operating expenses are relatively fixed in nature, and planned expenditures are based in part on anticipated orders. We expect that the combined company would operate on a similar basis. Accordingly, unexpected revenue shortfalls may decrease the combined company’s gross margins. In addition, we have experienced sales fluctuations due to seasonal patterns in the capital budgeting and purchasing cycles, as well as inventory management practices of its

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customers and the end markets it serves. In particular, the seasonality of the computer industry and quick-turn ordering patterns affects the overall PCB industry. These seasonal trends have caused fluctuations in our operating results in the past and may continue to do so in the future, including for the combined company. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, our consolidated future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock likely would be adversely affected.
Because the combined company intends to sell primarily on a purchase order basis, it would be subject to uncertainties and variability in demand by its customers that could decrease revenues and harm its operating results.
     We generally sell, and the combined company is expected to sell, to customers on a purchase order basis rather than pursuant to long-term contracts. Quick-turn orders are subject to particularly short lead times. Consequently, sales are subject to short-term variability in demand by customers. Customers submitting purchase orders may cancel, reduce, or delay their orders for a variety of reasons. The level and timing of orders placed by the combined company’s customers may vary due to:
•	customer attempts to manage inventory;

•	changes in customers’ manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of PCB manufacturers or backplane assembly service providers used or to manufacture or assemble its own products internally;

•	variation in demand for its customers’ products; and

•	changes in new product introductions.
     We and the PCB Subsidiaries have periodically experienced terminations, reductions, and delays in our respective customers’ orders. Further terminations, reductions, or delays in customers’ orders could harm the combined company’s business, results of operations, and financial condition. In addition, significant cancellations or deferrals could cause the combined company to hold excess inventory of certain raw materials supplied for the cancelled product for which it has taken delivery and which could reduce its profit margins and restrict its ability to fund its operations.
The increasing prominence of EMS providers in the PCB industry could adversely impact the combined company’s anticipated gross margins, potential sales, and customers.
     Sales to EMS providers represented approximately 52% and 53% of our net sales for the years ended December 31, 2008 and 2007, respectively. Sales to EMS providers include sales directed by OEMs as well as orders placed with us at the EMS providers’ discretion. EMS providers source on a global basis to a greater extent than OEMs. The growth of EMS providers increases the purchasing power of such providers and could result in increased price competition or the loss of existing OEM customers. In addition, some EMS providers, including some of our and the PCB Subsidiaries’ customers, have the ability to directly manufacture PCBs and create backplane assemblies. If a

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significant number of other EMS customers were to acquire these abilities, the combined company’s customer base might shrink, and its expected and actual sales might decrease substantially. Moreover, if any of the combined company’s OEM customers outsource the production of PCBs and creation of backplane assemblies to these EMS providers, the combined company’s business, results of operations, and financial condition may be harmed.
If events or circumstances occur in the combined company’s business that indicate that its goodwill and definite-lived intangibles may not be recoverable, it could have impairment charges that would negatively affect its earnings.
     As of September 28, 2009, our consolidated balance sheet reflected approximately $30.1 million of goodwill and definite-lived intangible assets. We evaluate whether events and circumstances have occurred, such as the potential for reduced expectations for future cash flows coupled with further decline in the market price of our stock and market capitalization that may indicate that the remaining balance of goodwill and definite-lived intangible assets may not be recoverable. If factors indicate that assets are impaired, the combined company would be required to reduce the carrying value of its goodwill and definite-lived intangible assets, which could harm the combined company’s results during the periods in which such a reduction is recognized. The combined company’s goodwill and definite-lived intangible assets may increase in future periods if it consummates other acquisitions. Amortization or impairment of these additional intangibles would, in turn, harm the combined company’s earnings.
Damage to the combined company’s manufacturing facilities due to fire, natural disaster, or other events could harm its financial results.
     We have U.S. manufacturing and assembly facilities in California, Connecticut, Utah, and Wisconsin, and also have an assembly facility in the PRC. The PCB Subsidiaries have various PCB facilities in the PRC in Dongguan, Guangzhou, Shanghai, and Suzhou and in Hong Kong. The destruction or closure of any of the combined company’s facilities for a significant period of time as a result of fire, explosion, blizzard, act of war or terrorism, flood, tornado, earthquake, lightning, or other natural disaster could harm the combined company financially, increasing its costs of doing business and limiting its ability to deliver its manufacturing services and products on a timely basis.
The combined company’s manufacturing processes would depend on the collective industry experience of its employees. If a significant number of these employees were to leave the employ of the combined company, it could limit its ability to compete effectively and could harm the combined company’s financial results.
     The combined company would have limited patent or trade secret protection for its manufacturing processes. We and the PCB Subsidiaries rely on the collective experience of our employees involved in their manufacturing processes to ensure that we continuously evaluate and adopt new technologies in our industry. Pursuant to relevant agreements, the PCB Subsidiaries have been granted the right to use certain of their customers’ intellectual property and strategic partners’ proprietary technology for the production of certain products. Although the combined company would not be dependent on any one employee or a small number of employees, if a significant number of the combined company’s employees involved in its manufacturing processes were to leave its

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employment, and the combined company is not able to replace these people with new employees with comparable experience, the combined company’s manufacturing processes might suffer as the combined company might be unable to keep up with innovations in the industry. Further, employees who leave the combined company may take their experience to one of the combined company’s competitors, and those competitors could develop an advantage over the combined company in the sophistication of their manufacturing techniques. As a result, the combined company may lose its ability to continue to compete effectively.
The combined company’s business may suffer if any of its key senior executives discontinue employment with the combined company or if the combined company is unable to recruit and retain highly skilled engineering and sales staff.
     The combined company’s future success would depend to a large extent on the services of its key managerial employees. In particular, Meadville and the PCB Subsidiaries have depended on the continued service of its executive officers, including its executive directors Mr. Tang, Mr. Tang Chung Yen, Tom (who we refer to as Tom Tang), Mr. Chung Tai Keung, Canice (who we refer to as Canice Chung), and Ms. Tang Ying Ming, Mai (who we refer to as Mai Tang). The combined company may not be able to retain its executive officers and key personnel or attract additional qualified management in the future. Its business also would depend on its continuing ability to recruit, train, and retain highly qualified employees, particularly engineering, sales, and marketing personnel. The competition for these employees is intense, including in the PRC, and the loss of these employees could harm the combined company’s business. Further, the combined company’s ability to successfully integrate the acquired companies depends in part on its ability to retain key management and existing employees at the time of the acquisition. The combined company may need to increase employee compensation levels in order to attract and retain existing executive officers and certain other employees as well as hire new employees.
The combined company may be exposed to intellectual property infringement claims by third parties that could be costly to defend, could divert management’s attention and resources, and if successful, could result in liability.
     The combined company could be subject to legal proceedings and claims for alleged infringement by it of third-party proprietary rights, such as patents, from time to time in the ordinary course of business. It is possible that the circuit board designs and other specifications supplied to the combined company by its customers might infringe on the patents or other intellectual property rights of third parties, in which case the combined company’s manufacture of PCBs according to such designs and specifications could expose it to legal proceedings for allegedly aiding and abetting the violation, as well as to potential liability for the infringement. If the combined company did not prevail in any litigation resulting from any such allegations, its business could be harmed. Any such claim, regardless of its merits, could result in substantial costs and diversion of resources that could materially and adversely affect the combined company’s business and operating results.

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The combined company would be subject to extensive governmental regulations, policies, and controls in the U.S., the PRC, and elsewhere.
     The combined company’s failure to comply with any of such present or future regulatory requirements or contractual obligations could result in suspension of production, prohibitions on sales or product recalls, or in its being directly or indirectly liable for costs, civil or criminal fines or penalties, and third-party claims. In addition, such regulations could jeopardize the combined company’s ability to conduct business in the jurisdictions implementing them or require it to incur significant expenses associated with compliance. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S., the PRC, or elsewhere could also materially and adversely affect the combined company’s business. Additionally, foreign governments may impose tariffs, duties, and other import restrictions on raw materials that the combined company would obtain from non-domestic suppliers and may impose export restrictions on products that it would sell internationally. The imposition of regulations, tariffs, duties, or restrictions could materially and adversely affect the combined company’s business, results of operations, and financial condition.
We depend heavily on a single end customer, the U.S. government, for a substantial portion of our business, including programs subject to security classification restrictions on information. Changes affecting the government’s capacity to do business with us or our direct customers or the effects of competition in the defense industry could have a material adverse effect on the combined company’s business.
     A significant portion of our revenues have historically been derived from products and services ultimately sold to the U.S. government and is therefore affected by, among other things, the federal budget process. We are a supplier, primarily as a subcontractor, to the U.S. government and its agencies as well as foreign governments and agencies. These contracts are subject to the respective customers’ political and budgetary constraints and processes, changes in customers’ short-range and long-range strategic plans, the timing of contract awards, and in the case of contracts with the U.S. government, the congressional budget authorization and appropriation processes, the government’s ability to terminate contracts for convenience or for default, as well as other risks such as contractor suspension or debarment in the event of certain violations of legal and regulatory requirements. The termination or failure to fund one or more significant contracts by the U.S. government, or the U.S. government’s determination not to use the combined company as a supplier, could have a material adverse effect on the combined company’s business, results of operations, or prospects. The substantial foreign ownership of our shares following the PCB Combination may limit the combined company’s ability to work on certain projects for the U.S. government, especially projects with security requirements.
The U.S. Defense Security Service and CFIUS may take measures to protect classified projects and national security.
     Due to the substantial foreign ownership of our shares following the PCB Combination, the U.S. Defense Security Service and CFIUS may take measures to protect classified projects and national

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security. Certain measures and conditions may be imposed on the combined company, which may materially and adversely affect the combined company’s operating results, due to increasing the costs of the combined company for directors and other security measures and limiting the combined company’s control over certain U.S. facilities, contracts, personnel, and operations.
Increasingly, our larger customers are requesting that we enter into supply agreements with them that have increasingly restrictive terms and conditions. These agreements typically include provisions that increase our financial exposure, which could result in significant costs to the combined company.
     Our supply agreements with our customers typically include provisions that generally serve to increase our exposure for product liability and warranty claims — as compared to our standard terms and conditions — which could result in higher costs to the combined company as a result of such claims. In addition, these agreements typically contain provisions that seek to limit our operational and pricing flexibility and extend payment terms, which can adversely impact the combined company’s cash flow and results of operations.
Products that the combined company manufactures may contain design or manufacturing defects, which could result in reduced demand for the combined company’s services and liability claims against the combined company.
     A significant component of the combined company’s business would involve manufacturing products to its customers’ specifications, which are highly complex and may contain design or manufacturing errors or failures, despite quality control and quality assurance efforts. Defects in the products the combined company manufactures, whether caused by a design, manufacturing, or materials failure or error, may result in delayed shipments, customer dissatisfaction, a reduction or cancellation of purchase orders, or liability claims against the combined company. If these defects occur either in large quantities or too frequently, the combined company’s business reputation may be impaired. Our sales mix has shifted towards standard delivery time products, which have larger production runs, thereby increasing our exposure to these types of defects. Since the combined company’s products would be used in products that are integral to its customers’ businesses, errors, defects, or other performance problems could result in financial or other damages to its customers beyond the cost of the PCB, for which the combined company may be liable. Although the combined company’s invoices and sales arrangements would generally contain provisions designed to limit its exposure to product liability and related claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against the combined company, even if it were unsuccessful, would be time consuming and costly to defend and could impair the combined company’s reputation and relationships with customers. Although we maintain, and we expect that the combined company would seek to maintain, technology errors and omissions insurance, we cannot assure you that the combined company would be able to purchase such insurance coverage in the future on terms that are satisfactory to the combined company, if at all.

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We are subject to risks of currency fluctuations and currency exchange risks, and the combined company would continue to be subject to such risks.
     A portion of the combined company’s cash and other current assets would be held in currencies other than the U.S. Dollar. Changes in exchange rates among other currencies and the U.S. Dollar would affect the value of these assets as translated to U.S. Dollars in the combined company’s balance sheet. To the extent that we ultimately decide to repatriate some portion of these funds to the U.S., the actual value transferred could be impacted by movements in exchange rates. Any such type of movement could negatively impact the amount of cash available to fund operations or to repay debt. Significant inflation or disproportionate changes in foreign exchange rates could occur as a result of general economic conditions, acts of war or terrorism, changes in governmental monetary or tax policy, or changes in local interest rates.
     As a result of this, and due to the fact that a substantial portion of the combined company’s operating costs are expected to be denominated in Renminbi, or RMB, a portion of the combined company’s results of operations will be exposed to fluctuations between the U.S. Dollar and the RMB. The impact of future exchange rate fluctuations between the U.S. Dollar and the RMB cannot be predicted. To the extent that the PCB Subsidiaries have, or the combined company will have, outstanding indebtedness denominated in the RMB, the appreciation of the RMB against the U.S. Dollar will have an adverse impact on the financial condition and results of operations (including the cost of servicing, and the value in our balance sheet of, the RMB-denominated indebtedness) of the combined company.
     The PRC government imposes control over the convertibility of RMB into foreign currencies. Pursuant to certain PRC regulations, conversion of RMB into foreign exchange from foreign exchange accounts in the PRC is based on, among other things, a board resolution declaring the distribution of a dividend and payment of profits. Remittance of such amounts to foreign investors from the foreign exchange accounts of the foreign invested enterprises in the PRC or conversion of the RMB into foreign currencies at designated foreign exchange banks for the remittance of dividends and profits do not require permission from the State Administration of Foreign Exchange, or SAFE, and other applicable governmental authorities of the PRC do not impose restrictions on the category of recurring international payments and transfers. However, conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, must be approved by SAFE and the relevant branch. These regulations and procedures would subject the combined company to further currency exchange risks.
We export defense and commercial products from the United States to other countries, and Meadville exports various products from the PRC. If the combined company were to fail to comply with export laws, it could be subject to fines and other punitive actions.
     Exports from the United States are regulated by the U.S. Department of State and U.S. Department of Commerce, and exports from the PRC are regulated by certain PRC authorities. Other foreign countries also regulate exports of products that may be manufactured by the combined

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company. Failure to comply with these regulations can result in significant fines and penalties. Additionally, violations of these laws can result in punitive penalties, which would restrict or prohibit the combined company from exporting certain products, resulting in significant harm to the combined company’s business.
Our business has benefited from OEMs deciding to outsource their PCB manufacturing and backplane assembly needs to us. If OEMs choose to provide these services in-house or select other providers, the business of the combined company could suffer.
     The combined company’s future revenue growth partially depends on new outsourcing opportunities from OEMs. Our and the PCB Subsidiaries’ current and prospective customers continuously evaluate our and the PCB Subsidiaries’ performance against other providers. They also evaluate the potential benefits of manufacturing their products themselves. To the extent that outsourcing opportunities are not available either due to OEM decisions to produce these products themselves or to use other providers, the combined company’s financial results and future growth could be adversely affected.
The combined company may not be able to fully recover its costs for providing design services to its customers, which could harm its financial results.
     Although we and the PCB Subsidiaries have historically entered into design service activities with purchase order commitments, the cost of labor and equipment to provide these services may in fact exceed what the combined company would be able to fully recover through purchase order coverage. The combined company may also be subject to agreements with customers in which the cost of these services is recovered over a period of time or through a certain number of units shipped as part of the ongoing product price. While the combined company would generally seek to make contractual provisions to recover these costs in the event that the product does not go into production, the actual recovery can be difficult to obtain and may not happen in full or at all. In other instances, the business relationship may involve investing in these services for a customer as an ongoing service not directly recoverable through purchase orders. In any of these cases, the possibility exists that some or all of these activities are considered costs of doing business, are not directly recoverable, and may adversely impact the combined company’s operating results.
Unanticipated changes in tax rates or in our assessment of the realizability of its deferred tax assets or exposure to additional income tax liabilities could affect the combined company’s operating results and financial condition.
     We are, and the combined company will be, subject to income taxes in the United States and various foreign jurisdictions. Significant judgment will be required in determining the combined company’s provision for income taxes and, in the ordinary course of business, there are many transactions and calculations in which the ultimate tax determination is uncertain. The combined company’s effective tax rates could be adversely affected by changes in the mix of earnings in countries and states with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, as well as other factors. These tax determinations are regularly subject to audit by tax authorities, and developments in those audits could adversely affect the

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
combined company’s income tax provision. Although we believe that our own tax estimates are reasonable, the final determination of tax audits or tax disputes may be different from what is reflected in our historical income tax provisions, which could affect our operating results and the operating results of the combined company.
If our net earnings do not remain at or above recent levels, or if we are not able to predict with a reasonable degree of probability that they will continue, we may have to record a valuation allowance against our net deferred tax assets.
     As of September 28, 2009, we had net deferred income tax assets of approximately $40.9 million. Based on our forecast for future taxable earnings, we believe we will utilize the deferred tax asset in future periods. However, if the estimates of future earnings are lower than expected, we may record a higher income tax provision due to a write down of our net deferred tax assets, which would reduce our earnings per share.
The combined company’s results of operations may differ significantly from the unaudited pro forma condensed combined financial data included in this proxy statement/prospectus.
     This proxy statement/prospectus includes unaudited pro forma condensed combined financial statements to illustrate the effects of the PCB Combination on our historical financial position and operating results. The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of us and the PCB Business of Meadville, giving effect to the PCB Combination as if it had been completed on January 1, 2008. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of us and the PCB Business of Meadville, giving effect to the PCB Combination as if it occurred on September 28, 2009. This unaudited pro forma financial data is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the PCB Combination been completed as of the dates or at the beginning of the periods presented, as applicable, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.
Risks Related to the Combined Company’s International Operations
Our existing backplane assembly operation serves customers and has a manufacturing facility outside the United States and is subject to the risks characteristic of international operations. These risks include significant potential financial damage and potential loss of the business and its assets.
     Because we currently have manufacturing operations and sales offices located in Asia and Europe, and the PCB Subsidiaries have facilities in the PRC, we and the combined company are subject to the risks of changes in economic and political conditions in those geographic areas, including but not limited to:
•	managing international operations;

•	export license requirements;

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
•	fluctuations in the value of local currencies;

•	labor unrest and difficulties in staffing;

•	government or political unrest;

•	longer payment cycles;

•	language and communication barriers as well as time zone differences;

•	cultural differences;

•	increases in duties and taxation levied on their products;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	limitations on imports or exports of their product offering;

•	travel restrictions;

•	expropriation of private enterprises; and

•	the potential reversal of current favorable policies encouraging foreign investment and trade.
Our and the PCB Subsidiaries’ current operations in the PRC, and ultimately the combined company’s operations in the PRC, subject us to risks and uncertainties relating to the laws and regulations of the PRC.
     Consummation of the PCB Combination would result in us having a substantially greater presence in and exposure to the PRC. Under its current leadership, the government of the PRC has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the government of the PRC will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, the PRC does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws, and the preemption of local regulations by national laws may adversely affect foreign investors. Further, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. In addition, some government policies and rules are not timely published or broadly communicated, if they are published at all. As a result, the combined company may operate its business in violation of new rules and policies without having any knowledge of their existence. These uncertainties could limit the legal protections available to the combined company.

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
     The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of capital reinvestment, growth rate, control of foreign exchange, allocation of resources, and balance of payments position. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the use of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures designed to prevent the economy from overheating. These actions, as well as future actions and policies of the PRC government, could cause a decrease in the overall level of economic activity, and consequently have an adverse impact on the combined company’s business, results of operations, and financial condition.
     Moreover, there can be no assurance that economic reform measures adopted by the PRC government, or other policies adopted in the future, will be effective or consistently applied. Furthermore, some of these measures and policies may benefit the overall economy of the PRC, but may also have a negative impact on the combined company’s business. For example, the combined company’s results of operations and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to the combined company.
The combined company’s operations would be subject to the uncertainties of the PRC legal system.
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedent. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations, and legal requirements are relatively new and are often changing and their interpretation and enforcement involve uncertainties. These uncertainties would limit the reliability of legal protections available to the combined company. We cannot predict the effect of future developments in the PRC legal system. The combined company may be required in the future to procure additional permits, authorizations, and approvals for our and the PCB Subsidiaries’ existing and the combined company’s future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material adverse effect on the combined company’s business and results of operations.

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
Due to the lack of back up facilities in the PRC, the combined company’s operations could be adversely affected by a shortage of utilities or a discontinuation of priority supply status offered for such utilities.
     The manufacturing of PCBs requires significant quantities of electricity and water. Meadville and the PCB Subsidiaries have historically purchased substantially all of the electrical power for their manufacturing plants in the PRC from local power plants. Because the PRC’s economy has recently been in a state of growth, the strain on the nation’s power plants is increasing, which has led to continuing power outages in various parts of the country. There may be times when the combined company’s operations in the PRC may be unable to obtain adequate sources of electricity to meet production requirements. Additionally, the combined company would not likely maintain any back-up power generation facilities for its operations, so if it were to lose power at any of its facilities it would be required to cease operations until power was restored. Any stoppage of power could adversely affect the combined company’s ability to meet its customers’ orders in a timely manner, thus potentially resulting in a loss of business and increased costs of manufacturing. In addition, the sudden cessation of power supply could damage the combined company’s equipment, resulting in the need for costly repairs or maintenance as well as damage to products in production, resulting in an increase in scrapped products. Similarly, the sudden cessation of the water supply to the PRC facilities could adversely affect the combined company’s ability to fulfill orders in a timely manner, potentially resulting in a loss of business and under-utilization of capacity. Various regions in the PRC have in the past experienced shortages of both electricity and water and unexpected interruptions of power supply. There can be no assurance that the combined company’s required utilities would not in the future experience material interruptions, which could have a material adverse effect on its results of operations and financial condition.
The national and regional economies in the PRC may be adversely affected by a recurrence of severe acute respiratory syndrome, or an outbreak of other epidemics such as H1N1 or avian flu, thereby affecting the combined company’s prospects.
     In June 2009, the World Health Organization, or WHO, declared the outbreak of H1N1 influenza to be a pandemic. The PRC has had reported cases of H1N1 influenza. The governments of many regions, including the government of the PRC, undertook quarantine measures. During 2004, large parts of Asia, including the Guangdong province, where the PCB Subsidiaries have operations, experienced outbreaks of avian flu which, according to a report of the WHO in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. Further, in the first half of 2003 certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to decrease in the affected regions.
     Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the national and local economies in the PRC. A recurrence of SARS or an outbreak of any other epidemics or pandemics in the PRC, such as the H1N1 influenza or avian flu, especially in the areas where we or the PCB Subsidiaries have operations, or where the combined company will have operations, may result in quarantines, temporary closures of offices and

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
manufacturing facilities, travel restrictions, or the temporary or permanent loss of key personnel. The perception that an outbreak of contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia. Any of the above may cause material disruptions to our operations, which in turn may adversely affect our financial condition and results of operations.
The PCB Subsidiaries do not currently have a certificate of state-owned land use or certificates of real estate ownership for certain of their properties in the PRC and the properties associated with certain facilities are subject to a general city re-zoning plan which, if implemented in the future, may require the combined company to relocate these facilities.
     The PCB Subsidiaries do not currently have certificates of real estate ownership for certain buildings used as dormitories and a sewage treatment center for staff dormitories in the PRC. The PCB Subsidiaries also have not obtained the relevant certificate of state-owned land use and certificates of real estate ownership for certain facilities in the PRC. Further, there is a legal defect in the leasing of a parcel of land currently used as dormitories and two buildings used as staff quarters in the PRC. We can provide no assurance that the PCB Subsidiaries will be able to obtain relevant land use certificates in a timely manner or at all, or that the combined company’s results of operations or financial condition would not be adversely affected due to the lack of such certificates. Any requirement to cease using the relevant property and premises could also have a material adverse effect on the combined company’s business.
     In addition, we understand that all of the properties where certain of the PCB Subsidiaries’ facilities are located are now subject to a general city rezoning plan which has been prepared by the Dongguan municipal government. According to the relevant PRC regulations, the general rezoning plan is made for twenty years. Under the rezoning plan, it is intended that the properties where certain of the PCB Subsidiaries’ facilities are located will be re-designated from industrial to commercial use. If and when implemented in respect of those properties, the rezoning plan may require the combined company to vacate these properties and relocate the facilities.
     In the event the combined company is required to vacate the above properties, the combined company would implement certain strategies to minimize any loss of production capacity during relocation. There can be no assurance that the combined company’s strategies to deal with the relocation of the facilities can be implemented, or that such strategies can be implemented before the combined company is required to vacate the above properties due to the proposed general city rezoning plan. If the combined company is required to relocate the facilities, the combined company’s results of operation and financial condition may be materially and adversely affected.
Risks Related to an Investment in TTM Common Stock
The market price for our common stock may be volatile before and following the PCB Combination, and many factors could cause the market price of our common stock to fall.
     Many factors could cause the market price of our common stock to rise and fall before and following the PCB Combination, including the following:
•	variations in our and the combined company’s quarterly results;

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
•	announcements of technological innovations by us and the combined company or by our competitors;

•	introductions of new products or new pricing policies by us and the combined company or by our competitors;

•	acquisitions or strategic alliances by us and the combined company or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of operating performance or changes in recommendations by any securities analysts that follow our stock; and

•	market conditions in our and the combined company’s industry, the industries of their customers, and the economy as a whole.
     In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to their operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of the actual operating performance of us or the combined company.
Holders of Meadville’s capital stock who receive shares of our common stock in the PCB Combination may face difficulty and risks in selling the shares of our common stock they receive.
     In connection with the PCB Combination transaction, Meadville’s shareholders would be given an option to either receive our common stock
•	in electronic form;

•	by providing details of such holder’s U.S. securities account to enable the shares of our common stock to be transferred directly to such U.S. securities account; or

•	by providing instructions to Meadville to sell the shares of our common stock that they would otherwise have been entitled to receive through a “dealing facility” established by Meadville and to remit the net cash proceeds from the sale to them.
     Meadville will prepare and deliver to Meadville’s shareholders an election form with the Circular provided by Meadville to allow such holders to make the election.

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
     If a Meadville shareholder elects to utilize the dealing facility, the sale price for our shares would not be subject to any minimum or maximum price but would depend on the market price over the applicable sales period and, therefore, our shares may be sold at prices that are substantially lower than the current trading price of our shares or the trading price of our shares on the date of the sale by the placing agent or agents. No assurance can be given as to the sale price that Meadville shareholders would receive for their TTM shares through the dealing facility. The cash proceeds from the sale, net of certain transaction expenses (including any underwriting commission or placing fees and transfer taxes (if any)), will be remitted to the Meadville shareholders who have elected or who are deemed to have elected to participate in the dealing facility. There can be no assurance that the transaction expenses incurred by Meadville, and ultimately borne by the Meadville shareholders electing to use the dealing facility, will be less than the expenses a Meadville shareholder would incur if it were to sell the TTM shares on its own.
The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.
     Sales of a substantial number of shares of our common stock in the public markets following the PCB Combination, or the perception that these sales might occur, and the issuance of a substantial number of shares of our common stock in connection with the PCB Combination (and the special dividend of such shares to Meadville shareholders, or the sale thereof, at the election of Meadville shareholders, to the public through the dealing facility), could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.
We may not pay dividends on our common stock in the immediate future.
     We have not declared or paid cash dividends since 2000. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends on our common stock. Payments of any cash dividends on our common stock in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors. Further, we may enter into credit arrangements and other lending arrangements that prohibit us from paying dividends on our common stock without the consent of our lenders.
Provisions of our Certificate of Incorporation, Bylaws, and Delaware law could delay or prevent a change in control of us and entrench current management.
     Our Certificate of Incorporation, our Bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.
     Our Certificate of Incorporation and Bylaws provide that our board of directors will be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of our board of directors until our second annual stockholder meeting following the date the acquirer obtains the controlling share interest. The classified board of directors provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.
     In addition, our Certificate of Incorporation and Bylaws:
•	authorize our board of directors to issue one or more classes or series of preferred stock and to determine, with respect to any series of preferred stock, the designations, preferences, voting powers, qualifications, special or relative rights, and privileges without any further vote or action by our stockholders;

•	provide that directors may be removed by stockholders only for cause upon the affirmative vote of stockholders holding not less than a majority of the shares entitled to vote;

•	provide that special meetings of stockholders may be called by the chairman of the board of directors, our chief executive officer, a majority of the board of directors, our Secretary, or at the written demand of our stockholders holding at least a majority of all the shares entitled to vote on the proposed issues;

•	establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected; and

•	provide that provisions of our Certificate of Incorporation and Bylaws, including certain provisions related to directors, annual and special meetings of stockholders, special stockholder notice provisions, and special stockholder voting requirements, may be amended only by the holders of at least 80% of the shares entitled to vote at an annual or special meeting of stockholders.
     Section 203 of the Delaware General Corporation Law applies to our company. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested shareholder” for a three-year period following the time that such shareholder becomes an interested shareholder unless the following conditions have been satisfied:

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 662/3% of the outstanding voting stock that is not owned by the interested shareholder.
     Section 203 generally defines an “interested shareholder” to include, subject to various exceptions, the following:
•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.
     Section 203 generally defines a “business combination” to include the following:
•	any merger or consolidation of the corporation or any majority-owned subsidiary with the interested shareholder, or with any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested shareholder and as a result of the merger or consolidation the foregoing rules under
     Section 203 do not apply to the surviving entity;
•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 10% or more of the assets of the corporation with or to an interested shareholder;

•	certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested shareholders; and

•	receipt by the interested shareholder of the benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, or other financial benefits.

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APPENDIX III	RISK FACTORS AS EXTRACTED FROM THE FORM S-4
     Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested shareholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or shareholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our Certificate of Incorporation nor our Bylaws exempt our company from the restrictions imposed by Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested shareholder, either the business combination or the transaction that results in the acquirer becoming an interested shareholder.

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APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     Meadville is incorporated in the Cayman Islands and currently operates subject to Cayman Islands law. Once the Deregistration and Continuation becomes effective, Meadville will become a BVI business company limited by shares under the BVI Companies Act and be subject to BVI law.
     Set out below is a summary comparison of certain provisions of the Cayman Islands Companies Law and the BVI Companies Act. The summary does not purport to be a complete review of all relevant matters of the Cayman Islands Companies Law and the BVI Companies Act and taxation or to contain all applicable qualifications and exceptions. Any person wishing to have a detailed summary of the Cayman Islands Companies Law or the BVI Companies Act or advice on the differences between the laws of those jurisdictions and the laws of any other jurisdiction is recommended to seek independent legal advice.
1. CAYMAN ISLANDS COMPANIES LAW
(a) Share capital
     The Cayman Islands Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premium on those shares shall be transferred to an account, to be called the “share premium account”. At the option of a company, these provisions may not apply to premium on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Islands Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in: (i) paying distributions or dividends to shareholders; (ii) paying up unissued shares of the company to be issued to shareholders as fully paid bonus shares; (iii) the redemption and repurchase of shares (subject to the provisions of section 37 of the Cayman Islands Companies Law); (iv) writing-off the preliminary expenses of the company; (v) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (vi) providing for the premium payable on redemption or purchase of any shares or debentures of the company.
     No distribution or dividend may be paid to shareholders out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course of its business.
     The Cayman Islands Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands (the “Court”), a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.
     The existing articles of association of Meadville (“Existing Articles”) includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(b) Financial assistance to purchase shares of a company or its holding company
     Subject to all applicable laws, a company may give financial assistance to directors and employees of the company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the company or shares in any subsidiary or holding company. Further, subject to all applicable laws, a company may give financial assistance to a trustee for the acquisition of shares in the company or shares in any such subsidiary or holding company to be held for the benefit of employees of the company, its subsidiaries, its holding company or any subsidiary of any such holding company (including salaried directors).
     There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.
(c) Purchase of shares and warrants by a company and its subsidiaries
     Subject to the provisions of the Cayman Islands Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any shareholder of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.
     A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company’s memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.
     Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(d) Dividends and distributions
     With the exception of section 34 of the Cayman Islands Companies Law, there is no statutory provision relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Cayman Islands Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account.
(e) Protection of minorities
     The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge: (i) an act which is ultra vires the company or illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.
     In the case of a company (not being a bank) having a share capital divided into shares, the Court may, on the application of shareholders holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Court shall direct.
     Any shareholder of a company may petition the Court which may make a winding-up order if the Court is of the opinion that it is just and equitable that the company should be wound up.
     Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.
(f) Management
     The Cayman Islands Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties, must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
(g) Accounting and auditing requirements
     A company shall cause proper books of account to be kept with respect to: (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of a company’s affairs and to explain its transactions.
(h) Exchange control
     There are no exchange control regulations or currency restrictions in the Cayman Islands.
(i) Taxation
     Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, Meadville has obtained an undertaking from the Governor-in-Cabinet of the Cayman Islands:
(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to Meadville or its operations; and

(ii)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of Meadville.
     The undertaking for Meadville is for a period of 20 years from 26 September 2006.
     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to Meadville levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.
(j) Stamp duty on transfers
     No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.
(k) Loans to directors
     There is no express provision in the Cayman Islands Companies Law prohibiting the making of loans by a company to any of its directors.
(l) Inspection of corporate records
     Shareholders of a company have no general right under the Cayman Islands Companies Law to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as are set out in the company’s articles of association.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or outside the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Cayman Islands Companies Law for an exempted company to make any returns of shareholders to the Cayman Registrar. The names and addresses of the shareholders are, accordingly, not a matter of public record and are not available for public inspection.
(m) Winding up
     A company may be wound up by either an order of the Court or by a special resolution of its shareholders. The Court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Court, just and equitable to do so.
     A company may be wound up voluntarily when the shareholders so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.
     For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorised to be done by the official liquidator is to be done by all or any one or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a shareholders’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.
     Upon the appointment of a liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.
     As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding-up has been conducted and the property of the company

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Cayman Islands Companies Law) or otherwise as the Cayman Registrar may direct.
(n) Reconstructions
     There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Court. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.
(o) Compulsory acquisition
     Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.
(p) Indemnification
     Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).
2. BVI COMPANIES ACT
(a) Share capital
     The BVI Companies Act provides that, subject to the memorandum and articles of association of a company, a share may be issued with or without a par value. Where a company issues shares with par value, the consideration for a share shall not be less than the par value of the share. A share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how) services rendered or a contract for future services.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     Subject to the memorandum and articles of association of a company, its directors have the power to issue shares of the company from time to time. The memorandum of association of a business company limited by shares must set out: (i) either the maximum number of shares the company is authorised to issue or state that the company is authorised to issue an unlimited number of shares; and (ii) the classes of shares that the company is authorised to issue, and if the company is authorised to issue two or more classes, the rights, privileges, restrictions and conditions attaching to each class of shares. Subject to the BVI Companies Act and to the company’s memorandum or articles, shares may be issued, and options to acquire shares in a company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.
     The issue by a company of a share that: (i) increases a liability of a person; or (ii) imposes a new liability on a person to the company, is void if that person, or an authorised agent of that person, does not agree in writing to becoming the holder of that share. A share is deemed issued when the name of the shareholder is entered in the company’s register of members.
     A company may, subject to its memorandum and articles of association: (i) divide its shares, including issued shares, into a larger number of shares; or (ii) combine its shares, including issued shares, into a smaller number of shares. A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series. Where shares are divided or combined, the aggregate par value of the new shares must be equal to the aggregate par value of the original shares. A company shall not divide its shares if it would cause the maximum number of shares that the company is authorised to issue by its memorandum to be exceeded.
(b) Financial assistance to purchase shares of a company or its holding company
     There is no statutory restriction in the BVI on the provision of financial assistance by a BVI business company limited by shares to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a BVI business company limited by shares may provide financial assistance in connection with the purchase of its own or its holding company’s shares if the directors of the company consider, in discharging their duty of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.
(c) Purchase of shares and warrants by a company and its subsidiaries
     A BVI business company may purchase, redeem or otherwise acquire its own shares in accordance with the provisions of the BVI Companies Act or such other provisions for the purchase, redemption or acquisition as may be specified in the memorandum or articles of association of the company.
     A company may not purchase, redeem or otherwise acquire its own shares without the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired, unless the company is permitted by the BVI Companies Act or any provision of its memorandum or articles of association to purchase, redeem or otherwise acquire the shares without that consent.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     No purchase, redemption or other acquisition may be made unless the directors are satisfied on reasonable grounds, that the company will, immediately after the purchase, redemption or acquisition, satisfy the solvency test. A company satisfies the solvency test if: (i) the value of the company’s assets exceeds its liability; and (ii) the company is able to pay its debts as they fall due. The BVI Companies Act provides for certain situations where this solvency test is not mandatory prior to re-purchase, redemption or acquisition being permitted. These are where: (i) the company redeems the shares under and in accordance with section 62 of the BVI Companies Act; (ii) the company redeems the shares pursuant to a right of a shareholder to have his shares redeemed or to have his shares exchanged for money or other property of the company; or (iii) the company purchases, redeems or otherwise acquires the share or shares by virtue of the provisions of section 179 of the BVI Companies Act.
     Shares that are purchased, redeemed or otherwise acquired may be cancelled or held as treasury shares. A company may hold shares that have been purchased, redeemed or otherwise acquired as treasury shares if: (i) the memorandum or articles of the company do not prohibit it from holding treasury shares; (ii) the directors resolve that shares to be purchased, redeemed or otherwise acquired shall be held as treasury shares; and (iii) the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the company as treasury shares, does not exceed 50% of the shares of that class previously issued by the company, excluding shares that have been cancelled. All the rights and obligations attaching to a treasury share are suspended and shall not be exercised by or against the company while it holds the share as a treasury share.
     Under BVI law, a subsidiary may acquire and hold shares in its holding company.
     A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under BVI law that a company’s memorandum of association or its articles of association contain a specific provision enabling such purchases.
(d) Dividends and distributions
     Subject to the BVI Companies Act and its memorandum and articles of association, the directors of the company may by resolution, authorise a distribution or dividend by the company to its shareholders if the directors are satisfied, on reasonable grounds, that immediately after the distribution or dividend: (i) the company will be able to pay its debts as they fall due; and (ii) the value of the company’s assets exceeds its liabilities.
     A distribution or dividend made to a member at a time when the company did not, immediately after the distribution, satisfy the aforesaid solvency test may be recovered by the company from the shareholder unless: (i) the shareholder received the distribution in good faith and without knowledge of the company’s failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     If, after a distribution or dividend is authorised and before it is made, the directors cease to be satisfied on reasonable grounds that the company will, immediately after the distribution is made, satisfy the solvency test, any distribution or dividend made by the company is deemed not to have been authorised. A director who: (i) ceased, after authorisation but before the making of the distribution, to be satisfied on reasonable grounds for believing that the company would satisfy the solvency test immediately after the distribution is made; and (ii) failed to take reasonable steps to prevent the distribution being made, is personally liable to the company to repay to the company so much of the distribution as is not able to be recovered from shareholders.
(e) Protection of minorities
     The BVI court ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge: (i) an act which is ultra vires the company or illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.
     The BVI Companies Act provides that if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Companies Act or the memorandum or articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Companies Act or the memorandum or articles or association.
     The BVI Companies Act also contains provisions allowing the court, on the application of a member of a company, to grant leave to the shareholder to: (i) bring proceedings in the name and on behalf of that company; or (ii) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a shareholder or in which a shareholder intervenes with the leave of the court may be settled or compromised or discontinued without the approval of the court.
     Under the BVI Companies Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a member.
     In the case where a shareholder of a company brings proceedings against the company and other shareholders that have the same or substantially the same interest in relation to the proceedings, the BVI High Court may appoint that shareholder to represent all or some of the shareholders having the same interest and may, for that purpose, make such order as it thinks fit, including an order: (i) as to the control and conduct of the proceedings; (ii) as to the costs of the proceedings; and (iii) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the shareholders represented.
     The BVI Companies Act provides that a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
prejudicial to him in that capacity, may make an application to the BVI High Court. If the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limiting the generality of this subsection, one or more of the following orders: (i) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares; (ii) requiring the company or any other person to pay compensation to the shareholder; (iii) regulating the future conduct of the company’s affairs; (iv) amending the memorandum or articles of the company; (v) appointing a receiver of the company; (vi) appointing a liquidator of the company under section 159(1) of the BVI Insolvency Act on the grounds specified in section 162(1)(b) of that act; (vii) directing the rectification of the records of the company; (viii) setting aside any decision made or action taken by the company or its directors in breach of the BVI Companies Act or the memorandum or articles of the company. None of the foregoing orders may be made against the company or any other person unless the company or that person is a party to the proceedings in which the application is made.
     A shareholder or the BVI Registrar may apply to the BVI High Court ex parte or upon such notice as the court may require, for an order directing that an investigation be made of the company and any of its affiliated companies. If, upon such an application, it appears to the court that: (i) the business of the company or any of its affiliates is or has been carried on with intent to defraud any person; (ii) the company or any of its affiliates was formed for a fraudulent or unlawful purpose or is to be dissolved for a fraudulent or unlawful purpose; or (iii) persons concerned with the incorporation, business or affairs of the company or any of its affiliates have in connection therewith acted fraudulently or dishonestly, the court may make any order it thinks fit with respect to an investigation of the company and any of its affiliated companies by an inspector, who may be the BVI Registrar.
     The BVI Companies Act provides that a shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:
(i)	a merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares;

(ii)	a consolidation, if the company is a constituent company;

(iii)	any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including:
(A)	a disposition pursuant to an order of BVI High Court having jurisdiction in the matter;

(B)	a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition; or

(C)	a transfer pursuant to the power described in section 28(2) of the BVI Companies Act;

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(iv)	a redemption of his shares by the company pursuant to section 176 of the BVI Companies Act; and

(v)	an arrangement, if permitted by the BVI High Court.
     Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.
(f) Management
     The BVI Companies Act provides that, subject to the memorandum or articles of association of a company, any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance of the enforcement thereof, of more than 50% in value of the assets of the company (other than a transfer pursuant to a power described in section 28(3) of the BVI Companies Act), if not made in the usual or regular course of business carried on by the company, must be approved by a resolution of shareholders and in the manner provided in section 175 of the BVI Companies Act. The BVI Companies Act contains no other specific restrictions on the power of directors to dispose of assets of a company.
     A director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes the BVI Companies Act or the memorandum or articles of association of the company. A director of a company, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: (i) the nature of the company; (ii) the nature of the decision; and (iii) the position of the director and the nature of the responsibilities undertaken by him.
     The BVI Companies Act contains no specific provision in respect of the establishment or composition of audit committee or similar committee.
(g) Accounting and auditing requirements
     A BVI business company is required by the BVI Companies Act to keep records that: (i) are sufficient to show and explain the company’s transactions; and (ii) will, at any time, enable the financial position of the company to be determined with reasonable accuracy.
     There are no provisions in the BVI Companies Act for either an annual audit or for the appointment of auditors. There are also no provisions in the BVI Companies Act requiring a business company to set a date as its financial year end.
(h) Exchange control
     There are no exchange control regulations or currency restrictions in the BVI.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(i) Taxation
     A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not persons resident in the BVI).
     Capital gains realised with respect to any shares, debt obligations or other securities of the company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.
     No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of the company, save for interest payable to or for the benefit of an individual resident in the European Union.
(j) Stamp duty on transfer
     No stamp duty is payable in the BVI on a transfer of shares, debt obligations or other securities in a BVI business company which is not a land owning company. A company is a land owning company if it, or any of its subsidiaries, has an interest in any land in the BVI.
(k) Loans to directors
     There is no express provision in the BVI Companies Act prohibiting the making of loans by a business company to any of its directors.
(l) Inspection of corporate records
     Members of the general public, on a payment of a nominal fee, can inspect the public records of a business company available at the office of the BVI Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of licence fees paid to-date and will also disclose any articles of dissolution, articles of merger, and a register of mortgages, charges and other encumbrances if the company has elected to file such a register.
     A shareholder of a company is entitled, on giving written notice to the company, to inspect the memorandum and articles, the register of members, the register of directors, and minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a shareholder, and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association of the company, its directors may, if they are satisfied that it would be contrary to the company’s interests to allow the member to inspect the register of members, register of directors or minutes of meetings and resolutions of shareholders or part of any such documents, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors are required, as soon as

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
reasonably practicable, to notify the shareholder concerned. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.
     The BVI Companies Act requires a business company to keep minutes of all meetings of directors, shareholders, committees of directors and committees of shareholders and copies of all resolutions consented to by directors, shareholders, committees of directors and committees of shareholders. The minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meeting of directors and committees of directors are required by the BVI Companies Act to be kept at the office of the company’s registered agent or at such other places, within or outside the BVI, as the directors may determine. A company shall keep at the office of its registered agent the memorandum and articles of association of the company, the register of members (or a copy thereof), the register of directors (or a copy thereof) and copies of all notices and other documents filed by the company in the previous ten years. The BVI Companies Act requires a company to have a common seal and an imprint of the seal shall be kept at the office of its registered agent.
     A business company is required to keep a register of members containing the names and addresses of the persons who hold registered shares in the company, the number of each class and series of registered shares held by each shareholder, the date on which the name of each shareholder was entered in the register of members and the date on which any person ceased to be a shareholder. The register of members may be in such form as the directors may approve but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The entry of the name of a person in the register of members as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person.
     The BVI Companies Act requires a business company to keep a register to be known as a register of directors containing, inter alia, the names and addresses of the persons who are directors of the company or who have been nominated as reserve directors of the company, the date on which each person whose name is entered in the register was appointed as a director or nominated as a reserve director of the company, the date on which each person named as a director ceased to be a director of the company and the date on which the nomination of any person nominated as a reserve director ceased to have effect. The register of directors may be in such form as the directors approve, but if it is in magnetic, electronic or other data storage form, the company must be able to produce legible evidence of its contents. The register of directors is prima facie evidence of any matters directed or authorised by the BVI Companies Act to be contained therein.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(m) Winding up
     (i) Where the business company is solvent
     Where it is proposed to liquidate a solvent business company (that is to say, the company either has no liabilities or that it is able to pay it debts as they fall due), the directors of the company shall:
(A)	make a declaration of solvency in the approved form stating that, in their opinion, the company is and will continue to be able to discharge, pay or provide for its debts as they fall due; and

(B)	approve a liquidation plan specifying: (1) the reasons for the liquidation of the company; (2) their estimate of the time required to liquidate the company; (3) whether the liquidator is authorised to carry on the business of the company if he determines that to do so would be necessary or in the best interests of the creditors or shareholders of the company; (4) the name and address of each individual to be appointed as liquidator and the remuneration proposed to be paid to each liquidator; and (5) whether the liquidator is required to send to all shareholders a statement of account prepared or caused to be prepared by the liquidator in respect of his actions or transactions. In accordance with the memorandum and articles of association of the company, the directors and/or the shareholders of the company will pass a resolution to appoint a voluntary liquidator and will give notice to the selected liquidator of his appointment. The liquidation of a company commences at the time of appointment of a voluntary liquidator.
     Within 14 days of the commencement of the liquidation, the voluntary liquidator is required to file a notice of his appointment, a copy of the declaration of solvency made by the directors and a copy of the liquidation plan, with the BVI Registrar. He is also required, within 30 days of the commencement of the liquidation, to advertise notice of his appointment in the manner prescribed.
     With effect from the commencement of the voluntary liquidation of a company:
(A)	the voluntary liquidator has custody and control of the assets of the company.

However, the right of a secured creditor to take possession of and realise or otherwise deal with assets of the company over which the creditor has a security interest will not be affected.

(B)	the directors of the company remain in office but they cease to have any powers, functions or duties other than those required or permitted under Part XII of the BVI Companies Act.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
The directors, after the commencement of the voluntary liquidation, may authorise the liquidator to carry on the business of the company if the liquidator determines that to do so would be necessary or in the best interests of the creditors or shareholders of the company where the liquidation plan does not give the liquidator such authorisation, and exercise such powers as the liquidator, by written notice, may authorise them to exercise.
     The BVI High Court may, at any time after the appointment of a voluntary liquidator, on application by a director, shareholder or creditor of the company, make an order terminating the liquidation if it is satisfied that it would be just and equitable to do so. Where such an order is made, the company ceases to be in voluntary liquidation and the voluntary liquidator ceases to hold office with effect from the date of the order or such later date as may be specified in the order.
     A voluntary liquidator shall, upon completion of a voluntary liquidation, file a statement that the liquidation has been completed and upon receiving the statement, the BVI Registrar shall strike the company off the Register of Companies and issue a certificate of dissolution in the approved form certifying that the company has been dissolved. The dissolution of the company is effective from the date of the issue of the certificate.
     Immediately following the issue by the BVI Registrar of a certificate of dissolution, the person who, immediately prior to the dissolution, was the voluntary liquidator of the company shall cause to be published in the Gazette, a notice that the company has been struck off the Register of Companies and dissolved.
     (ii) Where the business company is insolvent
     If at any time the voluntary liquidator of a company in voluntary liquidation is of the opinion that the company is insolvent (that is to say, either the value of the company’s liabilities exceeds, or will exceed, its assets or, the company is, or will be, unable to pay its debts as they fall due), he shall forthwith send a written notice to the Official Receiver in the approved form.
     The voluntary liquidator shall then call a meeting of creditors of the company to be held within twenty-one days of the date of the aforesaid notice to the Official Receiver. The said creditors meeting shall be treated as if it were the first meeting of the creditors of a company called under section 179 of the BVI Insolvency Act by a liquidator appointed by the shareholders of a company and, sections 179 and 180 of the BVI Insolvency Act shall apply to the calling and holding of such a meeting.
     Where a voluntary liquidator is not an eligible licensed insolvency practitioner with respect to the company, the Official Receiver may apply to the BVI High Court ex parte for the appointment of himself or an eligible licensed insolvency practitioner as the liquidator of the company and the court may make the appointment subject to such conditions as it considers appropriate.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
     From the time that an appointed voluntary liquidator first becomes aware that the company is not, or will not be, able to pay its debts he shall conduct the liquidation as if he had been appointed liquidator under the BVI Insolvency Act.
     The BVI Insolvency Act will apply to the liquidation of the company subject to such modifications as are appropriate and the liquidation of the company shall be deemed to have commenced on the date of the appointment of the voluntary liquidator.
(n) Reconstructions
     There are statutory provisions which facilitate arrangements which involve a plan of arrangement being approved by a resolution of directors of the company and application being made to the BVI High Court for approval of the proposed arrangement. Upon approval by the court, the directors of the company, if they are still desirous of executing the plan, shall confirm the plan of arrangement as approved by the court whether or not the court has directed any amendments to be made thereto and give notice to the persons whom the order of court requires notice to be given and submit the plan of arrangement to those persons for such approval, if any, as the court order requires.
     After the plan of arrangement has been so approved, an articles of arrangement shall be executed by the company. The articles of arrangement shall contain the plan of arrangement, the order of the court approving the plan of arrangement and the manner in which the plan of arrangement was approved, if approval was required by the order of the court. The articles of arrangement shall be filed with the BVI Registrar who shall register them. Upon registration of the articles of arrangement, the BVI Registrar shall issue a certificate in the approved form certifying that the articles of arrangement have been registered.
     An arrangement is effective on the date the articles of arrangement are registered by the BVI Registrar or on such date subsequent thereto, not exceeding 30 days, as is stated in the articles of arrangement.
(o) Compulsory acquisition
     Subject to the memorandum or articles of association of a company, shareholders of the company holding 90% of the votes of the outstanding shares entitled to vote on a merger or consolidation, and shareholders of the company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing the company to redeem the shares held by the remaining shareholders. Upon receipt of the written instruction, the company shall redeem the shares specified in the written instruction irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each shareholder whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected.

APPENDIX IV	SUMMARY OF CERTAIN PROVISIONS OF THE CAYMAN ISLANDS COMPANIES LAW AND THE BVI COMPANIES ACT
(p) Indemnification
     Section 132 of the BVI Companies Act provides that subject to the memorandum or articles of association of a company, the company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the company; or (ii) is or was, at the request of the company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, provided that the said person had acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Any indemnity given in breach of the foregoing proviso is void and of no effect.
     Expenses, including legal fees, incurred by a director or a former director in defending any legal, administrative or investigative proceedings may be paid by the company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director or the former director, as the case may be, to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the company. In the case of a former director, the undertaking to be furnished by such former director may also include such other terms and conditions as the company deems appropriate.
     A company may purchase and maintain insurance in relation to any person who is or was a director of the company, or who at the request of the company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability under section 132 of the BVI Companies Act.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
PART A — SUMMARY OF THE EXISTING MEMORANDUM OF ASSOCIATION AND SELECTED EXISTING ARTICLES OF ASSOCIATION OF MEADVILLE
     This summary provides information about certain provisions of the existing memorandum of association (the “Memorandum”) and the existing articles of association (the “Articles”’) which comprise the constitution of Meadville. The description below is only a summary and is qualified in its entirety by reference to the Memorandum, the Articles and the Cayman Islands Companies Law.
1. MEMORANDUM OF ASSOCIATION
(a)	The Memorandum provides, inter alia, that the liability of members of Meadville is limited and that the objects for which Meadville is established are unrestricted (and therefore include acting as an investment company), and that Meadville shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate whether as principal, agent, contractor or otherwise and since Meadville is an exempted company that Meadville will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of Meadville carried on outside the Cayman Islands.

(b)	By special resolution Meadville may alter the Memorandum with respect to any objects, powers or other matters specified therein.
2. ARTICLES OF ASSOCIATION
(a)	Power to issue shares
     Subject to the provisions of the Cayman Islands Companies Law, the Existing Memorandum and Articles and to any special rights conferred on the holders of any Meadville Shares or class of Meadville Shares, any Meadville Shares may be issued with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as Meadville may by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Meadville Board may determine). Any Meadville Shares may be issued on terms that upon the happening of a specified event or upon a given date and either at the option of Meadville or the holder thereof, they are liable to be redeemed.
     The Meadville Board may issue warrants to subscribe for any class of Meadville Shares or other securities of Meadville on such terms as it may from time to time determine.
     Where warrants are issued to bearer, no certificate thereof shall be issued to replace one that has been lost unless the Meadville Board is satisfied beyond reasonable doubt that the original certificate thereof has been destroyed and Meadville has received an indemnity in such form as the Meadville Board shall think fit with regard to the issue of any such replacement certificate.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     Subject to the provisions of the Cayman Island Companies Law, the Articles and, where applicable, the rules of any stock exchange of the Relevant Territory (as defined in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any Meadville Shares or any class of Meadville Shares, all unissued Meadville Shares in Meadville shall be at the disposal of the Meadville Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, but so that no Meadville Shares shall be issued at a discount.
     Neither Meadville nor the Meadville Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Meadville Shares, to make, or make available, any such allotment, offer, option or Meadville Shares to members or others whose registered addresses are in any particular territory or territories where, in the absence of a registration statement or other special formalities, this is or may, in the opinion of the Meadville Board, be unlawful or impracticable. However, no member affected as a result of the foregoing shall be, or be deemed to be, a separate class of members for any purpose whatsoever.
(b) Power for Meadville to purchase its own shares
     Meadville is empowered by the Cayman Island Companies Law and the Articles to purchase its own shares subject to certain restrictions and the Meadville Board may only exercise this power on behalf of Meadville subject to any applicable requirement imposed from time to time by code, rules or regulations issued from time to time by the Stock Exchange and/or the SFC.
     Where Meadville purchases for redemption a redeemable Meadville Share, purchases not made through the market or by tender shall be limited to a maximum price, and if purchases are by tender, tenders shall be available to all members alike.
(c) Call on Meadville Shares and forfeiture of Meadville Shares
     The Meadville Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the Meadville Shares held by them respectively (whether on account of the nominal value of the Meadville Shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as the Meadville Board shall fix from the day appointed for the payment thereof to the time of actual payment, but the Meadville Board may waive payment of such interest wholly or in part. The Meadville Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any Meadville Shares held by him, and in respect of all or any of the monies so advanced Meadville may pay interest at such rate (if any) not exceeding 20% per annum as the Meadville Board may decide.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Meadville Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice will name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the time appointed, the Meadville Shares in respect of which the call was made will be liable to be forfeited.
     If the requirements of any such notice are not complied with, any Meadville Shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Meadville Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited Meadville Shares and not actually paid before the forfeiture.
     A person whose Meadville Shares have been forfeited shall cease to be a member in respect of the forfeited Meadville Shares but shall, nevertheless, remain liable to pay to Meadville all moneys which, at the date of forfeiture, were payable by him to Meadville in respect of the Meadville Shares together with (if the Meadville Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as the Meadville Board may prescribe.
(d) Share certificates
     Every person whose name is entered as a member in the register of members shall be entitled without payment to receive a certificate for his Meadville Shares. The Cayman Island Companies Law prohibits the issue of bearer shares to any person other than an authorised or recognised custodian defined in the Cayman Island Companies Law.
     Every certificate for Meadville Shares, warrants or debentures or representing any other form of securities of Meadville shall be issued under the seal of Meadville, and shall be signed autographically by one Meadville Director and the company secretary, or by two Meadville Directors, or by some other person(s) appointed by the Meadville Board for the purpose. As regards any certificates for Meadville Shares or debentures or other securities of Meadville, the Meadville Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature other than autographic as specified in such resolution or that such certificates need not be signed by any person. Every share certificate issued shall specify the number and class of Meadville Shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Meadville Board may from time to time prescribe. A share certificate shall relate to only one class of Meadville Shares, and where the capital of Meadville includes shares with different voting rights, the designation of each class of Meadville Shares, other than those which

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
carry the general right to vote at general meetings, must include the words “restricted voting” or “limited voting” or “non-voting” or some other appropriate designation which is commensurate with the rights attaching to the relevant class of Meadville Shares. Meadville shall not be bound to register more than four persons as joint holders of any Meadville Shares.
(e) Register of members
     The Meadville Board shall cause to be kept a register of members and there shall be entered therein the particulars required under the Cayman Island Companies Law.
     Except as otherwise expressly provided by the Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by Meadville as holding any Meadville Shares upon any trust and, except as aforesaid, Meadville shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Meadville Shares or any interest in any fractional part of a Meadville Shares or any other right or claim to or in respect of any Meadville Shares except an absolute right to the entirety thereof of the registered holder.
(f) Transfer of shares
     Subject to the Cayman Islands Companies Law, all transfers of Meadville Shares shall be effected by an instrument of transfer in the usual or common form or in such other form as the Meadville Board may approve provided always that it shall be in such form prescribed by the Stock Exchange and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), under hand or by machine imprinted signature or by such other manner of execution as the Meadville Board may approve from time to time.
     Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee provided that the Meadville Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers in any case in which it in its discretion thinks fit to do so, and the transferor shall be deemed to remain the holder of the Meadville Shares until the name of the transferee is entered in the register of members of Meadville in respect thereof.
     The Meadville Board may, in its absolute discretion, at any time and from time to time remove any Meadville Share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register.
     Unless the Meadville Board otherwise agrees, no Meadville Share on the principal register shall be removed to any branch register nor shall Meadville Shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of Meadville Shares on any branch register, at the relevant registration office and, in the case of Meadville Shares on the principal register, at the place at which the principal register is located.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     The Meadville Board may, in its absolute discretion, decline to register a transfer of any Meadville Share (not being a fully paid up share) to a person of whom it does not approve or any Meadville Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any Meadville Share to more than four joint holders or any transfer of any Meadville Share (not being a fully paid up share) on which Meadville has a lien.
     The Meadville Board may decline to recognize any instrument of transfer unless a fee of such maximum sum as the Stock Exchange may determine to be payable or such lesser sum as the Meadville Board may from time to time require is paid to Meadville in respect thereof, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of Meadville Share and is lodged at the relevant registration office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as the Meadville Board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).
     The registration of transfers may be suspended and the register closed on giving notice by advertisement in a newspaper circulating generally in Hong Kong or, where applicable, any other newspapers in accordance with the requirements of the Stock Exchange, at such times and for such periods as the Meadville Board may determine. The register of members shall not be closed for periods exceeding 30 days in any year.
     Fully paid Meadville Shares shall be free from any restriction with respect to the right of the holder thereof to transfer such Meadville Shares (except when permitted by the Stock Exchange) and shall also be free from all liens.
(g) Transmission of shares
     In the case of the death of a Shareholder, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by Meadville as having any title to his interest in the Meadville Shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any Meadville Share solely or jointly held by him. Any person becoming entitled to a Meadville Share in consequence of the death or bankruptcy or winding up of a Shareholder may, upon such evidence as to his title being produced as may from time to time be required by the Meadville Board, and subject as hereinafter provided, elect either to be registered himself as holder of the Meadville Share or to have some person nominated by him registered as the transferee thereof.
(h) Power to alter shares
     Meadville may, by an ordinary resolution of its members: (i) increase its share capital by the creation of new Meadville Shares of such amount as it thinks expedient; (ii) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; (iii) divide

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
its unissued shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions; (iv) subdivide its shares or any of them into shares of an amount smaller than that fixed by the Memorandum; and (v) cancel Meadville Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Meadville Shares so cancelled; (vi) make provision for the allotment and issue of Meadville Shares which do not carry any voting rights; (vii) change the currency of denomination of its share capital; and (viii) reduce its share premium account in any manner authorized and subject to any conditions prescribed by law.
     Subject to the Cayman Islands Companies Law and to confirmation by the court, a company limited by shares may, by special resolution, reduce its share capital in any manner authorised.
(i) Distributions
     Meadville in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the Meadville Board.
     Except in so far as the rights attaching to, or the terms of issue of, any Meadville Share may otherwise provide:
(i)	all dividends shall be declared and paid according to the amounts paid up on the Meadville Shares in respect whereof the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the Meadville Share; and

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the Meadville Shares during any portion or portions of the period in respect of which the dividend is paid. The Meadville Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to Meadville on account of calls, instalments or otherwise.
     Where the Meadville Board or Meadville in general meeting has resolved that a dividend should be paid or declared on the share capital of Meadville, the Meadville Board may resolve:
(i)	that such dividend be satisfied wholly or in part in the form of an allotment of Meadville Shares credited as fully paid up, provided that the members entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(ii)	that the members entitled to such dividend will be entitled to elect to receive an allotment of Meadville Shares credited as fully paid up in lieu of the whole or such part of the dividend as the Meadville Board may think fit.
     Upon the recommendation of the Meadville Board, Meadville may by ordinary resolution in respect of any one particular dividend of Meadville determine that it may be satisfied wholly in the form of an allotment of Meadville Shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     Any dividend, bonus or other sum payable in cash to the holder of Meadville Shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, but in the case of joint holders, shall be addressed to the holder whose name stands first in the register of members of Meadville in respect of the Meadville Shares at his address as appearing in the register, or addressed to such person and at such address as the holder or joint holders may in writing so direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to Meadville. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the Meadville Shares held by such joint holders.
     Whenever the Meadville Board or Meadville in general meeting has resolved that a dividend be paid or declared, the Meadville Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.
     The Meadville Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any Meadville Shares held by him, and in respect of all or any of the moneys so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as the Meadville Board may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the Meadville Shares or the due portion of the Meadville Shares upon which payment has been advanced by such member before it is called up.
     All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise made use of by the Meadville Board for the benefit of Meadville until claimed and Meadville shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by the Meadville Board and, upon such forfeiture, shall revert to Meadville.
     No dividend or other monies payable by Meadville on or in respect of any Meadville Share shall bear interest against Meadville.
     Meadville may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.
(j) General meetings
     Meadville must hold an annual general meeting each year. Such meeting must be held not more than 15 months after the holding of the last preceding annual general meeting, or such longer period as may be authorised by the Stock Exchange at such time and place as may be determined by the Meadville Board.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution must be called by at least 21 days’ notice in writing, and any other extraordinary general meeting shall be called by at least 14 days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given. The notice must specify the time, place and agenda of the meeting, and particulars of the resolution(s) to be considered at that meeting, and, in the case of special business, the general nature of that business.
     Except where otherwise expressly stated, any notice or document (including a share certificate) to be given or issued under the Articles shall be in writing, and may be served by Meadville on any member either personally or by sending it through the post in a prepaid envelope or wrapper addressed to such member at his registered address as appearing in Meadville’s register of members or by leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in the newspapers. Any member whose registered address is outside Hong Kong may notify Meadville in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. Where the registered address of the member is outside Hong Kong, notice, if given through the post, shall be sent by prepaid airmail letter where available.
     Although a meeting of Meadville may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:
(i)	in the case of a meeting called as an annual general meeting, by all members of Meadville entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.
     All business transacted at an extraordinary general meeting shall be deemed special business and all business shall also be deemed special business where it is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:
(i)	the declaration and sanctioning of dividends;

(ii)	the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;

(iii)	the election of Meadville Directors in place of those retiring;

(iv)	the appointment of auditors;

(v)	the fixing of the remuneration of the Meadville Directors and of the auditors;

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
(vi)	the granting of any mandate or authority to the Meadville Board to offer, allot, grant options over, or otherwise dispose of the unissued shares of Meadville representing not more than 20% in nominal value of its existing issued share capital (or such other percentage as may from time to time be specified in the rules of the Stock Exchange) and the number of any securities repurchased by Meadville since the granting of such mandate; and

(vii)	the granting of any mandate or authority to the Meadville Board to repurchase securities in Meadville.
     No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.
     The quorum for a general meeting shall be two members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.
(k) Voting at general meetings
     Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of Meadville Shares at any general meeting on a show of hands, every member who is present in person or by proxy or being a corporation, is present by its duly authorised representative shall have one vote, and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every Meadville Share which is fully paid or credited as fully paid registered in his name in the register of members of Meadville but so that no amount paid up or credited as paid up on a Meadville Share in advance of calls or instalments is treated for the foregoing purpose as paid up on the Meadville Share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles) (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he does use in the same way.
     At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded or otherwise required under the rules of the stock exchange of the Relevant Territory (as defined in the Articles). A poll may be demanded by:
(i)	the chairman of the meeting; or

(ii)	at least two members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
(iii)	any member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv)	a member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and holding shares in Meadville conferring a right to vote at the meeting being Meadville Shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the Meadville Shares conferring that right.
     Should a Clearing House or its nominee(s), be a member of Meadville, such person or persons may be authorised as it thinks fit to act as its representative(s) at any meeting of Meadville or at any meeting of any class of members of Meadville provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised in accordance with this provision shall be entitled to exercise the same rights and powers on behalf of the Clearing House or its nominee(s), as if such person were an individual member including the right to vote individually on a show of hands.
     Where Meadville has knowledge that any member is, under the Listing Rules, required to abstain from voting on any particular resolution of Meadville or restricted to voting only for or only against any particular resolution of Meadville, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.
(l) Election of directors
     At any time or from time to time, the Meadville Board shall have the power to appoint any person as a Meadville Director either to fill a casual vacancy on the Meadville Board or as an additional Meadville Director to the existing Meadville Board subject to any maximum number of Meadville Directors, if any, as may be determined by the members in general meeting. Any Meadville Director so appointed shall hold office only until the next general meeting of Meadville and shall then be eligible for re-election. There is no shareholding qualification for Meadville Directors.
     At each annual general meeting, one third of the Meadville Directors for the time being will retire from office by rotation. However, if the number of Meadville Directors is not a multiple of three, then the number nearest to but not less than one third shall be the number of retiring Meadville Directors. The Meadville Directors who shall retire in each year will be those who have been longest in the office since their last re-election or appointment but as between persons who become or were last re-elected Meadville Directors on the same day, those to retire will (unless they otherwise agree among themselves) be determined by lot.
     No person, other than a retiring Meadville Director, shall, unless recommended by the Meadville Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Meadville Director and notice in writing by that person of his willingness to be elected shall have been lodged at the head office or

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
at the registration office. The period for lodgment of such notices will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting and the minimum length of the period during which such notices to Meadville may be given must be at least seven days.
     A Meadville Director is not required to hold any Meadville Shares in Meadville by way of qualification nor is there any specified upper or lower age limit for Meadville Directors either for accession to the Meadville Board or retirement therefrom.
     A Meadville Director may be removed by an ordinary resolution of Meadville before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and Meadville) and Meadville may by ordinary resolution appoint another in his place. Unless otherwise determined by Meadville in general meeting, the number of Meadville Directors shall not be less than two.
     In addition to the foregoing, the office of a Meadville Director shall be vacated:
(i)	if he resigns his office by notice in writing delivered to Meadville at the registered office or head office of Meadville for the time being or tendered at a meeting of the Meadville Board;

(ii)	if he dies or becomes of unsound mind as determined pursuant to an order made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the Meadville Board resolves that his office be vacated;

(iii)	if, without special leave, he is absent from meetings of the Meadville Board for 6 consecutive months, and the Meadville Board resolves that his office is vacated;

(iv)	if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(v)	if he is prohibited from being a director by law;

(vi)	if he ceases to be a director by virtue of any provision of law or is removed from office pursuant to the Articles;

(vii)	if he has been validly required by the stock exchange of the Relevant Territory (as defined in the Articles) to cease to be a Meadville Director and the relevant time period for application for review of or appeal against such requirement has lapsed and no application for review or appeal has been filed or is underway against such requirement; or

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
(viii)	if he is removed from office by notice in writing served upon him signed by not less than three-fourths in number (or, if that is not a round number, the nearest lower round number) of the Meadville Directors (including himself) then in office.
     From time to time the Meadville Board may appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with Meadville for such period and upon such terms as the Meadville Board may determine and the Meadville Board may revoke or terminate any of such appointments.
(m) Remuneration of directors
     The Meadville Directors shall be entitled to receive, as ordinary remuneration for their services, such sums as shall from time to time be determined by the Meadville Board, or Meadville in general meeting, as the case may be, such sum (unless otherwise directed by the resolution by which it is determined) to be divided amongst the Meadville Directors in such proportions and in such manner as they may agree or failing agreement, equally, except that in such event any Meadville Director holding office for only a portion of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he has held office. The Meadville Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them in attending any Meadville Board meetings, committee meetings or general meetings or otherwise in connection with the discharge of their duties as Meadville Directors. Such remuneration shall be in addition to any other remuneration to which a Meadville Director who holds any salaried employment or office in Meadville may be entitled by reason of such employment or office.
     Any Meadville Director who, at the request of Meadville performs services which in the opinion of the Meadville Board go beyond the ordinary duties of a Meadville Director may be paid such special or extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Meadville Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Meadville Director. The remuneration of a group managing director, managing director, joint managing director, deputy managing director or an executive director or a director appointed to any other office in the management of Meadville may from time to time be fixed by the Meadville Board and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Meadville Board may from time to time decide. Such remuneration shall be in addition to his ordinary remuneration as a Meadville Director.
     The Meadville Board may establish, either on its own or jointly in concurrence or agreement with other companies (being subsidiaries of Meadville or with which Meadville is associated in business), or may make contributions out of Meadville’s monies to, such schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Meadville Director or former Meadville Director who may hold or have held any executive office or any office of profit with Meadville or any of its subsidiaries) and former employees of Meadville and their dependents or any class or classes of such persons.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
     In addition, the Meadville Board may also pay, enter into agreements to pay or make grants of revocable or irrevocable, whether or not subject to any terms or conditions, pensions or other benefits to employees and former employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or former employees or their dependents are or may become entitled under any such scheme or fund as mentioned above. Such pension or benefit may, if deemed desirable by the Meadville Board, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.
(n) Resignation of directors
     A Meadville Director may resign by notice in writing delivered to Meadville at the registered office of Meadville for the time being or tendered at a meeting of the Meadville Board.
     Payments to any present Meadville Director or past Meadville Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Meadville Director is contractually or statutorily entitled) must be approved by Meadville in general meeting.
(o) Directors to manage business
     The business of Meadville shall be managed by the Meadville Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by Meadville and are not hereby or by the Cayman Islands Companies Law expressly directed or required to be exercised or done by Meadville in general meeting, but subject nevertheless to the provisions of the Cayman Islands Companies Law and of these Articles and to any regulations from time to time made by Meadville in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Meadville Board which would have been valid if such regulation had not been made.
(p) Committees of directors
     The Meadville Board may also delegate any of its powers to committees consisting of such Meadville Director or Meadville Directors and other person(s) as the Meadville Board thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the Meadville Board.
(q) Conflicts of interest
     With the exception of the office of auditor of Meadville, a Meadville Director may hold any other office or place of profit with Meadville in conjunction with his office of Meadville Director for such period and, upon such terms as the Meadville Board may determine, and may be paid such extra

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
remuneration (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles. A Meadville Director may be or become a director or other officer or member of any other company in which Meadville may be interested, and shall not be liable to account to Meadville or the members for any remuneration or other benefits received by him as a director, officer or member of such other company. The Meadville Board may also cause the voting power conferred by the shares in any other company held or owned by Meadville to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Meadville Directors or any of them to be directors or officers of such other company.
     No Meadville Director or intended Meadville Director shall be disqualified by his office from contracting with Meadville, either as vendor, purchaser or otherwise, nor shall any such contract or any other contract or arrangement in which any Meadville Director is in any way interested be liable to be avoided, nor shall any Meadville Director so contracting or being so interested be liable to account to Meadville for any profit realised by any such contract or arrangement by reason only of such Meadville Director holding that office or the fiduciary relationship thereby established. A Meadville Director who is, in any way, materially interested in a contract or arrangement or proposed contract or arrangement with Meadville shall declare the nature of his interest at the earliest meeting of the Meadville Board at which he may practically do so.
     There is no power to freeze or otherwise impair any of the rights attaching to any Meadville Share by reason that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to Meadville.
     A Meadville Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Meadville Board in respect of any contract or arrangement or other proposal in which he or his associate(s) is/are materially interested, and if he shall do so his vote shall not be counted nor shall he be counted in the quorum for that resolution, but this prohibition shall not apply to any of the following matters namely:
(i)	the giving of any security or indemnity to the Meadville Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of Meadville or any of its subsidiaries;

(ii)	the giving of any security or indemnity to a third party in respect of a debt or obligation of Meadville or any of its subsidiaries for which the Meadville Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of shares or debentures or other securities of or by Meadville or any other company which Meadville may promote or be interested in for subscription or purchase, where the Meadville Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
(iv)	any proposal concerning any other company in which the Meadville Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a member or in which the Meadville Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Meadville Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(v)	any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Meadville Directors, his associate(s) and employees of Meadville or of any of its subsidiaries and does not provide in respect of any Meadville Director, or his associate(s), as such any privilege or advantage not generally accorded to the employees to which such scheme or fund relates; or

(vi)	any contract or arrangement in which the Meadville Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of Meadville by virtue only of his/their interest in shares or debentures or other securities of Meadville.
(r) Indemnification and exculpation
     The directors, group managing director, managing directors, joint managing directors, deputy managing directors, executive directors, auditors, secretary and other officers for the time being of Meadville and the trustees (if any) for the time being acting in relation to any of the affairs of Meadville, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of Meadville from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of Meadville shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of Meadville shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own fraud, dishonest, or recklessness. Meadville may take out and pay the premium and other moneys for the maintenance of insurance, bonds and other instruments for the benefit either of Meadville or the Meadville Directors (and/or other officers) or any of them to indemnify Meadville and/or Meadville Directors (and/or other officers) named therein for this purpose against any loss, damage, liability and claim which they may suffer or sustain in connection with any breach by the Meadville Directors (and/or other officers) or any of them of their duties to Meadville.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND ARTICLES AND THE NEW MEMORANDUM AND ARTICLES IN RELATION TO MEADVILLE
(s) Meetings of the board of directors
     Subject to the Articles, the Meadville Board may meet anywhere in the world for the despatch of business and may adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.
(t) Accounts and audit
     The Meadville Board shall cause proper books of account to be kept of the sums of money received and expended by Meadville, and the matters in respect of which such receipt and expenditure take place, and of the assets and liabilities of Meadville and of all other matters required by the Cayman Islands Companies Law necessary to give a true and fair view of the state of Meadville’s affairs and to show and explain its transactions.
     The books of accounts of Meadville shall be kept at the head office of Meadville or at such other place or places as the Meadville Board decides and shall always be open to inspection by any Meadville Director. No member (other than a Meadville Director) shall have any right to inspect any account or book or document of Meadville except as conferred by the Cayman Islands Companies Law or ordered by a court of competent jurisdiction or authorised by the Meadville Board or Meadville in general meeting.
     The Meadville Board shall from time to time cause to be prepared and laid before Meadville at its annual general meeting balance sheets and profit and loss accounts (including every document required by law to be annexed thereto), together with a copy of the Meadville Directors’ report and a copy of the auditors’ report not less than 21 days before the date of the annual general meeting. Copies of these documents shall be sent to every person entitled to receive notices of general meetings of Meadville under the provisions of the Articles together with the notice of annual general meeting, not less than 21 days before the date of the meeting.
     Subject to the rules of the stock exchange of the Relevant Territory (as defined in the Articles), Meadville may send summarised financial statements to Shareholders who has, in accordance with the rules of the stock exchange of the Relevant Territory (as defined in the Articles), consented and elected to receive summarised financial statements instead of the full financial statements. The summarised financial statements must be accompanied by any other documents as may be required under the rules of the stock exchange of the Relevant Territory (as defined in the Articles), and must be sent to the Shareholders not less than 21 days before the general meeting to those Shareholders that have consented and elected to receive the summarised financial statements.
     Meadville shall appoint auditor(s) to hold office until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Meadville Board. The auditors’ remuneration shall be fixed by Meadville in general meeting or by the Meadville Board if authority is so delegated by the members.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
     The auditors shall audit the financial statements of Meadville in accordance with generally accepted accounting principles of Hong Kong, the International Accounting Standards or such other standards as may be permitted by the Stock Exchange.
(u) Liquidation
     A resolution that Meadville be wound up by the court or be wound up voluntarily shall be a special resolution.
     Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:
(i)	if Meadville shall be wound up and the assets available for distribution amongst the members of Meadville shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, then the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the Meadville Shares held by them respectively; and

(ii)	if Meadville shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, on the Meadville Shares held by them respectively.
     In the event that Meadville is wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Islands Companies Law divide among the members in specie or kind the whole or any part of the assets of Meadville whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator shall think fit, but so that no member shall be compelled to accept any Meadville Shares or other property upon which there is a liability.
(v) Fundamental changes
     While there are no specific provisions in the Articles relating to the disposal of the assets of Meadville or any of its subsidiaries, the Meadville Board may exercise all powers and do all acts and things which may be exercised or done or approved by Meadville and which are not required by the Articles or the Cayman Islands Companies Law to be exercised or done by Meadville in general meeting, but if such power or act is regulated by Meadville in general meeting, such regulation shall not invalidate any prior act of the Meadville Board which would have been valid if such regulation had not been made.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
(w) Rights of the minorities in relation to fraud or oppression
     There are no provisions in the Articles concerning the rights of minority members in relation to fraud or oppression. However, certain remedies may be available to members of Meadville under Cayman Islands law.
(x) Continuation under foreign law
     The Memorandum provides that Meadville shall have the power, subject to the provisions of the Cayman Islands Companies Law and with the approval of a special resolution, to continue as a body incorporated under the laws of any jurisdiction outside of the Cayman Islands and to be de-registered in the Cayman Islands.
PART B — SUMMARY OF NEW MEMORANDUM OF ASSOCIATION AND NEW ARTICLES OF ASSOCIATION OF MEADVILLE TO BE ADOPTED ON THE CONTINUATION OF MEADVILLE INTO THE BVI
     This summary provides information about certain provisions of the new memorandum of association (the “New Memorandum”) and new articles of association (the “New Articles”), in each case as proposed to be adopted by Meadville on the continuation of Meadville into the BVI. The description below is only a summary and is qualified in its entirety by reference to the New Memorandum and Articles and the BVI Companies Act.
1. NEW MEMORANDUM
     Paragraph 3 of the New Memorandum states that Meadville is a company limited by shares.
     Paragraph 5 of the New Memorandum states that, subject to the BVI Companies Act and any other BVI legislation, Meadville has, irrespective of corporate benefit, full capacity to carry on or undertake any business activity, do any act or enter into any transaction, and for these purposes, Meadville has full rights, powers and privileges.
     Paragraph 6 of the New Memorandum states that Meadville is authorised to issue up to a maximum of 20,000,000,000 shares of HK$0.01 par value each in a single class.
     Paragraph 7 of the New Memorandum states that each Meadville Share confers on the Shareholder (a) the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders (as defined below); (b) the right to an equal share in any Distribution (as defined below) paid by Meadville; and (c) the right to an equal share in the distribution of the surplus assets of Meadville on its liquidation.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
     “Resolution of Shareholders” means either:
(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of Meadville by the affirmative vote of a majority of the votes of the Meadville Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of the Meadville Shares entitled to vote thereon.
2. NEW ARTICLES
(a) Power to issue shares
     Meadville Shares and other securities may be issued at such times, to such persons, for such consideration and on such terms as the directors may by Resolution of Directors (as defined below) determine.
     No Meadville Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:
(i)	the amount to be credited for the issue of the Meadville Shares;

(ii)	their determination of the reasonable present cash value of the non-money consideration for the issue; and

(iii)	that, in their opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Meadville Shares.
     “Resolution of Directors” means either:
(i)	a resolution approved at a duly convened and constituted meeting of directors of Meadville or of a committee of directors of Meadville by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(ii)	a resolution consented to in writing by all directors or by all members of a committee of directors of Meadville, as the case may be.
(b) Power of Meadville to purchase its shares
     Meadville may purchase, redeem or otherwise acquire and hold its own shares save that Meadville may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Meadville Shares are to be purchased, redeemed or otherwise acquired unless Meadville is permitted by the BVI Companies Act or any other provision in the New Memorandum and Articles to purchase, redeem or otherwise acquire the Meadville Shares without their consent.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
     Meadville may only offer to acquire Meadville Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of Meadville’s assets will exceed its liabilities and Meadville will be able to pay its debts as they fall due.
     Meadville Shares that Meadville purchases, redeems or otherwise acquires pursuant to the New Articles may be cancelled or held as Treasury Shares (as defined in the New Memorandum) except to the extent that such Shares are in excess of 50% of the issued Meadville Shares in which case they shall be cancelled but they shall be available for reissue.
(c) Forfeiture of shares
     Meadville Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in the New Articles and for this purpose Meadville Shares issued for a promissory note or a contract for future services are deemed to be not fully paid. A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Meadville Shares. Where a notice has been issued and the requirements of the notice have not been complied with, the Meadville Directors may, at any time before tender of payment forfeit and cancel the Meadville Shares to which the notice relates. Upon forfeiture and cancellation pursuant to the New Articles, Meadville shall be under no obligation to refund any moneys to that Shareholder and that Shareholder shall be discharged from any further obligation to Meadville as regards the forfeited Meadville Share.
(d) Share certificates
     Every Shareholder is entitled to a certificate signed by a director of Meadville or under the seal specifying the number of Meadville Shares held by him and the signature of the director and the seal may be facsimiles. Any Shareholder receiving a certificate shall indemnify and hold Meadville and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Meadville Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.
(e) Fractional shares
     Meadville may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of Meadville Shares.
(f) Register of members
     The Meadville Directors shall keep a register of members, containing the matters required by the New Articles. A Meadville Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
(g) Transfer of registered shares
     Meadville Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to Meadville at the office of its registered agent for registration. The transfer of a Meadville Share is effective when the name of the transferee is entered on the register of members. Meadville shall, on receipt of an instrument of transfer complying with the New Articles, enter the name of the transferee of a Meadville Share in the register of members unless the Meadville Directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors. The Meadville Directors may not resolve to refuse or delay the transfer of a Meadville Share unless the Shareholder has failed to pay an amount due in respect of the Meadville Share.
(h) Transmission of registered shares
     Subject to the New Memorandum, the personal representative of a deceased Shareholder may transfer a Meadville Share even though the personal representative is not a Shareholder at the time of the transfer.
(i) Power to alter shares
     Meadville may amend the New Memorandum to increase or reduce the maximum number of Meadville Shares that Meadville is authorised to issue, or to authorise Meadville to issue an unlimited number of shares. Subject to the New Memorandum and Articles, Meadville may: (i) divide its shares, including issued shares, into a larger number of shares; or (ii) combine its shares, including issued shares, into a smaller number of shares; provided that, where Meadville Shares are divided or combined, the aggregate par value (if any) of the new Meadville Shares must be equal to the aggregate par value (if any) of the original Meadville Shares.
(j) Distributions
     The directors of Meadville may, by Resolution of Directors, authorise a Distribution (as defined below) by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of Meadville’s assets will exceed its liabilities and Meadville will be able to pay its debts as they fall due. Dividends may be paid in money, shares, or other property. Notice of any dividend that may have been declared shall be given to each Shareholder and all dividends unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of Meadville. No dividend shall bear interest as against Meadville and no dividend shall be paid on Treasury Shares. For all Distribution by way of dividend, a right of election may be offered to the Shareholders to choose to receive one particular form of Distribution from a selection of two or more forms of Distributions as determined by the Meadville Directors. In the case of a Distribution of shares of another company, the Meadville Directors may determine that Shareholders’ entitlements to fractional shares be disregarded and that only the nearest whole number of shares entitled are to be distributed to each Shareholder.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
     “Distribution” means: (i) the direct or indirect transfer of an asset, other than Meadville’s own shares, to or for the benefit of a Shareholder; or (ii) the incurring of a debt to or for the benefit of a Shareholder; in relation to the Meadville Shares held by a Shareholder and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend.
(k) General meetings
     Any Meadville Director may convene meetings of the Shareholders at such times and in such manner and places as the directors consider necessary or desirable.
     The Meadville Directors shall call a meeting of the Shareholders if requested in writing to do so by Shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being requested.
     The Meadville Directors convening a meeting shall give not less than seven days notice of meetings of Shareholders to the other Meadville directors and to those Shareholders whose names, on the date the notice is given, appear as Shareholders in the register of members of Meadville and are entitled to vote at the meeting. A meeting of Shareholders held in contravention of the foregoing requirement is valid if Shareholders holding a 90% majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Meadville Shares which that Shareholder holds. A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.
     A meeting of Shareholders is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than 50% of the votes of the Meadville Shares or class or series of Meadville Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting.
(l) Voting at general meetings
     At any meeting of the Shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting.
     If the chairman shall have any doubt as to the outcome of a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
     A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder. Any person other than an individual which is a Shareholder may by resolution in writing of its directors or other governing body authorise such individual as it thinks fit to act as its representative (the “Representative”) at any meeting of the Shareholders or at the meeting of any class of Shareholders and the Representative shall be entitled to exercise the same powers on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.
     Meadville Directors may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of shares in Meadville.
(m) Election of directors
     The Meadville Directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or Meadville Directors determine. No person shall be appointed as a Meadville Director unless he has consented in writing to act as a Meadville Director.
     A Meadville Director is not required to hold a Meadville Share as a qualification to office.
     The minimum number of Meadville Directors shall be one and the maximum number shall be 12.
     Each Meadville Director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.
     A Meadville Director may be removed from office: (i) with or without cause by a Resolution of Shareholders at a meeting of the Shareholders called for the purpose of removing the Meadville Director or for purposes including the removal of the Meadville Director; or by a written resolution passed by at least 75% of the Shareholders entitled to vote for or against such resolution; or (ii) with cause, by a Resolution of Directors passed at a meeting of Meadville Directors called for the purpose of removing the Meadville Director or for the purposes including the removal of the Meadville Director.
     The Meadville Directors may at any time appoint any person to be a Meadville Director either to fill a vacancy or as an addition to the existing Meadville Directors. Where the Meadville Directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Meadville Director ceased to hold office.
(n) Remuneration of directors
     The Meadville Directors may, by a Resolution of Directors, fix the emoluments of Meadville Directors with respect to services to be rendered in any capacity to Meadville.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
(o) Resignation of directors
     A Meadville Director may resign his office by giving written notice of his resignation to Meadville and the resignation shall have effect from the date the notice is received by Meadville at the office of its registered agent or from such later date as may be specified in the notice.
(p) Directors to manage business
     The business and affairs of Meadville shall be managed by, or under the direction or supervision of, the Meadville Directors, who have all the powers necessary for managing, and for directing and supervising, the business and affairs of Meadville. The Meadville Directors may exercise all such powers of Meadville as are not by the BVI Companies Act or by the New Memorandum or the New Articles required to be exercised by the Shareholders.
(q) Committees of directors
     The Meadville Directors may, by a Resolution of Directors, designate one or more committees of Meadville Directors, each consisting of one or more Meadville Directors, and delegate one or more of their power, including the power to affix the seal to the committee.
     The Meadville Directors may, by a Resolution of Directors, appoint any person, including a person who is a Meadville Director, to be an officer or agent of Meadville. Such officers may consist of a chairman of the Meadville Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient.
     Any number of offices may be held by the same person.
     An agent of Meadville has such powers and authorities of the Meadville Directors, including the power and authority to affix the Seal (as defined in the New Articles), as are set out in the New Articles or in the Resolution of Directors appointing the agent subject to the restrictions set out in the New Articles.
(r) Conflicts of interest
     A Meadville Director shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by Meadville, disclose the interest to all other Meadville Directors of Meadville.
     A Meadville Director who is interested in a transaction entered into or to be entered into by Meadville may vote on a matter relating to the transaction, attend a meeting of Meadville Directors at which a matter relating to the transaction arises and be included among the Meadville Directors present at the meeting for the purposes of a quorum and sign a document on behalf of Meadville, or do any other thing in his capacity as Meadville Director that relates to the transaction.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
(s) Indemnification
     Meadville shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (i) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of Meadville; or (ii) is or was, at the request of Meadville, serving as a director of or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.
     The foregoing right of indemnification only applies if the person acted honestly and in good faith and in what he believed to be the best interests of Meadville and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.
     Meadville may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of Meadville, or who at the request of Meadville is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not Meadville has or would have had the power to indemnify the person against the liability under the foregoing paragraph.
(t) Meetings of the board of directors
     The Meadville Directors or any committee thereof may meet at such times and in such manner and places within or outside the BVI as they may determine to be necessary or desirable. Any one Meadville Director may call a meeting of Meadville Directors. A meeting of Meadville Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of Meadville Directors, unless there are only two Meadville Directors in which case the quorum is two.
     At meetings of Meadville Directors at which the chairman of the Meadville Board is present, he shall preside as chairman of the meeting. If there is no chairman of the Meadville Board or if the chairman of the Meadville Board is not present, the Meadville Directors present shall choose one of their number to be chairman of the meeting.
(u) Accounts
     Meadville shall keep records that are sufficient to show and explain Meadville’s transactions, and will, at any time, enable the financial position of Meadville to be determined with reasonable accuracy.
     Meadville may by Resolution of Shareholders call for the Meadville Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of Meadville for a financial period and a true and fair view of the assets and liabilities of Meadville as at the end of a financial period.

APPENDIX V	SUMMARY OF THE EXISTING MEMORANDUM AND
ARTICLES AND THE NEW MEMORANDUM AND
ARTICLES IN RELATION TO MEADVILLE
(v) Voluntary liquidation
     Meadville may by a Resolution of Shareholders or by a Resolution of Directors appoint a voluntary liquidator.
(w) Fundamental changes
     Subject to the New Memorandum or the New Articles, any sale, transfer, lease, exchange or other disposition, other than a mortgage, charge or other encumbrance or the enforcement thereof, of more than 50% in value of the assets of Meadville, if not made in the usual or regular course of the business carried on by Meadville, shall be made as follows:
(i)	the sale, transfer, lease, exchange or other disposition shall be approved by the Meadville Directors;

(ii)	upon approval of the sale, transfer, lease, exchange or other disposition, the Directors shall submit details of the disposition to the members for it to be authorised by a resolution of members;

(iii)	if a meeting of members is to be held, notice of the meeting, accompanied by an outline of the disposition, shall be given to each member, whether or not he is entitled to vote on the sale, transfer, lease, exchange or other disposition; and

(iv)	if it is proposed to obtain the written consent of members, an outline of the disposition shall be given to each member, whether or not he is entitled to consent to the sale, transfer, lease, exchange or other disposition. The Meadville Directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by Meadville and such determination is, in the absence of fraud, conclusive.
(x) Continuation under foreign law
     Meadville may by Resolution of Shareholders or by a resolution passed unanimously by all Meadville Directors continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The following is the text of a report received from Meadville’s reporting accountant and auditor, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Circular.

PricewaterhouseCoopers 22nd Floor Prince’s Building Central Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888 www.pwchk.com
11 February 2010
The Directors
Meadville Holdings Limited
Dear Sirs,
     We set out below our report on the financial information (the “Financial Information”) of Meadville Holdings Limited (the “Company”) and its subsidiaries (together, the “Group”) set out in Sections I to III below, for inclusion in the circular of Meadville Holdings Limited dated 11 February 2010 (the “Circular”) in connection with, inter alia, the proposed disposal of the PCB Business and Laminate Business and the proposed distribution by way of dividend to the Company’s shareholders of the aggregate consideration received for the disposal of the PCB Business and Laminate Business by the Group. The Financial Information comprises the consolidated statements of financial position of the Group as at 31 December 2006, 2007, 2008 and 30 September 2009, the statements of financial position of the Company as at 31 December 2006, 2007, 2008 and 30 September 2009, and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated cash flow statements of the Company for each of three years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2008 and 2009 (the “Relevant Periods”), and a summary of significant accounting policies and other explanatory notes.
     The Company was incorporated in the Cayman Islands on 28 August 2006 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands.
     As at the date of this report, the Company has direct and indirect interests in the subsidiaries and associated companies as set out in Note 20 and Note 19 respectively of Section II below.
     The consolidated financial statements of the Company for each of the three years ended 31 December 2006, 2007 and 2008 were audited by PricewaterhouseCoopers.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
The Financial Information has been prepared based on the audited consolidated financial statements or, where appropriate, unaudited consolidated financial statements of the Company with no adjustment made thereon.
Directors’ responsibility
     The directors of the Company during the Relevant Periods are responsible for the preparation and the true and fair presentation of the consolidated financial statements of the Company in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).
     For the financial information for each of the years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, the directors of the Company are responsible for the preparation and the true and fair presentation of the financial information in accordance with HKFRSs issued by the HKICPA. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the financial information that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
     For the financial information for the nine months ended 30 September 2008, the directors of the Company are responsible for the preparation and the presentation of the financial information in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with HKFRSs.
Reporting accountant’s responsibility
     For the financial information for each of the three years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, our responsibility is to express an opinion on the financial information based on our examination and to report our opinion to you. We examined the audited consolidated financial statements or, where appropriate, the unaudited consolidated financial statements of the Company used in preparing the financial information, and carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” issued by the HKICPA.
     For the financial information for the nine months ended 30 September 2008, our responsibility is to express a conclusion on the financial information based on our review and to report our conclusion to you. We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of the financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Opinion and review conclusion
     In our opinion, the financial information for each of three years ended 31 December 2006, 2007 and 2008 and the nine months ended 30 September 2009, for the purpose of this report, gives a true and fair view of the state of affairs of the Company as at 31 December 2006, 2007 and 2008 and 30 September 2009 and of the Group as at 31 December 2006, 2007 and 2008 and 30 September 2009 and of the Group’s results and cash flows for the respective years and period then ended.
     Based on our review, which does not constitute an audit, nothing has come to our attention that causes us to believe that the financial information for the nine months ended 30 September 2008, for the purpose of this report, is not prepared, in all material respects, in accordance with the accounting policies set out in Note 2 of Section II below which are in conformity with HKFRS.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
I FINANCIAL INFORMATION
CONSOLIDATED INCOME STATEMENTS

					Nine months ended
		Year ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(unaudited)

Revenue	5	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891
Cost of sales	9, 22	(2,486,560)	(3,430,222)	(4,546,027)	(3,426,634)	(2,970,848)

Gross profit		653,838	1,060,040	1,080,424	842,864	730,043
Other income	6	97,145	177,050	172,495	137,369	98,909
Selling and distribution expenses	9	(126,467)	(240,182)	(280,422)	(219,237)	(196,220)
General and administrative expenses	9	(154,349)	(245,152)	(281,565)	(158,676)	(306,479)
Share award expenses	7, 9	—	(254,502)	(11,661)	(9,198)	(10,772)

Operating profit		470,167	497,254	679,271	593,122	315,481
Loss on share reform of an associated company	19	(52,237)	—	—	—	—
Interest income	10	6,034	27,300	5,095	3,730	1,324
Finance costs	11	(88,171)	(109,737)	(132,011)	(96,791)	(64,057)
Share of net profit of associated companies	19	97,849	107,858	33,577	75,278	50,735

Profit before income tax		433,642	522,675	585,932	575,339	303,483
Income tax expense	12	(48,718)	(72,116)	(77,387)	(81,929)	(53,078)

Profit for the year/period	5	384,924	450,559	508,545	493,410	250,405

Attributable to:
Equity holders of the Company	13	320,017	341,648	402,468	417,642	178,307
Minority interests		64,907	108,911	106,077	75,768	72,098

		384,924	450,559	508,545	493,410	250,405

Earnings per share for profit attributable to equity holders of the Company during the year/period (expressed in HK$ per share) — basic and diluted	13	0.21	0.17	0.20	0.21	0.09

Dividends	14	—	120,000	82,488	54,992	29,460

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Profit for the year/period	384,924	450,559	508,545	493,410	250,405

Other comprehensive income
Exchange differences	50,899	147,073	128,805	159,588	3,235
Fair value (loss)/gain of available-for-sale financial asset	—	—	(454)	3,564	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	—	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	—	(17,226)
— transfer to property, plant and equipment	—	—	—	—	(178)

Other comprehensive income for the year/period, net of tax	50,899	147,073	128,351	163,152	5,706

Total comprehensive income for the year/period	435,823	597,632	636,896	656,562	256,111

Total comprehensive income attributable to:
Equity holders of the Company	364,816	469,588	508,445	555,889	183,632
Minority interests	71,007	128,044	128,451	100,673	72,479

	435,823	597,632	636,896	656,562	256,111

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	16	2,030,800	4,121,368	5,290,295	5,166,726
Leasehold land and land use rights	17	114,549	174,420	178,430	175,181
Intangible assets	18	22,561	149,899	22,159	21,292
Interests in associated companies	19	441,409	579,543	620,573	635,563
Available-for-sale financial asset	21	—	21,089	20,635	17,714
Derivative financial instruments	29	—	—	—	22,358
Deferred tax assets	30	—	13,124	32,682	42,935

		2,609,319	5,059,443	6,164,774	6,081,769

Current assets
Inventories	22	373,459	498,000	544,904	545,769
Debtors and prepayments	23	1,241,699	1,597,034	1,243,021	1,171,839
Derivative financial instruments	29	—	—	—	438
Amount due from a minority shareholder	36	—	39,055	—	—
Taxation recoverable		2,220	6,090	21,820	25,537
Cash and bank balances	25	211,150	418,192	889,773	951,865

		1,828,528	2,558,371	2,699,518	2,695,448

Total assets		4,437,847	7,617,814	8,864,292	8,777,217

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	26	777,000	1,822,612	1,822,252	1,822,252
Reserves	27	(43,189)	560,901	929,024	1,093,968
Proposed final dividend	14, 27	—	80,000	27,496	—

		733,811	2,463,513	2,778,772	2,916,220
Minority interests in equity		203,916	359,293	425,167	560,894

Total equity		937,727	2,822,806	3,203,939	3,477,114

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	28	749,060	1,738,067	2,777,110	2,964,762
Derivative financial instruments	29	—	—	17,350	13,944
Deferred tax liabilities	30	14,219	81,483	97,081	92,730
Financial liabilities	31	—	264,394	151,270	161,758
Long-term other payables	32	—	115,658	74,564	24,974

		763,279	2,199,602	3,117,375	3,258,168

Current liabilities
Creditors and accruals	33	800,030	1,428,268	1,467,106	1,183,508
Amount due to a subsidiary of a minority shareholder	34	63,359	29,367	16,828	25,848
Amounts due to associated companies	34	120,742	150,669	121,595	140,595
Amounts due to related parties	24	709,598	—	—	—
Amount due to a minority shareholder	36	—	343	60,466	—
Borrowings	28	1,026,247	961,107	858,525	635,911
Derivative financial instruments	29	—	—	8,015	2,023
Dividend payable		—	—	—	29,460
Taxation payable		16,865	25,652	10,443	24,590

		2,736,841	2,595,406	2,542,978	2,041,935

Total liabilities		3,500,120	4,795,008	5,660,353	5,300,103

Total equity and liabilities		4,437,847	7,617,814	8,864,292	8,777,217

Net current (liabilities)/assets		(908,313)	(37,035)	156,540	653,513

Total assets less current liabilities		1,701,006	5,022,408	6,321,314	6,735,282

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
COMPANY STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000
Assets
Non-current assets
Investments in subsidiaries	20	777,000	777,000	777,000	777,000

Current assets
Debtors and prepayments	23	7,532	312	582	235
Amounts due from subsidiaries	35	—	1,315,749	1,910,604	1,855,731
Taxation recoverable		—	—	9	—
Cash and bank balances	25	—	339	542	29,574

		7,532	1,316,400	1,911,737	1,885,540

Total assets		784,532	2,093,400	2,688,737	2,662,540

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	26	777,000	1,822,612	1,822,252	1,822,252
Reserves	27	(597)	173,464	831,478	802,018
Proposed final dividend	14	—	80,000	27,496	—

Total equity		776,403	2,076,076	2,681,226	2,624,270

Liabilities
Current liabilities
Creditors and accruals	33	1,004	17,324	7,509	8,810
Amounts due to subsidiaries	35	7,125	—	—	—
Dividend payable		—	—	—	29,460
Taxation payable		—	—	2	—

		8,129	17,324	7,511	38,270

Total equity and liabilities		784,532	2,093,400	2,688,737	2,662,540

Net current (liabilities)/assets		(597)	1,299,076	1,904,226	1,847,270

Total assets less current liabilities		776,403	2,076,076	2,681,226	2,624,270

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from operating activities
Profit before income tax			433,642	522,675	585,932	575,339	303,483
Adjustments for:
— Share of net profit of associated companies			(97,849)	(107,858)	(33,577)	(75,278)	(50,735)
— Loss on share reform of an associated company			52,237	—	—	—	—
— Interest income			(6,034)	(27,300)	(5,095)	(3,730)	(1,324)
— Finance costs			88,171	109,737	132,011	96,791	64,057
— Impairment of intangible assets			55	—	19,860	—	—
— Impairment of property, plant and equipment			—	10,612	—	—	5,419
— Amortisation of intangible assets			1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights			2,472	2,904	4,353	3,252	3,297
— Depreciation of property, plant and equipment			208,770	291,760	441,705	322,361	387,084
— Dividend income from available-for-sale financial asset			—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	38	(a)	(1,108)	—	—	—	—
— Income on partial disposal of a subsidiary	38	(b)	—	(41)	—	—	—
— (Gain)/loss on disposal of property, plant and equipment			(684)	2,599	22,383	9,430	1,222
— Gain on adjustment for contingent consideration in relation to business combination			—	—	(13,933)	—	(13,425)
— Net exchange differences			(5,115)	(45,043)	(141,888)	(143,518)	—
— Share award expenses			—	254,502	11,661	9,198	10,772

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					Nine months ended
		Year ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(unaudited)

Operating profit before working capital changes		675,727	1,015,884	1,026,403	796,358	708,757
Changes in:
Inventories		(114,271)	(96,759)	(46,904)	(232,236)	(865)
Debtors and prepayments		(272,588)	(139,214)	354,013	(128,156)	71,182
Restricted bank balances		12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals		204,356	456,466	38,838	110,936	(283,598)
Long-term other payables		—	115,658	(41,094)	(16,265)	(49,590)
Amount due from a director		20,809	—	—	—	—
Amounts due to associated companies		(23,210)	29,927	(29,074)	(44,085)	19,000
Amounts due from/(to) related parties		(39,669)	(9,598)	—	—	—
Amounts due from/(to) minority shareholders		—	(38,712)	39,055	39,958	—
Amount due to a subsidiary of a minority shareholder		39,565	(33,992)	(12,539)	32,099	9,020

Cash generated from operating activities		502,794	1,297,183	1,326,726	561,328	471,382
Interest received		6,034	27,300	5,095	3,730	1,324
Interest paid		(88,171)	(109,737)	(90,770)	(82,653)	(66,768)
Hong Kong profits tax paid		(2,900)	(11,900)	(3,285)	(3,275)	(5,605)
Overseas tax paid		(36,396)	(70,741)	(110,034)	(85,341)	(51,625)

Net cash generated from operating activities		381,361	1,132,105	1,127,732	393,789	348,708

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from investing activities
Purchase of property, plant and equipment			(654,442)	(1,387,330)	(1,409,181)	(1,100,129)	(268,216)
Purchase of leasehold land and land use rights			(30,805)	—	—	—	—
Proceeds from sale of property, plant and equipment			7,482	3,431	2,644	3,514	1,022
Acquisition of a subsidiary, net of bank balances and cash acquired	38	(c)	—	(694,715)	—	—	—
Partial disposal of a subsidiary	38	(b)	—	14,719	—	—	—
Acquisition of minority interest in a subsidiary	38	(a)	(6,354)	—	—	—	—
Purchase of available-for-sale financial asset			—	(21,089)	—	—	—
Investment in an associated company			(33,305)	(20,750)	—	—	—
Distribution to equity holders			(6,698)	—	—	—	—
Dividends received from associated companies			41,112	26,511	27,749	27,749	36,114
Dividend received from available-for-sale financial asset			—	—	—	—	1,971

Net cash used in investing activities			(683,010)	(2,079,223)	(1,378,788)	(1,068,866)	(229,109)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from financing activities
New borrowings			1,967,787	3,095,406	3,506,676	3,088,152	1,129,480
Repayment of borrowings			(1,629,011)	(2,186,244)	(2,595,841)	(2,173,344)	(1,138,816)
Repurchase of own shares			—	—	(69,855)	(69,855)	—
Proceeds from issuance of shares			—	1,125,000	—	—	—
Share issue expenses			—	(79,388)	—	—	—
Partial consideration pursuant to the reorganisation	38	(d)	—	(700,000)	—	—	—
Dividends paid to shareholders			—	(40,000)	(134,992)	(134,992)	(27,496)
Dividends paid to minority shareholders			(30,174)	(101,630)	(3,127)	(3,127)	(91,361)
Capital contribution by minority shareholders			18,068	114,285	—	—	94,199

Net cash generated from/(used in) financing activities			326,670	1,227,429	702,861	706,834	(33,994)

Net increase in cash and cash equivalents			25,021	280,311	451,805	31,757	85,605
Exchange differences on cash and cash equivalents			(16,497)	(33,236)	(7,822)	(9,157)	(411)
Cash and cash equivalents at beginning of the year/period			158,692	167,216	414,291	414,291	858,274

Cash and cash equivalents at end of the year/period	38	(e)	167,216	414,291	858,274	436,891	943,468

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	777,000	(549,769)	—	—	—	—	68,286	22,789	—	808,482	1,126,788	152,477	1,279,265

Profit for the year	—	—	—	—	—	—	—	—	—	320,017	320,017	64,907	384,924
Other comprehensive income:
— Exchange differences	—	2,934	—	—	—	—	336	41,529	—	—	44,799	6,100	50,899

Total comprehensive income for the year ended 31 December 2006	—	2,934	—	—	—	—	336	41,529	—	320,017	364,816	71,007	435,823

Transactions with equity holders:
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	18,068	18,068
Partial consideration pursuant to the reorganisation	—	(700,000)	—	—	—	—	—	—	—	—	(700,000)	—	(700,000)
Distribution to equity holders	—	—	—	—	—	—	—	—	—	(57,793)	(57,793)	—	(57,793)
Disposal of equity interest by a minority shareholder	—	—	—	—	—	—	—	—	—	—	—	(7,462)	(7,462)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(30,174)	(30,174)
Transfer	—	—	—	—	—	—	12,773	—	—	(12,773)	—	—	—

	—	(700,000)	—	—	—	—	12,773	—	—	(70,566)	(757,793)	(19,568)	(777,361)

At 31 December 2006	777,000	(1,246,835)	—	—	—	—	81,395	64,318	—	1,057,933	733,811	203,916	937,727

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2007	777,000	(1,246,835)	—	—	—	—	81,395	64,318	—	1,057,933	733,811	203,916	937,727

Profit for the year	—	—	—	—	—	—	—	—	—	341,648	341,648	108,911	450,559
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	713	126,627	—	600	127,940	19,133	147,073

Total comprehensive income for the year ended 31 December 2007	—	—	—	—	—	—	713	126,627	—	342,248	469,588	128,044	597,632

Transactions with equity holders:
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	128,963	128,963
Proceeds from issuance of shares	1,125,000	—	—	—	—	—	—	—	—	—	1,125,000	—	1,125,000
Share issue expenses	(79,388)	—	—	—	—	—	—	—	—	—	(79,388)	—	(79,388)
Share award expenses (Note 7)	—	—	—	—	—	254,502	—	—	—	—	254,502	—	254,502
Dividend (Note 14)	—	—	—	—	—	(40,000)	—	—	—	—	(40,000)	(101,630)	(141,630)
Proposed final dividend (Note 14)	—	—	—	—	—	(80,000)	—	—	80,000	—	—	—	—
Transfer	—	—	—	—	—	—	48,461	—	—	(48,461)	—	—	—

	1,045,612	—	—	—	—	134,502	48,461	—	80,000	(48,461)	1,260,114	27,333	1,287,447

At 31 December 2007	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

Profit for the year	—	—	—	—	—	—	—	—	—	402,468	402,468	106,077	508,545
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	649	105,782	—	—	106,431	22,374	128,805
— Change in fair value of available-for-sale financial asset	—	—	—	(454)	—	—	—	—	—	—	(454)	—	(454)

Total comprehensive income for the year ended 31 December 2008	—	—	—	(454)	—	—	649	105,782	—	402,468	508,445	128,451	636,896

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	11,661	—	—	—	—	11,661	—	11,661
Dividend (Note 14)	—	—	—	—	—	(54,992)	—	—	(80,000)	—	(134,992)	(62,577)	(197,569)
Cancellation upon repurchase of own shares (Note 26)	(360)	—	—	—	360	—	—	—	—	(69,855)	(69,855)	—	(69,855)
Proposed final dividend (Note 14)	—	—	—	—	—	(27,496)	—	—	27,496	—	—	—	—
Transfer	—	—	—	—	—	—	35,388	—	—	(35,388)	—	—	—

	(360)	—	—	—	360	(70,827)	35,388	—	(52,504)	(105,243)	(193,186)	(62,577)	(255,763)

At 31 December 2008	1,822,252	(1,246,835)	—	(454)	360	63,675	166,606	296,727	27,496	1,648,945	2,778,772	425,167	3,203,939

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2009	1,822,252	(1,246,835)	—	(454)	360	63,675	166,606	296,727	27,496	1,648,945	2,778,772	425,167	3,203,939

Profit for the period	—	—	—	—	—	—	—	—	—	178,307	178,307	72,098	250,405
Other comprehensive income:
Exchange differences	—	—	—	—	—	—	8	2,846	—	—	2,854	381	3,235
Change in fair value of available-for-sale financial asset	—	—	—	(2,921)	—	—	—	—	—	—	(2,921)	—	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	22,796	—	—	—	—	—	—	—	22,796	—	22,796
— transfer to income statement upon change in fair value of hedged item	—	—	(17,226)	—	—	—	—	—	—	—	(17,226)	—	(17,226)
— transfer to property, plant and equipment	—	—	(178)	—	—	—	—	—	—	—	(178)	—	(178)

Total comprehensive income for the nine months ended 30 September 2009	—	—	5,392	(2,921)	—	—	8	2,846	—	178,307	183,632	72,479	256,111

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	10,772	—	—	—	—	10,772	—	10,772
Dividend (Note 14)	—	—	—	—	—	(29,460)	—	—	(27,496)	—	(56,956)	(30,951)	(87,907)
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	94,199	94,199
Transfer	—	—	—	—	—	—	28,183	—	—	(28,183)	—	—	—

	—	—	—	—	—	(18,688)	28,183	—	(27,496)	(28,183)	(46,184)	63,248	17,064

At 30 September 2009	1,822,252	(1,246,835)	5,392	(3,375)	360	44,987	194,797	299,573	—	1,799,069	2,916,220	560,894	3,477,114

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

Profit for the period	—	—	—	—	—	—	—	—	—	417,642	417,642	75,768	493,410
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	717	133,966	—	—	134,683	24,905	159,588
— Change in fair value of available-for-sale financial asset	—	—	—	3,564	—	—	—	—	—	—	3,564	—	3,564

Total comprehensive income for the nine months ended 30 September 2008	—	—	—	3,564	—	—	717	133,966	—	417,642	555,889	100,673	656,562

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	9,198	—	—	—	—	9,198	—	9,198
Dividend (Note 14)	—	—	—	—	—	(54,992)	—	—	(80,000)	—	(134,992)	(38,607)	(173,599)
Cancellation upon repurchase of own shares (Note 26)	(360)	—	—	—	360	—	—	—	—	(69,855)	(69,855)	—	(69,855)
Transfer	—	—	—	—	—	—	13,229	—	—	(13,229)	—	—	—

	(360)	—	—	—	360	(45,794)	13,229	—	(80,000)	(83,084)	(195,649)	(38,607)	(234,256)

At 30 September 2008	1,822,252	(1,246,835)	—	3,564	360	88,708	144,515	324,911	—	1,686,278	2,823,753	421,359	3,245,112

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
II NOTES TO THE FINANCIAL INFORMATION
1 General information, reorganisation and basis of preparation
(a) General information
     Meadville Holdings Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the manufacturing and distribution of printed circuit boards (the “PCB Business”) and prepreg and laminate (the “Laminate Business”).
     The Company was incorporated in the Cayman Islands on 28 August 2006 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The address of its registered office is Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.
     The Company’s shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) on 2 February 2007 (“Listing”).
     This Financial Information are presented in units of Hong Kong dollars (“HK$”), unless otherwise stated.
(b) Reorganisation
     Before completion of the reorganisation, the PCB Business and Laminate Business was carried out by Photomask (HK) Limited (formerly known as Meadville Technologies Group Limited) (“PHKL”), the former holding company, and all its subsidiaries except for Qingyi Precision Maskmaking (Shenzhen) Ltd. (“SQM”). SQM was engaged in the research, design and manufacturing of photomasks (the “Photomask Business”).
     For the preparation of the listing of shares of the Company on the Stock Exchange, the following reorganisation (the “Reorganisation”) was carried out to transfer the PCB Business and Laminate Business and its related assets to the Company by way of the following steps:
•	MTG Investment (BVI) Limited (“MTG(INV)”) was incorporated in the British Virgin Islands on 23 August 2006 by Mr. Tang Hsiang Chien, a shareholder of MTG(INV). Pursuant to an agreement dated 30 December 2006 entered into between MTG(INV) and PHKL, MTG(INV) acquired the equity interests in the subsidiaries of PHKL engaged in the PCB Business and Laminate Business (including their holding companies) and certain assets and liabilities in relation to the PCB Business and Laminate Business of PHKL for a total consideration of approximately HK$1,219 million, which was satisfied partly by payment of cash of HK$700 million and partly by issue of 99,999 shares in MTG(INV). As a result of the transfer, PHKL ceased its operation in the PCB Business and Laminate Business and only conducted the Photomask Business thereafter.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
•	Pursuant to an agreement dated 30 December 2006, the Company acquired the entire issued capital of MTG(INV) through a share swap, and the Company became the holding company of the companies now comprising the Group. Details of the Company’s interests in its subsidiaries and associated companies are set out in Note 20 and Note 19 respectively.
     The Reorganisation involved companies under common control, and the Group resulting from the Reorganisation is regarded as a continuing group. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the consolidated financial statements have been prepared as if the Company had been the holding company of the subsidiaries comprising the Group throughout the year ended 31 December 2006, rather than from the date on which the Reorganisation was completed. The comparative figures as at 1 January 2006 have been presented on the same basis.
     As a result of the Reorganisation, all the PCB Business and Laminate Business were transferred to the Company and its subsidiaries now comprising the Group effective 30 December 2006. After the Reorganisation, the PCB Business and Laminate Business were carried out by the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(c) Basis of preparation
     The Financial Information of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
     The preparation of the Financial Information in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 4.
(i)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

Effective for
accounting
periods
beginning
on or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation	1 January 2009
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009
HKFRS 2 (Amendment)	Share-based payment — Vesting conditions and cancellations	1 January 2009
HKFRS 7 (Amendments)	Financial instruments: Disclosures	1 January 2009
HKFRS 8	Operating segments	1 January 2009
HK(IFRIC) — Int 13	Customer loyalty programmes	1 July 2008
HK(IFRIC) — Int 15	Agreements for construction of real estates	1 January 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 October 2008
HK(IFRIC) — Int 18 “Transfer of assets from customers” is effective to transfers of assets from customers received on or after 1 July 2009.

The adoption of the above new standards, amendments to standards and interpretations has no significant impact on the results and financial position of the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project. These amendments are also not expected to have a significant financial impact on the results and financial position of the Group.

(ii)	The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are relevant to the Group’s operations and have not been early adopted:

Effective for
accounting
periods
beginning
on or after

HKAS 24 (Revised)	Related party disclosures	1 January 2011
HKAS 27 (Revised)	Consolidated and separate financial statements	1 July 2009
HKAS 39 (Amendment)	Eligible hedged items	1 July 2009
HKFRS 3 (Revised)	Business combinations	1 July 2009
HKFRS 9	Financial instruments	1 January 2013
HK(IFRIC) — Int 9 and HKAS 39 (Amendments)	Reassessment of embedded derivatives	30 June 2009
HK(IFRIC) — Int 17	Distributions of non-cash assets to owners	1 July 2009
Whether the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) has any material impact on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 January 2010. The directors are not yet in a position to state whether any substantial changes to the financial statements will be resulted from adopting HKFRS 9. The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(iii)	The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are not relevant to the Group’s operations and have not been early adopted:

Effective for
accounting
periods
beginning
on or after

HKAS 32 (Amendment)	Classification of right issues	1 February 2010
HKFRS 1 (Revised)	First-time adoption of Hong Kong Financial Reporting Standards	1 July 2009
HKFRS 1 (Amendment)	Additional exemptions for first-time adopters	1 January 2010
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions	1 January 2010
HK(IFRIC) — Int 14 (Amendment)	Prepayments of a minimum funding requirement	1 January 2011
HK(IFRIC) — Int 19	Extinguishing financial liabilities with equity instruments	1 July 2010
(iv)	HKICPA’s improvements to HKFRS have been published in October 2008 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the Group. Amendment has been made to the following standard according to the improvements:

Effective for
accounting
periods
beginning
on or after

HKFRS 5	Non-current assets held for sale and discontinued operations (and consequential amendment to HKFRS 1, First time adoption of Hong Kong Financial Reporting Standards)	1 July 2009

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(v)	HKICPA’s improvements to HKFRS have been published in May 2009 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the Group. Amendments have been made to the following standards according to the improvements:

Effective for
accounting
periods
beginning
on or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2010
HKAS 7	Statement of cash flows	1 January 2010
HKAS 17	Leases	1 January 2010
HKAS 18	Revenue	1 January 2010
HKAS 36	Impairment of assets	1 January 2010
HKAS 38	Intangible assets	1 July 2009
HKAS 39	Financial instruments: Recognition and measurement	1 January 2010
HKFRS 2	Share-based payment — Scope of HKFRS 2 and HKFRS 3 (Revised)	1 July 2009
HKFRS 5	Non-current assets held for sale and discontinued operations	1 January 2010
HKFRS 8	Operating segments	1 January 2010
HK — Int 4 (Revised)	Leases — Determination of the length of lease term in respect of Hong Kong land leases	1 January 2010
HK(IFRIC) — Int 9	Reassessment of embedded derivatives	1 July 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 July 2009
The directors anticipate that the adoption of the above amendments to HKFRS mentioned in Note 1(c) (iii), (iv) and (v) will not result in a significant impact on the results and financial position of the Group.
2 Summary of significant accounting policies
(a) Merger accounting for common control combinations
     The Financial Information incorporates the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised in respect of goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.
     The consolidated income statement includes the results of the combining entities or businesses from the earliest date presented or since the date when the combining entities first came under the common control, where this is a shorter period, regardless of the date of the common control combination.
     A uniform set of accounting policies is adopted by those entities. All intra-group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation.
(b) Consolidation
     (i) Subsidiaries
     Subsidiaries are all entities (including special purpose entities) over which the Group has power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
     Except for the Reorganisation which has been accounted for as a combination of entities or businesses under common control using merger accounting as explained in Note 1(b), the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.
     Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     In the Company’s statement of financial position the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
     (ii) Transactions with minority interests
     The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.
     (iii) Associated companies
     Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s interests in associated companies include goodwill identified on acquisition, net of any accumulated impairment loss.
     The Group’s share of its associated companies’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.
     Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.
(c) Segment reporting
     Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the management that makes strategic decisions.
(d) Property, plant and equipment
     Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the consolidated income statement during the financial period in which they are incurred.
     Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, which are summarised as follows:

Buildings	22 - 25 years
Leasehold improvements	22 - 25 years
Furniture and equipment	5 - 6 years
Plant, machinery and equipment	10 - 12 years
Motor vehicles	5 - 6 years
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
     Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plant, machinery and equipment pending installation. It is carried at cost which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until they are completed and available for use.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
     Gains and losses on disposals are determined by comparing proceeds with carrying amount and are charged to the consolidated income statement.
(e) Intangible assets
     (i) Goodwill
     Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary and associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in interests in associated companies. Goodwill is tested for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Impairment losses on goodwill are not reversed.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
     (ii) Technologies fee
     The technologies fee is shown at historical cost. The technologies fee has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of technologies fee over its estimated useful life of 10 years.
     (iii) Customer relationship
     Customer relationship represents the fair value attributable to customer base or existing contractual bids with customers taken over as a result of business combination. Amortisation is calculated using the straight-line method over the estismated useful life of 10 years.
(f) Trade and other receivables
     Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the consolidated income statement.
(g) Impairment of non-financial assets
     Non-financial assets that have an indefinite useful life or have not yet available for use are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
     The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(h) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative financial assets. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the statement of financial position. Available-for-sale financial assets are stated initially at fair value plus transaction costs and subsequently carried at fair value.
     Changes in fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised costs of the security and other changes in the carrying amount of the security. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.
     Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated income statement. Dividends on available-for-sale equity instruments are recognised in the consolidated income statement when the Group’s right to receive payments is established.
     If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.
     The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial asset, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the consolidated income statement. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.
(i) Inventories
     Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
(j) Operating leases
     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the consolidated income statement on a straight line basis over the period of the lease.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(k) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.
     Borrowing costs directly attributable to the acquisition and construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs capitalised are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed.
     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the end of each reporting period.
(l) Derivative financial instruments and hedging activities
     Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or (ii) hedges of highly probable forecast transactions (cash flow hedges).
     The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
     (i) Fair value hedge
     Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
     If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised through the consolidated income statement over the period to maturity.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (ii) Cash flow hedge
     The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement.
     Amounts accumulated in hedging reserve are recognised in the consolidated income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, property, plant and equipment), the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised as depreciation in case of property, plant and equipment.
     When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated income statement.
     Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.
(m) Current and deferred income tax
     The tax expense for the year/period comprises current and deferred tax. Tax is recognised in the consolidated income statement.
     The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the end of each reporting period in the countries where the Company and its subsidiaries and associated companies operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
     Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
     Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
(n) Cash and cash equivalents
     Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.
(o) Trade payables
     Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
(p) Provisions
     Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
     Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.
     Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
     Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.
(q) Employee benefits
     (i) Employee leave entitlements
     Employee entitlements to annual and long service leaves are recognised when they accrue to employees. Provisions are made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the end of each reporting period.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (ii) Retirement benefits
     The Group pays contributions to separate trustee-administered funds on a mandatory basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contribution.
     The Group’s employees in mainland China are covered by various government sponsored pension plans. These government agencies are responsible for the pension liabilities to these employees. The relevant group companies pay monthly contributions to these pension plans based on certain percentages of the salaries, subject to a certain ceiling. Under these plans, the Group has no legal or constructive obligation to make further payments once the required contributions have been paid. Contributions to these plans are expensed as incurred.
     The Group’s overseas employees are entitled to participate in a number of defined contribution pension schemes, the assets of which are generally held in separate trustee-administered funds. The pension schemes are generally funded by payments from employees and by the relevant group companies.
     (iii) Bonus plans
     Provisions for bonus plan due wholly within twelve months after the end of each reporting period are recognised where contractually obliged or where there is a past practice that has created a constructive obligation.
     (iv) Share-based compensation
     For shares granted to the employees, the fair value of the employee services received in exchange for the grant of the shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted. At the end of each reporting period, the Group revises its estimates of the number of shares that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.
     (v) Other benefits
     The Group’s employees in mainland China are also entitled to participate in various government sponsored medical insurance plan and housing funds. The relevant group companies pay monthly contributions to these funds based on certain percentages of the salaries. The Group’s liability in respect of these funds is limited to the contributions paid. Contributions to these plans are expensed as incurred.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(r) Government grants
     Grants from government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
     Government grants relating to costs are deferred and recognised in the consolidated income statement over the period necessary to match them with the costs that they are intended to compensate.
     Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the consolidated income statement on a straight line basis over the expected lives of the related assets.
(s) Share capital
     Shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the net proceeds.
     Where any group company purchases the Company’s equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
(t) Financial liabilities — put option
     Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The accretion of the discount on the financial liability should be recognised as finance costs in the consolidated income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognised against goodwill including revision of cash flow estimates.
(u) Revenue recognition
     Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.
     Sales of goods are recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectability of related receivables is reasonably assured.
     Dividend income is recognised when the right to receive payment is established.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(v) Interest income
     Interest income is recognised on a time proportion basis, using the effective interest method.
(w) Foreign currency translation
     (i) Functional and presentation currency
     Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in HK$ which is the Company’s functional and presentation currency.
     (ii) Transactions and balances
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement except when deferred in equity as qualifying cash flow hedges.
     Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the consolidated income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the consolidated income statement within general and administrative expenses.
     Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.
     Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.
     (iii) Group companies
     The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of reporting period;

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
      On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences that were recorded in equity are recognised in the consolidated income statement as part of the gain or loss on sale.
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(x) Dividend distribution
     Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.
3 Financial risk management
(a) Financial risk factors
     The Group’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.
     (i) Foreign exchange risk
     The Group operates principally in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar (“US$”) and Renminbi (“RMB”). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The Group attempts to minimise its foreign exchange risk exposure through payment of operating costs and maintenance of borrowings at a balanced mix of major currencies.
     In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the Chinese government.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.
     If RMB had weakened/strengthened by 3.5%, 5.0%, 4.0% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$9,143,000, HK$24,451,000, HK$16,804,000 and HK$100,000 higher/lower respectively for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 respectively, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated trade receivables and foreign exchange gains/losses on translation of RMB-denominated trade payables and borrowings.
     If US$ had weakened/strengthened by 0.2%, 0.4%, 0.7% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$572,000, HK$2,653,000, HK$13,460,000 and HK$1,942,000 higher/lower respectively for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of US$-denominated trade receivables and foreign exchange gains/losses on translation of US$-denominated trade payables and borrowings. There is no significant impact on equity for the years ended 31 December 2006, 2007, 2008 and for the period ended 30 September 2009.
(ii) Credit risk
     The credit risk of the Group mainly arises from cash and cash equivalents and debtors. The carrying amounts of these balances represent the Group’s maximum exposure to credit risk in relation to financial assets. At 31 December 2006, 2007 and 2008 and 30 September 2009, all the bank deposits are deposited in high quality financial institutions without significant credit risk.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
The table below shows the bank deposit balances of the five major banks at 31 December 2006, 2007, 2008 and 30 September 2009. Management does not expect any losses from non-performance by these banks. The Group has no policy to limit the amount of credit exposure to any financial institution.

					At
		At 31 December			30 September
		2006	2007	2008	2009
Counterparty	Rating (i)	HK$’000	HK$’000	HK$’000	HK$’000

Bank 1	Aa1	79,249	147,178	268,348	230,826
Bank 2	Aa3	10,863	8,756	169,273	125,495
Bank 3	A1	19,941	61,034	162,303	157,753
Bank 4	A1	66,902	106,732	144,979	184,715
Bank 5	Baa1	—	—	—	82,654
Bank 6	A1	10,771	76,187	104,461	—

		187,726	399,887	849,364	781,443

Note (i):	The source of current credit rating is from Moody’s.
     The table below shows major debtor balances at 31 December 2006, 2007, 2008 and 30 September 2009.

					At
		At 31 December			30 September
		2006	2007	2008	2009
Counterparty	Rating	HK$’000	HK$’000	HK$’000	HK$’000

Debtors A (ii)	5A3	156,732	297,354	213,849	261,164
Debtors B (ii)	4A3	—	28,475	27,985	61,645
Debtors C (ii)	3A3	72,349	229,850	180,920	17,605
Debtors D (iii)	AAA	—	—	4,287	—
Debtors E (iii)	AA-	—	—	—	3,644
Debtors F (iii)	A+	39,883	41,770	6,808	10,914
Debtors G (iii)	A-	—	6,685	19,337	19,050
Debtors H (iii)	BBB	—	1,266	10,418	5,592
Debtors I (iii)	BB+	69,679	117,629	77,148	62,106
Debtors J (iii)	B+	19,995	46,736	11,021	14,687
Debtors K (iii)	BB-	9,251	30,386	26,518	25,287

		367,889	800,151	578,291	481,694

Note (ii):	The source of current credit rating is from Dun & Bradstreet.

Note (iii):	The source of current credit rating is from Standard & Poor’s.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     In order to minimise the credit risk to debtors, the Group has delegated a credit control team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.
     As at 31 December 2006, 2007, 2008 and 30 September 2009, the credit quality of financial assets which include bank balances and debtors are neither past due nor impaired by making reference to the counterparty’s default history. The trade debtors have no history of default in recent years.
     (iii) Liquidity risk
     Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecast of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance and external regulatory or legal requirements, for example, currency restrictions.
     Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group’s treasury. Group treasury invests surplus cash in interest bearing current accounts and time deposits to provide sufficient headroom as determined by the above-mentioned forecasts. The table below analyses the Group’s financial assets held at 30 September 2009 for managing liquidity risk.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Debtors	1,035,016	—	—	—	1,035,016
Cash and bank balances	943,468	—	—	—	943,468

	1,978,484	—	—	—	1,978,484

     The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the non-interest bearing current liabilities, which are disclosed at their fair values. The difference between the amounts disclosed on the consolidated statement of financial position and the table below represents the derivative financial instruments that are calculated at the net-settled amount, interest elements that have been included in borrowings and long-term other payables

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
which are calculated based on the amounts of the borrowings and long-term other payables held at 31 December 2006, 2007 and 2008 and 30 September 2009 without taking into account of future issues and a floating-rate interest which is estimated using applicable interest rate at respective end of reporting period.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Creditors and accruals	800,030	—	—	—	800,030
Amount due to a subsidiary of minority shareholder	63,359	—	—	—	63,359
Amounts due to associated companies	120,742	—	—	—	120,742
Amounts due to related parties	709,598	—	—	—	709,598
Borrowings	1,094,408	301,114	506,801	14,086	1,916,409

	2,788,137	301,114	506,801	14,086	3,610,138

At 31 December 2007
Creditors and accruals	1,428,268	—	—	—	1,428,268
Amount due to a subsidiary of minority shareholder	29,367	—	—	—	29,367
Amounts due to associated companies	150,669	—	—	—	150,669
Borrowings	1,056,941	527,472	1,338,753	—	2,923,166
Amount due to a minority shareholder	343	—	—	—	343
Financial liabilities	—	—	—	393,823	393,823
Long-term other payables	2,482	6,081	124,020	—	132,583

	2,668,070	533,553	1,462,773	393,823	5,058,219

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Creditors and accruals	1,467,106	—	—	—	1,467,106
Derivative financial instruments	12,185	6,491	6,675	—	25,351
Amount due to a subsidiary of minority shareholder	16,828	—	—	—	16,828
Amounts due to associated companies	121,595	—	—	—	121,595
Borrowings	912,291	565,979	2,277,395	—	3,755,665
Amount due to a minority shareholder	60,466	—	—	—	60,466
Financial liabilities	—	—	190,587	—	190,587
Long-term other payables	810	15,817	61,064	—	77,691

	2,591,281	588,287	2,535,721	—	5,715,289

At 30 September 2009
Creditors and accruals	1,183,508	—	—	—	1,183,508
Derivative financial instruments	8,084	6,126	2,938	—	17,148
Amount due to a subsidiary of minority shareholder	25,848	—	—	—	25,848
Amounts due to associated companies	140,595	—	—	—	140,595
Borrowings	716,860	1,247,403	1,802,646	—	3,766,909
Financial liabilities	—	—	196,806	—	196,806
Long-term other payables	21	23,267	1,780	—	25,068

	2,074,916	1,276,796	2,004,170	—	5,355,882

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The table below analyses the Group’s derivative financial instruments held at 30 September 2009 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Forward foreign exchange contracts — cash flow hedges:
Outflow	(5,114)	—	(174,541)	—	(179,655)
Inflow	5,517	—	196,794	—	202,311

(iv) Cash flow and fair value interest-rate risk
     The Group’s interest-rate risk mainly arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Other than borrowings, the Group has no significant interest-bearing assets and liabilities. Accordingly, the Group’s income and operating cash flows, other than finance costs, are substantially independent of changes in market interest rates.
     The Group aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group’s cash flow patterns and interest coverage ratio. The Group uses interest rate swaps to hedge exposures or to modify the interest rate characteristics of its borrowings. At 31 December 2008 and 30 September 2009, the Group has interest rate swap contracts to hedge certain of the Group’s borrowings amounting to US$100 million with fixed interest rates.
     The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing. Based on these scenarios, the Group calculates the impact on income statement of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Based on the simulations performed, the impact on income statement of a 10 basis-point shift would be a maximum increase of HK$1,775,000, HK$2,699,000, HK$2,895,000 and HK$2,137,000 or decrease of HK$1,775,000, HK$2,699,000, HK$2,895,000 and HK$2,137,000, for the years ended 31 December 2006, 2007 and 2008 and nine months period ended 30 September 2009 respectively.
(b) Capital risk management
     The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
     In order to maintain or adjust the capital structure, the Group will monitor the operating cash flow generated from operations and available banking facilities to match its capital expenditures and dividend outflow payments.
     The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and bank balances. Total capital is calculated as “equity”, as shown in the consolidated statements of financial position.
     The Group’s strategy was to maintain a solid capital base to support the operations and development of its business in the long term. Management considers a gearing ratio of not more than 100% as solid and reasonable. The table below analyses the Group’s capital structure at 31 December 2006, 2007, 2008 and 30 September 2009:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Total borrowings	1,775,307	2,699,174	3,635,635	3,600,673
Less: cash and bank balances (Note 25)	(211,150)	(418,192)	(889,773)	(951,865)

Net debt	1,564,157	2,280,982	2,745,862	2,648,808

Total capital	937,727	2,822,806	3,203,939	3,477,114

Gearing ratio	167%	81%	86%	76%
     The increase in net debt during 2007 resulted primarily from the acquisition of 80% of the issued share capital of Aspocomp Asia Limited and its subsidiaries in November 2007.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The increase in net debt during 2008 resulted primarily from the increase in borrowings to finance the purchases of property, plant and equipment.
     The decrease in net debt during 2009 resulted primarily from the decrease in borrowings through repayment.
(c) Fair value estimation
     Effective 1 January 2009, the Group adopted the amendment to HKFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
     The following table presents the Group’s assets and liabilities that are measured at fair value at the end of the reporting period.

At 30 September
2009
HK$’000

Assets
Level 2
— Derivative financial instruments	22,796
Level 3
— Available-for-sale financial asset	17,714

Total assets	40,510

Liabilities
Level 2
— Derivative financial instruments	15,967

     The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     If one or more of the significant inputs is not based on observable market data. The instrument is included in level 3.
     Specific valuation techniques used to value financial instruments include:
(i)	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curve.

(ii)	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of reporting period, with the resulting value discounted back to present value.

(iii)	Enterprise value calculation method is used to determine the fair value for the available-for-sale financial asset which use an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the latest unaudited financial results of the security and an enterprise value multiplier of 5.5 times. The enterprise value multiplier used is within the range of the multiplier of similar companies within the same industry.
4 Critical accounting estimates and judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a) Useful lives of property, plant and equipment
     The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) Impairment of non-financial assets
     Property, plant and equipment, leasehold land and land use rights, and intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and goodwill is tested annually for impairment in accordance with accounting policy stated in Note 2(f). The recoverable amounts are determined based on value-in-use calculations or market valuations. These calculations require the use of judgement and estimates.
     Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell or net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated income statement.
(c) Provision for impairment of trade and other receivables
     The Group makes provision for impairment of trade and other receivables based on an assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment of trade and other receivables requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying value of receivables and provision for impairment losses in the period in which such estimate has been changed.
(d) Net realisable values of inventories
     Inventories are carried at the lower of cost and net realisable value. The cost of inventories is written down to net realisable value when there is an objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if those inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the consolidated income statement is the difference between the carrying value and net realisable value of the inventories. In determining whether the cost of inventories can be recoverable, significant judgement is required. In making this judgement, the Group evaluates, among other factors, the duration and extent by all means to which the amount will be recovered.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(e) Present value of financial liabilities
     The Group’ management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 31. This formula requires the use of estimates and assumptions which are described in Note 31. Any changes in these assumptions will impact the present value determined and the amount recorded in the consolidated statement of financial position.
5 Segment information
     The chief operating decision-makers have been identified as the Executive Directors. The Executive Directors review the Group’s internal reporting in order to assess performance and allocate resources. The Executive Directors have determined the operating segments based on these reports. The Executive Directors consider the business from product perspective. The Executive Directors assess the performance of two main business segments: (i) manufacturing and distribution of PCB including but not limited to provision of circuit design, quick-turn-around services and drilling and routing services; and (ii) manufacturing and distribution of prepreg and laminate.
     The Executive Directors assess the performance of the operating segments based on a measure of operating profit. Interest income, finance costs, share of net profit of associated companies and income tax expense are not included in the result for each operating segment. Other information provided to the Executive Directors, except as noted below, is measured in a manner consistent with that in the financial information.
     Revenue consists of sales of (i) PCB; and (ii) prepreg and laminate. Sales between segements are carried out on terms equivalent to those prevail in arm’s length transactions. The revenue from external parties reported to the Executive Directors is measured in a manner consistent with that in the consolidated income statement.
     Segment assets consist primarily of property, plant and equipment, leasehold land and land use rights, intangible assets, available-for-sale financial assets, derivative financial instruments, inventories, debtors and prepayments, amounts due from related parties and cash and bank balances. They exclude items such as interests in associated companies, deferred tax assets and taxation recoverable, which are managed by the head office.
     Segment liabilities comprise operating liabilities. They excluded items such as amounts due to associated companies and related parties, deferred tax liabilities, dividend payable and taxation payable.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Information regarding the Group’s reportable segments as provided to the Executive Directors for the purposes of resources allocation and assessment of segment performance is set out below:
Segment results, assets and liabilities
The segment results for the years/periods are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue/turnover
PCB	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389

Pre preg and laminate	512,466	663,943	759,302	604,195	475,026
Inter-segment revenue	(210,841)	(282,319)	(345,288)	(264,909)	(279,524)

Subtotal for Prepreg and laminate	301,625	381,624	414,014	339,286	195,502

Total revenue/ turnover	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891

Segment results
PCB	412,303	448,462	693,667	570,831	294,151
Prepreg and laminate	57,864	48,792	(14,396)	22,291	21,330

	470,167	497,254	679,271	593,122	315,481

Loss on share reform of an associated company	(52,237)	—	—	—	—
Interest income	6,034	27,300	5,095	3,730	1,324
Finance costs	(88,171)	(109,737)	(132,011)	(96,791)	(64,057)
Share of net profit of associated companies	97,849	107,858	33,577	75,278	50,735
Income tax expense	(48,718)	(72,116)	(77,387)	(81,929)	(53,078)

Profit for the year/period	384,924	450,559	508,545	493,410	250,405

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The segment assets and liabilities at the end of the years/period are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets
PCB	3,553,250	6,455,973	7,529,187	7,482,444
Prepreg and laminate	440,968	563,084	660,030	590,738

	3,994,218	7,019,057	8,189,217	8,073,182

Associated companies	441,409	579,543	620,573	635,563
Deferred tax assets	—	13,124	32,682	42,935
Taxation recoverable	2,220	6,090	21,820	25,537

Total assets	4,437,847	7,617,814	8,864,292	8,777,217

Segment liabilities
PCB	2,994,694	4,268,289	5,293,837	4,836,369
Prepreg and laminate	353,600	268,915	137,397	176,359

	3,348,294	4,537,204	5,431,234	5,012,728

Associated companies	120,742	150,669	121,595	140,595
Deferred tax liabilities	14,219	81,483	97,081	92,730
Dividend payable	—	—	—	29,460
Taxation payable	16,865	25,652	10,443	24,590

Total liabilities	3,500,120	4,795,008	5,660,353	5,300,103

APPENDIX VI `	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Other segment items included in the consolidated income statement are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Capital expenditures
PCB	665,753	2,119,814	1,357,112	1,058,114	259,637
Prepreg and laminate	19,494	170,288	52,069	42,015	8,579

Total capital expenditures	685,247	2,290,102	1,409,181	1,100,129	268,216

Depreciation of property, plant and equipment
PCB	200,264	278,663	421,325	309,313	363,413
Prepreg and laminate	8,506	13,097	20,380	13,048	23,671

Total depreciation of property, plant and equipment	208,770	291,760	441,705	322,361	387,084

Amortisation of leasehold land and land use rights
PCB	1,876	2,167	3,600	2,688	2,730
Prepreg and laminate	596	737	753	564	567

Total amortisation of leasehold land and land use rights	2,472	2,904	4,353	3,252	3,297

Amortisation of intangible assets
PCB	1,170	1,337	2,991	2,513	878
Prepreg and laminate	—	—	—	—	—

Total amortisation of intangible assets	1,170	1,337	2,991	2,513	878

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Impairment of property, plant and equipment
PCB	—	10,612	—	—	5,419
Prepreg and laminate	—	—	—	—	—

Total impairment of property, plant and equipment	—	10,612	—	—	5,419

Impairment of intangible assets
PCB	55	—	19,860	—	—
Prepreg and laminate	—	—	—	—	—

Total impairment of intangible assets	55	—	19,860	—	—

Provision for/ (written-back of) bad and doubtful debts
PCB	15,818	6,587	(1,638)	2,754	2,253
Prepreg and laminate	192	149	27	—	—

Total provision for/ (written-back of) bad and doubtful debts	16,010	6,736	(1,611)	2,754	2,253

Provision for/ (written-back of) inventories
PCB	12,264	12,572	6,646	5,550	(2,315)
Prepreg and laminate	(81)	1,026	997	361	272

Total provision for/ (written-back of) inventories	12,183	13,598	7,643	5,911	(2,043)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The Group’s revenue by geographical locations (the final destination to where the products are delivered) is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Mainland China	1,959,283	3,038,429	3,599,620	2,683,361	2,651,399
Hong Kong	186,272	411,155	481,912	394,698	210,242
North Asia	447,602	278,155	270,265	213,151	117,861
North America	182,759	223,689	402,344	319,934	153,565
Europe	224,517	308,387	467,434	375,891	285,427
Southeast Asia	139,965	230,447	404,876	282,463	282,397

Total revenue	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891

     The Group’s non-current assets are located in the following geographical areas:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current assets
Mainland China	1,879,619	3,791,484	5,119,950	5,023,239
Hong Kong	288,291	309,356	287,513	297,466
Finland	—	301,489	44,738	31,808
India	—	64,447	59,318	50,758

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
6 Other income

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Sales of scrap	64,805	129,767	167,961	134,533	91,674
Dividend received from available-for-sale financial asset	—	—	—	—	1,971
Investment tax credits	16,317	34,414	—	—	—
Negative goodwill from acquisition of minority interest in a subsidiary (Note 38(a))	1,108	—	—	—	—
Income on partial disposal of a subsidiary (Note 38(b))	—	41	—	—	—
Tooling charges	10,146	5,757	—	—	—
Sundries	4,769	7,071	4,534	2,836	5,264

	97,145	177,050	172,495	137,369	98,909

     Investment tax credits represent incentives receivable as a result of the re-investment of the dividend incomes from subsidiaries and associated companies in mainland China.
7 Share award expenses
     In 2007, Su Sih (BVI) Limited (“Su Sih”), the controlling shareholder of the Company, through its then wholly-owned subsidiary Total Glory Holdings Limited (“Total Glory”) granted 134,800,000 shares from Total Glory’s shareholding in the Company to the employees and senior executives of the Group so as to allow them to share in the Group’s success and to incentivise and reward them.
     Out of the total 134,800,000 shares, 105,448,000 shares are not subject to any vesting conditions whereas 29,352,000 shares were then subject to certain vesting conditions. For the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009, out of the 29,352,000 shares which are subject to vesting conditions, nil, 4,752,000, 4,239,000 (unaudited) and 5,209,000 shares were forfeited and returned to Total Glory respectively. Accordingly, based on the offer price of HK$2.25 per share, share award expenses of nil, approximately HK$5.5 million, HK$3.7 million (unaudited) and HK$0.1 million were credited to the consolidated income statement for the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
respectively. In addition, those granted shares which are subject to the vesting conditions and based on the offer price of HK$2.25 per share, net share award expenses of HK$17.2 million, HK$11.7 million, HK$9.2 million (unaudited) and HK$10.8 million were charged to the consolidated income statement for the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009 respectively.
     In respect of 105,448,000 shares granted in 2007 which are not subject to any vesting conditions, all of them were vested in 2007 and HK$237.3 million was charged to the consolidated income statement for the year ended 31 December 2007. No share award expense was charged to the consolidated income statement for the year ended 31 December 2008 and nine months periods ended 30 September 2008 and 2009 in relation to those granted shares which are not subject to any vesting conditions.
     For the share award expenses charged for the years ended 31 December 2006, 2007 and 2008 and nine months periods ended 30 September 2008 and 2009, corresponding amounts were credited as an employee share-based compensation reserve under equity in the financial statements of the Company.
8 Employee benefit expenses (including directors’ emoluments)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Wages and salaries	400,923	590,904	753,804	565,545	554,080
Share award expenses (Note 7)	—	254,502	11,661	9,198	10,772
Retirement benefit costs	18,146	22,927	33,292	24,062	20,263

	419,069	868,333	798,757	598,805	585,115

     The Group participates in employee social security plans, including pension, medical and other welfare benefits organised by the municipal government in mainland China in accordance with relevant regulations. Contributions are calculated based on certain percentages of the total salary costs of employees, subject to certain ceilings. The assets of the plans are held separately by the municipal government, which is responsible for the entire pension obligations payable to the retired employees. The Group has no other obligations except for making these specific contributions to the plans.
     The Group also operates a defined contribution scheme in accordance with the requirements of the Mandatory Provident Fund Ordinance for all eligible employees in Hong Kong. Contributions to the scheme are calculated based on certain percentage of the applicable salary costs or pre-determined fixed sums. The assets of the scheme are held under separate independent trust funds.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(a) Directors’ emoluments

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Fees	145	1,314	1,200	900	900
Other emoluments	13,412	173,268	26,966	19,396	15,513

	13,557	174,582	28,166	20,296	16,413

     The remuneration of every director of the Company for the year ended 31 December 2006 is set out below:

						Employer's
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	73	—	—	—	—	73
Tang Chung Yen, Tom	—	36	3,491	1,046	1,042	148	5,763
Tang Ying Ming, Mai	—	36	3,327	—	—	143	3,506
Chung Tai Keung, Canice	—	—	2,897	—	1,209	109	4,215
Leung Kwan Yuen, Andrew	—	—	—	—	—	—	—
Lee Eugene	—	—	—	—	—	—	—
Li Ka Cheung, Eric	—	—	—	—	—	—	—

	—	145	9,715	1,046	2,251	400	13,557

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The remuneration of every director of the Company for the year ended 31 December 2007 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	75	4,200	300	—	180	4,755
Tang Chung Yen, Tom	—	38	6,300	—	—	270	6,608
Tang Ying Ming, Mai	—	38	5,320	—	—	228	5,586
Chung Tai Keung, Canice	149,400	—	3,920	1,230	1,680	240	156,470
Leung Kwan Yuen, Andrew	—	349	—	—	—	—	349
Lee Eugene	—	465	—	—	—	—	465
Li Ka Cheung, Eric	—	349	—	—	—	—	349

	149,400	1,314	19,740	1,530	1,680	918	174,582

     The remuneration of every director of the Company for the year ended 31 December 2008 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	4,130	1,000	—	177	5,307
Tang Chung Yen, Tom	—	—	6,195	1,000	—	266	7,461
Tang Ying Ming, Mai	—	—	5,231	1,000	—	224	6,455
Chung Tai Keung, Canice	—	—	3,647	2,000	1,860	236	7,743
Leung Kwan Yuen, Andrew	—	360	—	—	—	—	360
Lee Eugene	—	480	—	—	—	—	480
Li Ka Cheung, Eric	—	360	—	—	—	—	360

	—	1,200	19,203	5,000	1,860	903	28,166

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The remuneration of every director of the Company for the nine months ended 30 September 2008 (Unaudited) is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	2,700	1,000	—	135	3,835
Tang Chung Yen, Tom	—	—	4,050	1,000	—	203	5,253
Tang Ying Ming, Mai	—	—	3,420	1,000	—	171	4,591
Chung Tai Keung, Canice	—	—	2,160	2,000	1,380	177	5,717
Leung Kwan Yuen, Andrew	—	270	—	—	—	—	270
Lee Eugene	—	360	—	—	—	—	360
Li Ka Cheung, Eric	—	270	—	—	—	—	270

	—	900	12,330	5,000	1,380	686	20,296

     The remuneration of every director of the Company for the nine months ended 30 September 2009 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	2,430	500	—	122	3,052
Tang Chung Yen, Tom	—	—	3,645	500	—	182	4,327
Tang Ying Ming, Mai	—	—	3,078	500	—	154	3,732
Chung Tai Keung, Canice	—	—	1,920	1,000	1,320	162	4,402
Leung Kwan Yuen, Andrew	—	270	—	—	—	—	270
Lee Eugene	—	360	—	—	—	—	360
Li Ka Cheung, Eric	—	270	—	—	—	—	270

	—	900	11,073	2,500	1,320	620	16,413

     No directors waived or agreed to waive any emoluments during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any directors during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) Five highest paid individuals
     The five individuals whose emoluments were the highest in the Group include three, four, four, four (unaudited) and four directors for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two, one, one, one (unaudited) and one individual for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Basic salaries, bonuses, allowances and benefits in kind	4,432	2,380	3,686	2,910	2,337
Share award expenses (Note 7)	—	14,500	560	420	268
Retirement benefit — defined contribution scheme	65	43	94	71	14

	4,497	16,923	4,340	3,401	2,619

     The emoluments fell within the following bands:

	No. of individuals
				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Emolument bands
Under HK$1,000,000	—	—	—	—	—
HK$1,000,001 - HK$1,500,000	—	—	—	—	—
HK$1,500,001 - HK$2,000,000	1	—	—	—	—
HK$2,000,001 - HK$2,500,000	—	—	—	—	—
HK$2,500,001 - HK$3,000,000	1	—	—	—	1
HK$3,000,001 - HK$3,500,000	—	—	—	1	—
Over HK$3,500,001	—	1	1	—	—

	2	1	1	1	1

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
9 Expenses by nature

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Raw materials and consumables used	1,568,490	2,254,881	2,825,665	2,209,681	1,767,911
Employee benefit expenses (Note 8)	419,069	868,333	798,757	598,805	585,115
Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
Amortisation of leasehold land and land use rights	2,472	2,904	4,353	3,252	3,297
Depreciation of property, plant and equipment	208,770	291,760	441,705	322,361	387,084
Impairment of property, plant and equipment	—	10,612	—	—	5,419
Impairment of intangible assets	55	—	19,860	—	—
(Gain)/loss on disposal of property, plant and equipment	(684)	2,599	22,383	9,430	1,222
Provision for/(written-back of) bad and doubtful debts	16,010	6,736	(1,631)	2,754	2,253
Provision for/(written-back of) inventories	12,183	13,598	7,643	5,911	(2,043)
Management fee expense to a related company	5,000	—	—	—	—
Sales commission	12,367	27,430	37,910	32,215	18,499
Subcontracting expenses	79,688	90,283	98,987	77,515	27,413
Auditor’s remuneration	2,887	4,661	6,432	4,399	4,078
Operating lease rental expense
— Land and buildings	3,365	5,010	5,964	4,639	3,619
Exchange (gain)/loss	(15,479)	(67,203)	(158,174)	(154,469)	11,839
Others	452,013	657,117	1,006,830	694,739	667,735

Total cost of sales, selling and distribution expenses, general and administrative expenses and share award expenses	2,767,376	4,170,058	5,119,675	3,813,745	3,484,319

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
10 Interest income

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Interest income from banks	2,291	13,317	5,095	3,730	1,324
Interest income from related parties	3,743	—	—	—	—
Interest income from deposits relating to share subscription during the global offering	—	13,983	—	—	—

	6,034	27,300	5,095	3,730	1,324

11 Finance costs

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(unaudited)

Interest expenses on bank loans, overdrafts and other short-term loans wholly repayable within five years	88,171	109,737	141,014	100,091	69,838
Less: amounts capitalised in property, plant and equipment (Note)	—	—	(24,879)	(17,438)	(12,468)

	88,171	109,737	116,135	82,653	57,370

Interest on accretion of discount of financial liabilities	—	—	15,876	14,138	6,687

	88,171	109,737	132,011	96,791	64,057

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

Note:	Interest expenses of nil, nil, approximately HK$24,879,000, approximately HK$17,438,000 (unaudited) and approximately HK$12,468,000 arising on borrowings for the construction and acquisition of qualifying assets were capitalised during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively and are included in ‘Additions’ under property, plant and equipment. A capitalisation rate of nil, nil, 3.9%, 3.8% (unaudited) and 2.0% per annum was used for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, representing the interest rate of the loans used to finance the projects.
12 Income tax expense
     The amounts of taxation charged to the consolidated income statement represent:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Current income tax
— Hong Kong profits tax	3,151	5,859	3,532	2,664	4,408
— Overseas taxation	44,875	73,472	78,675	89,706	63,268
Deferred income tax (Note 30)	692	(7,215)	(4,820)	(10,441)	(14,598)

	48,718	72,116	77,387	81,929	53,078

     Taxation has been provided at the appropriate tax rates prevailing in the countries in which the Group operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17,5%, 16.5%, 16.5% and 16.5% on the estimated assessable profit for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. The rates applicable for income tax in mainland China is 33%, 33%, 25%, 25% and 25% for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. Certain subsidiaries established in mainland China are entitled to exemption and concessions from income tax under tax holidays. Income tax was calculated at rates given under the concessions.
     The new Corporate Income Tax Law increases the corporate income tax rate for foreign investment enterprises from previous preferential rates to 25% with effect from 1 January 2008. Companies established in mainland China before 16 March 2007 and previously taxed at the rate lower than 25% may be offered a gradual increase of tax rate to 25% within 5 years.
     Certain subsidiaries of the Company established in mainland China will enjoy preferential income tax rate from 2008 to 2011 and be taxed at the rate of 25% from 2012 or when the preferential treatment expires.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The taxation of the Group’s profit before income tax and share of net profit of associated companies differs from the theoretical amount that would arise using the applicable tax rate, being the weighted average of tax rates prevailing in the territories in which the Group operates, as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Profit before income tax and share of net profit of associated companies	335,793	414,817	552,355	500,061	252,748

Tax calculated at domestic applicable tax rate	116,031	164,723	130,468	117,520	65,723
Effect of change in tax rate	—	(10,940)	(15,296)	(1,088)	—
Effect of relief on income tax	(87,477)	(133,516)	(40,090)	(45,866)	(59,588)
Expenses not deductible for taxation purposes	43,258	73,134	43,970	41,225	39,179
Income not subject to taxation	(27,863)	(31,042)	(54,475)	(45,536)	(11,067)
Unrecognised tax loss utilised during the year/period	—	(15,900)	(1,086)	(4,678)	(4,486)
Tax losses for which no deferred income tax recognised	4,769	25,657	13,896	20,352	23,317

Income tax expense	48,718	72,116	77,387	81,929	53,078

Weighted average domestic applicable tax rate	34.6%	39.7%	23.6%	23.5%	26.0%

     The change in weighted average domestic applicable tax rates above is mainly caused by a change in mix of profit earned in different tax jurisdictions and changes in respective tax rates as mentioned above.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
13 Earnings per share
(a) Basic
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the years/periods. In determining the weighted number of shares in issue, a total of 1,500,000,000 shares were deemed to be in issue since 1 January 2006 and in issue for 2007 as if the Reorganisation was completed on 1 January 2006.

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
				(unaudited)

Profit attributable to equity holders of the Company (HK$’000)	320,017	341,648	402,468	417,642	178,307

Weighted average number of shares in issue (shares in thousands)	1,500,000	1,956,164	1,987,360	1,995,232	1,964,000

Basic earnings per share (HK$ per share)	0.21	0.17	0.20	0.21	0.09

(b) Diluted
     Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.
     During the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 there were no potential dilutive shares outstanding.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
14 Dividends

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Interim dividend paid	—	40,000	54,992	54,992	29,460
Proposed final dividend	—	80,000	27,496	—	—

	—	120,000	82,488	54,992	29,460

     The dividend per share during the years/periods is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
				(unaudited)

Interim dividend paid (HK$ per share)	—	0.020	0.028	0.028	0.015
Proposed final dividend (HK$ per share)	—	0.040	0.014	—	—

	—	0.060	0.042	0.028	0.015

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
15 (Loss)/profit attributable to equity holders of the Company
     The (loss)/profit attributable to equity holders of the Company is dealt with in the financial statements of the Company for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

(Loss)/profit attributable to equity holders of the Company	(597)	39,559	798,336	800,920	(10,772)

16 Property, plant and equipment — Group

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006
Cost	496,435	18,780	82,511	1,558,211	17,549	194,534	2,368,020
Accumulated depreciation and accumulated impairment	(91,605)	(8,237)	(41,109)	(679,328)	(11,775)	—	(832,054)

Net book amount	404,830	10,543	41,402	878,883	5,774	194,534	1,535,966

Year ended 31 December 2006
Opening net book amount	404,830	10,543	41,402	878,883	5,774	194,534	1,535,966
Exchange differences	13,056	—	1,064	38,849	179	3,269	56,417
Additions	9,447	560	16,378	221,779	4,549	401,729	654,442
Reclassification	46,985	42	8,131	431,402	—	(486,560)	—
Disposals	(823)	(1,913)	(226)	(3,809)	(25)	(2)	(6,798)
Distribution to equity holders	(391)	—	—	—	(66)	—	(457)
Depreciation	(26,842)	(1,490)	(12,176)	(165,820)	(2,442)	—	(208,770)

Closing net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Cost	566,448	13,857	103,917	2,203,193	20,416	112,970	3,020,801
Accumulated depreciation and accumulated impairment	(120,186)	(6,115)	(49,344)	(801,909)	(12,447)	—	(990,001)

Net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800

Year ended 31 December 2007
Opening net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800
Exchange differences	30,449	—	4,454	106,326	401	43,760	185,390
Additions	8,950	864	22,055	298,404	5,372	1,051,685	1,387,330
Acquisition through business combination (Note 38 (c))	160,233	—	4,998	298,651	127	362,241	826,250
Reclassification	28,338	562	49,845	156,857	—	(235,602)	—
Disposals	(173)	(19)	(191)	(5,034)	—	(613)	(6,030)
Depreciation	(31,820)	(451)	(28,835)	(227,377)	(3,277)	—	(291,760)
Impairment	—	—	(579)	(10,033)	—	—	(10,612)

Closing net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368

At 31 December 2007
Cost	801,977	15,234	226,252	3,028,310	24,564	1,334,441	5,430,778
Accumulated depreciation and accumulated impairment	(159,738)	(6,536)	(119,932)	(1,009,232)	(13,972)	—	(1,309,410)

Net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368

Year ended 31 December 2008
Opening net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368
Exchange differences	41,748	—	5,327	124,262	375	54,766	226,478
Additions	6,581	588	19,000	75,471	4,091	1,303,450	1,409,181
Reclassification	489,972	—	19,993	888,628	—	(1,398,593)	—
Disposals	(19,073)	(1,238)	(158)	(2,970)	(118)	(1,470)	(25,027)
Depreciation	(44,178)	(452)	(36,807)	(356,431)	(3,837)	—	(441,705)

Closing net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Cost	1,322,248	12,545	271,217	4,101,005	29,108	1,292,594	7,028,717
Accumulated depreciation and accumulated impairment	(204,959)	(4,949)	(157,542)	(1,352,967)	(18,005)	—	(1,738,422)

Net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295

Nine months ended 30 September 2009
Opening net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295
Exchange differences	629	—	24	1,790	3	516	2,962
Additions	4,849	157	21,341	365	446	241,058	268,216
Reclassification	95,579	—	8,869	208,804	—	(313,252)	—
Disposals	—	—	(381)	(1,355)	—	(508)	(2,244)
Depreciation	(48,489)	(177)	(32,209)	(303,144)	(3,065)	—	(387,084)
Impairment	—	—	—	—	—	(5,419)	(5,419)

Closing net book amount	1,169,857	7,576	111,319	2,654,498	8,487	1,214,989	5,166,726

At 30 September 2009
Cost	1,423,438	12,702	300,214	4,309,014	29,506	1,220,408	7,295,282
Accumulated depreciation and accumulated impairment	(253,581)	(5,126)	(188,895)	(1,654,516)	(21,019)	(5,419)	(2,128,556)

Net book amount	1,169,857	7,576	111,319	2,654,498	8,487	1,214,989	5,166,726

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Depreciation expenses for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the consolidated income statement as below:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cost of sales	192,229	271,912	414,521	305,247	350,450
Selling and distribution expenses	3,490	3,580	3,716	2,777	3,012
General and administrative expenses	13,051	16,268	23,468	14,337	33,622

	208,770	291,760	441,705	322,361	387,084

     Impairment loss of nil, approximately HK$10,612,000, nil, nil (unaudited) and HK$5,419,000 has been charged to general and administrative expenses for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
17	Leasehold land and land use rights — Group
     The Group’s interest in leasehold land and land use rights represents prepaid operating lease payments and their net book value are analysed as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period
Cost	90,825	124,378	187,691	196,641
Accumulated amortisation	(7,171)	(9,829)	(13,271)	(18,211)

Net book amount	83,654	114,549	174,420	178,430

Opening net book amount	83,654	114,549	174,420	178,430
Exchange differences	2,562	6,882	8,363	48
Additions	30,805	—	—	—
Acquisition through business combination (Note 38(c))	—	55,893	—	—
Amortisation	(2,472)	(2,904)	(4,353)	(3,297)

Closing net book amount	114,549	174,420	178,430	175,181

End of the year/period
Cost	124,378	187,691	196,641	196,696
Accumulated amortisation	(9,829)	(13,271)	(18,211)	(21,515)

Net book amount	114,549	174,420	178,430	175,181

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Amortisation of prepaid and operating lease payments for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 has been charged to the consolidated income statement as below:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cost of sales	157	157	157	118	118
General and administrative expenses	2,315	2,747	4,196	3,134	3,179

	2,472	2,904	4,353	3,252	3,297

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$'000	HK$'000	HK$'000	HK$'000

In Hong Kong held on:
Leases of leasehold land between 10 to 50 years	29,388	28,669	27,951	27,412
In mainland China held on:
Leases of land use rights between 10 to 50 years	85,161	139,595	144,604	141,991
In India held on:
Leases of land use rights between 10 to 50 years	—	6,156	5,875	5,778

	114,549	174,420	178,430	175,181

     In regards with the leasehold land and land use rights owned and occupied by the Group, the Group holds all of the relevant certificates of state-owned land use rights except for a piece of land in mainland China for which the net book value at 31 December 2006, 2007 and 2008 and 30 September 2009 amounted to approximately HK$9,177,000, HK$9,637,000, HK$10,010,000 and HK$9,850,000 respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
18 Intangible assets — Group

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 1 January 2006
Cost	33,779	11,700	—	800	46,279
Accumulated amortisation and accumulated impairment	(19,724)	(2,925)	—	(321)	(22,970)

Net book amount	14,055	8,775	—	479	23,309

Year ended 31 December 2006
Opening net book amount	14,055	8,775	—	479	23,309
Exchange differences	477	—	—	—	477
Impairment	(55)	—	—	—	(55)
Amortisation	—	(1,170)	—	—	(1,170)

Closing net book amount	14,477	7,605	—	479	22,561

At 31 December 2006
Cost	34,201	11,700	—	800	46,701
Accumulated amortisation and accumulated impairment	(19,724)	(4,095)	—	(321)	(24,140)

Net book amount	14,477	7,605	—	479	22,561

Year ended 31 December 2007
Opening net book amount	14,477	7,605	—	479	22,561
Exchange differences	1,014	—	294	—	1,308
Acquisition through business combination (Note 38(c))	106,738	—	20,629	—	127,367
Amortisation	—	(1,170)	(167)	—	(1,337)

Closing net book amount	122,229	6,435	20,756	479	149,899

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 31 December 2007
Cost	141,953	11,700	20,931	800	175,384
Accumulated amortisation and accumulated impairment	(19,724)	(5,265)	(175)	(321)	(25,485)

Net book amount	122,229	6,435	20,756	479	149,899

Year ended 31 December 2008
Opening net book amount	122,229	6,435	20,756	479	149,899
Exchange differences	9,253	—	925	—	10,178
Impairment	—	—	(19,860)	—	(19,860)
Adjustment for change in estimate of contingent consideration (Note (b))	(115,067)	—	—	—	(115,067)
Amortisation	—	(1,170)	(1,821)	—	(2,991)

Closing net book amount	16,415	5,265	—	479	22,159

At 31 December 2008
Cost	36,139	11,700	22,260	800	70,899
Accumulated amortisation and accumulated impairment	(19,724)	(6,435)	(22,260)	(321)	(48,740)

Net book amount	16,415	5,265	—	479	22,159

Nine months ended 30 September 2009
Opening net book amount	16,415	5,265	—	479	22,159
Exchange differences	11	—	—	—	11
Amortisation	—	(878)	—	—	(878)

Closing net book amount	16,426	4,387	—	479	21,292

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 30 September 2009
Cost	36,150	11,700	22,260	800	70,910
Accumulated amortisation and accumulated impairment	(19,724)	(7,313)	(22,260)	(321)	(49,618)

Net book amount	16,426	4,387	—	479	21,292

     Amortisation of approximately HK$1,170,000, HK$1,337,000, HK$2,991,000, HK$2,513,000 (unaudited) and HK$878,000 has been included in general and administrative expenses in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
     Impairment charge of approximately HK$55,000, nil, HK$19,860,000, nil (unaudited) and nil has been included in general and administrative expenses in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
     Notes:
     (a) Impairment test for goodwill
     Goodwill is allocated to the Group’s CGUs identified according to the country of operation. The allocation by country of operation is presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Mainland China	14,477	122,229	16,415	16,426

     For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. The value-in-use calculations use cash flow projections based on the extrapolation of the latest unaudited financial results of each CGU to a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. There are a number of assumptions and estimates involved for the preparation of cash flow projections for the year/period.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Key assumptions used for value-in-use calculations for goodwill for the following five years of each of the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 are presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009

Gross margin	21.0%	23.0%	19.2%	19.7%
Growth rate	16.8%	20.0%	10.0%	10.0%
Discount rate	10.0%	8.3%	6.1%	6.1%

     These assumptions have been used for the analysis of each CGU within the business segment. The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the Group for each of the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.
     (b) Adjustment for change in estimate of contingent consideration
     At 31 December 2008 and 30 September 2009, the present value of the put option which represents a contingent consideration due in 2013 in relation to the acquisition of Meadville Aspocomp (BVI) Holdings Limited (“MAH”) (Note 38(c)), has been decreased by approximately HK$129,000,000 and has been increased by approximately HK$3,801,000 respectively. In connection with the adjustments made for the year ended 31 December 2008, relevant goodwill has been reduced by approximately HK$115,067,000 and the excess credit of approximately HK$13,933,000 has been recognised in the consolidated income statement. In connection with the adjustments made for the period ended 30 September 2009, no adjustment was made to relevant goodwill and the excess credit of approximately HK$13,425,000 has been recognised in the consolidated income statement while an amount of approximately HK$17,226,000 has been debited to the hedging reserve in the consolidated statement of changes in equity.
19 Interests in associated companies — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Share of net assets	440,782	578,871	619,859	634,849
Goodwill	627	672	714	714

	441,409	579,543	620,573	635,563

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The movements of share of net assets and goodwill of associated companies are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	389,947	441,409	579,543	620,573
Exchange differences	13,657	36,037	35,202	369
Additional investments in an associated company	33,305	20,750	—	—
Loss on share reform of an associated company (Note)	(52,237)	—	—	—
Share of associated companies’ results
— net profit after income tax	97,849	107,858	33,577	50,735
— dividend received	(41,112)	(26,511)	(27,749)	(36,114)

End of the year/period	441,409	579,543	620,573	635,563

Note:	Guangdong Shengyi Sci. Tech Co., Ltd. (“GSST”) is listed on the Shanghai Stock Exchange. The Group’s shares in GSST carrying at cost at 31 December 2005 of HK$70.1 million were promoter shares, which were restricted and could not be freely traded on the public market till 9 March 2007. On 19 January 2006, GSST approved to convert all restricted shares to unrestricted shares by paying 3.3 shares to the shareholders of every 10 unrestricted shares (the “Share Reform”). Immediately after the Share Reform, the number of shares and percentage of equity held by the Group decreased from 165,305,000 shares to 141,525,000 and from 25.91% to 22.18% respectively and such share become gradually tradable effective from 9 March 2007. Pursuant to this Share Reform, the Group’s share of net assets value in GSST had decreased by an amount of HK$52,237,000 and was charged to the consolidated income statement for the year ended 31 December 2006.
     The aggregate amounts of each of current assets, non-current assets, current liabilities, non-current liabilities, income and expenses related to the Group’s interests in associated companies are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets	365,549	578,155	636,153	655,825
Current assets	537,867	788,048	675,439	747,223

	903,416	1,366,203	1,311,592	1,403,048

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities	84,094	128,369	127,470	158,249
Current liabilities	378,540	658,963	564,263	609,950

	462,634	787,332	691,733	768,199

Net assets	440,782	578,871	619,859	634,849

Share of net assets of:
A listed associated company	355,901	458,911	509,056	522,632
An unlisted associated company	84,881	119,960	110,803	112,217

	440,782	578,871	619,859	634,849

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Income	917,130	1,197,411	1,294,194	717,489	819,154
Expenses	(819,281)	(1,089,553)	(1,260,617)	(642,211)	(768,419)

Profit after income tax	97,849	107,858	33,577	75,278	50,735

The Group’s interests in its associated companies as at 30 September 2009 are as follows:

	Place of		Percentage of
Name	establishment	Principal activities	equity held

GSST	Mainland China	Manufacturing of prepreg and laminate	22.18

Suzhou Shengyi Sci. Tech Co., Ltd. (“SSST”)	Mainland China	Manufacturing of prepreg and laminate	41.64

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Based on the market price of the un-restricted shares of GSST, the market value of the Group’s shares at 31 December 2006, 2007, 2008 and 30 September 2009 was approximately as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Market value of the listed equity securities	1,736,981	3,604,569	1,114,503	2,023,420

20 Investments in subsidiaries — Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted investment, at cost	777,000	777,000	777,000	777,000

     The following is a list of the principal subsidiaries at 30 September 2009:

					Proportion of
					issued and fully
					paid share capital/
			Issued and		registered capital
	Place of		fully paid up		held by the
	incorporation/	Principal activities and	share capital/		Company directly/
Name	establishment	place of operation	registered capital		indirectly

ACP Electronics Co., Ltd.[2]	Mainland China	Manufacturing and sales	US$	51,400,000	80.00
(“ACPE”)		of high precision PCB/
		Mainland China

Aspocomp Chin-Poon	British Virgin Islands	Investment holding/	US$	54,300,000	80.00
Holdings Limited[3]	("BVI")	BVI
(“ACPH”)

Aspocomp Electronics	India	Manufacturing of PCB/	INR	100,000	80.00
India Private Limited[3]		India
(“ACI”)

Dongguan Meadville	Mainland China	Manufacturing of PCB/	US$	78,000,000	80.00
Circuits Limited[2]		Mainland China

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					Proportion of
					issued and fully
					paid share capital/
			Issued and		registered capital
	Place of		fully paid up		held by the
	incorporation/	Principal activities and	share capital/		Company directly/
Name	establishment	place of operation	registered capital		indirectly

Dongguan Shengyi	Mainland China	Manufacturing, sales	US$	89,420,000	70.20
Electronics Ltd.[2]		and distribution of PCB/
		Mainland China

Guangzhou Meadville	Mainland China	Manufacturing of PCB/	US$	60,000,000	100.00
Electronics Co., Ltd.[2]		Mainland China

OPC Manufacturing	Hong Kong	Manufacturing of PCB/	HK$	8,000,000	100.00
Limited[3]		Hong Kong

Meadville Innovations	Mainland China	Provision of PCB	US$	1,000,000	100.00
(Shanghai) Co., Ltd.[2]		design services/
		Mainland China

Meadville International	Mainland China	Trading of PCB and	US$	500,000	100.00
Trading (Shanghai) Co.,		liaison office/ Mainland
Ltd.[2]		China

Meadville Enterprises (HK)	Hong Kong	Administration and	HK$	1	100.00
Limited[3]		treasury/ Hong Kong

Mica-Ava (No.3) Limited[3]	BVI	Investment holding/		—	93.71
(“MA3”)		BVI

Mica-Ava China Limited[3]	Hong Kong	Investment holding/	HK$	2,200,000,000	100.00
		Hong Kong

Mica-AVA (Guangzhou)	Mainland China	Manufacturing of	US$	42,000,000	93.71
Material Company Ltd.[2]		prepreg and laminate/
(“MAGL”)		Mainland China

Mica-Ava (Far East)	Hong Kong	Manufacturing of	HK$	13,088	93.71
Industrial Limited[3]		prepreg and laminate/
		Hong Kong

Meadville Aspocomp (BVI)	BVI	Investment holding/		—	80.00
Holdings Limited[3]		BVI

MTG Investment (BVI)	BVI	Investment holding/		—	100.00
Limited[1,3]		BVI

MTG(PCB) No.2 (BVI)	BVI	Investment holding/		—	100.00
Limited[3]		BVI
(“MTG(PCB2)”)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

Proportion of
issued and fully
paid share capital/
			Issued and		registered capital
	Place of		fully paid up		held by the
	incorporation/	Principal activities and	share capital/		Company directly/
Name	establishment	place of operation	registered capital		indirectly

Oriental Printed Circuits	Hong Kong	Sales and distribution of	HK$	90,000,000	100.00
Limited[3]		PCB/ Hong Kong

Shanghai Kaiser	Mainland China	Provision of PCB	US$	16,420,000	100.00
Electronics Co., Ltd.[2]		drilling service/
Mainland China

Shanghai Meadville	Mainland China	Manufacturing of PCB/	US$	67,500,000	100.00
Electronics Co., Ltd.[2]		Mainland China

Shanghai Meadville	Mainland China	Research and	US$	48,000,000	100.00
Science & Technology		development of
Co., Ltd.[2]		high-end multi-layer
PCB / Mainland China

[1]	Direct subsidiary

[2]	Foreign investment enterprise

[3]	Limited liability company
     No change in the percentage of beneficial interest of the above principal subsidiaries attributable to the Group during the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, except for the following subsidiaries:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	%	%	%	%

ACPE	—	80.00	80.00	80.00
ACPH	—	80.00	80.00	80.00
ACI	—	80.00	80.00	80.00
MA3	100.00	93.71	93.71	93.71
MAGL	100.00	93.71	93.71	93.71
MAH	—	80.00	80.00	80.00
MTG(PCB2)	—	100.00	100.00	100.00

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
21 Available-for-sale financial asset — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted equity security
Beginning of the year/period	—	—	21,089	20,635
Addition	—	21,089	—	—
Less: fair value loss recognised directly in available-for-sale financial asset reserve	—	—	(454)	(2,921)

End of the year/period	—	21,089	20,635	17,714

     The fair value of unlisted equity security is based on enterprise value calculation which uses an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the unaudited financial results of this security and an enterprise value multiplier of 5.5 times at 31 December 2007, 2008 and 30 September 2009.
22 Inventories — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Raw materials	136,733	162,314	201,606	204,809
Work in progress	93,488	133,448	124,109	148,250
Finished goods	139,644	201,203	216,812	187,988
Consumable stocks	3,594	1,035	2,377	4,722

	373,459	498,000	544,904	545,769

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The cost of inventories recognised as expenses and included in cost of sales is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(unaudited)

Cost of inventories	2,474,377	3,416,624	4,538,384	3,420,723	2,972,891

     Provision for/(written-back of) inventories amounted to approximately to HK$12,183,000, HK$13,598,000 and HK$7,643,000, HK$5,911,000 (unaudited) and HK$(2,043,000) which have also been included in cost of sales in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
23 Debtors and prepayments
Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Debtors	1,124,995	1,471,542	1,058,029	1,035,016
Prepayments and other receivables	116,704	125,492	184,992	136,823

	1,241,699	1,597,034	1,243,021	1,171,839

     The carrying amounts of debtors and prepayments approximate their fair values.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     During the years/period, the Group normally granted credit terms of 60-90 days. The ageing analysis of the debtors, based on the invoice date and net of provision, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	827,403	977,641	768,021	839,100
0 - 30 days	171,962	235,108	190,703	108,337
31 - 60 days	61,396	138,175	37,824	43,190
61 - 90 days	26,449	72,902	41,262	25,202
Over 90 days	37,785	47,716	20,219	19,187

	1,124,995	1,471,542	1,058,029	1,035,016

     At 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$60,841,000, HK$32,284,000, HK$40,854,000 and HK$15,611,000 were impaired. The amount of the provision was HK$35,049,000, HK$24,936,000, HK$15,160,000 and HK$12,670,000 at 31 December 2006 2007, 2008 and 30 September 2009. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered.
     At 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$271,800,000, HK$486,553,000, HK$264,314,000 and HK$192,975,000 were past due but not considered impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these debtors is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

0 - 30 days	171,962	235,108	190,703	108,337
31 - 60 days	61,396	138,175	37,824	43,190
61 - 90 days	14,552	67,748	21,794	24,517
Over 90 days	23,890	45,522	13,993	16,931

	271,800	486,553	264,314	192,975

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The carrying amounts of the Group’s debtors and prepayments are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	130,531	24,440	19,597	19,872
US$	467,004	783,160	628,890	702,277
RMB	639,607	785,117	572,953	409,876
EUR	2,866	2,257	21,540	32,565
Other currencies	1,691	2,060	41	7,249

	1,241,699	1,597,034	1,243,021	1,171,839

     Movements on the provision for impairment of debtors are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	35,535	35,049	24,936	15,160
Exchange differences	773	999	484	10
Provision for impairment of receivables	17,127	12,240	7,685	5,125
Receivables written off during the year/period as uncollectible	(17,269)	(17,848)	(8,629)	(4,753)
Unused amounts reversed	(1,117)	(5,504)	(9,316)	(2,872)

End of the year/period	35,049	24,936	15,160	12,670

     The creation and release of provision for impaired receivables have been included in selling and distribution expenses in the consolidated income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
     The other classes within debtors and prepayments do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Prepayments and other receivables	7,532	312	582	235

     The carrying amounts of prepayments and other receivables of the Company approximate their fair values and are denominated in following currencies.

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	7,532	251	517	220
US$	—	61	65	15

	7,532	312	582	235

24 Amounts due to related parties
     The amounts due to related parties were unsecured, interest-free and repayable on demand. The carrying amounts of these amounts approximated their fair values. The amounts due to related parties at 31 December 2006 were denominated in HK$.
25 Cash and bank balances
     Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Cash in hand	1,960	404	536	393
Bank balances	209,190	417,788	889,237	951,472

	211,150	418,192	889,773	951,865

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Cash and bank balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	5,801	20,941	25,468	60,354
RMB	73,309	203,620	394,097	565,301
US$	118,831	139,293	427,032	299,722
Other currencies	13,209	54,338	43,176	26,488

	211,150	418,192	889,773	951,865

     Cash and bank balances include the following:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Restricted bank balances	1,424	3,901	5,873	8,397

     Some of the Group’s bank balances denominated in RMB are deposited with banks in mainland China. The remittance of funds out of these bank accounts is subject to the rules and regulations of foreign exchange control by the Chinese Government.
     Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Bank balances	—	339	542	29,574

     All of the bank balances held by the Company are unrestricted and denominated in HK$ at 31 December 2007, 2008 and 30 September 2009.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
26 Share capital

		Nominal
	Number	value of	Share
	of shares	shares	premium	Total
		HK$’000	HK$’000	HK$’000

Authorised
Shares of HK$0.1 each upon incorporation (Note (a))	3,800,000	380	—	380
Sub-division of issued shares (Note (b)(i))	34,200,000	—	—	—

	38,000,000	380	—	380
Increase in authorised share capital of HK$0.01 each (Note (b)(ii))	19,962,000,000	199,620	—	199,620

At 31 December 2006, 2007, 2008 and 30 September 2009	20,000,000,000	200,000	—	200,000

Issued and fully paid
Shares of HK$0.1 each issued (Note (a))	1	—	—	—
Sub-division of issued shares (Note (b)(i))	9	—	—	—

	10	—	—	—
Shares issued to Tang Hsiang Chien credited as fully paid of HK$0.01 each (Note (b)(iii))	235,305,000	2,353	119,535	121,888
Shares issued to Su Sih credited as fully paid of HK$0.01 each (Note (b)(iii))	1,264,694,990	12,647	642,465	655,112

At 31 December 2006	1,500,000,000	15,000	762,000	777,000
Shares issued by global offering as fully paid of HK$0.01 each (Note (c))	500,000,000	5,000	1,040,612	1,045,612

At 31 December 2007	2,000,000,000	20,000	1,802,612	1,822,612
Cancellation upon repurchase of own shares (Note (d))	(36,000,000)	(360)	—	(360)

At 31 December 2008 and 30 September 2009	1,964,000,000	19,640	1,802,612	1,822,252

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Notes:
(a)	As at the date of incorporation of the Company, its authorised share capital was HK$380,000 divided into 3,800,000 shares of HK$0.10 each. On 28 August 2006, one subscriber’s share of HK$0.10 in the Company was allotted and issued to the initial subscriber and was transferred by the initial subscriber on the same day to Tang Hsiang Chien, a director of the Company, for cash at par.

(b)	Pursuant to a written resolution of the sole shareholder of the Company passed on 30 December 2006,
(i)	Each of the then issued and unissued shares of HK$0.10 each in the share capital of the Company was subdivided into 10 shares of HK$0.01 each so that the authorised and issued share capital of the Company comprises shares of HK$0.01 each;

(ii)	The authorised share capital of the Company was increased from HK$380,000 to HK$200,000,000 by the issue of an additional 19,962,000,000 shares. On 30 December 2006, Tang Hsiang Chien transferred 10 shares to Su Sih, a company wholly owned by Tang Hsiang Chien for cash at par value; and

(iii)	On 30 December 2006, the Company issued and allotted, credited as fully paid, 235,305,000 shares to Tang Hsiang Chien (in his capacity as the trustee of Mein et Moi Trust (“MEM Trust”) and 1,264,694,990 shares to Su Sih respectively in consideration of a total of 100,000 shares representing the entire issued shares of MTG(INV) transferred to the Company by Tang Hsiang Chien (in his capacity as the trustee of MEM Trust) and Su Sih pursuant to a sale and purchase agreement entered into by the Company as purchaser and Tang Hsiang Chien (in his capacity as the trustee of MEM Trust) and Su Sih as the vendor.
(c)	On 2 February 2007, the Company completed a global offering of 500,000,000 shares with a par value of HK$0.01 each at a price of HK$2.25 per share and raised HK$1,125,000,000 share proceeds. All these shares rank pari passu in respect with the then existing shares. The Company’s shares commenced trading on the Stock Exchange on 2 February 2007. The listing proceeds of the aforementioned shares, net of direct listing expenses of approximately HK$79,388,000, amounted to approximately HK$1,045,612,000. The resulting share premium amounted to approximately HK$1,040,612,000.

(d)	The Company repurchased 36,000,000 of its own shares through purchases on the Stock Exchange during the year ended 31 December 2008. The total amount paid to repurchase the shares, including relevant direct costs of HK$431,000, was HK$69,855,000 and has been deducted from retained earnings (Note 27).

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
27	Reserves

Group

					Employee
			Available-for-	Capital	share-based
	Merger	Hedging	sale financial	redemption	compensation	General	Exchange	Retained
	reserve	reserve	asset reserve	reserve	reserve	reserve	reserve	earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note (i)				Note (iii)	Note (iv)

At 1 January 2006	(549,769)	—	—	—	—	68,286	22,789	808,482	349,788
Exchange differences	2,934	—	—	—	—	336	41,529	—	44,799
Profit for the year	—	—	—	—	—	—	—	320,017	320,017
Partial consideration pursuant to the Reorganisation	(700,000)	—	—	—	—	—	—	—	(700,000)
Distribution to equity holders (Note (ii))	—	—	—	—	—	—	—	(57,793)	(57,793)
Transfer	—	—	—	—	—	12,773	—	(12,773)	—

At 31 December 2006	(1,246,835)	—	—	—	—	81,395	64,318	1,057,933	(43,189)
Exchange differences	—	—	—	—	—	713	126,627	600	127,940
Profit for the year	—	—	—	—	—	—	—	341,648	341,648
Share award expenses (Note 7)	—	—	—	—	254,502	—	—	—	254,502
Interim dividend (Note 14)	—	—	—	—	(40,000)	—	—	—	(40,000)
Proposed final dividend (Note 14)	—	—	—	—	(80,000)	—	—	—	(80,000)
Transfer	—	—	—	—	—	48,461	—	(48,461)	—

At 31 December 2007	(1,246,835)	—	—	—	134,502	130,569	190,945	1,351,720	560,901
Exchange differences	—	—	—	—	—	649	105,782	—	106,431
Profit for the year	—	—	—	—	—	—	—	402,468	402,468
Share award expenses (Note 7)	—	—	—	—	11,661	—	—	—	11,661
Interim dividend (Note 14)	—	—	—	—	(54,992)	—	—	—	(54,992)
Proposed final dividend (Note 14)	—	—	—	—	(27,496)	—	—	—	(27,496)
Cancellation upon repurchase of own shares (Note 26)	—	—	—	360	—	—	—	(69,855)	(69,495)
Change in fair value of available-for-sale financial asset	—	—	(454)	—	—	—	—	—	(454)
Transfer	—	—	—	—	—	35,388	—	(35,388)	—

At 31 December 2008	(1,246,835)	—	(454)	360	63,675	166,606	296,727	1,648,945	929,024

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					Employee
			Available-for-	Capital	share-based
	Merger	Hedging	sale financial	redemption	compensation	General	Exchange	Retained
	reserve	reserve	asset reserve	reserve	reserve	reserve	reserve	earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note (i)				Note (iii)	Note (iv)

At 1 January 2009	(1,246,835)	—	(454)	360	63,675	166,606	296,727	1,648,945	929,024
Exchange differences	—	—	—	—	—	8	2,846	—	2,854
Profit for the period	—	—	—	—	—	—	—	178,307	178,307
Share award expenses (Note 7)	—	—	—	—	10,772	—	—	—	10,772
Interim dividend (Note 14)	—	—	—	—	(29,460)	—	—	—	(29,460)
Cash flow hedge
— Change in fair value of hedging instrument	—	22,796	—	—	—	—	—	—	22,796
— Transfer to income statement upon change in fair value of hedged item	—	(17,226)	—	—	—	—	—	—	(17,226)
— Transfer to property, plant and equipment	—	(178)	—	—	—	—	—	—	(178)
Change in fair value of available-for-sale financial assets	—	—	(2,921)	—	—	—	—	—	(2,921)
Transfer	—	—	—	—	—	28,183	—	(28,183)	—

At 30 September 2009	(1,246,835)	5,392	(3,375)	360	44,987	194,797	299,573	1,799,069	1,093,968

Unaudited
At 1 January 2008	(1,246,835)	—	—	—	134,502	130,569	190,945	1,351,720	560,901
Exchange differences	—	—	—	—	—	717	133,966	—	134,683
Profit for the period	—	—	—	—	—	—	—	417,642	417,642
Share award expenses (Note 7)	—	—	—	—	9,198	—	—	—	9,198
Interim dividend (Note 14)	—	—	—	—	(54,992)	—	—	—	(54,992)
Cancellation upon repurchase of own shares	—	—	—	360	—	—	—	(69,855)	(69,495)
Change in fair value of available-for-sale financial asset	—	—	3,564	—	—	—	—	—	3,564
Transfer	—	—	—	—	—	13,229	—	(13,229)	—

At 30 September 2008	(1,246,835)	—	3,564	360	88,708	144,515	324,911	1,686,278	1,001,501

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Notes:
(i)	The merger reserve of the Group represents the difference between the nominal amount of the share capital issued by the Company and the nominal amount of the share capital of the subsidiaries transferred to the Company pursuant to the Reorganisation.

(ii)	The reduction during the year ended 31 December 2006 represented the assets and liabilities related to the Photomask Business which were excluded from the Group as a result of the Reorganisation. The above reduction is reflected as a distribution made to the equity holders of the Company.

(iii)	The employee share-based compensation reserve relates to the share award expenses, details of which are described in Note 7.

(iv)	As stipulated by regulations in mainland China, the Company’s subsidiaries established and operated in mainland China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the general reserve, at rates determined by their respective boards of directors. The general reserve can be utilised to offset prior year losses or be utilised for the issuance of bonus shares. During the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, the boards of directors of certain of the Company’s subsidiaries established in mainland China appropriated an aggregate amount of approximately HK$12,773,000, HK$48,461,000 HK$35,388,000, HK$13,229,000 (unaudited) and HK$28,183,000 to the general reserve respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Company

		Employee	Retained
	Capital	share-based	profit/
	redemption	compensation	(accumulated	Proposed
	reserve	reserve	loss)	final dividend	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	—	—	—	—
Loss for the year (Note 15)	—	—	(597)	—	(597)

At 31 December 2006	—	—	(597)	—	(597)
Profit for the year (Note 15)	—	—	39,559	—	39,559
Share award expenses (Note 7)	—	254,502	—	—	254,502
Interim dividend (Note 14)	—	(40,000)	—	—	(40,000)
Final dividend (Note 14)	—	(80,000)	—	80,000	—

At 31 December 2007	—	134,502	38,962	80,000	253,464
Profit for the year (Note 15)	—	—	798,336	—	798,336
Share award expenses (Note 7)	—	11,661	—	—	11,661
Cancellation upon repurchase of own shares (Note 26)	360	—	(69,855)	—	(69,495)
Interim dividend (Note 14)	—	(54,992)	—	(80,000)	(134,992)
Final dividend (Note 14)	—	(27,496)	—	27,496	—

At 31 December 2008	360	63,675	767,443	27,496	858,974
Loss for the period (Note 15)	—	—	(10,772)	—	(10,772)
Share award expenses (Note 7)	—	10,772	—	—	10,772
Interim dividend (Note 14)	—	(29,460)	—	(27,496)	(56,956)

At 30 September 2009	360	44,987	756,671	—	802,018

Unaudited
At 1 January 2008	—	134,502	38,962	80,000	253,464
Profit for the period (Note 15)	—	—	800,920	—	800,920
Share award expenses (Note 7)	—	9,198	—	—	9,198
Interim dividend (Note 14)	—	(54,992)	—	(80,000)	(134,992)
Cancellation upon repurchase of own shares (Note 26)	360	—	(69,855)	—	(69,495)

At 30 September 2008	360	88,708	770,027	—	859,095

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
28	Borrowings — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current
Long-term bank loans (Note (a))	749,060	1,738,067	2,777,110	2,964,762

Current
Current portion of long-term bank loans (Note (a))	166,200	394,334	364,022	472,996
Short-term bank loans (Note (b))	817,537	566,773	468,877	162,915
Bank overdrafts (Note (b))	42,510	—	25,626	—

	1,026,247	961,107	858,525	635,911

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans	915,260	2,132,401	3,141,132	3,437,758
Less: current portion included under current liabilities	(166,200)	(394,334)	(364,022)	(472,996)

Long-term portion under non-current liabilities	749,060	1,738,067	2,777,110	2,964,762

     All long-term bank loans are unsecured and repayable in equal quarterly or semi-annual instalments up to 2013. The long-term bank loans carry interests that were above Hong Kong Interbank Offered Rate, London Interbank Offered Rate or Singapore Interbank Offered Rate in the range of 0.75%-1.20%, 0.67%-1.20%, 0.65%-1.50% and 0.67%-2.00% for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(a)	The carrying amounts and fair values of the long-term bank loans are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans
Carrying amounts	915,260	2,132,401	3,141,132	3,437,758
Fair values	927,277	2,192,181	3,439,069	3,444,471

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group of 5.09%, 4.08%, 0.50% and 2.05% per annum for financial instruments with substantially the same terms and characteristics for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, depending on the types and currencies of borrowings.

(b)	The carrying amounts of the short-term bank loans and bank overdrafts approximate their fair values. All short-term bank loans are unsecured.

(c)	The carrying amounts of bank borrowings are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	593,846	570,494	493,893	249,634
HK $	569,918	1,093,492	728,564	717,833
US $	610,932	966,217	2,413,178	2,633,206
EUR	611	45,718	—	—
Japanese Yen (“JPY”)	—	23,253	—	—

	1,775,307	2,699,174	3,635,635	3,600,673

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d)	The effective interest rates (per annum) at the dates of statement of financial position are as follows:

	At 31 December 2006
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.58%	5.11%	6.51%	—	—
Short-term loans	5.09%	4.95%	6.32%	—	5.63%
Bank overdrafts	5.58%	7.75%	—	—	—

	At 31 December 2007
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.73%	4.20%	6.23%	—	—
Short-term loans	6.34%	4.35%	6.14%	3.03%	5.43%

	At 31 December 2008
	RMB	HK$	US$	JPY	EUR

Long-term loans	6.36%	4.10%	4.33%	—	—
Short-term loans	5.79%	—	3.71%	—	—
Bank overdrafts	5.10%	—	—	—	—

	At 30 September 2009
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.06%	0.99%	1.48%	—	—
Short-term loans	4.90%	—	1.75%	—	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(e)	All short-term bank loans and bank overdrafts will mature within one year. The maturity of long-term bank loans is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	166,200	394,334	364,022	472,996
Between one and two years	263,736	466,225	530,265	1,190,800
Between two and five years	471,524	1,271,842	2,246,845	1,773,962

Wholly repayable within five years	901,460	2,132,401	3,141,132	3,437,758
Over five years	13,800	—	—	—

	915,260	2,132,401	3,141,132	3,437,758

(f)	The Group has the following undrawn borrowing facilities:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Fixed rate
— expiring within one year	382,293	408,472	631,289	1,090,642

Floating rate
— expiring within one year	1,148,817	2,026,269	1,646,924	2,373,958

	1,531,110	2,434,741	2,278,213	3,464,600

At 31 December 2006, 2007, 2008 and 30 September 2009, the facilities were subject to annual review at various dates.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(g)	The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the end of each reporting period are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Changes in interest rates
— 6 months or less	906,047	674,061	1,378,821	421,105
— over 6 months and up to 12 months	869,260	2,025,113	2,256,814	3,179,568

	1,775,307	2,699,174	3,635,635	3,600,673

29	Derivative financial instruments — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Forward foreign exchange contracts (Note (i))	—	—	—	22,796
Less: current portion included under current assets	—	—	—	(438)

Long-term portion under non-current assets	—	—	—	22,358

Liabilities
Interest rates swap contracts (Note (ii))	—	—	25,365	15,967
Less: current portion included under current liabilities	—	—	(8,015)	(2,023)

Long-term portion under non-current liabilities	—	—	17,350	13,944

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

Note:

(i)	At 30 September 2009, the Group entered into certain forward foreign exchange contracts to buy EUR17,523,720 and JPY48,000,000 (equivalent to approximately HK$202,311,000) and to sell US$23,179,838 (equivalent to approximately HK$179,655,000). These outstanding forward foreign exchange contracts were mainly entered into to hedge against the foreign exchange risk in relation to the financial liabilities denominated in EUR which will mature in 2013 and payables denominated in EUR and JPY for property, plant and equipment which will mature within twelve months from date of statement of financial position.

(ii)	At 31 December 2008 and 30 September 2009, the aggregate notional principal amounts of the outstanding swap contracts were HK$774,990,000 and HK$775,050,000 respectively, of which the Group pays fixed interest at 2.72% or 3.43% per annum and receives variable rates to hedge against interest rate risk in relation to the bank borrowings and will be matured between 19 November 2009 and 30 July 2012.
30 Deferred income tax — Group
     Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdication. The offset amounts are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	—	(13,124)	(32,682)	(42,935)

Deferred tax liabilities:
— Deferred tax liabilities to be settled after more than 12 months	14,219	81,483	97,081	92,730

Deferred tax liabilities — net	14,219	68,359	64,399	49,795

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The gross movement of deferred income tax account is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	13,642	14,219	68,359	64,399
Exchange differences	—	(57)	860	(6)
Recognised in the consolidated income statement (Note 12)	692	(7,215)	(4,820)	(14,598)
Acquisition through business combination (Note 38(c))	—	61,412	—	—
Distribution to equity holders (Note 27(ii))	(115)	—	—	—

End of the year/period	14,219	68,359	64,399	49,795

Representing:

Accelerated tax depreciation	24,329	28,774	33,378	30,343
Tax losses	(10,110)	(9,726)	(11,034)	(18,376)
Valuation adjustment resulting from acquisition of a subsidiary	—	78,203	67,633	62,104
Decelerated tax depreciation	—	(27,210)	(38,206)	(43,529)
Others	—	(1,682)	12,628	19,253

	14,219	68,359	64,399	49,795

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The movement in deferred tax assets and liabilities during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:
     Deferred tax assets:

	Decelerated
	tax
	depreciation	Tax losses	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	(4,902)	—	(4,902)
Recognised in the consolidated income statement	—	(5,208)	—	(5,208)

At 31 December 2006	—	(10,110)	—	(10,110)
Exchange differences	(754)	—	(3)	(757)
Recognised in the consolidated income statement	(12,360)	384	699	(11,277)
Acquisition through business combination (Note 38(c))	(14,096)	—	(2,378)	(16,474)

At 31 December 2007	(27,210)	(9,726)	(1,682)	(38,618)
Exchange differences	(1,806)	—	(134)	(1,940)
Recognised in the consolidated income statement	(9,190)	(1,308)	(4,050)	(14,548)

At 31 December 2008	(38,206)	(11,034)	(5,866)	(55,106)
Exchange differences	(29)	(1)	(5)	(35)
Recognised in the consolidated income statement	(5,294)	(7,341)	(168)	(12,803)

At 30 September 2009	(43,529)	(18,376)	(6,039)	(67,944)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Deferred tax liabilities:

	Valuation
	adjustment
	resulting from	Accelerated
	acquisition of	tax
	a subsidiary	depreciation	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	18,544	—	18,544
Recognised in the consolidated income statement	—	5,900	—	5,900
Distribution to equity holder (Note 27(ii))	—	(115)	—	(115)

At 31 December 2006	—	24,329	—	24,329
Exchange differences	700	—	—	700
Recognised in the consolidated income statement	(383)	4,445	—	4,062
Acquisition through business combination (Note 38(c))	77,886	—	—	77,886

At 31 December 2007	78,203	28,774	—	106,977
Exchange differences	2,801	—	(1)	2,800
Recognised in the consolidated income statement	(13,371)	4,604	18,495	9,728

At 31 December 2008	67,633	33,378	18,494	119,505
Exchange differences	20	—	9	29
Recognised in the consolidated income statement	(5,549)	(3,035)	6,789	(1,795)

At 30 September 2009	62,104	30,343	25,292	117,739

     Pursuant to the new Corporate Income Tax Law with effect from 1 January 2008, a 5% withholding tax is levied on dividends distributed to foreign investors by the foreign investment enterprises established in mainland China. The requirement applies to earnings accumulated after 31 December 2007. At 31 December 2008 and 30 September 2009, approximately HK$10,807,000 and HK$17,033,000 deferred tax liabilities have been recognised by the Group respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Deferred income tax assets are recognised for tax losses carry forwards to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately HK$49,748,000, HK$60,766,000, HK$83,230,000 and HK$97,845,000 in respect of accumulated tax losses amounting to approximately HK$183,851,000, HK$262,536,000, HK$357,907,000 and HK$403,486,000 at 31 December 2006, 2007, 2008 and 30 September 2009, respectively that can be carried forward against future taxable income. At 31 December 2006, 2007, 2008 and 30 September 2009, these accumulated tax losses amounting to approximately HK$114,952,000, HK$194,777,000, HK$283,094,000 and HK$366,549,000 respectively will be expired in five years. There is no expiry period for the other tax losses.
31 Financial liabilities — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Put option	—	264,394	151,270	161,758

Note:

In November 2007, the Company entered into a contract with Aspocomp Group OYJ (“Aspocomp”), an independent third party, to acquire 80% of the equity interest in MAH. The Company and Aspocomp also entered into a put and call option agreement (“Option Deed”) as part and parcel of the MAH acquisition. Under the Option Deed, the Company was granted a call, to buy the remaining 20% equity interests in MAH and Aspocomp was granted a put option to sell its remaining 20% equity interests in MAH in the period from 2013 to 2023.

The put option granted under the Option Deed was recognised as financial liabilities in the consolidated financial statements of the Group at the present value of the redemption amount.

For the purposes of determining the present value of the put option, the put option is determined based on the greater of (i) enterprise value calculation which uses EBITDA projections based on the extrapolation of the latest unaudited consolidated financial results of MAH to a four-year period and an enterprise value multiplier of 5.5 times or (ii) net asset value based on the extrapolation of the latest unaudited consolidated financial results of MAH at end of the financial year 2012; or (iii) the minimum price of approximately EUR15.38 million plus interest which will accrue at the rate of 2.5% per annum, compounding annually for a five-year period up to financial year ending 31 December 2012.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
There are a number of assumptions and estimates involved in the preparation of EBITDA projections for the years/periods. Key assumptions used for enterprise value calculation for put option of each of the years ended 31 December 2007 and 2008 and nine months ended 30 September 2009 are presented as below:

				Nine months
				ended
	Year ended 31 December			30 September
	2006	2007	2008	2009

Gross margin	—	17.8%	19.2%	19.7%
Growth rate	—	25.0%	10.0%	10.0%
Discount rate	—	8.3%	6.1%	6.1%

The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the Group for the years ended 31 December 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the EBITDA projections and changes to key assumptions can significantly affect these EBITDA projections.
The value of put option at 31 December 2008 and 30 September 2009 represents the present value of the minimum price which was the highest possible value under the put option. (Note 18(b))
32 Long-term other payables — Group
     The balances represent payable for purchase of property, plant and equipment and will be settled after twelve months.
     The balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	—	—	1,257
US$	—	87,862	44,349	23,717
JPY	—	26,272	13,039	—
EUR	—	1,524	17,176	—

	—	115,658	74,564	24,974

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
33 Creditors and accruals
     Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Creditors	382,330	675,853	711,895	655,170
Accruals	417,700	752,415	755,211	528,338

	800,030	1,428,268	1,467,106	1,183,508

     The carrying amounts of creditors and accruals approximate their fair values.
     During the years/period, the Group normally received credit terms of 60-90 days. The ageing analysis of the creditors, based on the invoice date, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	286,059	435,324	431,516	482,243
0 - 30 days	58,823	136,473	193,084	116,768
31 - 60 days	21,214	60,111	62,425	38,099
61 - 90 days	9,629	25,042	10,600	6,324
Over 90 days	6,605	18,903	14,270	11,736

	382,330	675,853	711,895	655,170

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The carrying amounts of the Group’s creditors and accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	266,815	244,018	182,414	152,490
RMB	356,555	659,374	789,154	753,153
US$	162,127	366,513	443,314	230,235
EUR	3,338	91,365	39,963	33,233
JPY	9,854	46,480	12,020	13,238
Other currencies	1,341	20,518	241	1,159

	800,030	1,428,268	1,467,106	1,183,508

     Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Accruals	1,004	17,324	7,509	8,810

     The carrying amounts of the Company’s accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	1,004	16,651	7,165	8,526
RMB	—	267	283	283
US$	—	392	60	—
EUR	—	4	1	1
JPY	—	10	—	—

	1,004	17,324	7,509	8,810

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
34 Amounts due to a subsidiary of a minority shareholder/associated companies
     The amounts due to a subsidiary of a minority shareholder/associated companies are unsecured, interest-free and repayable within normal trade credit terms. The carrying amounts of the amounts due to a subsidiary of a minority shareholder/associated companies approximate their fair values.
     The carrying amount of the amount due to a subsidiary of a minority shareholder is denominated in HK$.
     The carrying amounts of the amounts due to associated companies are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	23,727	—	43,633	72,418
US$	97,015	150,669	77,962	68,177

	120,742	150,669	121,595	140,595

35 Amounts due from/(to) subsidiaries
     The amounts due from/(to) subsidiaries are unsecured, interest-free and repayable on demand. The carrying amounts of the amounts due from/(to) subsidiaries approximate their fair values and are denominated in HK$.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
36 Amounts due from/(to) a minority shareholder
     The amounts due from/(to) a minority shareholder are unsecured, interest-free and repayable on demand. The carrying amount of amount due to a minority shareholder approximates its fair value and is denominated in RMB.
     The carrying amount of the amount due from a minority shareholder was denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	2,529	—	—
EUR	—	36,526	—	—

	—	39,055	—	—

37 Commitments
(a) Capital commitments
     Capital commitments in respect of property, plant and equipment at the dates of statement of financial position are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Contracted but not provided for	271,270	658,567	347,543	279,249
Authorised but not contracted for	6,998	123,153	10,880	2,173

	278,268	781,720	358,423	281,422

     At 31 December 2006, 2007, 2008 and 30 September 2009, the Group had commitment in respect of the injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$433,700,000, HK$808,565,000, HK$654,574,000 and HK$186,012,000 respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) Operating lease commitments
     The future aggregate minimum lease expense under non-cancellable operating leases in respect of land and buildings is payable as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	3,387	3,055	2,391	3,713
One to five years	2,035	3,908	2,992	4,018
More than five years	5,027	18,956	18,695	18,507

	10,449	25,919	24,078	26,238

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
38 Notes to the consolidated statements of cash flows
(a) Acquisition of minority interest in a subsidiary
     On 20 September 2005, Goalink Industrial Ltd. (“Goalink”) invested US$500,000 in Shanghai Kaiser Electronics Co., Ltd which represented 10% of its new registered share capital.
     On 27 July 2006, the Group acquired 10% equity interest in Shanghai Kaiser Electronics Co., Ltd. from Goalink at a consideration of US$815,000 (approximately HK$6,354,000).
     Details of the net assets acquired and goodwill are as follows:

Acquiree’s
carrying amount
2006
HK$’000

Net assets acquired comprised of:
Property, plant and equipment	69,646
Land use right	2,242
Inventories	857
Debtors and prepayments	9,283
Cash and bank balances	5,237
Creditors and accruals	(10,187)
Balances with group companies	(2,461)

Net assets value	74,617

Additional share of net assets value (10%)	7,462
Less: Consideration paid	(6,354)

Negative goodwill credited to consolidated income statement (Note 6)	1,108

Note:	Negative goodwill represents excess of acquirers interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) Partial disposal of a subsidiary
     In April 2007, the Group disposed of 6.29% equity interest in a subsidiary, MA3, at a consideration of US$1,887,000 (approximately HK$14,718,600), to a minority shareholder of a subsidiary.
     Details of the net assets disposed of are as follows:

Acquiree’s
carrying amount
2007
HK$’000
Net assets disposed of:
Property, plant and equipment	3,579
Land use right	8,596
Debtors and prepayments	29,039
Cash and bank balances	200,651
Creditors and accruals	(248)
Balances with group companies	(8,267)

Net assets value	233,350

Disposal of share of net assets value (6.29%)	14,678
Income on partial disposal of a subsidiary (Note 6)	41

Total consideration	14,719

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(c) Acquisition of a subsidiary through business combination
     On 30 November 2007, the Group acquired 80% of the equity interest of MAH from a third party, Aspocomp, for a consideration of approximately HK$724,166,000.
     Details of the net assets acquired and goodwill are as follows:

HK$’000

Purchase consideration:
— Cash paid	707,666
— Financial liabilities — put option (Note 31)	264,394
— Direct costs relating to the acquisition	16,500

Total purchase consideration	988,560
Fair value of net assets acquired — shown as below	(881,822)

Goodwill (Note 18)	106,738

     The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group’s acquisition of MAH.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
The assets and liabilities at 30 November 2007 arising from the acquisition are as follows:

	Acquiree’s
	carrying
	amount before	Fair value	Acquiree’s
	acquisition	adjustment	fair amount
	HK$’000	HK$’000	HK$’000

Net assets acquired comprised of:
Property, plant and equipment (Note 16)	568,776	257,474	826,250
Leasehold land and land use rights (Note 17)	21,099	34,794	55,893
Intangible assets (Note 18)	—	20,629	20,629
Inventories	27,782	—	27,782
Debtors and prepayments	216,121	—	216,121
Deferred tax assets	16,474	—	16,474
Cash and bank balances	29,451	—	29,451
Creditors and accruals	(171,772)	—	(171,772)
Tax payable	(3,905)	—	(3,905)
Borrowings	(57,215)	—	(57,215)
Deferred tax liabilities	—	(77,886)	(77,886)

	646,811	235,011	881,822
Goodwill (Note 18)			106,738

			988,560

Satisfied by:
Cash consideration			724,166
Financial liabilities (Note 31)			264,394

			988,560

Net cash outflow arising on acquisition
Cash consideration			724,166
Bank balances and cash acquired			(29,451)

Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary			694,715

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d) Partial consideration pursuant to the reorganisation
     The balance represents the partial consideration paid pursuant to an agreement dated 30 December 2006 entered into between MTG(INV) and PHKL, the former holding company, for the purpose of preparation of the listing of shares of the Company on the Stock Exchange to PHKL, to acquire the equity interest in the subsidiaries of PHKL which are engaged in the PCB, prepreg and laminate business.
(e) Analysis of cash and cash equivalents

	At 31 December			At 30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash and bank balances (Note 25)	211,150	418,192	889,773	463,856	951,865
Bank overdrafts (Note 28)	(42,510)	—	(25,626)	(25,782)	—

	168,640	418,192	864,147	438,074	951,865

Less: restricted bank balances (Note 25)	(1,424)	(3,901)	(5,873)	(1,183)	(8,397)

Cash and cash equivalents	167,216	414,291	858,274	436,891	943,468

39 Related party transactions
     The Directors regard Su Sih (BVI) Limited, a company incorporated in the British Virgin Islands, as being the ultimate holding company of the Group.
     Parties are considered to be related if one party has the ability, directly or indirectly control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The Group regularly conducts transactions in the normal course of business with the associated companies and related parties, details of which during the years/periods are:
(a)	Purchases of raw materials (Note i)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Associated companies
GSST	304,836	421,549	406,840	340,560	225,458
SSST	34,280	37,272	30,047	17,690	42,498

A subsidiary of a minority shareholder Hitachi Chemical Co. (Hong Kong) Limited	176,922	156,910	225,838	206,150	101,014

(b)	Purchases of finished goods (Note i)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder
Hitachi Chemical Co. (Hong Kong) Limited	2,361	1,869	3,221	2,815	1,337

(c)	Sales of finished goods (Note ii)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder
Hitachi Chemical Co. (Hong Kong) Limited	27,230	75,471	136,031	114,930	52,739

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d)	Commissions (Note iii)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder
Hitachi Chemical Co. (Hong Kong) Limited	22,810	19,379	20,872	16,891	12,310

(e)	Interest income (Note iv)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)
Companies beneficially owned by directors of the Company
Su Sih Enterprises Limited	714	—	—	—	—
Le Baron International Ltd.	1,275	—	—	—	—

A director
Tang Hsiang Chien	1,754	—	—	—	—

(f)	Management fee expenses (Note v)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Companies controlled by directors of the Company
Su Sih Enterprises Limited	5,000	—	—	—	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(g) Amounts due from/(to) related parties

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

A minority shareholder
Non-trade balance Aspocomp Group OYJ	36	—	39,055	—	—

Related parties	24
Non-trade balances
Companies controlled by directors of the Company
Qingyi Precision Maskmaking (Shenzhen) Ltd		5	—	—	—
PHKL		(709,603)	—	—	—

		(709,598)	—	—	—

A subsidiary of a minority shareholder
Trade balance
Hitachi Chemical Co. (Hong Kong) Limited	34	(63,359)	(29,367)	(16,828)	(25,848)

Associated companies
Trade balance
GSST		(110,026)	(146,062)	(109,257)	(122,344)
SSST		(10,716)	(4,607)	(12,338)	(18,251)

	34	(120,742)	(150,669)	(121,595)	(140,595)

A minority shareholder
Dividend payable
GSST	36	—	(343)	(60,466)	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(h) Key management compensation

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Basic salaries, allowances and benefits in kind	31,219	39,956	51,826	33,657	34,140
Share award expenses (Note 7)	—	171,831	4,367	3,276	3,276
Bonuses	5,919	11,559	14,417	13,215	7,050

	37,138	223,346	70,610	50,148	44,466

Notes:
(i)	Purchases of raw materials/finished goods from associated companies and a subsidiary of a minority shareholder of a subsidiary are made at prices and terms comparable to those charged by and contracted with other third party suppliers of the Group.

(ii)	Sales of finished goods are made at prices and terms comparable to those sold by and contracted with other third party customers of the Group which are due within normal credit terms.

(iii)	Commission on sales of finished goods are based on terms of the underlying agreement.

(iv)	Interest income from a controlling shareholder and a director are calculated at prime rate and 5.30% per annum on the amount receivable, respectively.
(v)	Management fee expense is subject to the terms of an agreement signed by the parties at a fixed monthly fee for the provision of management services and consultancy services by the controlling shareholder. The service contract expired on 31 October 2006.
40 Events after the end of reporting period
     On 16 November 2009, the Company and MTG(INV), entered into stock purchase agreement (“PCB Agreement”) with TTM Technologies, Inc. (“TTM”), TTM Technologies International, Inc. (“TTM International”) and TTM Hong Kong Limited (“TTM HK”), pursuant to which MTG(INV) has conditionally agreed to sell, and TTM HK has conditionally agreed to purchase, the PCB Business of the Company for a consideration of approximately US$114.0 million in cash and 36,334,000 new TTM’s shares (“the PCB Transaction”). TTM, TTM International and TTM HK are independent third parties to the Group. The completion of the PCB Transaction is subject to various conditions as stated in the PCB Agreement.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     On the same day, MTG(INV) and Top Mix Investment Limited (“Top Mix”) entered into a sale and purchase agreement (the “Laminate Agreement”) pursuant to which MTG(INV) has conditionally agreed to sell, Top Mix has conditionally agreed to purchase, the Laminate Business for a consideration of approximately HK$2,783.8 million (the “Laminate Transaction”). If AVA International Limited (“AVA”), a wholly-owned subsidiary of the Company in the Laminate Business, sells any of its shareholding in GSST, an associated company of AVA, listed on the Shanghai Stock Exchange, prior to the completion date of the Laminate Transaction at a sale price per GSST share above the GSST Reference Price (as defined in the Laminate Agreement), the Company will propose the distribution of the incremental net amount (after any applicable transaction expenses and taxes) of the sale price per GSST share that is sold above the GSST Reference Price (“Incremental Net Amount”), subject to the fulfillment of the conditions precedent to making such distribution, to the shareholders of the Company as dividends. Top Mix is a connected person of the Company. The completion of the Laminate Transaction is subject to various conditions as stated in the Laminate Agreement.
     On 3 and 4 February 2010, AVA disposed of totally 47,000,000 of its GSST shares (“GSST Shares”), representing approximately 4.91% of the current issued share capital of GSST to certain independent third parties, for a total cash consideration of RMB518,750,000. The consideration on the disposal of GSST Shares after netting off the carrying value of the disposed GSST Shares and relevant expenses and taxes directly attributable to the disposed GSST Shares will be recognised as a gain in the consolidated income statement for the year ending 31 December 2010. Immediately after the disposal of the GSST Shares as aforementioned, the number of shares and percentage of equity held by AVA decreased from 212,288,109 shares to 165,288,109 shares and from approximately 22.18% to approximately 17.27% respectively of the current entire issued share capital of GSST.
     Subject to the fulfilment of certain conditions (including the completions of the PCB Transaction and Laminate Transaction), the Company will make a distribution of the entire amount of the considerations of PCB Transaction and Laminate Transaction (including the Incremental Net Amount, if any, arising from the disposal of GSST shares) by way of the dividend to the shareholders of the Company.
(a) The PCB Business of Meadville Holdings Limited
     The PCB Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined income statements, statements of financial position and statements of cash flows were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the PCB Business and operations for the years/periods presented.
     The combined income statements of the PCB Business includes all the historical actual costs of the PCB Business and an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih to senior executives of the Company

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
who are involved in the PCB Business and Laminate Business. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the PCB Business.
     In relation to share award expenses, for shares that are granted to the employees of the PCB Business, the related expenses of approximately HK$86,070,000, HK$10,461,000, HK$8,297,000 (unaudited) and HK$9,632,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$140,027,000, HK$140,000, HK$107,000 (unaudited) and HK$265,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the PCB Business to the Group.
     While the expenses allocated to the PCB Business are not necessarily indicative of the expenses that the PCB Business would have incurred if the PCB Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the PCB Business’ expenses would have been on a historical basis.
     The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$12,038,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the PCB Business’ income statement based on specific identification of the use of the Listing proceeds.
     The combined income statements, combined statements of financial position and combined statements of cash flows of the PCB Business for the years ended 31 December 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 are as follows:

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(i) Combined income statements

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389
Cost of sales	(2,261,374)	(3,150,277)	(4,205,020)	(3,156,792)	(2,844,527)

Gross profit	577,399	958,361	1,007,417	773,420	660,862
Other income	87,226	161,330	158,810	125,233	91,733
Selling and distribution expenses	(118,899)	(199,790)	(227,397)	(179,097)	(164,209)
General and administrative expenses	(129,493)	(200,869)	(259,762)	(140,314)	(276,255)
Share award expenses	—	(226,097)	(10,601)	(8,404)	(9,897)

Operating profit	416,233	492,935	668,467	570,838	302,234
Interest income	5,871	28,507	17,440	13,010	5,192
Finance costs	(77,974)	(104,311)	(129,359)	(94,503)	(63,759)

Profit before income tax	344,130	417,131	556,548	489,345	243,667
Income tax expense	(41,577)	(64,193)	(72,895)	(76,927)	(45,002)

Profit for the year/period	302,553	352,938	483,653	412,418	198,665

Attributable to:
Equity holders of the PCB Business	239,762	246,094	376,071	336,258	127,245
Minority interests	62,791	106,844	107,582	76,160	71,420

	302,553	352,938	483,653	412,418	198,665

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (ii) Combined statements of financial position

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	1,893,672	3,821,412	4,941,778	4,840,601
Leasehold land and land use rights	83,045	143,042	147,256	144,567
Intangible assets	22,561	149,899	22,159	21,292
Available-for-sale financial asset	—	21,089	20,635	17,714
Derivative financial instruments	—	—	—	22,358
Deferred tax assets	155	13,124	32,517	42,437
Loan to a fellow subsidiary	—	—	41,074	10,076

	1,999,433	4,148,566	5,205,419	5,099,045

Current assets
Inventories	266,565	398,420	427,053	457,569
Debtors and prepayments	1,114,910	1,480,853	1,163,672	1,083,759
Derivative financial instruments	—	—	—	438
Amounts due from fellow subsidiaries	—	244,296	390,242	13,889
Amount due from intermediate holding company	—	40,177	—	—
Amount due from a minority shareholder	—	39,055	—	—
Taxation recoverable	1,129	3,500	19,269	23,752
Cash and bank balances	164,964	402,822	797,874	849,012

	1,547,568	2,609,123	2,798,110	2,428,419

Total assets	3,547,001	6,757,689	8,003,529	7,527,464

Equity
Capital and reserves	433,621	1,524,327	1,371,198	1,779,298
Minority interests in equity	197,475	335,728	405,411	534,598

Total equity	631,096	1,860,055	1,776,609	2,313,896

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	667,600	1,679,147	2,763,230	2,954,662
Derivative financial instruments	—	—	17,350	13,944
Deferred tax liabilities	—	65,183	79,520	74,779
Financial liabilities	—	264,394	151,270	161,758
Long-term other payables	—	115,658	74,564	24,974

	667,600	2,124,382	3,085,934	3,230,117

Current liabilities
Creditors and accruals	711,257	1,270,757	1,388,419	1,060,395
Amounts due to fellow subsidiaries	66,454	99,838	88,481	97,952
Amount due to immediate holding company	—	290,000	643,961	49,492
Amount due to a related party	417,859	—	—	—
Amount due to a minority shareholder	119,918	173,677	169,659	122,334
Amount due to a subsidiary of a minority shareholder	10,716	5,040	12,338	18,251
Borrowings	905,236	908,288	823,013	609,794
Derivative financial instruments	—	—	8,015	2,023
Taxation payable	16,865	25,652	7,100	23,210

	2,248,305	2,773,252	3,140,986	1,983,451

Total liabilities	2,915,905	4,897,634	6,226,920	5,213,568

Total equity and liabilities	3,547,001	6,757,689	8,003,529	7,527,464

Net current (liabilities)/assets	(700,737)	(164,129)	(342,876)	444,968

Total assets less current liabilities	1,298,696	3,984,437	4,862,543	5,544,013

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (iii) Combined statements of cash flows

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from operating activities
Profit before income tax	344,130	417,131	556,548	489,345	243,667
Adjustments for:
— Finance costs	77,974	104,311	129,359	94,503	63,759
— Interest income	(5,871)	(28,507)	(17,440)	(13,010)	(5,192)
— Impairment of intangible assets	55	—	19,860	—	—
— Impairment of property, plant and equipment	—	10,612	—	—	5,419
— Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights	1,876	2,167	3,600	2,688	2,730
— Depreciation of property, plant and equipment	200,264	278,664	420,885	309,313	363,980
— Dividend income from available-for-sale financial asset	—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	(1,108)	—	—	—	—
— (Gain)/loss on disposal of property, plant and equipment	(780)	2,563	19,493	6,540	735
— Gain on adjustment for contingent consideration in relation to business combination	—	—	(13,933)	—	(13,425)
— Net exchange differences	(7,849)	(48,270)	(138,453)	(139,271)	74
— Share award expenses	—	226,097	10,601	8,404	9,897

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Operating profit before working capital changes	609,861	966,105	993,511	761,025	670,551
Changes in:
Inventories	(56,692)	(104,073)	(28,633)	(136,445)	(30,516)
Debtors and prepayments	(235,328)	(149,822)	317,181	(135,694)	79,913
Restricted bank balances	12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals	202,160	387,728	117,662	167,349	(328,024)
Long-term other payables	—	115,658	(41,094)	(16,266)	(49,590)
Amounts due from/(to) fellow subsidiaries	(53,667)	(210,912)	(157,303)	(153,013)	112,359
Amount due from intermediate holding company	—	(40,177)	40,177	40,177	—
Amount due to immediate holding company	—	290,000	353,961	353,187	(54,884)
Amount due to a related party	(26,340)	(7,859)	—	—	—
Amounts due from/(to) minority shareholders	(3,240)	14,704	(25,429)	(17,499)	13,141
Amount due to a subsidiary of a minority shareholder	1,686	(5,676)	7,298	3,968	5,913

Cash generated from operating activities	450,515	1,253,199	1,575,359	869,508	416,339
Interest received	5,871	28,507	17,440	13,010	5,192
Interest paid	(77,974)	(104,311)	(88,118)	(80,365)	(66,470)
Hong Kong profits tax paid	(2,627)	(4,451)	(3,226)	(3,275)	—
Overseas tax paid	(36,396)	(70,693)	(110,083)	(85,341)	(48,015)

Net cash generated from operating activities	339,389	1,102,251	1,391,372	713,537	307,046

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from investing activities
Purchase of property, plant and equipment	(643,282)	(1,218,320)	(1,347,624)	(1,058,114)	(269,023)
Purchase of leasehold land and land use rights	(22,473)	—	—	—	—
Proceeds from sale of property, plant and equipment	6,627	3,370	2,650	3,497	2,878
Acquisition of minority interest in a subsidiary	(6,354)	—	—	—	—
Acquisition of a subsidiary, net of bank balances and cash acquired	—	(694,715)	—	—	—
Purchase of available-for-sale financial asset	—	(21,089)	—	—	—
Dividend from available-for-sale financial asset	—	—	—	—	1,971

Net cash used in investing activities	(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from financing activities
New borrowings	1,743,682	3,030,033	3,355,784	2,965,040	1,086,128
Repayment of borrowings	(1,433,973)	(2,030,992)	(2,382,602)	(2,013,526)	(1,082,289)
Capital contribution from immediate holding company	—	826,612	—	—	—
Loan to a fellow subsidiary	—	—	(41,074)	(41,227)	—
Repayment of loan to a fellow subsidiary	—	—	—	—	30,998
Dividend paid to shareholders	—	(290,000)	(600,100)	(600,100)	—
Dividend paid to a minority shareholder	(29,227)	(101,630)	—	—	(91,361)
Capital contribution by a minority shareholder	18,068	114,285	—	—	88,349
Distribution to a shareholder	—	(410,000)	—	—	—

Net cash generated from financing activities	298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents	(27,543)	309,805	378,406	(30,893)	74,697
Exchange differences on cash and cash equivalents	(8,229)	(32,767)	(10,952)	(13,123)	(457)
Cash and cash equivalents at beginning of the year/period	157,655	121,883	398,921	398,921	766,375

Cash and cash equivalents at end of the year/period	121,883	398,921	766,375	354,905	840,615

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) The Laminate Business of Meadville Holdings Limited
     The Laminate Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined income statements, statements of financial position and statements of cash flows were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the Laminate Business and operations for the years/periods presented.
     The combined income statements of the Laminate Business include all the historical actual costs of the Laminate Business and an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih to senior executives of the Company who are involved in the PCB Business and Laminate Business. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the Laminate Business.
     In relation to share award expenses, for shares that are granted to the employees of the Laminate Business, the related expenses of approximately HK$5,777,000, HK$1,036,000, HK$777,000 (unaudited) and HK$838,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$22,628,000, HK$24,000, HK$17,000 (unaudited) and HK$37,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the Laminate Business to the Group.
     While the expenses allocated to the Laminate Business are not necessarily indicative of the expenses that the Laminate Business would have incurred if the Laminate Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the Laminate Business’ expenses would have been on a historical basis.
     The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$1,945,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the Laminate Business’ income statement based on specific identification of the use of the Listing proceeds.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The combined income statements, combined statements of financial position and combined statements of cash flows of the Laminate Business for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 are as follows:
     (i) Combined income statements

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue	512,466	663,943	759,302	604,195	475,026
Cost of sales	(438,632)	(563,726)	(688,079)	(535,847)	(406,730)

Gross profit	73,834	100,217	71,223	68,348	68,296
Other income	13,161	17,183	15,470	13,232	8,061
Selling and distribution expenses	(7,568)	(40,392)	(53,026)	(40,140)	(32,011)
General and administrative expenses	(24,890)	(44,280)	(29,866)	(18,355)	(22,141)
Share award expenses	—	(28,405)	(1,060)	(794)	(875)

Operating profit	54,537	4,323	2,741	22,291	21,330
Loss on share reform of an associated company	(52,237)	—	—	—	—
Share of net profit of associated companies	97,849	107,858	33,577	75,278	50,735
Interest income	361	5,398	315	221	55
Finance costs	(10,395)	(12,109)	(15,312)	(11,789)	(4,221)

Profit before income tax	90,115	105,470	21,321	86,001	67,899
Income tax expense	(7,141)	(7,924)	(3,252)	(5,000)	(9,314)

Profit for the year/period	82,974	97,546	18,069	81,001	58,585

Attributable to:
Equity holders of the Laminate Business	80,858	95,479	19,574	81,393	57,907
Minority interests	2,116	2,067	(1,505)	(392)	678

	82,974	97,546	18,069	81,001	58,585

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (ii) Combined statements of financial position

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	137,128	299,956	339,699	326,125
Leasehold land and land use rights	31,504	31,378	31,174	30,614
Interests in associated companies	441,409	579,543	620,573	635,563
Deferred tax assets	—	—	165	498

	610,041	910,877	991,611	992,800

Current assets
Inventories	106,894	99,580	117,851	88,200
Debtors and prepayments	126,388	115,859	79,500	87,833
Amounts due from fellow subsidiaries	66,454	99,838	88,481	97,952
Amounts due from associated companies	9,892	27,705	—	—
Taxation recoverable	1,091	2,590	2,542	1,785
Cash and bank balances	46,186	15,031	91,357	73,279

	356,905	360,603	379,731	349,049

Total assets	966,946	1,271,480	1,371,342	1,341,849

Equity
Capital and reserves	300,793	689,713	556,024	1,095,879
Minority interests in equity	6,441	23,565	19,756	26,296

Total equity	307,234	713,278	575,780	1,122,175

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	81,460	58,920	13,880	10,100
Deferred tax liabilities	14,374	16,300	16,323	17,951
Loan from a fellow subsidiary	—	—	41,074	10,076

	95,834	75,220	71,277	38,127

Current liabilities
Creditors and accruals	87,770	156,500	78,298	114,303
Amount due to a subsidiary of a minority shareholder	63,358	29,367	16,828	25,848
Amount due to immediate holding company	—	—	200,000	—
Amounts due to fellow subsidiaries	—	244,296	390,242	13,889
Amounts due to related parties	291,739	—	—	—
Amounts due to associated companies	—	—	64	10
Borrowings	121,011	52,819	35,512	26,117
Taxation payable	—	—	3,341	1,380

	563,878	482,982	724,285	181,547

Total liabilities	659,712	558,202	795,562	219,674

Total equity and liabilities	966,946	1,271,480	1,371,342	1,341,849

Net current (liabilities)/assets	(206,973)	(122,379)	(344,554)	167,502

Total assets less current liabilities	403,068	788,498	647,057	1,160,302

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     (iii) Combined statements of cash flows

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from operating activities
Profit before income tax	90,115	105,470	21,321	86,001	67,899
Adjustments for:
— Share of net profit of associated companies	(97,849)	(107,858)	(33,577)	(75,278)	(50,735)
— Loss on share reform of an associated company	52,237	—	—	—	—
— Finance costs	10,395	12,109	15,312	11,789	4,221
— Interest income	(361)	(5,398)	(315)	(221)	(55)
— Amortisation of leasehold land and land use rights	596	737	753	564	567
— Depreciation of property, plant and equipment	8,507	13,097	20,252	13,049	23,671
— Gain on partial disposal of a subsidiary	—	(41)	—	—	—
— Loss on disposal of property, plant and equipment	76	36	2,890	2,890	487
— Net exchange differences	2,734	3,228	(3,435)	(4,246)	(74)
— Share award expenses	—	28,405	1,060	794	875

Operating profit before working capital changes	66,450	49,785	24,261	35,342	46,856
Changes in:
Inventories	(57,539)	7,314	(18,271)	(95,791)	29,651
Debtors and prepayments	(36,860)	10,529	36,359	7,508	(8,333)
Creditors and accruals	1,193	68,730	(78,202)	(55,828)	36,005
Amounts due to associated companies	(21,655)	(17,813)	27,769	9,404	(54)
Amounts due from/(to) fellow subsidiaries	69,667	210,912	157,303	153,013	94,761
Amount due from/(to) immediate holding company	—	—	200,000	200,000	(200,000)
Amounts due from/(to) related parties	3,720	(1,739)	—	—	—
Amount due to a subsidiary of a minority shareholder	39,564	(33,991)	(12,539)	32,100	9,020

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash generated from operating activities	64,540	293,727	336,680	285,748	7,906
Interest received	361	5,398	315	221	55
Interest paid	(10,395)	(12,109)	(15,312)	(11,789)	(4,221)
Hong Kong profits tax paid	(273)	(7,448)	(51)	—	(5,611)
Overseas tax (paid)/refund	—	(48)	50	—	(3,610)

Net cash generated from/(used in) operating activities	54,233	279,520	321,682	274,180	(5,481)

Cash flows from investing activities
Purchase of property, plant and equipment	(11,162)	(169,009)	(52,178)	(42,015)	(11,259)
Purchase of leasehold land and land use rights	(8,332)	—	—	—	—
Proceeds from sales of property, plant and equipment	875	60	—	16	825
Partial disposal of a subsidiary	—	14,719	—	—	—
Investment in an associated company	(33,305)	(20,750)	—	—	—
Dividends received from associated companies	41,112	26,511	27,749	27,749	36,114
Capital contribution to previous shareholders	—	(290,000)	—	—	—

Net cash (used in)/generated from investing activities	(10,812)	(438,469)	(24,429)	(14,250)	25,680

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from financing activities
New borrowings	224,105	65,373	150,893	123,112	43,352
Repayment of borrowings	(195,038)	(155,252)	(213,240)	(159,818)	(56,527)
Loan from parent company	(16,000)	—	—	—	—
Loan from a fellow subsidiary	—	—	41,074	41,227	(30,998)
Proceeds from issuance of shares	—	219,000	—	—	—
Dividend paid to shareholders	—	—	(200,000)	(200,000)	—
Dividend paid to minority shareholders	(946)	—	(3,127)	(3,127)	—
Capital contribution by minority shareholders	—	—	—	—	5,850

Net cash generated from/(used in) financing activities	12,121	129,121	(224,400)	(198,606)	(38,323)

Net increase/(decrease) in cash and cash equivalents	55,542	(29,828)	72,853	61,324	(18,124)

Exchange differences on cash and cash equivalents	(8,932)	(474)	3,473	3,967	46

Cash and cash equivalents at beginning of the year/period	(1,277)	45,333	15,031	15,031	91,357

Cash and cash equivalents at end of the year/period	45,333	15,031	91,357	80,322	73,279

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
III Subsequent financial statements
     No audited financial statements have been prepared by the Company or its subsidiaries in respect of any period subsequent to 30 September 2009 up to the date of this report. Save as disclosed in “Events after the end of reporting period” in Note 40 of Section II of this report, no dividend or distribution has been declared or made by the Company or any of its subsidiaries in respect of any period subsequent to 30 September 2009.
Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
     The following is an illustrative and unaudited pro forma consolidated statement of financial position, pro forma consolidated income statement and pro forma consolidated statement of cash flows of the Remaining Meadville Group which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the Transactions and the Proposed Distribution, as if the Transactions and the Proposed Distribution had taken place on 30 September 2009 for the pro forma consolidated statement of financial position and as if the Transactions and the Proposed Distribution had taken place on 1 January 2009 for the pro forma consolidated income statement and the pro forma consolidated statement of cash flows.
     This unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the financial position, results and cash flow of the Remaining Meadville Group had the Transactions and the Proposed Distribution been completed as at 30 September 2009 or 1 January 2009, where appropriate, or at any future dates.

-VII-1-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 SEPTEMBER 2009

									Unaudited
									pro forma
	Audited								consolidated
	consolidated								statement of
	statement of								financial position
	financial position								of the Remaining
	of the Group as								Meadville Group
	at	Pro forma adjustments							as at
	30 September								30 September
	2009						Subtotal		2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8

Assets
Non-current assets
Property, plant and equipment	5,166,726	(4,840,601)	(326,125)				—		—
Leasehold land and land use rights	175,181	(144,567)	(30,614)				—		—
Intangible assets	21,292	(21,292)	—				—		—
Investments in associated companies	635,563	—	(635,563)				—		—
Available-for-sale financial asset	17,714	(17,714)	—				—		—
Derivative financial instruments	22,358	(22,358)	—				—		—
Deferred tax assets	42,935	(42,437)	(498)				—		—
Loan to a fellow subsidiary	—	(10,076)	—	10,076			—		—

	6,081,769	(5,099,045)	(992,800)				—		—

Current assets
Inventories	545,769	(457,569)	(88,200)				—		—
Debtors and prepayments	1,171,839	(1,083,759)	(87,833)				247		247
Derivative financial instruments	438	(438)	—				—		—
Amounts due from related parties	—	—	—	49,492			49,492		49,492
Amounts due from fellow subsidiaries	—	(13,889)	(97,952)	111,841			—		—
Amount due from Top Mix	—	—	—			2,647,159	2,647,159	(2,647,159)	—
Taxation recoverable	25,537	(23,752)	(1,785)				—		—
Cash and bank balances	951,865	(849,012)	(73,279)		883,800	136,633	1,050,007	(910,833)	139,174

	2,695,448	(2,428,419)	(349,049)				3,746,905		188,913

Non-current asset held for distribution to shareholders	—	—	—		3,230,028		3,230,028	(3,230,028)	—

Total assets	8,777,217	(7,527,464)	(1,341,849)				6,976,933		188,913

Equity
Capital and reserves	2,916,220	(1,779,298)	(1,095,879)		4,048,461	2,739,559	6,829,063	(6,788,020)	41,043
Minority interests in equity	560,894	(534,598)	(26,296)				—		—

Total equity	3,477,114	(2,313,896)	(1,122,175)				6,829,063		41,043

-VII-2-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP

									Unaudited
									pro forma
	Audited								consolidated
	consolidated								statement of
	statement of								financial position
	financial position								of the Remaining
	of the Group as								Meadville Group
	at	Pro forma adjustments							as at
	30 September								30 September
	2009						Subtotal		2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6	Note 7	Note 8

Liabilities
Non-current liabilities
Borrowings	2,964,762	(2,954,662)	(10,100)				—		—
Derivative financial instruments	13,944	(13,944)	—				—		—
Deferred tax liabilities	92,730	(74,779)	(17,951)				—		—
Financial liabilities	161,758	(161,758)	—				—		—
Long-term other payables	24,974	(24,974)	—				—		—
Loan from a fellow subsidiary	—	—	(10,076)	10,076			—		—

	3,258,168	(3,230,117)	(38,127)				—		—

Current liabilities
Creditors and accruals	1,183,508	(1,060,395)	(114,303)		65,367	44,233	118,410		118,410
Amount due to a subsidiary of a minority shareholder	25,848	(18,251)	(25,848)	18,251			—		—
Amounts due to associated companies	140,595	—	(10)	(140,585)			—		—
Amount due to a minority shareholder	—	(122,334)	—	122,334			—		—
Amounts due to fellow subsidiaries	—	(97,952)	(13,889)	111,841			—		—
Amount due to immediate holding company	—	(49,492)	—	49,492			—		—
Borrowings	635,911	(609,794)	(26,117)				—		—
Derivative financial instruments	2,023	(2,023)	—				—		—
Dividend payable	29,460	—	—				29,460		29,460
Taxation payable	24,590	(23,210)	(1,380)				—		—

	2,041,935	(1,983,451)	(181,547)				147,870		147,870

Total liabilities	5,300,103	(5,213,568)	(219,674)				147,870		147,870

Total equity and liabilities	8,777,217	(7,527,464)	(1,341,849)				6,976,933		188,913

Net current assets	653,513	(444,968)	(167,502)				3,599,035		41,043

Total assets less current liabilities	6,735,282	(5,544,013)	(1,160,302)				6,829,063		41,043

-VII-3-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION OF THE REMAINING MEADVILLE GROUP:
1.	The balances are extracted without adjustment from the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular.

2.	The adjustment relates to the combined assets and liabilities of the PCB Business disposed to TTM assuming the Transactions and Proposed Distribution had taken place on 30 September 2009. For the purpose of the unaudited pro forma consolidated statement of financial position, the amounts of combined assets and liabilities of the PCB Business are based on the combined financial information of the PCB Business of the Group as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular.

3.	The adjustment relates to the combined assets and liabilities of the Laminate Business disposed to Top Mix assuming the Transactions and the Proposed Distribution had taken place on 30 September 2009. For the purpose of the unaudited pro forma consolidated statement of financial position, the amounts of combined assets and liabilities of the Laminate Business are based on the combined financial information of the Laminate Business of the Group as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular.

4.	The adjustment represents the elimination of inter-segment balances between PCB Business and Laminate Business.

5.	The adjustment reflects the total consideration for the disposal of PCB Business of approximately US$530.8 million (equivalent to approximately HK$4,113.8 million) which is to be settled partly by cash of approximately US$114.0 million (equivalent to approximately HK$883.8 million) and partly by issuing 36,334,000 new shares of TTM (representing an aggregate value of approximately US$416.8 million (equivalent to approximately HK$3,230.0 million) based on the closing price of US$11.47 (equivalent to approximately HK$88.89) per TTM Share as at 30 September 2009). This results in a gain of approximately HK$2,269.1 million, representing the excess of the consideration over the combined net assets of the PCB Business attributable to the equity holders of the Company as at 30 September 2009 of approximately HK$1,779.3 million, and an estimated legal and professional fee allocated to the disposal of PCB Business of approximately HK$65.4 million with reference to the respective consideration of the disposal of the PCB Business and Laminate Business on a basis considered appropriate by management, assuming that this disposal had taken place on 30 September 2009. Since the closing price of the TTM Shares issued and the combined net assets of the PCB Business attributable to the equity holders of the Company at the date of completion of the Transactions and the Proposed Distribution may be substantially different from the fair values of the TTM Shares and the combined net asset value respectively used in the preparation of the unaudited pro forma consolidated statement of financial position, the final amount of the gain arising from the disposal of the PCB Business may also be different.

-VII-4-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
6.	The adjustment reflects the total consideration for the disposal of Laminate Business of approximately HK$2,783.8 million which has been determined with reference to the market value of the investment by MTG Laminate (BVI) Limited (“MTG Laminate”) in GSST shares of approximately RMB1,947.2 million (equivalent to approximately HK$2,210.7 million) based on the GSST Reference Price and the unaudited combined net assets of the Laminate Business attributable to the equity holders of the Company (excluding the investment in GSST shares) based on the unaudited management accounts of MTG Laminate as at 30 September 2009. The total consideration for the disposal of Laminate Business will be payable by Top Mix in cash as to approximately HK$136.6 million and by issuing of three Promissory Notes in aggregate principal amount of approximately HK$2,647.2 million to the Company.

This results in a gain of approximately HK$1,643.7 million, representing the excess of the consideration over the combined net assets of the Laminate Business attributable to the equity holders of the Company as at 30 September 2009 of approximately HK$1,095.9 million and an estimated legal and professional fee allocated to the disposal of Laminate Business of approximately HK$44.2 million with reference to the respective consideration of the disposal of the PCB Business and Laminate Business on a basis considered appropriate by management, assuming that this disposal had taken place on 30 September 2009. For the purpose of the unaudited pro forma financial information, the market value of the investment by MTG Laminate in GSST shares is assumed to be based on the GSST Reference Price and has not taken into account of the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution, in which case the excess of the actual sale price (after any applicable transaction expenses and taxes) over the GSST Reference Price arising from the sale of GSST shares prior to the date of completion of the Transactions and the Proposed Distribution will be distributed to the equity holders. Since the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution may be substantially different from the GSST Reference Price used in the preparation of the unaudited pro forma consolidated statement of financial position, the final amount of the gain arising from the disposal of the Laminate Business may also be different. Also, since the combined net assets of the Laminate Business attributable to the equity holders of the Company at the date of completion of the Transactions and the Proposed Distribution may be substantially different from the net asset value used in preparation of the unaudited pro forma consolidated statement of financial position, the final amount of the gain arising from the disposal of the Laminate Business may also be different.

7.	The balances represent the unaudited pro forma consolidated statement of financial position of the Remaining Meadville Group as at 30 September 2009 assuming the Transactions had taken place on 30 September 2009 but before the withdrawals of Listing and the Proposed Distribution.

8.	The adjustment reflects the payment of the aggregate consideration for the disposal of the PCB Business and Laminate Business by way of dividend to the Company’s shareholders. The amount comprises:
(a)	cash in the aggregate amount of approximately HK$910.8 million which includes (i) approximately HK$883.8 million as the equivalent of approximately US$114.0 million,

-VII-5-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
being the cash component of the consideration for the disposal of the PCB Business; (ii) approximately HK$136.6 million, being the cash component of the consideration for the disposal of the Laminate Business; and less (iii) an estimated total legal and professional fee of approximately HK$109.6 million directly attributable to the disposal of PCB Business and Laminate Business;

(b)	approximately HK$2,647.2 million, being the remaining consideration for disposal of the Laminate Business by way of the issue of the Promissory Notes, which will be distributed to the Controlling Shareholders, and without taking into account of the accrued interest on the Promissory Notes for the period from the date of issue to the date of distribution which will be paid by Top Mix to the Company and will be distributed to the shareholders as dividend. The financial impact of the accrued interest is determined by the management of the Company to be insignificant as compared to the total consideration of the disposal of the Laminate Business, and accordingly has not been considered for the purpose of the unaudited pro forma consolidated statement of financial position. In addition, the consideration for disposal of the Laminate Business has not taken into account of the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution, in which case the excess of the actual sale price (after any applicable transaction expenses and taxes) over the GSST Reference Price arising from the sale of GSST shares prior to the date of completion of the Transactions and the Proposed Distribution will be distributed to the equity holders. Since the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution may be substantially different from the GSST Reference Price used in the preparation of the unaudited pro forma consolidated statement of financial position, the final amount of the distribution to the equity holders may also be different; and

(c)	TTM Shares valued at approximately US$416.8 million (equivalent to approximately HK$3,230.0 million) based on the closing price per TTM Share of US$11.47 (equivalent to approximately HK$88.89) as at 30 September 2009, being part of the consideration for the disposal of the PCB Business. Since the closing price of the TTM Shares issued at the date of completion of the Transactions and the Proposed Distribution may be substantially different from their fair values used in the preparation of the unaudited pro forma consolidated statement of financial position, the final amount of the aggregate consideration for the disposal of the PCB Business may also be different.
9.	No adjustment has been made to reflect any trading result or other transaction of the Company or the PCB Business or Laminate Business entered into subsequent to 30 September 2009 respectively.

10.	For illustration purpose, translations of US$ or RMB into HK$ are made in this unaudited pro forma consolidated statement of financial position, at the rate US$1.00 to HK$7.7505 and RMB1.00 to HK$1.1353.

-VII-6-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009

					Unaudited
					pro forma
					consolidated
	Audited				income
	consolidated				statement of
	income				the Remaining
	statement of				Meadville
	the Group for				Group for the
	the nine				nine months
	months ended				ended
	30 September				30 September
	2009	Pro forma adjustments			2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4

Revenue	3,700,891	(3,505,389)	(475,026)	279,524	—
Cost of sales	(2,970,848)	2,844,527	406,730	(280,409)	—

Gross profit	730,043	(660,862)	(68,296)		—
Other income	98,909	(91,733)	(8,061)	885	—
Other gain — Disposal of the PCB Business	—	914,292	—		914,292
Other gain — Disposal of the Laminate Business	—	—	2,183,535		2,183,535
Selling and distribution expenses	(196,220)	164,209	32,011		—
General and administrative expenses	(306,479)	276,255	22,141		(8,083)
Share award expenses	(10,772)	9,897	875		—

Operating profit	315,481	612,058	2,162,205		3,089,744
Interest income	1,324	(5,192)	(55)	3,923	—
Finance costs	(64,057)	63,759	4,221	(3,923)	—
Share of net profit of associated companies	50,735	—	(50,735)		—

Profit before income tax	303,483	670,625	2,115,636		3,089,744
Income tax expense	(53,078)	45,002	9,314		1,238

Profit for the period	250,405	715,627	2,124,950		3,090,982

Attributable to:
Equity holders of the Company	178,307	787,047	2,125,628		3,090,982
Minority interests	72,098	(71,420)	(678)		—

	250,405	715,627	2,124,950		3,090,982

-VII-7-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF THE REMAINING MEADVILLE GROUP:
1.	The amounts have been extracted without adjustment from the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular.

2.	The adjustment reflects the combined results of the PCB Business disposed of assuming the Transactions and the Proposed Distribution had taken place on 1 January 2009. For the purpose of the unaudited pro forma consolidated income statement, the combined results of the PCB Business are based on the combined financial information of the PCB Business of the Group for the nine months ended 30 September 2009 as extracted from Note 40 of the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular. This results in a gain of approximately HK$914.3 million which represents the excess of the total consideration for the disposal of the PCB Business of approximately US$303.3 million (equivalent to approximately HK$2,350.9 million) which is to be settled partly by cash of approximately US$114.0 million (equivalent to approximately HK$883.8 million) and partly by issuing 36,334,000 new shares of TTM (representing an aggregate value of approximately US$189.3 million (equivalent to approximately HK$1,467.1 million) based on the closing price of US$5.21 (equivalent to approximately HK$40.38) per TTM Share as at 31 December 2008) over the combined net assets of the PCB Business attributable to the equity holders of the Company as at 1 January 2009 of approximately HK$1,371.2 million, and an estimated legal and professional fee allocated to this transaction of approximately HK$65.4 million with reference to the respective consideration of the disposal of the PCB Business and Laminate Business on a basis considered appropriate by management, assuming that the disposal had taken place on 1 January 2009. Since the closing price of the TTM Shares issued and the combined net assets of the PCB Business attributable to the equity holders of the Company at the date of completion of the Transactions and the Proposed Distribution may be substantially different from the fair values of TTM Shares and the combined net asset value respectively used in the preparation of the unaudited pro forma consolidated income statement, the final amount of the gain arising from the disposal of the PCB Business may also be different.

3.	The adjustment reflects the combined results of the Laminate Business disposed of assuming the Transactions and the Proposed Distribution had taken place on 1 January 2009. For the purpose of the unaudited pro forma consolidated income statement, the combined results of the Laminate Business are based on the combined financial information of the Laminate Business of the Group for the nine months ended 30 September 2009 as extracted from Note 40 of the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular. This results in a gain of approximately HK$2,183.6 million which represents the excess of the total consideration for the disposal of the Laminate Business of approximately HK$2,783.8 million (which will be payable by Top Mix in cash as to approximately HK$136.6 million and by issuing of three Promissory Notes in aggregate principal amount of approximately HK$2,647.2 million to the Company) over the combined net assets of the Laminate Business attributable to the equity holders of the Company as at 1 January 2009 of approximately HK$556.0 million, and an estimated legal and professional fee allocated to this transaction of approximately HK$44.2 million with reference to the respective consideration of the disposal of the PCB Business and

-VII-8-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
Laminate Business on a basis considered appropriate by management, assuming that the disposal had taken place on 1 January 2009. For the purpose of the unaudited pro forma financial information, the consideration for the disposal of Laminate Business is assumed to be based on the GSST Reference Price and has not taken into account of the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution, in which case the excess of the actual sale price (after any applicable transaction expenses and taxes) over the GSST Reference Price arising from the sale of GSST shares prior to the date of completion of the Transactions and the Proposed Distribution will be distributed to the equity holders. Since the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution may be substantially different from the GSST Reference Price used in the preparation of the unaudited pro forma consolidated income statement, the final amount of the gain arising from the disposal of the Laminate Business may also be different. In addition, since the combined net assets of the Laminate Business attributable to the equity holders of the Company at the date of completion of the Transactions and the Proposed Distribution may be substantially different from the combined net asset value used in the preparation of the unaudited pro forma consolidated income statement, the final amount of the gain arising from the disposal of the Laminate Business may also be different.
4.	The adjustment represents the elimination of inter-segment transactions between PCB Business and Laminate Business.

5.	No adjustment has been made to reflect any trading result or other transaction of the Company or the PCB Business or Laminate Business entered into subsequent to 1 January 2009 respectively.

6.	For illustration purpose, translations of US$ or RMB into HK$ are made in this unaudited pro forma consolidated income statement, at the rate of US$1.00 to HK$7.7499 and RMB1.00 to HK$1.1353.

-VII-9-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009

							Unaudited
							pro forma
	Audited						consolidated
	consolidated						statement of cash
	statement of						flows
	cash flows of the						of the Remaining
	Group for the						Meadville Group
	nine months						for the nine
	ended 30	Pro forma adjustments					months ended
	September 2009				Subtotal		30 September 2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6

Net cash generated from/(used in) operating activities	348,708	(307,046)	5,481		47,143		47,143

Cash flows from investing activities
Purchase of property, plant and equipment	(268,216)	269,023	11,259	(2,681)	9,385		9,385
Proceeds from sale of property, plant and equipment	1,022	(2,878)	(825)	2,681	—		—
Dividends received from an associated company	36,114	—	(36,114)		—		—
Dividend received from available-for-sale financial assets	1,971	(1,971)	—		—		—
Proceeds from disposal of the PCB Business	—	883,800	—		883,800		883,800
Proceeds from disposal of the Laminate Business	—	—	136,633		136,633		136,633

Net cash (used in)/generated from investing activities	(229,109)	1,147,974	110,953		1,029,818		1,029,818

Cash flows from financing activities
New borrowings	1,129,480	(1,086,128)	(43,352)		—		—
Repayment of borrowings	(1,138,816)	1,082,289	56,527		—		—
Loan from a fellow subsidiary	—	—	30,998	(30,998)	—		—
Repayment of loan to a fellow subsidiary	—	(30,998)	—	30,998	—		—
Dividends paid to shareholders	(27,496)	—	—		(27,496)		(27,496)
Dividend paid to minority shareholders	(91,361)	91,361	—		—		—
Capital contribution by minority shareholders	94,199	(88,349)	(5,850)		—		—
Proposed distribution to shareholders	—	—	—		—	(910,833)	(910,833)

-VII-10-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP

							Unaudited
							pro forma
	Audited						consolidated
	consolidated						statement of cash
	statement of						flows
	cash flows of the						of the Remaining
	Group for the						Meadville Group
	nine months						for the nine
	ended 30	Pro forma adjustments					months ended
	September 2009	Subtotal					30 September 2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note 1	Note 2	Note 3	Note 4	Note 5	Note 6

Net cash (used in)/generated from financing activities	(33,994)	(31,825)	38,323		(27,496)		(938,329)

Net increase in cash and cash equivalents	85,605	809,103	154,757		1,049,465		138,632
Exchange differences on cash and cash equivalents	(411)	457	(46)		—		—
Cash and cash equivalents at beginning of period	858,274	(766,375)	(91,357)		542		542

Cash and cash equivalents at end of period	943,468	43,185	63,354		1,050,007		139,174

-VII-11-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF CASH FLOWS OF THE REMAINING MEADVILLE GROUP:
1.	The amounts have been extracted without adjustment from the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular.

2.	The adjustment reflects the combined statement of cash flows of the PCB Business disposed of assuming the Transactions and the Proposed Distribution had taken place on 1 January 2009. For the purpose of the unaudited pro forma consolidated statement of cash flows, the combined statement of cash flows of the PCB Business to be disposed of are based on the combined financial information of the PCB Business of the Group as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular. The proceeds from disposal of the PCB Business represents the cash consideration for the disposal of PCB Business of approximately US$114.0 million (equivalent to approximately HK$883.8 million).

3.	The adjustment reflects the combined cash flows of the Laminate Business disposed of assuming the Transactions and the Proposed Distribution had taken place on 1 January 2009. For the purpose of the unaudited pro forma consolidated statement of cash flows, the combined statement of cash flows of the Laminate Business to be disposed of are based on the combined financial information of the Laminate Business of the Group as extracted from Note 40 to the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular. The proceeds from disposal of the Laminate Business represents the cash consideration for the disposal of Laminate Business of approximately HK$136.6 million.

4.	The adjustment represents the elimination of inter-segment transactions between the PCB Business and the Laminate Business.

5.	The amounts represent the unaudited pro forma consolidated statement of cash flows of the Remaining Meadville Group for the nine months ended 30 September 2009 assuming the Transactions had taken place on 1 January 2009 but before the withdrawals of Listing and the Proposed Distribution.

6.	The adjustment reflects the payment of the aggregate consideration for the disposal of the PCB Business and Laminate Business by way of dividend to the Company’s shareholders. The amount comprises:
(a)	cash in the aggregate amount of approximately HK$910.8 million (which includes (i) approximately HK$883.8 million as the equivalent of approximately US$114.0 million, being the cash component of the consideration for the disposal of the PCB Business; and (ii) approximately HK$136.6 million, being the cash component of the consideration for the disposal of the Laminate Business; and less (iii) an estimated total legal and professional fee of approximately HK$109.6 million directly attributable to these transactions; and

-VII-12-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
(b)	non-cash consideration in the aggregate amount of approximately HK$4,114.3 million which includes:
(i)	approximately HK$2,647.2 million being the remaining consideration for disposal of the Laminate Business by way of the issue of the Promissory Notes, which will be distributed to the Controlling Shareholders, and without taking into account of the accrued interest on the Promissory Notes for the period from the date of issue to the date of distribution which will be paid by Top Mix to the Company and will be distributed to the shareholders as dividend. The financial impact of the accrued interest is determined by the management of the Company to be insignificant as compared to the total consideration of the disposal of the Laminate Business, and accordingly has not been considered for the purpose of the unaudited pro forma consolidated statement of cash flows. In addition, the consideration for disposal of the Laminate Business has not taken into account of the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution, in which case the excess of the actual sale price (after any applicable transaction expenses and taxes) over the GSST Reference Price arising from the sale of GSST shares prior to the date of completion of the Transactions and the Proposed Distribution will be distributed to the equity holders. Since the actual price that the GSST shares may be sold prior to the date of completion of the Transactions and the Proposed Distribution may be substantially different from the GSST Reference Price used in the preparation of the unaudited pro forma consolidated statement of cash flows, the final amount of the distribution to the equity holders may also be different; and

(ii)	TTM Shares valued at approximately US$189.3 million (equivalent to approximately HK$1,467.1 million) based on the closing price per TTM Share of US$5.21 (equivalent to approximately HK$40.38) as at 31 December 2008, being part of the consideration for the disposal of the PCB Business. Since the closing price of the TTM shares issued at the date of completion of the Transactions and the Proposed Distribution may be substantially different from their fair values used in the preparation of the unaudited pro forma consolidated statement of cash flows, the final amount of the aggregate consideration for the disposal of the PCB Business may also be different.
7.	No adjustment has been made to reflect any trading result or other transaction of the Company or the PCB Business or Laminate Business entered into subsequent to 1 January 2009 respectively.

8.	For illustration purpose, translations of US$ or RMB into HK$ are made in this unaudited pro forma consolidated statement of cash flows, at the rate of US$1.00 to HK$7.7499 and RMB1.00 to HK$1.1353.

-VII-13-

APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
     The following is the text of a report received from Meadville’s reporting accountant and auditor, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Circular.

PricewaterhouseCoopers 22nd Floor Prince’s Building Central Hong Kong Telephone (852) 2289 8888 Facsimile (852) 2810 9888 www.pwchk.com
ACCOUNTANT’S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF MEADVILLE HOLDINGS LIMITED
     We report on the unaudited pro forma financial information set out on pages VII-1 to VII-13 under the heading of “Unaudited Pro Forma Financial Information on the Remaining Meadville Group” (the “Unaudited Pro Forma Financial Information”) in Appendix VII of the circular dated 11 February 2010 (the “Circular”) of Meadville Holdings Limited (the “Company”), in connection with, inter alia, the proposed disposal of the PCB Business and Laminate Business and the proposed distribution by way of dividend to the Company’s shareholders of the aggregate consideration received from the disposal of the PCB Business and Laminate Business (the “Transactions”) by the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Transactions might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages VII-1 to VII-13 of the Circular.
Respective Responsibilities of Directors of the Company and the Reporting Accountant
     It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”).
     It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

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APPENDIX VII	UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE REMAINING MEADVILLE GROUP
Basis of Opinion
     We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 “Accountants’ Reports on Pro Forma Financial Information in Investment Circulars” issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the audited consolidated statement of financial position of the Group as at 30 September 2009 and income statement and statement of cash flows of the Group for the nine months ended 30 September 2009 with the Accountant’s Report on the Meadville Group as set out in Appendix VI to this Circular, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.
     We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.
     The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:
•	the financial position of the Group as at 30 September 2009 or any future date, or

•	the results and cash flows of the Group for nine months ended 30 September 2009 or any future periods.
Opinion
     In our opinion:
a)	the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b)	such basis is consistent with the accounting policies of the Group; and

c)	the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 11 February 2010

-VII-15-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
(1) INDEBTEDNESS
     At 31 December 2009, Meadville Group had outstanding unsecured bank borrowings of HK$3,408 million, of which HK$3,136 million was guaranteed by the Meadville Group.
     For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate prevailing exchange rates as at the close of business on 31 December 2009.
     Save as disclosed above and apart from intra-group liabilities, as at the close of business on 31 December 2009, Meadville Group did not have any outstanding mortgages, charges, pledges, debentures, loan capitals, bank loan and overdrafts, debt securities or similar indebtedness, finance leases on hire purchase commitments, acceptance liabilities or acceptance credits, any guarantees or other material contingent liabilities.
     The Directors of Meadville Group have confirmed that, as at the Latest Practicable Date, there has been no material change to the Meadville Group’s indebtedness and contingent liability position since 31 December 2009.
(2) RECONCILIATION OF VALUATION ON THE PROPERTIES WITH THEIR CARRYING VALUES
     B.I. Appraisals Limited, an independent firm of professional valuer, has valued the property interests of Meadville Group as at 30 November 2009. The text of the letter, summary of valuation and the valuation certificate are set out in Appendix XII to this Circular.

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APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     The reconciliation between valuation of the property interests of Meadville Group as at 30 November 2009 and the net book value of such property interests as at 30 September 2009 is as follows:

HK$
(in million)

Net book value of the property interests of Meadville Group as at 30 September 2009 (Note 1)	1,769.6
Movements for period from 1 October 2009 to 30 November 2009
Additions	8.7
Depreciation and amortisation	(12.1)
Impairment	(2.7)

Net book value of the property interests of Meadville Group as at 30 November 2009	1,763.5
Valuation surplus	362.9

Valuation of the property interests of Meadville Group as at 30 November 2009 (Note 2)	2,126.4

Notes:

1.	The net book value of the property interests of Meadville Group as at 30 September 2009 represents the aggregate net book value of leasehold land and land use rights, buildings, leasehold improvements and buildings and leasehold improvements under construction included in construction in progress.

2.	The valuation of the property interests of Meadville Group as at 30 November 2009 is set out in Appendix XII to this Circular.

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APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
(3) MATERIAL CHANGE
     The Meadville Directors confirm that other than the disclosures described below, there is no material change in the financial or trading position or outlook of the Meadville Group since 31 December 2008 (being the date to which the last published audited consolidated financial statements of Meadville were made up) up to the Latest Practicable Date:
•	the Proposal and the possible completion of the Proposal have changed the outlook of the Meadville Group, as the business and operations of the Meadville Group would be disposed of and Meadville would eventually be wound up as a result of effecting the Proposal. An illustration of the effect of the completion of the Proposal on the Meadville Group preceding the winding-up of Meadville as if the Proposal had taken place on 30 September 2009 is set out in the unaudited pro forma financial information on the Remaining Meadville Group contained in Appendix VII to this Circular;

•	the trading price of Meadville Shares had fluctuated during the period preceding the publication of the Announcement; and

•	the financial condition and outlook of the Meadville Group was impacted by the widespread downturn in the global economy and credit environment as reflected in the information shown in Meadville’s interim report for the six months ended 30 June 2009 published on 29 September 2009, the audited financial statements of the PCB Business and the management’s discussion and analysis of the PCB Business announced on 24 December 2009, as well as the financial information about the Meadville Group contained in Appendix VI to this Circular and the additional financial information about the Meadville Group contained in Appendix VIII to this Circular.
(4) FINANCIAL AND TRADING PROSPECTS
     The completion of the Transactions is conditional upon, among other things, the Withdrawal Proposal and the Proposed Distribution being approved by the Independent Shareholders at the EGM and the Deregistration and Continuation being approved by the Shareholders at the EGM.
     If the Independent Shareholders or Shareholders (as applicable) do not approve each of the Transactions, the Withdrawal Proposal, the Deregistration and Continuation and the Proposed Distribution, the Transactions will not complete and Meadville will remain a listed company on the Stock Exchange.

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APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     If the Proposal is approved by the Independent Shareholders and the Shareholders as set out in the sub-section headed “The EGM” in the letter from the Meadville Board as set out in this Circular, the Transactions will proceed to completion and Meadville’s assets will comprise mainly cash proceeds from the Transactions (including the Promissory Notes) and the TTM Shares. Pursuant to the Withdrawal Proposal, the listing of Meadville Shares on the Stock Exchange will be withdrawn and the Proposed Distribution will be made by way of dividend in favour of the Shareholders of the aggregate consideration from the Transactions. Following completion of the Proposed Distribution, Meadville will be wound up pursuant to the Winding-up Proposal and any remaining assets of Meadville will be distributed to its Shareholders after relevant fees and expenses incurred in relation to the Proposal and the costs of winding up have been paid. It is anticipated that no material assets of Meadville will remain following the Proposed Distribution.
(5) WORKING CAPITAL
     As Meadville will have no material operations following completion of the Transactions, its listing on the Stock Exchange is to be withdrawn and subsequently Meadville is to be wound up pursuant to the Withdrawal Proposal and the Winding-up Proposal, Meadville has applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirement to include a statement by Meadville Directors that in their opinion the working capital available to the Meadville Group is sufficient under Listing Rule 14.66(10).
(6) MANAGEMENT DISCUSSION AND ANALYSIS
     As Meadville will have no material operations following completion of the Transactions, its listing on the Stock Exchange is to be withdrawn and subsequently Meadville is to be wound up pursuant to the Withdrawal Proposal and the Winding-up Proposal, Meadville has applied for and the Stock Exchange has granted, a waiver from strict compliance with the requirement to include a separate statement containing a discussion and analysis of the Remaining Meadville Group’s performance and the material factors underlying its results and financial position under Listing Rule 14.68(3).

-VIII-4-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
MANAGEMENT DISCUSSION AND ANALYSIS FOR FINANCIAL YEAR ENDED 31 DECEMBER 2008
Capital structure, liquidity and financial resources
     For the year ended 31 December 2008, Meadville Group financed its liquidity requirements by cash generated from operations and bank borrowings.
     As at 31 December 2008, Meadville Group’s consolidated current assets increased to approximately HK$2,700 million (2007: HK$2,558 million) whereas Meadville Group’s consolidated current liabilities maintained at approximately HK$2,543 million (2007: HK$2,595 million). Current ratio improved to 1.06 (2007: 0.99).
     As at 31 December 2008, total bank borrowings increased to approximately HK$3,636 million (2007: HK$2,699 million) whereas total cash and bank balances increased to approximately HK$890 million (2007: HK$418 million). The increase in bank borrowings was mainly used to finance the purchase of property, plant and equipment totalling approximately HK$1,409 million for ongoing expansion and upgrading of the production facilities of Meadville Group. Total equity increased to approximately HK$3,204 million (2007: HK$2,823 million). Gearing ratio (expressed as total net borrowings over total equity) increased to 0.86 (2007: 0.81).
     In July 2008, Meadville Group entered into a facility agreement with a syndicate of banks to secure this facility at an aggregate of US$170 million (equivalent to approximately HK$1,318 million) for a period of four years. This facility was for the purpose of financing Meadville Group’s future capacity expansion and general corporate funding requirements, including replacement of certain shorter-term facilities. With this facility, Meadville Group’s liquidity position would be enhanced as less than 27% of this facility would be due by 2011 while the balance would be due in 2012. Meadville Group was able to obtain an interest rate of LIBOR plus 0.9% per annum for this facility. As at 31 December 2008, Meadville Group had total banking facilities, comprising primarily bank loans and bilaterals, amounting to approximately HK$6,616 million of which approximately HK$2,278 million was not yet utilised.
     Meadville Group adopted prudent financial management policy. In the last quarter of 2008, Meadville Group entered into certain simple interest rate swap contracts to hedge certain of Meadville Group’s bank loans amounting to US$100 million (equivalent to approximately HK$775 million) with fixed interest rates. The fair values of these interest rate swap contracts, amounting to approximately HK$25 million, was recognised as derivative financial instruments under liabilities as at 31 December 2008.
     In view of the slow-down of the global economy, Meadville Group anticipated that it was unlikely that India plant investment would start in the near term, say in 2009 or 2010. Meadville Group had decided to revise down the projections of the India and Suzhou operations for the next four years, allowing Meadville to reduce the financial liabilities pertaining to the fair value of the put option of this acquisition by about HK$129 million in 2008. For the same reason, Meadville Group’s goodwill pertaining to this acquisition had also been reduced by the same amount while the credit difference arisen after set off against Meadville Group’s relevant goodwill available as at 31 December 2008 was dealt with in Meadville Group’s consolidated income statement for the year.

-VIII-5-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     In order to enhance shareholders’ value of Meadville Group, Meadville repurchased approximately 36 million shares which accounted for about 1.8% of the Company’s total issued shares in the second half of 2008. Total amounts incurred for the share repurchases were approximately HK$70 million.
     In view of Meadville Group’s current level of cash and bank balances, funds generated internally from operations and the unutilised banking facilities available, the Meadville Board was confident that Meadville Group would have sufficient resources to meet its foreseeable capital expenditures and debt repayment requirements.
Charges on group assets
     Meadville Group’s assets were free from charge as at 31 December 2008.
Capital commitment and contingent liabilities
     As at 31 December 2008, Meadville Group had outstanding capital commitments in respect of purchases of property, plant and equipment of approximately HK$358 million (2007: HK$782 million). In addition, Meadville Group had commitments in respect of injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$655 million (2007: HK$809 million), of which approximately HK$469 million would be due within 2009. Such injection of capital would be mainly used to pay for the purchase of property, plant and equipment and operating expenses. These capital commitments would be financed by Meadville Group’s internal resources.
     Meadville Group had no material contingent liabilities as at 31 December 2008.
Staff and remuneration policy
     As at 31 December 2008, Meadville Group had a total of 10,202 employees (2007: 11,653). The number of employees had dropped from a peak of 13,349 in September 2008. This was primarily due to the retrenchment actions as a result of the temporary shut down of the GME and MAS plants following the sudden global economic slow down after Lehman Brothers’ bankruptcy. These actions allowed Meadville Group to lower its variable and fixed overhead and to retain a higher level of production capacity utilisation for the remaining plants of Meadville Group.
     Meadville Group’s staff costs, excluding the non-cash share award expenses, increased by 28.2% to approximately HK$787 million for the year ended 31 December 2008 (2007: HK$614 million), out of which approximately HK$18 million was redundancy costs attributed by various retrenchment actions. Effective from November 2008, the staff costs were slightly lowered by salary cuts of 10%, 5% and 2.5% for directors, indirect staff and direct employees respectively for all high cost regions such as Hong Kong and overseas regions, but excluding mainland China.

-VIII-6-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     Meadville Group remunerates its employees based on their performance, work experience and the prevailing market compensation packages. Salaries of employees are maintained at competitive level while bonuses are granted by reference to the performance of Meadville Group, individual plant operations and individual employees.
     Meadville approved and adopted a share option scheme on 12 January 2007 for the purposes of providing a longer term incentive and reward to eligible participants who have contributed to the success of Meadville Group. In view that a total of 134.8 million shares in the capital of Meadville were granted to the employees by a substantial shareholder during the initial public offering in 2007, Meadville Group considered there was no need to grant any share options to employees under this share option scheme in the foreseeable future.
Foreign exchange fluctuation exposures and hedges
     Meadville Group operates principally in Hong Kong and mainland China, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to U.S. Dollar and RMB. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Meadville Group attempts to minimise its foreign exchange risk exposure through matching its operating costs and borrowings against its receivables on sales. Nevertheless, Meadville Group is still exposed to relevant foreign exchange risk in respect of RMB and U.S. Dollar exchange rate fluctuations such that Meadville Group’s profit margin might be impacted accordingly. In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the mainland China government.
Material acquisition and disposal of subsidiary and associated company
     Meadville Group had no material acquisition or disposal of subsidiaries and associated companies during the year ended 31 December 2008.
Segment information
     Details of segmental information are set out in Note 5 to the financial information of the Meadville Group which is set out in the Appendix VI to this Circular.
MANAGEMENT DISCUSSION AND ANALYSIS FOR FINANCIAL YEAR ENDED 31 DECEMBER 2007
Capital structure, liquidity and financial resources
     For the year ended 31 December 2007, Meadville Group financed its liquidity requirements by a combination of new capital raised through the Listing on 2 February 2007, bank borrowings and cash generated by operations. Meadville Group’s liquidity position had improved after taking in the net Listing proceeds of approximately HK$1,046 million. As disclosed in the prospectus of Meadville dated 22 January 2007, the net proceeds derived from the Listing had been used for financing the

-VIII-7-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
ongoing expansion and upgrading of our production facilities in 2007 and 2008. As at 31 December 2007, Meadville Group’s consolidated current assets increased by 39.9% to approximately HK$2,558 million (2006: HK$1,829 million) whereas Meadville Group’s consolidated current liabilities maintained at approximately HK$2,595 million (2006: HK$2,737 million). Although the current ratio improved to 0.99 (2006: 0.67) and the gearing ratio (expressed as total net borrowings over total equity) reduced to 0.81 (2006: 1.67), both ratios were negatively impacted by the acquisition of a majority equity interest of the PCB manufacturing business and certain equipment from Aspocomp Group Oyj and its subsidiary on 30 November 2007 (collectively, “ASPA Acquisition”). Meadville Group’s current ratio was below one as we had financed part of the ASPA Acquisition by short-term borrowings. However, Meadville Group was already in the process of converting these short-term borrowings to long-term borrowings in the first quarter of 2008.
     As at 31 December 2007, Meadville Group’s total bank borrowings increased by 52% to approximately HK$2,699 million (2006: HK$1,775 million), whereas total cash and bank balances increased to approximately HK$418 million (2006: HK$211 million). The substantial increase in bank borrowings was mainly due to the ASPA Acquisition amounting to approximately HK$708 million.
     Despite the increase in financial leverage in support of the acquisition, the directors considered that the financial leverage situation in 2007 was still manageable. Total banking facilities (comprising primarily bank loans and overdrafts) amounted to approximately HK$5,593 million of which approximately HK$2,435 million was unutilised as at 31 December 2007.
Charges on group assets
     Meadville Group’s assets were free from charge as at 31 December 2007.
Capital commitment and contingent liabilities
     As at 31 December 2007, Meadville Group had outstanding capital commitment in respect of purchases of property, plant and equipment of approximately HK$782 million (2006: HK$278 million). In addition, Meadville Group had commitment in respect of injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$809 million (2006: HK$434 million). Such injection of capital would be used to pay for the purchase of property, plant and equipment as stated above. These capital commitments would be financed by internal resources and bank borrowings.
     Meadville Group had no material contingent liabilities as at 31 December 2007.
Staff and remuneration policy
     As at 31 December 2007, Meadville Group had a total of 11,653 employees (2006: 7,977) of which 950 employees were added as a result of ASPA Acquisition on 30 November 2007. Other than

-VIII-8-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
ASPA Acquisition, the increase in the number of headcounts was mainly due to the ongoing production capacity expansion of our manufacturing plants in Dongguan and Shanghai, and the set up of the two new plants in Guangzhou. Staff costs, excluding the share award expenses, increased by 46.5% to approximately HK$614 million for the year ended 31 December 2007 (2006: HK$419 million).
     Meadville Group remunerates its employees based on their performance, work experience and the prevailing market compensation packages. Salaries of employees are maintained at competitive level and bonuses are granted by reference to the performance of Meadville Group and individual employees.
     Upon the Listing in February 2007, Su Sih had granted award shares to the employees of Meadville Group and a consultant to Su Sih in appreciation of their contributions to the growth of Meadville Group and to incentivize them. Share award expenses, totalling approximately HK$255 million, were charged to the consolidated income statement but such expenses had no impact on Meadville Group’s cash flow and net asset value as the corresponding amount was credited to Meadville Group’s employee share-based compensation reserve account.
     Meadville Group approved and adopted a share option scheme on 12 January 2007 for the purposes of providing a longer term incentives and rewards to eligible participants who have contributed to the success of our operations. In view of the award shares granted by the controlling shareholder, there was no immediate need or urgency to grant share options under the scheme.
Foreign exchange fluctuation exposures and hedges
     Meadville Group operates principally in Hong Kong and mainland China, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar and RMB. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Meadville Group attempts to minimise its foreign exchange risk exposure through matching its operating costs and borrowings against its receivables on sales. In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the China government.
Material acquisition and disposal of subsidiary and associated company
     A joint venture agreement was signed with Hitachi Chemical Co., Ltd. (“Hitachi”) in April 2007 by which Hitachi acquired 6.29% equity interest in one of our investment holding company, Mica-Ava (No.3) Limited, at a consideration of HK$14.7 million.
     In November 2007, Meadville Group acquired a majority interest of the PCB business and certain equipment from Aspocomp at a consideration of approximately HK$708 million. Through the ASPA Acquisition, Meadville Group could get immediate access to the sales network in Northern Europe and to certain top-tier customers in the telecommunication industry in Northern Europe; and Meadville Group could also increase its HDI PCB production capacity with the newly acquired plant in Suzhou in the ASPA Acquisition. In addition, the strategic alliance with Aspocomp would further strengthen Meadville Group’s research and development in HDI PCB and various PCB manufacturing processes.

-VIII-9-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     Except as disclosed above, Meadville Group had no material acquisition or disposal of subsidiaries and associated companies during the year ended 31 December 2007.
Segmental information
     Details of segmental information are set out in Note 5 to the financial information of the Meadville Group which is set out in the Appendix VI to this Circular.
MANAGEMENT DISCUSSION AND ANALYSIS FOR FINANCIAL YEAR ENDED 31 DECEMBER 2006
Capital structure, liquidity and financial resources
     For the year ended 31 December 2006, Meadville Group financed its liquidity requirements through a combination of cash flow as generated from operations, bank overdrafts and bank loans.
     As at 31 December 2006, Meadville Group was at its final stage of reorganisation (the “Reorganisation”) in preparation for its listing on The Stock Exchange of Hong Kong Limited (the “Listing”) on 2 February 2007. Meadville Group’s liquidity position had improved after taking in the net Listing proceeds, totalling approximately HK$1,046 million in February 2007.
     As at 31 December 2006, Meadville Group’s net current liabilities and current ratio stood at approximately HK$908.3 million and 0.67 respectively. Net gearing ratio (total net borrowings as a percentage of total equity) was 1.67 in 2006. The increase in net current liabilities position was primarily due to the HK$700 million payable to Photomask (HK) Limited (“PHKL”), the former holding company of Meadville Group, being part of the consideration in acquiring Meadville Group’s PCB and laminate businesses from PHKL on Reorganisation. Settlement of the HK$700 million had been financed mainly by drawing down short term loan of HK$140 million and long term loan of HK$550 million in January 2007 prior to Listing.
     For indicative purposes, Meadville Group had computed certain key ratios as if Meadville Group had taken in the net Listing proceeds of HK$1,046 million and paid out the Reorganisation cost of HK$700 million at the year end. If Meadville Group had taken in the net Listing proceeds of HK$1,046 million and paid out the Reorganisation cost of HK$700 million at the year end, the current ratio would have improved to 1.32, the gearing ratio would be 0.61 and the total equity would be improved from approximately HK$937.7 million to approximately HK$1,983.7 million.
     Increased current assets had been primarily financed by higher creditors and accruals as well as borrowings as at 31 December 2006 which increased by 33% and 19% over 2005 respectively to approximately HK$800.0 million and approximately HK$1,026.2 million respectively (2005: HK$600.4 million and HK$863.3 million respectively).
     Increase of Meadville Group’s total borrowings, including bank overdrafts and loans as at 31 December 2006 by 27.2% over 2005 to approximately HK$1,775.3 million, was mainly due to the expansion of Meadville Group’s production facilities during the year under review.

-VIII-10-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     Our banking facilities, comprising primarily bank loans and overdrafts, amounted to approximately HK$3,399.1 million as at 31 December 2006, out of which approximately HK$1,531.1 million was unutilised.
     As at 31 December 2006, Meadville Group’s cash and bank balances increased to approximately HK$211.2 million from approximately HK$174.3 million in 2005.
Charges on group assets
     Meadville Group’s assets were free from charge as at 31 December 2006.
Capital commitment and contingent liabilities
     As at 31 December 2006, Meadville Group had capital commitment in respect of purchases of property, plant and equipment of approximately HK$278.3 million, and in respect of additional capital in certain subsidiaries of approximately HK$433.7 million.
     During the years ended 31 December 2006, Meadville Group spent approximately HK$685.2 million for on-going expansion and upgrading of our production facilities.
     Meadville Group had no material contingent liabilities as at 31 December 2006.
Staff and remuneration policy
     As at 31 December 2006, Meadville Group had a total of 7,977 employees. Staff costs for the year ended 31 December 2006 was approximately HK$419.1 million. Meadville Group remunerates its employees based on their performance and work experience and the prevailing market rates. Salaries of employees are maintained at competitive levels while bonuses are granted by reference to the performance of Meadville Group and individual employees.
     Meadville Group approved and adopted a share option scheme on 12 January 2007. No share option was granted in 2007.
Foreign exchange fluctuation exposures and hedges
     Meadville Group operates principally in Hong Kong and mainland China, and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar and RMB. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Meadville Group attempts to minimise its foreign exchange risk exposure through payment of operating costs and maintenance of borrowings at a balanced mix of major currencies.
     In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the China government.

-VIII-11-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
Material acquisition and disposal of subsidiary and associated company
     Meadville Group had no material acquisition and disposal of subsidiary during the year. However we incurred a one-time loss of approximately HK$52.2 million in the year ended 31 December 2006, due to a reduction in our share of net asset value in GSST. As at 31 December 2005, the historical cost of our GSST shares totalled approximately HK$70.1 million. These shares were restricted and could not be freely traded on the public market. However, on 19 January 2006, GSST approved the conversion of all restricted shares to unrestricted shares at a conversion price of 3.3 shares to the shareholders for every 10 unrestricted shares. Accordingly, the number of shares and percentage of equity held by us decreased from 165,305,000 shares to 141,525,000 shares, and from approximately 25.91% to 22.18%, respectively and such shares have become gradually tradable effective from 9 March 2007. Pursuant to this share reform, Meadville Group’s share of net asset value in GSST had decreased by an amount of approximately HK$52.2 million and was charged to the consolidated income statement.
Segmental information
     Details of segmental information are set out in Note 5 to the financial information of the Meadville Group which is set out in the Appendix VI to this Circular.
REVIEW OF OPERATING RESULTS FOR FINANCIAL YEAR ENDED 31 DECEMBER 2008 COMPARED TO FINANCIAL YEAR ENDED 31 DECEMBER 2007
Revenue and gross profit
     Meadville Group’s revenue grew by 25.3% to approximately HK$5,626 million in 2008 (2007: HK$4,490 million). The increase in revenue was primarily due to: (a) the growing demand for high technology PCBs due to continued infrastructure spending in the mainland China; (b) the mainland China government’s policies which provided incentives to encourage local and overseas investments focusing on the research, development and production of high technology electronic products, which increased demand for high technology PCBs; and (c) the continued outsourcing of high technology PCB production into China from the U.S., Europe and Japan, which contributed to the PCB Business increasing its average selling price to approximately US$27 (equivalent to approximately HK$209) per square foot of PCB in the year ended 31 December 2008, compared with a blended average selling price of approximately US$25 (equivalent to approximately HK$194) per square foot in the year ended 31 December 2007.
     Meadville Group’s gross profit increased to approximately HK$1,080 million (2007: HK$1,060 million). Meadville Group’s gross profit margin declined to 19.2% (2007: 23.6%). The decline in Meadville Group’s gross profit margin was mainly due to the initial start-up operating losses (excluding redundancy costs) of the two new plants in Guangzhou (ie, GME and MAGL), totalling approximately HK$99 million (2007: HK$28 million) as a result of their relatively low output. Out of

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APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
these initial start-up losses, approximately HK$45 million (2007: nil) was attributable to cost of sales. Other factors attributable to Meadville Group’s gross profit margin decline included the surge in raw material costs, RMB appreciation, as well as higher energy and labour costs resulting from the general high inflation during the first nine months of 2008.
Other income
     Meadville Group’s other income sustained at approximately HK$172 million in 2008 (2007: HK$177 million) comprising mainly of sales of scrap amounting to approximately HK$168 million (2007: HK$130 million). Meadville Group’s other income as a percentage of revenue decreased to 3.1% in 2008 (2007: 3.9%) primarily attributable to the investment tax credits as a result of re-investment of dividend income from subsidiaries and associated companies in mainland China, amounting to approximately HK$34 million recorded in 2007. There was no such tax credits in 2008 due to the change in tax incentive policies in mainland China.
Operating profit
     Meadville Group’s operating profit for 2008 grew by 36.6% to approximately HK$679 million (2007: HK$497 million) and operating profit margin sustained at 12.1% (2007: 11.1%). Meadville Group’s non-cash share award expenses for 2008 were approximately HK$12 million (2007: HK$255 million) which were approximately HK$5 million less than the amount of approximately HK$17 million as disclosed in previous annual reports due to the return of approximately 4.8 million shares (which were subject to return condition) to Total Glory Holdings Limited as a result of employee turnover during 2008, and the relevant non-cash share award expenses of approximately HK$5 million (2007: nil) were credited to Meadville Group’s consolidated income statement for the year. The non-cash share award expenses had no impact on Meadville Group’s cash flow and net asset value as the corresponding amounts were credited to Meadville Group’s employee share-based compensation reserve account.
     Excluding share award expenses, Meadville Group’s operating performance in 2008 was negatively impacted by the lower gross profit margin as explained above, the higher selling and distribution expenses, and the higher general and administrative expenses as a result of the start up losses (excluding redundancy costs) incurred for the two new plants in Guangzhou (ie, MAGL and GME), totalling approximately HK$59 million (2007: HK$27 million) as well as various retrenchment costs of approximately HK$22 million due to the sudden change in global economic conditions. By excluding the non-cash share award expenses, Meadville Group’s operating profit would have been approximately HK$691 million in 2008 (2007: HK$752 million), and Meadville Group’s operating profit margin would have been 12.3% in 2008 (2007: 16.7%).
     Despite the higher selling and distribution expenses, and the higher general and administrative costs incurred by the two new plants at the initial start-up stage together with the retrenchment costs, Meadville Group’s selling and distribution expenses as a percentage of Meadville Group’s revenue sustained at 5.0% in 2008 (2007: 5.3%) whereas the general and administrative expenses as a percentage of Meadville Group’s revenue decreased to 5.0% (2007: 5.5%) which was primarily due to the exchange gain for the year as a result of the appreciation of RMB in 2008.

-VIII-13-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
Interest income and finance costs
     Meadville Group’s interest income decreased to approximately HK$5 million in 2008 (2007: HK$27 million). In 2007, Meadville Group’s interest income was mainly earned from the subscription funds during Meadville Group’s listing period and higher bank balances after taking in the net listing proceeds in February 2007. Meadville Group’s finance costs, after capitalisation of approximately HK$25 million to qualifying assets, increased to approximately HK$132 million in 2008 (2007: HK$110 million). The increase in finance costs was primarily due to higher level of Meadville Group’s bank borrowings as explained before.
Share of net profit of associated companies
     Meadville Group’s share of net profit of associated companies decreased significantly to approximately HK$34 million in 2008 (2007: HK$108 million). This was due to substantial drop in operational performance of Meadville Group’s associates, GSST and SSST as a result of the drastic economic slowdown in the last quarter of 2008.
Income tax expense
     Meadville Group’s income tax expense increased to approximately HK$77 million in 2008 (2007: HK$72 million). Meadville Group’s income tax expense as a percentage of Meadville Group’s taxable profit (profit before income tax less share of profit of associated companies plus non-cash share award expenses) increased to 13.7% in 2008 (2007: 10.8%) which was mainly due to overall increase in corporate income tax rates pursuant to the new Corporate Income Tax Law in mainland China which had become effective since 1 January 2008, and the expiration of certain tax incentives enjoyed by one of our major PCB manufacturing plants in mainland China.
Profit for the year
     Meadville Group’s profit for the year increased to approximately HK$509 million in 2008 (2007: HK$451 million). Meadville Group’s profit margin declined to 9.0% (2007: 10.0%). By excluding the non-cash share award expenses, Meadville Group’s profit for the year would have been approximately HK$520 million (2007: HK$705 million), and Meadville Group’s profit margin would have been 9.2% in 2008 (2007: 15.7%).
     By excluding the non-operating expenses such as: (a) non-cash share award expenses; (b) the first year operation losses of the two new plants in Guangzhou; (c) the one-time charges in relation to the rationalisation in operations; (d) the interest income from the proceeds of the Company’s initial public offering; (e) the share of net profit of associated companies; and (f) the investment tax credit as explained above, Meadville Group’s revenue and profit would have been approximately HK$5,484 million and HK$608 million respectively in 2008 (2007: HK$4,490 million and HK$577 million respectively) while the profit margin would have been 11.1% in 2008 (2007: 12.8%).

-VIII-14-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
REVIEW OF OPERATING RESULTS FOR FINANCIAL YEAR ENDED 31 DECEMBER 2007 COMPARED TO FINANCIAL YEAR ENDED 31 DECEMBER 2006
Revenue and gross profit
     Meadville Group’s revenue grew by 43.0% to approximately HK$4,490 million in 2007 (2006: HK$3,140 million). The increase in revenue in 2007 was primarily due to: (a) an increase in global demand for high-end PCBs with applications in telecommunication infrastructure, mobile handsets and other related end products, and the growth in revenue from high value-added business from multinational original equipment manufacturers; and (b) China’s continuous infrastructure spending in preparation for the 2008 Olympic Games in Beijing, together with the growing Chinese economy giving rise to increased demand in both infrastructure and high technology end products in the telecommunications sector. Percentage of total revenue generated from sales to the telecommunication sector increased to 50.8% in the year ended 31 December 2007 from 43.6% in the year ended 31 December 2006. The average layer count and blended average sale prices also increased to 7.5 layers and approximately US$25 (equivalent to approximately HK$194) per square foot in the year ended 31 December 2007, from 7.3 layers and approximately US$23 (equivalent to approximately HK$178) per square foot in the year ended 31 December 2006.
     Gross profit increased by 62.1% to approximately HK$1,060 million (2006: HK$654 million). The increase in gross profit was mainly due to increased proportion of sales of higher layer, higher margin products and the effect of better economies of scales. Gross profit margin expanded to 23.6% in 2007 (2006: 20.8%).
Other income
     Other income increased by 82.3% to approximately HK$177 million in 2007 (2006: HK$97 million). Other income as percentage to revenue increased to 3.9% in 2007 (2006: 3.1%). This increase was primarily due to higher scrap sales of approximately HK$130 million in 2007 (2006: HK$65 million) as attributed to higher PCB production volume and increased copper and gold scrap resale unit prices.
Operating profit
     Operating profit sustained at approximately HK$497 million (2006: HK$470 million) and operating profit margin decreased to 11.1% (2006: 15.0%). The decrease in the operating profit margin was mainly due to the inclusion of the non-cash share award expenses, totalling approximately HK$255 million. These share award expenses had no impact on Meadville Group’s cash flow and net asset value, as the corresponding amount was credited to Meadville Group’s employee share-based compensation reserve account. If excluding the non-cash share award expenses, the operating profit would have reached approximately HK$752 million in 2007 (2006: HK$470 million). Operating profit margin would have been improved to 16.7% in 2007 (2006: 15.0%).

-VIII-15-

APPENDIX VIII	ADDITIONAL FINANCIAL INFORMATION ABOUT THE MEADVILLE GROUP
     Selling and distribution expenses as percentage of Meadville Group’s revenue increased to 5.3% in 2007 (2006: 4.0%) which was due to a mix of higher market development expenses, freight and shipping costs plus higher PCB assembly cost charges on sales returns of higher value-added PCBs.
     General and administrative expenses as percentage of Meadville Group’s revenue increased to 5.5% in 2007 (2006: 4.9%) which was mainly due to pre-operating expenses of the two new plants in Guangzhou amounting to HK$27 million.
Interest income and finance costs
     Interest income increased to approximately HK$27 million was mainly due to interest income earned on the subscription fund during the Listing period and higher cash balances after taking in the net Listing proceeds in February 2007. Finance costs increased by 24.5% to approximately HK$110 million in 2007 (2006: HK$88 million) was primarily due to higher bank borrowings as explained above.
Share of net profit of associated companies
     Share of net profit of associated companies increased by 10.2% to approximately HK$108 million in 2007 (2006: HK$98 million) was primarily due to increase in net profits of GSST and SSST.
Income tax expense
     Income tax expense increased to approximately HK$72 million in 2007 (2006: HK$49 million). Income tax expense as percentage of Meadville Group’s taxable profit (profit before income tax less share of profit of associated companies plus non-cash share award expenses) decreased to 10.8% in 2007 (2006: 12.6% where Meadville Group’s taxable profit was profit before income tax less share of profit of associated companies plus loss on share reform of an associated company) due to more profits contributed by operations which were still under tax incentives.
Profit for the year
     Profit for the year increased to approximately HK$451 million in 2007 (2006: HK$385 million). Profit margin dropped to 10.0% (2006: 12.3%). However if excluding the non-cash share award expenses, profit for the year would have increased by 61.3% to approximately HK$705 million (2006: HK$437 million after excluding the non-recurring and one-time loss on share reform of GSST shares of HK$52 million), and profit margin would have been improved to 15.7% in 2007 (2006: 13.9% if excluding the loss on share reform of GSST shares).

-VIII-16-

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
INTRODUCTION
     Pursuant to Listing Rule 14.69(4)(a)(i), the reporting accountants of Meadville are required to prepare an accountants’ report on TTM (“TTM Accountants’ Report”) in accordance with Chapter 4 of the Listing Rules, using accounting policies which should be materially consistent with those of Meadville, being HKFRS.
     Meadville applied for a waiver from strict compliance with Rule 14.69(4)(a)(i) for the following major reasons:
1.	TTM is listed on NASDAQ and is subject to the regulations of the SEC. The financial statements of the TTM Group have been and are expected to continue to be prepared in accordance with U.S. GAAP. If the TTM Accountants’ Reports is to be prepared in accordance with HKFRS, it could cause confusion and uncertainty when there are two different sets of TTM’s financial reports for the same financial periods being made available to the shareholders and potential investors of TTM.

2.	TTM is liable, under U.S. securities laws, for all information it discloses to U.S. investors. The requirement to prepare the TTM Accountants’ Report under HKFRS would expose TTM to potential liabilities under applicable U.S. securities laws.

3.	Meadville will despatch the U.S. Prospectus, which includes the financial reports of TTM prepared in U.S. GAAP in accordance with U.S. securities law, to its shareholders together with this Circular. The TTM Accountants’ Report should be prepared under a consistent financial reporting standard to avoid causing confusion and uncertainty to the shareholders of Meadville.

4.	Meadville believes that the alternative disclosure in Appendix IX will provide a similar level of disclosure required of an accountants’ report under Listing Rule 14.69(4)(a)(i), which contains the following:
(a)	audited consolidated financial statements of TTM as of and for the years ended 31 December 2006, 2007 and 2008 prepared in accordance with U.S. GAAP, with a line-by-line reconciliation of the balance sheets and income statements as of and for the years ended 31 December 2007 and 2008 from U.S. GAAP to IFRS and audited footnotes providing a qualitative explanation (on an individual basis) of the adjustments from U.S. GAAP to IFRS (“Audited Financial Statements”);

(b)	KPMG LLP’s audit opinion on the Audited Financial Statements based on their audits performed in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”);

(c)	unaudited consolidated condensed financial statements of TTM as of 28 September 2009 and for the nine-months ended 29 September 2008 and 28 September 2009 prepared in accordance with U.S. GAAP, with a line-by-line reconciliation of the balance sheet as of 28 September 2009 and income statements for the nine-months

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
ended 29 September 2008 and 28 September 2009 from U.S. GAAP to IFRS and unaudited footnotes providing a qualitative explanation (on an individual basis) of the adjustments from U.S. GAAP to IFRS (“Unaudited Financial Statements”); and

(d)	KPMG LLP’s review report on the Unaudited Financial Statements based on their review performed in accordance with PCAOB standards.
     Additionally, unaudited summary financial information of the TTM Group for the fourth quarter of 2009 and for the full year ending 31 December 2009 is set out in the press release of TTM dated 4 February 2010, which is reproduced under the section headed “Earnings Release dated 4 February 2010” in Appendix II of this Circular.
     Although the line-by-line reconciliations included in the Audited Financial Statements and Unaudited Financial Statements (“IFRS Reconciliations”) are prepared from U.S. GAAP to IFRS instead of HKFRS, in an Information Paper published in June 2006 entitled “Setting Hong Kong Financial Reporting Standards”, the Hong Kong Institute of Certified Public Accountants stated that HKFRS were fully converged with IFRS with effect from 1 January 2005. Therefore, TTM believes that the IFRS Reconciliations provide sufficient and appropriate financial information of the TTM Group. Additionally, based on review of TTM’s and Meadville’s stated accounting policies as contained in their most recently issued audited financial statements, TTM has concluded that excluding accounting policy differences arising from differences between U.S. GAAP and IFRS, which differences have been identified in the IFRS Reconciliations, there are no differences in accounting policies that would have a material impact on the financial statements. The similarity in the business operations and product revenue recognition for the two companies has created consistency in the accounting policies.
     Based on the review of the accounting policies set out in TTM’s published audited financial statements for the year ended 31 December 2008 and the accounting policies set out in Meadville’s published audited financial statements for the year ended 31 December 2008, the Meadville Board confirms, apart from the U.S. GAAP and IFRS differences which are quantified and explained in the reconciliation to IFRS footnote to the U.S. GAAP Financial Information of the TTM Group set out in Appendix IX of this Circular, it is not aware of any material differences between the accounting policies of TTM and Meadville.
     The Audited Financial Statements do not contain a reconciliation from U.S. GAAP to IFRS for the year ended 31 December 2006. TTM acquired certain assets from Tyco Printed Circuit Group (“Tyco”) in 2006, and for the year ended 31 December 2006, under a short-term shared service arrangement, Tyco systems were used to prepare many of the financial reports in respect of those assets and operations acquired by TTM used to provide the appropriate books and records to prepare financial statements under U.S. GAAP for the period. TTM no longer has access to the Tyco systems and detailed records necessary to perform a reconciliation from U.S. GAAP to IFRS as of and for the year ended 31 December 2006. Therefore, a reconciliation was not prepared for the year ended 31 December 2006.
     The Exchange has granted Meadville a waiver from strict compliance with the requirements of Listing Rule 14.69(4)(a)(i).

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The following is the text of a report received from the reporting accountants of TTM, KPMG LLP, Certified Public Accountants in the U.S., for the purpose of incorporation in this Circular.
Report of Independent Registered Public Accounting Firm
The Board of Directors
TTM Technologies, Inc.:
     We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. and subsidiaries (the Company) as of December 31, 2008, 2007, and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, 2007, and 2006, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, “Accounting for Uncertainty in Income Taxes”. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company adopted FASB Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” and the consolidated financial statements have been adjusted for the retrospective application of this standard.

/s/ KPMG LLP

Salt Lake City, Utah
United States of America
March 13, 2009, except for the section entitled “Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements” in Note 2 as to which the date is December 14, 2009, and Note 20 entitled “Reconciliation to International Financial Reporting Standards” as to which the date is February 4, 2010.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Balance Sheets
(In U.S. Dollars and in thousands, except per share data)

	As of December 31,
	2008	2007	2006
	As Adjusted
	Note 2
ASSETS
Current assets:
Cash and cash equivalents	$148,465	$18,681	$59,660
Short-term investments	3,657	—	10,996
Accounts receivable, net of allowances of $4,911 in 2008, $5,704 in 2007 and $7,201 in 2006	115,232	118,581	125,435
Inventories	71,011	65,675	67,020
Prepaid expenses and other current assets	2,581	3,665	3,924
Income taxes receivable	3,432	2,237	717
Asset held for sale	3,250	5,000	—
Deferred income taxes	5,502	6,097	3,996

Total current assets	353,130	219,936	271,748

Property, plant and equipment, net	114,931	123,647	150,837
Debt issuance costs, net	4,044	2,195	5,711
Deferred income taxes	34,329	—	2,685
Goodwill	14,149	130,126	115,627
Definite-lived intangibles, net	18,330	22,128	26,235
Deposits and other non-current assets	1,327	766	855

	$540,240	$498,798	$573,698

See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Balance Sheets (continued)
(In U.S. Dollars and in thousands, except per share data)

	As of December 31,
	2008	2007	2006
	As Adjusted
	Note 2
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$48,750	$53,632	$49,276
Accrued salaries, wages and benefits	21,596	21,601	24,189
Current portion long-term debt	—	40,000	60,705
Other accrued expenses	2,422	5,864	10,173

Total current liabilities	72,768	121,097	144,343

Convertible senior notes	134,914	—	—
Long-term debt, less current portion	—	45,000	140,000
Deferred income taxes	—	1,688	—
Other long-term liabilities	2,522	2,419	2,040

Total long-term liabilities	137,436	49,107	142,040

Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, $0.001 par value; 100,000 shares authorized, 42,811, 42,380 and 42,093 shares issued and outstanding in 2008, 2007 and 2006, respectively	43	42	42
Additional paid-in capital	209,401	173,365	167,850
Retained earnings	117,426	154,337	119,316
Accumulated other comprehensive income	3,166	850	107

Total stockholders’ equity	330,036	328,594	287,315

	$540,240	$498,798	$573,698

See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Operations
(In U.S. Dollars and in thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006
	As Adjusted
	Note 2
Net sales	$680,981	$669,458	$369,316
Cost of goods sold	543,993	539,289	276,168

Gross profit	136,988	130,169	93,148

Operating expenses:
Selling and marketing	30,436	29,835	16,473
General and administrative	33,003	32,628	19,656
Amortization of definite-lived intangibles	3,799	4,126	1,786
Impairment of goodwill and long-lived assets	123,322	—	—
Metal reclamation	(3,700)	—	—
Restructuring charges	—	—	199

Total operating expenses	186,860	66,589	38,114

Operating (loss) income	(49,872)	63,580	55,034

Other income (expense):
Interest expense	(11,065)	(13,828)	(3,394)
Interest income	1,370	1,379	4,419
Other, net	(1,804)	137	43

Total other (expense) income, net	(11,499)	(12,312)	1,068

(Loss) income before income taxes	(61,371)	51,268	56,102
Income tax benefit (provision)	24,460	(16,585)	(21,063)

Net (loss) income	$(36,911)	$34,683	$35,039

Basic (loss) earnings per share	$(0.86)	$0.82	$0.84

Diluted (loss) earnings per share	$(0.86)	$0.81	$0.83

See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
For the Years Ended December 31, 2008, 2007 and 2006
(In U.S. Dollars and in thousands)
(As Adjusted, Note 2)

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive		Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total	Income (Loss)
Balance, December 31, 2005	41,311	$41	$159,634	$84,277	$—	$243,952
Comprehensive income
Net income	—	—	—	35,039	—	35,039	$35,039
Other comprehensive income, net of tax:
Foreign currency translation adjustment, net of tax of $63	—	—	—	—	—	—	107

Other comprehensive income	—	—	—	—	107	107	107

Comprehensive income	—	—	—	—	—	—	$35,146

Exercise of common stock options	782	1	4,956	—	—	4,957
Income tax benefit from options exercised	—	—	1,707	—	—	1,707
Stock-based compensation	—	—	1,553	—	—	1,553

Balance, December 31, 2006	42,093	42	167,850	119,316	107	287,315
Comprehensive income
Net income	—	—	—	34,683	—	34,683	$34,683
Other comprehensive income, net of tax:
Foreign currency translation adjustment, net of tax of $838	—	—	—	—	—	—	1,378
Unrealized loss on effective cash flow hedges, net of tax benefit of $386	—	—	—	—	—	—	(635)

Other comprehensive income	—	—	—	—	743	743	743

Comprehensive income	—	—	—	—	—	—	$35,426

Cumulative effect of change in accounting principle related to income taxes (FIN 48)	—	—	—	338	—	338
Exercise of common stock options	287	—	1,712	—	—	1,712
Income tax benefit from options exercised	—	—	442	—	—	442
Stock-based compensation	—	—	3,361	—	—	3,361

Balance, December 31, 2007	42,380	42	173,365	154,337	850	328,594
See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) (continued)
For the Years Ended December 31, 2008, 2007 and 2006
(In U.S. Dollars and in thousands)
(As Adjusted, Note 2)

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Retained	Comprehensive		Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total	Income (Loss)
Balance, December 31, 2007	42,380	42	173,365	154,337	850	328,594
Comprehensive income (loss)
Net loss	—	—	—	(36,911)	—	(36,911)	$(36,911)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment, net of tax of $982	—	—	—	—	—	—	1,672
Unrealized loss on effective cash flow hedges, net of tax benefit of $64	—	—	—	—	—	—	(108)
Reclassification for realized losses on cash flow hedges net of tax of $442	—	—	—	—	—	—	752

Other comprehensive income	—	—	—	—	2,316	2,316	2,316

Comprehensive loss	—	—	—	—	—	—	$(34,595)

Convertible senior note embedded conversion option, net of tax of $15,907	—	—	25,680	—	—	25,680
Purchase of convertible note hedge, net of tax of $14,633	—	—	(23,624)	—	—	(23,624)
Issuance of warrants	—	—	26,197	—	—	26,197
Exercise of common stock options	277	1	2,394	—	—	2,395
Income tax benefit from options exercised	—	—	313	—	—	313
Issuance of common stock for restricted stock units	154	—	—	—	—	—
Stock-based compensation	—	—	5,076	—	—	5,076

Balance, December 31, 2008	42,811	$43	$209,401	$117,426	$3,166	$330,036

See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows
(In U.S. Dollars and in thousands)

	For the Year Ended December 31,
	2008	2007	2006
	As Adjusted
	Note 2
Cash flows from operating activities:
Net (loss) income	$(36,911)	$34,683	$35,039
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	21,324	22,804	12,178
Amortization of definite-lived intangible assets	3,917	4,242	1,903
Amortization of debt issuance costs	5,403	3,692	374
Non-cash interest imputed on other long-term liabilities	131	122	25
Income tax benefit from stock options exercised	(210)	(341)	(1,072)
Deferred income taxes	(38,056)	1,831	4,925
Stock-based compensation	5,076	3,361	1,553
Impairment of goodwill and long-lived assets	123,322	—	—
Net loss (gain) on sale of property, plant and equipment	252	84	(48)
Amortization of premiums and discounts on short-term investments, net	—	(4)	(322)
Changes in operating assets and liabilities net of effect of acquired businesses:
Accounts receivable, net	4,547	7,129	(8,704)
Inventories	(4,854)	1,628	(623)
Prepaid expenses and other current assets	1,104	184	(430)
Income taxes receivable	(1,195)	(1,520)	(717)
Accounts payable	(5,695)	2,308	(7,931)
Accrued salaries, wages and benefits and other accrued expenses	(2,523)	(6,219)	(3,366)

Net cash provided by operating activities	75,632	73,984	32,784

Cash flows from investing activities:
Purchase of property, plant and equipment and equipment deposits	(17,789)	(14,040)	(13,949)
Proceeds from sale of property, plant and equipment	165	1,335	214
Redesignation of cash and cash equivalents to short-term investments	(19,522)	—	—
See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows (continued)
(In U.S. Dollars and in thousands)

	For the Year Ended December 31,
	2008	2007	2006
	As Adjusted
	Note 2
Proceeds from the redemption of short-term investments	15,865	—	—
Purchases of held-to-maturity short-term investments	—	—	(40,909)
Proceeds from redemptions of held-to-maturity short-term investments	—	11,000	51,335
Cash paid in business acquisition — net of cash acquired	—	—	(230,920)
Purchase of intangibles	—	—	(350)

Net cash used in investing activities	(21,281)	(1,705)	(234,579)

Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	175,000	—	—
Principal payments on long-term debt	(85,000)	(115,705)	(111)
Proceeds from long-term debt	—	—	200,000
Proceeds from warrants	26,197	—	—
Payment of convertible note hedge	(38,257)	—	—
Excess tax benefit from stock-based compensation	210	341	1,072
Proceeds from exercise of common stock options	2,394	1,712	4,957
Payment of debt issuance costs	(5,751)	(176)	(5,886)
Other financing activities	—	—	(5)

Net cash provided by (used in) financing activities	74,793	(113,828)	200,027

Effect of foreign currency exchange rates on cash and cash equivalents	640	570	170

Net increase (decrease) in cash and cash equivalents	129,784	(40,979)	(1,598)
Cash and cash equivalents at beginning of year	18,681	59,660	61,258

Cash and cash equivalents at end of year	$148,465	$18,681	$59,660

Supplemental cash flow information:
Cash paid for interest	$6,031	$9,346	$2,912
Cash paid, net for income taxes	15,001	15,543	17,310
See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Statements of Cash Flows (continued)
(In U.S. Dollars and in thousands)
Supplemental disclosures of non-cash investing and financing activities:
     At December 31, 2008 and 2007 accrued purchases of equipment totaled $1,470 and $1,557, respectively.
     During 2008 and 2007, the Company recognized an unrealized loss on a derivative instrument of $108 and $635, net of tax, respectively.
     Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48). As a result of the implementation of FIN 48, we recognized a $338 decrease to our liability for unrecognized tax benefits, and a corresponding increase to our January 1, 2007 accumulated retained earnings beginning balance.
     During 2006, the Company purchased certain assets and assumed certain liabilities of Tyco Printed Circuit Group. The total purchase consideration included cash payments of $230,920, which is net of $6,050 of cash acquired and the assumption of liabilities of $69,771 (see Note 3).
See accompanying notes to consolidated financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements
(Dollars and shares in U.S. Dollars and in thousands, except per share data)
(1) Nature of Operations and Basis of Presentation
     TTM Technologies, Inc. (the Company or TTM) is a manufacturer of complex printed circuit boards (PCBs) used in sophisticated electronic equipment and provides backplane and sub-system assembly services for both standard and specialty products in defense and commercial operations. The Company sells to a variety of customers located both within and outside of the United States of America. The Company’s customers include both original equipment manufacturers (OEMs) and electronic manufacturing services (EMS) companies. The Company’s OEM customers often direct a significant portion of their purchases through EMS companies.
     On October 27, 2006, the Company acquired certain assets, assumed certain liabilities and acquired certain equity interests of Tyco Printed Circuit Group LP (PCG) from Tyco International, Ltd. In this transaction, the stock of Tyco Packaging Systems (Shanghai) Co. Ltd. and Tyco Iota, Ltd. were purchased and the acquired assets and assumed liabilities were placed into new, wholly-owned subsidiaries: TTM Printed Circuit Group, Inc., TTM Technologies (Ireland) Ltd., TTM Technologies, (Ireland) EU Ltd., and TTM Technologies, (Switzerland) GmbH (Note 3). TTM Technologies, Inc. and its wholly-owned subsidiaries are collectively referred to as the Company.
(2) Summary of Significant Accounting Policies
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Such estimates include the valuation of sales returns and allowances, short-term investments, accounts receivable, inventories, goodwill, intangible assets and other long-lived assets, self insurance reserves, asset retirement obligations and environmental liabilities, legal contingencies, and assumptions used in the calculation of stock-based compensation and income taxes, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets and recent declines in OEM and EMS spending have increased the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.
Principles of Consolidation
     The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly-owned subsidiaries: Power Circuits, Inc., TTM Advanced Circuits, Inc., TTM Technologies

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
International, Inc., TTM Printed Circuit Group, Inc., TTM Technologies (Shanghai) Co. Ltd. (formerly Tyco Packaging Systems (Shanghai) Co. Ltd.), TTM Iota, Ltd. (formerly Tyco Iota, Ltd.), TTM Technologies (Ireland) Ltd., TTM Technologies (Ireland) EU Ltd., and TTM Technologies (Switzerland) GmbH. All intercompany accounts and transactions have been eliminated in consolidation.
Foreign Currency Translation and Transactions
     The functional currency of the Company’s TTM Technologies (Shanghai) Co. Ltd. subsidiary is the local currency, the Chinese RMB. Accordingly, assets and liabilities are translated into U.S. Dollars using period-end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the period. The resulting translation gains or losses are recorded as a component of accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income (loss). Gains and losses resulting from foreign currency transactions are included in income as a component of other, net in the consolidated statements of operations and totaled $69 loss, $100 gain and $99 loss for the years ended December 31, 2008, 2007 and 2006, respectively.
Cash Equivalents and Short-Term Investments
     The Company considers highly liquid investments with insignificant interest rate risk and original maturities to the Company of three months or less to be cash equivalents. Cash equivalents consist primarily of interest-bearing bank accounts, money market funds and short-term debt securities.
     The Company considers highly liquid investments with an effective maturity to the Company of more than three months and less than one year to be short-term investments.
     The Company evaluates short-term investments in marketable debt securities in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS 115). Short-term investments are comprised of an investment in The Reserve Primary Fund (Primary Fund), a money market fund that has suspended redemptions and is being liquidated. In accordance with SFAS 115, the Company has recorded these investments as trading securities and at fair market value. These securities will be marked to market each reporting period with any gains or losses in fair value recorded as a component of other, net in the consolidated statements of operations.
Accounts Receivable and Allowance for Doubtful Accounts
     Accounts receivable are reflected at estimated net realizable value, do not bear interest nor do they generally require collateral. The Company performs credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness. The Company maintains an allowance for doubtful accounts based upon a variety of factors. The Company reviews all open accounts and provides specific reserves for customer collection issues when it

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
believes the loss is probable, considering such factors as the length of time receivables are past due, the financial condition of the customer, and historical experience. The Company also records a reserve for all customers, excluding those that have been specifically reserved for, based upon evaluation of historical losses, which exceeded the specific reserves the Company had established.
Inventories
     Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Provisions to value the inventory at the lower of the actual cost to purchase and / or manufacture the inventory, or the current estimated market value of the inventory, are based upon assumptions about future demand and market conditions. The Company also performs evaluations of inventory and records a provision for estimated excess and obsolete items based upon forecasted demand, and any other known factors at the time.
Property, Plant and Equipment, Net
     Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Assets recorded under leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term. The Company uses the following estimated useful lives:

Buildings and improvements	7-40 years
Machinery and equipment	3-12 years
Furniture and fixtures	3-7 years
Automobiles	5 years
     Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income from operations in the period incurred. Depreciation and amortization expense on property, plant and equipment was $21,324, $22,772 and $12,178 for the years ended December 31, 2008, 2007 and 2006, respectively.
     The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is amortized over the average useful lives of such assets, which primarily consist of machinery and equipment. The Company capitalized interest costs of $162 and $286 in 2008 and 2007, respectively, in connection with various capital projects. There were no capitalized interest costs in 2006.
     Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.
Debt Issuance Costs
     Debt issuance costs are amortized to expense over the period of the underlying convertible senior notes or credit facility using the effective interest rate method, adjusted to give effect to any early

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
repayments. At December 31, 2008, 2007 and 2006, unamortized debt issuance costs were $4,044, $2,195 and $5,711, respectively. Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $5,403, $3,692 and $374, respectively. At December 31, 2008, the remaining amortization period for the unamortized debt issuance costs was 6.38 years.
Business Combinations and Goodwill
     The Company accounts for business combinations and goodwill according to Statement of Financial Accounting Standards No. 141, Business Combinations, (SFAS 141) and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS 142 provides that goodwill should not be amortized but instead should be tested for impairment, at a reporting unit level, annually and when events and circumstances warrant an evaluation. Goodwill is tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
     In performing the impairment test, the fair value of the Company’s reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of each reporting unit is calculated based on the present value of estimated future net cash flows. Under the market approach, fair value is estimated based on market multiples of earnings or similar measures for comparable companies and market transactions, when available.
     The Company evaluates goodwill on an annual basis, as of the end of the fourth quarter, and whenever events and changes in circumstances indicate that there may be a potential impairment. In making this assessment, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, business trends and market conditions.
     The Company has two reporting units, which are also operating segments, and both contained goodwill prior to the annual impairment test. See Notes 4 and 7 for information regarding the goodwill impairment recorded as a result of the annual impairment test.
Intangible Assets
     include customer relationships, backlog and licensing agreements, which are being amortized over their estimated useful lives using straight-line and accelerated methods. The estimated useful lives of such intangibles range from six months to 15 years. Amortization expense related to acquired licensing agreements is classified as cost of goods sold.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Impairment of Long-lived Assets
     Long-lived tangible assets, including property, plant and equipment, assets held for sale, and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset or asset groups may not be recoverable. The Company evaluates, regularly, whether events and circumstances have occurred that indicate possible impairment and relies on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, if any, is based upon the difference between the asset’s carrying value and estimated fair value. See Note 4 for information regarding the asset impairment recorded as a result of specific events and changes in circumstances.
     When assets are classified as held for sale, they are recorded at estimated fair value, less the cost to sell.
Revenue Recognition
     The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, (SAB 104). The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when the criteria of SAB 104 have been met. The criteria to meet this guideline are: (i) persuasive evidence of a sales arrangement exists, (ii) the sales terms are fixed and determinable, (iii) title and risk of loss have transferred, and (iv) collectibility is reasonably assured — generally when products are shipped to the customer, except in situations in which title passes upon receipt of the products by the customer. In this case, revenues are recognized upon notification that customer receipt has occurred. The Company does not have customer acceptance provisions, but it does provide its customers a limited right of return for defective PCBs. The Company accrues an estimated amount for sales returns and allowances related to defective PCBs at the time of sale based on its ability to estimate sales returns and allowances using historical information. As of December 31, 2008, 2007 and 2006, the reserve for sales returns and allowances was $3,291, $3,681 and $4,443, respectively, which is included as a reduction to accounts receivable, net. Shipping and handling fees are included as part of net sales. The related freight costs and supplies associated with shipping products to customers are included as a component of cost of goods sold.
Stock-Based Compensation
     Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payments, (SFAS 123R). The Company elected to use the modified prospective transition method and, therefore, stock-based compensation expense for the year ended December 31, 2006, included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted on and after

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
January 1, 2006, is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes these compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. The Company estimates the forfeiture rate based on its historical experience.
Income Taxes
     The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. Deferred tax assets are reviewed for recoverability and the Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that all or some portion of the deferred tax assets will not be realized.
     The Company has various foreign subsidiaries formed or acquired to conduct or support its business outside the United States. The Company provides for income taxes, net of applicable foreign tax credits, on temporary differences in its investment in foreign subsidiaries which are not considered to be permanently invested outside of the United States.
     On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) issued Interpretation 48, Accounting for Uncertainty in Income Taxes, (FIN 48) which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. A tax position that meets the “more-likely-than-not” criterion shall be measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions accounted for under SFAS No. 109, Accounting for Income Taxes. Estimated interest and penalties related to the underpayment of income taxes are recorded as a component of income tax provision in the consolidated statement of operations. For the years ended December 31, 2008 and 2007, the Company did not have any such interest or penalties.
Self Insurance
     The Company is primarily self insured for group health insurance and workers compensation benefits provided to employees. The Company also purchases stop loss insurance to protect against annual claims per individual and at an aggregate level. The individual stop losses on the Company’s self insurance range from $100 to $250 per individual. Self insurance liabilities are estimated for claims incurred but not paid using historical information provided by our insurance carrier and other professionals. The Company accrued $4,814, $4,916 and $5,276 for self insurance liabilities at December 31, 2008, 2007 and 2006, respectively, and these amounts are reflected within accrued salaries, wages and benefits in the consolidated balance sheets.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Derivatives and Hedging Transactions
     The Company accounts for derivative financial instruments and hedging activities in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133 and Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Company does not use derivative financial instruments for trading or speculative purposes and recent derivative financial instruments have been limited to interest rate swap agreements.
     When an interest rate swap derivative contract is executed, the Company will designate the derivative instrument as a hedge of the variability of cash flows to be paid (cash flow hedge). For its hedging relationship, the Company will formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company will also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivative that is used in hedging transactions is highly effective in offsetting changes in cash flows of hedged items. To the extent the interest rate swap provides an effective hedge, the differences between the fair value and the book value of the interest rate swap are recognized in accumulated other comprehensive income, net of tax, as a component of stockholders’ equity. To the extent there is any hedge ineffectiveness, changes in fair value relating to the ineffective portion are immediately recognized in earnings as interest expense. The Company also evaluates whether the risk of default by the counterparty to the interest rate swap contract has changed.
     As of December 31, 2008 the Company did not have any derivative financial instruments outstanding.
Sales Tax Collected from Customers
     As a part of the Company’s normal course of business, sales taxes are collected from customers. Sales taxes collected are remitted, in a timely manner, to the appropriate governmental tax authority on behalf of the customer. The Company’s policy is to present revenue and costs, net of sales taxes.
Fair Value Measures
     The Company discloses fair value measures for financial assets and financial liabilities reported or disclosed at fair value in the consolidated financial statements on a recurring basis in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measures, (SFAS 157). The Company prospectively implemented the provisions of SFAS 157 for financial assets and financial liabilities as of January 1, 2008 and elected to defer implementation of the provisions of SFAS 157 for non-financial assets and non-financial liabilities until January 1, 2009 as permitted by FASB Staff Position SFAS 157-2, Effective Date of FASB Statement No. 157. In accordance with SFAS 157, the Company discloses fair value measures based on a hierarchy for categorizing inputs used to measure fair value, whereby Level 1 represents quoted market prices in active markets for identical assets or

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
liabilities; Level 2 represents significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs); and Level 3 represents unobservable inputs in which there is little or no market data and requires the reporting unit to develop its own assumptions.
Asset Retirement Obligations
     The Company accounts for asset retirement obligations as required by Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (SFAS 143) and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, (FIN 47). Under these standards, a liability is recognized for the fair value of legally required asset retirement obligations associated with long-lived assets in the period in which the retirement obligations are incurred and the liability can be reasonably estimated. The Company capitalizes the associated asset retirement costs as part of the carrying amount of the long-lived asset. The liability is initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount of timing of the estimated cash flows.
Environmental Accrual
     The Company accrues for costs associated with environmental obligations when such costs are probable and reasonably estimable in accordance with Statement of Position 96-1, Environmental Remediation Liabilities, (SOP 96-1). Accruals for estimated costs for environmental obligations generally are recognized no later than the date when the Company identifies what cleanup measures, if any, are likely to be required to address the environmental conditions. In accordance with SOP 96-1, included in such obligations are the estimated direct costs to investigate and address the conditions, including the associated engineering, legal and consulting costs. In making these estimates, the Company considers information that is currently available, existing technology, enacted laws and regulations, and its estimates of the timing of the required remedial actions. Such accruals are initially measured on a discounted basis and are adjusted as further information becomes available, or circumstances change and are accreted up over time.
Earnings Per Share
     Basic earnings per common share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The dilutive effect of stock options or other common stock equivalents is calculated using the treasury stock method.
Comprehensive Income (Loss)
     Comprehensive income (loss) includes changes to equity accounts that were not the result of transactions with stockholders. Comprehensive income (loss) is comprised of net income (loss), changes in the cumulative foreign currency translation adjustments and realized and unrealized gains or losses on derivative instruments.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Loss Contingencies
     The Company establishes an accrual for an estimated loss contingency when it is both probable that an asset has been impaired or that a liability has been incurred and the amount of the loss can be reasonably estimated. Any legal fees expected to be incurred in connection with a contingency are expensed as incurred.
Recent Accounting Pronouncements
     In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133, (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s financial position, financial performance, and cash flow. SFAS 161 applies to derivative instruments within the scope SFAS 133 as well as related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosure and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The adoption of the provisions of SFAS 161 is not anticipated to materially impact the Company’s consolidated financial position or results of operations.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, (SFAS 141(R)). SFAS 141(R) changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The Company expects the impact of adopting SFAS 141(R) will depend on future acquisitions.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS 160). SFAS 160 requires (i) that noncontrolling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations.
     In September 2006, SFAS 157 was released and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Additionally, in October

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
2008 the FASB issued FASB Staff Position SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (FSP SFAS 157-3) which clarifies the application of SFAS 157 in a market that is not active. SFAS 157 is applicable under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 were originally to be effective beginning January 1, 2008 and FSP SFAS 157-3 is effective for the year ended December 31, 2008. Subsequently, the FASB provided for a one-year deferral of the provisions for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis. Effective January 1, 2008 and December 31, 2008, the Company implemented the provisions SFAS 157 and FSP FAS 157-3, respectively, for financial assets and financial liabilities reported or disclosed at fair value. The adoption of SFAS 157 and FSP FAS 157-3 for financial assets and liabilities did not have a material impact on the consolidated financial statements.
Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements
     In May 2008, the FASB issued FASB Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), (FSP APB 14-1). FSP APB 14-1 specifies that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP APB 14-1 is effective for the Company as of January 1, 2009 and early adoption was not permitted. However, once adopted, FSP APB14-1 requires retrospective application to the terms of instruments as they existed, which for the Company was 2008. The adoption of FSP APB 14-1 affects the accounting for the Company’s 3.25% Convertible Senior Notes due May 15, 2015.
     The implementation of FSP APB 14-1 increased interest expense by $2,800 for 2008 and is estimated to increase interest expense by $4,700 for 2009. Also, the Company reduced its debt balance by recording a debt discount of approximately $43,000, with an offsetting increase to additional paid in capital. The unamortized debt discount was approximately $40,086 at December 31, 2008 and will be amortized over the remaining expected life of the debt, which was 6.38 years.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     With the adoption of FSP APB 14-1, the Company’s consolidated balance sheet and consolidated statements of operations were retrospectively adjusted as follows:
     Balance Sheet

	December 31, 2008
	As Originally	Effect of
	Reported	Change	As Adjusted
		(in thousands)
Debt issuance costs, net	5,297	(1,253)	4,044
Deferred income taxes	49,183	(14,854)	34,329
Deposits and other non-current assets	1,230	97	1,327
Total Assets	$556,250	$(16,010)	$540,240
Other accrued expenses	2,385	37	2,422
Convertible senior notes, net of discount	175,000	(40,086)	134,914
Total Liabilities	250,253	(40,049)	210,204
Additional paid-in capital	183,721	25,680	209,401
Retained earnings	119,067	(1,641)	117,426
Total stockholders’ equity	305,997	24,039	330,036
	$556,250	$(16,010)	$540,240
     Statements of Operations

	For the Year Ended December 31, 2008
	As Originally	Effect of
	Reported	Change	As Adjusted
	(in thousands, except per share data)
Cost of goods sold	$543,977	$16	$543,993
Interest expense	8,423	2,642	11,065
Income tax benefit	23,443	1,017	24,460
Net loss	$(35,270)	(1,641)	$(36,911)
Basic loss per share	$(0.83)	$(0.03)	$(0.86)
Diluted loss per share	$(0.83)	$(0.03)	$(0.86)
     In addition, the adjustment resulted in changes to the Company’s consolidated financial statements and Notes 6, 8, 10, 11, 17 and 18.
(3) Acquisition of Tyco Printed Circuit Group
     On October 27, 2006, the Company acquired substantially all of the assets of the Printed Circuit Group business unit of Tyco International Ltd. The Tyco Printed Circuit Group (PCG) is a leading producer of complex, high performance and specialty PCBs, one of the major suppliers of aerospace/defense PCBs in North America, and a provider of backplane and sub-assembly services for

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
both standard and specialty products in defense and commercial operations. These factors contributed to establishing the purchase price, which resulted in the recognition of $66,072 of goodwill, $53,865 of which is expected to be deductible for income taxes. The purchase price was $226,784 in cash, which included adjustments of $1,184 for working capital and capital expenditures. The total cost of the acquisition, including transaction fees and expenses, was approximately $236,970, which included $6,050 in cash acquired.
     The following sets forth the allocation of the purchase consideration:

(In thousands)
Cash	$6,050
Other current assets	132,945
Property, plant and equipment	83,886
Intangible assets	17,470
Goodwill	66,072
Other non-current assets	318
Liabilities assumed	(69,771)

Net assets acquired	$236,970

     The excess of the purchase price over the estimated fair value of the assets acquired and the liabilities assumed was initially recorded as goodwill in the amount of $52,474. During 2007, goodwill was adjusted to reflect a decrease in the fair value of accounts receivable, net, by $501 as a result of additional information received regarding fair value of certain receivables; a decrease in property, plant and equipment by $13,850 due to completion of the compilation and appraisal of property and equipment acquired at all plants; and a reduction of certain liabilities assumed in the amount of $753. As a result of these changes in purchase price allocations, the Company recorded a net increase to goodwill of $13,598. The allocation of the purchase consideration provided above reflects the final asset allocation of the purchase price.
     The Company recorded as a cost of the acquisition involuntary employee severance and other exit activity liabilities of $3,225 associated with its plan to close the PCG Dallas, Oregon facility, which is part of the PCB Manufacturing segment, and terminate certain sales employees of the acquired business. Prior to completing the acquisition, the Company finalized its plan to close this facility. Production was ceased at the Dallas, Oregon facility during the second quarter of 2007 and the Company commenced the process of selling the building and certain assets. Accordingly, the Company has classified the Dallas, Oregon facility as held for sale. See Note 4 for information regarding the impairment of this asset during the fourth quarter 2008.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Additionally during 2006, the Company recorded a charge of $199 to establish a restructuring reserve for a corporate realignment. All amounts accrued as of December 31, 2006, included in other accrued expenses, were paid during 2007. The Company has no further obligation related to such exit or corporate realignment activities. The table below shows the utilization of the accrued exit and restructuring charges during the year ended December 31, 2007.

		Other Exit
	Severance	Charges	Total
		(In thousands)
Accrued at December 31, 2005	$—	$—	$—
Dallas facility closure charges	3,111	114	3,225
Non-PCG severance charges	199	—	199
Amount paid	(163)	—	(163)

Accrued at December 31, 2006	$3,147	$114	$3,261
Amount paid	(3,147)	(114)	(3,261)

Accrued at December 31, 2007	—	—	—

     The unaudited pro forma information below presents the results of operations for 2006 as if the PCG acquisition occurred at the beginning of the 2006 period, after giving effect to certain adjustments, including depreciation and amortization of tangible and intangible assets, removal of expenses related to assets not acquired and liabilities not assumed, inclusion of interest expense and amortization of deferred financing costs related to the acquisition debt and the related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the 2006 period presented or of the results which may occur in the future.

2006
(In thousands, except
per share data)
Net sales	$717,406
Net income	25,535
Basic earnings per share	$0.62
Diluted earnings per share	$0.60

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(4) Impairment of Goodwill and Long-Lived Assets
     During the fourth quarter of 2008, the Company recorded impairment charges of $123,322, consisting of a goodwill impairment of $117,018 and a long-lived asset impairment of $6,304. These charges are presented as impairment of goodwill and long-lived assets in the consolidated statements of operations.
     The goodwill impairment, which relates to the PCB Manufacturing operating segment, was incurred when the operating segment’s carrying value exceeded its fair value during the Company’s annual goodwill impairment test. In conjunction with the testing, the Company considered factors such as a weakening economy, reduced expectations for future cash flows coupled with a decline in the market price of the company’s stock and market capitalization for a sustained period, as indicators for potential goodwill impairment. See Note 7 for additional information regarding the impairment of goodwill.
     The long-lived asset impairment relates to the Company’s Oregon, Washington, and Hayward, California production facilities. Following the Company’s acquisition of PCG and subsequent closure of the Oregon facility, the Company has held this facility as an asset held for sale since June 30, 2007. As a result of the facility being held for sale for an extended period of time and in consideration of real estate market conditions, the Company recorded an asset impairment charge of $1,750 as of December 31, 2008 to reduce the carrying value to $3,250 which represents its current estimate of fair value less costs to sell. The Company continues to actively market this facility at a price that is indicative of the facility’s intent and ability to sell. Additionally, the Company determined that certain long-lived assets of its Hayward, California production facility, which is part of the Backplane Assembly operating segment, was impaired by $2,746 due to slower growth and lower future production expectations. Finally, as a result of the Company’s January 15, 2009 announcement of its plan to close the Washington production facility, the Company determined that approximately $1,808 of this facility’s long-lived assets were impaired. The Washington production facility is part of the PCB Manufacturing operating segment.
     If forecasts and assumptions used to support the realizability of goodwill and other long-lived assets change in the future, significant impairment charges could result that would adversely affect the Company’s results of operations and financial condition.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(5)	Short-Term Investments
Short-term investments as of December 31, 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	(In thousands)
Trading Securities:
Primary fund	$3,657	$—	$—

Available-for-sale:
Money market funds	—	9,389	40,713

Held-to-maturity:
Corporate bonds and notes	—	—	11,311
U.S. Treasury and federal agency securities	—	—	8,330

	—	—	19,641

Total short-term investments	3,657	9,389	60,354
Amounts classified as cash equivalents	—	9,389	49,358

Amounts classified as short-term investments	$3,657	$—	$10,996

     Short-term investments are comprised of an investment in the Primary Fund, a money market fund that has suspended redemptions and is being liquidated. The Company records these investments as trading securities and at fair market value in accordance with SFAS 115.
     The original cost of this investment was $20,101 and was originally classified as cash and cash equivalents on the Company’s consolidated balance sheet. However, in the third quarter 2008, the net asset value of the Primary Fund decreased below $1 per share as a result of the Primary Fund’s valuing at zero its holding of debt securities issued by Lehman Brothers Holdings, Inc., which filed bankruptcy on September 15, 2008. As a result, the Company recorded a $579 loss, included in other, net in the Company’s consolidated statement of operations, to recognize its pro rata share of the estimated loss in this investment.
     The Company has requested redemption of its investment in the Primary Fund and during the fourth quarter of 2008 received partial distribution of funds in the amount of $15,865. The Company expects continued distribution to occur as the Primary Fund’s assets mature or are sold. The Company expects to receive substantially all of its remaining holdings in the Primary Fund. The Company

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
classified its investment in the Primary Fund as a short-term investment on the Company’s consolidated balance sheet. At December 31, 2008, the fair value of the Company’s remaining investment in the Primary Fund was $3,657, (Note 11). Subsequent to December 31, 2008, the Company received another partial distribution of funds in the amount of $1,335.
     At December 31, 2006, the Company held debt securities in the amount of $19,641 which were classified as held to maturity and scheduled to mature in less than one year. The specific identification method was used to compute the realized gains and losses on such debt investments. As of December 31, 2008 and 2007, the Company held no debt securities.
     At December 31, 2007 and 2006 the estimated fair value of each held-to-maturity investment approximated its amortized cost and therefore realized gains and losses upon the sale or maturity were insignificant for each of the years ended December 31, 2007and 2006. Additionally, as unrealized gains and losses on available-for-sale investments were insignificant for all periods, the Company did not record any unrealized gains or losses as a component of accumulated other comprehensive income.
     The Company regularly monitors and evaluates the realizable value of its investments. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the collateral supporting the investments, insurance policies which protect the Company’s investment position, and the credit rating issued for the securities by one or more of the major credit rating agencies. There were no impairments on investments as of December 31, 2008, 2007 and 2006 other than the investment in the Primary Fund as described above.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(6)	Composition of Certain Consolidated Financial Statement Captions

	December 31,
	2008	2007	2006
	(In thousands)
Inventories:
Raw materials	$25,998	$23,386	$22,718
Work-in-process	36,290	35,700	37,804
Finished goods	8,723	6,589	6,498

	$71,011	$65,675	$67,020

Property, plant and equipment, net:
Land	$10,650	$10,083	$11,761
Buildings and improvements	53,423	46,296	46,403
Machinery and equipment	147,857	138,383	137,111
Construction-in-progress	2,887	4,119	10,739
Furniture and fixtures	658	610	576
Automobiles	367	291	96

	215,842	199,782	206,686
Less: Accumulated depreciation	(100,911)	(76,135)	(55,849)

	$114,931	$123,647	$150,837

Debt issuance costs	$4,338	$6,062	$5,886
Less: Accumulated amortization	(294)	(3,867)	(175)

	$4,044	$2,195	$5,711

Other accrued expenses:
Interest	$711	$829	$142
Mark-to-market value on derivative	—	1,021	—
Accrued restructuring	—	—	1,562
Commissions	—	—	1,110
Professional fees	193	1,650	3,261
Other	1,518	2,364	4,098

	$2,422	$5,864	$10,173

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(7) Goodwill and Definite-lived Intangibles
     As of December 31, 2008, 2007 and 2006, goodwill by operating segment and the components of definite-lived intangibles were as follows:
     Goodwill

			Foreign
	December 31,	Goodwill	Currency	December 31,
	2007	Impairment	Rate Change	2008
	(In thousands)
PCB Manufacturing	$117,018	$(117,018)	$—	$—
Backplane Assembly	13,108	—	1,041	14,149

	$130,126	$(117,018)	$1,041	$14,149

		Purchase	Foreign
	December 31,	Price	Currency	December 31,
	2006	Adjustments	Rate Change	2007
	(In thousands)
PCB Manufacturing	$103,669	$13,349	$—	$117,018
Backplane Assembly	11,958	249	901	13,108

	$115,627	$13,598	$901	$130,126

		Purchase	Foreign
	December 31,	Price	Currency	December 31,
	2005	Adjustments	Rate Change	2006
	(In thousands)
PCB Manufacturing	$63,153	$40,516	$—	$103,669
Backplane Assembly	—	11,958	—	11,958

	$63,153	$52,474	$—	$115,627

     During the fourth quarter of 2008, the Company performed its annual goodwill impairment test. In performing step one of the annual impairment test, the Company determined the fair value of its operating segments based on a combination of discounted cash flow analysis and market approach and incorporated factors such as a weakening economy, reduced expectations for future cash flows coupled with a decline in the market price of the Company’s stock and market capitalization for a sustained period, as indicators for potential goodwill impairment. The failure of step one of the goodwill impairment test triggered a step two impairment test for the PCB Manufacturing operating segment only. As a result of step two impairment testing, the Company determined the implied fair value of PCB Manufacturing operating segment’s goodwill and concluded that the carrying value of goodwill for this operating segment exceeded its implied fair value as of December 31, 2008. Accordingly, an impairment charge of $117,018 was recognized in the fourth quarter of 2008. A tax benefit has been recognized on a portion of this goodwill impairment. See Note 10 for further details on the tax impact of the goodwill impairment.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     There was no impairment recorded for the years ended December 31, 2007 and 2006.
     The increase in goodwill at December 31, 2007, was the result of the completion of the purchase price allocation related to the October 2006 PCG acquisition (Note 3). Goodwill was adjusted to reflect final fair values of certain receivables, property, plant and equipment and certain liabilities assumed. As a result of these changes in purchase price allocations, the Company recorded a net increase to goodwill of $13,598 during 2007.
     Goodwill in the Backplane Assembly operating segment includes the activity related to a foreign subsidiary which operates in a currency other than the U.S. Dollar and therefore reflects a foreign currency rate change.
     Definite-lived Intangibles

			Foreign		Weighted
			Currency	Net	Average
	Gross	Accumulated	Rate	Carrying	Amortization
	Amount	Amortization	Change	Amount	Period
	(In thousands)				(years)
December 31, 2008:
Strategic customer relationships	$35,429	$(17,410)	$253	$18,272	12.0
Customer backlog	70	(71)	1	—	0.7
Licensing agreement	350	(292)	—	58	3.0

	$35,849	$(17,773)	$254	$18,330

December 31, 2007:
Strategic customer relationships	$35,429	$(13,610)	$134	$21,953	12.0
Customer backlog	70	(71)	1	—	0.7
Licensing agreement	350	(175)	—	175	3.0

	$35,849	$(13,856)	$135	$22,128

December 31, 2006:
Strategic customer relationships	$35,429	$(9,538)	$—	$25,891	12.0
Customer backlog	70	(18)	—	52	0.7
Licensing agreement	350	(58)	—	292	3.0

	$35,849	$(9,614)	$—	$26,235

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The definite-lived intangibles related to strategic customer relationships and customer backlog include the activity related to a foreign subsidiary which operates in a currency other than the U.S. dollar and therefore reflects a foreign currency rate change.
     Amortization expense was $3,917, $4,242 and $1,903 in 2008, 2007 and 2006, respectively. Amortization expense related to acquired licensing agreements is classified as cost of goods sold. Estimated aggregate amortization for definite-lived intangible assets for the next five years is as follows:

(In thousands)
2009	$3,499
2010	3,165
2011	3,019
2012	2,754
2013	2,688

$15,125

(8) Convertible Senior Notes
     In May 2008, the Company issued 3.25% Convertible Senior Notes (Convertible Notes) due May 15, 2015, in a public offering for an aggregate principal amount of $175,000. The Convertible Notes bear interest at a rate of 3.25% per annum. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. The Convertible Notes are senior unsecured obligations and rank equally to the Company’s future unsecured senior indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The Company accounts for its convertible debt by separately accounting for the liability and equity components in a manner that will reflect the entity’s debt borrowing rate when interest cost is recognized in subsequent periods.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company received proceeds of $169,249 after the deduction of offering expenses of $5,751 upon issuance of the Convertible Notes. The Company has allocated the Convertible Notes offering costs to the liability and equity components in proportion to the allocation of proceeds and accounted for them as debt issuance costs and equity issuance costs, respectively. At December 31, 2008 the following summarizes the liability and equity components of the Convertible Notes:

December 31, 2008
(In thousands)
Liability components:
Convertible Notes	$175,000
Less: Convertible Notes unamortized discount	(40,086)

Convertible Notes, net of discount	$134,914

Equity components:
Additional paid-in capital:
Embedded conversion option — Convertible Notes	$43,000
Embedded conversion option — Convertible Notes issuance costs	(1,413)

$41,587

     At December 31, 2008, remaining unamortized debt issuance costs included in other non-current assets were $4,044 and is being amortized to interest expense over the term of the Convertible Notes. At December 31, 2008 the remaining amortization period for the unamortized Convertible Note discount and debt issuance costs was 6.38 years. The amortization of the Convertible Notes debt discount and unamortized debt issuance costs are based on an effective interest rate of 8.37%.
The components of interest are as follows:

December 31, 2008
(In thousands)
Contractual coupon interest	$3,560
Amortization of Convertible Notes debt discount	2,914
Amortization of debt issuance costs	294

$6,768

Conversion
     At any time prior to November 15, 2014, holders may convert their Convertible Notes into cash and, if applicable, into shares of the Company’s common stock based on a conversion rate of 62.6449 shares of the Company’s common stock per $1 principal amount of Convertible Notes, subject to adjustment, under the following circumstances: (1) during any calendar quarter beginning after June 30, 2008 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day of such preceding calendar quarter; (2) during the five business day period after any 10 consecutive trading day period in which the trading price per note for each day of that 10 consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in the prospectus supplement. As of December 31, 2008, none of the conversion criteria had been met.
     On or after November 15, 2014 until the close of business on the third scheduled trading day preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, for each $1 principal amount of notes, the Company will pay cash for the lesser of the conversion value or $1 and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 60 trading day observation period. Additionally, in the event of a fundamental change as defined in the prospectus supplement, or other conversion rate adjustments such as share splits or combinations, other distributions of shares, cash or other assets to stockholders, including self-tender transactions (Other Conversion Rate Adjustments), the conversion rate may be modified to adjust the number of shares per $1 principal amount of the notes.
     The maximum number of shares issuable upon conversion, including the effect of a fundamental change and subject to Other Conversion Rate Adjustments, would be 13,978.
Note Repurchase
     The Company is not permitted to redeem the Convertible Notes at any time prior to maturity. In the event of a fundamental change or certain default events, as defined in the prospectus supplement, prior to November 15, 2014, holders may require the Company to repurchase for cash all or a portion of their Convertible Notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest.
Convertible Note Hedge and Warrant Transaction
     In connection with the issuance of the Convertible Notes, the Company entered into a convertible note hedge and warrant transaction (Call Spread Transaction), with respect to the Company’s common stock. The convertible note hedge, which cost an aggregate $38,257 and was recorded, net of tax, as a reduction of additional paid-in capital, consists of the Company’s option to purchase up to 10,963 common stock shares at a price of $15.96 per share. This option expires on May 15, 2015 and can only be executed upon the conversion of the above mentioned Convertible Notes. Additionally, the Company sold warrants to purchase 10,963 shares of the Company’s common stock at a price of $18.15. This warrant transaction expires on August 17, 2015. The proceeds from the sale of warrants of $26,197 was recorded as an addition to additional paid-in capital. The Call Spread Transaction has no effect on the terms of the Convertible Notes and reduces potential dilution by effectively increasing the conversion price of the Convertible Notes to $18.15 per share of the Company’s common stock.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(9) Long-term Debt and Credit Agreement
     The following table summarizes the long-term debt of the Company as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(In thousands)
Senior secured term loan	$—	$85,000	$200,000
Capitalized leases (Note 12)	—	—	705

	—	85,000	200,705
Less current maturities	—	(40,000)	(60,705)

Long-term debt, less current maturities	$—	$45,000	$140,000

     On October 27, 2006, the Company entered into a credit agreement (the Credit Agreement) with certain lenders led by UBS Securities LLC. The Credit Agreement consists of a $200,000 senior secured term loan (Term Loan), which matures in October 2012 and a $40,000 senior secured revolving loan facility (Revolving Loan), which matures in October 2011. The Credit Agreement is secured by substantially all of the Company’s domestic assets and 65% of its foreign assets. The Revolving Loan also contains a $10,000 letter of credit sub-facility.
     Borrowings under the Credit Agreement will bear interest at a floating rate of either a base rate (the Alternate Base Rate) plus an applicable interest margin or LIBOR plus an applicable interest margin. The Alternate Base Rate is equal to the greater of (i) the federal funds rate plus 0.50% or (ii) the prime rate. Borrowings under the Credit Agreement, at the Company’s option, will initially bear interest at a rate based on either: (a) the Alternate Base Rate plus 1.25% or (b) LIBOR plus 2.25%. For the Revolving Loan facility, the applicable interest margins on both the Alternate Base Rate and LIBOR may decrease by up to 0.50% if the Company’s total leverage ratio decreases as defined under the terms of the Credit Agreement. There is no provision, other than an event of default, for these interest margins to increase. At December 31, 2007 and 2006, the weighted average interest rate on the outstanding borrowings was 7.34% and 8.51%, respectively.
     Each calendar year the Company is required to repay 1% of the outstanding Term Loan balance, subject to specific adjustments, as defined in the Credit Agreement. The Company does not have a contractual maturity payment due in 2008, however it expects to repay $40,000 during the next fiscal year. Borrowings under the Credit Agreement are subject to certain financial and operating covenants that include, among other provisions, limitations on dividends, stock repurchases and stock redemptions in addition to maintaining maximum total leverage ratios and minimum interest coverage ratios.
     In May 2008, the Company paid in full all outstanding balances, terminated all letter of credit arrangements and the related interest rate swap associated with the Credit Agreement. The Company has no further obligation or commitment related to this Credit Agreement. Upon termination of the interest rate swap, the Company realized a loss on settlement of $1,194 for the year ended December

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
31, 2008. The loss was recorded as a component of other, net in the consolidated statements of operations. Additionally, the impact of the interest rate swap to interest expense during the years ended December 31, 2008 and 2007 was a charge of $331 and a benefit of $59, respectively. There was no impact on interest expense for the year ended December 31, 2006.
(10) Income Taxes
     The components of (loss) income before taxes for the years ended December 31, 2008, 2007 and 2006 are:

	2008	2007	2006
	(In thousands)
United States	$(69,987)	$44,415	$55,374
Foreign	8,616	6,853	728

(Loss) income before taxes	$(61,371)	$51,268	$56,102

     The components of the benefit (provision) for income taxes for the years ended December 31, 2008, 2007 and 2006 are:

	2008	2007	2006
	(In thousands)
Current benefit (provision):
Federal	$(9,755)	$(12,009)	$(14,099)
State	(2,203)	(1,861)	(1,911)
Foreign	(1,625)	(884)	(128)

Total current	(13,583)	(14,754)	(16,138)

Deferred benefit (provision):
Federal	32,335	(5,021)	(3,411)
State	5,634	3,220	(1,503)
Foreign	74	(30)	(11)

Total deferred	38,043	(1,831)	(4,925)

Total benefit (provision)	$24,460	$(16,585)	$(21,063)

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The following is a reconciliation between the statutory federal income tax rates and the Company’s effective income tax rates for the years ended December 31, 2008, 2007 and 2006, which are derived by dividing the income tax benefit (provision) by the income (loss) before income taxes:

	2008	2007	2006
Statutory federal income tax rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal benefit and state tax credits	3.6	(3.0)	(4.2)
Domestic production activities deduction	1.1	1.4	1.7
Decrease in valuation allowance	—	4.7	0.2
Other	0.2	(0.4)	(0.2)

Total benefit (provision) for income taxes	39.9%	(32.3)%	(37.5)%

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the net deferred tax assets as of December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	(In thousands)
Deferred tax assets:
Goodwill and intangible amortization	$37,331	$11,577	$13,613
Reserves and accruals	5,759	6,149	4,127
Net operating loss carryforwards	7	17	59
State tax credit carryforwards, net of federal benefit	2,856	2,439	2,400
Stock-based compensation	1,962	1,090	169
Original issue discount on Convertible Notes	13,597	—	—
Other deferred tax asset	479	—	—
Unrealized loss on derivatives	—	386	—

	61,991	21,658	20,368
Less valuation allowance	—	—	(2,400)

	61,991	21,658	17,968

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

	2008	2007	2006
	(In thousands)
Deferred tax liabilities:
Goodwill and intangible asset amortization	—	(14,711)	(10,844)
Discount on senior convertible notes	(15,333)	—	—
Property, plant and equipment basis differences	(2,491)	(388)	(193)
Repatriation of foreign earnings	(4,336)	(2,150)	(250)

Net deferred income tax assets	$39,831	$4,409	$6,681

Deferred tax asset (liability):
Current portion	$5,502	$6,097	$3,996
Long-term portion	34,329	(1,688)	2,685
     At December 31, 2008 the Company’s multiple state net operating loss carryforwards for income tax purposes were approximately $230. If not utilized, the state net operating loss carryforwards will begin to expire in 2018. At December 31, 2008, the Company’s state tax credit carryforwards were approximately $4,395 and have no expiration date.
     As of December 31, 2006, the Company increased the effective state tax rate applied to its existing net deferred income tax asset as a result of the PCG acquisition. The tax rate change resulted in an increase of $403 to net deferred tax assets and a corresponding reduction in goodwill. This state rate increase reflects the new rate that is expected to apply when the deferred tax items are settled or realized.
     A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company believes that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. As a result, the Company has determined that a valuation allowance is not necessary.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Upon adoption of FIN 48 on January 1, 2007, the Company recorded a decrease in the liability for unrecognized tax benefits of $338 and an increase to retained earnings of $338 representing the cumulative effect of the change in accounting principle. No change was recorded in the deferred income tax asset accounts. In accordance with the adoption, a reconciliation of the beginning and ending amount of unrecognized tax benefits, exclusive of accrued interest and penalties, is as follows:

	2008	2007
	(In thousands)
Balance at January 1	$346	$346
Additions based on tax positions related to the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Lapse of statute	(251)	—
Settlements	—	—

Balance at December 31	$95	$346

     At December 31, 2008 and 2007, the Company classified $116 and $373, respectively, of total unrecognized tax benefits, which includes accrued interest and penalties of $21 and $27, net of tax benefits for 2008 and 2007, respectively, as a component of other long-term liabilities. This represents the amount of unrecognized tax benefits that would, if recognized, reduce the Company’s effective income tax rate in any future periods. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.
     The Company and its subsidiaries are subject to U.S. federal, state, local, and/or foreign income tax, and in the normal course of business its income tax returns are subject to examination by the relevant taxing authorities. As of December 31, 2008, the 2002 — 2007 tax years remain subject to examination in the U.S. federal tax, various state tax and foreign jurisdictions.
(11) Financial Instruments
     In the normal course of business, operations of the Company are exposed to risks associated with fluctuations in U.S. interest rates.
Fair Value of Financial Instruments
     At December 31, 2008, 2007 and 2006, the Company’s financial instruments included cash and cash equivalents, short-term investments, accounts receivable, accounts payable, derivatives, convertible senior notes and long-term debt. The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to the

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
short-term maturities of these instruments. The carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2008, 2007 and 2006 were as follows:

	2008		2007		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	(In thousands)
Short-term investments	$3,657	$3,657	—	—	—	—
Convertible senior notes	134,914	87,553	—	—	—	—
Long-term debt	—	—	$85,000	$84,150	$200,000	$201,000
Interest rate swap derivative	—	—	1,021	1,021	—	—
     The fair value of the convertible senior notes and the long-term debt was estimated based on quoted market prices at year end. The carrying amount of the Company’s derivative financial instruments was adjusted to fair value and represents the amount the Company would pay to terminate the derivative taking into account current market quotes and the current creditworthiness of the counterparty.
Fair Value Measures
     The Company discloses fair value measures for its financial assets and financial liabilities reported or disclosed at fair value in accordance with SFAS 157. SFAS 157 establishes the following hierarchy for categorizing inputs used to measure fair value:
     Level 1 — Quoted market prices in active markets for identical assets or liabilities;
     Level 2 — Significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs); and
     Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.
     At December 31, 2008, the following financial asset was measured at fair value on a recurring basis using the type of inputs shown:

		Fair Value Measurements Using:
	December	Level 1	Level 2	Level 3
	31, 2008	Inputs	Inputs	Inputs
	(In thousands)
Short-term investments	$3,657	—	—	$3,657

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company values its short-term investments using the market approach which utilizes prices and other relevant information generated by market transactions involving identical or similar comparable investments.

Fair Value
Measurement
using Unobservable
Inputs (Level 3)
(In thousands)
Beginning balance at December 31, 2007	$—
Transfers to level 3	20,101
Changes in fair value included in earnings	(579)
Settlement	(15,865)

Ending Balance at December 31, 2008	$3,657

Losses included in earnings attributable to a change in unrealized losses relating to assets still held at December 31, 2008	$(579)

Concentration of Credit Risk
     In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronics instrumentation and aerospace/defense industries, and some of which are located outside the United States. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company also considers the credit risk profile of the entity from which the receivable is due in further evaluating collection risk.
     As of December 31, 2008, 2007 and 2006, the 10 largest customers in the aggregate accounted for 58%, 49% and 47%, respectively, of total accounts receivable. If one or more of the Company’s significant customers were to become insolvent or were otherwise unable to pay for the manufacturing services provided, it would have a material adverse effect on the Company’s financial condition and results of operations.
(12) Commitments and Contingencies
Operating Leases
     The Company leases some of its manufacturing and assembly plants, a sales office and equipment under noncancellable operating leases that expire at various dates through 2020. Certain real property leases contain renewal provisions at the Company’s option. Most of the leases require the Company to pay for certain other costs such as property taxes and maintenance. Certain leases also contain rent escalation clauses (step rents) that require additional rental amounts in the later years of the term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The following is a schedule of future minimum lease payments as of December 31, 2008:

Operating Leases
(In thousands)
2009	$3,312
2010	1,771
2011	517
2012	346
2013	163
Thereafter	1,061

Total minimum lease payments	$7,170

     Total rent expense for the years ended December 31, 2008, 2007 and 2006 was approximately $4,598, $4,108, and $1,051, respectively.
Legal Matters
     Prior to the Company’s acquisition of PCG, PCG made legal commitments to the U.S. Environmental Protection Agency (U.S. EPA) and the State of Connecticut regarding settlement of enforcement actions against the PCG operations in Connecticut. On August 17, 2004, PCG was sentenced for Clean Water Act violations and was ordered to pay a $6,000 fine and an additional $3,700 to fund environmental projects designed to improve the environment for Connecticut residents. In September 2004, PCG agreed to a stipulated judgment with the Connecticut Attorney General’s office and the Connecticut Department of Environmental Protection (DEP) under which PCG paid a $2,000 civil penalty and agreed to implement capital improvements of $2,400 to reduce the volume of rinse water discharged from its manufacturing facilities in Connecticut. The obligations to the U.S. EPA and Connecticut DEP include the fulfillment of a Compliance Management Plan until at least July 2009 and installation of rinse water recycling systems at the Stafford, Connecticut facilities. As of December 31, 2008, one recycling system was complete and placed into operation, and approximately $742 remains to be expended in the form of capital improvements to meet the second rinse water recycling system requirement. The Company has assumed these legal commitments as part of its purchase of PCG. Failure to meet either commitment could result in further costly enforcement actions, including exclusion from participation in federal contracts.
     The Company is subject to various other legal matters, which it considers normal for its business activities. While the Company currently believes that the amount of any ultimate potential loss for known matters would not be material to the Company’s financial condition, the outcome of these actions is inherently difficult to predict. In the event of an adverse outcome, the ultimate potential loss could have a material adverse effect on the Company’s financial condition or results of operations in a particular period. The Company has accrued amounts for its loss contingencies which are probable and estimable at December 31, 2008, 2007 and 2006.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Environmental Matters
     The process to manufacture PCBs requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.
     The Company is involved in various stages of investigation and cleanup related to environmental remediation matters at two Connecticut sites, and the ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. The Company has also investigated a third Connecticut site as a result of the PCG acquisition under Connecticut’s Land Transfer Act. The Company concluded that it was probable that it would incur remedial costs of approximately $908, $879 and $875 as of December 31, 2008, 2007 and 2006, respectively, the liability for which is included in other long-term liabilities. This accrual was discounted at 8% per annum based on the Company’s best estimate of the liability, which the Company estimated as ranging from $839 to $1,274 on an undiscounted basis. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties and none is estimated. These costs are mostly comprised of estimated consulting costs to evaluate potential remediation requirements, completion of the remediation, and monitoring of results achieved. As of December 31, 2008, the Company anticipates paying these costs ratably over the next 12 to 84 months, which timeframes vary by site. Subject to the imprecision in estimating future environmental remediation costs, the Company does not expect the outcome of the environmental remediation matters, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations, or cash flows.
Standby Letters of Credit
     The Company maintains two letters of credit: a $1,000 standby letter of credit expiring May 1, 2009 related to the lease of one of its production facilities and a $764 standby letter of credit expiring December 31, 2009 associated with its insured workers compensation program.
(13) Stock-Based Compensation Plans
     In 2006, the Company adopted the 2006 Incentive Compensation Plan (the Plan). The Plan provides for the grant of incentive stock options, as defined by the Internal Revenue Code (the Code), and nonqualified stock options to our key employees, non-employee directors and consultants. Other types of awards such as restricted stock units (RSUs) and stock appreciation rights are also permitted under the Plan. This Plan allows for the issuance of 6,873 shares through the Plan’s expiration date of June 22, 2016. Prior to the adoption of the Plan, the Company adopted the Amended and Restated Management Stock Option Plan (the Prior Plan) in 2000. The Prior Plan provided for the grant of incentive stock options, as defined by the Code, and nonqualified stock options to our key employees, non-employee directors and consultants. Awards under the Plan and the Prior Plan may constitute “qualified performance-based compensation” as defined in Section 162(m) of the Code. Under both the Plan and the Prior Plan, the exercise price is determined by the compensation committee of the

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Board of Directors and, for options intended to qualify as incentive stock options, may not be less than the fair market value as determined by the closing stock price at the date of the grant. Each option and award shall vest and expire as determined by the compensation committee, generally four years for employees and three or four years for non-employee directors. Options expire no later than ten years from the grant date. All grants provide for accelerated vesting if there is a change in control, as defined in the Plan. Awards under the Prior Plan ceased as of June 22, 2006. As of December 31, 2008, of the 2,110 options outstanding, 488 options were issued under the Plan and 1,622 options were issued under the Prior Plan. Additionally, 818 RSUs were outstanding under the Plan as of December 31, 2008, which included 23 vested but not yet released RSUs associated with non-employee directors. RSUs will vest over three years for employees and one year for non-employee directors and do not have voting rights.
     Upon the exercise of outstanding stock options or vesting of RSUs, the Company’s practice is to issue new registered shares that are reserved for issuance under the Plan and Prior Plan.
     Stock option awards granted were estimated to have a weighted average fair value per share of $6.81 and $7.33 for the years ended December 31, 2008 and 2006, respectively. No stock options were granted by the Company in 2007. The fair value calculation is based on stock options granted during the period using the Black-Scholes option-pricing model on the date of grant. For the years ended December 31, 2008 and 2006 the following assumptions were used in determining the fair value:

	2008	2006
Risk-free interest rate	2.9%	4.7%
Dividend yield	—%	—%
Expected volatility	69%	65%
Expected term in months	66	54
     The Company determines the expected term of its stock option awards separately for employees and directors by periodic review of its historical stock option exercise experience. This calculation excludes pre-vesting forfeitures and uses assumed future exercise patterns to account for option holders’ expected exercise and post-vesting termination behavior for outstanding stock options over their remaining contractual terms. Expected volatility is calculated by weighting the Company’s historical stock price to calculate expected volatility over the expected term of each grant. The risk-free interest rate for the expected term of each option granted is based on the U.S. Treasury yield curve in effect at the time of grant.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Option activity under the Plan for the year ended December 31, 2008, was as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(In thousands)		(In years)	(In thousands)
Outstanding at December 31, 2007	2,299	$11.97	6.4
Granted	110	11.10
Exercised	(277)	8.74
Forfeited/expired	(22)	11.97

Outstanding at December 31, 2008	2,110	$12.35	5.6	$154

Vested and expected to vest at December 31, 2008	2,047	$12.36	5.6	$154

Exercisable at December 31, 2008	1,578	$12.51	4.9	$154

     The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between Company’s closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2008, 2007 and 2006 was $1,433, $1,756 and $5,659, respectively. The total fair value of the options vested for the years ended December 31, 2008, 2007, and 2006 was $1,836, $2,061 and $832, respectively. As of December 31, 2008, $2,340 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 0.8 years.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     A summary of options outstanding and options exercisable as of December 31, 2008, is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Exercisable	Price
	(In thousands)	(Years)		(In thousands)
$2.76-$4.99	78	4.1	$3.27	78	$3.27
$5.00-$9.99	327	6.1	7.98	250	8.05
$10.00-$14.99	1,246	6.2	12.60	881	13.05
$15.00 and over	459	3.9	16.32	369	16.20

	2,110	5.6	$12.35	1,578	$12.51

     RSU activity for the year ended December 31, 2008, was as follows:

		Weighted
		Average
		Grant-Date
	Shares	Fair Value
	(In thousands)
Non-vested RSUs outstanding at December 31, 2007	487	$10.75
Granted	506	11.43
Vested	(177)	10.95
Forfeited	(21)	10.95

Non-vested RSUs outstanding at December 31, 2008	795	$11.13

Vested and expected to vest at December 31, 2008	750	$11.19

     The fair value of the Company’s RSUs is determined based upon the closing fair market value of the Company’s common stock on the grant date. As of December 31, 2008, $5,273 of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of 0.9 years.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     For the years ended December 31, 2008, 2007 and 2006 the amounts recognized in the consolidated financial statements with respect to the stock-based compensation plan are as follows:

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Cost of goods sold	$1,342	$950	$479
Selling and marketing	405	175	130
General and administrative	3,329	2,236	944

Stock-based compensation expense recognized	5,076	3,361	1,553
Income tax benefit recognized	(1,713)	(1,015)	(196)

Total stock-based compensation expense after income taxes	$3,363	$2,346	$1,357

     Many of the Company’s stock option awards are intended to qualify as incentive stock options as defined by the Code. Upon the future exercise of incentive stock options which were vested as of December 31, 2005, the Company may become entitled to a deduction in its tax returns under certain circumstances; however, the value of this deduction will be recorded as an increase to additional paid-in capital and not as an income tax benefit. For the year ended December 31, 2008, 2007 and 2006, a tax benefit of $313, $442 and $1,707, respectively, related to fully vested stock option awards exercised and vested restricted stock units was recorded as an increase to additional paid-in capital.
(14) Employee Benefit Plan
     The Company has a 401(k) savings plan (the Savings Plan) in which all eligible full-time employees could participate and contribute a percentage of compensation subject to the maximum allowed by the Code. The Savings Plan provides for a matching contribution of employee contributions up to 5%; 100% up to the first 3% and 50% of the following 2% of employee contributions. The Company recorded contributions under the Savings Plan of $4,265, $3,687 and $1,031 during the years ended December 31, 2008, 2007 and 2006, respectively.
(15) Asset Retirement Obligations
     The Company has recorded estimated asset retirement obligations related to the restoration of its leased manufacturing facilities to shell condition upon termination of the leases in place at those facilities and for removal of asbestos at its owned Stafford, Connecticut and Santa Clara, California manufacturing plants. These obligations were acquired in connection with the Company’s October

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
2006 acquisition of PCG (Note 3). Activity related to asset retirement obligations for the year ended December 31, 2008 and 2007, consists of the following and is included in other long-term liabilities:

(In thousands)
Asset retirement obligations at October 27, 2006	$—
Estimated liabilities assumed upon acquisition of PCG	950
Accretion expense	12

Asset retirement obligations at December 31, 2006	962
Accretion expense	60

Asset retirement obligations at December 31, 2007	1,022
Adjustment to estimate	302
Accretion expense	60

Asset retirement obligations at December 31, 2008	$1,384

(16) Preferred Stock
     The board of directors has the authority, without action to stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. As of December 31, 2008, no shares of preferred stock are outstanding.
(17) Segment Information
     The operating segments reported below are the Company’s segments for which separate financial information is available and upon which operating results are evaluated by the chief operating decision maker on a timely basis to assess performance and to allocate resources. The Company has two reportable segments: PCB Manufacturing and Backplane Assembly. These reportable segments are each managed separately as they distribute and manufacture distinct products with different production processes. PCB Manufacturing fabricates PCBs, and Backplane Assembly is a contract manufacturing business that specializes in assembling backplanes and subsystem assemblies.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company evaluates segment performance based on operating segment income, which is operating income before amortization of intangibles. Interest expense and interest income are not presented by segment since they are not included in the measure of segment profitability reviewed by the chief operating decision maker. All intercompany transactions, including sales of PCBs from the PCB Manufacturing segment to the Backplane Assembly segment, have been eliminated. Reportable segment assets exclude short-term investments, which are managed centrally.

	Years Ended December 31,
	2008	2007	2006
	(In thousands)
Net Sales:
PCB Manufacturing	$590,515	$578,840	$353,734
Backplane Assembly	124,048	124,337	22,357

Total sales	714,563	703,177	376,091
Inter-company sales	(33,582)	(33,719)	(6,775)

Total net sales	$680,981	$669,458	$369,316

Operating Segment Income (Loss):
PCB Manufacturing	$(52,740)	$59,340	$55,561
Backplane Assembly	6,667	8,366	1,376

Total operating segment (loss) income	(46,073)	67,706	56,937
Amortization of definite-lived intangibles	(3,799)	(4,126)	(1,903)

Total operating (loss) income	(49,872)	63,580	55,034
Total other (expense) income	(11,499)	(12,312)	1,068

(Loss) income before income taxes	$(61,371)	$51,268	$56,102

Depreciation Expense:
PCB Manufacturing	$19,469	$22,089	$11,751
Backplane Assembly	1,855	683	427

Total depreciation expense	$21,324	$22,772	$12,178

Capital Expenditures:
PCB Manufacturing	$17,435	$15,250	$13,763
Backplane Assembly	456	347	186

Total capital expenditures	$17,891	$15,597	$13,949

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     During the fourth quarter of 2008, the Company recorded a goodwill impairment charge of $117,018 related to its PCB Manufacturing operating segment. Additionally, the Company recorded a charge of $3,558 for its PCB manufacturing operating segment and $2,746 for its Backplane Assembly operating segment for the impairment of long-lived assets during the fourth quarter of 2008. (Note 4)

	As of December 31,
	2008	2007	2006
	(In thousands)
Segment Assets:
PCB Manufacturing	$468,539	$470,000	$497,206
Backplane Assembly	68,044	28,798	65,496
Unallocated corporate assets	3,657	—	10,996

Total assets	$540,240	$498,798	$573,698

     The Company markets and sells its products in approximately 40 countries. Other than in the United States and China, the Company does not conduct business in any country in which its net sales in that country exceed 10% of net sales. Net sales and long-lived assets are as follows:

	2008		2007		2006
		Long-Lived		Long-Lived		Long-Lived
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
	(In thousands)
United States	$504,294	$130,298	$501,468	$259,622	$250,383	$277,187
China	85,114	17,112	57,774	16,269	—	—
Malaysia	32,331	—	39,382	—	44,987	—
Other	59,242	—	70,834	10	73,946	15,512

Total	$680,981	$147,410	$669,458	$275,901	$369,316	$292,699

     For the year ended December 31, 2008, one customer, Flextronics, accounted for 12% of the Company’s net sales. For the year ended December 31, 2007, there were no customers which accounted for 10%, or greater, of the Company’s net sales. For the year ended December 31, 2006, two customers, Solectron and Celestica, accounted for 20% and 10%, respectively, of the Company’s net sales.
     Sales to our 10 largest customers were 50%, 44% and 53% of net sales for the years ended December 31, 2008, 2007 and 2006, respectively. The loss of one or more major customers or a decline in sales to the Company’s major customers would have a material adverse effect on the Company’s financial condition and results of operations.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(18) Earnings (Loss) Per Share
     The following is a reconciliation of the numerator and denominator used to calculate basic earnings (loss) per share and diluted earnings (loss) per share for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(In thousands, except per share amounts)
Net (loss) income	$(36,911)	$34,683	$35,039

Weighted average shares outstanding	42,681	42,242	41,740
Dilutive effect of options and restricted stock units	—	326	555

Diluted shares	42,681	42,568	42,295

(Loss) earnings per share:
Basic	$(0.86)	$0.82	$0.84

Dilutive	$(0.86)	$0.81	$0.83

     For the year ended December 31, 2008, potential shares of common stock, consisting of stock options to purchase approximately 2,110 shares of common stock at exercise prices ranging from $2.76 to $16.82 per share and 818 restricted stock units, were not included in the computation of diluted earnings per share because the Company incurred a net loss from operations and, as a result, the impact would be anti-dilutive. For the years ended December 31, 2007 and 2006, stock options and restricted stock units to purchase 1,926 and 1,520 shares of common stock, respectively, were not considered in calculating diluted earnings per share because the options’ exercise prices were greater than the average market price of common shares during the year and, therefore, the effect would be anti-dilutive.
     Additionally, for the year ended December 31, 2008, the effect of 10,963 shares of common stock related to the Company’s Convertible Notes, the effect of the convertible note hedge to purchase 10,963 shares of common stock and the warrants sold to purchase 10,963 shares of the Company’s common stock were not included in the computation of dilutive earnings per share because the Company incurred a loss from operations and, as a result, the impact would be anti-dilutive.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(19) Metal Reclamation
     During the first quarter of 2008, the Company recognized $3,700 of income related to a pricing reconciliation of metal reclamation activity attributable to a single vendor. As a result of the pricing reconciliation, the Company discovered that the vendor had inaccurately compensated the Company for gold reclamations over the last several years.
(20) Reconciliation to International Financial Reporting Standards
     The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) which differs in some significant respects from International Financial Reporting Standards as promulgated by the International Accounting Standards Board (IFRS).
     The effect on the Company’s financial information arising from significant differences between U.S. GAAP and IFRS is as follows:

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

		At December 31,
		2008			2007
		Unadjusted			Unadjusted
		U.S. GAAP		IFRS	U.S. GAAP		IFRS
		balance	IFRS	balance	balance	IFRS	balance
		sheet	adjustments	sheet	sheet	adjustments	sheet
		(in U.S. Dollars and in thousands)
ASSETS
Current assets:
Cash and cash equivalents		$148,465	—	$148,465	$18,681	—	$18,681
Short-term investments		3,657	—	3,657	—	—	—
Accounts receivable, net		115,232	—	115,232	118,581	—	118,581
Inventories		71,011	—	71,011	65,675	—	65,675
Prepaid expenses and other current assets		2,581	—	2,581	3,665	—	3,665
Income taxes receivable		3,432	—	3,432	2,237	—	2,237
Asset held for sale		3,250	—	3,250	5,000	—	5,000
Deferred income taxes	(d)	5,502	$(5,502)	—	6,097	$(6,097)	—

Total current assets		353,130		347,628	219,936		213,839

Property, plant and equipment		114,931	—	114,931	123,647	—	123,647
Debt issuance costs, net	(a)	4,044	(4,044)	—	2,195	(2,195)	—
Long-term derivative	(c)	—	1,802	1,802	—	—	—
Deferred income taxes	(b), (c), (d)	34,329	(3,652)	30,677	—	4,852	4,852
Goodwill		14,149	—	14,149	130,126	—	130,126
Definite-lived intangibles		18,330	—	18,330	22,128	—	22,128
Deposits and other non-current assets		1,327	—	1,327	766	—	766

		$540,240		$528,844	$498,798		$495,358

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

			At December 31,
			2008			2007
			Unadjusted			Unadjusted
			U.S. GAAP		IFRS	U.S. GAAP		IFRS
			balance	IFRS	balance	balance	IFRS	balance
			sheet	adjustments	sheet	sheet	adjustments	sheet
			(in U.S. Dollars and in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable			$48,750	—	$48,750	$53,632	—	$53,632
Accrued salaries, wages and benefits	(b	)	21,596	$(14)	21,582	21,601	$284	21,885
Current portion long-term debt			—	—	—	40,000	—	40,000
Other accrued expenses			2,422	—	2,422	5,864	—	5,864

Total current liabilities			72,768		72,754	121,097		121,381

Convertible senior notes	(a),	(c)	134,914	431	135,345	—	—	—
Long-term debt, less current portion	(a	)	—	—	—	45,000	(2,195)	42,805
Deferred income taxes	(d	)	—	—	—	1,688	(1,688)	—
Long-term derivative	(c	)	—	2,246	2,246	—	—	—
Other long-term liabilities			2,522	—	2,522	2,419	—	2,419

Total long-term liabilities			137,436		140,113	49,107		45,224

Stockholders’ equity:
Common stock			43	—	43	42	—	42
Additional paid-in capital	(b),	(c)	209,401	(24,260)	185,141	173,365	3,131	176,496
Retained earnings	(b),	(c)	117,426	10,201	127,627	154,337	(2,972)	151,365
Accumulated other comprehensive income			3,166	—	3,166	850	—	850

Total stockholders’ equity			330,036		315,977	328,594		328,753

			$540,240		$528,844	$498,798		$495,358

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

			For the year ended December 31,
			2008			2007
			Unadjusted			Unadjusted
			U.S. GAAP		IFRS	U.S. GAAP		IFRS
			statement of	IFRS	statement of	statement of	IFRS	statement of
			operations	adjustments	operations	operations	adjustments	operations
			(in U.S. Dollars and in thousands)
Net Sales			$680,981	—	$680,981	$669,458	—	$669,458
Cost of goods sold	(b	)	543,993	$247	544,240	539,289	$501	539,790

Gross profit			136,988		136,741	130,169		129,668

Operating expenses:
Selling and marketing	(b	)	30,436	100	30,536	29,835	152	29,987
General and administrative	(b	)	33,003	383	33,386	32,628	1,031	33,659
Amortization of definite-lived intangibles			3,799	—	3,799	4,126	—	4,126
Impairment of goodwill and long-lived assets			123,322	—	123,322	—	—	—
Metal reclamation			(3,700)	—	(3,700)	—	—	—

Total operating expenses			186,860		187,343	66,589		67,772

Operating (loss) income			(49,872)		(50,602)	63,580		61,896

Other income (expense):
Interest expense	(c	)	(11,065)	268	(10,797)	(13,828)	—	(13,828)
Interest income			1,370	—	1,370	1,379	—	1,379
Other, net	(c	)	(1,804)	24,340	22,536	137	—	137

Total other (expense) income, net			(11,499)		13,109	(12,312)		(12,312)

(Loss) income before income taxes			(61,371)		(37,493)	51,268		49,584
Income tax benefit (provision)	(b),	(c)	24,460	(10,705)	13,755	(16,585)	255	(16,330)

Net (loss) income			$(36,911)		$(23,738)	$34,683		$33,254

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Notes to the financial information prepared in accordance with IFRS:
(a) Debt issuance costs
     Under U.S. GAAP, debt issuance costs directly attributable to the issuance of a financial instrument are capitalized as an asset and subsequently amortized to expense over the period of the underlying financial instrument using the effective interest method, adjusted to give effect to any early repayments. IFRS requires that transaction costs directly attributable to the issuance of a financial instrument should be included in the initial measurement of the instrument and subsequently amortized to expense over the period of the underlying financial instrument using the effective interest method, adjusted to give effect to any early repayments. Accordingly, a reclassification was reflected to present debt issuance costs as a component of the underlying financial instruments.
(b) Share based payments
     U.S. GAAP allows share based compensation expense to be recognized on a straight line or graded vesting basis when grants have multiple vesting periods. The Company utilizes the straight line basis and recognizes share based compensation expense evenly over the service period. Additionally, employer payroll taxes recognized associated with share based compensation are estimated based on a percentage of the straight line compensation expense with adjustments at time of exercise or release of shares. Deferred taxes and income tax benefits related to share based compensation are calculated by applying the current period’s effective tax rate to the amount of share based compensation expense recognized each period with adjustments resulting from cancellation, forfeiture, exercise or release of shares.
     IFRS requires share based compensation expense to be recognized on a graded vesting basis whereby a portion of the current and future installments are recognized as expense in proportion to the services performed. Associated employer payroll taxes are recognized at the end of each reporting period using the closing stock price. Deferred taxes and income tax benefits related to share based compensation are calculated based on the amount of tax deduction to which the Company will be entitled, which is estimated at each reporting period based on the information available at the reporting date, including share price, exercise year and exercise price and number of awards expected to be exercised or released.
     Accordingly, share based compensation expense, employer payroll taxes and related deferred tax assets have been adjusted to meet IFRS requirements.
(c) Convertible senior note embedded conversion option, call options and warrants
     Under U.S. GAAP, the Company accounts for its convertible debt by separately accounting for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, in connection with the issuance of the Convertible Notes, the Company entered into a convertible note hedge and a warrant transaction with respect to the Company’s common stock which were recorded in equity as adjustments to additional paid-in-capital.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Under IFRS, financial instruments with cash settlement options and other derivative characteristics, such as the Company’s Convertible Notes, are bifurcated into a debt and derivative component. Additionally, financial instruments, such as the Company’s convertible note hedge and warrant transaction, which are settled in the Company’s own equity with variable share settlement provisions, are classified as derivatives. Derivatives are recognized as either assets or liabilities in the balance sheet at their respective fair values.
     Accordingly, the Company’s convertible debt, convertible note hedge, and warrant transaction have been adjusted to meet IFRS requirements.
(d) Presentation of deferred income taxes
     Under U.S. GAAP, deferred taxes are classified as either current or non-current according to the classification of the related asset or liability giving rise to the temporary difference. Under IFRS, deferred taxes are classified as non-current, even though it may be expected that some part of the tax balance will reverse within 12 months of the reporting date. Accordingly, a reclassification was reflected to present deferred taxes as non-current.
(21) Subsequent Event
     On January 15, 2009, the Company announced its plan to close its Redmond, Washington facility and lay off approximately 370 employees at this site. In addition, the Company laid off about 140 employees at various other U.S. facilities. As a result, the Company expects to record approximately $2,800 in separation and other exit costs related to this restructuring primarily in the first quarter of 2009. In addition to transferring assets to other sites, the Company expects to sell some of the Redmond facility property, plant and equipment. The plant closure and headcount reductions are primarily due to the global economic downturn, which has weakened demand for commercial PCBs.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Report of Independent Registered Public Accounting Firm
The Board of Directors
TTM Technologies, Inc.:
     We have reviewed the condensed consolidated balance sheet of TTM Technologies, Inc. and subsidiaries (the Company) as of September 28, 2009, and the related condensed consolidated statements of operations and cash flows for the nine-month periods ended September 28, 2009 and September 29, 2008. These condensed consolidated financial statements are the responsibility of the Company’s management.
     We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
     Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Salt Lake City, Utah
United States of America
November 6, 2009, except for Note 16 entitled “Reconciliation to International Financial Reporting Standards” as to which the date is February 4, 2010.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Balance Sheet
As of September 28, 2009
(Unaudited)
(In U.S. Dollars and in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$199,318
Short-term investments	1,419
Accounts receivable, net of allowances of $5,065	95,897
Inventories	61,722
Prepaid expenses and other current assets	2,427
Income taxes receivable	4,951
Assets held for sale	10,000
Deferred income taxes	6,358

Total current assets	382,092

Property, plant and equipment, net of accumulated depreciation of $105,289	89,353
Debt issuance costs, net	3,672
Deferred income taxes	34,580
Goodwill	14,120
Definite-lived intangibles, net of accumulated amortization of $20,135	16,000
Deposits and other non-current assets	3,068

$542,885

See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Balance Sheet (continued)
As of September 28, 2009
(Unaudited)
(In U.S. Dollars and in thousands, except per share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$37,392
Accrued salaries, wages and benefits	21,716
Other accrued expenses	3,860

Total current liabilities	62,968

Convertible senior notes, net of discount	138,601
Other long-term liabilities	4,484

Total long-term liabilities	143,085

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock, $0.001 par value; 100,000 shares authorized, 43,159 shares issued and outstanding	43
Additional paid-in capital	213,749
Retained earnings	119,916
Accumulated other comprehensive income	3,124

Total stockholders’ equity	336,832

$542,885

See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Statements of Operations
For the Three Quarters Ended September 28, 2009 and September 29, 2008
(Unaudited)
(In U.S. Dollars and in thousands, except per share data)

		As Adjusted
		Note 2
	September 28,	September 29,
	2009	2008
Net sales	$432,552	$516,065
Cost of goods sold	357,017	409,596

Gross profit	75,535	106,469

Operating (income) expenses:
Selling and marketing	20,037	23,016
General and administrative	25,460	25,315
Amortization of definite-lived intangibles	2,580	2,848
Restructuring charges	5,009	—
Impairment of long-lived assets	10,636	—
Metal reclamation	—	(3,700)

Total operating expenses	63,722	47,479

Operating income	11,813	58,990

Other income (expense):
Interest expense	(8,396)	(8,288)
Interest income	356	1,147
Other, net	96	(1,388)

Total other expense, net	(7,944)	(8,529)

Income before income taxes	3,869	50,461
Income tax provision	(1,379)	(18,184)

Net income	$2,490	$32,277

Basic earnings per share	$0.06	$0.76

Diluted earnings per share	$0.06	$0.75

See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Statements of Cash Flows
For the Three Quarters Ended September 28, 2009 and September 29, 2008
(Unaudited)
(In U.S. Dollars and in thousands)

		As Adjusted
		Note 2
	September 28,	September 29,
	2009	2008
Cash flows from operating activities:
Net income	$2,490	$32,277
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	14,491	15,903
Amortization of definite-lived intangible assets	2,678	2,936
Amortization of convertible notes debt discount and debt issuance costs	4,059	4,106
Non-cash interest imputed on other long-term liabilities	112	94
Income tax benefit from restricted stock units released and common stock options exercised	(17)	(217)
Deferred income taxes	(1,078)	4,772
Stock-based compensation	4,698	3,861
Impairment of long-lived assets	10,636	—
Net loss on sale of property, plant and equipment	84	147
Changes in operating assets and liabilities:
Accounts receivable, net	19,292	4,478
Inventories	9,273	(10,761)
Prepaid expenses and other current assets	154	(439)
Income taxes receivable	(2,165)	2,237
Accounts payable	(10,129)	(8,416)
Accrued salaries, wages and benefits and other accrued expenses	2,717	1,913

Net cash provided by operating activities	57,295	52,891

See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Statements of Cash Flows (continued)
For the Three Quarters Ended September 28, 2009 and September 29, 2008
(Unaudited)
(In U.S. Dollars and in thousands)

		As Adjusted
		Note 2
	September 28,	September 29,
	2009	2008
Cash flows from investing activities:
Purchase of property, plant and equipment and equipment deposits	(9,301)	(12,213)
Proceeds from sale of property, plant and equipment	663	136
Purchase of licensing agreement	(350)	—
Redesignation of cash and cash equivalents to short-term investments	—	(19,522)
Proceeds from redemption of short-term investments	2,238	—

Net cash used in investing activities	(6,750)	(31,599)

Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes	—	175,000
Principal payments on long-term debt	—	(85,000)
Proceeds from exercise of common stock options	297	2,421
Payment of debt issuance costs	—	(5,751)
Proceeds from warrants	—	26,197
Payment of convertible note hedge	—	(38,257)
Excess income tax benefit from restricted stock units released and common stock options exercised	17	217

Net cash provided by financing activities	314	74,827

Effect of foreign currency exchange rates on cash and cash equivalents	(6)	670

Net increase in cash and cash equivalents	50,853	96,789
Cash and cash equivalents at beginning of period	148,465	18,681

Cash and cash equivalents at end of period	$199,318	$115,470

Supplemental cash flow information:
Cash paid for interest	$2,855	$3,169
Cash paid for income taxes	3,331	10,905
See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Consolidated Condensed Statements of Cash Flows (continued)
For the Three Quarters Ended September 28, 2009 and September 29, 2008
(Unaudited)
(In U.S. Dollars and in thousands)
Supplemental disclosures of non-cash investing and financing activities:
     During the second quarter in 2009, the Company commenced the process of selling the buildings at its Redmond, Washington production facility and as a result classified such assets to assets held for sale. See Note 7.
     As of September 28, 2009 and September 29, 2008, accrued purchases of equipment totaled $272 and $1,964, respectively.
     The Company recognized an unrealized loss on derivative instruments of $108, net of tax, for the three quarters ended September 29, 2008.
See accompanying notes to consolidated condensed financial statements.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
TTM TECHNOLOGIES, INC.
Notes to Consolidated Condensed Financial Statements
(unaudited)
(Dollars and shares in U.S. Dollars and in thousands, except per share data)
(1) Nature of Operations and Basis of Presentation
     TTM Technologies, Inc. (the Company or TTM) is a manufacturer of complex printed circuit boards (PCBs) used in sophisticated electronic equipment and provides backplane and sub-system assembly services for both standard and specialty products in defense and commercial operations. The Company sells to a variety of customers located both within and outside of the United States of America. The Company’s customers include both original equipment manufacturers (OEMs) and electronic manufacturing services (EMS) companies. The Company’s OEM customers often direct a significant portion of their purchases through EMS companies.
     The accompanying consolidated condensed financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These consolidated condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position, the results of operations and cash flows of the Company for the periods presented. It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s most recent Annual Report on Form 10-K. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated condensed financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company uses a 13-week fiscal quarter accounting period with the first quarter ending on the Monday closest to April 1 and the fourth quarter always ending on December 31. The three quarters ended September 28, 2009 and September 29, 2008 contained 271 and 273 days, respectively.
     In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (ASC). The ASC became the single source of authoritative, nongovernmental generally accepted accounting principles (GAAP) in the United States, other than guidance issued by the SEC. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC did not have a material impact on the Company’s financial statements.
     Certain reclassifications of prior year amounts have been made to conform to the current year presentation. Beginning in the second quarter of 2009, the Company reports gains and losses from the

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
sale or disposal of property, plant and equipment as a component of general and administrative expenses in the consolidated condensed statements of operations. Prior to the second quarter 2009, the gains and losses from the sale or disposal of property, plant and equipment were included as a component of cost of goods sold.
(2) Change in Method of Accounting for Convertible Senior Notes
     On January 1, 2009, the Company adopted new authoritative guidance for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) by separately accounting for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company has retrospectively applied this method of accounting back to the issuance date of convertible debt, which for the Company was May 2008. The impact of the retrospective application on the statement of operations for the three quarters ended September 29, 2008 is summarized below:

			Adjusted as a
			result of the
			change in
	As Originally	Effect of	accounting
	Reported	Change	method
	(in thousands, except per share data)
Cost of goods sold	$409,590	$6	$409,596
Interest expense	(6,679)	(1,609)	(8,288)
Income tax provision	(18,802)	618	(18,184)
Net income	33,274	(997)	32,277
Basic earnings per share	$0.78	$(0.02)	$0.76
Diluted earnings per share	$0.77	$(0.02)	$0.75
     Further, the change in accounting method increased interest expense by approximately $3,392, decreased net income by $2,109 and decreased basic and dilutive earnings per share by $0.05 for the three quarters ended September 28, 2009.
(3) Short-Term Investments
     Short-term investments are comprised of an investment in The Reserve Primary Fund (Primary Fund), a money market fund that has suspended redemptions and is being liquidated. The Company records these investments as trading securities and at fair market value.
     The Company has requested redemption of its remaining investment in the Primary Fund and during the three quarters ended September 28, 2009 received an additional distribution of funds in the amount of $2,238. The Company expects continued distribution to occur as the Primary Fund’s assets mature or are sold. The Company expects to recover the remaining carrying value in the Primary Fund as of September 28, 2009. The Company classified its investment in the Primary Fund as a short-term investment on the Company’s consolidated condensed balance sheet at September 28, 2009. At September 28, 2009, the fair value of the Company’s remaining investment in the Primary Fund was $1,419. See Note 8.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Subsequent to September 28, 2009, the Company received an additional distribution of funds in the amount of $393.
(4) Inventories
     Inventories as of September 28, 2009 consist of the following:

September 28,
2009
(In thousands)
Raw materials	$22,418
Work-in-process	32,364
Finished goods	6,940

$61,722

(5) Convertible Senior Notes
     In May 2008, the Company issued 3.25% Convertible Senior Notes (Convertible Notes) due May 15, 2015, in a public offering for an aggregate principal amount of $175,000. The Convertible Notes bear interest at a rate of 3.25% per annum. Interest is payable semiannually in arrears on May 15 and November 15 of each year, beginning November 15, 2008. The Convertible Notes are senior unsecured obligations and rank equally to the Company’s future unsecured senior indebtedness and senior in right of payment to any of the Company’s future subordinated indebtedness. The liability and equity components of the Convertible Notes are separately accounted for as described in Note 2.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company received proceeds of $169,249 after the deduction of offering expenses of $5,751 upon issuance of the Convertible Notes. The Company has allocated the Convertible Notes offering costs to the liability and equity components in proportion to the allocation of proceeds and accounted for them as debt issuance costs and equity issuance costs, respectively. At September 28, 2009 the following summarizes the liability and equity components of the Convertible Notes:

September 28,
2009
(In thousands)
Liability components:
Convertible Notes	$175,000
Less: Convertible Notes unamortized discount	(36,399)

Convertible Notes, net of discount	$138,601

Equity components:
Additional paid-in capital:
Embedded conversion option — Convertible Notes	$43,000
Embedded conversion option — Convertible Notes issuance costs	(1,413)

$41,587

     At September 28, 2009 remaining unamortized debt issuance costs included in other non-current assets were $3,672 and are being amortized to interest expense over the term of the Convertible Notes. At September 28, 2009 the remaining amortization period for the unamortized Convertible Note discount and debt issuance costs was 5.63 years.
     Additionally, the Company recognized total interest expense, before consideration of capitalized interest, on the Convertible Notes in the amount of $8,325 and $4,048 for the three quarters ended September 28, 2009 and September 29, 2008, respectively. The components of interest are as follows:

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
	(In thousands)
Contractual coupon interest	$4,266	$2,138
Amortization of Convertible Notes debt discount	3,687	1,735
Amortization of debt issuance costs	372	175

	$8,325	$4,048

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Conversion
     At any time prior to November 15, 2014, holders may convert their Convertible Notes into cash and, if applicable, into shares of the Company’s common stock based on a conversion rate of 62.6449 shares of the Company’s common stock per $1 principal amount of Convertible Notes, subject to adjustment, under the following circumstances: (1) during any calendar quarter beginning after June 30, 2008 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day of such preceding calendar quarter; (2) during the five business day period after any 10 consecutive trading day period in which the trading price per note for each day of that 10 consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in the prospectus supplement. As of September 28, 2009, none of the conversion criteria had been met.
     On or after November 15, 2014 until the close of business on the third scheduled trading day preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, for each $1 principal amount of notes, the Company will pay cash for the lesser of the conversion value or $1 and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 60 trading day observation period. Additionally, in the event of a fundamental change as defined in the prospectus supplement, or other conversion rate adjustments such as share splits or combinations, other distributions of shares, cash or other assets to stockholders, including self-tender transactions (Other Conversion Rate Adjustments), the conversion rate may be modified to adjust the number of shares per $1 principal amount of the notes.
     The maximum number of shares issuable upon conversion, including the effect of a fundamental change and subject to Other Conversion Rate Adjustments, would be 13,978.
Note Repurchase
     The Company is not permitted to redeem the Convertible Notes at any time prior to maturity. In the event of a fundamental change or certain default events, as defined in the prospectus supplement, holders may require the Company to repurchase for cash all or a portion of their Convertible Notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest.
Convertible Note Hedge and Warrant Transaction
     In connection with the issuance of the Convertible Notes, the Company entered into a convertible note hedge and warrant transaction (Call Spread Transaction), with respect to the Company’s common stock. The convertible note hedge, which cost an aggregate $38,257 and was recorded, net of tax, as a reduction of additional paid-in capital, consists of the Company’s option to purchase up to 10,963 common stock shares at a price of $15.96 per share. This option expires on May 15, 2015 and can only be executed upon the conversion of the above mentioned Convertible Notes. Additionally, the Company sold warrants to purchase 10,963 shares of the Company’s common stock at a price of

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
$18.15. This warrant transaction expires on August 17, 2015. The proceeds from the sale of warrants of $26,197 was recorded as an addition to additional paid-in capital. The Call Spread Transaction has no effect on the terms of the Convertible Notes and reduces potential dilution by effectively increasing the conversion price of the Convertible Notes to $18.15 per share of the Company’s common stock.
(6) Comprehensive Income
     The components of accumulated other comprehensive income generally include foreign currency translation adjustments and unrealized gains and losses on effective cash flow hedges. The computation of comprehensive income was as follows:

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
	(In thousands)
Net income	$2,490	$32,277
Other comprehensive income:
Foreign currency translation adjustments, net of tax (benefit) of $(26) and $1,026 for the three quarters ended September 28, 2009 and September 29, 2008, respectively	(42)	1,726
Unrealized loss on effective cash flow hedges, net of tax benefit of $64 for the three quarters ended September 29, 2008	—	(108)
Less: reclassification adjustment for losses realized in net earnings net of tax of $442 for the three quarters ended September 29, 2008	—	752

Net	—	644

Total other comprehensive income (loss), net of tax	(42)	2,370

Comprehensive income	$2,448	$34,647

(7) Restructuring Charges and Impairment of Long-lived Assets
     On January 15, 2009, the Company announced its plan to close its Redmond, Washington facility and lay off approximately 370 employees at this site. In addition, the Company laid off about 140 employees at various other U.S. facilities on January 15, 2009. On September 1, 2009, the Company announced its plan to close its Hayward and Los Angeles, California facilities and lay off approximately 340 employees. The Company has recorded $5,009 consisting of $4,271 for the PCB Manufacturing segment and $738 for the Backplane Assembly segment, in separation costs related to these restructurings for the three quarters ended September 28, 2009, respectively. These separation charges have been classified as restructuring charges in the consolidated condensed statement of operations. As of September 28, 2009, $2,227 of accrued separation costs remain for approximately

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
317 employees yet to be separated. The Company expects the remaining employees to be separated and remaining accrued restructuring costs to be paid by the first quarter of 2010. Accrued restructuring costs are included as a component of accrued salaries, wages and benefits in the consolidated condensed balance sheet.
     Additionally, the Company expects to incur contract termination costs ranging from $1,000 to $2,000 related to closures of its leased manufacturing facilities between fourth quarter of 2009 and first quarter of 2010. The estimated contract termination costs relate primarily to the PCB Manufacturing segment.
     The below table shows the utilization of the accrued restructuring costs during the three quarters ended September 28, 2009:

(In thousands)
Accrued at December 31, 2008	$—
Estimated severance charges	5,009
Amount paid	(2,782)

Accrued at September 28, 2009	$2,227

     The Company recorded the impairment of certain long-lived assets, including assets held for sale, for its Redmond, Washington, Dallas, Oregon, and two California facilities in the amount of $10,636 for the three quarters ended September 28, 2009. The impairment for the Redmond, Washington and the two California facilities of $8,386 for the three quarters ended September 28, 2009, is directly related to facility closures and consisted of buildings and machinery and equipment. Additionally, during the three quarters ended September 28, 2009, the Company reduced the carrying value of the Dallas, Oregon facility, which is classified as an asset held for sale, by $2,250 to record the estimated fair value less costs to sell given current market conditions. These charges are presented as impairment of long-lived assets in the Company’s consolidated condensed statement of operations. The Redmond, Washington and Los Angeles, California facilities are part of the Company’s PCB Manufacturing segment, while the Hayward, California facility is part of the Backplane Assembly segment.
     During the second quarter 2009, the Company also commenced the process of selling the buildings at the Redmond, Washington facility and therefore classified $9,000, representing the lesser of carrying value or fair value less costs to sell, to assets held for sale, (Note 8).

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(8) Fair Value Measures
Fair Value of Financial Instruments
     During the second quarter of 2009, the Company adopted new authoritative guidance requiring disclosures about the fair value of financial instruments for interim reporting periods.
     The carrying amount and estimated fair value of the Company’s financial instruments at September 28, 2009 was as follows:

	September 28, 2009
	Carrying	Fair
	Amount	Value
	(In thousands)
Short-term investments	$1,419	$1,419
Convertible senior notes	138,601	172,847
     The fair value of the convertible senior notes was estimated based on quoted market prices at the end of the reporting period.
Fair Value Measures
     The Company measures at fair value its financial and non-financial assets by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, essentially an exit price, based on the highest and best use of the asset or liability. The levels of the fair value hierarchy are:
     Level 1 — Quoted market prices in active markets for identical assets or liabilities;
     Level 2 — Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs); and
     Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting unit to develop its own assumptions.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     At September 28, 2009, the following financial asset was measured at fair value on a recurring basis using the type of inputs shown:

		Fair Value Measurements Using:
	September 28,	Level 1	Level 2	Level 3
	2009	Inputs	Inputs	Inputs
	(In thousands)
Short-term investments	$1,419	—	—	$1,419
     The Company values its short-term investments using some market data, specific management assumptions and other relevant information generated by market transactions involving identical or similar comparable investments.
     The changes in financial assets classified as Level 3 inputs as of September 28, 2009 were as follows:

(In thousands)
Fair Value Measurement using Significant Unobservable Inputs (Level 3)
Beginning balance at December 31, 2008	$3,657
Transfers to level 3	—
Settlement	(2,238)
Changes in fair value included in earnings	—

Ending balance at September 28, 2009	$1,419

     The majority of the Company’s non-financial instruments, which include goodwill, intangible assets, inventories, and property, plant and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for goodwill) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of its historical cost or its fair value.
     During the three quarters ended September 28, 2009, the Company reviewed for impairment the carrying value of the Redmond, Washington, Hayward and Los Angeles, California production facilities’ assets that may not be recoverable as a result of the closure of the facilities. The Company also reviewed for impairment its Dallas, Oregon facility, which is classified as an asset held for sale. The Company evaluates regularly whether events and circumstances have occurred that indicate possible impairment and relies on a number of factors, including operating results, business plans, economic projections, and anticipated future cash flows. During the three quarters ended September 28, 2009, the Redmond, Washington, and two California facilities were impaired by $8,386 and the carrying value of such assets were reduced to their fair value. Because the primary determination of fair value was management’s review of current auction rates of similar assets, the resulting fair value is considered a Level 2 input.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Additionally, assets held for sale, consisting of buildings at the Company’s Dallas, Oregon and Redmond, Washington facilities, are carried at the lesser of carrying value or fair value less costs to sell. During the three quarters ended September 28, 2009, the Dallas, Oregon facility was impaired by $2,250 and the carrying value of this asset was reduced to its fair value. Fair value is remeasured on a periodic basis and is primarily determined using appraisals and comparable prices of similar assets, which are considered to be Level 2 inputs.
(9) Commitments and Contingencies
Legal Matters
     Prior to the Company’s acquisition of Tyco Printed Circuit Group LP (PCG) in October 2006, PCG made legal commitments to the U.S. Environmental Protection Agency (U.S. EPA) and the State of Connecticut regarding settlement of enforcement actions against the PCG operations in Connecticut. On August 17, 2004, PCG was sentenced for Clean Water Act violations and was ordered to pay a $6,000 fine and an additional $3,700 to fund environmental projects designed to improve the environment for Connecticut residents. In September 2004, PCG agreed to a stipulated judgment with the Connecticut Attorney General’s office and the Connecticut Department of Environmental Protection (Connecticut DEP) under which PCG paid a $2,000 civil penalty and agreed to implement capital improvements of $2,400 to reduce the volume of rinse water discharged from its manufacturing facilities in Connecticut. The obligations to the U.S. EPA were completed as of July 1, 2009. The Connecticut DEP obligation involves the installation of rinse water recycling systems at the Stafford, Connecticut facilities. As of September 28, 2009, one recycling system was completed and placed into operation, and approximately $661 remains to be expended in the form of capital improvements to meet the second rinse water recycling system requirement. The Company has assumed these legal commitments as part of its purchase of PCG. Failure to meet either commitment could result in further costly enforcement actions.
     The Company is subject to various other legal matters, which it considers normal for its business activities. While the Company currently believes that the amount of any ultimate potential loss for known matters would not be material to the Company’s financial condition, the outcome of these actions is inherently difficult to predict. In the event of an adverse outcome, the ultimate potential loss could have a material adverse effect on the Company’s financial condition or results of operations in a particular period. The Company has accrued amounts for its loss contingencies which are probable and estimable at September 28, 2009.
Environmental Matters
     The process to manufacture PCBs requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company is involved in various stages of investigation and cleanup related to environmental remediation at various production sites. The Company currently estimates that it will incur total remediation costs of $913 over the next 12 to 84 months related to three Connecticut production sites and one Washington production site.
     For the Connecticut production sites, the Company is in various stages of investigation and cleanup related to environmental remediation matters for two of the sites and is investigating a third site. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. The third Connecticut site is being investigated under Connecticut’s Land Transfer Act. The Company concluded that it was probable that it would incur remedial costs for these sites of approximately $776 as of September 28, 2009 the liability for which is included in other long-term liabilities. This accrual was discounted at 8% per annum based on the Company’s best estimate of the liability, which the Company estimated as ranging from $839 to $1,274 on an undiscounted basis.
     For the Washington production site, the Company discovered copper contamination in the soil and groundwater that exceeded state and city standard levels. The Company engaged a consultant to investigate the underlying soil and groundwater and determined that such contamination was limited. The contaminated soil was removed and groundwater treatment installed as of September 28, 2009. The Company is taking voluntary cleanup actions to remediate both the soil and groundwater and has a remaining accrual of $137 for such remediation costs as of September 28, 2009.
     The liabilities recorded do not take into account any claims for recoveries from insurance or third parties and none are anticipated. These costs are mostly comprised of estimated consulting costs to evaluate potential remediation requirements, completion of the remediation, and monitoring of results achieved. As of September 28, 2009, the Company anticipates paying these costs ratably over the next 12 to 84 months, which timeframes vary by site. Subject to the imprecision in estimating future environmental remediation costs, the Company does not expect the outcome of the environmental remediation matters, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations, or cash flows.
Standby Letters of Credit
     The Company maintains two letters of credit: a $1,000 standby letter of credit expiring February 28, 2010 related to the lease of one of its production facilities and a $764 standby letter of credit expiring December 31, 2009 associated with its insured workers compensation program.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(10) Earnings Per Share
     The following is a reconciliation of the numerator and denominator used to calculate basic earnings per share and diluted earnings per share for the quarter and three quarters ended September 28, 2009 and September 29, 2008:

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
	(In thousands, except per share
	amounts)
Net income	$2,490	$32,277

Weighted average shares outstanding	43,048	42,637
Dilutive effect of stock options and restricted stock units	410	362

Diluted shares	43,458	42,999

Earnings per share:
Basic	$0.06	$0.76

Dilutive	$0.06	$0.75

     Stock options and restricted stock units to purchase 2,223 and 1,848 shares of common stock for the three quarters ended September 28, 2009 and September 29, 2008, respectively, were not considered in calculating diluted earnings per share because the options’ exercise price or the total expected proceeds under the treasury stock method for stock options or restricted stock units was greater than the average market price of common shares during those periods and, therefore, the effect would be anti-dilutive.
     Additionally, for the three quarters ended September 28, 2009, the effect of 10,963 shares of common stock related to the Company’s Convertible Notes and the effect of 21,926 warrants to purchase shares of the Company’s common stock were not included in the computation of dilutive earnings per share because the conversion price of the Convertible Notes and the strike price of the warrants to purchase the Company’s common stock were greater than the average market price of common shares during those periods and, therefore, the effect would be anti-dilutive.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(11) Stock-Based Compensation
     Stock-based compensation expense is recognized in the accompanying consolidated condensed statements of operations as follows:

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
	(In thousands)
Cost of goods sold	$1,263	$1,011
Selling and marketing	413	307
General and administrative	3,022	2,543

Stock-based compensation expense recognized	4,698	3,861
Income tax benefit recognized	(1,602)	(1,339)

Total stock-based compensation expense after income taxes	$3,096	$2,522

     The Company granted 83 and 110 stock option awards during the three quarters ended September 28, 2009 and September 29, 2008, respectively, with an estimated weighted average fair value per share option of $4.52 and $6.81, respectively. The fair value for stock options granted is calculated using the Black-Scholes option-pricing model on the date of grant. For the three quarters ended September 28, 2009 and for the three quarters ended September 29, 2008, the following assumptions were used in determining the fair value:

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
Risk-free interest rate	2.4%	2.9%
Dividend yield	—	—
Expected volatility	60%	69%
Expected term in months	66	66
     The Company determines the expected term of its stock option awards separately for employees and directors based on a periodic review of its historical stock option exercise experience. This calculation excludes pre-vesting forfeitures and uses assumed future exercise patterns to account for option holders’ expected exercise and post-vesting termination behavior for outstanding stock options over their remaining contractual terms. Expected volatility is calculated using the Company’s historical stock price to calculate expected volatility over the expected term of each grant. The risk-free interest rate for the expected term of each option granted is based on the U.S. Treasury yield curve in effect at the time of grant. As of September 28, 2009, $1,427 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 0.7 years.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Additionally, the Company granted 684 and 504 restricted stock units for the three quarters ended September 28, 2009 and September 29, 2008, respectively. The units granted were estimated to have a weighted-average fair value per unit of $4.54 and $11.46 for the three quarters ended September 28, 2009 and September 29, 2008, respectively. The fair value for restricted stock units granted during the period is based on the closing share price on the date of grant. As of September 28, 2009, $5,473 of total unrecognized compensation cost related to restricted stock units is expected to be recognized over a weighted-average period of 0.8 years.
(12) Asset Retirement Obligations
     The Company has recorded estimated asset retirement obligations related to the restoration of its leased manufacturing facilities to shell condition upon termination of the leases in place at those facilities and for removal of asbestos at its owned Stafford, Connecticut and Santa Clara, California manufacturing plants. These obligations were acquired in connection with the Company’s October 2006 acquisition of PCG. The adjustment to estimated asset retirement obligations and related assets for the Hayward and Los Angeles, California manufacturing facilities in the amount of $691 were recorded for estimated asset retirement obligations in the third quarter 2009 related to restoration of the Company’s leased manufacturing facilities to shell condition, due to changes in the expected timing and amount of cash flows. The change in estimate was recorded as an addition to the corresponding asset, which was subsequently determined to be impaired (Note 7).
     Activity related to asset retirement obligations is as follows and is included in other long-term liabilities:

(In thousands)
Asset retirement obligations at December 31, 2008	$1,384
Accretion expense	58
Adjustment to estimate	691

Asset retirement obligations at September 28, 2009	$2,133

(13) Concentration of Credit Risk
     In the normal course of business, the Company extends credit to its customers, which are concentrated primarily in the computer and electronics instrumentation and aerospace/defense industries, and some of which are located outside the United States. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company also considers the credit risk profile of the entity from which the receivable is due in further evaluating collection risk.
     As of September 28, 2009, the Company’s 10 largest customers in the aggregate accounted for 59% of total accounts receivable. If one or more of the Company’s significant customers were to become insolvent or were otherwise unable to pay for the manufacturing services provided, it would have a material adverse effect on the Company’s financial condition and results of operations.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
(14) Segment Information
     The operating segments reported below are the Company’s segments for which separate financial information is available and upon which operating results are evaluated by the chief operating decision maker on a timely basis to assess performance and to allocate resources. The Company has two reportable segments: PCB Manufacturing and Backplane Assembly. These reportable segments are each managed separately as they distribute and manufacture distinct products with different production processes. Each reportable segment operates predominantly in the same industry with production facilities that produce similar customized products for its customers and use similar means of product distribution. PCB Manufacturing fabricates printed circuit boards, and Backplane Assembly is a contract manufacturing business that specializes in assembling backplanes and sub-system assemblies.
     The Company evaluates segment performance based on operating segment income, which is operating income before amortization of intangibles. Interest expense and interest income are not presented by segment since they are not included in the measure of segment profitability reviewed by the chief operating decision maker. All inter-company transactions, including sales of PCBs from the PCB Manufacturing segment to the Backplane Assembly segment, have been eliminated.

	Three Quarters Ended
	September 28,	September 29,
	2009	2008
	(In thousands)
Net Sales:
PCB Manufacturing	$378,065	$446,304
Backplane Assembly	77,975	92,984

Total sales	456,040	539,288
Inter-company sales	(23,488)	(23,223)

Total net sales	$432,552	$516,065

Operating Segment Income:
PCB Manufacturing	$13,219	$54,765
Backplane Assembly	1,174	7,073

Total operating segment income	14,393	61,838
Amortization of intangibles	(2,580)	(2,848)

Total operating income	11,813	58,990
Total other expense	(7,944)	(8,529)

Income before income taxes	$3,869	$50,461

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     The Company’s customers include both OEMs and EMS companies. The Company’s OEM customers often direct a significant portion of their purchases through EMS companies.
     For the three quarters ended September 28, 2009, no one customer accounted for 10% of net sales. For the three quarters ended September 29, 2008, one customer accounted for approximately 13% of net sales. Sales to the Company’s 10 largest customers for the three quarters ended September 28, 2009 and September 29, 2008 were 53% and 50%, respectively. The loss of one or more major customers or a decline in sales to the Company’s major customers would have a material adverse effect on the Company’s financial condition and results of operations.
(15) Metal Reclamation
     During the three quarters ended 2008, the Company recognized $3,700 of income related to a pricing reconciliation of metal reclamation activity attributable to a single vendor. As a result of the pricing reconciliation, the Company discovered that the vendor had inaccurately compensated the Company for gold reclamations over the last several years.
(16) Reconciliation to International Financial Reporting Standards
     The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) which differs in some significant respects from International Financial Reporting Standards as promulgated by the International Accounting Standards Board (IFRS).
     The effect on the Company’s financial information arising from significant differences between U.S. GAAP and IFRS is as follows:

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

		September 28, 2009
		Unadjusted
		U.S. GAAP		IFRS
		balance	IFRS	balance
		sheet	adjustments	sheet
		(in U.S. Dollars and in thousands)
ASSETS
Current assets:
Cash and cash equivalents		$199,318	—	$199,318
Short-term investments		1,419	—	1,419
Accounts receivable, net		95,897	—	95,897
Inventories		61,722	—	61,722
Prepaid expenses and other current assets		2,427	—	2,427
Income taxes receivable		4,951	—	4,951
Asset held for sale		10,000	—	10,000
Deferred income taxes	(e)	6,358	$(6,358)	—

Total current assets		382,092		375,734

Property, plant and equipment		89,353	—	89,353
Debt issuance costs, net	(a)	3,672	(3,672)	—
Long-term derivative	(c)	—	16,595	16,595
Deferred income taxes	(b), (c), (d), (e)	34,580	2,420	37,000
Goodwill		14,120	—	14,120
Definite-lived intangibles		16,000	—	16,000
Deposits and other non-current assets		3,068	—	3,068

		$542,885		$551,870

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

		September 28, 2009
		Unadjusted
		U.S. GAAP		IFRS
		balance	IFRS	balance
		sheet	adjustments	sheet
		(in U.S. Dollars and in thousands)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$37,392	—	$37,392
Accrued salaries, wages and benefits	(b)	21,716	$409	22,125
Other accrued expenses	(d)	3,860	1,117	4,977

Total current liabilities		62,968		64,494

Convertible senior notes	(a), (c)	138,601	450	139,051
Long-term derivative	(c)	—	25,253	25,253
Other long-term liabilities		4,484	—	4,484

Total long-term liabilities		143,085		168,788

Stockholders’ equity:
Common stock		43	—	43
Additional paid-in capital	(b), (c)	213,749	(23,663)	190,086
Retained earnings	(b), (c), (d)	119,916	5,419	125,335
Accumulated other comprehensive income		3,124	—	3,124

Total stockholders’ equity		336,832		318,588

		$542,885		$551,870

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP

		For the three quarters ended
		September 28, 2009			September 29, 2008
		Unadjusted		Adjusted	Unadjusted		Adjusted
		U.S. GAAP		IFRS	U.S. GAAP		IFRS
		statement of	IFRS	statement of	statement of	IFRS	statement of
		Operations	adjustments	Operations	operations	adjustments	operations
		(in U.S. Dollars and in thousands)
Net Sales		$432,552	—	$432,552	$516,065	—	$516,065
Cost of goods sold	(b)	357,017	$(102)	356,915	409,596	$207	409,803

Gross profit		75,535		75,637	106,469		106,262

Operating expenses:
Selling and marketing	(b)	20,037	(9)	20,028	23,016	84	23,100
General and administrative	(b)	25,460	(325)	25,135	25,315	344	25,659
Amortization of definite-lived intangibles		2,580	—	2,580	2,848	—	2,848
Restructuring charges	(d)	5,009	1,117	6,126	—	—	—
Impairment of goodwill and long-lived assets		10,636	—	10,636	—	—	—
Metal reclamation		—	—	—	(3,700)	—	(3,700)

Total operating expenses		63,722		64,505	47,479		47,907

Operating (loss) income		11,813		11,132	58,990		58,355

Other income (expense):
Interest expense	(c)	(8,396)	353	(8,043)	(8,288)	159	(8,129)
Interest income		356	—	356	1,147	—	1,147
Other, net	(c)	96	(8,214)	(8,118)	(1,388)	13,676	12,288

Total other (expense) income, net		(7,944)		(15,805)	(8,529)		5,306

(Loss) income before income taxes		3,869		(4,673)	50,461		63,661
Income tax benefit (provision)	(b), (c), (d)	(1,379)	3,760	2,381	(18,184)	(5,625)	(23,809)

Net (loss) income		$2,490		$(2,292)	$32,277		$39,852

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
Notes to the financial information prepared in accordance with IFRS:
(a) Debt issuance costs
     Under U.S. GAAP, debt issuance costs directly attributable to the issuance of a financial instrument are capitalized as an asset and subsequently amortized to expense over the period of the underlying financial instrument using the effective interest method, adjusted to give effect to any early repayments in accordance with U.S. GAAP. IFRS requires that transaction costs directly attributable to the issuance of a financial instrument should be included in the initial measurement of the instrument and subsequently amortized to expense over the period of the underlying financial instrument using the effective interest method, adjusted to give effect to any early repayments. Accordingly, a reclassification was reflected to present debt issuance costs as a component of the underlying financial instruments.
(b) Share based payments
     U.S. GAAP allows share based compensation expense to be recognized on a straight line or graded vesting basis when grants have multiple vesting periods. The Company utilizes the straight line basis and recognizes share based compensation expense evenly over the service period. Additionally, employer payroll taxes recognized associated with share based compensation are estimated based on a percentage of the straight line compensation expense with adjustments at time of exercise or release of shares. Deferred taxes and income tax benefits related to share based compensation are calculated by applying the current period’s effective tax rate to the amount of share based compensation expense recognized each period with adjustments resulting from cancellation, forfeiture, exercise or release of shares.
     IFRS requires share based compensation expense to be recognized on a graded vesting basis whereby a portion of the current and future installments are recognized as expense in proportion to the services performed. Associated employer payroll taxes are recognized at the end of each reporting period using the close stock price. Deferred taxes and income tax benefits related to share based compensation are calculated based on the amount of tax deduction to which the Company will be entitled, which is estimated at each reporting period based on the information available at the reporting date, including share price, exercise year and exercise price and number of awards expected to be exercised or released.
     Accordingly, share based compensation expense, employer payroll taxes and related deferred tax assets have been adjusted to meet IFRS requirements.
(c) Convertible senior note embedded conversion option, call options and warrants
     Under U.S. GAAP, the Company accounts for its convertible debt by separately accounting for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Additionally, in connection with the issuance of the Convertible Notes, the Company entered into a convertible note hedge and a warrant transaction with respect to the Company’s common stock which were recorded in equity as adjustments to additional paid-in-capital.

APPENDIX IX	U.S. GAAP FINANCIAL INFORMATION OF THE TTM GROUP
     Under IFRS, financial instruments with cash settlement options and other derivative characteristics, such as the Company’s Convertible Notes, are bifurcated into a debt and derivative component. Additionally, financial instruments, such as the Company’s convertible note hedge and warrant transaction, which are settled in the Company’s own equity with variable share settlement provisions, are classified as derivatives. Derivatives are recognized as either assets or liabilities in the balance sheet at their respective fair values.
     Accordingly, the Company’s convertible debt, convertible note hedge, and warrant transaction have been adjusted to meet IFRS requirements.
(d) Restructuring charges
     The Company’s restructuring charges consist of employee separation costs, which have been accrued in accordance with U.S. GAAP. Additionally, under U.S. GAAP, contract termination costs are accrued at the cease-use date.
     IFRS requires accrual of all restructuring costs at the time the plan is completed and communicated and include costs such as employee separation and contract termination costs. Accordingly, an adjustment to recognized contract termination costs was reflected.
(e) Presentation of deferred income taxes
     Under U.S. GAAP, deferred taxes are classified as either current or non-current according to the classification of the related asset or liability giving rise to the temporary difference. Under IFRS, deferred taxes are classified as non-current, even though it may be expected that some part of the tax balance will reverse within 12 months of the reporting date. Accordingly, a reclassification was reflected to present deferred taxes as non-current.
(17) Subsequent Events
     During the second quarter 2009, the Company implemented the new authoritative guidance regarding accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The authoritative guidance sets forth:
•	the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.
     There were no material subsequent events which required examination or evaluation through November 6, 2009, the date the Company’s consolidated condensed financial statements were issued.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
(1) INDEBTEDNESS
     At the close of business on 31 December 2009, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular, the TTM Group had no outstanding bank borrowings. However, as of that date, the TTM Group had outstanding convertible notes with an aggregate principal balance of US$175.0 million (equivalent to approximately HK$1,356.3 million) and an aggregate balance of outstanding unsecured letters of credit of US$2.5 million (equivalent to approximately HK$19.3 million).
     Save as disclosed above, the TTM Group did not have, as at 31 December 2009, any outstanding indebtedness, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges, or loans or acceptance credits or hire purchase of finance lease commitments, guarantees or other material contingent liabilities.
     The directors of TTM have confirmed that, as at the TTM Latest Practicable Date, there has been no material change to the TTM Group’s indebtedness and contingent liability position since 31 December 2009.
(2) MATERIAL CHANGE
     The directors of TTM confirm that except for the disclosures described below, there is no material change in the financial or trading position or outlook of the TTM Group since 31 December 2008 (being the date to which the last published audited consolidated financial statements of TTM were made up) up to the TTM Latest Practicable Date:
•	the proposed acquisition of the PCB Business by TTM and the possible completion of the PCB Sale have changed the outlook of the TTM Group, as the business and operations of the TTM Group would be expanded as a result of effecting the proposed PCB Sale. Details of the PCB Sale and the PCB Business are set out in this Circular and the Form S-4;

•	the trading price of TTM’s common stock has fluctuated during the applicable period, as set forth under the heading “Stock Price Information” in the Form S-4;

•	during the applicable period, the financial condition and outlook of the TTM Group was impacted by the widespread downturn in the global economy and credit environment, as reflected in the changes in the amounts set forth in TTM’s financial statements included in the Form S-4 and in Appendix IX to this Circular, and in the additional financial information about the TTM Group included as Appendix X to this Circular; and

•	during the applicable period, TTM has closed or announced the closure of certain of its manufacturing facilities, as set forth under the heading “Summary — TTM Technologies, Inc.” in the Form S-4.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
(3) FINANCIAL AND TRADING PROSPECTS
     Other than restating its bylaws and closing certain of its production facilities, and other than engaging in activities relating to the PCB Sale, TTM has continued to carry on its business and operations in the ordinary course of business since the date of public release of its most recent audited financial statements. TTM’s directors, based on the current circumstances, do not foresee any material changes to the financial and trading prospects of TTM. In accordance with Rule 10.10 of the Takeovers Code, the preceding statements made in this subsection should not be interpreted to mean that TTM’s earnings per TTM Share will necessarily be greater than those for the preceding financial period of TTM, being its financial period ended 31 December 2008.
(4) MANAGEMENT DISCUSSION AND ANALYSIS
TTM GROUP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     This financial review presents the TTM Group’s operating results for each of its three most recent fiscal years and its financial condition at 31 December 2008. Except for historical information contained herein, the following discussion contains forward-looking statements which are subject to known and unknown risks, uncertainties and other factors that may cause the TTM Group’s actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are discussed throughout this Circular and in TTM’s SEC filings. In addition, the following review should be read in connection with the information presented in the TTM Group’s consolidated financial statements and the related notes to its consolidated financial statements.
     As discussed in Note 2 to TTM Group’s consolidated financial statements included in Appendix IX to this Circular, TTM Group’s consolidated financial statements for 2008 have been adjusted for the retrospective application of FSP APB 14-1, which has been applied to the Convertible Notes issued by TTM in May 2008. The financial information contained in the discussion below reflects only the changes described in Note 2 to TTM Group’s consolidated financial statements and does not reflect events occurring after 16 March 2009, the date of TTM’s original filing with the SEC of TTM’s Form 10-K for the year ended 31 December 2008, or modify or update those disclosures that may have been affected by subsequent events. Additionally, as discussed in Note 20 to TTM Group’s consolidated financial statements included in Appendix IX to this Circular, a footnote was added to TTM Group’s consolidated financial statements containing a reconciliation from U.S. GAAP to IFRS.
     This section is substantially extracted from TTM’s Form 8-K filed with the SEC on 15 December 2009 (U.S. time) to reflect certain required accounting adjustments and reclassifications with respect to the financial information contained in TTM’s annual report on Form 10-K for the fiscal year ended 31 December 2008 filed on 16 March 2009. All references to “$” in the following subsection of this Appendix X refer to “US$”.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
OVERVIEW
     The TTM Group is a one-stop provider of time-critical and technologically complex PCBs and backplane assemblies, which serve as the foundation of sophisticated electronic products. The TTM Group serves high-end commercial and aerospace/defense markets — including the networking/communications infrastructure, defense, high-end computing, and industrial/medical markets — which are characterized by high levels of complexity and moderate production volumes. The TTM Group’s customers include original equipment manufacturers (OEMs), electronic manufacturing services (EMS) providers, and aerospace/defense companies. The TTM Group’s time-to-market and high technology focused manufacturing services enable its customers to reduce the time required to develop new products and bring them to market.
     In 2006, the TTM Group completed the acquisition of the Tyco Printed Circuit Group business from Tyco International Ltd. The total purchase price of the acquisition was $226.8 million, excluding acquisition costs. This acquisition enhanced the TTM Group’s business in the following ways:
•	positioned it as the largest PCB fabricator in North America as well as the largest PCB fabricator in the aerospace/defense end market;

•	expanded and diversified its customer base;

•	added complementary commercial PCB fabrication facilities to its historic three commercial PCB manufacturing sites;

•	added global backplane and sub-system assembly capability;

•	entered the backplane assembly market in China with a facility in Shanghai; and

•	expanded its engineering and materials expertise.
     The TTM Group measures customers as those companies that have placed at least two orders in the preceding 12-month period. As of 31 December 2008, the TTM Group had approximately 860 customers and approximately 900 as of 31 December 2007. Sales to the TTM Group’s 10 largest customers accounted for 50% and 44% of its net sales in 2008 and 2007, respectively. The TTM Group sells to OEMs both directly and indirectly through EMS companies. Sales attributable to the TTM Group’s five largest OEM customers accounted for approximately 29% and 24% of its net sales in 2008 and 2007, respectively.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
     The following table shows the percentage of the TTM Group’s net sales attributable to each of the principal end markets it served for the periods indicated.

	Year Ended 31 December
End Markets(1)	2008	2007	2006

Networking/Communications	40%	42%	43%
Aerospace/Defense	37	30	16
Computing/Storage/Peripherals	12	14	29
Medical/Industrial/Instrumentation/Other	11	14	12

Total	100%	100%	100%

(1)	Sales to EMS companies are classified by the end markets of their OEM customers.
     For PCBs the TTM Group measures the time sensitivity of its products by tracking the quick-turn percentage of its work. The TTM Group defines quick-turn orders as those with delivery times of 10 days or less, which typically captures research and development, prototype, and new product introduction work, in addition to unexpected short-term demand among the TTM Group’s customers. Generally, the TTM Group quotes prices after it receives the design specifications and the time and volume requirements from its customers. The TTM Group’s quick-turn services command a premium price as compared to standard lead time products. Quick-turn orders decreased from approximately 15% of PCB revenue in 2007 to 12% of PCB revenue in 2008 due to higher demand for the TTM Group’s standard lead-time and high technology production services. The TTM Group also delivers a large percentage of compressed lead-time work with lead times of 11 to 20 days. The TTM Group receives a premium price for this work as well. Purchase orders may be cancelled prior to shipment. The TTM Group charges customers a fee, based on percentage completed, if an order is cancelled once it has entered production.
     The TTM Group derives revenues primarily from the sale of PCBs and backplane assemblies using customer-supplied engineering and design plans. The TTM Group recognises revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss have transferred, and collectability is reasonably assured — generally when products are shipped to the customer. Net sales consist of gross sales less an allowance for returns, which typically has been less than 2% of gross sales. The TTM Group provides its customers a limited right of return for defective PCBs and backplane assemblies. The TTM Group records an estimated amount for sales returns and allowances at the time of sale based on historical information.
     Cost of goods sold consists of materials, labor, outside services, and overhead expenses incurred in the manufacture and testing of the TTM Group’s products as well as stock-based compensation expense. Many factors affect the TTM Group’s gross margin, including capacity utilisation, product mix, production volume, and yield. The TTM Group does not participate in any significant long-term contracts with suppliers, and it believes there are a number of potential suppliers for the raw materials it uses.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
     Selling and marketing expenses consist primarily of salaries and commissions paid to the TTM Group’s internal sales force and independent sales representatives, salaries paid to its sales support staff, stock-based compensation expense as well as costs associated with marketing materials and trade shows. The TTM Group generally pays higher commissions to its independent sales representatives for quick-turn work, which generally has a higher gross profit component than standard lead-time work.
     General and administrative costs primarily include the salaries for executive, finance, accounting, information technology, facilities and human resources personnel, as well as insurance expenses, expenses for accounting and legal assistance, incentive compensation expense, stock-based compensation expense, and bad debt expense.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     The TTM Group’s consolidated financial statements included in Appendix IX to this Circular have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the TTM Group to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. The TTM Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The TTM Group has discussed the development, selection and disclosure of these estimates with the audit committee of the TTM Board. Actual results may differ from these estimates under different assumptions or conditions.
     Accounting policies for which significant judgments and estimates are made include asset valuation related to bad debts and inventory obsolescence; sales returns and allowances; impairment of long-lived assets, including goodwill and intangible assets; realizability of deferred tax assets; and determining stock-based compensation expense, self-insured reserves, asset retirement obligations and environmental liabilities. A detailed description of these estimates and the TTM Group’s policies to account for them is included in Note 2 to its consolidated financial statements included in Appendix IX to this Circular.
Allowance for Doubtful Accounts
     The TTM Group provides customary credit terms to its customers and generally does not require collateral. The TTM Group performs ongoing credit evaluations of the financial condition of its customers and maintains an allowance for doubtful accounts based upon historical collections experience and expected collectability of accounts. The TTM Group’s actual bad debts may differ from its estimates.
Inventories
     In assessing the realization of inventories, the TTM Group is required to make judgments as to future demand requirements and compare these with current and committed inventory levels. Provision is made to reduce excess and obsolete inventories to their estimated net realizable value.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
The TTM Group’s inventory requirements may change based on its projected customer demand, changes due to market conditions, technological and product life cycle changes, longer or shorter than expected usage periods, and other factors that could affect the valuation of its inventories. The TTM Group maintains certain finished goods inventories near certain key customer locations in accordance with agreements with those customers. Although this inventory is typically supported by valid purchase orders, should these customers ultimately not purchase these inventories, the TTM Group’s results of operations and financial condition would be adversely affected.
Revenue Recognition
     The TTM Group derives revenues primarily from the sale of PCBs and backplane assemblies using customer-supplied engineering and design plans and recognises revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss have transferred, and collectability is reasonably assured — generally when products are shipped to the customer. The TTM Group provides its customers a limited right of return for defective PCBs and backplane assemblies. The TTM Group accrues an estimated amount for sales returns and allowances at the time of sale based on historical information. To the extent actual experience varies from the TTM Group’s historical experience, revisions to these allowances may be required.
Long-lived Assets
     The TTM Group has significant long-lived tangible and intangible assets consisting of property, plant and equipment, assets held for sale, definite-lived intangibles, and goodwill. The TTM Group reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In addition, the TTM Group performs an impairment test related to goodwill at least annually. The TTM Group’s goodwill and intangibles are largely attributable to its acquisitions of other businesses. The TTM Group has two reporting units, which are also its operating segments, and both contained goodwill prior to its annual impairment testing in 2008.
     During the fourth quarter of 2008, the TTM Group performed its annual impairment assessment of goodwill, which requires the use of a fair-value based analysis. The TTM Group determined the fair value of its operating segments based on discounted cash flows and market approach analyses and considered factors such as a weakening economy, reduced expectations for future cash flows coupled with a decline in the market price of TTM’s stock and market capitalisation for a sustained period, as indicators for potential goodwill impairment. In conjunction with the TTM Group’s annual assessment of goodwill, it also assessed other long-lived assets, specifically definite-lived intangibles and property, plant and equipment, for potential impairment given similar impairment indicators. The completion of the TTM Group’s impairment assessment determined that the carrying value of its goodwill and certain long-lived assets at production facilities exceeded their fair value. As a result, a charge of $117.0 million and $6.3 million were recorded for the impairment of goodwill and of long-lived assets, respectively, as of 31 December 2008.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
     The TTM Group uses an estimate of the future undiscounted net cash flows in measuring whether its long-lived tangible assets and definite-lived intangible assets are recoverable. If forecasts and assumptions used to support the realizability of the TTM Group’s goodwill and other long-lived assets change in the future, significant impairment charges could result that would adversely affect its results of operations and financial condition.
Income Taxes
     Deferred income tax assets are reviewed for recoverability, and valuation allowances are provided, when necessary, to reduce deferred tax assets to the amounts expected to be realized. At 31 December 2008, the TTM Group had net deferred income tax assets of $39.8 million and no valuation allowance. Should the TTM Group’s expectations of taxable income change in future periods, it may be necessary to establish a valuation allowance, which could affect the TTM Group’s results of operations in the period such a determination is made. In addition, the TTM Group records income tax provision or benefit during interim periods at a rate that is based on expected results for the full year. If the TTM Group reestablishes a valuation allowance subsequent to 31 December 2008, and then determines that it is more likely than not that some or all of its deferred income tax assets would be realizable in an amount greater than what already is recorded, it would reverse all or a portion of valuation allowance in the period the determination is made. If future changes in market conditions cause actual results for the year to be more or less favorable than those expected, adjustments to the effective income tax rate could be required.
Share-Based Awards
     Effective 1 January 2006, the TTM Group adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payments, (SFAS 123R) using the modified prospective transition method. Under this method, the TTM Group recognises compensation expense for all share-based payments granted on and after 1 January 2006, and prior but not yet vested as of 1 January 2006, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, the TTM Group recognises stock-based compensation net of an estimated forfeiture rate and only recognises compensation cost for those shares expected to vest over the requisite service period of the award using a straight-line method.
     The TTM Group estimates the value of share-based restricted stock unit awards on the date of grant using the closing share price. The TTM Group estimates the value of share-based option awards on the date of grant using the Black-Scholes option pricing model. Calculating the fair value of share-based option payment awards requires the input of highly subjective assumptions, including the expected term of the share-based payment awards and expected stock price volatility. The expected term represents the average time that options that vest are expected to be outstanding. The expected volatility rates are estimated based on a weighted average of the historical volatilities of TTM’s common stock. The assumptions used in calculating the fair value of share-based payment awards represent the TTM Group’s best estimates, but these estimates involve inherent uncertainties and the application of its judgment. As a result, if factors change and the TTM Group use different assumptions, its stock-based compensation expense could be materially different in the future. In addition, the TTM Group is required to estimate the expected forfeiture rate and only recognise expense for those shares expected to vest. As of 31 December 2008, the TTM Group had estimated its

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
forfeiture rate to be 8%. If the TTM Group’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the TTM Group has recorded in the current period. For the year ended 31 December 2008, share-based compensation expense was $5.1 million. At 31 December 2008, total unrecognised estimated compensation expense related to non-vested stock options was $2.3 million, which is expected to be recognised over a weighted-average period of 0.8 years. At 31 December 2008, $5.3 million of total unrecognised compensation cost related to restricted stock units is expected to be recognised over a weighted-average period of 0.9 years.
Self Insurance
     The TTM Group is self-insured for group health insurance and worker’s compensation benefits provided to its employees, and it purchases insurance to protect against claims at the individual and aggregate level. The insurance carrier adjudicates and processes employee claims and is paid a fee for these services. The TTM Group reimburses its insurance carriers for paid claims subject to variable monthly limitations. The TTM Group estimates its exposure for claims incurred but not paid at the end of each reporting period and uses historical information supplied by its insurance carriers and brokers on an annual basis to estimate its liability for these claims. This liability is subject to an aggregate stop-loss that ranges between $100,000 and $250,000 per individual. The TTM Group’s actual claims experience may differ from its estimates.
Asset Retirement Obligations and Environmental Liabilities
     The TTM Group establishes liabilities for the costs of asset retirement obligations when a legal or contractual obligation exists to dispose of or restore an asset upon its retirement and the timing and cost of such work can be reasonably estimated. The TTM Group records such liabilities only when such timing and costs are reasonably determinable. In addition, the TTM Group accrues an estimate of the costs of environmental remediation for work at identified sites where an assessment has indicated it is probable that cleanup costs are or will be required and may be reasonably estimated. In making these estimates, the TTM Group considers information that is currently available, existing technology, enacted laws and regulations, and its estimates of the timing of the required remedial actions, and it discounts these estimates at 8%. The TTM Group also is required to estimate the amount of any probable recoveries, including insurance recoveries.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
RESULTS OF OPERATIONS
     The following table sets forth the relationship of various items to net sales in the TTM Group’s consolidated statement of operations:

	Year Ended 31 December
	2008	2007	2006
	As Adjusted

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	79.9	80.6	74.8

Gross profit	20.1	19.4	25.2

Operating expenses:
Selling and marketing	4.5	4.4	4.5
General and administrative	4.8	4.9	5.3
Amortization of definite-lived intangibles	0.6	0.6	0.5
Impairment of goodwill and long-lived assets	18.1	—	—
Metal reclamation	(0.6)	—	—
Restructuring charges	—	—	—

Total operating expenses	27.4	9.9	10.3

Operating (loss) income	(7.3)	9.5	14.9
Other income (expense):
Interest expense	(1.6)	(2.0)	(0.9)
Interest income	0.2	0.2	1.2
Other, net	(0.3)	—	—

Total other (expense) income, net	(1.7)	(1.8)	0.3

(Loss) income before income taxes	(9.0)	7.7	15.2
Income tax benefit (provision)	3.6	(2.5)	(5.7)

Net (loss) income	(5.4)%	5.2%	9.5%

     The TTM Group has two reportable segments: PCB Manufacturing and Backplane Assembly. These reportable segments are managed separately because they distribute and manufacture distinct products with different production processes. PCB Manufacturing fabricates PCBs. Backplane Assembly is a contract manufacturing business that specializes in assembling backplanes into sub-assemblies and other complete electronic devices. PCB Manufacturing customers are either EMS companies or OEM companies, while Backplane Assembly customers are usually OEMs. The TTM Group’s Backplane Assembly segment includes the TTM Group’s Hayward, California and Shanghai, China plants and its Ireland sales and distribution infrastructure. The TTM Group’s PCB Manufacturing segment is comprised of eight domestic PCB fabrication plants, and a facility that provides follow-on value-added services primarily for one of the PCB Manufacturing plants. The

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
following table compares net sales by reportable segment for the years ended 31 December 2008, 2007 and 2006:

	Year Ended 31 December
	2008	2007	2006
	(In thousands)

Net Sales:
PCB Manufacturing	$590,515	$578,840	$353,734
Backplane Assembly	124,048	124,337	22,357

Total sales	714,563	703,177	376,091
Inter-company sales	(33,582)	(33,719)	(6,775)

Total net sales	$680,981	$669,458	$369,316

     The years ended 31 December 2008 and 2007 include a full year of results of operations from PCG facilities compared to only 65 days for the year ended 31 December 2006 as the acquisition of Tyco Printed Circuit Group occurred on 27 October 2006.
Net Sales
     Net sales increased $11.5 million, or 1.7%, from $669.5 million for the year ended 31 December 2007 to $681.0 million for the year ended 31 December 2008. This revenue increase is substantially due to increased demand from aerospace/defense customers and higher pricing from the PCB Manufacturing segment, while Backplane Assembly segment sales remained relatively consistent with 2007. This revenue increase was achieved in spite of the closure of the TTM Group’s Dallas, Oregon facility in April 2007. The Dallas, Oregon facility contributed approximately $11.8 million of revenue to the PCB Manufacturing segment during 2007. Excluding revenue derived from the TTM Group’s Dallas, Oregon facility, revenue from the PCB Manufacturing segment in 2008 improved by $23.3 million from 2007 due to increased net sales at its other PCB Manufacturing facilities. PCB sales volume, measured by panels shipped, decreased approximately 11% for the year ended 31 December 2008 as compared to the year ended 2007. Prices rose approximately 13% due to a shift in production mix toward more high technology production. The TTM Group’s quick-turn production, which it measures as orders placed and shipped within 10 days, decreased from 15% of PCB revenue for the year ended 31 December 2007 to 12% of PCB revenue for the year ended 31 December 2008. The increasingly complex nature of the TTM Group’s quick-turn work requires more time to manufacture, thereby extending some of these orders beyond the 10-day delivery window.
     Net sales increased $300.2 million, or 81.3%, from $369.3 million in 2006 to $669.5 million in 2007 due to several factors, including the addition of a full year of results from the acquired PCG facilities and higher pricing. The increase in net sales reflects an increase of $320.9 million from the TTM Group’s PCG facilities, and an increase of $6.2 million from its historical operations, partially offset by a $26.9 million increase in inter-company sales. The Backplane Assembly segment accounted for $94.4 million of this net sales increase, and the PCG facilities in the TTM Group’s PCB Manufacturing segment accounted for the remaining $226.5 million. PCB sales volume, measured by

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
panels shipped, increased approximately 43% due to the inclusion of a full year of the PCG operations. Pricing increased approximately 5% primarily due to the inclusion of a full year of results from the PCG facilities, which tend to have higher average pricing. The increase in pricing was driven equally by increases in quick-turn and standard product pricing. The TTM Group’s quick-turn production, which generally is characterized by higher prices, decreased from 17% of PCB revenue in 2006 to 15% of PCB revenue in 2007 due to both higher demand for its standard lead-time, high technology production services as well as the full year inclusion of results from the PCG facilities, which focus primarily on standard lead-time services.
Cost of Goods Sold
     Cost of goods sold increased $4.7 million, or 0.9%, from $539.3 million for the year ended 31 December 2007 to $544.0 million for the year ended 31 December 2008. Cost of goods sold increased mainly due to increased sales but was also impacted by increased labor and overhead costs. For the year ended 31 December 2008, cost of goods sold, as a percentage of sales, decreased to 79.9% from 80.6% for the year ended 31 December 2007, primarily due to a shift in production mix toward more high technology production and higher pricing.
     Cost of goods sold increased $263.1 million, or 95.3%, from $276.2 million for 2006 to $539.3 million for 2007. Cost of goods sold rose due to several factors, including the addition of a full year of results for the PCG facilities, especially from the Backplane Assembly operations, which have inherently higher cost content and lower margins. Likewise, higher material prices contributed to the increase in cost of goods sold from 2006 to 2007. Cost of goods sold in 2006 included $4.0 million of manufacturing profit added to PCG inventories at the acquisition date, which was expensed during 2006. A similar adjustment increased cost of goods sold for 2007 by $0.2 million. As a percentage of net sales, cost of goods sold increased from 74.8% for 2006 to 80.6% for 2007.
Gross Profit
     Gross profit increased $6.8 million, or 5.2%, from $130.2 million for the year ended 31 December 2007 to $137.0 million for the year ended 31 December 2008 with gross margin increasing from 19.4% for the year ended 31 December 2007 to 20.1% for the year ended 31 December 2008. The change in the TTM Group’s gross margin for 2008 was primarily due to a shift in production mix toward more high technology production and higher pricing.
     Gross profit increased $37.1 million, or 39.8%, from $93.1 million for 2006 to $130.2 million for 2007. The TTM Group’s gross margin decreased from 25.2% in 2006 to 19.4% in 2007. The decrease in the TTM Group’s gross margin was largely due to inclusion of a full year of results from its Backplane Assembly operations, which have inherently lower gross margins. Additionally, slightly lower volume at the TTM Group’s PCB Manufacturing operations reduced absorption of fixed costs at some of its plants, further reducing gross margin.
Selling and Marketing Expenses
     Selling and marketing expenses increased $0.6 million, or 2.0%, from $29.8 million for the year ended 31 December 2007 to $30.4 million for the year ended 31 December 2008. The increase for the

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
year ended 2008 is primarily due to increased labor expenses. As a percentage of net sales, selling and marketing expenses increased slightly to 4.5% for the year ended 31 December 2008 from 4.4% for the year ended 31 December 2007. The components of selling and marketing expenses as a percent of net sales did not change significantly from 2007 to 2008.
     Selling and marketing expenses increased $13.3 million, or 80.6%, from $16.5 million for 2006 to $29.8 million for 2007, due to inclusion of a full year of results of the PCG facilities in 2007. As a percentage of net sales, selling and marketing expenses decreased slightly from 4.5% in 2006 to 4.4% in 2007. The components of selling and marketing expenses as a percent of net sales did not change significantly from 2006 to 2007.
General and Administrative Expense
     General and administrative expenses increased $0.4 million from $32.6 million, or 4.9% of net sales, for the year ended 31 December 2007 to $33.0 million, or 4.8% of net sales, for the year ended 31 December 2008. The increase in expenses resulted primarily from higher incentive bonus expense and stock-based compensation expense for restricted stock unit and stock option awards, partially offset by lower accounting and consulting expenses.
     General and administrative expenses increased $12.9 million from $19.7 million, or 5.3% of net sales, for 2006 to $32.6 million, or 4.9% of net sales, for 2007. The increase in expenses resulted primarily from the inclusion of the PCG facilities in TTM’s results for the full year of 2007. Other factors that increased general and administrative expense were higher stock-based compensation expense from a greater number of employees participating in TTM’s equity award program as well as increased accounting, legal and consulting expenses related to integration of the acquisition as well as bringing the newly acquired PCG facilities into compliance with the Sarbanes Oxley Act of 2002. General and administrative expenses decreased as a percentage of net sales, primarily due to greater absorption of these costs over a larger revenue base.
Amortization of Definite-lived Intangibles
     Amortization expense related to definite-lived intangibles decreased $0.3 million to $3.8 million in 2008 compared to $4.1 million in 2007. Amortization expense related to definite-lived intangibles increased $2.3 million to $4.1 million in 2007 compared to $1.8 million in 2006. The decrease in amortization expense for 2008 as compared to 2007 is primarily due to the gradual decline in strategic customer relationship intangibles related to the PCG acquisition in October 2006. The prior increase in amortization expense for 2007 as compared to 2006 is primarily due to the increase in strategic customer relationship intangibles related to the PCG acquisition in October 2006.
Impairment of Goodwill and Long-Lived Assets
     During the fourth quarter of 2008, the TTM Group recorded impairment charges of $123.3 million, consisting of a goodwill impairment of $117.0 million and a long-lived asset impairment of $6.3 million. As a result of the TTM Group’s annual goodwill impairment testing, giving consideration to factors such as a weakening economy, reduced expectation for future cash flows coupled with the

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
decline in the market price of TTM’s stock and market capitalization for a sustained period, as indicators for potential goodwill impairment, the TTM Group determined that the carrying value of its PCB Manufacturing segment’s goodwill exceeded its implied fair value, resulting in an impairment charge of $117.0 million.
     The TTM Group also completed an assessment of its long-lived assets, including assets held for sale, and recorded a $6.3 million asset impairment charge related to its Oregon, Washington, and Hayward, California production facilities. The TTM Group’s Oregon facility has been classified as held for sale since 30 June 2007. The TTM Group continues to actively market this facility at a price that is indicative of the facility’s intent and ability to sell. An impairment was also recorded for the TTM Group’s Hayward facility, which is part of the TTM Group’s Backplane Assembly segment, as it is expected to produce slower growth and lower future production. Finally, as a result of the TTM Group’s 15 January 2009 announcement of its plan to close the Washington production facility, the TTM Group determined that specific long-lived assets at this production facility were impaired. The Washington production facility is part of the PCB Manufacturing operating segment.
     If forecasts and assumptions used to support the realizability of the TTM Group’s goodwill and other long-lived assets change in the future, significant impairment charges could result that would adversely affect the TTM Group’s results of operations and financial condition.
Metal Reclamation
     During the first quarter of 2008, the TTM Group recognised $3.7 million of income related to a pricing reconciliation of metal reclamation activity attributable to a single vendor. As a result of the pricing reconciliation, the TTM Group discovered that the vendor had inaccurately compensated it for gold reclamations over the last several years. While pricing reconciliations of this nature occur periodically, the TTM Group does not expect to recognise a similar amount in future periods.
Restructuring Charges
     In the fourth fiscal quarter 2006, the TTM Group recorded a restructuring charge of $0.2 million related to realigning certain sales and administrative functions.
Other Income (Expense)
     Other expense decreased by $0.8 million from $12.3 million for the year ended 31 December 2007 to $11.5 million for the year ended 31 December 2008. The net decrease consists of a $2.8 million decrease in interest expense, offset by a $2.0 million increase in other, net. Interest expense of $11.1 million for 2008 includes interest costs and the amortization of related debt issuance costs. Interest and related debt issuance costs for 2008 were accounted for under FSP APB 14-1 and decreased by $1.6 million and $1.2 million, respectively, as compared to 2007, resulting from a combination of overall lower outstanding debt balances under TTM’s credit agreement with UBS Securities in 2008, its repayment in full of the credit agreement in May 2008 and a lower interest rate on its outstanding 3.25% Convertible Notes due 15 May 2015 (Convertible Notes) issued in May 2008.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
This decrease was offset by the increase in other, net expense of $2.0 million primarily related to the realized loss on the settlement of a derivative of $1.2 million during the quarter ended 30 June 2008 associated with the repayment in full of the credit agreement, the $0.6 million estimated loss on a money market fund that suspended redemptions and is being liquidated and other of $0.2 million.
     Other income (expense) declined $13.4 million from income of $1.1 million in 2006 to expense of $12.3 million in 2007. This net decrease resulted from an increase of $10.4 million in interest expense and the accelerated amortization of debt issuance costs related to TTM’s $200 million senior secured term loan used to fund the acquisition of PCG, and a decrease of $3.0 million in interest income primarily from interest earned on lower balances of cash and cash equivalents.
Income Taxes
     The provision for income taxes decreased $41.1 million from a $16.6 million tax provision for the year ended 31 December 2007 to a $24.5 million tax benefit for the year ended 31 December 2008. The TTM Group’s effective tax rate was 39.9% in 2008 and 32.3% for 2007. The decrease in the provision is due to the decrease in pretax income. The increase in the TTM Group’s effective tax rate is due to the addition of state tax credits and the decrease in production activities deductions. The TTM Group’s effective tax rate is primarily impacted by the federal income tax rate, apportioned state income tax rates, utilization of other credits and deductions available to it, and certain non-deductible items. Additionally, as of 31 December 2008, the TTM Group had net deferred tax assets of approximately $39.8 million. Based on the TTM Group’s forecast for future taxable earnings, it believes it will utilize the deferred tax asset in future periods.
     The provision for income taxes decreased from $21.1 million for 2006 to $16.6 million for 2007. The decrease in income tax provision from 2006 to 2007 resulted from the release of the valuation allowance of $2.7 million to reflect the TTM Group’s ability to utilize state tax credit carryforwards, lower pretax income in 2007, and a lower effective tax rate for 2007. The TTM Group’s effective tax rate was 37.5% in 2006 and its effective tax rate was 32.3% in 2007. Excluding the favorable impacts to the TTM Group’s tax provision resulting from the decreases in its valuation allowance in 2007, its effective tax rate in 2007 was 37.0%. The TTM Group’s effective tax rate is primarily impacted by the federal income tax rate, apportioned state income tax rates, utilization of other credits and deductions available to it, and certain non-deductible items.
Liquidity and Capital Resources
     The TTM Group’s principal sources of liquidity have been cash provided by operations, the issuance of TTM Convertible Notes, and exercises of employee stock options. The TTM Group’s principal uses of cash have been to meet debt service requirements, finance capital expenditures, and fund working capital requirements. The TTM Group anticipates that servicing debt, funding working capital requirements, financing capital expenditures, and potential acquisitions will continue to be the principal demands on its cash in the future.
     As of 31 December 2008, the TTM Group had net working capital of approximately $280.4 million, compared to $98.8 million as of 31 December 2007. The increase in working capital is primarily attributable to the growth in cash balances resulting from the TTM Convertible Notes offering during the second quarter of 2008.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
     The TTM Group’s 2009 capital expenditure plan is expected to total approximately $13 million and will fund capital equipment purchases to expand its technological capabilities throughout its facilities and replace aging equipment.
     Net cash provided by operating activities was $75.6 million in 2008 compared to $74.0 million in 2007 and $32.8 million in 2006. The TTM Group’s 2008 operating cash flow of $75.6 million reflects a net loss of $36.9 million, $123.3 million of an impairment of goodwill and long-lived assets, $30.6 million of depreciation and amortization, $5.1 million of stock-based compensation, and $0.2 million other, offset by an increase in net deferred income tax assets of $38.1 million and a net increase in working capital of $8.6 million. The TTM Group’s 2007 operating cash flow of $74.0 million, which significantly benefited from the acquisition of PCG, primarily reflects net income of $34.7 million, $30.7 million of depreciation and amortization, $3.4 million of stock-based compensation, a decrease in net deferred income tax assets of $1.8 million, and a net decrease in working capital of $3.5 million.
     Net cash used in investing activities was $21.3 million in 2008, compared to $1.7 million in 2007 and $234.6 million in 2006. In 2008, the TTM Group made net purchases of approximately $17.6 million of property, plant, and equipment, redesignated $19.5 million from cash and cash equivalents to short-term investments and received $15.9 million in proceeds from the redemption of short-term investments. At 31 December 2008, the fair value of the TTM Group’s investment in the Reserve Primary Fund, a money market fund that has suspended redemptions and is being liquidated, was $3.7 million. The TTM Group has requested redemption of its investment in the Reserve Primary Fund and expects distribution to occur as the Reserve Primary Fund’s assets mature or are sold. The TTM Group has received total distributions of $17.2 million, of which $15.9 million was received during the fourth quarter 2008 and $1.3 million was received during the first quarter 2009. The TTM Group expects to receive substantially all of its current holdings in the Reserve Primary Fund. In 2007, the TTM Group made net purchases of approximately $12.7 million of property, plant, and equipment, offset by proceeds of $11.0 million from the redemption of short-term investments.
     Net cash provided by financing activities was $74.8 million in 2008, compared to cash used of $113.8 million in 2007 and cash provided of $200.0 million in 2006. The TTM Group’s 2008 financing net cash proceeds primarily reflect cash proceeds from the issuance of TTM Convertible Notes of $175.0 million, proceeds from warrants of $26.2 million and exercises of employee stock options of $2.4 million, partially offset by debt repayment of $85.0 million, payment for the convertible note hedge of $38.3 million and debt issuance costs of $5.8 million. The TTM Group’s 2007 financing net cash used reflects repayments of $115.7 million of debt, partially offset by proceeds of $1.7 million from employee stock option exercises and $0.2 million from other factors.
     In May 2008, TTM issued its TTM Convertible Notes in a public offering with an aggregate principal amount of $175.0 million. The Convertible Notes bear interest at a rate of 3.25% per annum. Interest is payable semiannually in arrears on 15 May and 15 November of each year, beginning 15 November 2008. The Convertible Notes are senior unsecured obligations and will rank equally to TTM’s future unsecured senior indebtedness and senior in right of payment to any of TTM’s future subordinated indebtedness and are accounted for by separately accounting for the liability and equity components of convertible debt. TTM received proceeds of $169.2 million after the deduction of offering expenses of $5.8 million. These offering expenses are being amortized to interest expense over the term of the

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
Convertible Notes. At December 31, 2008 the remaining amortization period for the unamortized Convertible Note discount in the amount of $40.1 million and debt issuance costs of $4.0 million was 6.38 years. The amortization of the Convertible Notes debt discount and unamortized debt issuance costs are based on an effective interest rate of 8.37%.
     At any time prior to 15 November 2014, holders may convert their Convertible Notes into cash and, if applicable, into shares of TTM common stock based on a conversion rate of 62.6449 shares of TTM common stock per $1,000 principal amount of Convertible Notes, subject to adjustment, under the following circumstances: (1) during any calendar quarter beginning after 30 June 2008 (and only during such calendar quarter), if the last reported sale price of TTM common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day of such preceding calendar quarter; (2) during the five business day period after any 10 consecutive trading day period in which the trading price per note for each day of that 10 consecutive trading day period was less than 98% of the product of the last reported sale price of TTM common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in the prospectus supplement related to the Convertible Notes, which can be found on the SEC’s website at www.sec.gov. As of 31 December 2008, none of the conversion criteria had been met.
     On or after 15 November until the close of business on the third scheduled trading day preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, for each $1,000 principal amount of notes, TTM will pay cash for the lesser of the conversion value or $1,000 and shares of TTM common stock, if any, based on a daily conversion value calculated on a proportionate basis for each day of the 60 trading day observation period. Additionally, in the event of a fundamental change as defined in the prospectus supplement, or other conversion rate adjustments such as share splits or combinations, other distributions of shares, cash or other assets to stockholders, including self-tender transactions (Other Conversion Rate Adjustments), the conversion rate may be modified to adjust the number of shares per $1,000 principal amount of the notes.
     The maximum number of shares issuable upon conversion, including the effect of a fundamental change and subject to Other Conversion Rate Adjustments, would be approximately 14 million shares.
     TTM is not permitted to redeem the notes at any time prior to maturity. In the event of a fundamental change or certain default events, as defined in the prospectus supplement, prior to 15 November 2014, holders may require TTM to repurchase for cash all or a portion of their notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest.
     In connection with the issuance of the TTM Convertible Notes, TTM entered into a convertible note hedge and warrant transaction (Call Spread Transaction), with respect to TTM common stock. The convertible note hedge, which cost an aggregate $38.3 million and was recorded, net of tax, as a reduction of additional paid-in capital, consists of TTM’s option to purchase up to 11.0 million shares of common stock at a price of $15.96 per share. This option expires on 15 May 2015 and can only be executed upon the conversion of the TTM Convertible Notes. Additionally, TTM sold warrants for the option to purchase 11.0 million shares of TTM common stock at a price of $18.15 per share.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
The warrants expire on 17 August 2015. The proceeds from the sale of warrants of $26.2 million was recorded as an addition to additional paid-in capital. The Call Spread Transaction has no effect on the terms of the TTM Convertible Notes and reduces potential dilution by effectively increasing the conversion price of the TTM Convertible Notes to $18.15 per share of TTM common stock.
     As of 31 December 2008, TTM had two outstanding standby letters of credit: a $1.0 million standby letter of credit expiring 1 May 2009 related to the lease of one of its production facilities and a $0.8 million standby letter of credit expiring 31 December 2009 associated with its workers compensation insurance program.
     On 15 January 2009, the TTM Group announced a plan to close its Redmond, Washington facility and lay off approximately 370 employees at this site. In addition, the TTM Group laid off about 140 employees at various other U.S. facilities. As a result, as of 31 December 2008 the TTM Group expected to record approximately $2.8 million in separation and other exit costs related to this restructuring primarily in the first quarter of 2009. In addition to transferring assets to other sites, the TTM Group also expected to sell some of the Redmond property, plant and equipment. The plant closure and headcount reductions were primarily due to the global economic downturn, which had weakened demand for commercial PCBs.
     In connection with the PCG acquisition, the TTM Group is involved in various stages of investigation and cleanup related to environmental remediation at two Connecticut sites and is obligated to investigate a third Connecticut site. As of 31 December 2008, the TTM Group estimated that it would incur remediation costs of $0.8 million to $1.3 million over the next 12 to 84 months thereafter related to these matters. In addition, the TTM Group has obligations to the Connecticut DEP to make certain environmental asset improvements to the waste water treatment systems in two Connecticut plants. These costs were estimated to be $0.7 million and were considered in the TTM Group’s capital expenditure plan for 2009. Lastly, the TTM Group was required to maintain a compliance management plan through July 2009 under a compliance agreement with the U.S. EPA that it assumed from Tyco.
     Based on the TTM Group’s level of operations, it believed that cash generated from operations, available cash and the proceeds from the issuance of Convertible Notes would be adequate to meet its anticipated debt service, capital expenditures, and working capital needs for the 12 months thereafter and beyond.
     The TTM Group’s principal liquidity needs for periods beyond the 12 months following 31 December 2008 are to meet debt service requirements as well as for other contractual obligations as indicated in its contractual obligations table below and for capital purchases under its annual capital expenditure plan.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
Contractual Obligations and Commitments
     The following table provides information on contractual obligations of the TTM Group as of 31 December 2008:

		Less
		Than 1	1 - 3	4 - 5	After
Contractual Obligations(1)(2)	Total	Year	Years	Years	5 Years
	(In thousands)

Debt obligations	$175,000	$—	$—	$—	$175,000
Interest on debt obligations	36,969	5,688	11,375	11,375	8,531
Operating leases	7,170	3,312	2,288	509	1,061
Purchase obligations	2,761	2,761	—	—	—

Total contractual obligations	$221,900	$11,761	$13,663	$11,884	$184,592

(1)	FIN 48 unrecognised tax benefits of $0.1 million are not included in the table above as the TTM Group is not sure when the amount will be paid.

(2)	Environmental liabilities of $0.9 million, not included in the table above, are accrued and recorded as long-term liabilities in the consolidated balance sheet.
Off Balance Sheet Arrangements
     The TTM Group does not currently have, or has it ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, the TTM Group does not engage in trading activities involving non-exchange traded contracts. As a result, the TTM Group is not materially exposed to any financing, liquidity, market, or credit risk that could arise if it had engaged in these relationships.
Impact of Inflation
     The TTM Group believes that its results of operations are not dependent upon moderate changes in the inflation rate as it expects that it generally will be able to continue to pass along component price increases to its customers.
Recently Issued Accounting Pronouncements
     In March 2008, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133, (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s financial position, financial performance, and cash flow. SFAS 161 applies to derivative instruments within the scope of Statement of Financial Accounting Standards 133, Accounting for

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
Derivative Instruments and Hedging Activities, (SFAS 133) as well as related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosure and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after 15 November 2008, with early application permitted. The adoption of the provisions of SFAS 161 is not anticipated to materially impact the TTM Group’s consolidated financial position or results of operations.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, (SFAS 141(R)). SFAS 141(R) changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141(R) is effective for annual periods beginning after 15 December 2008 and should be applied prospectively for all business combinations entered into after the date of adoption. The TTM Group expects that the impact of adopting SFAS 141(R) will depend on future acquisitions.
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, (SFAS 160). SFAS 160 requires: (a) that noncontrolling (minority) interests be reported as a component of shareholders’ equity; (b) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations; (c) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions; (d) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value; and (e) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for annual periods beginning after 15 December 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the TTM Group’s consolidated financial position and results of operations.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Additionally, in October 2008 the FASB issued FASB Staff Position SFAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (FSP SFAS 157-3) which clarifies the application of SFAS 157 in a market that is not active. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 were originally to be effective beginning 1 January 2008 and FSP SFAS 157-3 is effective for the year ended 31 December 2008. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognised or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The TTM Group implemented the provisions SFAS 157 and FSP FAS 157-3 for financial assets and financial liabilities reported or disclosed at fair value effective 1 January 2008 and 31 December 2008, respectively. As of 31 December 2008, the TTM Group was evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognised or disclosed on a non-recurring basis.

APPENDIX X	ADDITIONAL FINANCIAL INFORMATION ABOUT THE TTM GROUP
Disclosures Regarding Market Risk
     Interest Rate Risk. The TTM Group’s interest income is more sensitive to fluctuation in the general level of U.S. interest rates than to changes in rates in other markets. Changes in U.S. interest rates affect the interest earned on cash and cash equivalents. The TTM Group’s outstanding debt bears a fixed interest rate and therefore is not subject to the effects of interest rate fluctuation.
     Foreign Currency Exchange Risk. The TTM Group is subject to risks associated with transactions that are denominated in currencies other than the U.S. Dollar, as well as the effects of translating amounts denominated in a foreign currency to the U.S. Dollar as a normal part of the reporting process. The TTM Group’s Chinese operations utilize the Chinese Yuan or RMB as the functional currency, which results in it recording a translation adjustment that is included as a component of accumulated other comprehensive income within its statement of stockholders’ equity. Net foreign currency transaction gains or losses on transactions denominated in currencies other than the U.S. Dollar were $0.1 million loss, $0.1 million gain and $0.1 million loss during the fiscal years ended 31 December 2008, 2007 and 2006, respectively. The TTM Group currently does not utilize any derivative instruments to hedge foreign currency risks.
(5) FINANCIAL REPORTS IN APPENDIX IX
     The reports of KPMG LLP set out in Appendix IX to this Circular do not contain any qualification. In addition, there were no extraordinary items, minority interests, dividend or dividends per share during the periods covered in the reports and the term “exceptional item” is not used in U.S. GAAP.
(6) UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF TTM AND THE PCB BUSINESS
     Please refer to the section headed “Unaudited Pro Forma Condensed Combined Financial Statements” in the U.S. Prospectus and mailed to you together with this Circular for the unaudited pro forma financial statements and explanatory notes which present how the condensed combined historical consolidated financial statements of TTM and the PCB Business would appear had the PCB Sale been completed at earlier dates.

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP
     The Earnings Guidance in the press release of TTM dated 4 February 2010 (U.S. time) is repeated below and all references to “$” in this Appendix XI refer to “US$”:
     “For the first quarter of 2010, TTM estimates revenue in a range from $132 million to $140 million, GAAP earnings in a range from $0.06 to $0.11 per diluted share and non-GAAP earnings in a range from $0.14 to $0.19 per diluted share. The forecast for the first quarter does not include results from Meadville Holdings.”
Basis of preparation
     The Earnings Guidance has been prepared based on certain financial parameters and estimates of TTM, details of which are set out below.
     The principal accounting policies adopted in the preparation of the Earnings Guidance are consistent in all material respects with those adopted in the preparation of the consolidated financial statements of TTM for the year ended 31 December 2009.
General Assumptions
The principal general basis and assumptions underlying the Earnings Guidance are set out below. It is assumed that:
•	TTM will be able to continue in business as a going concern during the period from 1 January 2010 to 29 March 2010 covered by Earnings Guidance (“Forecast Period”);

•	TTM’s unaudited financial position for the fourth quarter of 2009 as of 2 February 2010 has been used as the base starting position for the Earnings Guidance. The principal accounting policies adopted in the preparation of the Earnings Guidance are consistent in all material respects with those adopted by the TTM as set out in Note 2 (Summary of Significant Accounting Polices) in the financial statements included in TTM’s Form 8-K filed with the SEC on 15 December 2009 and are in conformity with accounting principles generally accepted in the U.S.;

•	the outcome of any litigation either threatened or arising in the future will not have any material impact on TTM during the Forecast Period;

•	there will be no material changes in legislation, regulations, rules, fiscal or economic conditions in the U.S. and other locations where TTM operates or intends to expand operations (collectively referred to as “operating regions”) which adversely affect the business of TTM;

•	there will be no significant inflation in the operating regions during the Forecast Period;

•	there will be no material change in the bases or rates of taxation during the Forecast Period;

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP
•	TTM does not participate in any significant long-term contracts with suppliers, and believes there are a number of potential suppliers for the raw materials it uses;

•	the market exchange rates for RMB will not differ materially from those prevailing on 2 February 2010 (US$1= RMB6.82);

•	the labor supply in TTM’s operating regions is abundant, which enables TTM to recruit and retain an adequate work force at salaries not exceeding the prevailing level;

•	TTM’s production and business operations will not be affected by interrupted supplies of resources and equipment, labor disputes or any other reasons beyond the control of TTM’s management;

•	on 1 September 2009, TTM announced that it would close its Hayward, California and Los Angeles, California facilities due to continued weak demand in North America for commercial printed circuit boards and backplane products. The Los Angeles facility ceased production in the fourth quarter 2009 and the Hayward facility is expected to cease operations around the end of the first quarter 2010;

•	the Earnings Guidance has been prepared taking into account continued involvement of TTM’s management in the development of TTM’s operations. It is assumed that TTM will be able to retain its key management and personnel during the Forecast Period;

•	revenue was estimated utilizing prior quarter historical information, taking into account current backlog, recent booking trends, and shipments during January 2010 and adjusted based upon knowledge and experience of TTM’s management in the industry;

•	there will be no impairment on TTM’s property, plant and equipment, goodwill or intangible assets during the Forecast Period;

•	expenses of a recurring nature (such as depreciation and building lease expense) will remain comparable to that of the prior quarter, and there was no change in the expected useful life of property, plant and equipment or intangible assets during the Forecast Period;

•	the labor expense component of both selling and general and administrative expense remains generally stable from quarter to quarter;

•	TTM’s management reflects in the Earnings Guidance that some expense items (such as amortization of definite-lived intangibles and the non-cash interest expense TTM records on the TTM Convertible Notes) are scheduled over the life of the underlying asset or liability and change only slightly from one quarter to the next;

•	TTM’s management does not expect that any extraordinary items will arise during the Forecast Period;

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP
•	the Earnings Guidance does not incorporate Meadville’s expected results during the Forecast Period because of uncertainty around the precise Completion Date. However, transaction costs (ie, accounting & legal expenses) are included in the Earnings Guidance; and

•	expected changes to the diluted share count are based on historical changes in shares and anticipated restricted stock unit releases. Changes in TTM’s stock price can also impact the number of stock options that are included in the diluted share count. However, because of the large base of issued shares and TTM’s increased use of restricted stock units instead of stock options in the last few years, stock price movements are unlikely to have a material impact on diluted earnings per share estimates.

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP
     The following is the text of a report received from the financial adviser of TTM, UBS, for the purpose of incorporation in this Circular.
The Board of Directors TTM
Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704
United States of America
4 February 2010
Dear Sirs,
     We refer to the forecast of the consolidated U.S. generally accepted accounting principles revenue, GAAP earnings per diluted share and non-GAAP adjusted earnings per diluted share attributable to the equity holders of TTM Technologies, Inc. (the “Company”) and its subsidiaries (collectively referred to as “the Group”) for the quarter ending 29 March 2010 (the “Earnings Guidance”) as set forth in the press release filed on Form 8-K by the Company with the Securities and Exchange Commission of the United States on 4 February 2010 (“Earnings Release”) and repeated in the section headed Earnings Guidance in Appendix II of the circular of Meadville Holdings Limited expected to be dated on or around 11 February 2010.
     We understand that the Earnings Guidance has been prepared by the directors of the Company based on a forecast of the consolidated results of the Group for the quarter ending 29 March 2010.
     We have reviewed and discussed with you the bases and assumptions made by the directors of the Company as set out in the Company’s board memorandum upon which the Earnings Guidance has been made. You have confirmed to us that all information relevant to the Earnings Guidance has been disclosed to us. We have also considered the report dated 4 February, 2010 addressed to yourselves from KPMG, Certified Public Accountants, Hong Kong, regarding the accounting policies and calculations upon which the Earnings Guidance has been made.

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE IN RELATION TO THE TTM GROUP
     In connection with Rule 10 of the Hong Kong Code on Takeovers and Mergers, on the basis of the bases and assumptions made by you, and the accounting policies and calculations adopted by you and reported on by KPMG, Certified Public Accountants, Hong Kong, we are of the opinion that the Earnings Guidance, for which you as directors of the Company are solely responsible, has been made after due care and consideration by you.
Yours faithfully,
For and on behalf of
UBS AG, Hong Kong Branch
Matthew Hanning
Managing Director
Michael Ngai
Managing Director
Mo Yee Lam
Executive Director

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE
IN RELATION TO THE TTM GROUP
     The following is the text of a report received from the reporting accountants of TTM for the purpose of the report, KPMG, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this Circular.

KPMG 8th Floor Prince’s Building 10 Chater Road Central Hong Kong
The Board of Directors
TTM Technologies, Inc.
2630 South Harbor Boulevard
Santa Ana, California 92704
United States of America
4 February 2010
Dear Sirs
We have reviewed, in accordance with the Auditing Guideline 3.341 “Accountants’ report on profit forecasts” issued by the Hong Kong Institute of Certified Public Accountants, the accounting policies adopted and calculations made in arriving at the forecast of the consolidated U.S. generally accepted accounting principles (“GAAP”) revenue, GAAP earnings per diluted share and non-GAAP earnings per diluted share of TTM Technologies, Inc (“the Company”) and its subsidiaries (collectively referred to as “the Group”) for the quarterly period ending 29 March 2010 (“the Earnings Guidance”), for which the directors of the Company are solely responsible, as referred to in the joint announcement of TTM and TTM Hong Kong Limited dated 5 February 2010.
The Earnings Guidance has been prepared by the directors of the Company based on a forecast of the consolidated results of the Group for the quarterly period ending 29 March 2010.
In our opinion, so far as the accounting policies and calculations are concerned, the Earnings Guidance has been properly compiled in accordance with the bases and assumptions made by the directors of the Company and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group in its published audited financial statements.

APPENDIX XI	REPORTS ON EARNINGS GUIDANCE
IN RELATION TO THE TTM GROUP
Save for any responsibility arising under or required by The Hong Kong Code on Takeovers and Mergers (“Takeovers Code”) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this opinion or our statement, required by and given solely for the purposes of complying with the Takeovers Code and the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited, consenting to its inclusion in the circular to be jointly issued by Meadville Holdings Limited, the Company, TTM Hong Kong Limited and Top Mix Investments Limited.
Yours faithfully,
KPMG
Certified Public Accountants
Hong Kong

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
     The following is the text of a report received from the independent property valuer of Meadville, B.I. Appraisals Limited, for the purpose of incorporation in this Circular.

11 February 2010
The Directors
Meadville Holdings Limited
No. 4 Dai Shun Street
Tai Po Industrial Estate
Tai Po
New Territories
Hong Kong
Dear Sirs,
     In accordance with the instructions from Meadville Holdings Limited (hereinafter referred to as the “Company”) for us to value various properties (hereinafter referred to as the “Properties”) that are held or leased by the Company and/or its subsidiaries (hereinafter together referred to as the “Group”) in Hong Kong, and the People’s Republic of China (the “PRC”), Malaysia, India, Finland, the United Kingdom (“U.K.”) and the United States of America (“U.S.A.”), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of each of the Properties as at 30 November 2009 (hereinafter referred to as the “Date of Valuation”). It is our understanding that this valuation document is to be used for public disclosure purpose.
     This letter, forming part of our valuation report, identifies the properties being valued, explains the basis and methodology of our valuations, and lists out the assumptions and the title investigation we have made in the course of our valuations, as well as the limiting conditions.
BASIS OF VALUATION
     Our valuation of each of the Properties is our opinion of its market value which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.”
     Our valuations have been prepared in accordance with The HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors and under generally accepted valuation procedures and practices, which are in compliance with Chapter 5 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Practice Note 12 issued by The Stock Exchange of Hong Kong Limited.

-XII-1-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
     We have valued the Properties on the basis that each of them is considered individually. We have not allowed for any discount for the Properties to be sold to a single party nor taken into account any effect on the values if the Properties are to be offered for sale at the same time as a portfolio.
     In valuing those properties in Hong Kong, the Government Leases of which have expired before 30 June 1997, we have taken into account the provisions contained in the New Territories Lease (Extension) Ordinance that such lease has been extended without any additional payment of premium until 30 June 2047 and that an annual rent equivalent to three per cent. of the ratable value of each of such properties from time to time will be charged from the date of extension.
VALUATION METHODOLOGY
     In arriving at our opinion of values of the properties in Group I and Property Nos. 10 to 12 in Group II, which are held and occupied by the Group in Hong Kong and in the PRC respectively, we have adopted the Direct Comparison Method assuming such properties are capable of being sold in existing state with the benefit of immediate vacant possession. Comparison based on prices realized on actual sales of comparable properties is made. Comparable properties of similar size, character and location are analyzed and carefully weighted against all the respective advantages and disadvantages of these properties in order to arrive at a fair comparison of value.
     In valuing Property Nos. 4 to 9 in Group II, which are industrial complexes held and occupied by the Group in the PRC, we, having considered the general and inherent characteristics of these properties, have adopted the Depreciated Replacement Cost (“DRC”) Method. The DRC Method is based on an estimate of the market value for the existing use of the land in the property, and the costs to reproduce or replace in new condition the buildings and structures being valued in accordance with current construction costs for similar buildings and structures in the locality, with allowance for accrued depreciation as evidenced by observed condition or obsolescence present, whether arising from physical, functional or economic causes. The market value of the land of these properties have been determined from market-based evidence by analyzing similar sales transactions or offerings of comparable properties.
     The properties in Group III, which are held under development by the Group in the PRC, are valued in accordance with the latest development proposals provided to us and by adopting the DRC Method mentioned above. We have assumed that all consents, approvals and licences from relevant government authorities have been granted without onerous conditions or undue time delay, which might affect their values. In addition, we have also taken into consideration the construction costs that have already been expended and the outstanding construction costs that will be expended to complete the development to reflect the quality of the completed development.
     It is a normal practice to provide, apart from the market value, an opinion on “capital value when completed” for reference. The “capital value when completed” for each of these properties represents our estimate of the value of such property assuming that it would have been completed at the Date of Valuation.

-XII-2-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
     We need to state that our opinion of values of Property Nos. 4 to 9 in Group II and the properties in Group III are not necessarily intended to represent the amount that might be realized from disposal of the land or various buildings and structures in each of these properties on piece meal basis in the open market.
     The property in Group IV, which is held for future development by the Group in India and the stage of construction of which is up to foundation works, we have adopted the Direct Comparison Method assuming such property is capable of being sold in existing state with the benefit of vacant possession and by making reference to comparable site transactions and land prices as available in the relevant market. In forming our opinion of value, we have also taken into consideration the construction costs that have already been expended.
     The properties in Group V, which are leased or licensed by the Group in the PRC, Malaysia, India, Finland, U.K. and U.S.A. are considered to have no commercial value due mainly to the prohibition against assignment or sub-letting/sub-licensing or otherwise due to the lack of substantial profit rents/licence fees.
VALUATION ASSUMPTIONS
     Our valuation of each of the Properties has been made on the assumption that such property is sold on the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement that would serve to affect its value. In addition, no account has been taken of any option or right of pre-emption concerning or effecting sales of the property interests and no forced sale situation in any manner is assumed in our valuations.
     No allowance has been made in our valuations for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting sales of the Properties. Unless otherwise stated, it is assumed that the Properties are free from encumbrances, restrictions and outgoings of an onerous nature that could affect their values.
     In the course of our valuations, we have neither verified nor taken into account any potential tax liabilities for each of the Properties that would arise if such property were to be sold at the amount our valuation. However, should the Properties be disposed of, the potential tax liabilities arising, as advised by the Company, may include Stamp Duty (3.75% on the transaction amount for Hong Kong properties and 0.05% on the transaction amount for the PRC properties) and other PRC potential tax liabilities such as Profit Tax (25% on the profit gained), Business Tax (5% on the transaction amount), Deed Tax (3% to 5% on the transaction amount), Land Appreciation Tax (30% to 60% on the net appreciated amount), City Maintenance and Construction Tax (1% on the amount of Appreciation Tax, Consumption Tax and Business Tax) and education additional fee (3% on the aggregate tax amount of Land Appreciation Tax and Business Tax). The potential tax liabilities for the property in India may include Capital Gain Tax. Yet, unless and until completion of disposal of the Properties, the amount of these potential tax liabilities would not be quantifiable or crystallised. However, we have been advised by the Company that the Properties are held for the purposes of operation and further business development of the Group, not for sale or investment purposes. Accordingly, the likelihood of crystallising of these potential tax liabilities is considered rather remote.

-XII-3-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
     The Company further advises that the situation in relation to Property No. 16 which is located in India and which was originally planned for constructing a plant is currently not clear, as the Group’s business development plan in India has been held in abeyance. Even if this property in India were disposed of eventually, we consider that the potential tax liabilities, if any, incurred thereof would not be significant, given that there is no material difference in the value as of the Date of Valuation and the cost of acquisition of such a property.
TITLE INVESTIGATION
     We have caused land searches to be made at the Land Registry for those properties located in Hong Kong. However, we have not scrutinized the original documents to ascertain ownership or to verify any amendments that may not appear on the copies handed to us. All documents and leases have been used for reference only.
     Regarding those properties located in the PRC, we have been provided by the Group with copies of title documents relating to these properties and copies of the legal opinions dated 22 January 2007 prepared by Grandall Legal Group (Shenzhen) and the legal opinion dated 14 January 2008 prepared by Grandall Legal Group (Shanghai) as supplemented by the legal opinion dated 11 February 2010 prepared by Grandall Legal Group (Shenzhen), the Company’s legal advisers as to PRC laws (hereinafter collectively referred to as the “PRC Legal Advisers”) regarding the title to and the interest of the Group in such properties.
     Regarding Property No. 16 which is located in India, we have been provided by the Group with copies of leases relating to this property and a copy of the legal opinion dated 11 February 2010 prepared by Nirmal Roy Sanjeevi, the Company’s legal adviser as to Indian laws (hereinafter together with the PRC Legal Advisers referred to as the “Legal Advisers”) regarding the title to and the interest of the Group in such property.
     We have not examined the original documents to verify the ownership and to ascertain the existence of any amendments that may not appear on the copies handed to us. All documents have been used for reference only. In the course of our valuations, we have relied on the advice given by the Group and the Legal Advisers.
LIMITING CONDITIONS
     We have inspected the exterior and, where possible, the interior of the Properties. In the course of our inspections, we did not note any serious defects. However, no structural survey has been made nor have any tests been carried out on any of the building services provided in the Properties. We are, therefore, not able to report that the Properties are free from rot, infestation or any other structural defects.
     We have not conducted detail on-site measurements to verify the site and floor areas of the Properties but have assumed that the areas shown on the documents and site and floor plans furnished to us are correct. Dimensions, measurements and areas included in the valuation certificates attached are based on information contained in the documents provided to us by the Group and are therefore approximations only.

-XII-4-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
     Moreover, we have not carried out any site investigations to determine or otherwise the suitability of the ground conditions, the presence or otherwise of contamination and the provision of or otherwise suitability for services etc. for any future development. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred in the event of any redevelopment.
     We have relied to a considerable extent on the information provided by the Group and the legal opinions of the Legal Advisers. We have accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, completion date of buildings, particulars of occupancy, tenancy summary, site and floor areas and all other relevant matters in the identification of the Properties in which the Group has valid interests.
     We have had no reason to doubt the truth and accuracy of the information provided to us by the Group and/or the Legal Advisers. We were also advised by the Group that no material facts have been omitted from the information provided. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.
EXCHANGE RATES
     Unless otherwise stated, all monetary amounts stated in our valuation report are in Hong Kong dollars (“HKD” or “HK$”). The exchange rates adopted in our valuations are RMB 1 = HKD 1.1378, INR 1 = EURO 0.01429 and EURO 1 = HKD 11.68, which were approximately the prevailing exchange rates as at the Date of Valuation. There has been no significant fluctuation in the exchange rate between the Date of Valuation and the date of this report.
REMARKS
     We hereby confirm that we have neither present nor prospective interests in the Group, the Properties or the values reported herein.
     Our valuations are summarized below and the valuation certificates are attached.

Yours faithfully,
For and on behalf of
B.I. APPRAISALS LIMITED
William C. K. Sham
Registered Professional Surveyor (G.P.)
China Real Estate Appraiser
MRICS, MHKIS, MCIREA
Executive Director
Note:	Mr. William C. K. Sham is a qualified valuer on the approved List of Property Valuers for Undertaking Valuation for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers published by the Hong Kong Institute of Surveyors. Mr. Sham has over 25 years’ experience in the valuation of properties in Hong Kong and has over 10 years’ experience in the valuation of properties in the People’s Republic of China and the Asia Pacific regions.

-XII-5-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
SUMMARY OF VALUES

			Value
	Market value		attributable
	in existing		to the Group
	state as at	Interest	as at
	30 November	attributable	30 November
Property	2009	to the Group	2009
	(HK$)	(%)	(HK$)

Group I — Properties held under a long lease and occupied by the Group in Hong Kong

1. No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	48,400,000	100.00	48,400,000
2. No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	8,400,000	100.00	8,400,000
3. Nos. 6-8 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong	62,900,000	93.71	58,943,590

Sub-total	119,700,000		115,743,590

Group II — Properties held and occupied by the Group in the PRC

4. Lands and buildings in the industrial complex of Dongguan Shengyi Electronics Ltd., No.413 Guansui Avenue, Wanjiang District, Dongguan City, Guangdong Province, the PRC	80,800,000	70.20	56,721,600
5. Lands and buildings in the industrial complex of Dongguan Meadville Circuits Limited, No. 238 Shanhu Road, Niushan, Dongcheng District, Dongguan City, Guangdong Province, the PRC	338,000,000	80.00	270,400,000

-XII-6-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

			Value
	Market value		attributable
	in existing		to the Group
	state as at	Interest	as at
	30 November	attributable	30 November
Property	2009	to the Group	2009
	(HK$)	(%)	(HK$)

6. Land and buildings in the industrial complex of Shanghai Meadville Electronics Co., Ltd., No. 200 Jiangtian East Road, Songjiang Industrial Zone, Songjiang District, Shanghai, the PRC	113,400,000	100.00	113,400,000
7. Land and buildings in the industrial complex of Shanghai Meadville Science & Technology Co., Ltd., No. 185 Lianyang Road, Songjiang Industrial Zone, Songjiang District, Shanghai,the PRC	134,000,000	100.00	134,000,000
8. Land and buildings in the industrial complex of Shanghai Kaiser Electronics Co., Ltd., No. 228 Jiangtian East Road, Songjiang Industrial Zone, Songjiang District, Shanghai, the PRC	53,800,000	100.00	53,800,000
9. Land and buildings in the industrial complex of ACP Electronics Co., Ltd. located at No. 189 Jinfeng Road/No. 8 Jinzhuang Street, New District, Suzhou City, Jiangsu Province, the PRC	252,400,000	80.00	201,920,000
10. Room 2501 and Garage No. 6 at No. 2 Stair West, He An Lou, Fa Yuan Xin Cun, Fucheng District, Dongguan City, Guangdong Province, the PRC	250,000	70.20	175,500
11. Level 1 and Level 2 of Block 64, He Shan Hua Yuan, New District, Suzhou City, Jiangsu Province, the PRC	3,000,000	80.00	2,400,000
12. 9 residential units in Min Le Yi Cun, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value

Sub-total	975,650,000		832,817,100

-XII-7-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

			Value
	Market value		attributable
	in existing		to the Group
	state as at	Interest	as at
	30 November	attributable	30 November
Property	2009	to the Group	2009
	(HK$)	(%)	(HK$)

Group III — Properties held under development by the Group in the PRC

13. Land and buildings in the industrial complex of Guangzhou Meadville Electronics Co., Ltd. at Lot No. KXC-M2-2, Xinle Road / Guangpu East Road, Science City, Guangzhou Hi-tech Industrial Development Zone, Guangzhou City, Guangdong Province, the PRC	548,900,000	100.00	548,900,000
14. Land and buildings in the industrial complex of Mica-AVA (Guangzhou) Material Company Ltd. at Lot No. KXC-M2-1, Kaitai Avenue / Xinle Road, Science City, Guangzhou Hi-tech Industrial Development Zone, Guangzhou City, Guangdong Province, the PRC	125,500,000	93.71	117,606,050
15. Land and buildings in the industrial complex of Dongguan Shengyi Electronics Ltd., at (Tongsha) Technology Industrial Park, Dongcheng District, Dongguan City, Guangdong Province, the PRC	329,000,000	70.20	230,958,000

Sub-total	1,003,400,000		897,464,050

Group IV — Property held for future development by the Group in India

16. A parcel of land located at Nokia Telecom Special Economic Zone, SIPCOT Industrial Park Phase-III, Sriperumbudur, District Kancheepuram, Chennai, India	27,600,000	80.00	22,080,000

Sub-total	27,600,000		22,080,000

-XII-8-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

				Value
		Market value		attributable
		in existing		to the Group
		state as at	Interest	as at
		30 November	attributable	30 November
Property		2009	to the Group	2009
		(HK$)	(%)	(HK$)
Group V — Properties leased and occupied by the Group

PRC

17.	Unit 30A, Level 30, Block 7, Phase II, Jin Xiu Jiang Nan, Bao’an District, Shenzhen City, Guangdong Province, the PRC	No commercial value	100.00	No commercial value
18.	The parcel of land in the dormitory complex of Dongguan Shengyi Electronics Ltd. together with the access road adjacent thereto at Wanjiang District, Dongguan City, Guangdong Province, the PRC	No commercial value	70.20	No commercial value
19.	Levels 2 to 6 of Dormitory Building Block B, at Yong Tai Cun, Jin Tai Management Zone, Wanjiang District, Dongguan City, Guangdong Province, the PRC	No commercial value	70.20	No commercial value
20.	No. A6-A7 Shang Ye Street, Jihe North Road, Pai Lou, Wanjiang District, Dongguan City, Guangdong Province, the PRC	No commercial value	100.00	No commercial value
21.	Unit 201 Block A, No. 17 Street 2, Phoenix Island, Phoenix City, Guangyuandong Country Garden, Xintang Town, Zengcheng City, Guangdong Province, the PRC	No commercial value	100.00	No commercial value
22.	Room 1905, Level 19, Block A1, Jun Sheng Xuan, Jun Jing Hua Yuan, Zhongshan Da Dao, Tianhe District, Guangzhou City, Guangdong Province, the PRC	No commercial value	100.00	No commercial value

-XII-9-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

				Value
		Market value		attributable
		in existing		to the Group
		state as at	Interest	as at
		30 November	attributable	30 November
Property		2009	to the Group	2009
		(HK$)	(%)	(HK$)

23.	Room 6A, Block 1, Yu Hua Yuan, Yushan Road, Gao Xin District, Suzhou City, Jiangsu Province, the PRC	No commercial value	80.00	No commercial value
24.	Rooms A510, A511 and A513 on Level 5, Shanghai Caohejing Development Zone, Ke Ji Chan Ye Building, No. 900 Yishan Road, Xinxing Technology Development Zone, Caohejing, Shanghai, the PRC	No commercial value	100.00	No commercial value
25.	Room 1405 on Level 14, No. 118 Xinling Road, Wai Gao Qiao Bao Shui Qu, Shanghai, the PRC	No commercial value	100.00	No commercial value
26.	Room 1606, No. 3 Lane 751, Lingling Road, Xuhui District, Shanghai, the PRC	No commercial value	100.00	No commercial value
27.	Rooms 406 and 407, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
28.	Room 502, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
29.	Rooms 505, 506 and 638, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
30.	Rooms 511, 513, 515, 517, 519, 521, 523, 525, 527 and 529, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
31.	Room 538, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value

-XII-10-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

				Value
		Market value		attributable
		in existing		to the Group
		state as at	Interest	as at
		30 November	attributable	30 November
Property		2009	to the Group	2009
		(HK$)	(%)	(HK$)

32.	Rooms 512, 514 and 518, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
33.	Rooms 535 and 537, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
34.	Rooms 536, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
35.	Room 539, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
36.	A 3-storey dormitory building at No.259 Jiangtian East Road, Songjiang District, Shanghai, the PRC	No commercial value	100.00	No commercial value
Malaysia
37.	1-2-4, Lebuh Bukit Kecil, Kristal Point II, 11900 Bayan Lepas, Penang, Malaysia	No commercial value	100.00	No commercial value
India
38.	2nd Floor, Old No. 319 New No. 4 Valluvar Kottam High Road, Nungambakkam, Chennai, India	No commercial value	80.00	No commercial value
Finland
39.	Plaza, 3rd Floor, Premises 309.45 and 309.46, Plaza, Vihonkatu 8, 24100 Salo, Finland	No commercial value	80.00	No commercial value
40.	Plot No. 1, Block 17, Joensuunkatu 4, Meriniitty (IV) District, Salo, Finland	No commercial value	80.00	No commercial value

-XII-11-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

				Value
		Market value		attributable
		in existing		to the Group
		state as at	Interest	as at
		30 November	attributable	30 November
Property		2009	to the Group	2009
		(HK$)	(%)	(HK$)

U.K.

41.	Suite 1, The Works, The Butts, Chippenham, Wilshire, SN15 3JT, U.K.	No commercial value	100.00	No commercial value

U.S.A.

42.	479 Montague Expressway, Milpitas, CA 95035, U.S.A.	No commercial value	100.00	No commercial value

43.	Apartment No. 3307, 431 El Camino Real #3307 Santa Clara CA 95050-4366 California, U.S.A.	No commercial value	100.00	No commercial value

	Sub-total	—		—

	Grand Total	2,126,350,000		1,868,104,740

-XII-12-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
Group I — Properties held under a long lease and occupied by the Group in Hong Kong

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

1.	No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong Sub-section 5 of Section E of Tai Po Town Lot No. 1 and the Extension thereto
The property is an industrial complex occupying a site with a site area of approximately 4,645.20 sq.m. (50,001 sq.ft.).

The property, completed in about 1981, comprises a 5-storey industrial building, which accommodates workshop areas and ancillary office spaces with car parking spaces and loading/unloading bay provided in the property.

The gross floor area of the property is approximately 10,178.07 sq.m. (109,557 sq.ft.).

Tai Po Town Lot No. 1 and the Extension thereto is held by Hong Kong Science and Technology Parks Corporation from Government under New Grant No. 11250 for a term of 99 years less the last three days thereof commencing from 1 July 1898, which has been statutorily extended to expire on 30 June 2047.
			The property is occupied by the Group for production purpose. It is leased to the Group for a term due to expire on 27 June 2047 at an annual rent of an amount equal to 3% of the ratable value from time to time of the land.	HK$48,400,000 (Value attributable to the Group: HK$48,400,000)

Notes:

1)	The registered owner of the property is Hong Kong Science and Technology Parks Corporation, an independent third party.

2)	The property is subject to a Deed of Variation of Lease vide Memorial No. 07021402230669 dated 15 January 2007 in favour of OPC Manufacturing Limited.

3)	The property is currently held by OPC Manufacturing Limited by way of lease for a term due to expire on 27 June 2047. It was acquired on 15 January 2007 at a consideration of HK$25,000,000.

4)	We have been advised by the Company that OPC Manufacturing Limited is a wholly-owned subsidiary of the Company.

5)	We have been further advised by the Company that the total cost of acquisition and cost expended on the property was amounted to approximately HK$49,959,000.

-XII-13-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

2.	No. 7 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong Section C of Subsection 3 of Section F of Tai Po Town Lot No. 1 and the Extension thereto
The property is an industrial complex occupying a site with a site area of approximately 3,435.59 sq.m. (36,981 sq.ft.).

The property, completed in about 1986, comprises a 2-storey industrial building, which accommodates workshop areas and ancillary office spaces, and 1-storey boiler house building. Car parking spaces and loading/unloading bay are provided in the property.

The gross floor area of the property is approximately 1,753.51 sq.m. (18,875 sq.ft.).

Tai Po Town Lot No. 1 and the Extension thereto is held by Hong Kong Science and Technology Parks Corporation from Government under New Grant No. 11250 for a term of 99 years less the last three days thereof commencing from 1 July 1898, which has been statutorily extended to expire on 30 June 2047.
			The property is occupied by the Group for production purpose. It is leased to the Group for a term due to expire on 27 June 2047 at an annual rent of an amount equal to 3% of the ratable value from time to time of the land.	HK$8,400,000 (Value attributable to the Group: HK$8,400,000)

Notes:

1)	The registered owner of the property is Hong Kong Science and Technology Parks Corporation, an independent third party.

2)	The property is subject to the following encumbrances:
a)	Lease vide Memorial No. TP562899 dated 27 February 1998 in favour of Mass Lam International Limited (now known as OPC Manufacturing Limited); and

b)	Deed of Extension of Lease Term and Modifications vide Memorial No. TP565324 dated 27 February 1998 in favour of Mass Lam International Limited (now known as OPC Manufacturing Limited).
3)	The property is currently held by OPC Manufacturing Limited by way of lease for a term due to expire on 27 June 2047.

4)	We have been advised by the Company that OPC Manufacturing Limited is a wholly-owned subsidiary of the Company.

-XII-14-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

3.	Nos. 6-8 Dai Wang Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong Sub-section 7 of Section H of Tai Po Town Lot No. 1 and the Extension thereto
The property is an industrial complex occupying a site with a site area of approximately 12,628.40 sq.m. (135,932 sq.ft.).

The property, completed in about 1985 with full scale renovation works completed in about 2007, comprises a 2-storey industrial building, which accommodates workshop areas and ancillary office spaces with car parking spaces and loading/ unloading bay provided in the property.

The gross floor area of the property is approximately 8,988.12 sq.m. (96,748 sq.ft.) plus a roof area of 8,440.79 sq.m. (90,857 sq.ft.).

Tai Po Town Lot No. 1 and the Extension thereto is held by Hong Kong Science and Technology Parks Corporation from Government under New Grant No. 11250 for a term of 99 years less the last three days thereof commencing from 1 July 1898, which has been statutorily extended to expire on 30 June 2047.
			The property is occupied by the Group for production purpose. It is leased to the Group for a term due to expire on 27 June 2047 at an annual rent an amount equal to 3% of the ratable value from time to time of the land.	HK$62,900,000 (Value attributable to the Group: HK$58,943,590)

Notes:

1)	The registered owner of the property is Hong Kong Science and Technology Parks Corporation, an independent third party.

2)	The property is subject to an Agreement for Lease vide Memorial No. 05042002130421 dated 31 March 2005 in favour of Mica-Ava (Far East) Industrial Limited for a premium of HK$32,500,000.

3)	The property is currently held by Mica-Ava (Far East) Industrial Limited by way of lease for a term due to expire on 27 June 2047.

4)	We have been advised by the Company that Mica-Ava (Far East) Industrial Limited is a 93.71%-owned subsidiary of the Company.

5)	We have been further advised by the Company that the total costs of acquisition and renovation works of the property was approximately HK$75,826,000.

-XII-15-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
Group II — Properties held and occupied by the Group in the PRC

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

4.	Lands and buildings in the industrial complex of Dongguan Shengyi Electronics Ltd., No. 413 Guansui Avenue, Wanjiang District, Dongguan City, Guangdong Province, the PRC
The property comprises an industrial complex occupying two neighbouring sites formed by three parcels of land with a total site area of approximately 39,294.95 sq.m. (422,971 sq.ft).

The industrial complex comprises a workshop with ancillary office building, a number of ancillary buildings and structures for dormitory, canteen, warehouse, and other ancillary uses. The buildings and structures were built in the period between 1988 and 2004.

The total gross floor area of the property is approximately 34,421.25 sq.m. (370,510 sq.ft.).

The land use rights for the two parcels of land in the property have been granted for industrial use for terms of 50 years (See Notes 1 to 2).
			The property is occupied by the Group for production purpose.	HK$80,800,000 (Value attributable to the Group: HK$56,721,600)

Notes:

1)	Pursuant to the Certificate of State-owned Land Use (Dong Fu Guo Yong (1998) Zi No. Te 60) issued by Dongguan Municipal People’s Government in March 1998, the land use right of a parcel of land in the property having a site area of 11,340.00 sq.m. has been granted to Dongguan Shengyi Electronics Ltd. for industrial use for a term due to expire on 23 February 2048.

2)	Pursuant to the Certificate of State-owned Land Use (Dong Fu Guo Yong (1999) Zi No. Te 405) issued by Dongguan Municipal People’s Government in August 1999, the land use right of a parcel of land in the property having a site area of 9,715.00 sq.m. has been granted to Dongguan Shengyi Electronics Ltd. for industrial use for a term due to expire on 17 December 2048.

3)	Pursuant to the Agreement for Transfer of Land Use Rights dated 10 July 2001 and its Supplementary Agreement dated 19 December 2002 entered into between (Dongguan City Wanjiang District Foreign Economic Development Company) and Dongguan Shengyi Electronics Ltd., the land use right of a parcel of land in the property having a site area of 18,239.95 sq.m. has been agreed to be transferred to Dongguan Shengyi Electronics Limited for a term to be approved by the land bureau (no less than 50 years).

4)	Pursuant to four sets of Certificate of Real Estate Ownership C0192553 to C0192556 (Yue Fang Di Zheng Zi Nos. C0192553 to C0192556) issued by Guangdong Provincial People’s Government on 27 June 2001 and 4 July 2001, the ownership of 4 blocks of buildings in the property having a total gross floor area of 17,232.20 sq.m. is vested in Dongguan Shengyi Electronics Ltd.

5)	Pursuant to another two sets of Certificate of Real Estate Ownership C4264675 and C4264676 (Yue Fang Di Zheng Zi Nos. C4264675 and C4264676) issued by Guangdong Provincial People’s Government on 15 September 2006, the ownership 2 blocks of buildings in the property having a total gross floor area of 10,119.35 sq.m. is vested in Dongguan Shengyi Electronics Ltd.

-XII-16-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
6)	Pursuant to two sets of Certificate of Real Estate Ownership C5236281 and C5236282 (Yue Fang Di Zheng Zi Nos. C5236281 and C5236282) issued by Guangdong Provincial People’s Government on 24 January 2007, the ownership of 2 blocks of buildings in the property having a total gross floor area of 2,781.47 sq.m. is vested in Dongguan Shengyi Electronics Ltd.

7)	We have been advised by the Company that Dongguan Shengyi Electronics Ltd. is a 70.2%-owned subsidiary of the Company.

8)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Dongguan Shengyi Electronics Ltd. is in possession of the legal title to the land use rights of the two parcels of land held under Certificates of State-owned Land Use Dong Fu Guo Yong (1998) Zi No. Te 60 and Dong Fu Guo Yong (1999) Zi No. Te 405 and is entitled to use, transfer, lease and mortgage the land use rights of the said two parcels of land.

b)	Dongguan Shengyi Electronics Ltd. is in possession of the legal title to the building ownership to those buildings with certificates of real estate ownership granted and is entitled to use, transfer, lease and mortgage or dispose by other legal way those buildings.

c)	The title documents regarding the above-mentioned land use rights and buildings are lawful and valid; and are not rescinded or amended by the issuing authority.

d)	There were no such planning and construction documents as construction works planning permit, commencement permit, etc. for a building designated as domestic sewage treatment station. According to Dongguan Shengyi Electronics Ltd., Dongguan Shengyi Electronics Ltd. may rectify the construction planning procedures according to the relevant notice of the Dongguan Municipal Government Application for the relevant real estate ownership certificate.

e)	Apart from the risk of relocation and demolition conducted by the government in case of changes in urban planning, Dongguan Shengyi Electronics Ltd. may use the domestic sewage treatment station in accordance with the permitted use before completion of the rectifying procedures.

f)	Regarding the said parcel of land with a site area of 18,239.95 sq.m., according to the relevant PRC laws and regulations, Dongguan City Wanjiang District Foreign Economic Development Company is not a proper authority to grant the land use right; hence, Dongguan Shengyi Electronics Ltd., in order to obtain the land use right of the said parcel of land, has to complete the land grant procedure by signing the land grant contract with Dongguan Municipal State-owned Land Resources Bureau, to settle the land grant premium in full and to process the land registration procedure.

g)	Construction planning procedures regarding the two buildings, designated as Workshop No. 2 and the Spare Parts Warehouse and Repair Workshop, erected on the said parcel of land (mentioned in Note 3 above) have not been made. Dongguan Shengyi Electronics Ltd. has to process the construction planning, obtain the relevant planning permit, construction works planning permit, construction works commencement permit, construction works completion permit, etc and complete the completion inspection procedures for these two buildings after obtaining the land use right of the said parcel of land.

h)	The property falls within the area the urban planning of which is subject to changes; and expansion of factory premises in the area is subject to restrictions. Upon implementation of the urban planning which leads to the case that the land in the property cannot be used for industrial purpose, Dongguan Shengyi Electronics Ltd. may relocate its production facilities to other area and such relocation will be compensated if the land use rights of respective parcels of land in the property have been obtained through proper procedures with land use rights certificates granted.

-XII-17-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
i)	As the area in which the property located has been zoned into commercial use under the detail planning control, there is the possibility for Dongguan Shengyi Electronics Ltd. to relocate the industrial complex. However, such detail planning is not the 5-year short term construction planning and it is not able to predict and to confirm the timing of its actual implementation. Currently, there is no plan for demolition and relocation of the locality and no negotiation regarding relocation of the subject industrial complex have been made. In fact, Dongguan Shengyi Electronics Ltd. may, based on the relevant government encouraging policy in relocation, actively request for relocating part or whole of the subject industrial complex thus obtaining the compensation on land price difference or redevelop part or whole of the property for commercialized property development project.

j)	Upon implementation of demolition and relocation process, Dongguan Shengyi Electronics Ltd. will be entitled for compensation by way of property exchange or by monetary payment and for the subsidiary on relocation based on appraised market price for those portion of property with land use rights certificate and certificates of real estate ownership. Appropriate compensation will also be awarded to the subject if its business is disrupted. According to the relevant laws and regulations, the compensation will be 80% of the monthly profit assessed by the tax department for a time period of six months.

k)	Regarding the property the land use rights certificate of which has not been obtained, the buildings erected thereon may be considered as unauthorized structures and may have the risk of demolition by the government without compensation.

l)	The property is not subject to mortgage or other encumbrances.
9)	In the valuation of this property, we have relied on the aforesaid opinions and have ascribed no commercial value to the land mentioned in Note 3 above together with the buildings erected thereon as well as the domestic sewage treatment station mentioned in Note 8 (d) above.

10)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Agreement for Transfer of Land Use Rights	Yes
Certificates of State-owned Land Use (part)	Yes
Planning Permits for Construction Land	Yes
Planning Permits for Construction Works	Yes
Commencement Permits for Construction Works (part)	Yes
Certificates of Real Estate Ownership (part)	Yes

-XII-18-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

5.	Lands and buildings in the industrial complex of Dongguan	The property comprises an industrial complex occupying a site formed by two adjoining parcels of land with a total site area of approximately 122,891.37 sq.m. (1,322,803 sq.ft).	The property is occupied by the Group for production purpose.	HK$338,000,000 (Value attributable to the Group: HK$270,400,000)
Meadville Circuits Limited, No. 238 Shanhu Road, Niushan, Dongcheng District, Dongguan City, Guangdong Province, the PRC
The industrial complex comprises 3 workshop buildings, an office building, 4 dormitory buildings and a clubhouse composite building. The buildings were built in about 2005 to 2009.

The total gross floor area of the property is approximately 99,324.52 sq.m. (1,069,129 sq.ft.).

The land use rights of the property have been granted for industrial use for a term due to expire on 29 December 2055.
Notes:
1)	Pursuant to two Certificates of State-owned Land Use 444 and 445 (Dong Fu Guo Yong (2006) Nos. Te 444 and Te 445) both issued by Dongguan Municipal People’s Government on 26 May 2006, the land use rights of the two parcels of land in the property having a total site area of 122,891.37 sq.m. have been granted to Dongguan Meadville Circuits Limited for industrial use for a same term due to expire on 29 December 2055.

2)	Pursuant to five Certificates of Real Estate Ownership (Yue Fang Di Zheng Zi Nos. C4952142 to C4952146) issued by Guangdong Provincial People’s Government on 18 October 2006, the ownership of 5 blocks of buildings in the property having a total gross floor area of 76,695.18 sq.m. is vested in Dongguan Meadville Circuits Limited.

3)	Pursuant to four Certificates of Real Estate Ownership (Yue Fang Di Quan Zheng Guan Zi Nos. 0200033772 to 0200033775) issued by Dongguan Municipal Property Administration Bureau registered on 26 June 2009, the ownership of 4 blocks of buildings in the property having a total gross floor area of 22,629.34 sq.m. is vested in Dongguan Meadville Circuits Limited.

4)	We have been advised by the Company that Dongguan Meadville Circuits Limited is an 80%-owned subsidiary of the Company.

5)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Dongguan Meadville Circuits Limited is in possession of the legal title to the property and is entitled to use, transfer, lease and mortgage or other legal way to dispose the property.

-XII-19-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
b)	The title documents regarding the land use rights are lawful and valid; and are not rescinded or amended by the issuing authority.

c)	The property is not subject to mortgage or other encumbrances.
6)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Contracts for Grant of State-owned Land Use Rights	Yes
Certificates of State-owned Land Use	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes
Completion Certificates	Yes
Certificates of Real Estate Ownership	Yes

-XII-20-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
		Particulars of	existing state as at
Property	Description and tenure	occupancy	30 November 2009

6.	Land and buildings in the industrial complex of Shanghai Meadville Electronics Co., Ltd., No. 200 Jiangtian East Road, Songjiang Industrial Zone, Songjiang District, Shanghai, the PRC	The property comprises an industrial complex occupying a site with a site area of approximately 38,718.00 sq.m. (416,761 sq.ft).

The industrial complex comprises 12 blocks of 1 to 2-storey buildings and various ancillary structures for workshop, offices, warehouse and ancillary facilities uses. The buildings were built in the period between 1998 and 2004.

The total gross floor area of the property is approximately 20,746.00 sq.m. (223,310 sq.ft.).

	The land use right of the property has been granted for industrial use for a term from 8 February 1996 to 7 February 2046.	The property is occupied by the Group for production purpose.	HK$113,400,000 (Value attributable to the Group: HK$113,400,000)

Notes:
1)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Shi Zi (1997) No. 100144) issued by Shanghai Housing and Land Administration Bureau on 13 May 1997, the land use right of the property having a site area of 38,718.00 sq.m. has been granted to Shanghai Meadville Electronics Co., Ltd. for industrial use for a term from 8 February 1996 to 7 February 2046.

2)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2005) No. 002400) issued by Shanghai Housing and Land Resources Administration Bureau on 29 December 2004, the ownership to the buildings in the property having a total gross floor area of 20,746.00 sq.m., is vested in Shanghai Meadville Electronics Co., Ltd.

3)	We have been advised by the Company that Shanghai Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

4)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Shanghai Meadville Electronics Co., Ltd. is in possession of the legal title to the property and is entitled to use, transfer, lease and mortgage or other legal way to dispose the property.

b)	The title documents regarding the property are lawful and valid; and are not rescinded or amended by the issuing authority.

c)	The property is not subject to mortgage or other encumbrances.

-XII-21-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
5)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Contract for Grant of State-owned Land Use Rights	Yes
Certificate of Real Estate Ownership	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes

-XII-22-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
		Particulars of	existing state as at
Property	Description and tenure	occupancy	30 November 2009

7.	Land and buildings in the industrial complex of Shanghai Meadville Science & Technology Co., Ltd., No. 185 Lianyang Road, Songjiang Industrial Zone, Songjiang District, Shanghai, the PRC	The property comprises an industrial complex occupying a site with a site area of approximately 48,426.00 sq.m. (521,257 sq.ft).

The industrial complex comprises 12 blocks of 1 to 5-storey buildings for workshop, offices, warehouse, dormitory and ancillary facilities uses. The buildings were built in the period between 2000 and 2005.

The total gross floor area of the property is approximately 31,848.91 sq.m. (342,822 sq.ft.).

	The land use right of the property has been granted for industrial use for a term from 5 April 1999 to 7 April 2049.	The property is occupied by the Group for production purpose.	HK$134,000,000 (Value attributable to the Group: HK$134,000,000)

Notes:
1)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2006) No. 031291) issued by Shanghai Housing and Land Resources Administration Bureau on 27 December 2006, the ownership to the buildings in the property having a total gross floor area of 31,848.91 sq.m. is vested in Shanghai Meadville Science & Technology Co., Ltd. The land use right of the property, having a site area of 48,426.00 sq.m., has been granted for industrial use for a term from 5 April 1999 to 7 April 2049.

2)	We have been advised by the Company that Shanghai Meadville Science & Technology Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	Shanghai Meadville Science & Technology Co., Ltd. is in possession of the legal title to the property and is entitled to use, transfer, lease and mortgage or other legal way to dispose the property.

b)	The title documents regarding the property are lawful and valid; and are not rescinded or amended by the issuing authority.

c)	The property is not subject to mortgage or other encumbrances.

-XII-23-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
4)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Contract for Grant of State-owned Land Use Rights	Yes
Certificates of Real Estate Ownership	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes
Completion Certificates	Yes

-XII-24-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

8.	Land and buildings in the industrial complex of Shanghai Kaiser	The property comprises an industrial complex occupying a site with a site area of approximately 12,561.00 sq.m. (135,207 sq.ft).	The property is occupied by the Group for production purpose.	HK$53,800,000 (Value attributable to the Group: HK$53,800,000)
Electronics Co., Ltd., No. 228 Jiangtian East Road, Songjiang Industrial Zone, Songjiang District, Shanghai, the PRC

The industrial complex, developed in four phases, comprises 1 block of 3-storey office building (developed in two phases), 4 blocks of adjoining workshop building of 1 to 3 storeys and 1 block of 1-storey guardhouse. The buildings were built in the period from 2004 to 2008.

The total gross floor area of the office and workshop buildings is approximately 10,317.02 sq.m. (111,052 sq.ft.).

The land use right of the property has been granted for industrial use for a term from 15 October 2001 to 14 October 2051.

Notes:
1)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2006) No. 025061) issued by Shanghai Housing and Land Resources Administration Bureau on 28 September 2006, the ownership to two blocks of building, which has a gross floor area of 2,877.36 sq.m. erected on the subject parcel of land in the property, is vested in Shanghai Kaiser Electronics Co., Ltd. The land use right of the land in the property having a site area of 12,561.00 sq.m. has been granted for industrial use for a term from 15 October 2001 to 14 October 2051.

2)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2006) No. 029389) issued by Shanghai Housing and Land Resources Administration Bureau on 27 November 2006, the ownership to three blocks of building, which have a total gross floor area of 4,811.04 sq.m. erected on the subject parcel of land in the property, is vested in Shanghai Kaiser Electronics Co., Ltd.

3)	Pursuant to the Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2007) No. 041206) issued by Shanghai Housing and Land Resources Administration Bureau on 25 December 2007, the ownership to four blocks of building, which has a gross floor area of 7,305.32 sq.m. erected on the subject parcel of land in the property, is vested in Shanghai Kaiser Electronics Co., Ltd.

4)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

5)	It is our understanding that the Certificate of Real Estate Ownership mentioned in Note 3 above covers all Phase I to Phase III and superseded the Certificates of Real Estate Ownership mentioned in Notes 1 and 2.

6)	Pursuant to the Planning Permit for Construction Works (Hu Song Jian No. 2008 17080422F00867) dated 22 April 2008 issued by Planning Administration Bureau of Songjiang District, Shanghai, the construction works for Phase IV of the property having a gross floor area of 3,928.00 sq.m. were in compliance with the planning requirements and were approved to be constructed.

-XII-25-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
7)	Pursuant to the Commencement Permit for Construction Works No. 310227200405091801 dated 21 May 2008 issued by Construction & Transportation Commission of Songjiang District, Shanghai, the construction works for the Phase IV of the property having a gross floor area of 3,928.00 sq.m. were approved to commence.

8)	Pursuant to the Report on Completion Inspection of Construction Works dated 15 December 2009, the construction works for Phase IV of the property having a gross floor area of 3,011.70 sq.m. have passed the inspection.

9)	Pursuant to the Certificate of Filing for Registration of Construction Works Completion No. 2010SJ0007 dated 13 January 2010 issued by Construction & Transportation Commission of Songjiang District, Shanghai, the filing for registration of construction works completion for the Phase IV of the property having a gross floor area of 3,928.00 sq.m. was approved.

10)	In the course of our valuation, we have adopted a gross floor area of approximately 3,011.70 sq.m. for Phase IV of the property.

11)	We have been further advised by the Company that application for the Certificate of Real Estate Ownership to include Phase IV of the property is in process.

12)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Shanghai Kaiser Electronics Co., Ltd. is in possession of the legal title to Phases I to III of the property and is entitled to use, transfer, lease and mortgage or other legal way to dispose such property.

b)	Phases I to III of the property is not subject to transfer, mortgage, seizure or third party’s right.

c)	Regarding Phase IV of the property, Shanghai Kaiser Electronics Co., Ltd. has legally obtained the Planning Permit for Construction Land Use, the Planning Permit for Construction Works, the Commencement Permit for Construction Works and the inspection approvals on fire control as well as planning compliance. Upon completion of the inspection procedures for quality and environmental protection, etc, and obtaining the Certificate of Real Estate Ownership from the relevant authorities, Shanghai Kaiser Electronics Co., Ltd. can legally use, transfer, lease and mortgage the said property.
13)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Contract for Grant of State-owned Land Use Rights	Yes
Certificate of Real Estate Ownership (Part)	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Completion Certificate for Construction Works (Part)	Yes

-XII-26-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

9.	Land and buildings in the industrial complex of ACP Electronics Co.,	The property comprises an industrial complex erected over a parcel of land with a site area of approximately 104,950.73 sq.m. (1,129,690 sq.ft).	The property is occupied by the Group for production purpose.	HK$252,400,000 (Value attributable to the Group: HK$201,920,000)
Ltd. located at No. 189 Jinfeng Road/No. 8 Jinzhuang Street, New District, Suzhou City, Jiangsu Province, the PRC
The industrial complex comprises a 2-storey workshop/office building, a 4-storey training centre/staff quarters building and a 1-storey guardhouse with a number of ancillary structures for storage and bicycle parking uses. The buildings and structures were built in the period between 2000 and 2006.

The total gross floor area of the property is approximately 34,281.59 sq.m. (369,007 sq.ft.).

The land use right of the property has been granted for industrial use for a term due to expire on 7 October 2048.

Notes:
1)	Pursuant to the Certificate of State-owned Land Use (Su Xin Guo Yung (2000) No. 2366) issued by Suzhou Municipal People’s Government in October 2000, the land use right of the property has been granted to ACP Electronics Co., Ltd. for industrial use for a term due to expire on 7 October 2048.

2)	Pursuant to the Certificate of Building Ownership (Su Fang Quan Zheng Xin Qu Zi No. 00005169) issued by Suzhou Municipal Property Administration Bureau on 3 November 2000, the ownership of a building in the property with a total gross floor area of 27,006.51 sq.m. is vested in ACP Electronics Co., Ltd.

3)	Pursuant to the Certificate of Building Ownership (Su Fang Quan Zheng Xin Qu Zi No. 00037267) issued by Suzhou Municipal Property Administration Bureau on 3 August 2005, the ownership of two buildings in the property with a total gross floor area of 7,275.08 sq.m. is vested in ACP Electronics Co., Ltd.

4)	We have been advised by the Company that ACP Electronics Co., Ltd. is an 80%-owned subsidiary of the Company.

5)	We have been further advised by the Company that the property was acquired on 30 November 2007 and the cost of acquisition and the costs expended on the property were approximately HK$158,800,000 and HK$30,000,000 respectively.

-XII-27-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
6)	The opinion of Grandall Legal Group (Shanghai) dated 14 January 2008 is summarized as follows:
a)	ACP Electronics Co., Ltd. is in possession of the legal title to the property and is entitled to use, transfer, lease and mortgage the property.

b)	The property is free from encumbrances.
7)	The status of title and grant of major approvals, consents or licences in accordance with the information provided by the Company and the aforesaid legal opinion are as fo1lows:

Certificate of State-owned Land Use	Yes
Planning Permit for Construction Works	Yes
Certificate of Building Ownership	Yes

-XII-28-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

10.	Room 2501 and Garage No. 6 at No. 2 Stair West, He An Lou, Fa Yuan Xin Cun, Fucheng District, Dongguan City, Guangdong Province, the PRC
The property comprises a residential unit together with a garage within a 7-storey residential building completed in about 1989.

The total gross floor area of the property is approximately 103.62 sq.m. (1,115 sq.ft.).
			The property is occupied by the Group for residential and bicycle parking purposes.	HK$250,000 (Value attributable to the Group: HK$175,500)
Notes:
1)	Pursuant to the Certificate for Real Estate Ownership (Yue Fang Di Zheng Zi No. 2275680) issued by Guangdong Provincial People’s Government, the ownership of the property having a gross floor area of 103.62 sq.m. is vested in Dongguan Shengyi Electronics Ltd.

2)	We have been advised by the Company that Dongguan Shengyi Electronics Ltd. is a 70.2%-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	Dongguan Shengyi Electronics Ltd. is in possession of a proper legal title the property and is entitled to use, transfer, lease and mortgage or dispose by other legal way the property.

b)	The title documents regarding the property are lawful and valid; and are not rescinded or amended by the issuing authority.

c)	The property is not subject to mortgage or other encumbrances.
4)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Certificate of Real Estate Ownership	Yes

-XII-29-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

11.	Level 1 and Level 2 of Block 64, He Shan Hua Yuan, New District, Suzhou City, Jiangsu Province, the PRC
The property comprises two residential units of a 4-storey residential building within a large-scale residential development. The subject building was completed in about 2002.

The total gross floor area of the property is approximately 298.60 sq.m. (3,214 sq.ft.).

The land use rights of the property have been granted for residential use for a term due to expire on 25 October 2064.
			The property is occupied by the Group for dormitory use.	HK$3,000,000 (Value attributable to the Group: HK$2,400,000)
Notes;
1)	Pursuant to the Certificate of State-owned Land Use (Su Xin Guo Yung (2002) No. 0010) issued by Suzhou Municipal People’s Government in January 2002, the land use rights of the property have been granted to ACP Electronics Co., Ltd. for residential use for a term due to expire on 25 October 2064.

2)	Pursuant to the Certificate of Building Ownership (Su Fang Quan Zheng Xin Qu Zi No. 00011133) issued by Suzhou Municipal Property Administration Bureau on 16 January 2002, the ownership of the property with a total gross floor area of 298.60 sq.m. is vested in ACP Electronics Co., Ltd.

3)	We have been advised by the Company that ACP Electronics Co., Ltd. is an 80%-owned subsidiary of the Company.

4)	We have been further advised by the Company that the property was acquired on 30 November 2007 and that the cost of acquisition was approximately HK$2,700,000.

5)	The opinion of Grandall Legal Group (Shanghai) dated 14 January 2008 is summarized as follows:
a)	ACP Electronics Co., Ltd. is in possession of the legal title to the property and is entitled to use, transfer, lease and mortgage the property.

b)	The property is free from encumbrances.
6)	The status of title and grant of major approvals, consents or licences in accordance with the information provided by the Company and the aforesaid legal opinion are as fo1lows:

Certificate of State-owned Land Use	Yes
Certificate of Building Ownership	Yes

-XII-30-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

12.	9 residential units in Min Le Yi Cun (See Note 1 below), Songjiang District, Shanghai, the PRC
The property comprises 9 residential units within 7 blocks of 6-storey residential buildings within Min Le Yi Cun. The subject buildings were completed in about 1998.

The total gross floor area of the property is approximately 1,193.78 sq.m. (12,850 sq.ft.).

The land use rights of the land in the property have been allocated for residential use.
			The property is occupied by the Group for staff quarters purpose.	No commercial value (See Note 5 below)
Notes:
1)	The property includes Rooms 601 and 602 of No. 2 Min Le Yi Cun, 601 and 602 of No. 4 Min Le Yi Cun, 601 of No. 13 Min Le Yi Cun, 601 of No. 14 Min Le Yi Cun, 601 of No. 19 Min Le Yi Cun, 601 of No. 40 Min Le Yi Cun and 601 of No. 41 Min Le Yi Cun.

2)	Pursuant to nine sets of Certificate of Real Estate Ownership (Hu Fang Di Song Zi (2003) No. 014529 to 014537) issued by Shanghai Housing and Land Resources Administration Bureau on 14 August 2003, the ownership to the property is vested in Shanghai Meadville Electronics Co., Ltd.

3)	We have been advised by the Company that Shanghai Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

4)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	The land use rights of the property are obtained by way of administration appropriation.

b)	Shanghai Meadville Electronics Co., Ltd. is legally entitled to use the property. However, Shanghai Meadville Electronics Co., Ltd. should apply for the land use rights by way of grant from relevant authority. Shanghai Meadville Electronics Co., Ltd. cannot transfer/sub-lease, let, mortgage or dispose by other way the property before completing the relevant procedure for obtaining the land use rights by way of grant.

c)	The property is not subject to mortgage or other encumbrances.
5)	We have relied on the aforesaid legal opinion and ascribed no commercial value to the property. However, for reference purpose, we are of the opinion that the market value of the property as at the Date of Valuation would be HK$8,800,000 assuming the property could be freely transferred.

6)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as fo1lows:

Certificates of Real Estate Ownership	Yes

-XII-31-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
Group III — Properties held under development by the Group in the PRC

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

13.	Land and buildings in the industrial complex of Guangzhou Meadville Electronics Co., Ltd. at Lot No. KXC-M2-2 at Xinle Road /Guangpu East Road, Science City, Guangzhou Hi-tech Industrial Development Zone, Guangzhou City, Guangdong Province, the PRC
The property comprises an industrial complex being erected over a parcel of land with a site area of approximately 89,932.00 sq.m. (968,028 sq.ft.).

The property is planned to be developed into an industrial complex in two phases with a total gross floor area of approximately 149,636.00 sq.m. (1,610,682 sq.ft.). Upon completion, the industrial complex will comprise 7 major blocks of 3 to 6-storey buildings for workshop, composite and dormitory uses and various blocks of ancillary buildings and structures.

The construction of Phase I comprising a block of 3-storey workshop/office building, 1 block of 6-storey composite building, 3 blocks of 6-storey staff quarters building and 3 blocks of 1-storey ancillary buildings for guardhouse, storage and dangerous goods storage uses have been completed in about 2008, whereas the construction works for Phase II have not yet been implemented.

The total gross floor area of the Phase I is approximately 147,451.60 sq.m. (1,587,169 sq.ft.).

The land use rights of the property has been granted for industrial use for a term due to expire on 15 October 2056.
Portions of the Phase I of the property is occupied by the Group for production purpose and the remaining portions with a total gross floor area of about 66,001.20 sq.m. are pending for fitting-out works to commence.

			The property is expected to be fully developed in about 2012.	HK$548,900,000 (Value attributable to the Group: HK$548,900,000)
Notes:
1)	Pursuant to the Contract for Grant of State-owned Land Use Rights entered into between (Guangzhou Municipal State-owned Land Resources and Housing Administration Bureau) and Guangzhou Meadville Electronics Co., Ltd. on 16 October 2006, the land use right of the property having a site area of 89,932.00 sq.m. was been agreed to be granted to Guangzhou Meadville Electronics Co., Ltd. at a consideration of RMB19,785,040 for industrial use for a term of 50 years from 16 October 2006 to 15 October 2056.

2)	Pursuant to the Certificate of State-owned Land Use 06 (06 Guo Yong No. Yong 05000018), issued by Guangzhou Municipal People’s Government on 30 November 2006, the land use right of the land in the property having a site area of 89,932.00 sq.m. has been granted to Guangzhou Meadville Electronics Co., Ltd. for industrial/ mining/storage uses for a term due to expire on 15 October 2056.

3)	We have been advised by the Company that Guangzhou Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

-XII-32-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
4)	Pursuant to the letter dated 8 September 2006 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the major planning requirements for the property include:

Development density	: 35% to 60%
Plot ratio	: 0.8 to 2
Maximum building height	: 20 metres
Green area ratio	: 20% to 30%
Office & dormitory facilities	: ≤ 10% of the site area
Office gross floor area	: ≤ 20% of the total gross floor area of the property
Parking facilities	: 1 parking space for every 1,000 sq.m.
Total site area	: 127,714 sq.m.
5)	Pursuant to the approval letter dated 27 September 2006 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the planning proposal for the subject site together with the site of Mica-AVA (Guangzhou) Material Company Ltd. (See Valuation Certificate for Property No. 14) has been approved. Major parameters of the said planning proposal are stated as follows:

Total site area	: 127,714 sq.m.
Total gross floor area	: 169,736 sq.m.
Development density	: 51.2%
Plot ratio	: 1.32
Green area ratio	: 22%
Major buildings	: a 3-storey workshop building (105,841 sq.m.)
a 1-storey workshop building (25,031 sq.m.)
three 6-storey composite buildings (22,341 sq.m.)
three 6-storey dormitory buildings (14,449 sq.m.)
Car parking space	: 171 bays
Building height	: 19.5 metres
6)	Pursuant to two sets of Planning Permit for Construction Works (Sui Kai Gui Jian No. 2006 309) and (Sui Kai Gui Jian No. [2006] 319) both dated 28 November 2006 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works for the property were in compliance with the planning requirements and were approved to be constructed.

7)	Pursuant to two Commencement Permits for Construction Works (Sui Gui Kai Shi No. (2007)156) dated 24 April 2007 and (Sui Gui Kai Shi No. (2007)167) dated 10 May 2007 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works for the workshop and the Phase I of the staff quarters having a respective gross floor area of approximately 110,002 sq.m. and 25,926 sq.m. respectively were approved to commence.

8)	Pursuant to the Opinion Letter for Completion Inspection on Fire Control of the Construction Works of Composite and Staff Quarters Buildings (Sui Gong Luo Xiao (Jian Yin) Zi [2008] No. 0013) dated 30 June 2008 issued by (Guangzhou Municipal Police Bureau Luogang Branch Bureau), the fire control of the Construction Works of Composite and Staff Quarters Buildings passed the examination.

9)	Pursuant to the Opinion Letter for Completion Inspection on Fire Control of the Construction Works of Workshop Building and etc. (Sui Gong Xiao (Jian Yin) Zi [2008] No. 1371) dated 7 November 2008 issued by (Guangzhou Municipal Police Bureau), the fire control of the Construction Works of Workshop Building and etc. passed the examination.

-XII-33-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
10)	Pursuant to the Certificate for Planning Compliance Inspection of Construction Works (Sui Kai Gui Yan Zheng No. [ 2008 ] 79) dated 13 July 2008 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works for the workshop and guardhouse of the property with a total gross floor area of 110,051.60 sq.m. were in compliance with the planning requirements and passed the completion inspection.

11)	We have been advised that application for Certificate of Real Estate Ownership for Phase I development is in process.

12)	We have been further advised by the Company that the property was acquired on 15 October 2006 at a total cost of acquisition of approximately HK$23,000,000 and that the total budgeted costs to develop the property is approximately HK$858,000,000, of which an amount of approximately HK$456,000,000 has already been expended as at 30 November 2009.

13)	The capital value when completed of the property is approximately HK$923,900,000.

14)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Guangzhou Meadville Electronics Co., Ltd. is in possession of the legal title to the land use rights of the land and is entitled to use at no extra land premium the land for the term stated in the said land use certificate.

b)	The property is not subject to transfer, mortgage or seizure.

c)	Guangzhou Meadville Electronics Co., Ltd. upon completing the completion inspections on fire control, quality, environmental safety and etc. and obtaining the Certifcate(s) of Real Estate Ownership, can legally use, transfer, lease and mortgage the property.
15)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Company and the aforesaid legal opinion are as fo1lows:

Contract for Grant of State-owned Land Use Rights	Yes
Certificate of State-owned Land Use	Yes
Planning Permit for Construction Land Use	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes
Certificate for Planning Compliance Inspection of Construction Works	Yes
Certificate of Real Estate Ownership	No

-XII-34-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

14.	Land and buildings in the industrial complex of Mica-AVA (Guangzhou) Material Company Ltd. at Lot No. KXC-M2-1, Kaitai Avenue /Xinle Road, Science City, Guangzhou Hi-tech Industrial Development Zone, Guangzhou City, Guangdong Province, the PRC
The property comprises an industrial complex being erected over a parcel of land with a site area of approximately 37,782.00 sq.m. (406,685 sq.ft.).

The industrial complex comprises a block of 1-storey workshop building and various blocks of ancillary buildings and structures for pump house, guardhouse and storage uses. The buildings and structures were built in about 2008.

The total gross floor area of the property is approximately 25,495.00 sq.m. (274,428 sq.ft.).

The land use right of the property has been granted for industrial use for a term due to expire on 15 October 2056.
			The property, except for portions of which with a total gross floor area of approximately 11,573.00 sq.m. are pending for fitting-out works to commence, is occupied by the Group for production purpose. There has not been any plan to commence the fitting-out works. However, it is expected that the property will be fully developed in 2014 at the latest.	HK$125,500,000 (Value attributable to the Group: HK$117,606,050)
Notes:
1)	Pursuant to the Contract for Grant of State-owned Land Use Rights entered into between (Guangzhou Municipal State-owned Land Resources and Housing Administration Bureau) and Mica-AVA (Guangzhou) Material Company Ltd. on 16 October 2006, the land use right of the property having a site area of 37,782.00 sq.m. was agreed to be granted to Mica-AVA (Guangzhou) Material Company Ltd. at a consideration of RMB8,312,040 for industrial use for a term of 50 years from 16 October 2006 to 15 October 2056.

2)	Pursuant to the Certificate of State-owned Land Use 06 (06 Guo Yong No. Yong 05000017), issued by Guangzhou Municipal People’s Government on 30 November 2006, the land use right of the land in the property having a site area of 37,782.00 sq.m. has been granted to Mica-AVA (Guangzhou) Material Company Ltd. for industrial/mining/storage uses for a term due to expire on 15 October 2056.

3)	We have been advised by the Company that Mica-AVA (Guangzhou) Material Company Ltd. is a 93.71%-owned subsidiary of the Company.

-XII-35-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
4)	Pursuant to the letter dated 8 September 2006 issued by Planning State-owned Development Bureau of Guangzhou Economic & Technological Development District, the major planning requirements for the property include:

Development density	: 35% to 60%
Plot ratio	: 0.8 to 2
Maximum building height	: 20 metres
Green area ratio	: 20% to 30%
Office & dormitory facilities	: ≤ 10% of the site area
Office gross floor area	: ≤ 20% of the total gross floor area of the property
Parking facilities	: 1 parking space for every 1,000 sq.m.
5)	Pursuant to the approval letter dated 27 September 2006 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the planning proposal for the subject site together with the site of Guangzhou Meadville Electronics Co., Ltd. (See Valuation Certificate for Property No. 13) has been approved. Major parameters of the said planning proposal are stated as follows:

Total site area	: 127,714 sq.m.
Total gross floor area	: 169,736 sq.m.
Development density	: 51.2%
Plot ratio	: 1.32
Green area ratio	: 22%
Major buildings	: a 3-storey workshop building (105,841 sq.m.)
a 1-storey workshop building (25,031 sq.m.)
three 6-storey composite buildings (22,341 sq.m.)
three 6-storey dormitory buildings (14,449 sq.m.)
Car parking space	: 171 bays
Building height	: 19.5 metres
6)	Pursuant to the Planning Permit for Construction Works (Sui Kai Gui Jian No. 2006 320) dated 28 November 2006 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works for the property were in compliance with the planning requirements and were approved to be constructed.

7)	Pursuant to the Commencement Permit for Construction Works (Sui Kai Gui Shi No. (2007)132) dated 9 April 2007 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works for the property having a gross floor area of 23,967 sq.m. were approved to commence.

8)	Pursuant to the Certificate for Planning Compliance Inspection of Construction Works (Sui Kai Gui Yan Zheng No. [ 2008 ] 78) dated 13 July 2008 issued by Planning State-owned Land Development Bureau of Guangzhou Economic & Technological Development District, the construction works of the property with a total gross floor area of 25,495 sq.m. were in compliance with the planning requirements and passed the completion inspection.

9)	We have been advised that application for Certificate of Real Estate Ownership is in process.

10)	We have been further advised by the Company that the property was acquired on 15 October 2006 at a total cost of acquisition of approximately HK$10,000,000, and that the total budgeted costs to develop the property is approximately HK$108,000,000, of which an amount of approximately HK$84,000,000 has already been expended as at 30 November 2009.

-XII-36-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
11)	The capital value when completed of the property is approximately HK$135,000,000

12)	The opinions of Grandall Legal Group (Shenzhen) dated 22 January 2007 and 11 February 2010 are summarized as follows:
a)	Mica-AVA (Guangzhou) Material Company Ltd. is in possession of the legal title to the land use rights of the land and is entitled to use at no extra land premium the land for the term stated in the said land use certificate.

b)	The property is not subject to transfer, mortgage or seizure.

c)	There will not be any legal impediment in obtaining the Certificate(s) of Real Estate Ownership for the property.
13)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Company and the aforesaid legal opinion are as fo1lows:

Contract for Grant of State-owned Land Use Rights	Yes
Certificate of State-owned Land Use	Yes
Planning Permit for Construction Land Use	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes
Certificate for Planning Compliance Inspection of Construction Works	Yes
Certificate of Real Estate Ownership	No

-XII-37-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

15.	Land and buildings in the industrial complex of Dongguan Shengyi Electronics Ltd., at (Tongsha) Technology Industrial Park, Dongcheng District, Dongguan City, Guangdong Province, the PRC
The property comprises an industrial complex being erected over a site with a site area of approximately 181,027.00 sq.m. (1,948,575 sq.ft.).

The industrial complex, upon completion, will comprise a block of 2-storey workshop building, two blocks of 6-storey dormitory building, a block of 3-storey canteen and activity building, a block of 1-storey guardhouse and various blocks of structures for ancillary uses.

The total gross floor area of the property is approximately 123,894.00 sq.m. (1,333,595 sq.ft.).

The land use rights of the property will be granted for industrial use for a term of 50 years from the date of issuing of the Certificate for State-owned Land Use.
			The property is currently under construction and is expected to be fully developed in about 2015.	HK$329,000,000 (Value attributable to the Group: HK$230,958,000)

Notes:
1)	Pursuant to the Contract for transfer of State-owned Land Use Rights entered into between (Dongguan Municipal Dongcheng District Office) and Dongguan Shengyi Electronics Ltd. dated 6 July 2006, the land use rights of the property having a site area of 181,027.00 sq.m. has been agreed to be transferred to Dongguan Shengyi Electronics Ltd. at a consideration of RMB34,395,130, which is exclusive of the payment to be made to the land bureau.

2)	We have been advised by the Company that Dongguan Shengyi Electronics Ltd. is a 70.2%-owned subsidiary of the Company.

3)	Pursuant to the Planning Permit for Construction Land Use dated 21 June 2007 issued by Dongguan Municipal City Construction Planning Bureau, the proposed factory construction project of Dongguan Shengyi Electronics Ltd. on the parcel of land having a site area of 181,027.00 sq.m. was in compliance with the planning requirement and were approved to be constructed.

4)	Pursuant to four Approval Letter for Grant of State-owned Land Use Rights all dated 30 June 2007 issued by Dongguan Municipal State-owned Land and Resources Bureau, four parcels of land with a total site area of 148,902.91 sq.m. have been approved to be granted to Dongguan Shengyi Electronics Ltd. for a term of 50 years for industrial use.

5)	We have been advised by the Company that relevant Contracts for Grant of State-owned Land Use Rights regarding the four parcels of land mentioned in Note 3 above have been entered into between Dongguan Shengyi Electronics Ltd. and Dongguan Municipal State-owned Land and Resources Bureau and that most of the land premium for the grant of these parcels of land has been settled. However, as the said four parcels of land are separated by two plots of land for two planned access road, Dongguan Shengyi Electronics Ltd. is in the process of obtaining also these two plots of land by way of grant from the authority so as unify the site. We have been further advised by the Company that it is expected to obtained the Certificate(s) of State-owned Land Use for the unified site in about March 2010.

-XII-38-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
6)	Pursuant to five sets of Planning Permit for Construction Works Nos. A2007274, A2007276 and A2007277 to A2007279 dated 29 September 2007 issued by Dongguan Municipal City Construction Planning Bureau, the construction works for a workshop building, a canteen & activity centre, two dormitory buildings and a guardhouse of the property having a total gross floor area of 123,894.00 sq.m. were in compliance with the planning requirements and were approved to be constructed.

7)	Pursuant to four sets of Commencement Permit for Construction Works Nos. 4419002008030501001, 4419002008030501101, 4419002008030501201 and 4419002008030501301, all dated 5 March 2008 issued by Dongguan Municipal Construction Bureau, the construction works of a workshop building, a canteen & activity centre and two dormitory buildings having a total gross floor area of 123,769.00 sq.m. were permitted to commence.

8)	Pursuant to the Opinion Letter for Completion Inspection on Fire Control Works for Workshop Building, Canteen & Activity Centre and Dormitory Building dated 23 December 2008 issued by (Dongguan Municipal Police Fire Bureau), the fire control works for Workshop Building, Canteen & Activity Centre and Dormitory Building passed the examination.

9)	We have been advised that application for Certificate of State-owned Land Use is in process.

10)	We have been further advised by the Company that the property was acquired on 6 July 2006 at a cost of approximately HK$56,000,000 and that the total budgeted costs to develop the property is approximately HK$348,000,000, of which an amount of approximately HK$258,000,000 has already been expended as at 30 November 2009.

11)	The capital value when completed of the property is approximately HK$424,000,000.

12)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	As relevant Contracts for Grant of State-owned Land Use Rights have been entered into between Dongguan Shengyi Electronics Ltd. and Dongguan Municipal State-owned Land and Resources Bureau with land grant premium settled in part, there will not be any legal impediment in obtaining the Certificate(s) of State-owned Land Use for the four parcels of land.

b)	Upon completion of the approval procedure for the grant of land use rights in relation to the two plots of land for the planned access roads, entering into a land grant contract with land administration department in municipal or county people’s government in accordance with the approval authority and procedure under the relevant law and regulations, and settling in full the land grant premium contracted and the relevant taxes and fees, there should not be any legal risk in obtaining the Certificate(s) of State-owned Land Use for these two plots of land.

c)	Dongguan Shengyi Electronics Ltd. has legally obtained the Planning Permit for Construction Land Use, approval from environmental authority of the Government, Planning Permit for Construction Works, Commencement Permit for Construction Works and Compliance Inspection on the fire control works for the construction works in the property. Upon obtaining the Certificate(s) of Real Estate Ownership, Dongguan Shengyi Electronics Ltd. will be legally entitled to use, transfer, lease and mortgage the property.

d)	It is noted that Commencement Permit for Construction Works for the guardhouse has not been obtained. Certificate of Real Estate Ownership for the guardhouse will be obtained after completing proper procedures for obtaining the relevant Commencement Permit for Construction Works and inspection examinations.

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APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
13)	We have relied on the aforesaid legal opinion and prepared our valuation on the following assumptions:
a)	The land use rights of the land in the property will be granted to Dongguan Shengyi Electronics Ltd. for a term of 50 years for industrial use with all land grant premium settled in full and relevant Certificate(s) of State-owned Land Use obtained

b)	Certificate of Real Estate Ownership for the buildings in the property will be obtained.

c)	Dongguan Shengyi Electronics Ltd. is in possession of a proper legal title to the property and is entitled to transfer the property with the residual term of its land use rights at no extra land premium or other onerous payment payable to the government.
14)	The status of title and grant of major approvals, consents or licences in accordance with the information provided to us by the Company and the aforesaid legal opinion are as fo1lows:

Contract for Transfer of State-owned Land Use Rights	Yes
Certificate of State-owned Land Use	No
Planning Permit for Construction Land Use	Yes
Planning Permit for Construction Works	Yes
Commencement Permit for Construction Works	Yes
Certificate of Real Estate Ownership	No

-XII-40-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
Group IV — Property held for future development by the Group in India

Market value in
		Particulars of	existing state as at
Property	Description and tenure	occupancy	30 November 2009

16.	A parcel of land located at Nokia Telecom Special Economic Zone, SIPCOT Industrial Park Phase-III, Sriperumbudur, District Kancheepuram, Chennai, India	The property comprises a parcel of land with a site area of approximately 22,477.00 sq.m. (241,942 sq.ft.).

It is planned to be developed into an industrial complex with a total gross floor area of approximately 36,260.00 sq.m. (390,303 sq.ft.).

	The property is held under leasehold by Aspocomp Electronics India Private Limited for a term of 33 years commencing from 10 January 2007 with an option to extend the term up to 97 years on a nominal fee of Rs.1 (Rupee one).	The property is currently vacant and subject to construction works with 1,152 piles for foundation having been erected. Yet, construction activity of the property has been held for about 18 months.	HK$27,600,000 (Value attributable to the Group: HK$22,080,000)
Notes:
1)	Pursuant to the Lease Deed dated 19 July 2005 executed between State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) and Nokia India Private Limited (“Nokia”), SIPCOT has granted to Nokia a lease in respect of the Nokia Special Economic Zone Facilities for a period of 99 years.

2)	Pursuant to the Sub-Lease Agreement dated 10 January 2007 entered into between Nokia and Aspocomp Electronics India Private Limited, the property is granted to Aspcomp Electronics India Private Limited for a period of 33 years commencing from the date of the Sub-Lease Agreement with provision of extension of the lease up to 97 years on a nominal fee Rupee one.

3)	We have been advised by the Company that Aspocomp Electronics India Private Limited is an 80%-owned subsidiary of the Company.

4)	We have also been advised by the Company that the property was acquired on 30 November 2007 and that the cost of acquisition was approximately HK$27,600,000. There has not been any cost expended on the property since its acquisition.

5)	We have been further advised by the Company that the situation in relation to the original plan of constructing a plant on the property is currently not clear, as the Group’s business development plan in India has been held in abeyance. Even if the property were disposed of eventually, we consider that the potential tax liabilities, if any, incurred thereof would not be significant, given that there is no material difference in the value as of the Date of Valuation and the cost of acquisition of the property.

6)	The opinion of Nirmal Roy Sanjeevi dated 11 February 2010 is summarized as follows:
a)	The Sub-Lease Agreement has been duly executed, registered and stamped in accordance with law.

b)	The Sub-Lease between Nokia and Aspocomp Electronics India Private Limited is valid, binding and enforceable on both parties.

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APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
c)	The lease term granted is proper under the local law and regulations. The right of extension vested with Aspocomp Electronics India Private Limited is also valid. However the same will be subject to the law in force at the time of extension.

d)	The right of Aspocomp Electronics India Private Limited is to build and use premises for the operation authorized under the Letter of Approval under the SEZ Act.

e)	The right to mortgage of Aspocomp Electronics India Private Limited is limited to mortgaging the improvements in the premises.

f)	Aspocomp Electronics India Private Limited cannot dispose, transfer or assign the property to party other than its affiliated companies.
7)	We have relied on the information provided by the Company and the aforesaid legal opinion and prepared our valuation on the following assumptions:
a)	Aspocomp Electronics India Private Limited is in possession of the legal title to the leasehold interest in the property with all land grant premium and costs of infrastructural works otherwise payable to Nokia having been settled in full; and

b)	The lease of the property will be extended up to 97 years from the date of the Sub-Lease Agreement.

-XII-42-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
Group V — Properties leased and occupied by the Group

Market value in
		Particulars of	existing state as at
Property	Description and tenure	occupancy	30 November 2009

17.	Unit 30A, Level 30, Block 7, Phase II, Jin Xiu Jiang Nan, Bao’an District, Shenzhen City, Guangdong Province, the PRC	The property comprises a residential unit in a 32-storey residential building completed in the about 2006.

The gross floor area of the property is approximately 108.69 sq.m. (1,170 sq.ft.).

	The property is leased to the Group for a term from 14 August 2009 to 13 August 2010 at a rent of RMB3,200 per month.	The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Cai Guang Qing, the “Lessor”) and Guangzhou Meadville Electronics Co., Ltd. (the “Lessee”) on 14 August 2009, the property with a gross floor area of 108.69 sq.m. is leased to the Lessee at a monthly rent of RMB3,200 for a term of 1 year due to expired on 13 August 2010.

2)	We have been advised by the Company that Guangzhou Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is lawful and valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

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APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
		Particulars of	existing state as at
Property	Description and tenure	occupancy	30 November 2009

18.	The parcel of land in the dormitory complex of Dongguan Shengyi Electronics Ltd. together with the access road adjacent thereto at Wanjiang District, Dongguan City, Guangdong Province, the PRC	The property comprises a parcel of land with a site area of approximately 10 mu or 6,666.70 sq.m. (71,760 sq.ft.) together with the access road adjacent thereto having an area of approximately 3,617.00 sq.m. (38,933 sq.ft.).

Currently standing on the subject parcel of land are 3 blocks of 7-storey dormitory buildings and a block of bathhouse, which were completed in about 1994.

The total gross floor area of the buildings erected on the property is approximately 16,478.84 sq.m. (177,378 sq.ft.)

	The land is leased to the Group for a term of 60 years at a current rent calculated on the basis of RMB35,000 per mu per annum, whereas the access road adjacent thereto is leased to the Group at an annual rent of RMB8,000 for a term to be terminated when it is required by the municipal or Wanjiang District government for road construction.	The property is currently occupied by the Group for dormitory and access road/landscaping uses.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Dongguan City Wanjiang District Huangwuji Village Economic Cooperative, the “Lessor”) and Dongguan Shengyi Electronics Ltd. on 8 January 1993, the subject parcel of land is leased to Dongguan Shengyi Electronics Ltd. for a term of 60 years for construction of dormitory buildings. The rental is paid annually on the following basis:
•	an annual rent of RMB25,000 per mu for the period from 8 January 1993 to 31 December 1994;

•	an annual rent of RMB30,000 per mu for the period from 1 January 1995 to 31 December 2004;

•	an annual rent of RMB35,000 per mu for the period from 1 January 2005 to 31 December 2014;

•	an annual rent of RMB40,000 per mu for the period from 1 January 2015 to 31 December 2024; and

•	the then market rent from 2025 onwards subject to review for every 10-year and a maximum of not more than 100% of the original rent.
2)	Pursuant to the Lease Agreement entered into between the Lessor and the Lessee on 23 September 1999, the access road adjacent thereto the subject parcel of land is leased to the Lessee at an annual rent of RMB8,000.

3)	We have been advised by the Company that Dongguan Shengyi Electronics Ltd. is a 70.2%-owned subsidiary of the Company.

-XII-44-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP
4)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	The land in the property is collective owned land for construction usage. The grant, lease, transfer, sub-lease and mortgage, etc. of the land use right of such land should be approved by members of the collective economic community and the relevant government authority.

b)	The qualification of the subject, the subject land, the lease term of the said lease agreements are not in compliance with the relevant regulations. Hence, there are legal defects in the leasing of the property.

c)	As policies have been implemented to regulate the transfer by way of leasing of collective owned land for construction usage in Guangdong Province and in Dongguan City, and Dongguan Shengyi Electronics Ltd. has paid rent in accordance with the lease agreements, Dongguan Shengyi Electronics Ltd. can continue to use the land together with the access road adjacent thereto except that there is the risk of compulsory demolition and relocation arising from the change of land use planning. However, the procedures for obtaining approvals from members of the collective economic community and the relevant government authority should be completed so as to be in compliance with the relevant laws and regulations.

-XII-45-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

19.	Levels 2 to 6 of Dormitory Building Block B, at Yong Tai Cun, Jin Tai Management Zone, Wanjiang District, Dongguan City, Guangdong Province, the PRC
The property comprises the whole of Levels 2 to 6 in a 6-storey dormitory building completed in about 2000.

The total gross floor area of the property is approximately 4,960.00 sq.m. (53,389 sq.ft.).

The property is leased to the Group for a term of 2 years from 1 July 2009 to 30 June 2011 at a rent of RMB68,175 per month, inclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Dongguan Electronics Industry Company, the “Lessor”) and Dongguan Shengyi Electronics Ltd. (the “Lessee”) on 1 July 2009, the property is leased to the Lessee at a monthly rent of RMB68,175, inclusive of management fees, for a term of 2 years from 1 July 2009 to 30 June 2011.

2)	We have been advised by the Company that Dongguan Shengyi Electronics Ltd. is a 70.2%-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	The Lessor is the legal owner to the property and is entitled to lease the property.

b)	The said lease agreement is lawful and valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

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APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

20.	No. A6-A7 Shang Ye Street, Jihe North Road, Pai Lou, Wanjiang District, Dongguan City, Guangdong Province, the PRC
The property comprises a 3-storey building appeared to have been completed in the 1990’s.

The saleable area of the property is approximately 306.00 sq.m. (3,294 sq.ft.).

The property is leased to the Group for a term of 5 years from 1 January 2009 to 31 December 2013 at a rent of RMB31,200 per annum.
			The property is occupied by the Group for storage and production maintenance uses.	No commercial value
Notes:
1)	Pursuant to the leasing contract entered into between (Du Run Qiu, the owner of the property, Party A) and (Dongguan Bo Tu Electronics Technology Co., Ltd., “Party B”), the property with a gross floor area of 306.00 sq.m. is leased to Party B for a term from 2 September 2008 to 31 December 2014 at a monthly rent of RMB2,600. The said contract states specifically that Party B can sub-let to other party.

2)	Pursuant to the Lease Agreement entered into between Dongguan Bo Tu Electronics Technology Co., Ltd. (the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”) on 27 April 2009, the property with a gross floor area of 306.00 sq.m. is leased to the Lessee at an annual rent of RMB31,200 for a term of 5 years due to expired on 31 December 2013.

3)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

4)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to sub-let the property to other third party

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-47-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

21.	Unit 201 Block A, No. 17 Street 2, Phoenix Island, Phoenix City, Guangyuandong Country Garden, Xintang Town, Zengcheng City, Guangdong Province, the PRC
The property comprises a residential unit in a 4-storey residential building completed in the about 2004.

The gross floor area of the property is approximately 207.90 sq.m. (2,238 sq.ft.).

The property is leased to the Group for a term from 28 January 2009 to 27 January 2010 at a rent of RMB12,400 per month.
			The property is occupied by the Group for dormitory	No commercial value use.
Notes:
1)	Pursuant to the Renewal Tenancy Agreement entered into between Zengcheng Country Garden Phoenix City Hotel Company Ltd. (the “Lessor”) and Guangzhou Meadville Electronics Co., Ltd. (the “Lessee”), the property with a gross floor area of 207.90 sq.m. is leased to the Lessee at a monthly rent of RMB12,400 for a term of 1 year due to expire on 27 January 2010.

2)	We have been advised by the Company that Guangzhou Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-48-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

22.	Room 1905, Level 19, Block A1, Jun Sheng Xuan, Jun Jing Hua Yuan, Zhongshan Da Dao, Tianhe District, Guangzhou City, Guangdong Province, the PRC
The property comprises a residential unit in a 24-storey residential building completed in about 2008.

The gross floor area of the property is approximately 83.98 sq.m. (904 sq.ft.).

The property is leased to the Group for a term from 1 August 2009 to 31 July 2010 at a rent of RMB3,338 per month.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Renewal Tenancy Agreement entered into between (Lei Rui Ping, the “Lessor”) and Guangzhou Meadville Electronics Co., Ltd. (the “Lessee”), the property with a gross floor area of 83.98 sq.m. is leased to the Lessee at a monthly rent of RMB3,338 for a term of 1 year due to expire on 31 July 2010.

2)	We have been advised by the Company that Guangzhou Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-49-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

23.	Room 6A, Block 1, Yu Hua Yuan, Yushan Road, Gao Xin District, Suzhou City, Jiangsu Province, the PRC
The property comprises a residential unit within a 6-storey residential building completed in about 1997.

The gross floor area of the property is approximately 93.33 sq.m. (1,005 sq.ft.).

The property is leased to the Group for a term from 1 December 2009 to 30 November 2011 at a rent of RMB3,500 per month.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Cheng Lan, the “Lessor”) and ACP Electronics Co., Ltd. (the “Lessee”), the property with a gross floor area of 93.33 sq.m. is leased to the Lessee at a monthly rent of RMB3,500 for a term of 2 years due to expire on 30 November 2011.

2)	We have been advised by the Company that ACP Electronics Co., Ltd. is a 80%-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-50-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

24.	Rooms A510, A511 and A513 on Level 5, Shanghai Caohejing Development Zone, Ke Ji Chan Ye Building, No. 900 Yishan Road, Xinxing Technology Development Zone, Caohejing, Shanghai, the PRC
The property comprises three adjoining office units within a high-rise office building completed in about 2001.

The gross floor area of the property is approximately 372.41 sq.m. (4,009 sq.ft.).

The property is leased to the Group for a term of 1 year from 16 July 2009 to 15 July 2010 at a rent of RMB28,319 per month, exclusive of management fees.
			The property is occupied by the Group for research and development use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hi-tech Park United Development Co., Ltd., the “Lessor”) and (Meadville Innovations (Shanghai) Co., Ltd., the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB28,319 exclusive of management fees for a term of 1year from 16 July 2009 to 15 July 2010.

2)	We have been advised by the Company that Meadville Innovations (Shanghai) Co., Ltd. is a wholly-owned subsidiary of the Company; and that the Lessor is an independent third party.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	The Lessor is the legal owner to the property and is entitled to lease the property.

b)	The said lease agreement is lawful and valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-51-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

25.	Room 1405 on Level 14, No. 118 Xinling Road, Wai Gao Qiao Bao Shui Qu, Shanghai, the PRC
The property comprises an office unit within a high-rise office building completed in about 1996.

The gross floor area of the property is approximately 93.00 sq.m. (1,001sq.ft.).

The property is leased to the Group for a term of 1 year from 1 October 2009 to 30 September 2010 at a rent of RMB32,316 per annum.
			The property is occupied by the Group for office use.	No commercial value
Notes:
1)	Pursuant to the Lease Contract entered into between (Shanghai Commercial Investment (Group) Co., Ltd., the “Lessor”) and Meadville International Trading (Shanghai) Co., Ltd. (the “Lessee”) on 30 September 2009, the property is leased to the Lessee at an annual rent of RMB32,316 for a term of 1 year from 1 October 2009 to 30 September 2010.

2)	We have been advised by the Company that Meadville International Trading (Shanghai) Co., Ltd. is a wholly-owned subsidiary of the Company; and that the Lessor is an independent third party.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 22 January 2007 is summarized as follows:
a)	The Lessor is the legal owner to the property and is entitled to lease the property.

b)	The said lease agreement is lawful and valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-52-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

26.	Room 1606, No. 3 Lane 751, Lingling Road, Xuhui District, Shanghai, the PRC
The property comprises a residential unit within a 33-storey residential building completed in about 2008.

The gross floor area of the property is approximately 65.53 sq.m. (705 sq.ft.).

The property is leased to the Group for a term from 5 January 2009 to 4 January 2010 at a rent of RMB5,000 per month.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Pan Li, the “Lessor”) and Meadville International Trading (Shanghai) Co., Ltd. (the “Lessee”), the property with a gross floor area of 65.53 sq.m. is leased to the Lessee at a monthly rent of RMB5,000 for a term of 1 year due to expire on 4 January 2010.

2)	We have been advised by the Company that Meadville International Trading (Shanghai) Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	We have been further advised by the Company that the said tenancy has not been renewed upon expiry.

4)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement has not been renewed as at 11 February 2010.

-XII-53-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

27.	Rooms 406 and 407, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	The property comprises two dormitory units within a 6-storey dormitory building completed in about 2006. The total saleable area of the property is approximately 62.60 sq.m. (674 sq.ft.).	The property is occupied by the Group for dormitory use.	No commercial value
The property is leased to the Group for a term of 1 year from 22 May 2009 to 21 May 2010 at a rent of RMB2,800 per month, exclusive of management fees.
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB2,800 exclusive of management fees for a term of 1 year due to expire on 21 May 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-54-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

28.	Room 502, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	The property comprises one dormitory unit within a 6-storey dormitory building completed in about 2006. The saleabe area of the property is approximately 31.30 sq.m. (337 sq.ft.).	The property is occupied by the Group for dormitory use.	No commercial value
The property is leased to the Group for a term of 1 year from 9 April 2009 to 8 April 2010 at a rent of RMB1,400 per month, exclusive of management fees.
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB1,400 exclusive of management fees for a term of 1 year due to expire on 8 April 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-55-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

29.	Rooms 505, 506 and 638, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC	The property comprises three dormitory units within a 6-storey dormitory building completed in about 2006. The total saleable area of the property is approximately 94.20 sq.m. (1,046 sq.ft.).	The property is occupied by the Group for dormitory use.	No commercial value
The property is leased to the Group for a term of 1 year from 30 May 2009 to 29 May 2010 at a rent of RMB4,200 per month, exclusive of management fees.
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Meadville Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB4,200 exclusive of management fees for a term of 1 year due to expire on 29 May 2010.

2)	We have been advised by the Company that Shanghai Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-56-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

30.	Rooms 511, 513, 515, 517, 519, 521, 523, 525, 527 and 529, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises ten dormitory units within a 6-storey dormitory building completed in about 2006.

The total saleable area of the property is approximately 314.00 sq.m. (3,380 sq.ft.).

The property is leased to the Group for a term of 1 year from 6 February 2009 to 5 February 2010 at a rent of RMB14,000 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Meadville Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB14,000 exclusive of management fees for a term of 1 year due to expire on 5 February 2010.

2)	We have been advised by the Company that Shanghai Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-57-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

31.	Room 538, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises one dormitory unit within a 6-storey dormitory building completed in about 2006.

The saleable area of the property is approximately 31.3 sq.m. (337 sq.ft.).

The property is leased to the Group for a term of 1 year from 17 April 2009 to 16 April 2010 at a rent of RMB1,400 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB1,400 exclusive of management fees for a term of 1 year due to expire on 16 April 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-58-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

32.	Rooms 512, 514 and 518, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises three dormitory units within a 6-storey dormitory building completed in about 2006.

The total saleable area of the property is approximately 94.20 sq.m. (1,014 sq.ft.).

The property is leased to the Group for a term of 1 year from 6 March 2009 to 5 March 2010 at a rent of RMB4,200 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Meadville Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB4,200 exclusive of management fees for a term of 1 year due to expire on 5 March 2010.

2)	We have been advised by the Company that Shanghai Meadville Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-59-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

33.	Rooms 535 and 537, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises two dormitory units within a 6-storey dormitory building completed in about 2006.

The total saleable area of the property is approximately 62.60 sq.m. (674 sq.ft.).

The property is leased to the Group for a term of 1 year from 6 February 2009 to 5 February 2010 at a rent of RMB2,800 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB2,800 exclusive of management fees for a term of 1 year due to expire on 5 February 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-60-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

34.	Room 536, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises one dormitory unit within a 6-storey dormitory building completed in about 2006.

The saleable area of the property is approximately 31.30 sq.m. (337 sq.ft.).

The property is leased to the Group for a term of 1 year from 26 March 2009 to 25 March 2010 at a rent of RMB1,400 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB1,400 exclusive of management fees for a term of 1 year due to expire on 25 March 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-61-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

35.	Room 539, Block 6, No. 185 Jiangtian East Road, Songjiang District, Shanghai, the PRC
The property comprises one dormitory unit within a 6-storey dormitory building completed in about 2006.

The saleable area of the property is approximately 31.30 sq.m. (337 sq.ft.).

The property is leased to the Group for a term of 1 year from 9 March 2009 to 8 March 2010 at a rent of RMB1,400 per month, exclusive of management fees.
			The property is occupied by the Group for dormitory use.	No commercial value
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Hongbang Chemical Industry Co., Ltd., the “Lessor”) and Shanghai Kaiser Electronics Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB1,400 exclusive of management fees for a term of 1 year due to expire on 8 March 2010.

2)	We have been advised by the Company that Shanghai Kaiser Electronics Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-62-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

36.	A 3-storey dormitory building at No.259 Jiangtian East Road, Songjiang District, Shanghai, the PRC	The property comprises a 3-storey dormitory building completed in about 2002.	The property is occupied by the Group for dormitory use.	No commercial value
The gross floor area of the property is approximately 2,400.00 sq.m. (25,834 sq.ft.).
The property is leased to the Group for a term of 1 year from 23 March 2009 to 22 March 2010 at a rent of RMB9,000 per month.
Notes:
1)	Pursuant to the Lease Agreement entered into between (Shanghai Bei Ying Enterprises Management Services Co., Ltd., the “Lessor”) and Shanghai Meadville Science & Technology Co., Ltd. (the “Lessee”), the property is leased to the Lessee at a monthly rent of RMB9,000 for a term of 1 year due to expire on 22 March 2010.

2)	We have been advised by the Company that Shanghai Meadville Science & Technology Co., Ltd. is a wholly-owned subsidiary of the Company.

3)	The opinion of Grandall Legal Group (Shenzhen) dated 11 February 2010 is summarized as follows:
a)	The Lessor is entitled to lease the property.

b)	The said lease agreement is valid, legal binding to both parties and enforceable.

c)	There was no incident of breach of contract, nor has there been any other cause that lead to or may lead to the early termination or rescission of the said lease agreement.

-XII-63-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

37.	1-2-4, Lebuh Bukit Kecil, Kristal Point II, 11900 Bayan Lepas, Penang, Malaysia	The property comprises an office unit within a 3-storey office building completed in about 2003.	The property is occupied by the Group for office use.	No commercial value
The floor area of the property is approximately 95.67 sq.m. (1,030 sq.ft.).
The property is leased to the Group for a term due to expire on 31 December 2010 at a rent of Malaysian Ringgit 1,950 per month.
Notes:
1)	Pursuant to the Tenancy Agreement entered into between Aida Murni Binti Ismail ( the “Lessor”) and Oriental Printed Circuits Limited (the “Lessee”) on 3 July 2007, the property is leased to the Lessee at a monthly rent of Malaysian Ringgit 1,950 exclusive of management fees for a term of two years from 1 July 2007 to 30 June 2009, which has been extended until 31 December 2010.

2)	We have been advised by the Company that Oriental Printed Circuits Limited is a wholly-owned subsidiary of the Company.

-XII-64-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

38.	2nd Floor, Old No. 319, New No. 4, Valluvar Kottam High Road, Nungambakkam, Chennai, India	The property comprises an office unit within a 4-storey office building completed in about 2006.	The property is occupied by the Group for office use.	No commercial value
The floor area of the property is approximately 315.87 sq.m. (3,400 sq.ft.).

The property is leased to the Group for an initial duration of 9 years commencing from 1 June 2006 at a monthly rental of Rs.40 (Rupees Forty) per sq.ft.
Notes:
1)	Pursuant to the Deed of Lease entered into between D. Ramamoorthy and R. Indira Ramamoorthy ( the “Lessors”) and Aspocomp Electronics India Private Limited (the “Lessee”) on 25 May 2006, the property is leased to the Lessee commencing from 1 June 2006 for an initial duration of 9 years at a monthly rental of Rs.40 (Rupees Forty) per sq.ft. The monthly payable in respect of the property has been agreed as follows
•	Rs.1,36,000 (Rupees one lakh thirty-six thousand) for the first three years from 1 June 2006 to 31 May 2009;

•	Rs.1,63,200 (Rupees one lakh sixty-three thousand two hundred) for the second period of three years from 1 June 2009 to 31 May 2012; and

•	Rs.1,95,840 (Rupees one lakh ninety-five thousand eight hundred and forty)for the last three years from 1 June 2012 to 31 May 2015.
2)	We have been advised by the Company that Aspocomp Electronics India Private Limited is an 80%-owned subsidiary of the Company.

-XII-65-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

39.	Plaza, 3rd Floor, Premises 309.45 and 309.46, Plaza, Vihonkatu 8, 24100 Salo, Finland	The property comprises an office unit within a 3-storey commercial building developed by two phases. The subject second phase was completed in about 2006.	The property is occupied by the Group for office use.	No commercial value
The gross floor area of the property is approximately 67.50 sq.m. (727 sq.ft.).
The property is leased to the Group for a term from 15 May 2008 to 30 April 2010 at a rent of € 877.50 per month exclusive of value added tax.
Notes:
1)	Pursuant to the Lease Contract entered into between Keskinäinen Eläkevakuutusyhtiö Tapiola and Suur-Seudun Oskuuskappa SSO (collectively, the “Lessor”) and Meadville Aspocomp International Limited (the “Lessee”) in mid 2008, the property is leased to the Lessee at a monthly rent of = C877.50 for a term from 15 May 2008 to 30 April 2010. Other major terms and conditions of the Lease Contract are summarized as follows:
a)	The rent is linked to the cost-of-living index (1951: 10 = 100). The basic index is the last published figure (i.e. as of March 2008) when concluding the contract. The index is adjusted annually. If cost-of-living index is higher than the basic, the rent will be increased correspondingly. But the rent will not decrease if the cost-of-living index is lower than the basic index.

b)	The Lessee will pay a marketing fee of € 20 per month plus value added tax to Plaza Entrepreneur Organisation.

c)	The Lessee has an option to renew the lease for a further period of two years and an option to rent an area of 19.50 sq.m. from the premises next door at the same unit rent.
2)	We have been advised by the Company that Meadville Aspocomp International Limited is an 80%-owned subsidiary of the Company; and that the Lessor is an independent third party.

-XII-66-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

40.	Plot No. 1, Block 17, Joensuunkatu 4, Meriniitty (IV) District, Salo, Finland
The property comprises a storage space within a 1-storey industrial building completed in about 1978.

The gross floor area of the property is approximately 407.00 sq.m. (4,381 sq.ft.).

The property is leased to the Group for a term commencing from 1 July 2008 at a unit rent of  €4.00 per sq.m. per month.
			The property is occupied by the Group for storage use.	No commercial value

     Notes:
1)	Pursuant to the Rental Contract entered into between Rakennusliike T. Rauman Oy (the “Lessor”) and Meadville Aspocomp International Limited (the “Lessee”) on 16 July 2008, the property is leased to the Lessee for a term from 1 July 2008 at a unit rent of €4.00 per sq.m. per month inclusive of standard caretaker jobs related to real estate management as well as the electricity required for lighting (but excluding continuous lighting). Other major terms and conditions of the Rental Contract are summarized as follows:
a)	The term of lease continues until further notice and the period of cancellation is 3 months.

b)	Value-added-tax will not be added to the rent.

c)	The agreed rent includes standard caretaker jobs related to real estate management as well as the electricity required for lighting (but excluding continuous lighting). Other use of electricity shall be agreed upon separately.
2)	We have been advised by the Company that Meadville Aspocomp International Limited is an 80%-owned subsidiary of the Company; and that the Lessor is an independent third party.

-XII-67-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

41.	Suite 1, The Works, The Butts, Chippenham, Wilshire, SN15 3JT, U.K.
The property comprises an office unit in a 2-storey building completed in about 1900.

The gross floor area of the property is approximately 46.45 sq.m. (500 sq.ft.).

The property is licensed to the Group for a term from 1 November 2009 to 30 April 2010 at a licence fee of £385.00 per month renewable after the 6-month period expires, with the option to move to a lease agreement.
			The property is occupied by the Group for office use.	No commercial value
     Notes:
1)	Pursuant to the Licence Agreement entered into between Munday Hartley Sipp Ltd (the “Licensor”) and Oriental Printed Circuits Limited (the “Licensee”) on 1 November 2009, the Licensor agreed to allow the Licensee the non-exclusive use (in common with the Licensor and all others having the like right) of the property for a term from 1 November 2009 to 30 April 2010, or sooner if either party gives to the other three months notice in writing to determine the Licence, at a licence fee of £385.00 per month renewable after the 6-month period expires, with the option to move to a lease agreement.

2)	We have been advised by the Company that Oriental Printed Circuits Limited is a wholly-owned subsidiary of the Company.

-XII-68-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November

42.	479 Montague Expressway Milpitas, CA 95035, U.S.A.
The property comprises an office unit in a 1-storey office building completed in about 1988. The subject building, designated as Building Six, forms part of a development project known as Centre Pointe Business Park.
			The property is occupied by the Group for office use.	No commercial value

The rentable floor area of the property is approximately 149.37 sq.m. (1,608 sq.ft.).

The property is leased to the Group for a term due to expire on 28 February 2011 at a monthly rent of USD2,170.80.
     Notes:
1)	Pursuant to the Lease Agreement dated 27 October 2006 entered into between Centre Pointe Associates, L.P. (the “Landlord”) and Oriental Printed Circuits (USA), Inc. (the “Tenant”), the Landlord agreed to let and the Tenant agreed to take the property for a term of 16 months from 1 November 2006 to 28 February 2008 at a monthly rental of USD1,929.60, which shall be adjusted to USD2,154.72 on 1 March 2007.

2)	Pursuant to the Amendment for Lease Renewal dated 26 February 2008, the Landlord and the Tenant agreed to extend the lease for a term of 36 months from 1 March 2008 until 28 February 2011 at the base monthly rent of USD2,170.80.

3)	We have been advised by the Company that Oriental Printed Circuits (USA), Inc. is a wholly-owned subsidiary of the Company.

-XII-69-

APPENDIX XII	VALUATION REPORT ON THE MEADVILLE GROUP

Market value in
			Particulars of	existing state as at
	Property	Description and tenure	occupancy	30 November 2009

43.	Apartment No. 3307, 431 El Camino Real #3307 Santa Clara CA 95050-4366 California, U.S.A.	The property comprises an apartment in a 3-storey apartment block within a residential complex completed in about 2006. The floor area of the property is approximately 80.92 sq.m. (871 sq.ft.).	The property is occupied by the Group for residential use.	No commercial value

The property is leased to the Group for a term from 1 September 2009 to 28 February 2011 at a monthly rent of USD1,933.00.
     Notes:
1)	Pursuant to the Rental Agreement entered into between Domicilio (the “Landlord”) and Oriental Printed Circuits (USA), Inc. (the “Tenant”) on 26 August 2009, the Landlord agreed to let and the tenant agreed to take the property for a term from 1 September 2009 to 28 February 2011 at a monthly rental of USD1,933.00. Other major terms and conditions of the Rental Agreement is summarized as follows:
a)	It is mutually agreed that the tenancy, upon expiry, shall be on a month-to-month basis, and the rent per month will be the same as the last month of the term of the Rental Agreement, unless the Landlord has given a 30-day written notice of change in terms of the Rental Agreement, or other notice allowed by law.

b)	Upon issuance of a public report by the California Department of Real Estate, the property may be offered for sale to the public in the future, and if it is offered for sale, the lease may be terminated. A notice at least 90 days prior to any offering to sell will be served. A right of first refusal to purchase the unit will be given if the Tenant still lawfully reside in the property.
2)	We have been advised by the Company that Oriental Printed Circuits (USA), Inc. is a wholly-owned subsidiary of the Company.

-XII-70-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
1. RESPONSIBILITY STATEMENT
     This appendix includes particulars given in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information in respect of Meadville.
     As at the date of this Circular, the executive directors of Meadville are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice; and the independent non-executive directors of Meadville are Mr. Lee, Eugene, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric. The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this Circular (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Circular (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this Circular, the omission of which would make any statement in this Circular misleading.
2. SHARE CAPITAL OF MEADVILLE
     As at the Latest Practicable Date, Meadville had an authorised share capital of 20,000,000,000 and an issued share capital of 1,964,000,000 shares of HK$0.01 each. All of the Meadville Shares in issue rank pari passu in all respects with each other, including the rights in respect of capital, dividends and voting.
     No Meadville Shares have been issued by Meadville since 31 December 2009, being the end of the last financial year of Meadville.
     Meadville has no options, warrants or other securities in issue that carry a right to subscribe for or are convertible into Meadville Shares.
3. DISCLOSURE OF INTERESTS
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), other than Mr. Tang who is indirectly interested in the entire issued share capital of Top Mix through Su Sih (which is wholly-owned by Mr. Tang), neither Meadville nor any of the Meadville Directors was interested in any shares or any convertible securities, warrants, options or derivatives in respect of any shares of Top Mix, TTM or TTM HK.
     As at the Latest Practicable Date, save as disclosed below, none of the Meadville Directors were interested in any Meadville Shares or any convertible securities, warrants, options or derivatives in respect of Meadville Shares.
     As at the Latest Practicable Date, the following Meadville Directors had, or were deemed to have, interests or short positions in the Meadville Shares, underlying Meadville Shares or debentures of Meadville or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to Meadville and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were deemed or taken to have

-XIII-1-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to Meadville and the Stock Exchange.
Long positions

		Number of
		Meadville Shares	Approximate
		as at the Latest	percentage
		Practicable Date	of Meadville
Directors	Capacity	(in thousands)	Shares in issue

Mr. Tang (Note 1)	Interest in controlled corporations and as the trustee of the Trust	1,417,561	72.17%
Mr. Chung Tai Keung, Canice	Personal interest	48,064	2.44%
Note:
1.	Mr. Tang is deemed to be interested in 52,361,000 Meadville Shares and 1,129,895,000 Meadville Shares held by Top Mix and Su Sih respectively and 235,305,000 Meadville Shares in his capacity as trustee of the Trust.
Other disclosures
     As at the Latest Practicable Date, none of the subsidiaries of Meadville or any pension funds of the Meadville Group nor any adviser to Meadville as specified in class (2) of the definition of “associate” under the Takeovers Code owned or controlled any Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.
     Save as disclosed below, as at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), none of the subsidiaries of Meadville or any pension funds of the Meadville Group nor any adviser to Meadville as specified in class (2) of the definition of “associate” under the Takeovers Code owned or controlled any shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any such shares.

		Number of TTM	Approximate
		Shares as at the	percentage of
		TTM Latest	TTM Shares in
Name	Capacity	Practicable Date	issue

ING Investment Management Co. (Note 1)	Discretionary investment adviser	127,481	0.30%
Note:
1.	ING Investment Management Co. is an entity under the same control as the IFA.

-XIII-2-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
     As at the TTM Latest Practicable Date, entities which own or control or are controlled by or under the same control as Merrill Lynch held the following interests in Top Mix, TTM or TTM HK:

		Number of TTM	Approximate
		Shares as at the	percentage of
		TTM Latest	TTM Shares in
Name	Capacity	Practicable Date	issue

Columbia Management Advisors (Note 1)	Discretionary investment adviser	459,370	1.064%
Bank of America N.A. (Note 2)	Discretionary investment adviser	1,900	0.004%
Managed Account Advisors (Note 3)	Discretionary investment adviser	68,486	0.159%
IQ Investment Advisors LLC (Note 4)	Discretionary investment adviser	5,200	0.012%
     Notes:
1.	Columbia Management Advisors is an entity which owns or controls or is controlled by or under the same control as Merrill Lynch.

2.	Bank of America N.A. is an entity which owns or controls or is controlled by or under the same control as Merrill Lynch.

3.	Managed Account Advisors is an entity which owns or controls or is controlled by or under the same control as Merrill Lynch.

4.	IQ Investment Advisors LLC is an entity which owns or controls or is controlled by or under the same control as Merrill Lynch.
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), save for the Proposal, no persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Meadville or any person who is an associate of Meadville by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code owned or controlled any Meadville Shares or shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix, TTM or TTM HK.
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), no Meadville Shares or shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix, TTM or TTM HK were managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Meadville.

-XIII-3-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
     As at the Latest Practicable Date, the Meadville Directors intend, in respect of their own beneficial shareholdings, to accept the Proposal.
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), neither Meadville nor any Meadville Director has borrowed or lent any Meadville Shares or shares of Top Mix, TTM or TTM HK save for any borrowed Meadville Shares or shares of Top Mix, TTM or TTM HK which have been either on-lent or sold.
     As at the Latest Practicable Date, neither Meadville nor any person who is an associate of Meadville by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code had any arrangement with any other person of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code.
      The Laminate Agreement (details of which are set out in the section headed “The Laminate Sale” of the letter from the Meadville Board of this Circular) is a material contract entered into by Top Mix in which Mr. Tang, a Meadville Director, has a material personal interest as Top Mix is wholly-owned by Su Sih, which in turn is wholly-owned by Mr. Tang in his personal capacity. Save as disclosed, there was no material contract entered into by Top Mix, TTM and/or TTM HK in which any of the Meadville Directors has a material personal interest as at the Latest Practicable Date.
     No director or proposed director or expert (as named in the section headed “Expert and Consent” in this Appendix) has any interest, direct or indirect, in any assets which have been, since 31 December 2008, acquired or disposed of by or leased to any member of the Meadville Group.
4.	DEALINGS IN MEADVILLE SHARES AND SHARES OF TOP MIX, TTM AND TTM HK
     During the Relevant Period:
(a)	None of the Meadville Directors had dealt for value in any Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

(b)	Neither Meadville nor any of the Meadville Directors had dealt for value in the shares of Top Mix, TTM and/or TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of Top Mix, TTM and/or TTM HK.

(c)	Neither Meadville nor the Meadville Directors had dealt for value in any Meadville Shares or shares of Top Mix, TTM or TTM HK that are borrowed or lent.

-XIII-4-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
     From the date of the Announcement to the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only):
(a)	None of the subsidiaries of Meadville or any pension funds of the Meadville Group nor any adviser to Meadville as specified in class (2) of the definition of “associate” under the Takeovers Code had dealt for value in the Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

(b)	Save as disclosed below, none of the subsidiaries of Meadville or any pension funds of the Meadville Group nor any adviser to Meadville as specified in class (2) of the definition of “associate” under the Takeovers Code had dealt for value in shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any such shares.
     The following are the dealings in TTM Shares from the date of the Announcement to the Latest Practicable Date by entities which own or control or are controlled by or under the same control as Merrill Lynch, but excluding dealings on an agency or non-discretionary basis which are subject to private disclosure under the Takeovers Code:

				Price (US$)
				(equivalent to
		Type of	Number of	approximately
Name	Date	Transaction	TTM Shares	HK$)

Columbia Management Advisors LLC (Note 1)	16 November 2009	Sale	219	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	123	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	2,187	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	17,642	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	1,474	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	247	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	3,620	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	548	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	357	12.11 (93.85)
Columbia Management Advisors LLC	16 November 2009	Sale	843	12.11 (93.85)
Columbia Management Advisors LLC	18 November 2009	Sale	200	10.83 (83.95)

-XIII-5-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE

				Price (US$)
				(equivalent to
		Type of	Number of	approximately
Name	Date	Transaction	TTM Shares	HK$)

Columbia Management Advisors LLC	27 November 2009	Sale	400	10.47 (81.14)
Columbia Management Advisors LLC	1 December 2009	Purchase	34	10.54 (81.69)
Columbia Management Advisors LLC	14 December 2009	Sale	80	11.09 (85.95)
Columbia Management Advisors LLC	15 December 2009	Purchase	126	11.09 (85.95)
Columbia Management Advisors LLC	16 December 2009	Sale	2,190	11.21 (86.88)
Columbia Management Advisors LLC	16 December 2009	Sale	9	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	12	11.25 (87.19)
Columbia Management Advisors LLC	16 December 2009	Sale	12	11.25 (87.19)
Columbia Management Advisors LLC	16 December 2009	Sale	14	11.25 (87.19)
Columbia Management Advisors LLC	16 December 2009	Sale	19	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	19	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	20	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	22	11.25 (87.19)
Columbia Management Advisors LLC	16 December 2009	Sale	23	11.25 (87.19)
Columbia Management Advisors LLC	16 December 2009	Sale	26	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	36	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	43	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	52	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	57	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	90	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	110	11.27 (87.34)

-XIII-6-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE

				Price (US$)
				(equivalent to
		Type of	Number of	approximately
Name	Date	Transaction	TTM Shares	HK$)

Columbia Management Advisors LLC	16 December 2009	Sale	111	11.27 (87.34)
Columbia Management Advisors LLC	16 December 2009	Sale	174	11.27 (87.34)
Columbia Management Advisors LLC	18 December 2009	Purchase	1,700	11.51 (89.20)
Columbia Management Advisors LLC	18 December 2009	Purchase	200	11.51 (89.20)
Columbia Management Advisors LLC	29 December 2009	Sale	20	11.76 (91.14)
Columbia Management Advisors LLC	29 December 2009	Sale	100	11.76 (91.14)
Columbia Management Advisors LLC	29 December 2009	Sale	200	11.76 (91.14)
Columbia Management Advisors LLC	30 December 2009	Sale	100	11.76 (91.14)
Columbia Management Advisors LLC	31 December 2009	Sale	500	11.53 (89.36)
     Note:
1.	Columbia Management Advisors LLC is an entity which owns or controls or is controlled by or under the same control as Merrill Lynch.
(c)	No persons who had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Meadville or any person who is an associate of Meadville by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code had dealt for value in the Meadville Shares or shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix, TTM or TTM HK.

(d)	No fund managers (other than exempt fund managers) connected with Meadville who managed funds on a discretionary basis had dealt for value in Meadville Shares or shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix, TTM or TTM HK.

-XIII-7-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
5. MARKET PRICES
     The table below shows the closing market prices of the Meadville Shares as quoted on the Stock Exchange on: (a) the Latest Practicable Date; (b) the Last Trading Date; and (c) the last trading day of each month during the Relevant Period:

Closing Price per
Meadville Share
Date	(HK$)

29 May 2009	1.24
30 June 2009	1.57
31 July 2009	1.69
31 August 2009	1.75
30 September 2009	2.02
30 October 2009 (Last Trading Date)	2.15
30 November 2009	2.88
31 December 2009	3.04
29 January 2010	3.00
8 February 2010 (Latest Practicable Date)	3.04
     During the Relevant Period, the highest closing price of the Meadville Shares was HK$3.19 per Meadville Share as quoted on the Stock Exchange on 3 February 2010 and the lowest closing price of the Meadville Shares was HK$0.97 per Meadville Share as quoted on the Stock Exchange on 18 May 2009.
6. MATERIAL LITIGATION
     As at the Latest Practicable Date, no member of the Meadville Group was engaged in any litigation or arbitration of material importance and there was no litigation or arbitration of material importance known to the Meadville Directors to be pending or threatened by or against any member of the Meadville Group.
7. MATERIAL CONTRACTS
     The date of, the parties to, and the general nature of, every material contract which Meadville or any of its subsidiaries has entered into within two years prior to the date of the Announcement, not being a contract entered into in the ordinary course of business by Meadville or any of its subsidiaries, are set forth below:
(a)	the shareholders agreement in relation to Aspocomp Asia Limited (now known as Meadville Aspocomp (BVI) Holdings Limited) dated 30 November 2007 between Aspocomp Holding Pte. Ltd. (“AHP”), MTGP2 and Aspocomp Asia Limited (now known as Meadville Aspocomp (BVI) Holdings Limited and a non-wholly owned subsidiary of Meadville) (“MAH”) for the purposes of governing the relationship between AHP and MTGP2 as shareholders of MAH and regulating, as between them, the affairs of MAH;

-XIII-8-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
(b)	the shareholders agreement in relation to Aspocomp Oulu Oy dated 30 November 2007 between Aspocomp Oy, MTGP2 and Aspocomp Oulu Oy for the purposes of governing the relationship between Aspocomp Oy and MTGP2 as shareholders of Aspocomp Oulu Oy and regulating, as between them, the affairs of Aspocomp Oulu Oy;

(c)	the IP rights transfer agreement dated 30 November 2007 between Aspocomp Group Oyj, Aspocomp Oy and Meadville Enterprises (HK) Limited (“MEHK”), pursuant to which Aspocomp Group Oyj and Aspocomp Oy transferred to MEHK certain patents, patents applications, unregistered technologies and trademarks for nil consideration;

(d)	the IP rights licence agreement dated 30 November 2007 between MEHK and MAH, pursuant to which MEHK granted to MAH (including a sub-licence to MAH’s subsidiaries) for the use of the patents, patents applications, unregistered technologies and trademarks obtained by MEHK under the IP rights transfer agreement referred to in item (c) above for nil consideration;

(e)	the share charge dated as of 30 November 2007 executed by AHP in favour of Meadville in relation to certain shares owned by AHP in MAH;

(f)	the put and call option deed dated as of 30 November 2007 between AHP, MTGP2 and Meadville, pursuant to which MTGP2 granted to AHP a put option and AHP granted to MTGP2 a call option, both relating to 20% shareholding in MAH held by AHP and for the same exercise period from 2013 to 2023;

(g)	the deed dated 30 November 2007 (the “Fund Flow Deed”) entered into among Aspocomp Group Oyj, Meadville, MAH and MAS relating to the completion, settlement of accounts and flow of funds in relation to the sale and purchase agreement dated 8 November 2007 made among Aspocomp Group Oyj, Meadville and MAH in relation to MAH (the “MAH Acquisition Agreement”);

(h)	the supplemental deed dated as of 30 November 2007 between Aspocomp Group Oyj, Meadville, MAH and ACPE for the purpose of supplementing and amending certain provisions of the MAH Acquisition Agreement and the Fund Flow Deed;

(i)	the facility agreement dated 29 July 2008 made among MEHK as borrower, certain subsidiaries of the Company and the Company as guarantors, HSBC as agent and a syndicate of six financial institutions (including HSBC) as lenders in relation to a term loan facility and revolving loan facility for an aggregate amount of up to US$170 million (equivalent to approximately HK$1,318 million);

(j)	the PCB Agreement (details of which are set out in the section headed “The PCB Sale” in the Letter from the Meadville Board of this Circular);

(k)	the Laminate Agreement (details of which are set out in the section headed “The Laminate Sale” in the Letter from the Meadville Board of this Circular); and

-XIII-9-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
(l)	the Credit Agreement (details of which are set out in the sub-section headed “Information on the PCB Holdcos” in the Letter from the Meadville Board of this Circular).
8. SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Meadville Directors had entered into a service contract with Meadville or any of its subsidiaries or associated companies which: (a) (including both continuous and fixed term contracts) has been entered into or amended in the six months prior to the date of the Announcement; (b) is a continuous contract with a notice period of 12 months or more; or (c) is a fixed term contract with more than 12 months to run irrespective of the notice period.
9. DIRECTOR’S INTEREST IN COMPETING BUSINESS
     No Meadville Director or their respective associates has any competing interest with the Meadville Group.
10. EXPERT AND CONSENT
     The name and qualification of the professional advisers who are named or have given their opinion or advice which are contained or referred to in this Circular are set out below:

Name	Qualification

ING Bank N.V.	A registered institution under the SFO registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities.

Merrill Lynch (Asia Pacific) Limited	Merrill Lynch (Asia Pacific) Limited, a registered institution under the SFO, registered to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities under the SFO, which is the financial adviser to Meadville in connection with the Transactions.

PricewaterhouseCoopers	Certified public accountants.

B.I. Appraisals Limited	Property valuer.

Grandall Legal Group	PRC lawyers.

Nirmal Roy Sanjeevi	Indian lawyer.
     Each of the IFA, Merrill Lynch, PricewaterhouseCoopers, B.I. Appraisals, Grandall Legal Group and Nirmal Roy Sanjeevi has given and has not withdrawn its written consent to the issue of this Circular with the inclusion in this Circular of the text of its letter and references to its name in the form and context in which they are included.

-XIII-10-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
11. DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection by the Shareholders at the office of Meadville located at No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong during normal business hours up to the Distribution Date and on the website of Meadville (http://www.meadvillegroup.com) and the website of the SFC (www.sfc.hk):
(a)	the material contracts entered into by Meadville referred to in the section “Material Contracts” in this Appendix;

(b)	the letter from the Meadville Board, the text of which is set out on pages 23 to 75 to this Circular;

(c)	the letter from the IBC, the text of which is set out on page 76 and 77 to this Circular;

(d)	the letter from the IFA, the text of which is set out on pages 78 to 124 to this Circular;

(e)	the Existing Memorandum and Articles;

(f)	the New Memorandum and Articles;

(g)	the audited consolidated financial statements of the Meadville Group for each of the three financial years ended 31 December 2008, 2007 and 2006 and the published interim accounts of the Meadville Group for the six months ended 30 June 2009;

(h)	the written consents referred to in the section headed “Expert and Consents” in this Appendix;

(i)	this Circular and a copy of any other circular issued by Meadville pursuant to Chapter 14 and/or 14A of the Listing Rules which has been issued since 31 December 2008, being the date of the latest published audited accounts of Meadville;

(j)	the letter dated 11 February 2010 from PricewaterhouseCoopers and the Accountant’s Report on the Meadville Group set out in Appendix VI to this Circular;

(k)	unaudited pro forma consolidated statement of financial position, pro forma consolidated income statement and pro forma consolidated statement of cash flows of the Remaining Meadville Group from PricewaterhouseCoopers set out in Appendix VII to this Circular;

(l)	the letter dated 11 February 2010 from B.I. Appraisals, valuation certificates and valuation report set out in Appendix XII to this Circular;

(m)	the legal opinions dated 22 January 2007 from Grandall Legal Group (Shenzhen) and the legal opinion dated 14 January 2008 from Grandall Legal Group (Shanghai) as supplemented by the legal opinion dated 11 February 2010 from Grandall Legal Group (Shenzhen) referred to in Appendix XII to this Circular;

-XIII-11-

APPENDIX XIII	GENERAL INFORMATION RELATING TO MEADVILLE
(n)	the legal opinion dated 11 February 2010 from Nirmal Roy Sanjeevi referred to in Appendix XII to this Circular; and

(o)	the Sell-Down Registration Rights Agreement (details of which are set out in the section headed “Registration Rights Agreements” of the letter from the Meadville Board set out in this Circular).
12. MISCELLANEOUS
     None of the Meadville Directors will be given any benefit (save for any statutory compensation required under appropriate laws) as compensation for loss of office or otherwise in connection with the Proposal.
     Save as disclosed in the sub-section headed “Shareholders’ Agreement and Special Security Agreement” in the letter from the Meadville Board set out in this Circular, there is no agreement, arrangement or understanding between Top Mix, TTM or TTM HK or any person acting in concert with them and any of the Meadville Directors, Shareholders or recent directors or recent shareholders of Meadville having any connection with or dependence upon the Proposal.
     Save as disclosed in the sub-section headed “Shareholders’ Agreement and Special Security Agreement” in the letter from the Meadville Board set out in this Circular, there is no agreement or arrangement between any Meadville Director and any other person which is conditional on or dependent upon the outcome of the Proposal or otherwise connected with the Proposal.
     The registered office address of Meadville is at the office of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.
     The principal place of business in Hong Kong of Meadville is No. 4 Dai Shun Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong.
     Meadville’s Secretary is Ms. Ng Sai Yee, who is an associate member of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators, respectively.
     The address of Merrill Lynch is 15/F, Citibank Tower, 3 Garden Road, Central, Hong Kong.
     The auditor of Meadville is PricewaterhouseCoopers.

-XIII-12-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
1. RESPONSIBILITY STATEMENT
     This appendix includes particulars given in compliance with the Takeovers Code for the purpose of giving information in respect of Top Mix, TTM and TTM HK.
     As at the date of this Circular, the directors of Top Mix are Mr. Tang, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai. The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this Circular (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Circular (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this Circular, the omission of which would make any statement in this Circular misleading.
     Mr. Tang accepts full responsibility for the accuracy of the information contained in this Circular (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this Circular (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this Circular, the omission of which would make any statement in this Circular misleading.
     As at the date of this Circular, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer. The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this Circular (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Circular (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this Circular, the omission of which would make any statement in this Circular misleading.
     As at the date of this Circular, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards. The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this Circular (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Circular (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this Circular, the omission of which would make any statement in this Circular misleading.
2. SHARE CAPITAL OF TTM
     As at the TTM Latest Practicable Date, TTM’s authorised capital stock was 115,000,000 shares, of which 100,000,000 were designated as common stock of US$0.001 (equivalent to approximately HK$0.008) par value per share and 15,000,000 were designated as preferred stock of US$0.001 (equivalent to approximately HK$0.008) par value per share. As at the TTM Latest Practicable Date, 43,186,855 TTM Shares, all of which are common stock, were issued and outstanding. As at the TTM Latest Practicable Date, there were no shares of preferred stock outstanding.

-XIV-1-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
     The holders of TTM’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the TTM Board out of funds legally available for that purpose. In the event of TTM’s liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption provisions applicable to, nor any segregated account or accounts funded by TTM for the purpose of accumulating proceeds for the redemption of, TTM’s common stock. TTM’s certificate of incorporation authorises the TTM Board to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by TTM’s stockholders. The existence of authorised but unissued shares of preferred stock may enable the TTM Board to render it more difficult or discourage an attempt to obtain control of TTM by means of a proxy contest, tender offer or other form of transaction intended to cause a change of control of TTM. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorised but unissued shares of preferred stock will also enable the TTM Board, without stockholder approval, to adopt a “poison pill” takeover defence mechanism. TTM has no plans to issue any shares of preferred stock. Additional terms, rights, and obligations pertaining to TTM’s capital stock are contained in TTM’s certificate of incorporation (available at http://sec.gov/Archives/edgar/data/1116942/000110465905042053/a05-155721ex3d1.htm) and second amended and restated bylaws (available at http://sec.gov/Archives/edgar/data/1116942/000136231009002454/c81398exv3w2.htm).
     In May 2008, TTM issued convertible notes in a public offering of an aggregate principal amount of US$175.0 million (equivalent to approximately HK$1,356.3 million) at an interest rate of 3.25% per annum with a maturity date of 15 May 2015 (the “TTM Convertible Notes”). The maximum number of TTM Shares issuable upon conversion of the TTM Convertible Notes would be approximately 14,000,000 TTM Shares (representing approximately 32.4% of the TTM Shares in issue as at the TTM Latest Practicable Date).
     In connection with the issuance of the TTM Convertible Notes, TTM entered into a convertible note hedge and warrant transaction with JPMorgan Chase Bank, National Association and UBS AG with respect to its ordinary shares which consists of: (a) an option in favour of TTM to purchase up to 11,000,000 TTM Shares (representing approximately 25.5% in issue as at the TTM Latest Practicable Date) at a price of US$15.96 (equivalent to approximately HK$123.69) per TTM Share, which will expire on 15 May 2015 and can only be exercised upon the conversion of the TTM Convertible Notes; and (b) warrants to purchase 11,000,000 TTM Shares (representing approximately 25.5% of the TTM Shares in issue as at the TTM Latest Practicable Date) at a price of US$18.15 (equivalent to approximately HK$140.67) per TTM Share, which will expire on 17 August 2015.
     Since the date of issuance of the TTM Convertible Notes in May 2008 and through to the TTM Latest Practicable Date, none of the TTM Convertible Notes had been converted (and thus no shares had been issued up to the TTM Latest Practicable Date), TTM had not repurchased any TTM Shares in connection with the TTM Convertible Notes, and no options or warrants issued in connection with the TTM Convertible Notes had been exercised.

-XIV-2-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
     TTM grants equity awards through its 2006 Equity Incentive Plan, which was adopted by the TTM Board and approved by TTM’s stockholders and permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares and other stock-based awards to TTM’s officers, directors, employees and consultants. From time to time, persons who receive awards pursuant to the 2006 Equity Incentive Plan exercise stock options granted to them, which increases the number of shares of TTM’s common stock outstanding. Since 31 December 2008, a total of 375,616 TTM Shares have been issued under the 2006 Equity Incentive Plan, including upon the exercise of stock options granted under that plan. As at the TTM Latest Practicable Date, the aggregate number of TTM Shares which may be issued upon the exercise of stock options, warrants and rights under that plan was 3,291,428 TTM Shares (representing approximately 7.6% of the TTM Shares in issue as at the TTM Latest Practicable Date) and the number of TTM Shares remaining available for future issuance under the plan (excluding the 3,291,428 TTM Shares mentioned above) is 4,879,867 TTM Shares (representing approximately 11.3% of the TTM Shares in issue as at the TTM Latest Practicable Date).
     Save as disclosed, TTM has no other classes of relevant securities or any other outstanding convertible securities, warrants, options or derivatives in issue that carry a right to subscribe for or are convertible into TTM Shares.
     TTM has not conducted any reorganisation of its capital since the date of its incorporation in Delaware.
3. DISCLOSURE OF INTERESTS
Top Mix
     As at the Latest Practicable Date, save as disclosed below, none of Top Mix, Su Sih, Mr. Tang or any of the persons acting in concert with any of them own or control any Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares:

	Number of
	Meadville Shares as	Approximate
	at the Latest	percentage
	Practicable Date	of Meadville
Shareholders	(in thousands)	Shares in issue

Top Mix (Note 2)	52,361	2.7%

Concert Parties of Top Mix
TTM	0	0%
TTM HK	0	0%
Mr. Tang (Note 1)	235,305	12.0%
Su Sih (Note 2)	1,129,895	57.5%

-XIV-3-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
Notes:
1.	Mr. Tang holds the Meadville Shares in his capacity as the trustee of the Trust.

2.	Top Mix is wholly-owned by Su Sih, which in turn is wholly-owned by Mr. Tang in his personal capacity.
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), none of Top Mix, Su Sih, Mr. Tang or any of the persons acting in concert with any of them, saved as disclosed below, own or control any shares of TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of TTM or TTM HK.
     As at the Latest Practicable Date, save as disclosed below, none of the directors of Top Mix had any interests in the Meadville Shares, convertible securities, warrants, options or derivatives in respect of any Meadville Shares:

Number of
		Meadville Shares	Approximate
		as at the Latest	percentage
		Practicable Date	of Meadville
Director	Capacity	(in thousands)	Shares in issue

Mr. Tang (Note 1)	Interest in controlled
corporations and as
	trustee of the Trust	1,417,561	72.2%
Note:
1.	Mr. Tang is deemed to be interested in 52,361,000 Meadville Shares and 1,129,895,000 Meadville Shares held by Top Mix and Su Sih, respectively and 235,305,000 Meadville Shares in his capacity as trustee of the Trust.
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only), none of the directors of Top Mix had any interests in the shares of TTM or TTM HK, convertible securities, warrants, options or derivatives in respect of any shares of TTM or TTM HK.
TTM
     As at the Latest Practicable Date, none of TTM or any of its directors or the parties acting in concert with TTM, save as disclosed above, had any interests in the Meadville Shares or shares of Top Mix or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix.

-XIV-4-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
     As at the Latest Practicable Date, save as disclosed below, none of TTM or the parties acting in concert with TTM had any interests in the shares of TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of TTM HK:

Approximate
	Number of shares	percentage
	of TTM HK	of shares of
	as at the Latest	TTM HK
Shareholders	Practicable Date	in issue

TTM International (Note 1)	1	100%
Note:

1.	TTM International is a direct wholly-owned subsidiary of TTM.
     As at the TTM Latest Practicable Date, save as disclosed below, none of the directors of TTM had any interests in the TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

		Number of TTM
		Shares and	Approximate
		derivatives as at	percentage of
		the TTM Latest	TTM Shares
Director	Capacity	Practicable Date	in issue

Kenton K. Alder	Director	806,670	1.9%
Robert E. Klatell	Director	44,435	0.1%
James K. Bass	Director	60,435	0.1%
Richard P. Beck	Director	61,435	0.1%
Thomas T. Edman	Director	44,435	0.1%
John G. Mayer	Director	60,435	0.1%
TTM HK
     As at the Latest Practicable Date, save as disclosed above, none of TTM HK or any of their respective directors or the parties acting in concert with TTM HK had any interests in the Meadville Shares or shares of Top Mix or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix.
     As at the TTM Latest Practicable Date, none of TTM HK or the parties acting in concert with TTM HK had any interests in TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

-XIV-5-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
     As at the TTM Latest Practicable Date, save as disclosed below, none of the directors of TTM HK had any interests in the TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

		Number of
		TTM Shares		Approximate
		as at the		percentage of
		TTM Latest		TTM Shares
Director	Capacity	Practicable Date		in issue

Kenton K. Alder	Director	806,670		1.9%
Steven W. Richards	Director	235,207	(Note 1)	0.5%
Note:

1.	Includes 500 shares held by a trust, of which Steven W. Richards is one of the three beneficiaries. Mr. Richards disclaims beneficial ownership except as to one-third of such shares.
     As at the Latest Practicable Date, none of the directors of TTM HK had any interests in the shares of TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of TTM HK.
Other Disclosures
     As at the Latest Practicable Date or the TTM Latest Practicable Date (in respect of TTM Shares only):
(a)	save as disclosed, none of Top Mix, Su Sih, Mr. Tang, TTM or TTM HK or any person acting in concert with any of them own or control any Meadville Shares or shares of Top Mix, TTM or TTM HK or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares or shares of Top Mix, TTM or TTM HK;

(b)	none of Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any person acting in concert with any of them has received an irrevocable commitment to vote in favour of the Proposal;

(c)	save for the Proposal, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to the Meadville Shares or Top Mix, Su Sih, Mr. Tang, TTM or TTM HK which might be material to the Proposal and which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK is a party;

(d)	there is no agreement or arrangement to which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK is party which relates to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition precedent to the Proposal; and

-XIV-6-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
(e)	there are no relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in Meadville, Top Mix, TTM or TTM HK which Top Mix, Su Sih, Mr. Tang, TTM or TTM HK or any person acting in concert (but excluding exempt principal traders and exempt fund managers) with any of them has borrowed or lent.
4. DEALINGS IN MEADVILLE SHARES, TTM SHARES AND SHARES OF TOP MIX AND TTM HK
     During the Relevant Period:
(a)	None of Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any person acting in concert with any of them had dealt for value in the Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

(b)	None of the directors of Top Mix, TTM, TTM HK had dealt for value in the Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

(c)	No persons who had any arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Top Mix, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in the Meadville Shares or any convertible securities, warrants, options or derivatives in respect of any Meadville Shares.

(d)	None of Top Mix, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in any Meadville Shares that are borrowed or lent.

(e)	Save as disclosed below, none of Top Mix, TTM, TTM HK, or any person acting in concert with any of them had dealt for value in the TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

-XIV-7-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
UBS (Note 1)

				Price (US$)
				(equivalent to
		Type of	Number of	approximately
Name	Date	Transaction	TTM Shares	HK$)

UBS Securities LLC	16 November 2009	Purchase	90	11.97 (92.77)
UBS Securities LLC	16 November 2009	Purchase	10	11.97 (92.77)
UBS Securities LLC	16 November 2009	Purchase	100	12.13 (94.01)
UBS Securities LLC	16 November 2009	Purchase	100	12.17 (94.32)
UBS Securities LLC	16 November 2009	Purchase	100	12.19 (94.47)
UBS Securities LLC	16 November 2009	Purchase	100	12.24 (94.86)
UBS Securities LLC	16 November 2009	Purchase	100	12.25 (94.94)
UBS Securities LLC	16 November 2009	Unwinding of loan	12,100	N/A
UBS Securities LLC	16 November 2009	Unwinding of borrowing	12,100	N/A
UBS Securities LLC	17 November 2009	Sale	1,015	11.34 (87.89)
UBS Securities LLC	18 November 2009	Purchase	1,015	11.34 (87.89)
UBS Securities LLC	18 November 2009	Purchase	2	10.739 (83.23)
UBS Securities LLC	18 November 2009	Purchase	100	10.74 (83.24)
UBS Securities LLC	18 November 2009	Purchase	100	10.865 (84.21)
UBS Securities LLC	18 November 2009	Purchase	57	10.87 (84.24)
UBS Securities LLC	8 December 2009	Borrowing	1,000	N/A
Note:

1.	The above trades were executed between 16 November 2009, being the date of the Announcement, and 9 December 2009, being the date that UBS Securities LLC obtained the exempt principal trader status.

-XIV-8-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
(f)	Save as disclosed below, none of the directors of Top Mix, TTM or TTM HK had dealt for value in the TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

		Type of	Number of
Director	Date	Transaction	TTM Shares	Price (US$)

Steven W Richards	4 August 2009	Exercise of stock option	7,200	2.76 (exercise price)
Steven W Richards	4 August 2009	Sale of TTM Shares	7,200	11.00
Steven W Richards	5 August 2009	Grant of stock option	5,000	0.00
Kenton K. Alder	5 August 2009	Grant of stock option	12,500	0.00
Steven W Richards	8 October 2009	Sale of TTM Shares	2,204	12.00
Steven W Richards	5 November 2009	Grant of stock option	5,000	0.00
Kenton K. Alder	5 November 2009	Grant of stock option	12,500	0.00
(g)	No persons who had any arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in the TTM Shares or any convertible securities, warrants, options or derivatives in respect of any TTM Shares.

(h)	Save as disclosed above, none of Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in any TTM Shares that are borrowed or lent.

(i)	TTM HK was incorporated on 23 October 2009 and 1 ordinary share of a nominal value of HK$1 was issued and allotted to TTM International. Save as disclosed, none of Top Mix, TTM, TTM HK, any of their respective directors, Su Sih or Mr. Tang or any person acting in concert with any of Top Mix, TTM, TTM HK had dealt for value in the shares of Top Mix or TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of Top Mix or TTM HK.

(j)	No persons who had any arrangements of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in the shares of Top Mix or TTM HK or any convertible securities, warrants, options or derivatives in respect of any shares of Top Mix or TTM HK.

(k)	None of Top Mix, Su Sih, Mr. Tang, TTM, TTM HK or any of the persons acting in concert with any of them had dealt for value in any shares of Top Mix or TTM HK that are borrowed or lent.

-XIV-9-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
5. MARKET PRICES
TTM
     The table below shows the closing market prices of the TTM Shares as quoted on NASDAQ on: (a) the TTM Latest Practicable Date; (b) the TTM Last Trading Day; and (c) at the end of each of the calendar month during the Relevant Period:

Date	Closing Price per TTM Share (US$)

29 May 2009	8.90 (equivalent to approximately HK$68.98)
30 June 2009	7.96 (equivalent to approximately HK$61.69)
31 July 2009	9.87 (equivalent to approximately HK$76.49)
31 August 2009	10.12 (equivalent to approximately HK$78.43)
30 September 2009	11.47 (equivalent to approximately HK$88.89)
30 October 2009	10.17 (equivalent to approximately HK$78.82)
13 November 2009 (TTM Last Trading Day)	11.21 (equivalent to approximately HK$86.88)
30 November 2009	10.37 (equivalent to approximately HK$80.37)
31 December 2009	11.53 (equivalent to approximately HK$89.36)
29 January 2010	10.35 (equivalent to approximately HK$80.21)
5 February 2010 (TTM Latest Practicable Date)	8.95 (equivalent to approximately HK$69.36)
     During the Relevant Period, the highest closing price of the TTM Shares was US$12.43 (equivalent to approximately HK$96.33) per TTM Share as quoted on NASDAQ on 9 October 2009 and the lowest closing price of the TTM Shares was US$7.17 (equivalent to approximately HK$55.57) per TTM Share as quoted on NASDAQ on 22 May 2009.
6. MATERIAL LITIGATION
Top Mix
     There is no material litigation to which Top Mix is, or may become, a party.
TTM
     From time to time, TTM may become a party to various legal proceedings arising in the ordinary course of its business. There can be no assurance that TTM will prevail in any such litigation. Prior to TTM’s acquisition of the Tyco Printed Circuit Group business (“PCG”) in October 2006, PCG made legal commitments to the Environmental Protection Agency of the United States (“EPA”) and the State

-XIV-10-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
of Connecticut regarding settlement of enforcement actions against the PCG operations in Connecticut. On 17 August 2004, PCG was sentenced for U.S. Clean Water Act violations. PCG was obliged to pay a US$6 million (equivalent to approximately HK$47 million) fine and an additional US$3.7 million (equivalent to approximately HK$28.7 million) to fund environmental projects designed to improve the environment for Connecticut residents. In the same year, PCG agreed to a stipulated judgment with the Connecticut Attorney General’s office and the Connecticut Department of Environmental Protection (“DEP”) under which PCG paid a US$2 million (equivalent to approximately HK$16 million) civil penalty and agreed to implement capital improvements of US$2.4 million (equivalent to approximately HK$18.6 million) to reduce the volume of rinse water discharged from its manufacturing facilities in Connecticut. The obligations to the EPA and the DEP include the fulfillment of a Compliance Management Plan until at least the year 2009 and installation of rinse water recycling systems at the Stafford, Connecticut facilities. As of 31 December 2008, one recycling system was completed and placed into operation, and approximately US$0.7 million (equivalent to approximately HK$5.4 million) remained to be expended in the form of capital improvements to meet the second rinse water recycling system requirement. TTM assumed these legal commitments as part of its purchase of PCG. Failure to meet either commitment could result in further costly enforcement actions, including exclusion from participation in federal contracts.
TTM HK
     There is no material litigation to which TTM HK is a party. From time to time, TTM HK may become a party to various legal proceedings arising in the ordinary course of its business.
7. MATERIAL CONTRACTS
Top Mix
The Laminate Agreement (details of which are set out in the section headed “The Laminate Sale” in the Letter from the Meadville Board of this Circular) and the facilities letter from HSBC dated 27 October 2009 accepted by Top Mix on 11 November 2009 for obtaining banking facilities of HK$600 million for financing the acquisition of the entire issued share capital of MTG Laminate are the two material contracts which Top Mix has entered into within two years prior to the date of the Announcement, not being a contract entered into in the ordinary course of business by Top Mix. Save as disclosed, there is no material contract entered into after the date that is two years before the commencement of the offer period, not being a contract entered into in the ordinary course of business by Top Mix or any of its subsidiaries.
The Laminate Agreement (details of which are set out in the section headed “The Laminate Sale” in the Letter from the Meadville Board of this Circular) is a material contract entered into by Top Mix which Mr. Tang, a Meadville Director, has a material personal interest as Top Mix is wholly-owned by Su Sih, which in turn is wholly-owned by Mr. Tang in his personal capacity. Save as disclosed, there is no material contract entered into by Top Mix in which any Meadville Director has a material personal interest.

-XIV-11-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
TTM
     The date of, the parties to, and the general nature of, every material contract which TTM or any of its subsidiaries has entered into within two years prior to the date of the Announcement, not being a contract entered into in the ordinary course of business by TTM or any of its subsidiaries, are set forth below:
(a)	the PCB Agreement (details of which are set out in the section headed “The PCB Sale” in the letter from the Meadville Board set out in this Circular);

(b)	Underwriting Agreement dated 8 May 2008 between TTM and J.P. Morgan Securities Inc. and UBS Securities LLC for the purpose of underwriting of the TTM Convertible Notes;

(c)	Indenture dated 14 May 2008 between TTM and American Stock Transfer and Trust Company for the purposes of providing for the issuance from time to time of TTM’s debentures, notes or other evidences of indebtedness to be issued in one or more series up to such principal amount as may from time to time be authorized in or pursuant to one or more resolutions of the TTM Board or by supplemental indenture (“Indenture”);

(d)	Supplemental Indenture dated 14 May 2008 between TTM and American Stock Transfer and Trust Company for the purpose of supplementing certain provisions of the Indenture;

(e)	Call Option Transaction Confirmation dated 8 May 2008 between TTM and JPMorgan Chase Bank, National Association, London Branch, for the purpose of confirming the terms and conditions of a call option transaction entered into between TTM and JPMorgan, pursuant to which JPMorgan granted to TTM a call option relating to an initial 155,000 TTM Shares with a strike price of US$15.963 (equivalent to approximately HK$123.716) per TTM Share expiring on 15 May 2015;

(f)	Warrant Transaction Confirmation dated 8 May 2008 between TTM and JPMorgan Chase Bank, National Association, London Branch, for the purpose of confirming the terms and conditions of an initial 4,854,977 warrants issued by TTM to JPMorgan with a strike price of US$18.154 (equivalent to approximately HK$140.697) per warrant expiring on 17 August 2015;

(g)	Call Option Transaction Confirmation dated 8 May 2008 between TTM and UBS AG, London Branch, for the purpose of confirming the terms and conditions of a call option transaction entered into between TTM and UBS AG, pursuant to which UBS AG granted to TTM a call option relating to an initial 155,000 TTM Shares with a strike price of US$15.963 (equivalent to approximately HK$123.716) per TTM Share expiring on 15 May 2015;

(h)	Warrant Transaction Confirmation dated 8 May 2008 between TTM and UBS AG, London Branch, for the purpose of confirming the terms and conditions of an initial 4,854,977 warrants issued by TTM to UBS AG with a strike price of US$18.154 (equivalent to approximately HK$140.697) per warrant expiring on 17 August 2015;

-XIV-12-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
(i)	Call Option Transaction Confirmation dated 16 May 2008 between TTM and JPMorgan Chase Bank, National Association, London Branch, for the purpose of confirming the terms and conditions of a call option transaction entered into between TTM and JPMorgan, pursuant to which JPMorgan granted to TTM a call option relating to an initial 20,000 TTM Shares with a strike price of US$15.963 (equivalent to approximately HK$123.716) per TTM Share expiring on 15 May 2015;

(j)	Warrant Transaction Confirmation dated 16 May 2008 between TTM and JPMorgan Chase Bank, National Association, London Branch, for the purpose of confirming the terms and conditions of an initial 626,449 warrants issued by TTM to JPMorgan with a strike price of US$18.154 (equivalent to approximately HK$140.697) per warrant expiring on 17 August 2015;

(k)	Call Option Transaction Confirmation dated 16 May 2008 between TTM and UBS AG, London Branch, for the purpose of confirming the terms and conditions of a call option transaction entered into between TTM and UBS AG, pursuant to which UBS AG granted to TTM a call option relating to an initial 20,000 TTM Shares with a strike price of US$15.963 (equivalent to approximately HK$123.716) per TTM Share expiring on 15 May 2015; and

(l)	Warrant Transaction Confirmation dated 16 May 2008 between TTM and UBS AG, London Branch, for the purpose of confirming the terms and conditions of an initial 626,448 warrants issued by TTM to UBS AG with a strike price of US$18.154 (equivalent to approximately HK$140.697) per warrant expiring on 17 August 2015.
     Save as disclosed, there is no material contract entered into after the date that is two years before the commencement of the offer period, not being a contract entered into in the ordinary course of business by TTM or any of its subsidiaries (taken as a whole).
     There is no material contract entered into by TTM in which any Meadville Director has a material personal interest, save for the PCB Agreement and other than compensation payable to directors by TTM for their services as directors and the employee directors pursuant to the terms of employment agreements between such employee directors and TTM.
TTM HK
     The PCB Agreement (please see the section headed “The PCB Sale” in the letter from the Meadville Board of this Circular) is a material contract which TTM HK has entered into within two years prior to the date of the Announcement, not being a contract entered into in the ordinary course of business by TTM HK.
     Save as disclosed, there is no material contract entered into after the date that is two years prior to the date of the Announcement, not being a contract entered into in the ordinary course of business by TTM HK or any of its subsidiaries.
     Save for the PCB Agreement, there is no material contract entered into by TTM HK in which any Meadville Director has a material personal interest.

-XIV-13-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
8. DIRECTORS’ EMOLUMENTS
Top Mix
     The emoluments of the directors of Top Mix will not be affected by the Laminate Sale.
TTM
     The emoluments of the directors of TTM will not be affected by the PCB Sale.
TTM HK
     The emoluments of the directors of TTM HK will not be affected by the PCB Sale.
9. EFFECT OF APPROVAL OF THE PROPOSAL
Top Mix
     Top Mix’s acquisition of the Laminate Business will be accounted by Top Mix under the purchase method of accounting in accordance with Hong Kong Generally Accepted Accounting Principles. From the date of completion of the Laminate Sale, Top Mix’s results of operations will include the results of operations of the Laminate Business, and Top Mix’s financial position will include the assets and liabilities (including identifiable intangible assets) and the non-controlling interests of the Laminate Business at fair value. The excess of purchase price and the net assets acquired at fair value will be allocated to goodwill.
TTM
     TTM HK’s acquisition of the PCB Holdcos will be accounted for by TTM under the purchase method of accounting in accordance with U.S. GAAP. From the date of completion of the PCB Sale, TTM’s results of operations will include the PCB Holdcos and their subsidiaries’ operating results and their assets and liabilities, including identifiable intangible assets, and non-controlling interest, at fair value with the excess purchase price allocated to goodwill.
TTM HK
     Prior to the effective date of the PCB Sale, TTM HK has no material assets. As of the effective date of the PCB Sale, TTM HK will become the sole owner of all outstanding equity capital of the PCB Holdcos.

-XIV-14-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
10. EXPERTS AND CONSENTS
     The name and qualification of the professional advisers who are named or have given their opinion or advice which are contained or referred to in this Circular are set out below:

Name	Qualification

UBS AG, Hong Kong Branch	a registered institution under the SFO for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance), Type 7 (providing automated trading services) and Type 9 (asset management) regulated activities.

Somerley Limited	a licensed institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities.

KPMG	Certified Public Accountants, Hong Kong.

KPMG LLP	Certified Public Accountants in the United States of America.
     Each of UBS, Somerley, and KPMG and KPMG LLP has given and has not withdrawn its written consent to the issue of this Circular with and references to its name in the form and context in which they are included.
11. DOCUMENTS AVAILABLE FOR INSPECTION
Top Mix
     Copies of the following documents will be displayed at the website of Meadville (www.meadvillegroup.com) and the website of the SFC (www.sfc.hk) from the date of this Circular to the effective date of Deregistration and Continuation:
(a)	the memorandum and articles of association of Top Mix;

(b)	the written consent of Somerley referred to in the section “Expert and Consents” in this Appendix; and

(c)	the material contract(s) entered into by Top Mix referred to in the section headed “Material Contracts” in this Appendix.

-XIV-15-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
TTM & TTM HK
     Copies of the following documents will be displayed at the website of TTM (www.ttmtech.com) and the website of the SFC (www.sfc.hk) from the date of this Circular to the effective date of Deregistration and Continuation:
(a)	the by-laws of TTM;

(b)	the memorandum and articles of association of TTM HK;

(c)	the audited consolidated accounts of TTM for each of the two years ended 31 December 2008 and 2007;

(d)	the following documents referred to in Appendix II to this Circular:
(i)	the current report on the Form 8-K filed by TTM with the SEC on 16 November 2009;

(ii)	the presentation materials and the transcripts of the conference call held on 16 November 2009;

(iii)	the current report on Form 8-K filed by TTM with the SEC on 15 December 2009 (U.S. time);

(iv)	the Form 8-K filed by TTM with the SEC on 4 February 2010 (U.S. time) (including the Earnings Guidance);

(v)	the Form 8-K filed by TTM with the SEC on 2 February 2010 (U.S. time);

(vi)	the Form S-4 in preliminary form filed by TTM with the SEC on 24 December 2009;

(vii)	the Amendment No. 1 to the Form S-4 filed by TTM with the SEC on 4 February 2010

(U.S. time); and

(viii)	the U.S. Prospectus filed by TTM as a Form 424(b)(3) with the SEC;
(e)	the reports of KPMG LLP, the text of which is set out in Appendix IX (U.S. GAAP Financial Information of the TTM Group) to this Circular;

(f)	the report of UBS, the text of which is set out in the first section of Appendix XI (Reports on Earnings Guidance in relation to the TTM Group) to this Circular;

(g)	the report of KPMG, the text of which is set out in the second section of Appendix XI (Reports on Earnings Guidance in relation to the TTM Group) to this Circular;

-XIV-16-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
(h)	the written consents of UBS, KPMG and KPMG LLP referred to in the section “Experts and Consents” in this Appendix;

(i)	the material contract(s) entered into by TTM or TTM HK referred to in the section “Material Contracts” in this Appendix; and

(j)	the Sell-Down Registration Rights Agreement (details of which are set out in the section headed “Registration Rights Agreements” of the letter from the Meadville Board set out in this Circular).
12. MISCELLANEOUS
     Other than the obligation to charge its shares in MTG Laminate following completion of the Laminate Sale pursuant to the facility letter dated 27 October 2009 from HSBC and accepted by Top Mix on 11 November 2009, details of which are set out in the sub-section headed “Confirmation of Financial Resources” in the letter from the Meadville Board, Top Mix will not transfer, charge or pledge the shares of MTG Laminate acquired in the Laminate Sale to any other person.
     Other than charging the shares in each of the PCB Holdcos acquired in the PCB Sale in favour of Hang Seng Bank Limited as the security trustee following the completion of the PCB Sale as contemplated under the Credit Agreement, which TTM HK will join as a party thereto by way of a accession agreement, TTM HK will not transfer, charge or pledge the shares of each of the PCB Holdcos acquired in the PCB Sale to any other person.
     The principal members of Top Mix’s concert group are: (a) Top Mix; (b) TTM; (c) TTM HK; (d)  Mr. Tang; and (e) Su Sih.
     The principal members of TTM’s concert group are: (a) TTM; (b) TTM HK; and (c) Top Mix.
     The principal members of TTM HK’s concert group are: (a) TTM HK; (b) TTM; and (c) Top Mix.
     The registered address of Top Mix is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
     The registered address of Su Sih is P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
     The address of Mr. Tang is Flat 6B, 20 Fa Po Street, Yau Yat Chuen, Kowloon, Hong Kong.
     The principal place of business of TTM is 2630 South Harbor Boulevard, Santa Ana, California 92704, United States of America.
     The registered address of TTM HK is at 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong.

-XIV-17-

APPENDIX XIV	GENERAL INFORMATION RELATING TO TOP MIX, TTM AND TTM HK
     The address of UBS is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.
     The address of Somerley is 10th Floor, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong.

-XIV-18-

NOTICE OF EGM
     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Meadville Holdings Limited (the “Company”) will be held at 10:00 am on Tuesday, 9 March 2010 at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong, to consider and, if thought fit, approve the following resolutions as special resolutions:
SPECIAL RESOLUTIONS
“THAT:
1.	subject to the passing of resolutions nos. 2, 3, 4, 5 and 6 below, the sale by MTG Investment (BVI) Limited (“MTG Investment”), and the purchase by TTM Hong Kong Limited (“TTM HK”), of the entire issued share capital of each of MTG Management (BVI) Limited, MTG PCB (BVI) Limited, MTG (PCB) No. 2 (BVI) Limited and MTG Flex (BVI) Limited (the “PCB Sale”) pursuant to the stock purchase agreement dated 16 November 2009 entered into by and among the Company, MTG Investment, TTM Technologies, Inc., (“TTM”), TTM Technologies International, Inc. and TTM HK, a copy of which has been produced to this extraordinary general meeting (“EGM”) marked “A” and signed by the chairman of this EGM (the “EGM Chairman”) for the purpose of identification, for an aggregate consideration of approximately HK$3,404.1 million to be settled in cash as to approximately US$114.0 million (equivalent to approximately HK$883.8 million) and by the issue of 36,334,000 new TTM Shares (as defined in the circular issued jointly by the Company, Top Mix Investments Limited (“Top Mix”), TTM and TTM HK dated 11 February 2010, a copy of which has been produced to this EGM marked “B” and signed by the EGM Chairman for the purpose of identification (the “Circular”)) to the Company (as directed by MTG Investment) and the transactions contemplated thereby and thereunder, be and are hereby approved, and that any Director(s) be and is/are authorised to take all actions on behalf of the Company which the Director(s) consider to be necessary or desirable to implement such transactions, and execute (under hand or under seal) and deliver any and all documents on behalf of the Company which the Director(s) consider to be necessary or desirable to implement such transactions, and all documents executed (under hand or under seal) and delivered by any director of the Company (“Director”) for and on behalf of the Company in connection with the foregoing be and are hereby approved, confirmed and ratified;

2.	subject to the passing of resolution no. 1 above and resolutions nos. 3, 4, 5 and 6 below, the sale by MTG Investment, and the purchase by Top Mix, of the entire issued share capital of MTG Laminate (BVI) Limited (the “Laminate Sale”) pursuant to the sale and purchase agreement dated 16 November 2009 entered into between MTG Investment and Top Mix, a copy of which has been produced to this EGM marked “C” and signed by the EGM Chairman for the purpose of identification, for an aggregate consideration of approximately HK$2,783.8 million to be settled in cash as to approximately HK$136.6 million and by the issue of three Promissory Notes (as defined in the Circular) in the principal amounts of approximately HK$439.4 million, HK$2,110.0 million and HK$97.8 million respectively, to the Company (as directed by MTG

NOTICE OF EGM
Investment) and the transactions contemplated thereby and thereunder, be and are hereby approved, and that any Director(s) be and is/are authorised to take all actions on behalf of the Company which the Director(s) consider to be necessary or desirable to implement such transactions, and execute (under hand or under seal) and deliver any and all documents on behalf of the Company which the Director(s) consider to be necessary or desirable to implement such transactions, and all documents executed (under hand or under seal) and delivered by any Director for and on behalf of the Company in connection with the foregoing be and are hereby approved, confirmed and ratified;

3.	subject to the passing of resolutions nos. 1 and 2 above, the proposed voluntary withdrawal of the listing of the Company’s shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Withdrawal Proposal”) be and is hereby approved and any Director(s) be and is/are hereby authorised to execute (under hand or under seal) such documents, make such applications and submissions and do all such acts, deeds or things on behalf of the Company which the Director(s) consider(s) to be necessary or desirable in connection with the Withdrawal Proposal, and all documents executed (under hand or under seal) and delivered by the relevant Director(s) for and on behalf of the Company in such connection be and are hereby approved, confirmed and ratified;

4.	subject to the passing of resolutions no. 3 above, the articles of association of the Company be and are hereby amended by the addition of the following new Article 195 immediately following the existing Article 194:

“TRANSFER BY WAY OF CONTINUATION

195. The Company may, by special resolution, resolve to de-register the Company from the Cayman Islands and to transfer and continue the Company as a body corporate to, and under the laws of, a country or jurisdiction outside the Cayman Islands which permits or does not prohibit the transfer or continuation of the Company.”

5.	subject to the passing of resolutions nos. 1, 2, 3 and 4 above:
(a)	and subject to all necessary governmental and regulatory consents, the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) under the name of “Meadville Holdings (BVI) Limited” as a BVI business company under the laws of the BVI (the “Deregistration and Continuation”) be and are hereby approved and that any Director(s) be and is/are authorised to take all actions on behalf of the Company which the Director(s) consider to be necessary or desirable, and execute (under hand or under seal) and deliver any and all documents on behalf of the Company which the Director(s) consider to be necessary or desirable (including, without limitation, any documents to be delivered to the Registrar of Corporate Affairs in the BVI and/or to the Registrar of Companies in the Cayman Islands) with such modifications and/or amendments (if any) as he/she/they may consider necessary or desirable, in order to effect, implement and complete, or in connection with, the Deregistration and Continuation and transactions and other matters

NOTICE OF EGM
contemplated thereby or thereunder, as the Director(s) may in his/her/their absolute discretion, deem fit in the best interests of the Company, and all documents executed (under hand or under seal) and delivered by the relevant Director(s) for and on behalf of the Company in such connection be and are hereby approved, confirmed and ratified;

(b)	effective upon continuation of the Company into the BVI as a BVI business company under the laws of the BVI, the memorandum of association submitted to this EGM marked “D” and signed by the EGM Chairman for the purpose of identification, with or without amendment, be and is hereby approved and adopted as the memorandum of association of the Company in substitution for and to the exclusion of the existing memorandum of association of the Company; and

(c)	effective upon continuation of the Company into the BVI as a BVI business company under the laws of the BVI, the articles of association contained in the printed document submitted to this EGM marked “E” and signed by the EGM Chairman for the purpose of identification, with or without amendment, be and is hereby approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company; and
6.	subject to resolutions nos. 1, 2, 3, 4 and 5 above and the Deregistration and Continuation becoming effective, a distribution by way of dividend to those holders of shares of HK$0.01 each in the capital of the Company (“Shares”) whose names appear on the register of members of the Company on the Record Date (as defined in the Circular), such distribution to be paid and satisfied by:
(a)	the distribution in specie of the promissory note in the principal amount of approximately HK$439.4 million to be issued by Top Mix and received by the Company (as directed by MTG Investment) on completion of the Laminate Sale contemplated in resolution no. 2 above to Mr. Tang Hsiang Chien (“Mr. Tang”) in respect of the aggregate number of 235,305,000 Shares held by Mr. Tang;

(b)	the distribution in specie of the promissory note in the principal amount of approximately HK$2,110.0 million to be issued by Top Mix and received by the Company (as directed by MTG Investment) on completion of the Laminate Sale contemplated in resolution no. 2 above to Su Sih (BVI) Limited (“Su Sih”) in respect of the aggregate number of 1,129,895,000 Shares held by Su Sih;

(c)	the distribution in specie of the promissory note in the principal amount of approximately HK$97.8 million to be issued by Top Mix and received by the Company (as directed by MTG Investment) on completion of the Laminate Sale contemplated in resolution
no. 2 above to Top Mix in respect of the aggregate number of 52,361,000 Shares held by Top Mix;

NOTICE OF EGM
(d)	the payment in cash to all shareholders of the Company, other than Mr. Tang, Su Sih and Top Mix (“Independent Shareholders”) in respect of each Share held by the Independent Shareholders (being an aggregate number of 546,439,000 Shares) of such amount as is equal to the aggregate of: (i) the HK$ equivalent of approximately US$114 million to be received by the Company on completion of the PCB Sale (contemplated in resolution no. 1 above) and (ii) approximately HK$136.6 million to be received by the Company on completion of the Laminate Sale (contemplated in resolution no. 2 above), divided by the total number of Shares held by the Independent Shareholders on the Record Date (which is expected to be 546,439,000 Shares);

(e)	the distribution of 0.0185 TTM Share to all shareholders of the Company in respect of each Share held by such shareholders (being an aggregate number of 1,964,000,000 Shares) or, in respect of such shareholders of the Company who elect or who are deemed to have elected to receive the net cash proceeds of sale of such TTM Shares to which such shareholders would otherwise have been entitled sold through the Dealing Facility (as defined in the Circular), such net cash proceeds of sale;

(f)	the payment in cash in respect of each Share held by all shareholders of the Company (being an aggregate number of 1,964,000,000 Shares) of such amount as is equal to the total interest accrued and paid on the Promissory Notes for the period from the date of issue of the Promissory Notes up to, but excluding, the Distribution Date (as defined in the Circular) divided by the total number of Shares in issue on the Record Date (which is expected to be 1,964,000,000 Shares); and

(g)	the payment in cash in respect of each Share held by all shareholders of the Company (being an aggregate number of 1,964,000,000 Shares) of the prevailing Hong Kong dollar equivalent on or before the Distribution Date of the incremental net amount (after any applicable transaction expenses and taxes) of the average sale price of each share of Guangdong Shengyi Sci. Tech. Co., Ltd. (“GSST”) (including the GSST Sale Shares (as defined in the Circular)) sold by the Company (through AVA International Limited) prior to the completion of the Laminate Sale (contemplated in resolution no. 2 above) above the GSST Reference Price (as defined in the Circular) for each GSST share (if any) multiplied by the total number of shares of GSST sold by the Company (through AVA International Limited) and divided by the total number of Shares in issue on the Record Date (which is expected to be 1,964,000,000 Shares);
be and are hereby approved and such distribution may be paid from any reserve account of the Company and/or from the Company’s share premium and/or share capital accounts and/or any other account lawfully available therefor and the Director(s) be and is/are hereby authorised to do all such acts, deeds and things and to effect all actions and execute (under hand or under seal) and deliver any and all documents on behalf of the Company as he/she/they may consider

NOTICE OF EGM
necessary or desirable, in order to effect, implement and complete, or in connection with, the distribution contemplated by this resolution no. 6 and transactions and other matters contemplated thereby or thereunder, and all documents executed (under hand or under seal) and delivered by the relevant Director(s) for and on behalf of the Company in such connection be and are hereby approved, confirmed and ratified.”
For and on behalf of
Meadville Holdings Limited
Ng Sai Yee
Company Secretary
Hong Kong
11 February 2010
Notes:
1.	A form of proxy for use at the EGM is enclosed herewith with this Circular.

2.	A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy(ies) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

3.	In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a certified copy of such power of attorney or authority, must be deposited with Tricor Investor Services Limited, the Hong Kong branch share registrar of the Company, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for any adjournment of the EGM. Completion and delivery of the form of proxy will not preclude a shareholder from attending the EGM or any adjournment of the EGM and voting in person at the EGM or any adjournment of the EGM. In the event that a shareholder attends and votes at the EGM after having lodged his/her form of proxy, his/her form of proxy will be deemed to have been revoked.

4.	Where there are joint registered holders of any share in the Company, any one of such joint registered holders may vote at the EGM, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint registered holders are present at the EGM personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint registered holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company in respect of the relevant join registered holders.

5.	At the EGM, the EGM Chairman will exercise his power under article 72 of the articles of association of the Company to put the above resolutions to vote by way of a poll.

6.	In case of a recognised clearing house, it may authorise such person(s) as it thinks fit to act as its representative(s) at the meeting and vote in its stead.

Form of Proxy for use at the Extraordinary General Meeting and
any adjournment of the Extraordinary General Meeting
I/We (1)

of

being the registered holder(s) of (2)                                                                               shares of HK$0.01 each of in the share capital of Meadville Holdings Limited
(“Company”) hereby appoint the chairman of the extraordinary general meeting, or (3 & 4)

of

and/or failing him

of

to act as my/our proxy at the extraordinary general meeting (“EGM”) (and at any adjournment of the EGM) of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 9 March 2010 at 10:00 am in respect of the resolutions set out in the notice of EGM (“Notice”) as indicated below and to vote on my/our behalf as directed below or, if no such indication is given, as my/our proxy thinks fit.

	SPECIAL RESOLUTIONS	For(5)	Against(5)

1.	To approve the PCB Sale (Special Resolution No. 1 set out in the Notice).

2.	To approve the Laminate Sale (Special Resolution No. 2 set out in the Notice).

3.	To approve the Withdrawal Proposal (Special Resolution No. 3 set out in the Notice).

4.	To approve amendment of the articles of association of the Company (Special Resolution No. 4 set out in the Notice).

5.
To approve the Deregistration and Continuation (Special Resolution No. 5(a) set out in the Notice) and approve and adopt: (a)the new memorandum of association of the Company (Special Resolution No. 5(b) set out in the Notice); and (b)the new articles of association of the Company (Special Resolution No. 5(c) set out in the Notice).

6.
To approve the distribution by way of dividend to those holders of shares of HK$0.01 each in the capital of the Company, such distribution to be paid and satisfied by (Special Resolution No. 6 set out in the Notice):

(a) the distribution in specie to Mr. Tang Hsiang Chien (“Mr. Tang”) (Special Resolution No. 6(a) set out in the Notice);

(b) the distribution in specie to Su Sih (BVI) Limited (“Su Sih”) (Special Resolution No. 6(b) set out in the Notice);

(c) the distribution in specie to Top Mix Investments Limited (“Top Mix”) (Special Resolution No. 6(c) set out in the Notice);

(d) the distribution in cash to the shareholders of the Company other than Mr. Tang, Su Sih and Top Mix (Special Resolution No. 6(d) set out in the Notice);

(e)     the distribution of 0.0185 TTM Share for every Share to all shareholders of the Company or, in respect of such shareholders of the Company who elect or who are deemed to have elected to receive the net cash proceeds of sale of such TTM Shares to which such shareholders would otherwise have been entitled sold through the Dealing Facility, such net cash proceeds of sale (Special Resolution No. 6(e) set out in the Notice);

(f) the distribution in cash of the accrued interest on the Promissory Notes to all shareholders of the Company (Special Resolution No. 6(f) set out in the Notice); and

(g)     the distribution in cash of the incremental net amount (after any applicable transaction expenses and taxes) in respect of the GSST shares that are sold prior to the completion of the Laminate Sale (if any) to all shareholders of the Company (Special Resolution No. 6(g) set out in the Notice),

and such distribution may be paid from any reserve account of the Company and/or from the Company’s share premium and/or share capital accounts and/or any other account lawfully available therefor.

Dated:	Signature(6):

Notes:

1.	Full name(s) and address(es) (as shown in the register of members of the Company) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.01 each of the Company registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3.	If any proxy other than the chairman of the EGM is preferred, please delete the words “the chairman of the extraordinary general meeting, or” and insert the name and address of the proxy desired in the space provided, failing which the chairman of the EGM will act as your proxy. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	Any shareholder who is the holder of two or more shares and who is entitled to attend and vote at the EGM is entitled to appoint more than one proxy to attend and, on a poll, vote instead of him. A proxy need not be a shareholder of the Company, but must attend the EGM in person to represent you.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE PLACE A “✓” IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE PLACE A “✓” IN THE RELEVANT BOX MARKED “AGAINST”. Failure to complete either box will entitle your proxy to cast your vote or abstain at his discretion on the relevant resolution. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

7.	Where there are joint registered holders of any share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint registered holders shall be present at the EGM personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or notarially certified copy of such power of attorney or authority must be deposited at the Company’s Hong Kong branch share registrar and transfer office, Tricor Investor Services Limited at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the EGM and any adjournment thereof.

9.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the EGM and any adjournment of the EGM if you so wish and, in such event, this instrument appointing a proxy shall be deemed to be revoked.
Information Regarding Accounting Information and Reports
For the preparation and presentation of consolidated U.S. GAAP revenue, GAAP earnings per diluted share, and non-GAAP earnings per diluted share of TTM Technologies, Inc.’s (“TTM”) earnings guidance for the quarterly period ending March 29, 2010 (“the Earnings Guidance”) in the Circular set forth above (the “Circular”), KPMG, Certified Public Accountants, Hong Kong, has not audited, reviewed, examined, or compiled the Earnings Guidance for purposes of its inclusion in any document provided to United States or international investors or for use in any jurisdiction outside Hong Kong, and, accordingly, KPMG does not express an opinion or provide any form of assurance on such information or its achievability for the purpose of this filing.
For the purpose of complying with the Hong Kong Code on Takeovers and Mergers only, KPMG, Certified Public Accountants, Hong Kong, has given and has not withdrawn its written consent to the issue of the Circular with the inclusion therein of (i) its name, (ii) reference to itself as “Experts,” (iii) its Accountants’ Report dated February 4, 2010 on the Earnings Guidance, in the form and context in which they are respectively included in the Circular.
For the purpose of complying with the Hong Kong Code on Takeovers and Mergers only, KPMG LLP, Independent Registered Public Accounting Firm, United States of America, has given and has not withdrawn its written consent to the issue of the Circular with the inclusion therein of (i) its name, (ii) reference to itself as “Experts,” (iii) its audit opinion dated March 13, 2009, except for the section entitled “Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements” in Note 2 as to which the date is December 14, 2009, and Note 20 entitled “Reconciliation to International Financial Reporting Standards” as to which the date is February 4, 2010 on the TTM consolidated financial statements as of December 31, 2008, 2007 and 2006, and its review report dated November 6, 2009, except for Note 16 entitled “Reconciliation to International Financial Reporting Standards” as to which the date is February 4, 2010 on the TTM unaudited consolidated condensed financial statements as of September 28, 2009 and for the nine-month periods ended September 28, 2009 and September 29, 2008, in the form and context in which they are respectively included in the Circular.
A written consent under the Hong Kong Code on Takeovers and Mergers is different from a consent filed with the U.S. Securities and Exchange Commission (the “SEC”) under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), which is applicable only to transactions involving securities registered under the Securities Act. As the Circular has not and will not be used to register shares under the Securities Act, KPMG LLP, Independent Registered Public Accounting Firm, United States of America, and KPMG, Certified Public Accountants, Hong Kong, have not filed a consent under Section 7 of the Securities Act.
The term “Experts” as used in the Circular is different from that as defined under the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. The reference to KPMG LLP, Independent Registered Public Accounting Firm, United States of America, and KPMG, Certified Public Accountants, Hong Kong, as “Experts” in the Circular is not made in the context of the Securities Act but solely as the term is used in the context of the Circular.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the SEC at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.